05006407

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Open Joint Stock Company RBC Information Systems

*CURRENT ADDRESS 119261, Moscow
75/9 Leninsky Prospekt
Russia

PROCESSED
MAR 1 1 2005
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34864 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☑
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OICF/BY: EBS

DAT : 3/10/05

EXHIBIT1

82-34864

Open Joint Stock Company

RBC Information Systems

75/9 Leninsky Prospekt, Moscow 119261, Russian Federation

MINUTES No. 15
of the annual general shareholders' meeting of OAO RBC Information System (hereinafter "Company")

Moscow **June 8, 2004**

The annual general shareholders' meeting is to be held in joint presence without prior distribution of voting ballots. The meeting will be held in the Sheremetyevsky hall of Marriot Grand Hotel Moscow, 26 Tverskaya Street, Moscow.

Registration starts at: 10:00 a.m., June 8, 2004
Meeting opens at: 11:00 a.m., June 8, 2004
Registration closes at: 11:45 a.m., June 8, 2004
Vote counting starts at: 11:45 a.m., June 8, 2004
Meeting closes at: 12:10 a.m., June 8, 2004

Chairperson of the general meeting: Dmitry Belik

Presidium of the general meeting: Yury Rovensky, General Director of OAO RBC Information Systems

Artemy Inyutin, General Director of ZAO RBC TV
Alexander Zvenigorodsky, Director for corporate law matters
of OOO VP Aktiv, a legal consulting firm, the speaker of the
meeting.

Secretary of the general meeting: Ekaterina Melnikova, legal expert.

Pursuant to the federal law "On joint-stock companies" No.120-FZ, the counting functions are to be performed by the company's Registrar, ZAO IRCOL, represented by Nina Trifonova, Director for Issuer Relations.

Agenda:

1. Approval of the Company's annual report, the annual accounting statement, including the profit and loss statement (profit and loss accounts), as well as that of the profit and loss distribution according to the results of 2003.
2. Approval of a new version of the Company's Articles of Association.
3. Approval of a new version of the Regulations of the Board of Directors.
4. Election of the Company's Board of Directors.
5. Election of the Company's Audit Commission.
6. Approval of the Company's Auditor.
7. Approval of transactions.

Presence of a quorum with regard to all items on the general meeting's agenda:

Items on the general meeting's agenda	Number of votes assigned to persons, having the right to participate in the general shareholders' meeting as of April 14, 2004	Number of votes assigned to persons, taking part in the general meeting		Presence of a quorum
	votes	*votes*	*percent*	
First	100,000,000	74,015,424	74.02	A quorum is present
Second	100,000,000	74,015,424	74.02	A quorum is present
Third	100,000,000	74,015,424	74.02	A quorum is present
Fourth	1,200,000,000	888,185,088	74.02	A quorum is present
Fifth	100,000,000	74,015,424	74.02	A quorum is present
Sixth	100,000,000	74,015,424	74.02	A quorum is present
Seventh	100,000,000	74,015,424	74.02	A quorum is present

1. **Approval of the Company's annual report, the annual accounting statement, including the profit and loss statement (profit and loss accounts), as well as that of the profit and loss distribution according to the results of 2003.**

REGARDING THE 1ST ITEM ON THE AGENDA:

Dmitry Belik, Chairman of the meeting and Deputy Chairman of the Company's Board of Directors delivered a report on the first issue on the agenda.

Main outlines of the report:

- In 2003, a favorable economic environment in Russia helped boost the business activity and prompted an increasing demand for hi-end media and IT services. In the circumstances, not only has RBC Information Systems consolidated its leading position on the business-related mass-media market, but it has also considerably enhanced the quality of IT services delivered. RBC's business TV channel, the only one in Eastern Europe, is undoubtedly the company's most ambitious and innovative project. The business television station, and at least 10 other media projects have lent more distinction to the RBC brand in the eyes of the business community, while cooperation with CNBC and CNN has allowed us to expand the influence of our brand over to foreign audiences.

- Financial performance in brief: the company's proceeds totaled USD48.5m in 2003; the TV project accounting for USD5.6m of this sum, and the principal media business – for USD26.9m. IT-service sales proceeds went up by 8 percent from USD14.8m in 2002 to USD16m in 2003. Consolidated aggregate profit approached USD37m, the core business earning USD12m of the total. Losses on the TV project approximated USD8m, which generally meets the business plan. This said, it should be pointed out that the TV project earned a larger profit than forecasted. In 2004, the holding's total profit is expected at USD71m.
- Belik took special care to elaborate on the IT segment. The RBC brand recognition has developed into the Company's competitive advantage and a growth factor, with regard to the amount of RBC's IT contracts. RBC's IT client base has enlarged substantially to exceed 200 customers, pushed up by its diversified solution portfolio, embracing both special application-dependent and commercial software. RBC SOFT's solutions have already been implemented at a number of public sector enterprises, large banks, industrial companies and other institutions. The company's IT clients include the Ministry of Transportation, Atomic Energy Ministry, Information Technologies and Communications Ministry, State Customs Committee, Gazprom, LUKoil, Kazkommertsbank, TuranAlem Bank, Rosbank, Golden Telecom, GUM Trading House, and the Bolshoi Theatre. The company's recent clients include the Permanent Committee of the Union of Russia and Belarus, the Ministry of Economic Development and Trade, the Education Ministry of the Russian Federation, and Mitsubishi Motors.

The meeting's speaker Alexander Zvenigorodsky gave the floor to Director General of OAO RBC Information Systems Yury Rovensky.

The main outlines of the report given:

- The successful launch of the business TV channel promoted a 36 percent growth of RBC's core business, and enhanced the company's brand recognition. The company's performance permitted Deloitte and Touche to rank the company 72nd, up from 43rd, among the most fast-growing companies of Eastern Europe. We are the only Russian company to be ranked among the top 500. And that's not the only accomplishment: RBC has been ranked 15th among 45 Russian companies reviewed for their information transparency by Standard & Poor's. The company has also progressed impressively in the Internet advertising sphere, and entered the strategically important TV advertising market. The RBC TV channel's proceeds totaled USD5.6m, which is considered to be above the target rates.
- In 2003, with its market expansion, RBC attracted attention of both investors and advertisers. This year, the professional community has named RBC as the "golden brand of 2003", proceeding primarily from marketing projects, implemented by RBC to maintain the brand and enhance brand recognition. The Expert rating agency has also recognized the company's achievements by upgrading the company to B++ for its corporate governance, which stands among Russian companies' highest ratings.
- Thus, RBC's achievements in 2003 contributed to consolidation of the company's position on already familiar markets, and helped make a good start on further expansion to the new markets that RBC proposes to enter in the very near future.

The meeting's speaker Alexander Zvenigorodsky gave the floor to Artemy Inyutin, General Directo of ZAO RBC TV. Inyutin reported on the media segment and the TV project.

Main outlines of the report:

- The Association of Communicative Agencies of Russia estimated the advertising market volume at USD2.6bn in 2003. During the year in question, advertising volumes grew, and analysts are forecasting a 30 percent growth of the Russian advertising market for the coming year, and

from 25 to 35 percent for the year after. Europe's largest advertising markets are growing at an average annual rate of 3 to 4 percent. In 2003, TV advertising had a 46 percent share of the market, and analysts have been citing a 52 percent share for this year and a 54 percent share for the next year.

- Inyutin also reflected upon RBC's media projects in 2003. Throughout the year, RBC was actively engaged in media projects in three major spheres, which included the launch of new mass media, financial products development, and creation of products pertaining to the TV business market. In 2003, RBC set up a new mass medium, RBC Daily, which has already earned a wonderful reputation. RBC Daily has attracted 90,000 to 100,000 thousand readers; it provides financial, corporate and macroeconomic articles. As to financial products, in 2003, RBC produced Quote Total, a financial terminal, which is now being implemented at large corporations. Inyutin gave more details about the TV project. In cooperation with Golden Telecom, RBC developed a distributed bank-based network of remote cameras. In line with the second project involving the TV channel and assisted by CNN, broadcasting of a CNN program about the Russian economy was launched. And the third one, involving the TV channel itself, has already yielded some results which can be summarized: we are expanding to the most populated cities, and we are targeted the elite audience. The company's television content policy has been progressing, new programs have been designed and the old ones considerably changed. The TV channel's short-term plans envisage covering St. Petersburg.
- Currently, we are aware of the structure of our audience, totaling 1.5m people, where over 50 percent are men, and less then 50 percent are women. Around one third of the audience consists of people directly involved in economic activities.
- Now, the main objective of RBC TV is not extensive development, but to cover specific corporations, banks, luxury apartment districts, that is – reaching out to its target group.

ISSUE VOTED:

Approval of the Company's annual report, the annual accounting statement, including the profit and loss statement (profit and loss accounts). Not to pay dividend for 2003.

VOTING RESULTS:

74,000,424 votes in favor (99.98 percent);
no votes against;
no abstentions.

RESOLVED with regard to the 1st item:

To approve the Company's annual report, the annual accounting statement, including the profit and loss statement (profit and loss accounts). Not to pay dividend for 2003.

Decision adopted.

II. Approval of a new version of the Company's Articles of Association.

WITH REGARD TO THE 2ND ITEM ON THE AGENDA:

Elena Novokreshchenova, head of the Company's legal department, took the floor to report on the 2nd item on the agenda.
Main outlines of the report:

- The following documents are submitted for review and consideration to shareholders:
  - a new version of the Articles of Association,
  - a new version of the Regulations of the Board of Directors.

Both the documents have been drafted by the Company's legal department and recommended to the shareholders' meeting by the Board of Directors.

Adoption of the drafts presented is necessitated by modifications and amendments to legislation on joint stock companies introduced recently. For instance, on March 15, 2004, the federal law "On introduction of amendments to the federal law 'On joint stock companies'" No. 5-FZ dated February 24, 2004, of the Russian Federation took effect. The changes are as follows:

1) The law introduces a compulsory cumulative vote on a company's Board of Directors.
2) The minimal number of Board members is set at 5 persons.
3) The law brings decision-making concerning early termination of powers of all the company's Board members, exclusive of early dismissal of individual members within the scope of authorities of the general meeting.

On March 29, 2004, Regulation "On ratification of the Provision on activities related to organization of trading on the securities market" No. 03-54/ps of the Federal Commission for the Securities Market dated December 12, 2003, took effect.

On the strength of the Regulation, the requirements for corporate governance code compliance are made tougher, and issuers put on the A2 Quotation List (OAO RBC Information Systems shares are maintained in this quotation list) are bound to comply with the corporate governance norms envisaged by the Regulation (Appendix 6).

- Novokreshchenova elaborated on the fundamental changes to the Company's Articles of Association and the Regulations of the Board of Directors.

1) Amendments and additions, envisaging election of Board members by cumulative vote, are to be introduced to the Articles of Association and the Regulations of the Board of Directors.
2) The number of Board members is to be set at 9 people, with three Board members meeting the independece criteria.
3) The Articles of Association set forth a minimal period of notice to shareholders of holding the general shareholders' meeting – 30 days before the date of the meeting.
4) The Articles of Association introduce a new managerial body in the Company – a new collegial executive body, the Executive Board. The Board is to be responsible for development and implementation of the overall strategy of establishing and expanding subsidiaries, determining their scope of activities, investing, appropriating property and other issues pertaining to their operation. The procedure of the Executive Board's operation is to be governed by a special provision on the Board to be adopted by the Board of Directors afer the meeting.
5) As to the coordination procedures between the Board of Directors and the Company's executive bodies, the Articles of Association now stipulate for the Board of Directors' right to set out requirements for expertise of, and size of remuneration to members of executive bodies, as well as for the voting procedure for such issues.

ISSUE VOTED:

Approval of the new version of the Company's Articles of Association.

VOTING RESULTS:

74,000,413 votes in favor (99.98 percent);
no votes against;
11 abstentions (0 percent).

RESOLVED with regard to the 2nd item:

To approve the new version of the Company's Articles of Association.

Decision adopted.

III. Approval of a new version of the Regulations of the Board of Directors.

WITH REGARD TO THE 3RD ITEM ON THE AGENDA:

Elena Novokreshchenova, head of the legal department, reported on the adoption of a new version of the Regulations of the Board of Directors.

ISSUE VOTED:

Approval of the new version of the Regulations of the Board of Directors.

VOTING RESULTS:

74,000,413 votes in favor (99.98 percent);
no votes against;
11 abstentions (0 percent).

RESOLVED with regard to the 3rd item:

To approve the new version of the Regulations of the Board of Directors.

Decision adopted.

IV. Election of the Company's Board of Directors.

WITH REGARD TO THE 4TH ITEM ON THE AGENDA:

Dmitry Belik, Chairman of the meeting, deputy Chairman of the Company's Board of Directors, reported on the resolution of the Board of Directors (minutes of Board meeting No. 27 dated March 18, 2004) on the approval of the list of candidates:

1. German Kaplun
2. Alexander Morgulchik
3. Dmitry Belik
4. Sergey Lukin
5. Oleg Dyatlov
6. Givi Topchishvili
7. Ekaterina Lebedeva

8. Leonid Khazan
9. Yuri Mostovoy
10. Hans-Joerg Rudloff
11. Neil Osborn
12. Michael Hammond

ISSUE VOTED:

Election of members of the Company's Board of Directors:

1. German Kaplun

VOTING RESULTS:

Number of votes for the candidate: 74,001,113.

2. Alexander Morgulchik

VOTING RESULTS:

Number of votes for the candidate: 74,000,110.

3. Dmitry Belik

VOTING RESULTS:

Number of votes for the candidate: 74,001,113.

4. Sergey Lukin

VOTING RESULTS:

Number of votes for the candidate: 74,000,116.

5. Oleg Dyatlov

VOTING RESULTS:

Number of votes for the candidate: 74,000,713.

6. Givi Topchishvili

VOTING RESULTS:

Number of votes for the candidate: 74,000,113.

7. Ekaterina Lebedeva

VOTING RESULTS:

Number of votes for the candidate: 74,000,613.

8. Leonid Khazan

VOTING RESULTS:

Number of votes for the candidate: 74,000,113.

9. Yuri Mostovoy

VOTING RESULTS:

Number of votes for the candidate: 74,000,613.

10. Hans-Joerg Rudloff

VOTING RESULTS:

Number of votes for the candidate: 74,000,113.

11. Neil Osborn

VOTING RESULTS:

Number of votes for the candidate: 74,000,113.

12. Michael Hammond

VOTING RESULTS:

Number of votes for the candidate: 74,000,113.

Number of votes "against all": 0
Number of abstentions from voting for all candidates: 132
Number of votes not distributed among candidates nominated: 0
Election of the Board of Directors is by cumulative vote.
12 candidates, winning the majority of votes of voting shareholders, taking part in the meeting, are elected to the Board of Directors.

RESOLVED with regard to the 4th item:

To elect the following members of the Board of Directors:

1. German Kaplun
2. Alexander Morgulchik
3. Dmitry Belik
4. Sergey Lukin
5. Oleg Dyatlov
6. Givi Topchishvili
7. Ekaterina Lebedeva
8. Leonid Khazan

9. Yuri Mostovoy
10. Hans-Joerg Rudloff
11. Neil Osborn
12. Michael Hammond

Decision adopted.

V. Election of the Company's Audit Commission

WITH REGARD TO THE 5TH ITEM ON THE AGENDA:

Dmitry Belik reported on the resolution of the Board of Directors (minutes of a Board meeting No. 27 dated March 18, 2004) on the approval of the list of candidates:

1. Alexandra Savchenko
2. Tatyana Knyazeva
3. Irina Solntseva

ISSUE VOTED:

Election of members of the Company's Audit Commission:

1. Alexandra Savchenko

VOTING RESULTS:

1,516,051 votes in favor (99 percent);
no votes against;
11 abstentions (0 percent).

2. Tatyana Knyazeva

VOTING RESULTS:

1,516,051 votes in favor (99 percent);
no votes against;
11 abstentions (0 percent).

3. Irina Solntseva

VOTING RESULTS:

1,516,051 votes in favor (99 percent);
no votes against;
11 abstentions (0 percent).

Shares of members of the Board of Directors, or persons holding executive offices with the Company, do now permit voting in the election of the Audit Commission members (Article 85, Para 6 of the federal law "On joint stock companies").

The general shareholder meeting's decision on the issue is passed by the majority of votes of voting shareholders, attending the meeting and having a right to vote on the issue.

The total of shares allowing of a right to vote on the issue is 1,531,312.

RESOLVED with regard to the 5th item:

To elect the following members of the Company's Audit Commission:

1. Alexandra Savchenko
2. Tatyana Knyazeva
3. Irina Solntseva

Decision adopted.

VI. Approval of the Company's Auditor

WITH REGARD TO THE 6TH ITEM ON THE AGENDA:

Dmitry Belik, Chairman of the meeting, reported on the Company's auditor. Belik proposed a motion to approve KPMG Limited and OOO Online Audit as the Company's Auditors for holding international and Russian audits respectively.

ISSUE VOTED:

1) Approval of KPMG Limited as the Company's Auditor for conducting international audits.

VOTING RESULTS:

74,000,413 votes in favor (99.98 percent);
no votes against;
11 abstentions (0 percent).

2) Approval of OOO Online Audit as the Company's Auditor for conducting Russian audits.

VOTING RESULTS:

74,000,413 votes in favor (99.98 percent);
no votes against;
11 abstentions (0 percent).

RESOLVED with regard to the 6th item:

To approve KPMG Limited as the Company's Auditor for conducting international audits.
To approve OOO Online Audit as the Company's Auditor for conducting Russian audits.

Decision adopted.

VII. Approval of related party transactions

WITH REGARD TO THE 7TH ITEM ON THE AGENDA:

Dmitry Belik, Chairman of the meeting, reported on transactions, to which members of the Company's Board of Directors and the person, performing the duties of the Company's sole executive body, are related parties. The above persons are recognized as related parties to transactions submitted for review and consideration to the Company's general meeting, since persons affiliated to them are parties to the transactions.

ISSUE VOTED:

1) Approval of extension of a loan of RUR117,500,000 (One hundred and seventeen million five hundred thousand rubles) by the Company to RBC Investments (Cyprus) Ltd. at an annual interest rate totaling 1 (one) percent. The beneficiary in the transaction is the lender, OAO RBC Information Systems.

VOTING RESULTS:

1,516,301 votes in favor (99.02 percent);
no votes against;
11 abstentions (0 percent).

2) Approval of extension of a loan of RUR30,003,000 (Thirty million three thousand rubles) by the Company to RBC Investments (Cyprus) Ltd., at an annual interest rate totaling 1 (one) percent. The beneficiary in the transaction is the lender, OAO RBC Information Systems

VOTING RESULTS:

1,516,301 votes in favor (99.02 percent);
no votes against;
11 abstentions (0 percent).

3) Approval of extension of a loan of RUR15,000,000 (Fifteen million rubles) by the Company to RBC Investments (Cyprus) Ltd. at an annual interest rate totaling 1 (one) percent. The beneficiary in the transaction is the lender, OAO RBC Information Systems.

VOTING RESULTS:

1,516,301 votes in favor (99.02 percent);
no votes against;
11 abstentions (0 percent).

4) Approval of extension of a loan of RUR30,150,000 (Thirty million one hundred and fifty thousand rubles) by the Company to RBC Investments (Cyprus) Ltd. at an annual interest rate totaling 1 (one) percent. The beneficiary in the transaction is the lender, OAO RBC Information Systems.

VOTING RESULTS:

1,516,301 votes in favor (99.02 percent);
no votes against;
11 abstentions (0 percent).

5) Approval of extension of a loan of USD1,406,800 (One million four hundred and six thousand eight hundred US dollars) by the Company to RBC Investments (Cyprus) Ltd. at an annual interest rate, totaling 1 (one) percent. The beneficiary in the transaction is the lender, OAO RBC Information Systems.

VOTING RESULTS:

1,516,301 votes in favor (99.02 percent);

no votes against;
11 abstentions (0 percent).

6) Approval of extension of a loan of USD1,400,000 (One million four hundred thousand US dollars) to RBC Investments (Cyprus) Ltd. at an annual interest rate totaling 1 (one) percent. The beneficiary in the transaction is the lender, OAO RBC Information Systems.

VOTING RESULTS:

1,516,301 votes in favor (99.02 percent);
no votes against;
11 abstentions (0 percent).

7) Approval of extension of a loan of USD1,410,000 (One million four hundred and ten thousand US dollars) by the Company to RBC Investments (Cyprus) Ltd. at an annual interest rate totaling 1 (one) percent. The beneficiary in the transaction is the lender, OAO RBC Information Systems.

VOTING RESULTS:

1,516,301 votes in favor (99.02 percent);
no votes against;
11 abstentions (0 percent).

8) Approval of extension of a loan of RUR75,000,000 (Seventy five million rubles) by the Company to RBC Investments (Cyprus) Ltd. at an annual interest rate totaling 1 (one) percent. The beneficiary in the transaction is the lender, OAO RBC Information Systems.

VOTING RESULTS:

1,516,301 votes in favor (99.02 percent);
no votes against;
11 abstentions (0 percent).

9) Approval of extension of a loan of RUR42,000,000 (Forty two million rubles) by the Company to OOO Niken at an annual interest rate totaling 6 (six) percent. The beneficiary in the transaction is the lender, OAO RBC Information Systems.

VOTING RESULTS:

1,516,301 votes in favor (99.02 percent);
no votes against;
11 abstentions (0 percent).

10) Approval of extension of a loan of RUR42,000,000 (Forty two million rubles) by the Company to OOO Niken at an annual interest rate totaling 6 (six) percent. The beneficiary in the transaction is the lender, OAO RBC Information Systems.

VOTING RESULTS:

1,516,301 votes in favor (99.02 percent);
no votes against;
11 abstentions (0 percent).

11) Approval of extension of a loan of RUR40,000,000 (Forty million rubles) by the Company to OOO RBC TV Production at an annual interest rate totaling 6 (six) percent. The beneficiary in the transaction is the lender, OAO RBC Information Systems.

VOTING RESULTS:

1,516,301 votes in favor (99.02 percent);

no votes against;
11 abstentions (0 percent).

12) Approval of extension of a loan of RUR27,000,000 (Twenty seven million rubles) by the Company to OOO RBC TV Production at an annual interest rate totaling 6 (six) percent. The beneficiary in the transaction is the lender, OAO RBC Information Systems.

VOTING RESULTS:

1,516,301 votes in favor (99.02 percent);
no votes against;
11 abstentions (0 percent).

13) Approval of transactions that can be concluded in the future in the routine course of the Company's business between the Company and 1) RBC TV Closed Joint Stock Company to the amount of RUR300,000,000 (Three hundred million rubles); 2) RBC SOFT Closed Joint Stock Company to the amount of RUR300,000,000 (Three hundred million rubles); 3) RBC Holding Closed Joint Stock Company to the amount of RUR300,000,000 (Three hundred million rubles); 4)RosBusinessConsulting Closed Joint Stock Company to the amount of RUR300,000,000 (Three hundred million rubles); 5) RBC Center Limited Liability Company to the amount of RUR300,000,000 (Three hundred million rubles); 6) RBC Investments (Cyprus) Ltd. to the amount of RUR300,000,000 (Three hundred million rubles); 7) RBC Reklama to the amount of RUR300,000,000 (Three hundred million rubles); 8) RBC TV Production to the amount of RUR300,000,000 (Three hundred million rubles).

VOTING RESULTS:

1,516,301 votes in favor (99.02 percent);
no votes against;
11 abstentions (0 percent).

The number of votes assigned to shareholders listed as having a right to participate in the general shareholders' meeting and not related to the transactions is 27,515,888.
The number of votes assigned to persons seen as non-related parties to the transactions and attending the general meeting is 1,531,312.

RESOLVED with regard to the 7th item:

1) To approve extension of a loan of RUR117,500,000 (One hundred and seventeen million five hundred thousand rubles) by the Company to RBC Investments (Cyprus) Ltd. at an annual interest of 1 (one) percent. The beneficiary in the transaction is the lender, OAO RBC Information Systems.

2) To approve extension of a loan of RUR30,003,000 (Thirty million three thousand rubles) by the Company to RBC Investments (Cyprus) Ltd. at an annual interest of 1 (one) percent. The beneficiary in the transaction is the lender, OAO RBC Information Systems.

3) To approve extension of a loan of RUR15,000,000 (Fifteen million rubles) by the Company to RBC Investments (Cyprus) Ltd. at an annual interest rate of 1 (one) percent. The beneficiary in the transaction is the lender, OAO RBC Information Systems.

4) To approve extension of a loan of RUR30,150,000 (Thirty million one hundred and fifty thousand rubles) by the Company to RBC Investments (Cyprus) Ltd. at an annual interest rate of 1 (one) percent. The beneficiary in the transaction is the lender, OAO RBC Information Systems.

5) To approve extension of a loan of USD1,406,800 (One million four hundred and six thousand eight hundred US dollars) by the Company to RBC Investments (Cyprus) Ltd. at an annual interest of 1 (one) percent. The beneficiary in the transaction is the lender, OAO RBC Information Systems.

6) To approve extension of a loan of USD1,400,000 (One million four hundred thousand US dollars) by the Company to RBC Investments (Cyprus) Ltd. at an annual interest rate of 1 (one) percent. The beneficiary in the transaction is the lender, OAO RBC Information Systems.

7) To approve extension of a loan of USD1,410,000 (One million four hundred and ten thousand US dollars) by the Company to RBC Investments (Cyprus) Ltd. at an annual interest of 1 (one) percent. The beneficiary in the transaction is the lender, OAO RBC Information Systems.

8) To approve extension of a loan of RUR75,000,000 (Seventy five million rubles) by the Company to RBC Investments (Cyprus) Ltd. at an annual interest rate of 1 (one) percent. The beneficiary in the transaction is the lender, OAO RBC Information Systems.

9) To approve extension of a loan of RUR38,000,000 (Thirty eight million rubles) by the Company to OOO Niken at an annual interest rate of 6 (six) percent. The beneficiary in the transaction is the lender, OAO RBC Information Systems.

10) To approve extension of a loan of RUR42,000,000 (Forty two million rubles) by the Company to OOO Niken at an annual interest rate of 6 (six) percent. The beneficiary in the transaction is the lender, OAO RBC Information Systems.

11) To approve extension of a loan of RUR40,000,000 (Forty million rubles) by the Company to OOO RBC TV Production at an annual interest rate of 6 (six) percent. The beneficiary in the transaction is the lender, OAO RBC Information Systems.

12) To approve extension of a loan of RUR27,000,000 (Twenty seven million rubles) by the Company to OOO RBC TV Production at an annual interest rate of 6 (six) percent. The beneficiary in the transaction is the lender, OAO RBC Information Systems.

13) To approve transactions that can be concluded in the future in the routine course of the Company's business between the Company and 1) RBC TV Closed Joint Stock Company to the amount of RUR300,000,000 (Three hundred million rubles); 2) RBC SOFT Closed Joint Stock Company to the amount of RUR300,000,000 (Three hundred million rubles); 3) RBC Holding Closed Joint Stock Company to the amount of RUR300,000,000 (Three hundred million rubles); 4)RosBusinessConsulting Closed Joint Stock Company to the amount of RUR300,000,000 (Three hundred million rubles); 5) RBC Center Limited Liability Company to the amount of RUR300,000,000 (Three hundred million rubles); 6) RBC Investments (Cyprus) Ltd. to the amount of RUR300,000,000 (Three hundred million rubles); 7) RBC Reklama to the amount of RUR300,000,000 (Three hundred million rubles); 8) RBC TV Production to the amount of RUR300,000,000 (Three hundred million rubles).

Decision adopted.

The last item on the agenda considered, a motion was made by shareholders concerning the procedure of convening the general shareholders' meeting. Shareholder Rybin made a request that notices of the general shareholders' meetings be dispatched to shareholders by registered mail. Shareholder Tikhonovich seconded Rybin's motion.

The minutes were drafted in two copies on June 16, 2004.

Chairman of the general meeting Dmitry Belik

Secretary of the general meeting Ekaterina Melnikova

I hereby certify that the above signatures are those of the listed executives:

General Director Yury Rovensky

EXHIBIT2

MATERIAL FACT
NOTICE
"INFORMATION ON SECURITIES ISSUE"

RBC Information Systems Open Joint Stock Company hereby informs that publications on the decision by the Board of Directors on the placement of an additional share issue by the Kommersant newspaper dated January 15, 2004, "Supplement to the Bulletin of the Federal Commission for the Securities Market" dated January 21, 2004, as well as similar statements by Interfax News Agency, AK&M Analytical Information Agency, the MIXEC exchange and the RTS exchange, and the report on the issuer's website dated January 14, 2004, are incorrect, as they provide information not corresponding to the decision on the placement of additional shares made by the Board of Directors on January 12, 2004, Minutes No. 24 dated January 13, 2004.

Under Minutes No. 24 dated January 13, 2004, the material fact notice shall read as follows:

1. Full corporate name of the issuer, including company type – ***RBC Information Systems Open Joint Stock Company***
2. The issuer's address – **75/9, Leninsky Prospect, Moscow, 119261**
3. Taxpayer ID number assigned to the issuer by tax agencies - ***7736206959***
4. The issuer's unique code, assigned by the registration authority – ***05214-A***
5. The material fact's code – ***0505214A13012004***
6. Address of the website used by the issuer for publication of material fact notices – **http://www.rbcinfosystems.ru/info/**
7. Name of the periodical used by the issuer for publication of material fact notices – "***Supplement to the Bulletin of the Federal Commission for the Securities Market of Russia"; Kommersant newspaper.***
8. Data on decision on securities placement:

Kind, category (type), serial number and other identification marks of placed securities – ***Common nominal non-documentary shares of OAO RBC Information Systems (hereinafter referred to as Shares)***

Total quantity of the placed securities and the par value of each placed security – ***15 000 000 (fifteen million) shares with a par value of 0.001 ruble (one thousandth of a ruble) each***

Method of placement of securities – public offering

Other provisions for distributing securities specified in the decision on the placement –

The Board of Directors of OAO RBC Information Systems determines the start date for the placement of securities. The placement shall start no sooner than two weeks after the date of disclosure of information on state registration of additional shares and all potential buyers are provided with access to information on state registration of the issue, which should be disclosed under the federal law of the Russian Federation "On the securities market" and regulations of the Federal Commission for the Securities Market.

End date of the placement:

Shares shall be placed within one year from the date of state registration of the additional share issue.

Offering price for additional shares, including price of offering to the persons listed as having preemptive right to acquire shares, is determined by the issuer's Board of Directors in the period from the date of state registration of the issue to the start date for the placement of securities. The issuer shall have notice on the offering posted in news bulletins of information agencies AK&M and Interfax, and on the issuer's website www.rbcinfosystems.ru before the start date of the placement (the issuer discloses the information on its website after it is posted in news bulletins).

Shares shall be fully paid for in the national currency of the Russian Federation or foreign currency (US dollars) when acquired.
The payment by installments for issued securities is not possible.
Shares are to be paid for in the Russian national currency or foreign currency (US dollar) at the exchange rate set by the Central Bank of the Russian Federation for the date on which the shareholder pays for acquired shares. Shares of this issue are paid for before a buyer/shareholder files an application for acquirement of shares.
Company shareholders have the preemptive right to acquire additional shares placed through public offering in a volume proportional to the quantity of shares of this category (type) they own.
A person granted with the preemptive right to acquire shares shall file an application within 45 days after the date the notice of the possibility of exercising a preemptive right to acquire shares is posted by the Rossiyskaya Gazeta newspaper.
The issuer's managerial body, which has made the decision on the placement of securities – ***the Board of Directors***
Date of the meeting (session) of the issuer's authorized managerial body that made a decision on the placement of securities – ***January 12, 2004.***
Date of making the minutes of the meeting (session) of the issuer's managerial body that made a decision on the placement of securities – ***January 13, 2004, Minutes No. 24***

General Director
OAO RBC Information Systems — Yury Rovensky
April 26, 2004

EXHIBIT3

Report on results of voting by participants of the annual general meeting of shareholders of OAO RBC Information Systems (hereinafter referred to as the Company)

The Company's registered office address: 75/9 Leninsky Prospekt, Moscow 119261
Place of the annual general meeting: Sheremetyevsky Hall, Marriot Grand Hotel, 26 Tverskaya St., Moscow
Date of the meeting: June 8, 2004
Form of the meeting: Joint presence of shareholders without advance delivery of voting ballots

Chairman of the general meeting: Dmitry G. Belik
Secretary of the General Meeting: Ekaterina V. Melnikova

The functions of the counting commission were carried out by the Company's Registrar – ZAO IRKOL, represented by Director for Issuers Services Nina A. Trifonova, in accordance with the Federal Law "On Joint-Stock Companies" No. 120-FZ.

The meeting's agenda:

1. Approval of the annual report, the annual accounting records, including the profit and loss statement (profit and loss records) of the Company, and also the distribution of the Company's profits and losses for 2003.
2. Approval of a new version of the Company's Articles of Association.
3. Approval of a new version of the Regulations of the Board of Directors
4. Election of the Company's Board of Directors
5. Election of the Company's Audit Commission
6. Appointment of the Company's auditor
7. Approval of related-party transactions

Quorums for issues on the general meeting's agenda:

Questions on the agenda	Number of votes that belong to persons entitled to participate in the general meeting (as of April 17, 2003)	Number of votes that belong to persons who participated in the general meeting		Quorum
		Number	*%*	
First	100,000,000	74,015,424	74.02	Confirmed
Second	100,000,000	74,015,424	74.02	Confirmed
Third	100,000,000	74,015,424	74.02	Confirmed
Fourth	1,200,000,000	888,185,088	74.02	Confirmed
Fifth	100,000,000	74,015,424	74.02	Confirmed
Sixth	100,000,000	74,015,424	74.02	Confirmed
Seventh	100,000,000	74,015,424	74.02	Confirmed

The results of the voting on questions included on the voting list were as follows:

Question: **1. Approve the Company's annual report and annual accounting records, including the profit and loss statement (profit and loss records) of the Company.**
Pay no dividends for 2003 Voting results

	Number of votes	Percentage of participants' votes
"In favor"	74,000,424	99.98
"Against"	0	0
"Abstained"	0	0

Decision: Passed

Question: **2. Approve the new version of the Company's Articles of Association.** Voting results

	Number of votes	Percentage of participants' votes
"In favor"	74,000,413	99,98
"Against"	0	0
"Abstained"	11	0

Decision: Passed

Question: **3. Approve the new version of the Regulations of the Board of Directors** Voting results

	Number of votes	Percentage of participants' votes
"In favor"	74,000,413	99,98
"Against"	0	0
"Abstained"	11	0

Decision: Passed

Question: **4. Elect the Company's Board of Directors, consisting of:**

1.German V. Kaplun. Voting results

Number of votes for the candidate: 74,001,113

2.Alexander M. Morgulchik Voting results

Number of votes for the candidate: 74,000,110

3.Dmitry G. Belik Voting results

Number of votes for the candidate: 74,001,113

4.Sergey Yu. Lukin Voting results

Number of votes for the candidate: 74,000,116

5.Oleg A. Dyatlov Voting results

Number of votes for the candidate: 74,000,713

6.Givi Topchishvili Voting results

Number of votes for the candidate: 74,000,113

7. Ekaterina A. Lebedeva Voting results

Number of votes for the candidate: 74,000,613

8. Leonid A. Khazan Voting results

Number of votes for the candidate: 74,000,113

9. Yuri Mostovoy Voting results

Number of votes for the candidate: 74,000,613

10. Hans-Joerg Rudloff Voting results

Number of votes for the candidate: 74,000,113

11. Neil Osborn Voting results.

Number of votes for the candidates: 74,000,113

12. **Michael Hammond** Voting results
Number of votes for the candidate: 74,000,113

Number of votes against all candidates: *0*
Number of "abstained" votes relating to all candidates: *132*
Number of votes that were not distributed between the nominated candidates: *0*
The Board of Directors is elected by means of cumulative voting.
Twelve candidates who receive the largest amounts of votes of holders of voting shares are elected to the Board of Directors. All candidates have been elected.

Question: **5.Elect the Company's Audit Commission, consisting of:**

1.Alexandra S. Savchenko Voting results.

	Number of votes	Percentage of participants' votes
"In favor"	1,516,051	99
"Against"	0	0
"Abstained"	11	0

Candidate: Elected

2.Tatyana A. Knyazeva Voting results

	Number of votes	Percentage of participants' votes
"In favor"	1,516,051	99
"Against"	0	0
"Abstained"	11	0

Candidate: Elected

3.Irina A. Solntseva Voting results

	Number of votes	Percentage of participants' votes
"In favor"	1,516,051	99
"Against"	0	0
"Abstained"	11	0

Candidate: Elected
Decision: Passed

Question: **6. Appointment of the Company's auditor**

1. Approve KPMG Limited as the Company's auditor for international audit Voting results

	Number of votes	Percentage of participants' votes
"In favor"	74,000,413	99.98
"Against"	0	0
"Abstained"	11	0

Candidate: Approved

2. Approve the Auditor-Service-K firm as the auditor for Russian audit Voting results

	Number of votes	Percentage of participants' votes
"In favor"	74,000,413	99.98
"Against"	0	0
"Abstained"	11	0

Candidate: Approved
Decision: Passed

Question: **7. Approval of related-party transactions**

1. Approve the provision of a loan by the Company to RBC Investments (Cyprus) Ltd., totaling 117,500,000 (one hundred and seventeen million five hundred thousand) rubles, with an annual interest rate of 1 (one) percent. The beneficiary for the deal is the lender – OAO RBC Information Systems Voting results

	Number of votes	Percentage of participants' votes
"In favor"	1,516,301	99.02
"Against"	0	0
"Abstained"	11	0

Transaction: Approved

2. Approve the provision of a loan by the Company to RBC Investments (Cyprus) Ltd., totaling 30,003,000 (thirty million three thousand) rubles, with an annual interest rate of 1 (one) percent. The beneficiary for the deal is the lender – OAO RBC Information Systems Voting results

	Number of votes	Percentage of participants' votes
"In favor"	1,516,301	99.02
"Against"	0	0
"Abstained"	11	0

Transaction: Approved

3. Approve the provision of a loan by the Company to RBC Investments (Cyprus) Ltd., totaling 15,000,000 (fifteen million) rubles, with an annual interest rate of 1 (one) percent. The beneficiary for the deal is the lender – OAO RBC Information Systems Voting results

	Number of votes	Percentage of participants' votes
"In favor"	1,516,301	99.02
"Against"	0	0
"Abstained"	11	0

Transaction: Approved

4. Approve the provision of a loan by the Company to RBC Investments (Cyprus) Ltd., totaling 30,150,000 (thirty million one hundred and fifty thousand) rubles, with an annual interest rate of 1 (one) percent. The beneficiary for the deal is the lender – OAO RBC Information Systems Voting results

	Number of votes	Percentage of participants' votes
"In favor"	1,516,301	99.02
"Against"	0	0
"Abstained"	11	0

Transaction: Approved

5. Approve the provision of a loan by the Company to RBC Investments (Cyprus) Ltd., totaling 1,406,800 (one million four hundred and six thousand eight hundred) US dollars, with an annual interest rate of 1 (one) percent. The beneficiary for the deal is the lender – OAO RBC Information Systems Voting results

	Number of votes	Percentage of participants' votes
"In favor"	1,516,301	99.02
"Against"	0	0
"Abstained"	11	0

Transaction: Approved

6. Approve the provision of a loan by the Company to RBC Investments (Cyprus) Ltd., totaling 1,400,000 (one million four hundred thousand) US dollars, with an annual interest rate of 1 (one) percent. The beneficiary for the deal is the lender – OAO RBC Information Systems Voting results

	Number of votes	Percentage of participants' votes
"In favor"	1,516,301	99.02
"Against"	0	0
"Abstained"	11	0

Transaction: Approved

7. Approve the provision of a loan by the Company to **RBC Investments (Cyprus) Ltd., totaling 1,410,000 (one million four hundred and ten thousand) US dollars, with an annual interest rate of 1 (one) percent. The beneficiary for the deal is the lender – OAO RBC Information Systems** Voting results

	Number of votes	Percentage of participants' votes
"In favor"	1,516,301	99.02
"Against"	0	0
"Abstained"	11	0

Transaction: Approved

8. Approve the provision of a loan by the Company to **RBC Investments (Cyprus) Ltd., totaling 75,000,000 (seventy-five million) rubles, with an annual interest rate of 1 (one) percent. The beneficiary for the deal is the lender – OAO RBC Information Systems** Voting results

	Number of votes	Percentage of participants' votes
"In favor"	1,516,301	99.02
"Against"	0	0
"Abstained"	11	0

Transaction: Approved

9. Approve the provision of a loan by the Company to OOO Niken, **totaling 38,000,000 (thirty-eight million) rubles, with an annual interest rate of 6 (six) percent. The beneficiary for the deal is the lender – OAO RBC Information Systems** Voting results

	Number of votes	Percentage of participants' votes
"In favor"	1,516,301	99.02
"Against"	0	0
"Abstained"	11	0

Transaction: Approved

10. Approve the provision of a loan by the Company to OOO Niken, **totaling 42,000,000 (forty-two million) rubles, with an annual interest rate of 6 (six) percent. The beneficiary for the deal is the lender – OAO RBC Information Systems** Voting results

	Number of votes	Percentage of participants' votes
"In favor"	1,516,301	99.02
"Against"	0	0
"Abstained"	11	0

Transaction: Approved

11. Approve the provision of a loan by the Company to OOO RBC-TV Production, **totaling 40,000,000 (forty million) rubles, with an annual interest rate of 6 (six) percent. The beneficiary for the deal is the lender – OAO RBC Information Systems** Voting results

	Number of votes	Percentage of participants' votes
"In favor"	1,516,301	99.02
"Against"	0	0

"Abstained"	11	0

Transaction: Approved

12. Approve the provision of a loan by the Company to OOO RBC-TV Production, totaling 27,000,000 (twenty-seven million) rubles, with an annual interest rate of 6 (six) percent. The beneficiary for the deal is the lender – OAO RBC Information Systems Voting results

	Number of votes	Percentage of participants' votes
"In favor"	1,516,301	99.02
"Against"	0	0
"Abstained"	11	0

Transaction: Approved

13. Approve deals that can be concluded in the future in the process of the Company's routine commercial operations, between the Company and 1) ZAO RBC-TV, totaling 300,000,000 (three hundred million) rubles; 2) ZAO RBC-SOFT, totaling 300,000,000 (three hundred million) rubles; 3) ZAO RBC Holding, totaling 300,000,000 (three hundred million) rubles; 4) ZAO RosBusinessConsulting, totaling 300,000,000 (three hundred million) rubles; 5) OOO RBC-Center, totaling 300,000,000 (three hundred million) rubles; 6) RBC Investments (Cyprus) Ltd., totaling 300,000,000 (three hundred million) rubles; 7) OOO RBC-Reklama, totaling 300,000,000 (three hundred million) rubles; 8) OOO RBC-TV Production, totaling 300,000,000 (three hundred million) rubles Voting results

	Number of votes	Percentage of participants' votes
"In favor"	1,516,301	99.02
"Against"	0	0
"Abstained"	11	0

Transaction: Approved

Number of votes controlled by shareholders included on the list of persons entitled to participate in the general meeting, who are not related parties in the transactions: 27,515,888

Number of votes controlled by persons who are not related parties in the transaction, and who were present at the general meeting: 1,531,312

Decision: Passed

Chairman of the General Meeting Dmitry G. Belik

Secretary of the General Meeting Ekaterina V. Melnikova

EXHIBIT4

Appendix 3
to the Regulations on Listing and Authorization of Placement and Circulation of Securities at ZAO MICEX Stock Exchange

Information on compliance of OAO RBC Information Systems with mandatory requirements for adding securities to "A" Trading List of MICEX Stock Exchange

No.	Requirements	Information on compliance or non-compliance with respective requirements	Proof of compliance with requirements (references to provisions of the issuer's documents)
1. General requirements for issuers			
1.1.	The issuer's Board of Directors shall be elected by means of cumulative voting	Fulfilled	Clause 14.6 of the Articles of Association (Version 7, registered by Inspection No. 36 of the Tax Ministry of Russia on August 18, 2004)
1.2.	There shall be at least three independent directors on the issuer's Board of Directors, who shall meet the following requirements: They shall not be officers or employees of the issuer at the moment of their election and over three years preceding their election; They shall not be officers at any other company, in which any of the issuer's officers is a member of the Board of Directors' committee for human resources and remuneration; They shall not be spouses, parents, children, brothers or sisters of the issuer's officers; They shall not be affiliated with the issuer or its affiliates; The shall not be parties with regard to the issuer's obligations whose conditions envisage their acquiring property (funds) totaling 10 or more percent of the total annual income of these persons, except the receipt of remuneration for work on the issuer's Board of Directors; They shall not represent the state; They shall not be members of the issuer's Board of Directors for over 5 years.	Fulfilled	Articles 41, 42 of the Regulations of the Board of Directors (version No. 3, approved by the general meeting of shareholders, Minutes No. 15 dated June 8, 2004) The independent directors: 1. Hans-Joerg Rudloff; 2. Michael Hammond; 3. Neil Osborn

1.3.	The issuer's Board of Directors shall form a committee, whose only functions shall be the evaluation of candidates for auditors of the joint-stock company; reviewing the auditor's conclusions; evaluation of the issuer's internal control procedures, and preparation of proposals on their improvement (the audit committee), chaired by an independent director.	Fulfilled	Article 30 of the Regulations of the Board of Directors (Version 3, approved by the general meeting of shareholders, Minutes No. 15 dated June 8, 2004)
	The audit committee shall consist of independent directors only, and if this is impossible for objective reasons, it shall consist of independent and non-executive directors only (therefore, the committee shall not include the chief executive and (or) members of the issuer's collegial executive body).	Fulfilled	Members of the committee: Chairman: 1. Michael Hammond (independent director); Members of the committee: 2. Alexander Morgulchik (non-executive director); 3. Neil Osborn (independent director)
	Results of reviewing the conclusions of the issuer's auditor, prepared by the audit committee, shall be presented in the form of materials provided for the issuer's annual general meeting of shareholders.	Fulfilled	Clause 4 of Article 30 of the Regulations of the Board of Directors (Version 3, approved by the general meeting of shareholders, Minutes No. 15 dated June 8, 2004)
1.4.	The issuer's Board of Directors shall form a committee for human resources and remuneration, whose only functions shall be as follows:	Fulfilled	Article 29 of the Regulations of the Board of Directors (Version 3, approved by the general meeting of shareholders, Minutes No. 15 dated June 8, 2004)
	Development of principles and criteria for defining the amount of remuneration paid to members of the Board of Directors, members of the collegial executive body and the chief executive of the issuer, or the managing organization or manager;		
	Preparation of proposals on defining material conditions of contracts with members of the Board of Directors, members of the collegial executive body, and the chief executive of the issuer;		

	Defining the criteria for candidates for seats on the Board of Directors, the collegial executive body, and chief executive of the issuer, as well as preliminary evaluation of such candidates;		
	Regular evaluation of the work of the chief executive (managing organization, or manager) and members of the collegial executive body of the issuer, and preparation of proposals for the Board of Directors with regard to the possibility of their reappointment.		
	The human resources and remuneration committee shall consist of independent directors only, and if this is impossible for objective reasons, it shall consist of independent and non-executive directors only.	Fulfilled	Members of the committee: 1. Hans-Joerg Rudloff (independent director); 2. Yuri Mostovoy (non-executive director); 3. German Kaplun (non-executive director)
1.5.	The issuer shall form a collegial executive body.	Fulfilled	Clause 15.8 of the Articles of Association (Version 7, registered by Inspection 36 of the Tax Ministry of Russia on August 18, 2004)
1.6.	The issuer's internal documents shall stipulate an obligation for members of the Board of Directors and the collegial executive body; the chief executive, or the managing organization and its officers to disclose information about ownership of the issuer's securities, as well as on selling and (or) acquiring the issuer's securities.	Fulfilled	Clause 7 of Article 40 of the Regulations of the Board of Directors (Version 3, approved by the general meeting of shareholders, Minutes No. 15 dated June 8, 2004); Clause 5.7 of Regulations of the Executive Board (approved by the Board of Directors, Minutes No. 31 dated July 23, 2004)
1.7.	The issuer shall disclose information about the amount of remuneration received by members of the Board of Directors, members of the collegial executive body and the chief executive, or the managing organization and the manager.	Fulfilled	Clause 2.7 of the Provisions on Information Policy (approved by the Board of Directors, Minutes No. 31 dated July 23, 2004) Information on remuneration is provided in Clause 5.3 of the company's quarterly report for the 3rd quarter of 2004.
1.8.	The Board of Directors of the issuer shall approve a document defining the terms and methods of disclosing information about the issuer.	Fulfilled	The Provisions on Information Policy (approved by the Board of Directors, Minutes 31 dated July 23, 2004)

1.9.	The issuer's Board of Directors shall approve a document on the use of information on the issuer's activity, the company's securities and deals on them, which cannot be accessed by the public and, in the event of its disclosure, can have a material effect on the market price of the issuer's securities.	Fulfilled	Chapter 7 of the Provisions on Information Policy (approved by the Board of Directors, Minutes 31 dated July 23, 2004)
1.10.	The Board of Directors of the issuer shall approve a document defining procedures for internal control of the issuer's financial and commercial operations; fulfillment of these procedures shall be supervised by a special department of the issuer, which shall report any violations uncovered to the audit committee.	Fulfilled	Regulations of the Internal Audit Department (approved by the Board of Directors, Minutes No. 31 dated July 23, 2004)

2. Special requirements for joint-stock companies

2.1.	A notice about a general meeting of shareholders shall be given at least 30 days prior to the meeting, unless the law provides for a longer period.	Fulfilled	Clause 13.11 of the Articles of Association (Version 7, registered by Inspection 36 of the Tax Ministry of Russia on August 18, 2004)
2.2.	The joint-stock company has taken an obligation not to exempt an acquirer of the obligation from offering shareholders the option of selling their common shares in the company (issued securities convertible into common shares), in the event of acquiring 30 or more percent of the common shares in the joint-stock company.	Fulfilled	Clause 4.4 of the Provisions on Material Corporate Transactions (approved by the Board of Directors, Minutes No. 20 dated March 7, 2003)

3. Special requirements for issuers that are not joint-stock companies

3.1.	Issuers that are not joint-stock companies shall fulfill the provisions of regulations issued by the federal agency, defining the requirements for the disclosure of information for joint-stock companies.		

General Director
OAO RBC Information Systems **Yury Rovensky**

_________ ___, 2004

EXHIBIT5

RBC Information Systems
OPEN JOINT STOCK COMPANY

75/9 Leninsky Prospect, Moscow, 119261, Russia, Tel. (+7095) 363-11-11, Fax 363-11-25, E-mail ir@rbc.ru

to General Director of Moscow Interbank Currency Exchange Closed Joint Stock Company

We hereby inform you that the number of shareholders of OAO RBC Information Systems amounted to 1021 persons as of January 1, 2005.

General Director
OAO RBC Information Systems
Yury Rovesnky

February 7, 2005

Executor: Ekaterina Melnikova
Tel: (+7095) 363-11-46

EXHIBIT6

RBC

OAO RBC Information Systems

(Organized as an Open Joint Stock Company under the laws of the Russian Federation)

11,160,000 Ordinary Shares

This Information Memorandum relates to an international offering of ordinary shares of OAO RBC Information Systems. The international offering comprises an offering to selected investors in the Russian Federation and an international private placement outside the Russian Federation. The shares are being offered for the benefit of the Company by five of its principal individual shareholders identified in this Information Memorandum. For more information on the selling shareholders, see the "Principal and Selling Shareholders" section beginning on page 69.

The selling shareholders will transfer to the Company 97 per cent. of the gross proceeds from the 11,160,000 shares they sell and, as consideration for such transfer, will receive an equal number of newly issued ordinary shares of the Company at the international offering price less a 3 per cent. discount. RBC Investments (Cyprus) Limited, a company organized under the laws of Cyprus, which is an indirect wholly-owned subsidiary of the Company, will act as an intermediary in the sale of shares by the selling shareholders to investors. The arrangements relating to this transfer of proceeds by the selling shareholders and the issuance of new shares by the Company are described more fully in the "Settlement, Clearing and Trading" section beginning on page 98. The selling shareholders are not selling any shares for their own accounts.

The 11,160,000 newly issued shares to be received by the selling shareholders as described above will form part of a capital increase comprised of 15,000,000 newly issued ordinary shares of the Company whose placement will commence not later than 20 days after the pricing date of the international offering. The remaining 3,840,000 newly issued ordinary shares will be offered in accordance with applicable Russian law to all of the Company's shareholders of record as of January 12, 2004, other than the selling shareholders, pursuant to the rights of pre-emption of such other shareholders. Newly issued shares in respect of which the rights of pre-emption are not exercised will, upon expiration of 45 days after the commencement of their placement, be offered for sale to investors for the international offering price, and the proceeds from the sale of any such shares shall be transferred directly to the Company. See the "Settlement, Clearing and Trading" section beginning on page 98 for more information on these additional newly issued ordinary shares.

The ordinary shares of the Company are traded on both the Moscow Interbank Currency Exchange (MICEX) and the Russian Trading System (RTS) under the symbol "RBCI".

Aton Capital Group, Deutsche UFG and Troika Dialog are acting as joint lead managers and joint book-runners for the international offering. ABD Capital/City Capital Corporation is acting as financial advisor to the Company.

Offering Price Per Share: US$ 1.90 (RUR 55.14)

Investing in the shares involves a high degree of risk. Please see the "Risk Factors" section beginning on page 19 for a discussion of certain of those risks.

The issuance of the 11,160,000 shares being sold in the international offering has been registered by the Regional Branch of the Russian Federal Commission for the Securities Market (FCSM) for the Central Federal District and currently bears the registration number 1-03-05214-A.

This Information Memorandum is for information only and is not a prospectus prepared in accordance with any law or international exchange rules.

The joint lead managers expect to deliver the shares being sold in the international offering to investors on or about June 24, 2004.

ATON CAPITAL GROUP **DEUTSCHE UFG** **TROIKA DIALOG**

ABD CAPITAL/CITY CAPITAL CORPORATION

Information Memorandum dated June 16, 2004

This Information Memorandum has been delivered to a limited number of parties for information purposes only.

The shares have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act"), and may not be offered or sold in the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act. Recipients of this Information Memorandum may not reproduce or distribute it, in whole or in part, and may not disclose any of its contents or use any information herein for any purpose other than considering an investment in the ordinary shares of OAO RBC Information Systems. Each recipient of this Information Memorandum agrees to the foregoing by accepting its delivery.

The Company and other sources identified herein have provided the information contained in this Information Memorandum. They confirm that all the information contained in this Information Memorandum is in all material respects true and correct and not misleading and does not omit anything which could, in the context of the international offering, make any statements in this Information Memorandum misleading. The lead managers and financial advisor named herein make no representation or warranty, express or implied, as to the accuracy or completeness of such information, and nothing contained in this Information Memorandum is, or shall be relied upon as, a promise or representation by such lead managers or financial advisor.

No person has been authorized to give any information or make any representation other than those contained in this Information Memorandum in connection with the offering or sale of the shares offered hereby and, if given or made, prospective investors should not rely on such information or representations as having been authorized. Neither the delivery of this Information Memorandum nor any sale made in connection with the offering hereunder shall, under any circumstances, create any implication that the Company's affairs remain unchanged since the date of this Information Memorandum or that the information contained in this Information Memorandum is correct as of any time subsequent to its date.

Each person contemplating making an investment in the shares must make its own investigation and analysis of the Company's financial condition, affairs and creditworthiness, and its own determination of the suitability of any such investment, with particular reference to its own investment objectives and experience, and any other factors that may be relevant to it in connection with such investment.

This Information Memorandum does not constitute an offer or an invitation by or on behalf of the Company, its selling shareholders, the lead managers or the financial advisor to subscribe for or purchase any of the shares. The distribution of this Information Memorandum and the offering or sale of the shares in certain jurisdictions is restricted by law. Neither the Company nor any of its selling shareholders nor any of the lead managers or financial advisor represents that this Information Memorandum may be lawfully distributed, or that the shares may be lawfully offered, in compliance with any applicable registration or other requirements in any such jurisdiction, or pursuant to an exemption available thereunder, or assumes any responsibility for facilitating any such distribution or offering. Accordingly, the shares may not be offered or sold, directly or indirectly, and this Information Memorandum may not be distributed or published in any jurisdiction, except under circumstances that will result in compliance with any applicable laws and jurisdictions. The Company, its selling shareholders, the lead managers and the financial advisor require persons into whose possession this Information Memorandum comes to inform themselves about and to observe any restrictions imposed by such laws and jurisdictions. For a further description of certain restrictions on the offering and sale of the shares in particular in relation to France, Germany, Italy, the Netherlands, Spain, Sweden, the United Kingdom and the United States, see "Selling Restrictions" below.

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SELLING RESTRICTIONS

France

Prospective investors in the offering, which is expected to be exempt from public securities offering regulations in France, should note the following: (a) no information document approved by the *Autorité des marchés financiers* will be prepared in connection with this offering, (b) the offering may be made in France only to qualified investors or to a restricted circle of other investors, as defined by the French Decree 98-880 of 1 October 1998, and in each case acting for their own account, and (c) any resale, direct or indirect, to the public of the securities may be effected only in compliance with Articles 411-1 and following of the French *Code Monétaire et Financier*.

L'attention des investisseurs souhaitant participer à la présente opération, effectuée par dérogation aux règles régissant l'appel public à l'épargne en France, est attirée sur les éléments suivants (a) la présente opération ne donne pas lieu à l'établissement d'un document d'information soumis au visa de la Autorité des marchés financiers, (b) la présente opération ne peut être réalisée qu'auprès d'investisseurs qualifiés ou dans un cercle restreint d'investisseurs, tels que définis par le décret no 98-880 du ler octobre 1998, et agissant, dans chaque cas, pour compte propre, et (c) la diffusion, directe ou indirecte, dans le public des instruments financiers acquis dans le cadre de la présente opération ne peut être réalisée que conformément aux règles relatives à l'appel public à l'épargne figurant aux articles 411-1 et suivants du code monétaire et financier.

Germany

No prospectus within the meaning of the German Securities Prospectus Act (the "SPA") has been or will be prepared in connection with the offering. The shares are offered in the Federal Republic of Germany solely to persons who purchase or sell securities as part of their trade, profession or occupation pursuant to Section 2, No. 1 of the SPA.

In Zusammenhang mit der Emission wird kein Verkaufsprospekt im Sinne des deutschen Wertpapier-Verkaufsgesetzes ("VerkProspG") erstellt oder erstellt werden. Die Wertpapiere werden in der Bundesrepublik Deutschland nur gemäß § 2 Nr. 1 VerkProspG Personen angeboten, die beruflich oder gewerblich für eigene oder fremde Rechnung Wertpapiere erwerben oder veräußern.

Italy

This Information Memorandum has not been filed with CONSOB, the Italian Securities Commision, nor has any application been or will be made to obtain an authorisation from CONSOB for a public offering in Italy of the shares of the Company. Accordingly, this Information Memorandum is for distribution in Italy only to qualified investors *(operatori qualificati)*, as defined by Articles 25 and 31(2) of CONSOB Regulation no. 11522 of 1 July 1998, as subsequently modified ("Regulation 11522"), except for individuals referred to in Article 31(2) of Regulation 11522 who exercise administrative, managerial or supervisory functions at a registered securities dealing firm (a *Società di Intermediazione Mobiliare*, or *SIM*), management companies (*società di gestione del risparmio*) authorised to manage individual portfolios on behalf of third parties and fiduciary companies authorised to manage individual portfolios pursuant to Article 60(4) of Legislative Decree no. 415 of 23 July 1996 and may not be reproduced or redistributed or passed on, directly or indirectly, to any other person or published in whole or in part in Italy. Any offer, sale or delivery of the shares of the Company or distribution of copies of this Information Memorandum in Italy must be made solely by entities which are duly authorised to conduct such activities in Italy and must be in full compliance with the provisions contained in Legislative Decree no. 58 of 24 February 1998, Legislative Decree no. 385 of 1 September 1993 and any other applicable laws and regulations and possible requirements or limitations which may be imposed by the relevant Italian authorities.

The Netherlands

The shares of the Company may not be offered, sold, transferred or delivered, as part of their initial distribution, or at any time thereafter, directly or indirectly, other than to individuals or legal entities in The Netherlands who or which trade or invest in securities in the conduct of a profession or trade within the meaning of section 2 of the exemption regulation to the Netherlands Securities Market Supervision Act 1995, as amended from time to time, (*Vrijstellingsregeling Wet toezicht effectenverkeer 1995*), which includes banks, securities firms, insurance companies, pension funds, investment institutions, central governments, large international and supranational organizations, other institutional investors and other parties, including treasury departments of commercial enterprises, which are regularly active in the financial markets in a professional manner.

Spain

This Information Memorandum has not been registered with the Spanish Securities Market Commission (*Comisión Nacional del Mercado de Valores*). Accordingly, no publicity within the meaning of Royal Decree 291/1992, 27 March, as amended, will be carried out in Spain nor any document or offer material be distributed in Spain or targeted at Spanish resident investors, save in compliance and in accordance with the requirements of Law 24/1988, 28 July, as amended, and Royal Decree 291/1992, 27 March, as amended, and the regulations issued thereunder.

Sweden

The offer of the shares is directed to a defined (*i.e.*, not open-ended) group of prospective investors. Under such conditions this Information Memorandum has not been and will not be registered with the Swedish Financial Supervisory Authority (*finansinspektionen*) under the Swedish Financial Instruments Trading Act (*lagen (1991:980) om handel med finansiella instrument*). This Information Memorandum and the offer of the shares may not be made available, nor may the shares otherwise be marketed and offered for sale, in Sweden, other than in circumstances which are deemed not to be an offer to the public in Sweden under the Swedish Financial Instruments Trading Act.

United Kingdom

The Company has not offered or sold and will not offer or sell any of its ordinary shares to persons in the United Kingdom, except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995 (as amended by the Public Offers of Securities (Amendment) Regulations 1999 and the Public Offers of Securities (Amendment No.2) Regulations 1999) (the "Regulations").

The Company has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (the "FSMA")) in connection with the issue or sale of any of its ordinary shares in circumstances in which section 21(1) of the FSMA does not apply to the Company.

The Company has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

This Information Memorandum is for distribution only to persons who (i) have professional experience in matters relating to investments or (ii) are persons falling within Article 49(2)(a) to (d) ("high net worth companies, unincorporated associations, etc.") of The Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 (as amended) or to whom it may otherwise lawfully be passed on (all such persons together being referred to as "relevant persons"). This Information Memorandum must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this Information Memorandum relates is available only to relevant persons and will be engaged in only with relevant persons.

USA

The shares are subject to restrictions on transferability and resale and may not be transferred or resold except as permitted under the Securities Act, and applicable state securities laws, pursuant to registration thereunder or exemption therefrom. Prospective investors should be aware that they may be required to bear the financial risks of their investment for an indefinite period of time.

The shares have not been registered under the Securities Act, or applicable state securities laws. The shares have not been approved or disapproved by the United States Securities and Exchange Commission, any state securities commission or other United States or foreign regulatory authority, nor have any of the foregoing authorities passed upon or endorsed the merits of the placement or the accuracy of this Information Memorandum. Any representation to the contrary is unlawful.

Within the United States, the shares are being placed and sold in reliance on the exemption from the registration requirements provided by Section 4(2) of the Securities Act and the regulations promulgated thereunder and analogous provisions of certain state securities laws. The shares will be available only to accredited investors (as defined in Regulation D under the Securities Act) in transactions that comply with the requirements of Section 4(2) of the Securities Act.

Outside the United States, the shares are being offered and sold in reliance on Regulation S under the Securities Act.

In addition, until 40 days after the commencement of the offering, an offer or sale of the shares within the United States by any dealer (whether or not participating in the offering) may violate the registration requirements of the Securities Act.

Other Restricted Jurisdictions

The shares will not be offered or sold in or to any resident of, and no offer to buy shares will be solicited in or from any resident of, Canada, Australia, the Republic of South Africa, the Republic of Ireland or Japan in connection with this offering, and neither this Information Memorandum nor any confirmation of sale shall be delivered to any address in any such country.

TABLE OF CONTENTS

SUMMARY

This section summarizes the detailed information and financial statements included elsewhere in this Information Memorandum. Because it is a summary, it does not contain all the information that may be important to prospective investors. Prospective investors should read this entire Information Memorandum carefully, including the discussion of the risks of investing in the shares in the "Risk Factors" section beginning on page 19 and the Company's consolidated financial statements and related notes contained in the "Report of Auditors and Consolidated Financial Statements" section at the end of this Information Memorandum. In addition, the attention of prospective investors is drawn to the "Business" section beginning on page 51 and the "Industry and Market Data" section beginning on page 14.

In this Information Memorandum, unless the context may otherwise require, "the Company" or "RBC" will mean OAO RBC Information Systems and its subsidiaries collectively.

References in this Information Memorandum to "dollars" or "$" are to the currency of the United States, and references to "rubles" or "RUR" are to the currency of the Russian Federation.

The Company

RBC is a prominent and rapidly growing media and information technology group based in Moscow, Russia. Its primary business lines consist of:

- media services, comprised of the "RosBusinessConsulting" information agency, the RBC business television channel and several Internet portals, including rbc.ru, cnews.ru, autonews.ru, rbcdaily.ru and utro.ru; and
- IT development, conducted through the "RBC Soft" division, which provides turnkey solutions created in-house and developed by leading global IT companies, carries out system integration, and develops software for a variety of local and international clients through general and offshore programming.

Since the commencement in 1993 of its core business as an information agency specializing in financial news, the Company has grown and developed its business into what is now a one-window operation providing a full range of electronic media and IT related services, which employs more than 1,250 journalists, editors, programmers, IT engineers and sales and support staff, including management personnel. In 2003, approximately 67% of the Company's revenues were derived from its media business (about 56% from advertising and information services and about 11% from RBC TV) and approximately 33% from its IT business.

The Company has been able to build on its existing client base to develop advertising and other parts of its media and IT business, and has grown significantly in recent years, registering a 54% increase in aggregate revenues from $31.4 million in 2002 to $48.5 million in 2003. Revenues from the media business (advertising and information services, excluding RBC TV, which became operational only in September 2003) increased by 62% from $16.6 million in 2002 to $26.9 million in 2003, and revenues from the IT business increased by 8% from $14.8 million in 2002 to $16 million in 2003. During its four months of operation in 2003 RBC TV generated $5.6 million in revenues.

The Company's present day clients receive up-to-the minute data from all the financial markets, including quotes from major Russian exchanges. In addition, the Company maintains a 24-hour ticker tape for political, financial and business news, analytical materials, commentary and forecasts, and has a broad network of reporters in Russia and the CIS. RBC's policy regarding all news is objectivity and independent verification. The Company also draws upon its long-term relationships with major domestic and global market players to keep it abreast of the latest developments.

One of the Company's key strengths is its ability to offer a combination of content, technology, and connectivity to the business community in Russia and other parts of the world. RBC's management believes that the Company already enjoys the largest business audience in Russia among all media

services, and intends to actively promote the Company through further advertisement, sponsorships and promotional campaigns.

The monthly audience of RBC's business sites had reached 2.3 million people by the end of 2003, and consists of entrepreneurs, middle to upper management of large corporations, government employees, and financial analysts. RBC currently generates between 800 and 850 information materials per day, covering all business and economic topics that are of prime interest to the business community. The current aggregate audience of RBC's online resources consists of more than 4.5 million unique users per month.

RBC's IT business has obvious synergies with its media business. Starting with electronic commerce and Web-design, the Company has expanded its product range over the years to include software development, system integration and IT consulting. In 2003, the Company's total IT customer base exceeded 200 clients, as the Company continued to benefit from an IT product portfolio that covers both specialty and universal business software.

Strategy

RBC intends to continue the growth and expansion of its core business segments, organically as well as through acquisitions, while maintaining high profit margins. The Company aims to build upon its high brand recognition and synergies between the media and IT segments and to expand into new markets in and outside Russia. The Company plans to establish and develop a presence in several related high technology and mass media industries.

Media business

The Company's strategy for its media business is to reinforce its leading position in the business-oriented media market by launching new high margin media products for premium audiences. The Company intends to achieve this objective through the expansion of its existing audience, the implementation of new projects and acquisition of attractive media businesses that have potential synergies with RBC's media services.

The Company will also continue to develop and expand its business television channel which has been established under technical cooperation arrangements with CNBC and CNN. The main goal of RBC TV is to double its audience and revenues by 2005 and to maintain a 30% annual growth rate in audience and revenues over the next several years.

In the field of advertising, the Company intends to focus on offering a full portfolio of advertising services to its clients in order to provide the maximum coverage of the business audience in the most efficient manner.

IT business

The Company's strategy for its IT business is to broaden its range of products and services and to continue building its customer base on the basis of growing demand for high quality software. Accordingly, the Company intends to expand its portfolio of ready-made software products targeted at companies in various industries developed either with RBC's own resources or in cooperation with leading Western software developers.

RBC is also planning to enhance its IT market standing in Russia through the acquisition of domestic IT businesses that develop their own software products, have a large and diversified client base, efficient and ambitious management as well as potential synergies with the RBC's IT division.

Recent Developments

Since May 31, 2004, OAO RBC Information Systems and OOO RBC Center have drawn down an aggregate amount of $3.35 million under the credit line facilities with Moskommerzbank described in "Significant Transactions–The Company's Loan Agreements" section beginning on page 82, so that the aggregate outstanding amount under these facilities is currently $6.7 million.

The Offering

The issuer	OAO RBC Information Systems.
The offering	11,160,000 ordinary shares being offered for the benefit of the Company by five of its principal individual shareholders, German Kaplun (3,606,000 shares), Alexander Morgulchik (3,621,000 shares), Dmitry Belik (3,621,000 shares), Sergei Lukin (156,000 shares) and Oleg Diatlov (156,000 shares).
The offerees	The international offering comprises an offering of the shares to selected investors in the Russian Federation and a private placement to institutional investors in Germany, Sweden, Switzerland, the United Kingdom and the United States.
Offering price	$1.90 or RUR 55.14 per share.
Capital Stock	Upon completion of the international offering and the related capital increase, the Company's capital stock will consist of 115,000,000 issued and outstanding ordinary shares. An additional 15,000,000 ordinary shares will be authorized but unissued. For more information concerning dilution protection and other shareholder rights, see the "Description of Capital Stock and Applicable Russian Legislation" section beginning on page 83.
Selling shareholders	Prior to the offering, the selling shareholders directly own approximately 74% of the Company's issued and outstanding shares. After the offering and the related capital increase, these shareholders will own approximately 64% of the Company's issued and outstanding shares. See the "Principal and Selling Shareholders" section beginning on page 69.
Voting rights	Each ordinary share is entitled to one vote.
Dividends	The Company does not expect to pay dividends in the foreseeable future. See the "Dividend Policy" section beginning on page 40 for more information on the Company's dividend policy and applicable Russian legislation.
Settlement, Delivery and Offering Structure	Investors must pay for the shares in dollars or rubles, and shares will be delivered to them, not later than June 24, 2004. In order to take delivery of the shares, an investor must have (a) an account in the Company's shareholder register, or (b) a share depositary account with the Depositary Clearing Company or with another depositary that has an account in the Company's register, or (c) a custody account with a nominee that has an account either in the Company's shareholder register itself or with the Depositary Clearing Company or with another depositary that in turn has an account in the Company's shareholder register. Any investor who chooses to hold the shares through a direct account in the Company's

	shareholder register will not be able to trade in such directly-held shares on RTS or MICEX. Pursuant to the transfer of proceeds arrangements between the Company, the selling shareholders and the lead managers, the selling shareholders are obliged to transfer 11,160,000 ordinary shares of the Company held by them to RBC Investments (Cyprus) Limited, a Cyprus company which is an indirect wholly-owned subsidiary of the Company (and whose financial results are consolidated by the Company) ("RBC Cyprus"). RBC Cyprus sells these shares in the international offering and receives the proceeds. RBC Cyprus then transfers to the selling shareholders an amount equal to 97 per cent. of the gross proceeds from the offering. The selling shareholders transfer such amount to the Company and, as consideration for such transfer, receive 11,160,000 newly issued ordinary shares of the Company at the international offering price less a 3 per cent. discount, with German Kaplun receiving 3,606,000 such shares, Alexander Morgulchik receiving 3,621,000 such shares, Dmitry Belik receiving 3,621,000 such shares, Sergei Lukin receiving 156,000 such shares and Oleg Diatlov receiving 156,000 such shares. The Company's receipt of the aforesaid 97 per cent. of the gross proceeds from the international offering, and the simultaneous transfer to the selling shareholders of 11,160,000 newly issued shares, will occur not later than 20 days after the pricing date of the international offering. The 11,160,000 shares to be received by the selling shareholders as described above will form part of a capital increase comprised of 15,000,000 newly issued ordinary shares of the Company. The remaining 3,840,000 newly issued ordinary shares will be offered in accordance with applicable Russian law to all of the Company's shareholders of record as of January 12, 2004, other than the selling shareholders, pursuant to the rights of pre-emption of such other shareholders. Newly issued shares in respect of which the rights of pre-emption are not exercised will, upon expiration of 45 days after the commencement of their placement, be offered for sale to investors for the international offering price, and the proceeds from the sale of any such shares shall be transferred directly to the Company. See the "Settlement, Clearing and Trading" section beginning on page 98 for a more detailed discussion of the offering structure.
Use of proceeds	The Company intends to use the net proceeds from the offering to primarily fund the Company's acquisition plans and the Company's future growth.
Form of securities	The shares being offered are ordinary registered shares in non-documentary form.
Trading of the newly issued shares comprising the capital increase	Under applicable Russian law, trading in the 15,000,000 newly issued ordinary shares comprising the Company's

capital increase is not permitted until the report on the results of the issue of these shares is registered by the Russian securities regulator. The Company can file this report with the regulator only after all of these 15,000,000 shares have been sold or, if only some of them are sold, then after May 18, 2005. In addition, the Russian securities regulator may take up to an additional 14 days after the filing of such report to register it.

The selling shareholders are contractually bound to transfer 97 per cent. of the gross proceeds of the international offering to the Company and to acquire 11,160,000 of the 15,000,000 newly issued shares. However, there is no assurance that the Company's shareholders of record as of January 12, 2004, other than the selling shareholders, will exercise their rights of pre-emption in respect of all of the remaining 3,840,000 of these 15,000,000 newly issued shares. Newly issued shares in respect of which such rights of pre-emption are not exercised will, upon expiration of 45 days after the commencement of their placement, be offered for sale to investors in the over-the-counter market at the international offering price on a first-come first-served basis. There is no assurance that investors in the over-the-counter market will acquire all of these remaining newly issued shares.

Accordingly, investors or shareholders of record who acquire any of these newly issued shares should be aware that these shares may not be freely tradable for an uncertain period of time that could last as long as approximately one year from the date of this Information Memorandum, thereby seriously affecting the liquidity of these newly issued shares.

Furthermore, in certain circumstances, the Russian securities regulator or a court of law could invalidate the capital increase and/or the issuance of the shares thereunder, thereby entitling purchasers of any such shares to receive a refund from the Company of the purchase price paid by them. In the unlikely event that such an invalidation were to occur, the Company, RBC Cyprus, the selling shareholders and the lead managers will immediately initiate consultations with the aim of agreeing on measures to be taken to allow for a lawful and effective transfer of 97 per cent. of the gross proceeds of the offering to the Company and, to the extent that this agreement is reached, the Company, the selling shareholders and the lead managers will at the expense of the Company take all such agreed measures to facilitate the completion or the regularization of such transfer.

The Company's Convertible Loan Notes . . . . In December 2001, the Company entered into a structured loan arrangement with RBC Cyprus, whereby the latter issued convertible notes in the aggregate principal amount of $5,000,000. The net proceeds of these notes were loaned to the Company. The notes were convertible into ordinary shares of the Company in certain circumstances, and the conversion price of the notes was to equal the $0.83 per

	share price at which the Company's ordinary shares were initially offered to the public in April 2002, less a 10 per cent. discount. By the end of 2003, all the noteholders had exercised their rights to convert the notes into the Company's ordinary shares, and RBC Cyprus had procured the delivery to these noteholders of 6,693,436 such shares after acquiring them from the Company's principal shareholders for a deferred aggregate consideration of $5 million, payable by December 17, 2004. This date is also the final repayment date of the $5 million loan extended by RBC Cyprus to the Company at the time of issuance of the convertible notes. Consequently, the Company believes that RBC Cyprus's repayment obligation to the noteholders stands discharged, but it now owes $5 million to the Company's principal shareholders which it intends to repay in full from the proceeds from the Company's loan repayment on December 17, 2004. See the "Significant Transactions" section beginning on page 79 for a more detailed discussion of this arrangement.
The Company's Bonds	In February 2003, the Company and ZAO RBC TV, a wholly owned subsidiary of the Company, entered into a structured loan arrangement with a Cypriot special purpose vehicle, RBC-TV Finance Limited ("RBC Finance"), whereby the latter issued guaranteed bonds due February 1, 2006, with an annual interest rate of 15%. The bonds were issued in two series, denominated in euro and in dollars, bear interest, grant holders a right to acquire free of charge ordinary shares in the Company, contain an option to be converted into ordinary shares of ZAO RBC TV in case of default and were placed privately to investors between February and May 2003. The proceeds from the issue of these two series of bonds amounted approximately to euro 2.5 million and $3.2 million. RBC Finance applied the proceeds from the issue of the bonds to extend a euro 2.5 million and $3.2 million loan to ZAO RBC TV with an annual interest rate of 15.25%. As of May 31, 2004 the bondholders had received 113 warrants for nil consideration, authorizing their holders to acquire free of charge 1,130,000 ordinary shares in the Company. The Company believes that as of May 31, 2004 conversion rights of warrant holders in respect of 75 warrants had been satisfied through transfer of shares in the Company by ZAO RBC TV to the nominee of the warrant holders. In performance of its obligations, ZAO RBC TV has acquired through Commercial Bank Makprombank OOO 1,130,000 ordinary shares in the Company from its principal shareholders for a consideration of approximately $0.94 million. The shares held by the shareholders were fully paid and rank pari passu with all other shares. Between March and May 2004, ZAO RBC TV transferred 750,000 shares in the Company to the warrant holders at their nominal value of RUR 0.001 per share. See the "Significant Transactions" section beginning on page 79 for a more detailed discussion of this arrangement.

Summary Financial Information

The summary financial data set forth below as at December 31, 2002 and December 31, 2003, and for the years then ended, respectively, have been derived from the Company's audited consolidated financial statements prepared in accordance with International Financial Reporting Standards ("IFRS"). The summary financial data should be read in conjunction with the Company's Consolidated Financial Statements prepared in accordance with IFRS, appearing elsewhere in this Information Memorandum, and the information presented in the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section beginning on page 47.

The following tables contain the Company's summary consolidated financial information for 2002 and 2003. The carrying amounts of non-monetary assets and equity items in existence as of December 31, 2002 include adjustments for the effect of hyperinflation. See the "Presentation of Financial and Other Information" section beginning on page 13.

Statement of Operations Data

	2003	**2002**
	'000 USD	**'000 USD**
Revenues	48,519	31,456
Gross profit	16,330	17,140
Profit from operations	2,269	12,311
Net profit for the year	3,701	9,936
Diluted earnings per share (in dollars)	0.04	0.10

Balance Sheet Data

Non-current assets	31,529	16,690
Current assets	28,735	31,536
Total assets	60,264	48,226
Equity	39,131	34,256
Non-current liabilities	8,572	7,141
Current liabilities	12,561	6,829
Total equity and liabilities	60,264	48,226

Cash Flow Data

Cash flows from operating activities	5,443	6,505
Cash flows from investing activities	(18,604)	(7,870)
Cash flows from financing activities	6,009	13,347

Other Financial Data

EBITDA*	7,881	14,839

* EBITDA is earnings before interest expense, income tax expense, depreciation and amortization. EBITDA has been presented because it is a commonly used measure of a company's cash flow and a widely accepted financial indication of a company's ability to service and incur debt. EBITDA should not be considered as an alternative to net income or any other measure of performance under International Financial Reporting Standards. Further, EBITDA as presented above may not be comparable to similarly titled measures reported by other companies.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

The financial data set forth in this Information Memorandum as at December 31, 2002 and December 31, 2003, and for the years then ended, respectively, have been derived from the Company's audited consolidated financial statements prepared in accordance with IFRS.

The Company and its Russian subsidiaries maintain their books of account in rubles in accordance with the standards prescribed by the applicable regulations of the Russian Federation on accounting and reporting ("Russian Accounting Standards" or "RAS"). RBC Information Systems (Europe) N.V. maintains its books of account in euros and in accordance with the accounting regulations prescribed by the laws of the Netherlands and RBC Investments (Cyprus) Limited maintains its books of account in US dollars and in accordance with the accounting regulations prescribed by the IFRS. The Company's consolidated financial statements for the years ended December 31, 2002 and December 31, 2003 were audited by KPMG. See "Report of Auditors and Consolidated Financial Statements" at the end of this Information Memorandum.

RAS principles and procedures differ substantially from those generally accepted under IFRS. Financial statements prepared in accordance with IFRS and RAS are therefore not directly comparable, and RAS financial statements of the Company have not been included herein.

All amounts included in the comparative information have been adjusted for hyperinflation so that all RUR amounts are expressed in terms of the purchasing power of the RUR as at December 31, 2002. Adjustments for hyperinflation were calculated using conversion factors derived from the Russian Federation Consumer Price Index published by the Russian Statistics Agency, GosKomStat.

The Russian Federation ceased to be hyperinflationary with effect from January 1, 2003 and accordingly no adjustments have been made for the year ended December 31, 2003. The hyperinflation-adjusted carrying amounts of the Company's assets, liabilities and equity items as at December 31, 2002 became their carrying amounts as at January 1, 2003 for the purpose of subsequent accounting.

Certain amounts that appear in this Information Memorandum have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures that precede them.

INDUSTRY AND MARKET DATA

In this Information Memorandum, the official data published by Russian federal, regional and local government agencies are substantially less complete or researched than those of Western countries. Official statistics may also be produced on different basis than those used in Western countries. Any discussion of matters relating to Russia in this Information Memorandum must, therefore, be subject to uncertainty due to concerns about the completeness or reliability of available official and public information.

Additionally, the management of the Company relies on and refers to information and statistics from various third party sources and its own internal estimates. The management of the Company believes that these sources and estimates are reliable, but it has not independently verified them. However, to the extent that such sources or estimates are based on official data released by Russian federal, regional and local government agencies, they will be subject to the same uncertainty.

Unless otherwise stated, all such data is presented in nominal terms and has not been restated to reflect the effects of inflation.

FORWARD-LOOKING STATEMENTS

This Information Memorandum includes forward-looking statements. Investors can identify these statements by forward-looking terms such as "may", "will", "expect", "anticipate", "believe", "estimate" and "continue" or similar words. Investors can also identify them by the fact that they do not relate strictly to historical or current facts. Statements that contain these words should be read carefully because they discuss the Company's future expectations, contain projections of the Company's future results of operations or of the Company's future financial condition, or state other "forward-looking" information. The management of the Company believes that it is important to communicate its future expectations relating to the Company to its investors. However, statements of such future expectations, projections and other "forward-looking" information cannot be relied on, and the management cannot assure investors that projected results will be achieved in the future. There may be events in the future that the management is not able to accurately predict or control and that may cause the Company's actual results to differ materially from those expected. These factors should be considered carefully and investors should not place undue reliance on the forward-looking statements in this information memorandum. Before investors invest in the Company's shares they should be aware that the occurrence of the events described in the "Risk Factors", "Business" and "Management Discussion and Analysis of Financial Conditions and Results of Operations" sections and elsewhere in this Information Memorandum could harm the Company's business, operating results and financial condition. All forward-looking statements attributable to the Company, its management or persons acting on the Company's behalf are expressly qualified in their entirety by the cautionary statements and risk factors contained throughout this Information Memorandum. Other unknown or unpredictable factors also could harm the Company's future results. The Company is under no duty to update any of the forward-looking statements after the date of this Information Memorandum or to conform these statements to actual results.

LIMITATION ON ENFORCEMENT OF CIVIL LIABILITIES

Substantially all of the Company's directors, executive officers and selling shareholders reside in the Russian Federation. All or a substantial portion of their and the Company's assets are also located principally in the Russian Federation. As a result, investors may not be able to effect service of process within their jurisdiction on any of such persons, or to enforce within their jurisdiction a judgment obtained against the Company or such other persons in the courts of the jurisdiction of any such investor and predicated upon the laws of any such jurisdiction. In addition, judgments rendered by a court in any jurisdiction outside the Russian Federation will be recognized by courts and state authorities in Russia only if an international treaty providing for the recognition and enforcement of judgments in civil cases exists between the Russian Federation and the country where the judgment is rendered. No such treaty exists between France, Germany, the Netherlands, Sweden, Switzerland, the United Kingdom or the United States and the Russian Federation for the reciprocal enforcement of foreign court judgments.

WHERE YOU CAN FIND MORE INFORMATION

Further information about the Company can be obtained directly from the Company's Investor Relations Department. Requests should be made in person, in writing, or by telephone at the following address:

OAO RBC Information Systems

78 Profsoyuznaya Street, Building 1
Moscow 117420, Russian Federation

Attention: Natalia Makeeva,
Investor Relations Department
Telephone: +7-095-363-1111

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RISK FACTORS

An investment in the Company's ordinary shares involves a high degree of risk. Potential investors should carefully consider the following information about these risks, together with the other information contained in this Information Memorandum, before they decide to buy these shares. If any of the following risks actually occurs, the Company's business, financial condition or results of operations could be adversely affected. In that case, the trading price of the Company's shares could decline and investors could lose all or part of their investment.

This section describes the risks and uncertainties that the Company's management believes are material, but these risks and uncertainties may not be the only ones the Company faces. Additional risks and uncertainties, including those the Company's management currently does not know or deems immaterial, may also result in decreased revenues, increased expenses or other events that could result in a decline in the price of the Company's shares.

The risks described below are categorized by

- *risks relating to the Company's operations, business and industry;*
- *risks relating to the Company's financial condition;*
- *risks relating to the Company's shares and the trading market for these shares; and*
- *risks relating to the Russian Federation.*

General

Investors in emerging markets such as Russia should be aware that these markets are subject to greater risks than more developed markets, including, in some cases, significant legal, economic and political risks. Investors should also note that emerging markets such as Russia are subject to rapid change and that the information set out in this Information Memorandum may become outdated relatively quickly. Accordingly, investors should exercise particular care in evaluating the risks involved and must decide for themselves whether, in light of those risks, their investment is appropriate. Generally, investment in emerging markets is only suitable for sophisticated investors who fully appreciate the significance of the risks involved, and investors are urged to consult with their own legal, financial and tax advisors before making an investment in the Company's shares.

Risks Relating to the Company's Operations, Business and Industry

Risks Relating to the Company's Holding Structure and Overall Business

Because of the Company's holding structure, it is dependent on its subsidiaries and under certain circumstances could either become liable for their obligations or lose control over certain subsidiaries.

The Company is a holding company with no direct operations other than performing certain functions for its subsidiaries including budgeting, corporate finance, strategic development and public relations. The Company's principal assets are the equity interests that it holds in its operating subsidiaries. As a result, the Company is dependent upon dividends and other payments from its subsidiaries to generate the funds necessary to meet its financial obligations, including the payment of dividends on its shares and of principal of and interest on its outstanding debt. The Company's subsidiaries are legally distinct from the Company and have no general obligation to pay amounts due with respect to the Company's debt or to make funds available to the Company for such payment or for any other reason.

The Civil Code and the Federal Law on Joint Stock Companies generally provide that shareholders in a Russian joint stock company are not liable for the obligations of the joint stock

company and bear only the risk of loss of their investment. This may not be the case, however, when one company is capable of determining decisions made by another. The company capable of determining such decisions is referred to below as a de facto parent, and the company whose decisions are capable of being so determined is referred to below as a de facto subsidiary. The de facto parent bears joint and several responsibility for transactions concluded by the de facto subsidiary in carrying out these decisions if

- this decision-making capability is provided for in the charter of the de facto subsidiary or in a contract between the companies; and

- the de facto parent gives obligatory directions to the de facto subsidiary.

In addition, a de facto parent is secondarily liable for a de facto subsidiary's debts only if a de facto subsidiary becomes insolvent (bankrupt) due to the action or inaction of a de facto parent intended to cause or result in insolvency (bankruptcy). The Company may be found to be a de facto parent of its direct or indirect subsidiaries, in which case it could become jointly and severally liable for the debts of all relevant subsidiaries, which could materially adversely affect the Company.

Past transactions of the Company and its subsidiaries may be challenged under mandatory provisions of Russian law, negatively affecting the Company's business.

The Company and its subsidiaries (or their predecessor entities at different times) took a variety of actions in Russia involving the establishment of new business organizations, share issuances, share acquisitions and disposals, so-called "major transactions" and "interested party transactions" and other transactions that, if successfully challenged on the basis of non-compliance with applicable legal requirements by competent state authorities, counterparties in such transactions or other interested parties, could result in the invalidation of such transactions or the imposition of other liabilities. Applicable provisions of Russian law are subject to many different interpretations and there can be no assurance that the Company or any relevant subsidiary would be able to successfully defend any challenge brought against such transactions. The invalidation of any such transactions or imposition of any such liability may, individually or in aggregate, have a material adverse effect on the Company's business.

If the Russian tax authorities successfully challenge the tax benefits the Company has enjoyed, the Company may face significant losses.

The Company has availed itself of certain tax benefits and has been exempted from the payment of several types of taxes. If these benefits are successfully challenged by the Russian tax authorities, the Company would face significant losses associated with the amount of tax assessed as underpaid and related interest and penalties. These losses could have a material impact on the Company's financial condition and results of operations.

Rapid growth could strain the Company's managerial, operational and financial resources.

The Company continues to experience rapid growth in its operations, and expects that the number of its employees will continue to increase significantly in the foreseeable future. This rapid growth has placed, and any additional growth will continue to place, a significant strain on the Company's managerial, operational and financial resources. As a result, the Company will need to continue improving its operational and financial systems and managerial controls and procedures. The Company will also have to maintain close coordination among its technical, accounting, finance, marketing, sales and editorial personnel. If the Company is unable to accomplish any of these objectives, the Company's business, operating results and financial condition could be materially and adversely affected.

Acquisitions and the establishment of new business lines may disrupt or otherwise have a negative impact on the Company's business.

The Company plans to acquire or make investments in complementary businesses, products and technologies. Future acquisitions and investments are subject to the following risks:

- acquisitions may cause a disruption in the Company's ongoing business, distract the Company's management and make it difficult to maintain the Company's standards, controls and procedures;

- the Company may not be able to integrate successfully the services, content, products and personnel of any acquisition into the Company's operations;

- the Company may be required to incur debt or issue debt or equity securities, which may dilute the interests of existing shareholders, to pay for acquisitions; and

- the Company may not derive the intended benefits of any acquisition and investments and it may lose its entire investment.

The loss of any of the Company's key personnel or its failure to attract additional personnel could have a material adverse effect on the Company's business.

The Company's future success will largely depend on the continued service of its senior management, particularly the executive members of its board of directors German Kaplun, Alexander Morgulchik and Dmitry Belik, as well as Yuri Rovensky (general director of OAO RBC Information Systems), Artyom Inyutin (general director of ZAO RosBusinessConsulting and ZAO RBC TV) and Alexey Kuzovkin (general director of ZAO RBC Soft). According to the respective employment agreements between these individuals and the Company, they could resign from the Company by giving two weeks' notice. The Company is not insured against damage that may be incurred in case of loss or dismissal of its key specialists or managers. The loss of the services of one or more of the Company's key personnel could have a material adverse effect on the Company's business, operating results and financial condition. The Company's future success will also depend on its continued ability to attract, retain and motivate highly qualified technical, customer support, financial and accounting and managerial personnel. Competition for such personnel is intense and the Company cannot assure investors that it will be able to retain key personnel or attract other highly qualified personnel in the future.

A significant event could result in substantial property loss and inability to recover in a timely fashion or at all and may cause significant harm to the Company's operations and profitability.

If a major event were to affect one of the Company's facilities, the Company could experience substantial property loss and may not be able to rebuild or restore operations in a timely fashion or at all. The Company does not maintain separate funds or otherwise set aside reserves for these types of events. The Company's technical equipment is properly insured but this may not be sufficient for the type and size of the Company's operations. This may have a material adverse effect on the financial position of the Company.

If any of the Company's subsidiaries is forced into liquidation due to negative net assets, the Company's results of operation could suffer.

Under Russian legislation, if a company's net assets fall below certain minimum legal requirements, it is required to decrease its issued share capital and may in certain circumstances be involuntarily liquidated by state registration authorities. In past years, the net assets of some members of the Company's holding structure were below the legal minimum, but as a practical matter, the Company believes that since it has taken action to remedy this situation, each of the entities in question has been and continues to be capable of meeting all of its obligations to creditors in a timely fashion. Recent court decisions in Russia suggest that the aforementioned ground alone is usually not deemed adequate to result in the involuntary liquidation of a company, as courts will examine the overall financial situation of such company, including its ability to meet its obligations to creditors in a timely fashion. However, if involuntary liquidation were to occur, or if the entities in question were in fact unable to meet their obligations to creditors, the Company may need to restructure its operations, which may negatively impact the Company.

The Company's future success depends on its editorial staff and on the quality of its software developers.

The Company's media business depends upon the efforts of its editorial staff to produce original, timely, comprehensive and trustworthy content. Likewise, the Company's IT business depends upon the efforts of its software developers in order to meet the growing market demand for high quality software and other related products and services. Competition for such personnel is intense and the Company may not be able to retain existing or attract additional highly qualified staff in the future. If the Company loses the services of a significant number of its staff or is unable to continue attracting additional qualified staff, the Company's business, operating results and financial condition could be materially and adversely affected.

The Company's business fluctuates and may be negatively influenced by many external and internal factors.

Both quarterly and annual operating results of the Company may fluctuate significantly in the future due to a variety of factors that are generally beyond the management's control, such as:

- the development of the political situation in Russia;
- changes in the macroeconomic conditions under which the Company operates;
- changes in the conditions applicable to advertising, information technology, the Internet and television broadcasting;
- seasonal trends relating to subscriber usage of services;
- the demand for advertising and seasonal trends relating to advertising expenditure;
- the Company's ability to protect its systems from any telecommunications failures, power loss or software-related system failures; and
- the extent to which the Company experiences increased competition in the markets for information technology, advertising and Internet services.

Other factors that may cause the Company's operating results to fluctuate significantly, which factors are at least partially under the Company's control, include:

- the rate of new client and subscriber acquisitions;
- the timing and effectiveness of the Company's marketing efforts to acquire subscribers and promote the Company's brand;
- expenses related to upgrading the Company's computer systems and related infrastructure; and
- the timing and effectiveness of the Company's investment into the development of new software products.

The Company may be unable to reduce its expenses quickly enough to offset any unexpected revenue shortfall, and this could have a material adverse effect on its business, operating results and financial condition. It is therefore likely that in some future periods the Company's quarterly operating results may fall below the expectations of market analysts and investors. In such circumstances, the price of the Company's shares is likely to fall.

Increased competition could materially and adversely affect the Company's business.

Some of the Company's existing competitors, as well as a number of potential new competitors, as regard both of the Company's primary business lines, have longer operating histories, greater name recognition and other hidden and explicit advantages over the Company. This may allow these competitors to devote greater resources to development and promotion than the Company. These competitors may also undertake more far-reaching marketing campaigns, adopt more aggressive pricing policies, and rapidly reduce their advertising prices. Many Web sites compete for the attention and spending of business people and advertisers, particularly in the business information area. The Company expects this competition to continue to increase. The Company

competes for subscribers, visitors, advertisers, and content providers with foreign and Russian media companies like *Reuters*, *Interfax*, *AK&M*, *Prime-TASS*, *Gazeta.ru*, *Lenta.ru* and other similar companies. Some of these competitors may extend more attractive offers to existing and potential new employees, advertisers, clients and other organizations with which the Company has or plans to have strategic relationships. The Company's competitors may develop content that is equal or superior to the Company's content or that achieves greater market acceptance. It is also possible that new competitors may emerge and rapidly acquire significant market share. The Company may not be able to compete successfully for advertisers, visitors or staff. It cannot be excluded that some competitors may use illicit methods, such as financing and organizing lawsuits against the Company that make false or compromising allegations about the Company and its employees. Any such action as well as increased competition could result in a loss of customers, price reductions, reduced margins or loss of market share, any of which could materially and adversely affect the Company's business, operating results and financial condition.

The Company may become a victim of attacks into its computer networks.

The Company's ability to operate its business depends on its ability to protect the computer systems which the Company operates, from the intrusion of third parties who may attempt to enter its computer networks through the Internet or otherwise. Third parties may attempt to gain access to the Company's computer systems and the Company cannot be certain that it will be able to protect its computer systems from such attacks. If such attacks occur, some of the problems the Company may encounter include theft or destruction of the Company's data, including commercial, financial and product information. In addition, disgruntled employees may cause similar damage to, or take similar actions with respect to, the Company's computer networks to which they have access or to which they have unauthorized access. If such damage is inflicted, the Company's business might suffer and its results of operations could be materially affected.

If the Company fails to adequately protect its intellectual property rights or faces a claim of intellectual property infringement by a third party, it could lose its property rights or be liable for significant damages, which can materially and adversely affect the Company's future activities.

The Company relies primarily on a combination of copyrights, trademarks, trade secret laws, the Company's user policy, licensing agreements and restrictions on disclosure to protect the Company's intellectual property. Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use the content on the Company's Web site, the software developed by the Company or the Company's other intellectual property without authorization. Russia generally offers less intellectual property protection than Europe or North America. If the Company is unable to protect its proprietary rights against infringement or misappropriation, it could materially harm its future financial results and the ability to develop the Company's business. In addition, the Company may need to engage in litigation in order to enforce the Company's intellectual property rights in the future or to determine the validity and scope of the rights of others. Any litigation could result in substantial costs and diversion of management and other resources, either of which could have a material adverse effect on the Company's business, operating results and financial condition.

In addition, the Company is at present intensively developing and enlarging its spheres of activity. The measures taken to protect and enforce its intellectual property rights need to keep pace with its projected economic development and need to support the relevant commercial activities. The lack of experience of Russian companies in devising a policy to protect intellectual property rights can give rise to a number of negative consequences, such as:

- the Company may be unable to use its brand and trademark in a number of countries in connection with certain products and services;
- the Company may be unable to register certain domain names in a number of domains;

- the Company may experience difficulties when commercially exploiting software it has developed because it has failed to timely conclude licensing agreements with the owners of software tools used to develop the Company's software; and

- conflicts can emerge between the Company on one side and employees, outside specialists and other companies on the other side in connection with the joint development of products and the sharing of the right to use such products.

Finally, certain of the license agreements under which the Company has rights to use the intellectual property or information resources of third parties may not be adequately clear by their terms, and could be held invalid or partially unenforceable in Russia, thereby limiting the Company's benefits thereunder or depriving the Company of those benefits altogether.

The trademark "RBC" in Latin letters is a registered trademark of a third party, which may negatively affect the business of the Company.

The trademark "RBC" in Latin letters is a registered trademark of a third party. If the Company fails to obtain registration for its trademark, it cannot prevent the use of such trademark by others, which can have a material adverse effect on its business. The Company is, however, currently in discussion with the third party holder of this trademark and anticipates that such third party will transfer its rights to such trademark to one of the Company's subsidiaries in the near future.

The Company may experience capacity constraints or systems failures that could damage its business.

If the Company's systems cannot be expanded to cope with increased demand or fail to perform effectively, the Company could experience disruptions in service, slower response times, reduced customer satisfaction or delays in the introduction of new products and services. This could impair the Company's reputation, damage the Company's brand, negatively reflect on its IT product offerings and materially and adversely affect the Company's business, operating results and financial condition. The Company's ability to provide high quality customer service also depends on the efficient and uninterrupted operation of the Company's computer and communications hardware systems. The Company has experienced minor interruptions due to illegal attacks on its Web sites by third parties. The Company's systems and operations are also vulnerable to damage or interruption from human error, natural disasters, telecommunication failures, break-ins, sabotage, computer viruses, intentional acts of vandalism and similar events. The Company believes that it may not carry sufficient business interruption insurance to compensate for losses that could occur.

Risks Relating to the Company's Media Business

Failure to increase the number of subscribers significantly or to retain present subscribers would adversely affect the Company's business.

The Company's future success is to some extent dependent on attracting clients who are willing to subscribe to online business information services. The Company spends up to 15% of its revenues each year on direct marketing, advertising and public relations campaigns. As the market matures, the Company believes that the incremental cost of acquiring subscribers will increase. If the market for subscription-based online business information develops more slowly than the Company expects, or if the Company's efforts to attract new subscribers are not successful or cost effective, the Company's operating results and financial condition may be adversely affected. The Company also believes that the Company's long-term success depends largely on the Company's ability to retain its existing subscribers. Any loss of significant numbers of subscribers would have a material adverse effect on the Company's business, operating results and financial condition.

Failure to provide a successful online advertising environment would adversely affect the Company's business.

If advertisers perceive the Internet in general or the Company's Web sites in particular to be a limited or ineffective advertising medium, they may be reluctant to advertise online or on the Company's Web site. The Company competes with other Web sites, and television, radio and print media for a share of advertisers' budgets. Unlike traditional advertising media, no standards have been widely accepted to measure the effectiveness of advertising on the Internet. If widely accepted standards do not emerge, existing advertisers may discontinue or decrease their Internet advertising. If such standards emerge and the Company is unable to offer advertisers effective advertising options accordingly, advertisers may not continue advertising on the Company's Web site. The Company's business, operating results and financial condition would be materially and adversely affected if the market for Internet advertising declines or develops at a slower rate than expected. Different pricing models are used to sell advertising on the Internet. Prevalent pricing models used by the Company include pricing on a per-view or per "hit" basis, as well as hourly rates. It is difficult to predict which advertising pricing models, if any, will emerge as industry standards. This uncertainty makes it difficult to project the Company's future advertising rates and revenues. The Company cannot assure investors that it will be successful under the alternative pricing models that may emerge. Moreover, software programs that limit or prevent advertising from being delivered to an Internet user's computer are increasingly available. Widespread adoption of this software could materially and adversely affect the commercial viability of Internet advertising, which could materially and adversely affect the Company's advertising revenues.

The Company's advertising revenues depend on attracting an audience with favorable demographic characteristics for its business and information services.

The Company is only able to maintain or enhance its level of advertising revenues if it is able to show to its advertising clients that the demographic characteristics of its business and information service customers are favorable. If the Company is unable to further develop business information and services that attract an audience desirable to advertisers, it could have a material adverse effect on the Company's business, operating results and financial condition.

The Company's television project is associated with risk.

The Company launched its television project less than one year ago and, accordingly, has limited experience in providing radio or televised news services. There is a risk that the Company may be unable to market such services successfully, may fail to generate the proceeds necessary to recoup all or part of the initial investment, may have to commit additional funds to the project in excess of those earmarked for its ongoing operations or fail to be in constant compliance with the terms of the public licenses governing such operations. Considering the size of the Company, continued support to its television operations is a major undertaking that may have a negative impact on the financial and management resources available to its other activities. The market for television broadcasting, unlike the Internet news service market in which the Company has been operating for a more significant period of time, is divided among competitors with substantial funding and powerful public shareholders. These competitors may have access to political support and financial resources, which may not be available to the Company. Three independent television channels were closed down in the Russian Federation during the last five years, apparently due to financial problems and disputes with shareholders and creditors. This suggests that the potential difficulties of operating in the television market may be greater than in the established markets of the Company. In addition, the Company has, for strategic reasons, decided not to enter the broadcasting business. Although the Company's television project has full control over its content, it does not own a distribution channel and thus does not have full control over its viewers. The Company is susceptible to adverse decisions taken by its distributors, the cable and satellite service providers, such as the packaging of channels or an increase in subscription fees.

The Company's advertising business is to a considerable extent subject to seasonal fluctuations and the agreements for advertising services are usually only short-term agreements.

The demand for the Company's advertising services fluctuates from month to month. Therefore the income from this activity is not evenly distributed over the financial year. In addition, the

agreements the Company concludes with its advertising customers are usually short-term agreements, so there can be no assurance that these customers will continue to advertise on the Web sites of the Company to the same extent as in the past. The fluctuation in income from advertising activities could lead to liquidity shortages and may have a negative effect on the financial position of the Company. Similarly, if the Company were to lose a considerable part of the clients with whom it has short-term contracts and were unable to replace these with customers willing to accept similar conditions, this would have an adverse negative effect on the financial position of the Company.

The Company depends on the increased usage and efficient operation of the Internet.

The Internet-based information market in Russia is new and rapidly evolving. The Company's business would be materially and adversely affected if Internet usage does not continue to grow or grows more slowly than anticipated. Internet usage may be inhibited for a number of reasons, including:

- inadequate network infrastructure;
- security concerns;
- inconsistent quality of service;
- unavailability of cost-effective, high-speed access to the Internet;
- a slower than expected growth in the income of the population; and
- the absence of necessary legal regulations for the commercial use of the Internet.

The Company's audience depends on Internet service providers, online service providers and other Web site operators for access to the Company's Web sites. Many of these services have experienced significant service outages in the past and could experience service outages, delays and other difficulties due to system failure unrelated to the Company's systems. These occurrences could cause the visitors to the Company's Web sites to perceive the Internet in general, or the Company's Web sites in particular, as unreliable and, therefore, cause them to use other media to obtain their company and business information. The Company also depends on third-party information providers to deliver information and data feeds to the Company on a timely basis. The Company's Web sites could experience disruptions or interruptions in service due to the failure or delay in the transmission or receipt of this information, which could have a material adverse effect on the Company's business, operating results and financial condition.

The Company may be subject to legal claims in connection with the content it publishes and distributes.

The Company may be subjected to claims based on negligence or other actions relating to the information it distributes. Similarly, the Company may be subjected to claims for defamation or copyright or trademark infringement relating to the information the Company provides in the Company's products. In the past, these types of claims have been brought, sometimes successfully, against on-line services, as well as print publications. The Company could also be subjected to claims based upon the content that is accessible from the Company's products through links to other Web sites. These types of claims could be time-consuming and expensive to defend, and could result in the diversion of the management's time and attention. In addition, if the Company's products provide faulty or inaccurate information, or fail to provide all the information a user expects, the Company could be subject to legal liability. The Company's insurance and contractual provisions with users and information providers may not protect the Company against these types of claims.

Government regulation and legal uncertainties relating to the Internet, as well as the licensing regime governing media activity, could hurt the Company's business.

Currently, there are few laws or regulations that specifically regulate communications or commerce on the Web. However, laws and regulations may be adopted that address issues such as user privacy, pricing and the characteristics and quality of goods and services. For example, the

draft federal law "On legal regulation of Internet services" imposes various obligations on Internet service providers, the nature and scope of which is hitherto untested. It may take a long time to determine the extent to which existing laws relating to issues such as property ownership, libel and personal privacy apply to the Web. In addition, tax laws and regulations relating to the provision of goods and services over the Internet are still developing. If the Russian Federation imposes taxes on products and services provided over the Web, the cost of the Company's products may increase and the Company may not be able to increase the price it charges for its products to cover these costs. Any new laws or regulations or new interpretations of existing laws and regulations relating to the Internet could adversely affect the Company's business.

In addition, a significant part of the Company's revenues is attributable to television broadcasting and other media activity, which is subject to complex registration and licensing requirements and, in general, Russian legislation governing such activity still contains many gaps. Television broadcasting licenses are issued for a term of up to five years, and their extension depends on numerous factors, including customers' assessment of the quality of broadcasting and transmitted programs. These licenses may be revoked on grounds that include failure to commence broadcasting within a specified period, interruption of licensed activities for more than three months and repeated breaches by the licensee of applicable law or conditions of the license. The continuance in force and/or the extension of the Company's broadcasting licenses is therefore dependent on criteria that could be subjectively applied to the detriment of the Company, which may have a material adverse effect on the Company's business, operations and financial condition.

There is a risk of government intervention in independent media in Russia.

In the last three years, two instances were widely reported in the press in which Russian public authorities, at the instigation of shareholders or creditors, started legal proceedings against certain non-state owned media enterprises with the aim of liquidating such enterprises. In sections of the public, this was interpreted as an attempt by the state to tighten control over independent media. If this interpretation is correct there is a risk that other sources of independent information, such as the Company's services, could also be the object of similar attention, which may result in liquidation, loss of control of the present shareholders, or a revocation of the licenses essential for the business of the Company. This could materially and adversely affect the price of the Company's shares.

Risks Relating to the Company's IT Business

The Company invests heavily in the development of new software products that are untested and therefore may fail to develop into marketable products or may fail to gain market acceptance.

The Company is presently working on ten software development projects, six of which still require substantial investment by the Company. If any or all of the products involved fail to develop into marketable products or are not accepted by customers, the Company's business, operating results and financial condition will be adversely affected.

Failure to find major new clients for programming, IT-solutions and systems integration business could have a material adverse effect on the Company's business and financial position.

In the past, the Company has been able to attract clients under favorable conditions who placed major orders for programming services, complex IT-solutions and systems integration with the Company. If the Company is unable to attract further orders of this size in these business areas, this could materially and adversely affect the financial position of the Company.

If the Company cannot keep pace with rapidly changing technology and demands of its customers, it may be unable to enhance its existing services or introduce new services and IT products.

The market in which the Company operates is characterized by rapidly changing technology, evolving industry standards, frequent new service announcements, introductions and enhancements and evolving customer demands. These market characteristics are exacerbated by the emerging nature of the Internet and the electronic distribution of business information. Accordingly, the Company's future success will depend on its ability to adapt to rapidly changing technologies and industry standards and the Company's ability to continually improve the performance, features and reliability of its products and services in response to both evolving customer demands and competitive product and service offerings. The Company's inability to adapt successfully to these changes in a timely manner could have a material and adverse effect on the Company's business, operating results and financial condition. If the Company is unable, for technological or other reasons, to develop and introduce new products and services or to enhance existing services in a timely manner or in response to changing market conditions or customer requirements, or if the Company's services or enhancements contain defects or do not achieve a significant degree of market acceptance, the Company's business, results of operations and financial condition would be materially and adversely affected.

Defects in the Company's software products, if any, may be costly to rectify, and the Company could be held liable and its reputation could suffer.

Complex software, like the software the Company develops for its customers, may contain errors or defects, especially when first implemented, that may be costly to rectify. Defects or errors could also harm customers using the Company's software products and result in downtime. If this happens, the Company's business could suffer significantly from potential adverse customer reaction and negative publicity and harm to the Company's reputation.

Risks Relating to the Company's Financial Condition

RBC's indebtedness or the enforcement of certain provisions of its financing arrangements and related pledges could adversely affect RBC's operational and financial condition

The Company and certain of its subsidiaries owe significant amounts in debt to clients, suppliers, finance vehicles, the Company's principal shareholders, and one bank. According to the Company's audited balance sheet dated December 31, 2003, the Company had $28.7 million in current assets, $12.6 million in current liabilities, $39.1 million in capital and $8.6 million in non-current liabilities. The management of the Company estimates that as of May 31, 2004, the Company had approximately $30.2 million in current assets, $14 million in current liabilities, $42.1 million in capital and $11.9 million in non-current liabilities. Thus, during the 5-month period between December 31, 2004 and May 31, 2004 the aggregate outstanding indebtedness had increased by over 22%.

In order to secure its bank financing, ZAO RBC-TV has pledged part of its key inventories and property as collateral. ZAO RBC-TV's bondholders are also entitled to convert their bonds into shares in ZAO RBC-TV if an event of default or a potential event of default occurs. The total number of shares to be acquired by these bondholders on conversion is 51% of the total number of then-outstanding share capital of ZAO RBC-TV. The exercise of such conversion rights may lead to the alienation of a 51% ownership interest in ZAO RBC-TV to third parties. The Company is also not at all times in full compliance with the provisions of its financing and security documents, which may give creditors, pledgees and related parties the opportunity to exercise certain rights against the Company. This may have a material adverse effect on the Company's business, operations and financial position.

The Company's ability to make payments on its debt depends upon its ability to substantially maintain its operating performance, which is subject to general economic and competitive conditions and to financial, business and other factors, many of which the Company cannot control. If the Company's cash flow from its operating activities becomes insufficient, the

Company may take certain actions, including delaying or reducing capital or other expenditures, attempting to restructure or refinance its debt, selling assets or operations or seeking additional equity capital. The Company may be unable to take any of these actions on satisfactory terms or in a timely manner. Further, any of these actions may not be sufficient to allow the Company to service its debt obligations or may have an adverse impact on its business. The Company's inability to service its debt through internally generated cash flow or such other sources of liquidity could permit the Company's creditors to accelerate the repayment of their loans, which could result in the loss of up to the entire investment in the Company's shares.

Inflation could increase the Company's costs and decrease the Company's operating margins.

Although the annual inflation in Russia decreased from 84.4% in 1998 to 15.1% in 2002, and to about 12% in 2003, the Russian economy is still characterized by high rates of inflation. Certain of the Company's costs, such as salaries, are sensitive to rises in the general price level in Russia. In this situation, due to competitive pressures, the Company may not be able to raise the prices for its products sufficiently to preserve operating margins. Accordingly, high rates of inflation could increase the Company's costs and decrease the Company's operating margins.

Changes in exchange rates could increase the Company's costs and decrease the value of the Company's ruble-denominated monetary assets

Over the past several years, the ruble has fluctuated dramatically against the U.S. dollar, in the great majority of instances falling in value. The Russian Central Bank has imposed various currency-trading and transfer restrictions in attempts to support the ruble. The ability of the Russian government and the Russian Central Bank to maintain a stable ruble will depend on many political and economic factors. These include their ability to finance budget deficits without recourse to monetary emissions, to control inflation and to maintain sufficient foreign currency reserves to support the ruble.

Depreciation of the ruble depresses the value of ruble-denominated monetary assets, such as ruble deposits, domestic debt instruments and accounts receivable. If the Company cannot increase its prices in line with ruble depreciation, this will lead to a loss of revenue in U.S. dollar terms and the Company could have difficulty covering its dollar-denominated costs.

Restrictions on investments outside of Russia or in hard-currency-denominated instruments in Russia expose the Company's cash holdings to devaluation.

Currency regulations established by the Russian Central Bank restrict investments by Russian companies outside of Russia and in most hard-currency-denominated instruments in Russia, and there are only a limited number of ruble-denominated instruments in which the Company may invest its excess cash. Any balances maintained in rubles will give rise to losses if the ruble devalues against the U.S. dollar. Moreover, the obligors of the Company's ruble-denominated investments may default, resulting in substantial losses for the Company.

Continued or increased limitations on the conversion of rubles to hard currency in Russia could increase the Company's costs when making payments in hard currency and could cause the Company to default on its obligations.

The ruble is not convertible outside the CIS. Within Russia, the Company's ability to convert rubles into other currencies is subject to rules and procedures that restrict the purposes for which conversion and payment in foreign currencies are allowed. In addition, because of the limited development of the foreign currency market in Russia, the Company may experience difficulty converting rubles into other currencies.

Any delay or other difficulty in converting rubles into a foreign currency to make a payment or delay or restriction in the transfer of foreign currency could adversely affect the Company's ability to meet its payment and debt obligations, which could result in the loss of suppliers, acceleration of debt obligations and cross-defaults.

Risks Relating to the Company's Shares and the Trading Market for these Shares

The forward-looking statements in this Information Memorandum are subject to risks and uncertainties and the Company's actual results may differ significantly from its projections.

As indicated under "Forward-looking Statements" on page 15, this Information Memorandum contains various forward-looking statements that are subject to risks and uncertainties that could cause the Company's actual results and financial position to differ materially from those projected. Investors are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date of this Information Memorandum.

Since the Company's business is related to the Internet and IT, its shares may experience extreme price and volume fluctuations, which would increase the likelihood of it becoming subject to securities litigation.

The stock market has, from time to time, experienced extreme price and volume fluctuations. During the year 2003, the market prices of the securities of many Internet- and software-related companies remained volatile often unrelated to the operating performance of such companies. Broad market fluctuations of this type may adversely affect the market price of the Company's shares. In the past, companies that have experienced volatility in the market price of their shares have been the targets of securities litigation. If the Company were sued by shareholders or public prosecutors on the basis that materials filed or published in connection with the issue of the Company's shares contained incorrect, incomplete or misleading information, the share issue which forms the basis of this offering or the related capital increase could be invalidated and the Company would have to repay the entire proceeds of the offering. The result would be a diversion of the Company's resources, potentially having a material adverse effect on the Company's business, operating results and financial condition.

The Company does not expect to declare and pay dividends in the foreseeable future.

The Company does not anticipate paying dividends in the foreseeable future. Accordingly, returns in the foreseeable future on an investment in the Company's shares will be limited to capital appreciation, if any, and the investors' ability to realize any such returns may be limited by lack of liquidity in the trading market for the Company's shares.

Investors may be unable to repatriate earnings from the Company's shares.

Russian currency control legislation pertaining to payment of dividends currently provides that ruble dividends on shares may be paid to owners of shares without restriction. The ability of foreign shareholders to convert rubles into hard currencies is subject to the availability of hard currency in Russia's currency markets. Although there is an existing market within Russia for the conversion of rubles into hard currencies, including the interbank currency exchange and over-the-counter and currency futures markets, the further development of this market is uncertain. At present, outside of Russia there is no market for the conversion of rubles into foreign currencies and no viable market in which to hedge ruble-currency and ruble-denominated investments.

Investors in this offering will suffer immediate and substantial dilution.

The Company believes that the price at which the shares will be placed in the present offering will be such that the price each purchaser of the shares pays in the offering will be substantially higher than the value of the Company's net assets per share. Purchasers of the shares of the Company will incur immediate and substantial dilution in net tangible book value per share.

Future issuance or sale of the Company's shares may affect the market price for these shares.

Future sales of substantial amounts of the Company's shares by its existing shareholders or even the perception that such a sale might occur could adversely affect the market price for the Company's shares. In addition, any future equity offerings by the Company involving the issuance of new shares may reduce the percentage ownership of the Company's shareholders.

Newly issued shares may have rights, preferences or privileges attached to them that are senior to those attached to the Company's ordinary shares.

Requirements of Russian law applicable to the 15,000,000 new shares comprising the Company's capital increase disallow immediate trading of these shares and may in certain circumstances cause such capital increase to be invalidated.

Under applicable Russian law, trading in the 15,000,000 newly issued ordinary shares comprising the Company's capital increase is not permitted until the report on the results of the issue of these shares is registered by the Russian securities regulator. The Company can file this report with the regulator only after all of these 15,000,000 shares have been sold or, if only some of them are sold, then after May 18, 2005. In addition, the Russian securities regulator may take up to an additional 14 days after the filing of such report to register it.

The selling shareholders are contractually bound to transfer 97 per cent. of the gross proceeds of the international offering to the Company and to acquire 11,160,000 of the 15,000,000 newly issued shares. However, there is no assurance that the Company's shareholders of record as of January 12, 2004, other than the selling shareholders, will exercise their rights of pre-emption in respect of all of the remaining 3,840,000 of these 15,000,000 newly issued-shares. Newly issued shares in respect of which such rights of pre-emption are not exercised will, upon expiration of 45 days after the commencement of their placement, be offered for sale to investors in the over-the-counter market at the international offering price on a first-come first-served basis. There is no assurance that investors in the over-the-counter market will acquire all of these remaining newly issued shares.

Accordingly, investors or shareholders of record who acquire any of these newly issued shares should be aware that these shares may not be freely tradable for an uncertain period of time that could last as long as approximately one year from the date of this Information Memorandum, thereby seriously affecting the liquidity of these newly issued shares.

Furthermore, in certain circumstances, the Russian securities regulator or a court of law could invalidate the capital increase and/or the issuance of the shares thereunder, thereby entitling purchasers of any such shares to receive a refund from the Company of the purchase price paid by them. In the unlikely event that such an invalidation were to occur, the Company, RBC Investments (Cyprus) Limited, the selling shareholders and the lead managers will immediately initiate consultations with the aim of agreeing on measures to be taken to allow for a lawful and effective transfer of 97 per cent. of the gross proceeds of the offering to the Company and, to the extent that this agreement is reached, the Company, the selling shareholders and the lead managers will at the expense of the Company take all such agreed measures to facilitate the completion or the regularization of such transfer. This may cause a significant strain on the Company's managerial, operational and financial resources and could materially and adversely affect the Company's business, operating results and financial condition.

Because most of the Company's directors and officers reside in the Russian Federation and a substantial portion of the Company's assets is also located there, investors in the Company's shares may have difficulty enforcing certain rights.

Most of the Company's directors and officers reside in the Russian Federation and a substantial portion of the Company's assets is also located there. The Russian Federation has concluded only a few multilateral or bilateral treaties with Western jurisdictions for the mutual enforcement of court judgments. As a result, it may be difficult for investors in the Company's shares to effect service of process within the jurisdictions of their residence on such directors and officers; to enforce against them, either inside or outside the jurisdictions of such investors, judgments obtained against such directors and officers in courts within the jurisdictions of such investors; or to enforce in such courts judgments obtained against such directors and officers in courts in jurisdictions other than the jurisdictions of such investors, in any action based on civil liabilities under applicable securities laws. Additionally, awards of punitive damages in actions brought

elsewhere may be unenforceable in Russia. See the "Limitation on Enforcement of Civil Liabilities" section beginning on page 16.

There is also a risk that Russian procedural legislation will be changed by way of introducing further grounds preventing foreign court judgments and arbitral awards from being recognized and enforced in the Russian Federation. In practice, reliance upon international treaties may meet with resistance or a lack of understanding on the part of Russian courts or other officials, thereby introducing delays and unpredictability into the process of enforcing any foreign judgment or any foreign arbitral award in the Russian Federation.

The executive officers of the Company will continue to exercise control.

After the offering and the related capital increase, the Company's executive officers will beneficially own or control, collectively, more than 73 million shares of the Company, representing nearly 64% of the voting power in a general meeting of the Company's shareholders. Such persons, if they were to act together, will be in a position to elect and remove directors and control the outcome of most matters submitted to shareholders meetings for a vote. Additionally, such persons would be able to significantly influence a proposed amendment to the Company's charter, a merger proposal, a proposed substantial sale of assets or other major corporate transaction. Such concentration of ownership may discourage a potential acquiror from making an offer to buy the Company's shares, which, in turn, could adversely affect their market price.

Financial turmoil in emerging markets could cause the price of the Company's shares to suffer.

In recent years, the financial turmoil in Russia and other emerging markets of 1997 and 1998 has adversely affected market prices in the world's securities markets for companies operating in the affected developing economies. Continued or increased financial downturns in these countries could cause further decreases in the Company's share price even if the Russian economy remains relatively stable.

In addition, many financial market indices in both emerging and developed markets have declined significantly since early 2000, and continue to be depressed as of the date of this Information Memorandum. The potential impact of such market movements on the Company's shares is uncertain but potentially adverse.

Uncoordinated regulation of Russian capital markets provides inadequate protection to security holders.

The Russian securities market is in the early stages of development and is regulated by several different authorities that are often in competition with each other. The regulations of these numerous authorities are not always in line with the law and may be contradictory. This could decrease the protection available to a holder of the Company's shares and reduce the price of such shares.

In addition, Russian corporate and securities rules and regulations can change rapidly, which may adversely affect the Company's ability to conduct securities-related transactions. While some important areas are subject to virtually no oversight, the regulatory requirements imposed on Russian issuers in other areas result in delays in conducting securities offerings and in accessing the capital markets. As a result, the Company may be subject to fines or other enforcement measures despite its best efforts at compliance, which could cause the Company's financial results to suffer and harm its business.

The lack of a central and properly regulated share registration system in Russia may harm share liquidity.

Ownership of shares in Russian joint stock companies is determined by entries in a shareholder register or in a register maintained by a depository, and is evidenced by extracts from a respective register. Currently in Russia, there is no central registration system for registration of ownership

of shares in Russian joint stock companies. The Federal Commission on the Securities Market has issued regulations regarding the licensing conditions for the registrars and depositories maintaining such registers and the procedures to be followed by them when performing their functions. These regulations are underdeveloped and subject to varying interpretations. In practice, however, these regulations have not been strictly enforced. Registrars and depositories generally have relatively low levels of capitalization and inadequate insurance coverage. Moreover, registrars and depositories are not necessarily subject to effective governmental supervision. Due to the lack of a central and rigorously regulated share registration system in Russia, transactions in respect of a company's shares could be improperly or inaccurately recorded, and share registration could be lost through fraud, negligence or mere oversight by registrars and depositories incapable of compensating shareholders for their misconduct.

Consequently, the conduct of the Company's registrar or the conduct of a depository through which the Company's shareholders may hold their shares may put such shareholders at risk and such registrar and the concerned depositories may not have assets sufficient to compensate such shareholders for their wrongdoing. The Company is not liable for any wrongdoing by its shareholders' depositories. Although the Company remains liable to its shareholders under Russian law for any errors or omissions of its registrar that affect the Company's shareholders, this safeguard may be inadequate to completely protect the Company's shareholders from loss.

Investments in Russian securities may under certain conditions be subject to income tax withholding, thereby reducing their value.

Under existing Russian tax law, the income of a foreign legal entity generated from the sale of shares in Russian entities is subject to withholding tax only if more than 50% of the assets owned by the entity whose shares are being sold are comprised of real property. In such circumstances, a shareholder may elect to be taxed either at the rate of 20% of the gross sales price, or at the rate of 24% of the difference between the sales price and the sum of the original purchase price and expenses related to the sale. Accordingly, the management of the Company believes that capital gains from trading in the Company's shares should not be subject to Russian withholding tax where the foreign investor is a legal entity. However, the relevant legislation does not contain a similar provision relating to individual income tax. Therefore, any income from the sale of the Company's shares by non-resident individuals will be subject to a Russian withholding tax rate of 30%.

Most of the existing double tax treaties concluded by Russia provide for the exemption of capital gains from Russian taxation. However, the procedure of advance exemption under applicable treaty provisions is relatively undeveloped in the case of non-resident individuals, and obtaining subsequent tax refunds could prove to be difficult and time-consuming. The value of the Company's shares could be adversely affected if these adverse tax consequences on capital gains are difficult to overcome.

Risks Relating to the Russian Federation

Political Risks

Political instability would negatively affect the value of the Company's shares.

Since 1991, Russia has sought to transform itself from a one-party state with a centrally-planned economy to a pluralist democracy with a market-oriented economy. As a result of the sweeping nature of the reforms, and the failure of some of them, the Russian political system remains vulnerable to popular dissatisfaction, as well as to unrest by particular social and ethnic groups. Significant political instability could have a material adverse effect on the value of investments in Russia, including the value of the Company's shares.

Conflict between federal and regional authorities and other conflicts could create an uncertain operating environment.

The delineation of authority among Russia's many regions, internal republics and the federal government as well as among the branches of government is often unclear. The Russian political system is therefore vulnerable to tension and conflict between federal and regional authorities over various issues, including tax revenues, rights in land, authority for regulatory matters and regional autonomy. The Company's operations may be adversely affected by conflicts within the regions or between the regions and the federal government or between various institutions within the federal government.

Additionally, ethnic, religious and other divisions have, on occasion, given rise to communal tensions and military conflict such as the continuing conflict in Chechnya, which has brought normal economic activity within Chechnya to a halt and disrupted the economy of neighboring regions. The spread of violence (including terrorist activity), or political measures taken to counter violence, such as the imposition of a state of emergency, could hinder the operation and the expansion of the Company's businesses.

Economic Risks

Economic instability in Russia could adversely affect demand for the Company's products and services.

A major part of the Company's product mix is the provision of information services to operators in the financial markets. Any of the following problems which the Russian Federation has experienced over the past years may severely affect the financial markets and therefore the demand for the services offered by the Company and the ability of its customers to utilize and pay for such services:

- significant declines in gross domestic product;
- hyperinflation;
- an unstable currency;
- high government debt relative to gross domestic product;
- a weak banking system providing limited liquidity to Russian enterprises;
- high levels of loss-making enterprises that continue to operate due to the lack of effective bankruptcy proceedings;
- significant use of barter transactions and illiquid promissory notes to settle commercial transactions;
- widespread tax evasion;
- growth of a black and gray market economy;
- pervasive capital flight;
- high levels of corruption and the penetration of organized crime into the economy;
- significant increases in unemployment and underemployment; and
- the impoverishment of a large portion of the Russian population.

There can be no assurance that recent trends in the Russian economy—such as the increase in the gross domestic product, a relatively stable ruble, and a reduced rate of inflation—will continue or will not be abruptly reversed. Moreover, recent fluctuations in international oil and gas prices, the strengthening of the ruble in real terms relative to the dollar and the consequences of a relaxation in monetary policy, or other factors, could adversely affect the Russian Federation's economy and the Company's business.

Russia's physical infrastructure is in very poor condition, which could disrupt normal business activity.

Russia's physical infrastructure largely dates back to Soviet times and has not been adequately funded and maintained over the past decade. Particularly affected are, among others, the power generation and transmission and the communication systems. The federal government is actively considering plans to reorganize the nation's rail, electricity and telephone systems. Any such reorganization may result in increased charges and tariffs while failing to generate the anticipated capital investment needed to repair, maintain and improve these systems. The deterioration of Russia's physical infrastructure harms the national economy, disrupts access to communications, adds costs to doing business in Russia and can interrupt business operations. This could have a material adverse effect on the Company's business and the value of the Company's shares.

Fluctuations in the global economy may adversely affect Russia's economy, limiting the Company's access to capital and adversely affecting the purchasing power of the Company's customers and thus the Company's business.

Russia's economy is vulnerable to market downturns and economic slowdowns elsewhere in the world. As has happened in the past, financial problems or an increase in the perceived risks associated with investing in emerging economies could dampen foreign investment in Russia and adversely affect the Russian economy. Additionally, because Russia produces and exports large quantities of oil, the Russian economy is especially vulnerable to the price of oil on the world market and a decline in the price of oil could slow or disrupt the Russian economy. These developments could adversely affect the purchasing power of the Company's customers, could lead to a slow-down of activity on the financial markets in Russia and thus negatively affect the Company's business.

Recent international terrorist activity has had a significant effect on international finance and commodity prices. Any future acts of terrorism of sizable magnitude could have an adverse effect on the international financial and commodities markets and the global economy.

Social Risks

Crime and corruption could disrupt the Company's ability to conduct its business.

The political and economic changes in Russia since the early 1990s have resulted in reduced policing of society. In addition, bribery in Russian business is widespread. Government officials have engaged in selective investigations and prosecutions to further interests of the government and individual officials. The Company has a policy of staying clear of any questionable practices. Any allegations of involvement in such practices would pose a risk of prosecution and of possible criminal or administrative liability. Additionally, a significant number of Russian media regularly publish slanted articles in return for payment. Any of the foregoing could materially and adversely affect the price of the Company's shares.

Social instability could increase support for renewed centralized authority, nationalism or violence and thus materially adversely affect the Company's ability to conduct its business effectively.

The failure of the government and many private enterprises to pay full salaries on a regular basis and the failure of salaries and benefits generally to keep pace with the rapidly increasing cost of living have led in the past, and could lead in the future, to labor and social unrest. For example, in 1998, miners in several regions of Russia, demanding payment of overdue wages, resorted to strikes that included blocking major railroads. Such labor and social unrest may have political, social and economic consequences, such as increased support for a renewal of centralized authority; increased nationalism, with support for renationalization of property, or expropriation of or restrictions on foreign involvement in the economy of Russia; and increased violence. Any of these could restrict the Company's operations and lead to the loss of revenue, materially adversely affecting the Company.

Risks Relating to the Russian Legal System and Russian Legislation

Weaknesses relating to the Russian legal system and Russian legislation create an uncertain environment for investment and for business activity.

Russia is still developing the legal framework required to support a market economy. Among the risks of the current Russian legal system are:

- legal norms, at times, overlap or contradict one another. In addition, certain important bills have yet to be adopted;
- there is a lack of judicial and administrative guidance on interpreting legislation as well as lack of sufficient comments on judicial rulings and legislation;
- the relative inexperience of judges and courts in interpreting legislation;
- a high degree of discretion on the part of governmental authorities; and
- bankruptcy procedures are not well developed and are subject to abuse.

Disclosure and reporting requirements, and anti-fraud legislation have only recently been enacted in Russia. Most Russian companies and managers are not accustomed to restrictions on their activities arising from these requirements. The concept of fiduciary duties of management or directors to their companies or shareholders is new to Russian law. Violations of disclosure and reporting requirements or breaches of fiduciary duties could materially and adversely affect the value of an investment in the Company's shares.

Additionally, several fundamental Russian laws have only recently become effective. The recent nature of much of Russian legislation, the lack of consensus about the aims, scope, content and pace of economic and political reform and the rapid evolution of the Russian legal system in ways that may not always coincide with market developments, place the enforceability and underlying constitutionality of laws in doubt and result in ambiguities, inconsistencies and anomalies that make it more difficult for the Company to conduct its business and complete transactions.

All of these weaknesses could affect the validity of the shares being offered and any transactions involving those shares. In particular, the protection of a bona fide acquiror of shares is poorly developed under Russian law so that flaws in previous transactions involving the Company's shares may affect the title of such bona fide acquiror. In addition, the Company's ability to perform its operations and to enforce its rights under contracts, or to defend itself against claims by others, may also be affected.

Russian currency regulation and control legislation may negatively impact an investment in the Company's shares.

The new Federal Law No. 173-FZ "On Currency Regulation and Currency Control" dated December 10, 2003, will become effective in June 2004. This law introduces new principles and procedures for currency regulation and control, providing for two types of restrictions applicable to certain operations, including operations with securities: use of special accounts for settlements and creation of reserves, which are non-interest bearing deposits placed with Russian authorized banks. Under this new law the Central Bank of Russia has the authority to impose requirements for mandatory reserves and mandatory use of special accounts for operations with securities. There is a high degree of uncertainty in relation to these requirements and the instances in which any reserves will be imposed or their amount. This may adversely affect the value of investments in the Russian Federation, including investments in the shares. In addition, in certain instances, such as the transfer of shares from non-resident accounts, performance of the relevant operation may be suspended until the expiration of the term of the reserves. This also may have a negative impact on the development of Russian capital markets and the value of any investments in the Company's shares.

In practice, minority shareholders have minimal legal recourse against companies or their officers and directors.

In practice, corporate governance standards for many Russian companies have proven to be poor, and minority shareholders in Russian companies have experienced difficulties in enforcing their legal rights and suffered losses.

While the Federal Law on Joint Stock Companies provides that shareholders owning not less than one percent of the company's shares may bring an action against the members of the management board for damages incurred by the company, Russian courts do not as yet have sufficient experience with respect to such suits. Accordingly, an investor's practical ability to pursue legal redress against the Company may be limited, reducing the protections available to minority shareholders.

Lack of independence and inexperience of the judiciary and the difficulty of enforcing court decisions and governmental discretion in instigating, joining and enforcing claims could prevent the Company or investors from obtaining effective redress in a court proceeding.

The independence of the judicial system and its immunity from economic, political and nationalistic influences in Russia remains largely untested. The court system is understaffed and under funded. Judicial precedents generally have no binding effect on subsequent decisions. Not all Russian legislation and court decisions are readily available to the public or organized in a manner that facilitates understanding. The Russian judicial system can be slow and enforcement of court orders can, in practice, be very difficult. All of these factors make judicial decisions in Russia difficult to predict and effective redress uncertain. Additionally, court claims are often used in furtherance of political aims. The Company may be subject to such claims and may not be able to receive a fair hearing. Additionally, court orders are not always enforced or duly followed by law enforcement agencies. These uncertainties also extend to property rights. All of these could have a material adverse effect on the Company.

Arbitrary government action may have an adverse affect on the Company's business and the value of an investment in the Company's shares.

Government authorities have a high degree of discretion in Russia and at times some subordinate officials exercise their discretion arbitrarily without being duly controlled by other authorities and the society, without hearing or prior notice, and sometimes in a manner that may not be in full accordance with the law. Moreover, the government also has the power in certain circumstances, by regulation or government act, to interfere with the performance of, nullify or terminate contracts. Other government actions negatively impacting the commercial sector include withdrawal of licenses, sudden tax audits (including tax audits involving strong-arm tactics), criminal prosecutions, civil actions and interference into affairs of private persons and organizations. According to Russian and international press reports, federal and local government entities have in some cases used legal loopholes and procedural ambiguities to invalidate share issuances and registrations or to void transactions, merely for political purposes. Government action, if directed at the Company, could have a material adverse effect on the Company's business and on the price of the Company's shares.

The Russian tax system could materially and adversely affect an investment in the Company's shares.

Generally, taxes payable by Russian companies are substantial and numerous. These taxes include, among others:

- income taxes;
- value-added taxes; and
- unified social tax and pension contributions.

Tax legislation is subject to frequent change and some of the laws related to the aforementioned taxes are comparatively new. Therefore, the government's implementation of these regulations is often unclear or nonexistent. Extensive court practice in respect of these questions does not exist. Although the quality of tax legislation has generally improved with introduction of the Russian Tax Code, which in particular declared the invalidity of retroactive changes, the likelihood exists that, due to Russia's federal and local tax collection system and historically large government budget deficits, Russia will impose arbitrary or onerous taxes and penalties in the future, which could adversely affect the Company's business. In some instances, even though unconstitutional, Russian tax authorities have applied some provisions and rules retroactively. Such conditions complicate tax planning and related business decisions. The introduction of new tax provisions may affect the overall tax efficiency of the Company and may result in significant additional tax liability. Although the Company will undertake to minimize such exposures with effective tax planning, the Company cannot assure investors that additional tax exposure will not arise in the future.

Often, differing opinions regarding legal interpretation exist both among and within government ministries and organizations and various local tax inspectorates, creating uncertainties. Tax declarations, together with other legal compliance areas including, for example, customs and currency control matters, are subject to review and investigation by a number of authorities, which are enabled by law to impose severe fines, penalties and interest charges. Generally, tax declarations remain open and subject to inspection for a period of three years following any tax year. This period could be further extended if a company is using the reporting year losses as a carry forward provision because it is then required to keep all documents for the entire period of the loss carried forward.

Moreover, financial statements of a Russian group of companies are not consolidated for tax purposes. Therefore, each of the Company's subsidiaries pays its own taxes and may not offset its profit or loss against the loss or profit, respectively, of another of the Company's subsidiaries.

The foregoing factors raise the risk of imposition of arbitrary or onerous taxes on the Company, which could adversely affect the value of the Company's shares.

Industrial accidents or environmental hazards in Russia could negatively affect the Company.

All parts of the ecological system, i.e. the atmosphere, water resources, soil, animals and plants, in all areas of heavy industrial activity in Russia, are in a state that may be harmful to human existence. According to available information, about 15% of Russian territories are in ecological distress. This situation negatively affects the health of the population in Russia. In addition, there are a number of nuclear and other dangerous installations on Russian territory, where safety systems to contain ecological risks may not be sufficiently effective. The occurrence of accidents in these installations, as well as the general unfavorable ecological situation in Russia, may have a material adverse effect on the activities of the Company.

USE OF PROCEEDS

The Company estimates that it will receive approximately RUR 597 million (which amounts to approximately $20.6 million at the exchange rate established by the Central Bank of the Russian Federation on June 16, 2004) from the selling shareholders not later than 20 days after the pricing date of the offering, which amount represents 97 per cent. of the gross proceeds from the offering (in consideration for which the Company will issue and deliver to the selling shareholders 11,160,000 newly issued shares). After disbursing the aggregate costs payable by the Company in connection with the international offering and the preparation of this Information Memorandum, the Company will have proceeds of approximately $19.7 million at its disposal.

The Company is also offering for sale 3,840,000 of its newly issued ordinary shares to its shareholders of record as of January 12, 2004, other than the selling shareholders, at the international offering price less a 3 per cent. discount, and, to the extent not acquired by such shareholders within 45 days after the commencement of their placement, to investors on the over-the-counter market on a first-come-first-served basis at the international offering price. However, it is not possible for the Company to estimate the aggregate amount of proceeds it is likely to receive from the resulting sales, as well as the point in time at which it would receive those proceeds. For more information, see "Risk Factors–Risks Relating to the Company's Shares and the Trading Market for these Shares–Requirements of Russian law applicable to the 15,000,000 new shares comprising the Company's capital increase disallow immediate trading of these shares and may in certain circumstances cause such capital increase to be invalidated" beginning on page 31.

The Company intends to use the proceeds it receives from the offering (and the proceeds from the sale of any of the additional 3,840,000 newly issued shares thereafter), after disbursing the aggregate costs payable by it in connection with the offering and the preparation of this Information Memorandum, primarily to fund its acquisition plans and the Company's future growth.

DIVIDEND POLICY

The Company plans to retain its earnings for the foreseeable future in order to finance growth and expansion. Hence, the Company does not presently intend to pay dividends and it is not likely that dividends will be paid in the foreseeable future.

Dividend payments, if any, must be recommended by the Company's board of directors and approved by its shareholders. The Company's ability to pay dividends is also restricted by Russian law and its charter. In particular, dividends on the Company's ordinary shares may be paid only out of net profits for the then current year calculated under Russian accounting principles and as long as the following conditions have been met:

- the Company's charter capital has been paid in full;
- the value of the Company's net assets, minus the proposed dividend payment, is not less than the sum of the Company's charter capital and its reserve fund;
- the Company has repurchased all shares from shareholders having the right to demand repurchase; and
- the Company is not insolvent, and would not become insolvent, as the result of payment of the dividend.

CAPITALIZATION

The following table sets forth the Company's consolidated capitalization at December 31, 2003, on a historical basis, and on an adjusted basis to give effect to the issue and sale of 15,000,000 new ordinary shares (comprised of 11,160,000 shares issued to the selling shareholders in consideration for the shares sold by them in the offering and 3,840,000 additional ordinary shares sold to other shareholders and/or investors) at a price of $1.90 (RUR 55.14) per share, as if the sale took place on December 31, 2003. It is assumed for the purposes of this section that each of these 15,000,000 new shares was sold at the international offering price less a 3 per cent. discount, but this is for illustrative purposes only. Investors should note that this assumption may not hold good as regards 3,840,000 of these new shares, some or all of which may fetch a different price than the one being assumed, or may not be sold at all, and that the sale of only 11,160,000 of these new shares at the said price is the subject of a binding contractual arrangement. See "Risk Factors–Risks Relating to the Company's Shares and the Trading Market for these Shares–Requirements of Russian law applicable to the 15,000,000 new shares comprising the Company's capital increase disallow immediate trading of these shares and may in certain circumstances cause such capital increase to be invalidated" beginning on page 31.

Subject to the preceding paragraph, and for illustrative purposes only, the Company estimates that it will receive approximately $27.65 million from the offering and the related capital increase (on the assumption that each of the 15,000,000 million new shares was sold at the international offering price less a 3 per cent. discount). This table should be read in conjunction with the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section beginning on page 47 and the Company's consolidated financial statements located elsewhere in this Information Memorandum.

	As of December 31, 2002 $ '000	*As of December 31, 2003 $ '000*	*As Adjusted*
Non-current loans and borrowings	4,515	5,561	5,561
Shareholders' equity:			
Ordinary shares, 0.001 ruble par value, 100,000,000 shares issued and 115,000,000 shares issued as adjusted	5	5	5
Share premium account	21,907	23,081	50,726
Retained earnings	12,344	16,045	16,045
Total shareholders' equity	**34,256**	**39,131**	**66,776**
Total capital	**38,771**	**44,692**	**72,337**

DILUTION

As of December 31, 2003, the Company's consolidated net book value was $39.1 million in the aggregate or approximately $0.39 per share. Consolidated net book value per share represents the amount of total assets reduced by the amount of total liabilities and divided by the number of outstanding ordinary shares. After giving effect to the issue and sale of 15,000,000 new ordinary shares (comprised of 11,160,000 shares issued to the selling shareholders in consideration for the shares sold by them in the offering and 3,840,000 additional ordinary shares sold to other shareholders and/or general investors) at a price of $1.84 (based on the ruble price per share converted into dollars at the exchange rate of the Central Bank of the Russian Federation prevailing on June 25, 2004 and assuming that each of these 15,000,000 shares was sold for the international offering price less a 3 per cent. discount), the Company's net book value as of December 31, 2003 would have been $66.78 million, or $0.58 per share. The pricing assumption made in the preceding sentence is for illustrative purposes only and investors should note that this assumption may not hold good as regards 3,840,000 of these new shares, some or all of which may fetch a different price than the one being assumed, or may not be sold at all, and that the sale of only 11,160,000 of these new shares at the said price is the subject of a binding contractual arrangement. See "Risk Factors–Risks Relating to the Company's Shares and the Trading Market for these Shares–Requirements of Russian law applicable to the 15,000,000 new shares comprising the Company's capital increase disallow immediate trading of these shares and may in certain circumstances cause such capital increase to be invalidated" beginning on page 31.

This represents an immediate increase in consolidated net book value of $0.19 per share to existing shareholders and an immediate dilution of $1.65 per share to new investors purchasing ordinary shares in the offering and the related capital increase. "Dilution to new investors" represents the difference between the price per share of the ordinary shares to be paid by new shareholders in the offering and the related capital increase and the consolidated net book value per share as of December 31, 2003. The following table illustrates this per share dilution:

Offering price (less 3% discount)		$1.84
Consolidated net book value (deficit) per share as of December 31, 2003	$0.39	
Increase per share attributable to new investors	$0.19	
Consolidated net book value per share after this offering and related capital increase		$0.58
Dilution per share to new investors		$1.65

EXCHANGE RATE INFORMATION

The table below shows the high, low, average and period end exchange rates between the ruble and the dollar, as published by the Central Bank of the Russian Federation and expressed as the number of rubles per $1.00. These rates may differ from the actual rates used in the preparation of the Company's financial statements and other financial information appearing in this Information Memorandum. The average is computed using the exchange rate on the last business day of each month during the period indicated.

Year Ended December 31,	High	Low	Average	Period End
1997	5.96	5.56	5.80	5.96
1998	20.99	5.96	10.12	20.65
1999	27.00	20.65	24.67	27.00
2000	28.87	26.90	28.13	28.16
2001	30.30	28.16	29.22	30.14
2002	31.86	30.14	31.36	31.78
2003	31.88	29.25	30.67	29.45

The table below shows the high and low ruble-dollar exchange rates, as published by the Central Bank of the Russian Federation and expressed as the number of rubles per $1.00, for each month during the five months prior to the date of this Information Memorandum.

Year 2004	High	Low
January	29.45	28.49
February	28.62	28.49
March	28.67	28.49
April	29.00	28.50
May	29.08	28.87

On June 16, 2004, the exchange rate was RUR 29.02 = $1.00.

No representation is made that the ruble or dollar amounts in this Information Memorandum could have been converted to dollars or rubles, as the case may be, at any particular rate or at all. The ruble is generally not convertible outside Russia. A market exists within Russia for the conversion of rubles into other currencies, but the limited availability of other currencies may tend to inflate their values relative to the ruble. As of January 1, 1998, the ruble was redenominated – 1,000 old rubles were redenominated as one new ruble. All ruble amounts in this Information Memorandum are stated in redenominated rubles.

SELECTED FINANCIAL DATA

The selected financial data set forth below as at December 31, 2002 and December 31, 2003, and for the years then ended, respectively, have been derived from the Company's audited consolidated financial statements prepared in accordance with IFRS. The selected financial data should be read in conjunction with, and is qualified in its entirety by reference to, the Company's consolidated financial statements and the notes thereto appearing elsewhere in this Information Memorandum and the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section beginning on page 47.

The Company's consolidated statements of operations for 2002 and 2003 are set forth as follows:

	2003	2002
	'000 USD	'000 USD
Revenues	**48,519**	**31,456**
Cost of sales	(32,189)	(14,316)
Gross profit	**16,330**	**17,140**
Distribution expenses	(9,340)	(3,954)
Administrative expenses	(3,882)	(2,217)
Taxes, other than on profit	(198)	(319)
Other operating income/ (expenses)	(641)	1,661
Profit from operations	**2,269**	**12,311**
Net financing income	2,469	28
Profit before tax	**4,738**	**12,339**
Income tax expense	(1,037)	(2,403)
Net profit for the year	**3,701**	**9,936**
Basic earnings per share (in dollars)	0.04	0.10
Diluted earnings per share (in dollars)	0.04	0.10

The Company's consolidated balance sheets as of December 31, 2002 and December 31, 2003 are presented in the following table:

	2003	2002
	'000 USD	'000 USD
ASSETS		
Non-current assets		
Property, plant and equipment	24,333	11,064
Intangible assets	7,195	5,613
Available-for-sale investments	1	13
	31,529	**16,690**
Current assets		
Inventories	769	2,006
Trade and other receivables	13,586	7,998
Cash and cash equivalents	14,380	21,532
	28,735	**31,536**
Total assets	**60,264**	**48,226**
EQUITY AND LIABILITIES		
Equity		
Share capital	5	5
Share premium	23,081	21,907
Retained earnings	16,045	12,344
	39,131	**34,256**
Non-current liabilities		
Loans and borrowings	5,561	4,515
Deferred tax liabilities	3,011	2,626
	8,572	**7,141**
Current liabilities		
Trade and other payables	12,561	6,829
	12,561	**6,829**
Total equity and liabilities	**60,264**	**48,226**

The Company's condensed consolidated cash flow statements for 2002 and 2003 are summarized in the following table:

	2003 '000 USD	2002 '000 USD
OPERATING ACTIVITIES		
Net profit for the year	**3,701**	**9,936**
Adjustments for:		
Non-cash sales	-	(259)
Depreciation and amortisation	5,612	2,528
Loss/(gain) on disposal of property, plant and equipment	622	(31)
Loss on disposal of intangible assets	336	-
Monetary gain related to deferred tax	-	(57)
Interest expense	1,423	257
Interest income	(1,110)	(2,296)
Income tax expense	1,037	2,404
Operating profit before changes in working capital	**11,621**	**12,482**
(Increase)/decrease in inventories	1,237	(1,541)
Increase in trade and other receivables	(5,914)	(5,928)
Increase in other assets	-	2,345
Decrease in trade and other payables	(70)	(443)
Cash flows from operations before income taxes and interest paid	**6,874**	**6,915**
Income taxes paid	(416)	(153)
Interest paid	(1,015)	(257)
Cash flows from operating activities	**5,443**	**6,505**
INVESTING ACTIVITIES		
Proceeds from disposal of property, plant and equipment	132	53
Proceeds from disposal of investments	13	-
Interest received	1,435	1,888
Acquisition of property, plant and equipment	(15,875)	(5,325)
Acquisition of intangible assets	(4,309)	(4,482)
Acquisition of investments	-	(4)
Cash flows from investing activities	**(18,604)**	**(7,870)**
FINANCING ACTIVITIES		
Proceeds from issuance of share capital net of transaction costs	-	14,134
Proceeds from issuance of warrants	684	-
Proceeds from borrowings	5,325	-
Repayment of borrowings	-	(787)
Cash flows from financing activities	**6,009**	**13,347**
Net increase/(decrease) in cash and cash equivalents	**(7,152)**	**11,982**
Cash and cash equivalents at beginning of year	21,532	9,550
Cash and cash equivalents at end of year	**14,380**	**21,532**

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Results of Operations

The main objectives that RBC's board of directors set before the management of the Company for 2003 were:

- achievement of the planned financial and operational results by RBC TV; and
- further growth in the core media and IT businesses of the Company.

Since its launch in September 2003, RBC TV has established a meaningful presence in the Russian media world and gained recognition in the business community despite the Russian market's unfamiliarity with its concept. The key performance indicators of this business television channel, including signal distribution and coverage of the target audience, exceeded business plan targets. As a result, RBC TV's advertising revenues reached $5.6 million during 2003, compared to the targeted $3.5 million.

The Company's aggregate revenues by business segment for 2002 and 2003, derived from the Company's audited consolidated financial statements, are set out in the table below:

	December 31, 2002 *$ '000*	*December 31, 2003* *$ '000*	*Year-on-Year Change* *%*
Media	16.6	26.9	62%
IT	14.8	16.0	8%
RBC TV*)	N/A	5.6	-
Total	**31.4**	**48.5**	**54%**

*) This business segment was only introduced in 2003

The Company's revenue grew by 54% in 2003 and reached $48.5 million due to strong brand recognition, enhanced product range, aggressive marketing and overall media and IT market growth.

The Company's revenues from its media business (advertising and information services, excluding RBC TV, which became operational only in September 2003) grew by 62% and amounted to $26.9 million, accounting for 56% of total revenues in 2003. This growth was driven by the increasing popularity of RBC's Web sites and due to synergies with RBC TV taking effect, which provided the parent company with continuous promotion to its core customer base, key business leaders and decision makers. By the end of 2003, the monthly audience of RBC's business sites reached 2.3 million people, and the audience of all RBC's online resources amounted to 4.5 million users.

New clients secured by the Company's media segment in 2003 include Aeroflot, Aquarius, Avtodom, Don-Stroy, Honda, IFD Capital Group, Interros, Konti Group, Megafon, PIO Global, Promsvyazbank, Russia Insurance Company, Samsung, SkyLink, Sovintel, Tatneft, Tinkoff and Troika Dialog.

The Company's IT revenues increased by 8% from $14.8 million in 2002 to $16.0 million in 2003. IT revenue growth can be attributed largely to successful implementation of IT contracts with major private and state organizations. Moreover, the Company found attractive sales opportunities in CIS countries, while at the same time the implementation of RBC-developed IT products provided healthy growth in Russia. Revenue from IT services is recognized upon completion of contracts; however, most IT service contracts are usually short-term by nature. The Company requires a prepayment before commencing any project, with the remaining portion payable upon completion.

Another positive development relating to the Company's overall business has been a continuing decrease in the share of non-cash settlements to nearly zero in 2003.

Cost of revenue

The Company's cost of revenue for 2002 and 2003, derived from the Company's audited consolidated financial statements, is set out in the table below:

	2003	2002
	'000 USD	'000 USD
Outsourced cost of programming	(6,360)	(2,807)
Depreciation and amortization	(5,612)	(2,528)
Labour costs	(4,247)	(817)
Outsourced labour costs	(3,172)	(4,161)
Marketing communication	(3,042)	-
Cost of goods for trading	(2,956)	(2,225)
Information services	(1,986)	(1,316)
Cost of advertising services	(1,956)	-
TV signal distribution	(977)	-
Other	(1,881)	(462)
	(32,189)	**(14,316)**

The Company maintains high profit margins in comparison with its domestic and international competitors. Gross profit margin comprised approximately 33.7% in 2003, decreasing from 54.5% in 2002. The decrease in the gross profit margin in 2003 can be attributed to the launch of RBC TV, which was associated with start-up costs, as well as to further overall expansion of the Company.

In particular during 2003, the Company began operating as a full cycle advertising agency providing advertising services not only on RBC's Internet resources but also using other media and advertising vehicles. A significant part of the Company's resources were diverted to the RBC TV project. Therefore the margins for new clients who were offered a bundle package including advertising both on the Internet and on television were lower in 2003 than in previous years. This was done to attract additional clientele for RBC TV.

The Company's IT employees were also largely focused on the RBC TV project, and devoting internal resources to the TV project in this manner was one of the factors behind the increase in the outsourced cost of programming. Since RBC TV is now in regular operation, the factors are unlikely to impact the Company's future costs.

Cost of revenue largely consists of labor costs (direct and outsourced), which account for approximately 23% of the total cost of sales, and outsourced cost of programming (approximately 20% of the total cost of sales).

RBC's fixed assets, mainly consisting of computer equipment, were valued at $24.3 million and intangible assets were valued at $7.2 million in 2003. Depreciation and amortization equaled $5.6 million in 2003 (or 17% of the total cost of sales).

General and administrative expenses

The Company's general and administrative expenses for the year 2003 were equal to 8% of total sales. This included wages, salaries and related social costs, provision for bad debts, repairs, office costs and other expenses. General and administrative expenses, as a rule, do not grow steadily but instead tend to increase as the scope of business expands, which was the case with the Company in 2003 as it incurred higher administrative expenses.

The Company's distribution (selling) costs increased from 12.6% of aggregate revenues in 2002 to 19.3% of aggregate revenues in 2003. This increase is largely attributable to additional advertising expenses incurred in the launch of RBC TV and increased spending on the promotion of the RBC brand.

	2003	2002
	'000 USD	**'000 USD**
Wages and salaries	(1,493)	(978)
Repair	(534)	(133)
Consulting and legal	(293)	(351)
Communication	(255)	(150)
Rent	(154)	(47)
Stationary	(135)	(97)
Board of directors meeting	(132)	-
Insurance	(113)	-
Presentation and business trip expenses	(180)	-
Recruitment services	(68)	(177)
Housing	(112)	(38)
Other administrative expenses	(413)	(246)
	(3,882)	**(2,217)**

Net working capital

The Company's net working capital for 2002 and 2003, derived from the Company's audited consolidated financial statements, is set out in the table below:

	2003	2002	Changes
	'000 USD	**'000 USD**	**Y-o-Y, %**
Current assets			
Inventories	769	2,006	-62%
Trade and other receivables	13,586	7,998	70%
Cash and cash equivalents	14,380	21,532	-33%
	28,735	**31,536**	**-9%**
Current liabilities			
Trade and other payables	12,561	6,829	84%
Net Working Capital	**16,174**	**24,707**	**-35%**

Total current assets were $28.7 million as of December 31, 2003, or 59% of total revenue. This large balance of current assets consists mainly of cash and cash equivalents and trade receivables. Total current liabilities stood at $12.5 million as of December 31, 2003. In 2003 RBC's net working capital fell by 34% or approximately $8 million. This was primarily due to the investments made in the RBC TV project during 2003, amounting to $8 million in fixed assets and $1.7 million in intangible assets.

Fixed Assets

The Company's fixed asset balance as of December 31, 2003, derived from the Company's audited consolidated financial statements, is summarized in the following table:

'000 USD	TV assets	Computer equipment	Office equipment	Other assets	Equipment for installation	Total
Net book value						
At January 1, 2003	-	6,566	297	413	3,788	11,064
Depreciation charge	(1,493)	(1,256)	(286)	(54)	-	(3,089)
Additions, disposals	12,814	4,168	390	(146)	(868)	16,358
At December 31, 2003	**11,321**	**9,478**	**401**	**213**	**2,920**	**24,333**

Computer equipment comprises almost 40% of the Company's fixed assets, while TV assets take up substantially all of the rest (47%).

The Company valued intangible assets at $7.2 million as of December 31, 2003, which consisted of capitalized development costs of $2.7 million, Web site capitalized expenses of $2.97 million and intangible TV assets of $1.5 million.

Assets and Equity Capital

During the year 2003 the Company's assets grew 25%, primarily due to the increase in the volume of investments in fixed assets of the television project. At the same time, the equity capital of the Company increased by almost 15%.

The major part of all the financial needs of the Company has been funded through the equity capital. At the same time, the ratio of equity and debt capital remained constant. In order to further increase the efficiency of the Company's operations, a strategic decision to increase the share of debt capital in the structure of the Company's sources of financing was made in 2003.

BUSINESS

Overview

RBC is a prominent and rapidly growing media and information technology group based in Moscow, Russia. Its primary business lines consist of:

- media services, comprised of the "RosBusinessConsulting" information agency, the RBC business television channel and several Internet portals, including rbc.ru, cnews.ru, autonews.ru, rbcdaily.ru and utro.ru; and
- IT development, conducted through the "RBC Soft" division, which provides turnkey solutions created in-house and developed by leading global IT companies, carries out system integration, and develops software for a variety of local and international clients through general and offshore programming.

Since the commencement in 1993 of its core business as an information agency specializing in financial news, the Company has grown and developed its business into what is now a one-window operation providing a full range of electronic media and IT related services, which employs more than 1,250 journalists, editors, programmers, IT engineers and sales and support staff, including management personnel. In 2003, approximately 67% of the Company's revenues were derived from its media business (about 56% from advertising and information services and about 11% from RBC TV) and approximately 33% from its IT business.

The Company has been able to build on its existing client base to develop advertising and other parts of its media and IT business, and has grown significantly in recent years, registering a 54% increase in aggregate revenues from \$31.4 million in 2002 to \$48.5 million in 2003. Revenues from the media business (advertising and information services, excluding RBC TV, which became operational only in September 2003) increased by 62% from \$16.6 million in 2002 to \$26.9 million in 2003, and revenues from the IT business increased by 8% from \$14.8 million in 2002 to \$16 million in 2003. During its four months of operation in 2003 RBC TV generated \$5.6 million in revenues.

The Company's present day clients receive up-to-the minute data from all the financial markets, including quotes from major Russian exchanges. In addition, the Company maintains a 24-hour ticker tape for political, financial and business news, analytical materials, commentary and forecasts, and has a broad network of reporters in Russia and the CIS. RBC's policy regarding all news is objectivity and independent verification. The Company also draws upon its long-term relationships with major domestic and global market players to keep it abreast of the latest developments.

One of the Company's key strengths is its ability to offer a combination of content, technology, and connectivity to the business community in Russia and other parts of the world. RBC's management believes that the Company already enjoys the largest business audience in Russia among all media services, and intends to actively promote the Company through further advertisement, sponsorships and promotional campaigns.

The monthly audience of RBC's business sites had reached 2.3 million people by the end of 2003, and consists of entrepreneurs, middle to upper management of large corporations, government employees, and financial analysts. RBC currently generates between 800 and 850 information materials per day, covering all business and economic topics that are of prime interest to the business community. The current aggregate audience of RBC's online resources consists of more than 4.5 million unique users per month.

RBC's IT business has obvious synergies with its media business. Starting with electronic commerce and Web-design, the Company has expanded its product range over the years to include software development, system integration and IT consulting. In 2003, the Company's total IT customer base exceeded 200 clients, as the Company continued to benefit from an IT product portfolio that covers both specialty and universal business software.

In addition to distributing information through a variety of its own channels of communication, including the "RosBusinessConsulting" news agency, RBC TV, www.rbc.ru (which is one of the largest Russian news portals in terms of unique viewer audience) and numerous other Internet portals, the Company also disseminates information through leading news providers, such as Bloomberg LP, Factiva, Lexis-Nexis, Screaming Media, Tenfore and COMTEX. RBC TV, the Company's business news channel established under technical cooperation arrangements with CNN and CNBC, was launched in September 2003 and now reaches audiences in Moscow, St. Petersburg and numerous other cities in Russia and the CIS.

In September 2003, the Company was ranked 15th in the S&P Transparency and Disclosure Survey 2003 among the 45 largest Russian companies. The Company entered this list for the first time since the initial public offering of its shares in Russia in April 2002, reflecting RBC's ongoing commitment to high corporate governance standards, particularly to transparency. RBC's publicly traded ordinary shares were included in the RTS stock index at the end of 2003.

The Company's aggregate revenues by business segment for 2001, 2002 and 2003, derived from the Company's audited consolidated financial statements, are summarized in the table below:

In $ millions	*2001*	*2002*	*2003*
Media Services	11.6	16.6	26.9
IT Services	8.4	14.8	16.0
RBC TV*)	N/A	N/A	5.6
Total	20.0	31.4	48.5
Growth		58%	54%

*) This business segment was only introduced in 2003

Strategy

RBC intends to continue the growth and expansion of its core business segments, organically as well as through acquisitions, while maintaining high margins of profit. The Company aims to build upon its high brand recognition and synergies between the media and IT segments and to expand into new markets in and outside Russia. The Company plans to establish and develop a presence in several related high technology and mass media industries.

Media business

The Company's strategy for its media business is to reinforce its leading position in the business-oriented media market by launching new high margin media products for premium audiences. The Company intends to achieve this objective through the expansion of its existing audience, the implementation of new projects and acquisition of attractive media businesses that have potential synergies with RBC's media services.

The Company will also continue to develop and expand its business television channel which has been established under technical cooperation arrangements with CNBC and CNN. The main goal of RBC TV is to double its audience and revenues by 2005 and to maintain a 30% annual growth rate in audience and revenues over the next several years.

In the field of advertising, the Company intends to focus on offering a full portfolio of advertising services to its clients in order to provide the maximum coverage of the business audience in the most efficient manner.

IT business

The Company's strategy for its IT business is to broaden its range of products and services and to continue building its customer base on the basis of growing demand for high quality software. Accordingly, the Company intends to expand its portfolio of ready-made software products targeted at companies in various industries developed either with RBC's own resources or in cooperation with leading Western software developers.

RBC is also planning to enhance its IT market standing in Russia through the acquisition of domestic IT businesses that develop their own software products, have a large and diversified

client base, efficient and ambitious management as well as potential synergies with the RBC's IT division.

The Company's History and Development

1993	The Company's core business was started by five initial founders, including German Kaplun and Alexander Morgulchik, who set up ZAO RosBusinessConsulting as an information agency specializing in financial news in the then-nascent Russian information services market.
1995	The Company branched out into the Internet, setting up the www.rbc.ru Web site and using it as its main content delivery channel.
1999	In response to demand among its media audience for online solutions, such as e-commerce technology and Web design services, the Company established its complementary IT business by offering this technology for resale, and then expanded this business into software development, system integration, consulting, and other related products and services.
2001	The ownership of ZAO RosBusinessConsulting and its affiliates was consolidated into a holding company, OAO RBC Information Systems.
2002	The Company conducted the initial public offering of 16,000,000 of its ordinary shares at a price of $0.83 (RUR 25.86) per share. This was the first ever domestic equity offering conducted on MICEX and RTS simultaneously.
2003	The Company launched RBC TV under a technical cooperation arrangement with CNN and CNBC.

The Company's Media Business

The Russian media market

According to the *Association of Communication Agencies of Russia* (*ACAR*), Russian media and advertising market experienced 31% year-on-year growth in 2003 in terms of aggregate expenditure.

Russian advertising volumes by sector in 2002

Market segment	*Volume (in $ millions)*	*Share, %*
Television	1,210.0	46.0%
Printed media	745.0	28.0%
Magazines (including specialized editions)	*445.0*	*17.0%*
Newspapers	*300.0*	*11.0%*
Billboards	530.0	20.0%
Radio	115.0	4.0%
Internet	18.0	1.0%
Other	12.0	1.0%
Total	2,630.0	100.0%

Source: ACAR

In 2003, *ACAR* for the first time in history stopped estimating Below-the-Line advertising and actual production expenditures (according to *ACAR*, these constituted at least 25% of the aggregate advertising market expenditure, or $670 million out of $2.63 billion). Beginning in 2004, *ACAR* will only estimate the amount spent on the placement of advertisements in the media because the Russian advertising market has expanded significantly and the margin of error has become too large for general estimates. Nevertheless, according to *ACAR* the domestic advertising market will significantly exceed $3.4 billion, because, based on the Company's preliminary estimation, expenditure on Below-the-Line advertisement in 2003 was at least $660 million and on production at least $200 million.

According to the UK-based investment company, *Zenith Optimedia*, the Russian advertising market in 2004 will retain its unique rate of growth of close to 30%, which is higher than in any

developed market. At the same time, *ACAR* estimates this growth rate to fall between 25% and 35% in 2004 and the aggregate market expenditure to reach $5 billion during the same year. According to *ACAR*'s projections, the television's share of the advertising budgets will continue to increase from 46% in 2003 to about 53% and 54% in 2004 and 2005 respectively.

TNS Gallup, an international media performance researcher, predicts that the Russian advertisement market could continue to experience rapid growth in the medium term because Russian advertising expenditure is still well below the international averages. According to *TNS Gallup*'s published projections, the aggregate advertising market expenditure in Russia will reach $9 billion in 2007, with an average annual growth rate of between 15% and 30%.

Furthermore, according to *ACAR* and *TNS* statistics, per capita advertising expenditure in 2003 was $437 in the USA, $244 in Europe and only $18 in Russia, suggesting that the Russian media market has significant growth potential.

The management of the Company believes that the volume of Russian Internet advertising had reached about $30 million in 2003 and is expected to reach $160 million by 2007 (with an annual expected growth rate of between 70% and 90%). In addition, the share of Internet advertising expenditure will constitute 1.7% of the aggregate advertising market expenditure in Russia, and is expected to increase in the long term to 5% (which is expected to be the same as in the U.S. market).

Internet advertising appears to be the fastest-growing segment within the growing Russian advertising market as expenditures on this segment have risen 64% in 2003, exceeding even the growth rate of Russian Internet audience.

Based on the foregoing, the Company sees considerable growth potential for the Russian advertising market as a whole, and its management believes that the Company is well positioned to capitalize on this growth.

RBC's performance

During 2003, RBC established itself as one of the market leaders in providing practical, user-friendly and comprehensive business information for key audiences. The Company's media revenue increased by 62% from $16.6 million in 2002 to $26.9 million in 2003, primarily on the basis of synergies with RBC TV, which provided the parent company with the continuous promotion to target its core customer base, i.e. key business leaders and decision makers. Moreover, in response to a rapid expansion of the Russian financial market, RBC introduced *QuoteTotal* in June 2003. This provides to subscribers up-to-the minute data from all the financial markets, including quotes from major Russian and foreign exchanges and is RBC's first product in a range of high value-added information systems intended for financial market professionals.

In 2003, revenue from news and information sales reached $3.2 million, or 6% of the Company's total revenues. News and information sales grew by 17% year-on-year in 2003. The Company also continued to enhance its market specialization by providing business data to key customer groups.

Products and services

On average, RBC currently generates between 800 and 850 financial and business information materials per day, comparable to *Interfax*, its main competitor in the media sector. The five broad categories of the Company's financial news and business information products are as follows:

News and Commentary. RBC provides information to more than 6,500 subscribers in online and e-mail formats. Its subscribers include some of the world's largest databases and news agencies that distribute information provided by the Company through their own networks. Information is available online, through broadband Internet radio broadcasting (via Comcor-TV channels), via WAP (wireless application protocol), SMS, MMS and other technologies designed for mobile devices (including cellular phones and smart phones). The Company has developed a number of market analysis software products and online financial tools for online business news subscribers. Business news information is also offered to subscribers in hardcopy print, Personal Digital Assistants and CD-ROM formats on request.

RBC Daily. The Company maintains an analytical electronic newspaper RBC Daily that was launched in February 2003. The newspaper reports and analyzes the situation in different Russian economic sectors and follows the development of events at Russia's leading companies. The topics that feature prominently in RBC Daily include business conflicts and methods of their resolution, competitive wars, dishonest business practices and scheming, high-performing industries in Russia and abroad, short and medium-term industry trends and outlooks, and means of interaction between the business community and the state. The newspaper also features interviews with top managers, state officials, experts and economics scientists. This information has helped to substantially broaden the business audience of RBC by increasing the volume of publicly available analytical information. The project also enjoys synergy with RBC TV as the RBC Daily team consists of those analysts who also produce content for RBC TV. Since its launch a year ago, the RBC Daily has gained a leading position amongst the electronic newspapers that cover business topics in Russia, and its current monthly audience exceeds 500,000 readers according to the Company's internal data.

Online Quotations. RBC has its own stock index, which tracks a portfolio of large Russian 'Blue-Chip' companies. The Company also provides online quotes and interactive graphs from major Russian and international exchanges, as well as from its own trading platform. In June 2003, in response to a rapid expansion of the Russian financial market, RBC introduced *QuoteTotal* which was the Company's first product in a range of expensive information systems intended for financial market professionals.

Analytical and Research Reports. RBC offers a wide assortment of value-added analytical and research products, including reports on a particular company or an industry sector. Many of these research products are available online and sold 'off-the-shelf' to a number of clients. In 2003, RBC's marketing research project grew into one of the most comprehensive selection of research reports in Russia and the CIS, with over 1,000 items sold to clients. RBC maintains a file that contains a wide range of market intelligence publications from its own analytical department and 42 other leading research firms. In September 2003, RBC launched a new project aimed at compiling information from business seminars, corporate trainings and conferences conducted in Russia. The Company launched these products to establish itself as a leading data source in the most lucrative segments with high potential growth rates in view of increasing demand for marketing and educational services in the country.

RBC Ratings. This project gives a comprehensive evaluation of various industry players whose market standing can be tracked in real time. The Company produces rankings (lists of companies sorted out by a certain parameter, for example, by turnover) and ratings (analytical products based on a number of parameters, including subjective evaluations). The aim of this project is to provide RBC users with accurate, consistent and well-structured information on various segments of the Russian market. RBC Ratings can be used as a tool for analyzing market changes as well as a source of analytical commentaries. RBC's analysts regularly update both financial and consumer ratings, whose main audience are the financial and stock market professionals and the middle class who are interested in objective evaluation of the broadest range of products and services. All the ratings and rankings are split into two groups: leaders and outsiders, i.e. the project covers not only "the best of the best", but also "the worst of the worst". RBC believes that the publication of such ratings will enable its users to have a clearer picture of the situation on different markets in order to make sound, informed financial decisions.

RBC expects growth in its information services to continue due to new product additions and the solid performance of recently launched products, which have already achieved positive market awareness and brought healthy revenues.

The Company possesses a unique business audience that consists of affluent and highly educated people in a position to make significant purchasing decisions. By the end of 2003, the monthly audience of RBC's business Web sites had reached 2.3 million people, and the audience of all RBC's online resources amounted to 4.5 million users. During 2003, RBC's readers increasingly visited a greater number of online pages and the share of daily repeat users among RBC's business audience rose significantly. This enabled the Company to increase its advertising inventory by 20% and to improve its advertising capacity utilization.

The Company's premium audience attracts a large number of advertisers, including investment and insurance companies, banks, realtors, airlines, car dealerships, telecom, high technology and other service providers. As a result, at the end of 2003, the Company's advertising customer base increased by more than 25% and reached about 1,520 individual clients. RBC has about a 50% share of the Russian online advertising market, including nearly 90% of the segment of online advertising to the business audience, and charges premium rates to its advertisers (more than 10 times those of nearest competitors according to Company's estimates).

The Company considers the marketing communications segment to be very promising for a media company and intends to actively develop it. RBC organizes the prestigious national "Person of the Year" and "Company of the Year" Awards, having acquired all the rights to the "Company of the Year" trademark in 2003. In addition to these events, the Company, with its established brand and experience in the field, adds value to its clients by creating broad advertising and PR campaigns using various media resources.

Client base

Subscribers pay a subscription fee to gain full access to the Company's financial news and business information services available on its main Portal.

Approximately 65% of all business and finance subscribers sign up for online news, commentaries and analysis, which accounts for nearly 64% of revenues from all news subscriptions. In 2003, there were over 6,500 news subscriptions with an average turnover of about $450 per subscription.

According to Internet statistics provided by Rambler, the monthly audience of RBC's business resources is 2.5 million users. According to Company polls held among the users of its Portal, about 67% of them are financially independent people between 25 and 44 years old. Results of these polls have provided a demographic analysis of the Company's audience as summarized below:

Demographics	***Description***
Gender	76% male, 24% female
Age	67% are financially independent people, age 25 to 44
Education	88% have a higher education diploma
Professional Status	63% are financially sound businessmen or company executives engaged in finance, banking, B2B, hi-tech and telecom industry, commerce and real estate
Personal Income	53% earn $700 to $3,000 per month, 12% earn over $3,000 per month (The average Russian's salary was $208 per month in January of 2004, according to the State Statistics Committee)

Source: polls on www.rbc.ru

Since RBC offers its clients a well defined, affluent target audience, it is able to charge premium rates for its main Portal.

Advertising

RBC's advertising revenues (as shown in the table below) increased by more than 200% over the last three years.

Advertising revenues	***2001***	***2002***	***2003***
Advertising exposure, hits millions	442.4	1693.5	3163.8
Per-view advertising revenue, in $ millions	6.8	9	14.0
Other, in $ millions	2.3	4.8	9.7
Total advertising revenues	9.1	13.8	23.7

Source: RBC

Continued advertising revenue growth is a function of a larger business audience, and sizeable advertising budgets from large corporate clients. This larger audience, in turn, is partly a function of the growing number of Internet users in Russia, and as the economy develops more viewers taking an active interest in business and financial markets. Many new clients emerged in 2003 in the automotive business, banking, real estate and construction, as did producers of luxury goods.

The Company has more than 1,520 advertising clients, including such new ones as Aeroflot, Aquarius, Avtodom, Don-Stroy, Honda, IFD Capital Group, Interros, Konti Group, Megafon, PIO Global, Promsvyazbank, Russia Insurance Company, Samsung, SkyLink, Sovintel, Tatneft, Tinkoff and Troika Dialog.

General news

For a wider mainstream audience other than its main business news audience, RBC employs a separate news team that provides general news topics, i.e., non-financial or business news. This team generates on average 500 to 550 general and specialized news items per day. This news is published in a daily Internet newspaper produced by the Company called "Utro" (the Russian word for 'Morning'), Cnews.ru (an online resource covering the hi-tech world), Autonews.ru (an Internet portal about the automotive market), Turist.ru (a Web site on tourism and travel) and 5ballov.ru (an educational portal for students).

The content covered by the above mentioned resources includes a broad array of topics of interest to Russian-speaking and world business community audiences. Most of the information provided by RBC comes from its own sources, but the Company also has arrangements in place with regional Russian or CIS news agencies to distribute their information. These news resources are important for the Company in order to broaden its audience by attracting new target groups.

Since this news is free, it generates revenue mainly from advertising sales (though Cnews also sells in-house high technology research and analysis). A suitable performance indicator is therefore the size of the audience these portals attract. On a quarterly basis, the number of visits to the RBC's general and specialized news sites increased by 66% from 2.9 million users in the first quarter of 2003 to 4.8 million in the first quarter of 2004, according to the Company's statistics.

RBC TV

Launched in September of 2003, RBC TV is the only Russian business television station. The channel is dedicated solely to business news and analysis and provides 24-hour television coverage of the domestic and international financial markets, seven days a week. The channel's target audience is primarily business people, including banking and finance professionals, top-level management, government employees, economics students and private investors.

The total revenue from RBC TV reached $5.6 million in four months of its operation in 2003, reflecting the successful attempts of the television team in building attractive programming and aggressive marketing of advertising on the newly established channel to the current and new clients of RBC.

RBC TV has news-sharing agreements with CNN and CNBC in place, to complement the Russian content with international general and business news coverage. It also cooperates with Reuters, APTN, NTV (Germany), Deutsche Welle, and leading Russian news agencies. The professionals who have developed RBC TV have previously worked on Russian network television and business media. RBC TV employs more than 40 analysts from banks and financial companies and possesses some of the best equipment and studios. Its signal is beamed through the satellite channels of NTV+ and Kosmos TV, as well as cable television (Comcor-TV, Divo-TV), regional networks and the Internet.

By March 2004, the total coverage of the RBC TV in Russia exceeded 21 million individuals. According to the first research conducted by *Comcon*, a Russian media research group, the weekly audience of the RBC's business channel in Moscow, St. Petersburg and numerous other Russian cities is 1,563,000 individuals. This translates into 5.4% of the total number of Russian television viewers over 18 years old according to *Comcon*. This data is fully in line with international statistics, which state that the business audience of channels such as CNBC and CNN varies from 4 to 10% of the total number of television viewers in countries where they broadcast. The Company's management is satisfied with the results of the first audience research, considering the fact that at the time it was conducted RBC TV was on the air for only 8 months.

According to *Comcon*, 67% of the audience watches the channel on weekends as well. The research shows that business television in Russia enjoys healthy demand and has good prospects. In light of this, the Company sees its goal in increasing RBC TV's signal penetration in Russia's largest cities with a focus on business centers, headquarters of big corporations, hotels and premium class residential areas to enhance the reach of its target audience.

According to *Comcon*, the average time spent watching RBC TV is 157 minutes per viewer per week. Judging by this parameter, RBC TV stands in 4th place after three Russian national television channels.

Breakdown of RBC TV's audience by gender: 50.6% male; 49.4% female.

Breakdown of RBC TV's audience by age: 32.5% between 18 and 30 years old; 39.1% between 31 and 50 years old; 28.4% over 50 years old (the average age of RBC TV viewers is 41 years).

Breakdown of RBC TV's audience by education:

Education	***RBC TV audience, %***	***Russian population, %***
Incomplete secondary education	2.5	8.6
Secondary/specialized secondary education	45.6	54.8
Higher education/incomplete higher education	51.0	36.6
Scientific degree	0.8	0.9

Source: Comcon

In RBC TV's audience, the number of viewers holding executive positions is two times more and the number of unqualified workers is 10 times less than on other channels. In terms of professional status, RBC TV attracts 5 times more financial specialists than other television channels. Also, twice as many people own a car among RBC TV viewers than among average Russians.

RBC TV broadcasts 24 hours a day (18 hours of original broadcasting and 6 hours of repeats). RBC TV uses ticker tapes and multiple screens similar to Bloomberg TV and CNBC to keep the viewer abreast of breaking news while maintaining its regular program grid. It telecasts morning, daytime (mostly analytical) and evening programs (news and daily recap). As expected, the principal advertising interest has come from automotive and telecommunications firms, high technology companies, financial organizations, including banks and insurance companies, as well as real estate and construction firms. About 10% of customers prefer two-year contracts, protecting themselves from anticipated increases in RBC TV advertising rates, while the others usually sign one-year contracts or pay per advertising campaign. Although the business model of RBC TV anticipates that the channel will be financed solely from advertising revenue, program production serves as a supplementary source of income.

By the second quarter of 2004 the Company had entered into agreements relating to RBC TV with various advertisers with an aggregate value which was already more than one-half of RBC TV's revenue target for 2004.

Since its launch, RBC TV has established a meaningful presence in the Russian media world and was recognized as "the main television event of 2003" by the VI Eurasian Television Forum, and was awarded the viewers' prize of Kosmos-TV as the best information programs provider in 2003. In addition, RBC TV received a "Faces-2003" award for innovation and an award of the Association of Russian Banks in recognition of its contribution to the development of banking and financial journalism.

Competition

The Company's media business competes with news agencies, Internet portals, online advertising agencies, and traditional advertising agencies operating in Russia. Each of these competitor categories is discussed below:

News Agencies. RBC is one of the leading information agencies in Russia providing financial information in terms of news items generated per day. Its main competitors are *ITAR-TASS* and *Interfax*. Other significant competitors include *Reuters* and *AK&M*.

RBC has a number of cooperation agreements with the leading news agencies, which is essentially a system of barter settlements for exchanging news items. It also has a broad regional network in Russia that represents a significant competitive advantage compared to *Reuters* and *AKM*. In the business news market, *Reuters* and *Interfax* are the Company's strongest competitors.

Internet Portals and Online Advertising Agencies. Rambler.ru, Yandex.ru and *Mail.ru* are presently the Company's main competitors in the Internet portal and on-line advertising market. These are the three largest Internet portals in Russia in terms of unique viewer audience according to the continuous statistical rating systems *Rambler Top 100*, *SpyLog* and *Mail.ru*. Unlike the Company's portals, these competitors operate "classic portals" aimed at the mass-market. They focus on offering universal services, such as free e-mail, hosting, Internet search engines, catalogues and ratings, dictionaries and encyclopedias, shopping, entertainment and general information. These portals do not provide any specialized information, their audiences are demographically very diverse, and cannot be easily segmented or targeted as a consumer audience.

The Company's target audience wants specific information and additional services that align with their specific interests and needs in the Russian and Russian-language market. This audience wants services that differ from those found at English language sites or more homogeneous regional sites. Realizing this, the Company positions itself in the more expensive segment of the media market and does not directly compete with news portals targeted at the mass market.

Traditional Russian advertising agencies. There are currently over 2,000 advertising agencies operating in Russia, and this number is growing rapidly. At the same time, about half of the advertising expenditure made in Russia is for services rendered by only ten of these companies. Most Russian advertising agencies do not place ads on the Internet, allowing RBC to assume that they are not its direct competitors.

Licensing and regulation

The Company is subject to various laws and governmental regulations including special legislation relating to its mass media and advertising activities. In general, the activities of media and information companies are subject to more extensive regulation in the Russian Federation than would be expected in Western European countries. Laws particularly relevant to the activities of the Company are the following:

- Federal Law on Mass Media;
- Federal Law on Advertising;
- Federal Law on Information, Distribution of Information Technologies (Informatization) and Protection of Information;
- Federal Law on Electronic Digital Signatures;
- Federal Law on Communication;
- Federal Law on Participation in International Data Exchange;
- Federal Law on Copyright and Related Rights; and
- Federal Law on Legal Protection of Computer Programs and Databases.

Numerous government authorities in the Russian Federation are involved in regulating and controlling the Company's activities pursuant to the above mentioned laws. The most relevant are the Ministry of Culture and Mass Media and the Federal Antimonopoly Service.

According to Russian law on mass media (which is expressed to include newspaper, radio or television stations, and Internet news services), entities disseminating information through such media are required among other things to register such media with the Ministry of Culture and Mass Media or its regional branches. The Company has obtained such registrations for all of its principal mass media, including the RosBusinessConsulting News Agency, www.rbc.ru, RBC

News Online, RBC-Daily, RBC TV, the magazine Business on the Internet, and the information agency RBC Center.

None of these registrations would need to be renewed unless there are material changes in the activities of the entities involved or in the entities themselves, which may necessitate amendments. Under certain circumstances, a registration could be revoked by an order of court. Such circumstances include the making of false statements during registration, non-use of the license for one year or more, or if a special media charter has not been adopted by the operator not later than three months after the commencement of broadcasting activities.

Foreign legal entities and individuals, as well as Russian legal entities with foreign participation (if such participation constitutes 50 per cent. or more of their charter capital), are not allowed to engage in certain media activities including mass television broadcasting. Accordingly, the ownership of and the registration process relating to mass media is a fairly politicized matter in Russia.

Advertising through mass media is also subject to state regulation. Publication of any commercial information could be deemed advertising immediately upon its issuance. It is prohibited for mass media to collect payments for any advertising activity conducted in the garb of informational, editorial or other similar activity. Furthermore there are specific restrictions applicable to the advertising of certain products and services including alcohol, tobacco, medical goods, medical services, and other licensed goods and services. In addition, advertising during television programs must not exceed twenty per cent. of the broadcasting time.

Television broadcasting in Russia cannot be conducted without a proper license specifying a broadcast frequency or territory. As a rule, RBC TV programs are televised though technical (cable and/or satellite) facilities of various regional and local operators, who in turn hold television broadcasting licenses. If the operator in question does not have a license due to any reason, it must then be obtained by RBC TV.

RBC TV currently holds five television broadcasting licenses, which cover about 5% of its total broadcasting volume (the remaining 95% is handled under the licenses of the respective broadcast operators). A license for television broadcasting is issued for a term of three to five years, and the licenses held by RBC TV would expire in 2008 and 2009.

Issuance and withdrawal of television broadcasting licenses currently falls within the competence of the Ministry of Culture and Mass Media and its regional branches. In certain cases the licenses are granted through tender. The issuing authority may unilaterally revoke a license prior to its expiration if it is found to have been obtained fraudulently, if the licensee systematically breaches the license conditions or applicable regulations, if it is found to have been unlawfully assigned, if broadcasting activity is not performed for longer than three months, or if the licensee systematically breaches certain intellectual property laws.

By contrast, only a few current laws or regulations directly apply to commercial online services or the Internet. Performance of commercial activities on the Internet is mainly regulated by general civil legislation. As activities on the Internet are of a specific nature, the absence of special regulation gives rise to legal uncertainty. Laws dedicated to electronic commerce are being considered by the Russian state legislature, but have not yet been enacted. Judicial bodies, as a rule, do not have sufficient experience in dealing with Internet commerce and judicial decisions are therefore unpredictable.

However, certain direct rules do apply to the field of domain names. Russian trademark law currently gives priority to trademark rights in the event of a conflict with a domain name, but due to poor drafting of the relevant provision this law is not very effective.

Documents drafted by the Coordination Group of the .ru zone, the Russian Research Institute of Public Network Development (ROSNIIROS) and ANO Regional Network Information Center (RU-CENTER) are recognized as important for the use of and the proprietary rights to domain names. While these bodies attempt to establish some degree of order in the allocation of and access to certain domain names in Russia, the level of protection is still quite low.

As the Company's services are available over the Internet anywhere in the world, multiple jurisdictions may claim that the Company has to qualify to do business as a foreign corporation in each of those jurisdictions. It is possible that state or foreign governments might also attempt to regulate the Company's transmissions of content on the Company's Web site or on the Web sites of others or prosecute the Company for violations of their laws.

Finally, "Ros" is part of the word "Rossia" (Russia) and its use in company names is subject to regulation. The Company has permission from the special Governmental Commission of the Russian Federation to use "Ros" in the name ZAO RosBusinessConsulting. The Company believes that, in accordance with Russian legislation, it is not obliged to pay the special tax payable for such right at the rate of 0.5 per cent. of the Company's sales because it is a mass media company.

The Company's IT Business

Description of the Russian IT Market

According to *IDC*, an independent international IT market researcher, Russia remained one of the few growing IT markets in the world during 2003, with aggregate revenues increasing by 22.7% from $4.92 billion in 2002 to $6.04 billion in 2003. *IDC* estimates that by 2007, the size of the Russian IT market will increase to $10.31 billion, with the biggest growth in segments such as system integration (up 23.4%) and software (up 47.2%). At the same time the market retains its "technical" orientation, as according to *IDC* the share of spending on services and software as percentage of total IT expenditure was 37.6% in 2003 and will continue to outpace growth of the overall IT market. *IDC* also predicts that the share of services and software in 2007 will increase to 50% of the IT market. The new generation of managers that emerged in Russian companies over the last few years prefer to make managerial decisions on the basis of trustworthy and current information, which can be obtained only with the help of the latest management information systems, fuelling demand for corporate information systems.

The Russian federal government actively promotes development in the IT sector and expects the Russian IT market to grow twofold or threefold by 2005 and by five to six times by 2010. The "Electronic Russia" federal program, which has been endorsed through 2010, is a Ministry of Communications program targeted at developing information technologies throughout the country. Its objective is to improve Russian citizens' access to information resources and to increase the level of IT automation in various public and private organizations. As part of this program, state ministries and agencies will move towards 65% paperless document turnover by 2010.

According to *Cnews*, the market for custom-made software measured about $300 million in 2003, growing 30% over 2002, and is expected to reach about $800 million by 2007, maintaining an annual growth of between 25 and 30%. Currently most Russian IT companies are raising the share of value-added IT services, but still make the most money on assembling, importing or distributing computer hardware. While the leading market players make most of their profits on large IT projects for corporate and government sectors, they are shifting their attention to mid-size businesses in one of the strongest IT market trends. Another trend is consolidation: larger players are taking market share from or even acquiring smaller firms to form IT holdings. Foreign companies entering the Russian market will only increase competition and fuel further consolidation.

According to NASSCOM, an independent US-based market researcher, the total revenues generated in the global offshore software and services market was in excess of $7 billion in 2003, of which Russia's share was estimated to be between $300 and 500 million.

RBC therefore intends to increase its presence in the highly profitable offshore programming market. The Company is planning to intensify its marketing efforts in order to increase its portfolio of orders from clients in the CIS, Europe and North America.

Growth dynamics of IT revenue streams in Russia:

IT Sales (in $ billions)	*2001*	*2002*	*2003e*	*Growth %*
System Integration	0.70	0.84	1.01	20%
Software	0.34	0.43	0.58	36%
Customized programming	0.17	0.23	0.30	30%
Total	**1.21**	**1.50**	**1.89**	26%

Source: CNews

In view of the growing Russian IT market, and continuing worldwide demand for high quality software, RBC intends to enhance its IT market standing in Russia and broaden the range of the products and services it provides.

RBC's performance

The Company's total IT revenue grew 8% from $14.8 million in 2002 to $16.0 million in 2003 due to an enhanced contract book, as RBC's strong brand recognition in the business community gave the Company an edge over competitors in gaining IT orders. RBC Soft counts among its clients such prominent names as the Bolshoi Theater, Finnair, Gazprom, GUM, Kazkommerzbank, LUKoil, Metro Cash & Carry, PHILIPS, the Russian Atomic Energy Ministry, the Russian Railways Ministry, the Russian Telecommunications Ministry, the State Customs Committee, Tetra Pak, and Turan-Alem Bank. The Company secured contracts with new clients such as the Permanent Committee of the Russian Belarus Union, the Russian Economic Development and Trade Ministry, the Russian Education Ministry, Mitsubishi Motors and Russia Insurance Company.

The Company's IT division has 260 professional staff and is ISO 9001:2000 certified. It is the official solutions developer and systems integrator for major Russian companies. It is the partner of global IT concerns, including Microsoft, Oracle, Siebel, Thawte, Verisign, i2, Intel, IBM, Documentum and AltaVista.

As part of its partnership with Microsoft, RBC Soft developed the leasing protocol that Microsoft includes in all its programs sold in the Russian market. RBC also developed the Russian version for Siebel and the Russian search technology for AltaVista, is a partner in the Intel e-Business Solution Provider Program (eBSP) and participates in IBM's Partnerworld for Software Program.

At the end of 2003, RBC was ranked 43rd in the Deloitte Touche Tohmatsu 2003 European Technology Fast 500, a ranking of the 500 fastest-growing technology companies in Europe. The Company has achieved a 2,112% average growth over the past five years and moved up twenty-nine places on Fast 500 comparing to 2002. Moreover, last year RBC was recognized as one of the most efficient IT businesses and was ranked 8th in the ranking of Russian IT companies administered by the *Kommersant-Money* economic weekly and *iOne Information Technologies.*

The Company's revenue from general programming increased from $9.1 million in 2002 to $9.4 million in 2003, 3% up from last year. The growth in this segment could have been higher if the implementation of several already signed IT contracts had not been postponed to 2004 by state organizations due to the Russian elections.

Offshore programming registered a 32% increase in revenues from $3.4 million in 2002 to $4.5 million in 2003, as healthy demand for business automation software came from clients based in CIS countries, Australia and the USA. In response to the increasing IT needs of Kazakh companies, RBC and one of the major Kazakh banks, Kazkommertsbank, signed an agreement on strategic partnership to promote information technologies and IT project expertise in the country.

Revenue from systems integration decreased by 8% to $2.1 million in 2003. The Company considers it a non-core business due to generally low margins of systems integration contracts as compared to RBC's overall margin. This branch is mainly driven by clients' desire to use RBC as a provider of a complete portfolio of services. The company's policy is to make system integration commitments in the event they bring additional IT opportunities in relations with a client.

Growth dynamics of system integration, software and costomized programming segments in Russia:

IT Sales (in $ millions)	*2001*	*2002*	*2003*
Programming, Turnkey Solutions and R&D	4.6	9.1	9.4
Offshore programming (foreign clients)	1.9	3.4	4.5
System Integration & IT Consulting	1.9	2.3	2.1
Total	**8.4**	**13.7**	**16.0**

Source: RBC

Competition

According to *IDC* estimates, the total current size of the Russian IT market is about $5 billion and had grown by 20% in 2003 alone. This market, however, is not transparent, as large players are unwilling to disclose information about their revenues and data on small companies is unavailable. About half of the Russian IT contracts are placed with small firms or performed by private persons who do not disclose their revenue from IT services. According to *CNews*, the share of the top twenty players in the total turnover of 100 Russian IT companies in 2002 was 68.9%, and is expected to grow further.

The Company's competitors in the IT services market can be split into two categories: system integrators and software developers. Because of its competitive advantage and media business synergy, the Company is one of the leaders in the relevant market segments and continues to strengthen its positions, growing faster than the overall market.

The Company does not compete with hardware firms and telecommunication firms because this market is not a high priority for RBC due to its low margins. The Company provides equipment only if its clients want to use RBC as a "one-stop shop" for a complete range of services.

System integrators. The companies operating in this segment implement ready-made IT solutions, integrate applications, and perform complex IT projects. Among major players are *TechnoServ A/SC*, *IBS*, and *NII Voskhod.*

New federal IT programs, such as Electronic Russia, as well as similar regional programs and increased IT budgets at the largest corporations (thanks to good macroeconomic environment) fuel further growth in this sector. The sector is gradually becoming more competitive and open, thus weakening the positions of the aforementioned companies, and helping RBC's competitive position as the open and transparent provider with extensive expertise in the sector.

Software developers. The firms in this segment develop and implement software applications. At present RBC's main competitors include *1C*, *Parus*, *Galaktika*, *Diasoft*, and the Russian representative office of *Microsoft.* All of these are highly specialized and focus on specific products (*1C*, *Parus*, *Galaktika* – Russian ERP systems, *Diasoft* – banking software), while *Microsoft* only sells licenses for implementation to third parties. By contrast, RBC has a large portfolio of proprietary products, ranging from ERP systems to financial systems, and is better suited to satisfy the clients' needs. The wide range of the Company's products provides for good growth potential and stability of revenues, while competitors suffer from increased pressure from Western leaders, such as *SAP* and *Oracle.*

RBC also exports software produced on orders of foreign companies (offshore programming). The Company believes that its main competitors in this segment include the largest Western developers like *IBM, Hewlett-Packard*, *Oracle*, and *SAP.* RBC offers similar products in terms of quality and content, but its lower costs allow it to maintain high margins while offering pricing flexibility. Moreover, RBC's extensive marketing capabilities in Russia help RBC to hold its own against the large Western software companies.

Licensing and regulation

At present, licenses are required for the following activities in the field of information services and software development:

- development and production of cryptographic means and other means to protect information and telecommunication systems; maintenance of such means; providing services related to cryptography;
- issuing certificates and providing services related to the use of electronic digital signatures and the confirmation of authenticity of electronic digital signatures; and
- reproduction (copying) of audiovisual works and phonograms.

Pursuant to the Federal Law on Communications, licenses are required for certain activities of individuals and legal entities related to the provision of communications services (including services on transmission of data and electronic media). Pursuant to the Federal Law on Information, Distribution of Information Technologies (Informatization) and Protection of Information, information systems, databases and data banks intended for providing information services to individuals and organizations need to be certified. The Company has not yet obtained any such certificate.

HOLDING STRUCTURE

RBC's ultimate holding company was incorporated on August 18, 2000 as a Russian open joint stock company called OAO Netrus Holding and registered in the register of the Moscow Registration Chamber under number 002.010.991. OAO Netrus Holding was renamed OAO RBC Information Systems on September 13, 2001 and re-registered as such on September 24, 2001. On October 31, 2002 OAO RBC Information Systems was entered into the unified state registry of legal entities at Inspectorate No. 36 of the Ministry of the Russian Federation for Taxes and Levies in the Southwestern Administrative District of Moscow under the main state registration number 1027700381851.

The following chart sets forth the current corporate structure of the Company and its subsidiaries. OAO RBC Information Systems is presently the ultimate holding company and directly or indirectly wholly owns each of its subsidiary entities shown in the organization chart below. The chart also includes details of the Company's joint venture interests.

RBC Holding Structure



OAO RBC Information Systems
ZAO RosBusinessConsulting
100 %
RBC Information Systems (Europe) N.V
100 %
RBC Investments (Cyprus) Limited
100 %
ZAO SC Garant
100 %
ZAO RBC Soft
100 %
ZAO RBC Holding
100 %
OOO RBC Center
100 %
OOO RBC Reklama
100 %
OOO RBC Publishing
100 %
ZAO RBC TV
100 %
OOO RBC-TV Production (1)
99 %
OOO RBC Software Product
99 %
1 %
ZAO RBC Engineering
99 %
1 %
Menon R.
50 %
OOO Roverst
50 %
OOO Art Systems (2)
99 %
Podstreshnyi A.
50 %
OOO Telli
50 %
Polei-Dobronravov V.
40 %
OOO Merkot
60 %
Yakimenko A.
Semakin Al.
Semakin An.
10 %
15 %
15 %
OOO Niken
60 %
Komarov V.
49 %
OOO RBC Pro
51 %
OOO All for PC Center
50 %
OOO PC Home
50 %

(1) The remaining 1% of shares in OOO RBC-TV Production are held by OAO RBC Information Systems.

(2) The remaining 1% of shares in OOO Art Systems are held by OOO RBC Reklama.

Key information about and the business activities of each of the aforementioned subsidiaries are described below:

ZAO RosBusinessConsulting, a Russian closed joint stock company, was incorporated in 1993, and has at all times remained an operating company. This subsidiary conducts the Company's core information agency business.

ZAO RBC Soft, a Russian closed joint stock company, was incorporated in 2001. It conducts all of the Company's software development activities.

OOO RBC Center, a Russian limited liability company, was incorporated in 1998. This company carries out system integration projects for government agencies and is used to bid on behalf of the Company in various tenders.

ZAO RBC Holding, a Russian closed joint stock company, was incorporated in 2000. It functions as the holding company for the Company's joint venture interests or other equity participations, as described in the "Joint Ventures" section beginning on page 67.

ZAO RBC TV, a Russian closed joint stock company, was incorporated in 2002. This company holds and manages RBC's business television project.

OOO RBC Publishing, a Russian limited liability company, was incorporated in 2003, to sell advertising for the Company.

OOO RBC Reklama, a Russian limited liability company, was incorporated in 2003, to promote RBC's advertising capabilities.

OOO ART Systems , a Russian limited liability company, was acquired in 2004, to carry out RBC's advertising activities.

ZAO SC Garant, a Russian closed joint stock company, was incorporated in 1997, and is currently dormant.

RBC Information Systems (Europe) N.V. was incorporated in the Netherlands in 2002 to develop and sell software, informational and telecommunications products.

RBC Investments (Cyprus) Limited, a Cyprus limited liability company, was acquired in 2003. *RBC Investments (Cyprus) Limited* is used for the Company's relations with foreign clients. It also acts as a finance vehicle for the Company and among other things has been issuer of notes convertible into the shares of OAO RBC Information Systems. The Company acquired this entity from its previous owner, Marcuard (Eastern) Limited, in 2003, in order to increase RBC's transparency and provide more comfort to its shareholders.

The table below summarizes some data about RBC's principal subsidiaries:

Name	*Date and Registering Authority*	*Company Number*	*Registered Office*
ZAO RosBusinessConsulting	July 14, 1993, Moscow Registration Chamber	1027700316159	Profsoyuznaya St., 78, Moscow
ZAO RBC Soft	January 18, 2001, Moscow Registration Chamber	1027700201341	Leninskiy Prospekt, 75/9, Moscow
OOO RBC Center	February 10, 1998, Moscow Registration Chamber	1027739032628	Sadovaya-Chernograzkaya, 3B, Bldg 1, Moscow
ZAO RBC Holding	December 19, 2000, Moscow Registration Chamber	1027700201396	Leninskiy Prospekt, 75/9, Moscow
OOO RBC Publishing	December 15, 2003, Altai local authorities	1030400772522	Choros-Gurkina St., 29, Gorno-Altaisk
ZAO RBC TV	June 7, 2002, Moscow Registration Chamber	1027700202683	Leninskiy Prospekt, 75/9, Moscow
RBC Information Systems (Europe) N.V.	October 22, 2002, Central Gelderland Chamber of Commerce, Netherlands	09130040	Schelmseweg 1, 6861 WP Oosterbeek
OOO RBC Reklama	October 21, 2003, IMNS No. 36 Southern Administrative District of Moscow	1037736029539	Leninskiy Prospekt, 75/9, Moscow
OOO RBC TV Production	February 22, 2001, Moscow Registration Chamber	1030400763062	Kommunisticheskiy Prospect, 68, Gorno-Altaisk, Altai Republic 649000
ZAO RBC Engineering	February 22, 2001, Moscow Registration Chamber	1027700210042	Leninskiy Prospekt, 75/9, Moscow
OOO RBC Software Product	August 26, 2002, Tax Authority of the Moscow District, St. Petersburg	1027804851007	Krasnoputilovskaya Street, 96, letter A, Suite 1-H, St. Petersburg
RBC Investments (Cyprus) Limited	November 1, 2001, Registrar of Companies, Cyprus	HE124979	10 Mnasiadou St. Elma House 1065 Nicosia Cyprus

JOINT VENTURES

The Company participates in joint ventures where it is necessary to consider the needs of its customers and the requirements of specific transactions. It is the Company's policy to hold a minimum of 50% ownership in a joint venture that bears the RBC name. In addition, the Company insists on having the ability to influence material business decisions in all joint venture arrangements that it enters into. The Company, through its subsidiary RBC Holding, has the following joint venture interests or other equity participations:

Name	*Date and Registering Authority*	*Company Number*	*Registered Office*	*% Held*
OOO RBC-Pro	March 13, 2001, Moscow Registration Chamber	1027700211703	Leninskiy Prospekt 75/9, Moscow	51
OOO Telli	November 3, 1999, Moscow Registration Chamber	1027700418602	Blagoveschenskiy Pereulok 10, Moscow	50
OOO Merkot	April 12, 2000, Moscow Registration Chamber	1027700405028	Gaivoronskiy Proezd 20, Bldg. 1, Moscow	60
OOO Niken	April 12, 2000, Moscow Registration Chamber	1037722016221	Gaivoronskiy Proezd 20, Bldg. 1, Moscow	60
OOO PC Home	September 29, 2000, Moscow Registration Chamber	1027700211648	Tashkentskaya Str., 24, Bldg. 1, Block 1, Moscow 109472	50

Through its subsidiary OOO RBC Center the Company holds a participation interest in OOO Roverst to the following effect:

Name	*Date and Registering Authority*	*Company Number*	*Registered Office*	*% Held*
OOO Roverst	February 22, 2001, Moscow Registration Chamber	1027718005930	Otkrytoe Shosse, 17, building 1, Moscow	50

The rationale for entering into most of these joint ventures, which are nominal in size, is to hold the Company's interests in a diverse set of projects and to develop them further. It should be noted that overall income from these projects accounted for less than 1% of the Company's gross revenues in 2003.

OOO RBC-Pro is a joint venture relating to the creation of a travel section on the Company's Web site. The Company owns 51% of the joint venture. A private individual, Mr. Komarov, who paid the Company for IT development of the online travel section and financed the creation of the joint venture, owns 49%. The joint venture is returning a modest profit and the Company believes it has further potential.

OOO Telli is a joint venture held equally by the Company and a private individual, Mr. A. Podstreshniy. The joint venture is currently dormant.

OOO Merkot is a joint venture in which the Company holds a 60% interest, with the remaining 40% held by a private individual, Mr. Poley-Dobronravov. Merkot owns one of Russia's two largest banner exchanges as well as the Web forum (www.webforum.ru) Internet resource. Merkot is currently operating on a break-even basis. The Company does, however, sell advertising on the site, which generates roughly $250,000 in annual profits for the Company.

OOO Niken is a joint venture in which the Company holds a 60% interest. Niken owns a popular e-mail server called 'Hotbox' (www.hotbox.ru). The joint venture is currently operating on a break-even basis, and while it currently generates revenues through advertising charges only, RBC is also considering charging users a subscription fee. The Company considers Niken to be of strategic importance as forming a platform from which both corporate and individual e-mail services can be sold.

OOO PC Home is a joint venture with OOO "Vse dlya PK Center" for the online sale of computers and office supplies via the "Vse dlya PK" Web site. It is currently dormant.

OOO Roverst is a joint venture between RBC and an Indian national Raji Menon. It is currently dormant.

PRINCIPAL AND SELLING SHAREHOLDERS

The following table sets forth information regarding the beneficial ownership of the Company's ordinary shares as of May 25, 2004, and as adjusted to reflect the sale of shares sold in the offering as well as the related capital increase, of all of the Company's shareholders who beneficially own more than five per cent. of the Company's outstanding shares and each of the Company's shareholders that are selling shares in the offering.

Name of Beneficial Owner	Number of Shares	Number of Shares being Offered	Number of Shares Owned after Offering and Capital Increase	Percentage of Shares Outstanding	
				Before Offering	After Offering and Capital Increase*)
German Kaplun.........	23,787,689	3,606,000	23,787,689	23.79%	20.69%
Alexander Morgulchik....	23,887,689	3,621,000	23,887,689	23.89%	20.77%
Dmitry Belik............	23,787,689	3,621,000	23,787,689	23.79%	20.69%
Sergei Lukin............	1,021,045	156,000	1,021,045	1.02%	0.89%
Oleg Diatlov............	1,021,045	156,000	1,021,045	1.02%	0.89%
Total.................	73,505,157	11,160,000	73,505,157	73.51%	63.93%

*) Assuming that all 15,000,000 shares comprising the capital increase will be subscribed. See "Risk Factors- Requirements of Russian law applicable to the 15,000,000 new shares comprising the Company's capital increase disallow immediate trading of these shares and may in certain circumstances cause such capital increase to be in invalidated" beginning on page 31.

The Company's five principal shareholders, German Kaplun, Alexander Morgulchik, Dmitry Belik, Sergei Lukin and Oleg Diatlov have historically cooperated in exercising control of the Company and in this regard have always voted as a block. While there is no formal arrangement between these individuals relating to the voting of the Company's shares held by them, it is expected that they will continue to vote as a block. See "Risk Factors–Risks Relating to the Company's Shares and the Trading Market for these Shares–The executive officers of the Company will continue to exercise control" beginning on page 32.

MANAGEMENT

The Company has a twelve-member board of directors and a general director. The general director and the top management (who are named below) have day-to-day operational control of the Company's business. The board of directors determines matters of strategic importance and oversees the implementation of this strategy by the Company's management. The board of directors has also appointed a Compensation Committee that determines the compensation of top management and an Audit and Compliance Committee that oversees both the Company's accounting and financial reporting practices, and its compliance with law and regulatory requirements. The board of directors meets at least four times a year. Five foreign nationals sit on the board, lending additional expertise to the Company.

The Company's management set-up reflects its two divisional structures, namely media and IT. Artyom Inyutin manages the media division and ZAO RBC TV and Alexei Kuzovkin manages the IT division. Each of these department heads reports to Yuri Rovensky, the General Director, who in turn reports to German Kaplun, Chairman of the Board of Directors of the Company. Alexander Morgulchik, Vice-Chairman for Business Strategy and Development, Dmitry Belik, Chief Financial Officer, and Mr. Kaplun collectively oversee all operations of the Company.

RBC's key management personnel are also named below, followed by chart setting out the Company's organizational structure. Further details of management are provided in their respective curriculum vitae presented below.

Name	Position
Board of Directors	
German Kaplun	Chairman of the Board
Alexander Morgulchik	Member of the Board and Vice-Chairman
Dmitry Belik	Member of the Board, Vice-Chairman and Chief Financial Officer
Givi Topchishvili	Member of the Board
Sergei Lukin	Member of the Board
Oleg Diatlov	Member of the Board
Ekaterina Lebedeva	Member of the Board
Leonid Khazan	Member of the Board
Hans-Joerg Rudloff	Member of the Board
Neil Osborn	Member of the Board
Michael Hammond	Member of the Board
Yuri Mostovoy	Member of the Board
Executive Body	
Yuri Rovensky	General Director
Senior Management	
Artyom Inyutin	Director, Media Division & RBC TV
Alexei Kuzovkin	Director, IT Division
Ekaterina Lebedeva	Chief Administrative Officer
Leonid Khazan	Director, Marketing and Communications
Maxim Filamofitsky	Chief Technology Officer
Yevgeny Revzin	Chief Editor of RBC information agency
Mikhail Yermolaev	Chief Editor, RBC TV
Konstantin Kolpakov	Head of Financial and Stock Market Information, RBC TV
Gennadiy Ostashchenko	Technical Director, RBC TV

Management Curriculum Vitae

Members of the Board of Directors

German Kaplun is the Chairman of the Company's Board of Directors. Mr. Kaplun began his career in software consulting and had previously held the position of Director of Banking Technology in a Moscow-based software development company. Before concentrating solely on RBC in 1998, he was the co-founder, co-owner and co-Chairman of the Board of Makprombank.

At present he holds a participation interest in a real estate business. Education: Ph.D. in Economics from the Russian Economic Academy.

Alexander Morgulchik is the Company's Vice-Chairman for Business Strategy and Development. Mr. Morgulchik has had previous work experience in accounting and banking, and has participated in a number of commercial ventures, including a small bank, a computer hardware/software business and a real estate venture. He is still a partner in a real estate firm. Education: Ph.D. in Economics from the Russian Economic Academy.

Dmitry Belik is a Vice-Chairman and also the Company's Chief Financial Officer. Mr. Belik has been a partner in other ventures along with Mr. Kaplun and Mr. Morgulchik, and is still a partner in a real estate firm. Education: Ph.D. in Economics from the Russian Economic Academy.

Givi Topchishvili has more than 20 years of leadership experience in building global brands and guiding mid-tier and top-tier international companies. His strategic approach to building a business is reflected in his achievements as a founder of Global Advertising Strategies, a New York-based marketing and advertising company. Education: Master's Degree in Solid State Physics and a Doctorate Program in Physical Chemistry.

Sergey Lukin has since 1991 held management positions at Russian system integration firms in the oil and gas and in the banking sector. He began his career at Aeroflot in 1987. Education: graduate business education.

Oleg Diatlov began his career with one of the major system integrators in Western Siberia, and has held management positions at a number of system integration companies since 1989. Education: graduate business education.

Leonid Khazan joined the Company in 1998, prior to which he held a management position at the Moscow Bank of Science and Techniques Development where he was responsible for information processing. Education: Undergraduate degree in Managerial Economics from Moscow External Humanitarian University.

Ekaterina Lebedeva is the First Deputy of the General Director of the Company, and General Director of each of ZAO "RBC Holding" and ZAO "RBC Engineering". Ms. Lebedeva held management positions at the Moscow Bank of Science and Techniques Development prior to joining the Company in 1999. Education: Ph.D. in Economics from Moscow Technological Institute.

Hans-Joerg Rudloff has held the position of Executive Chairman of Barclays Capital since August 1998. Prior to that, he was Chairman and partner in a family firm, MC BBL Securities. Mr. Rudloff served as Chairman and CEO of Credit Suisse First Boston from 1980 to 1994.

Michael Hammond is a Partner at City Capital Corporation Limited and recently held the position of Managing Director at ABN-AMRO Rothschild. Prior to that, he held executive director positions at Flemings, UBS Warburg and Swiss Bank Corporation. Mr. Hammond began his career at Credit Suisse First Boston in 1982 and has held various senior syndicate/capital market management positions in New York, Tokyo and London.

Neil Osborn is the Managing Director of Euromoney Publications, where he has worked since 1983. Prior to that he was editor of Institutional Investor magazine in New York.

Yuri Mostovoy was until recently the Global Head of Quantitative Fixed Income Research Group at Barclays Capital. Before this, Mr. Mostovoy worked for Lehman Brothers and held a Vice President position at Citibank in New York. Currently he is the President of his own company Interval LLC, which is engaged in the development of advanced investment portfolio management systems.

General Director

Yuri Rovensky has been the Company's General Director since 2000. Prior to that, he worked for the State Investment Corporation of Russia as a Counselor to the Chairman. Other relevant work experience includes positions at the Russian Union of Businessmen and Entrepreneurs and the World Bank's mission in Moscow. He also has an academic background, having held the position

of Vice Chancellor of the Russian Economic Academy for 7 years. Education: Ph.D. in Economics from the Moscow State University, with additional coursework in Marketing and Financial Analysis at the Harvard Business School and at Groningen University (Netherlands).

Top management

Artyom Inyutin – Director of the Media Business and General Director of ZAO RBC TV, ZAO RosBusinessConsulting and OOO ROVERST. Mr. Inyutin has been in charge of the Media business since 1997. He was also appointed the head of the ZAO RBC TV in 2003. He held the position of Chief Administrative Officer of RosBusinessConsulting from 1994 to 1997. Prior to joining the Company, Mr. Inyutin was the development team leader at a Russian scientific institute where he was responsible for managing database software development. He also worked at an advertising agency as an account manager. Education: Moscow Technical University, Russian Finance Academy.

Alexei Kuzovkin – General Director of ZAO RBC SOFT, Vice-President for Informational Technologies of OAO "RBC Information Systems" and Director of the IT business. Mr. Kuzovkin started his career with the Company in 1993 as a software engineer and advanced to Chief Technology Officer. He was appointed to his current position of IT Business Director in 1999. Education: Moscow Energy University.

Maxim Filamofitsky – Deputy of the General Director for informational policy of ZAO RosBusinessConsulting and Chief Technology Officer. Mr. Filamofitsky was in charge of the RBC database department from 1998 to 1999. He began his career at the Scientific Research Computing Center of Moscow State University, where he specialized in high performance computing and cluster solutions. In 1997, Mr. Filamofitsky joined Advanced Chemistry Development Inc., Canada, as a Chief Specialist. Education: Honors degree in Computer Science from Moscow State University.

Yevgeny Revzin – Chief Editor of RosBusinessConsulting information agency. Mr. Revzin joined RBC as Deputy Editor-in-Chief in 2000. He began his career at the *Darin* magazine, where he worked as Deputy Editor-in-Chief in 1995. In 1998, Mr. Revzin joined the information department of *Vesti* as a news commentator at RTR television. Education: Honors degree from Moscow State University.

Mikhail Yermolayev – ZAO RBC TV Chief Editor. Mr. Yermolayev was Deputy Chief Editor of the REN TV news service. He acted as REN TV's New York correspondent and in 2002 was host of the TV talk show 'Govorite'. Between September 1998 and October 2000 he acted as anchor for the 'Vesti' news programme for the Russian National TV and Radio broadcasting Company (VGTRK). Mr. Yermolayev comes from a journalistic background, has extensive experience in publishing and is the author of books and articles on philology, literature and culture.

Konstantin Kolpakov – Head of RBC TV's Financial and Stock Market Information Department. Mr. Kolpakov is the Chief Journalist in charge of delivering financial and market information to the new channel. Mr. Kolpakov gained experience as a news reporter specializing in international news at the REN TV Company between 2001 and 2003. Prior to that, Mr. Kolpakov has held a number of positions in finance publishing and the media.

Gennadiy Ostashchenko – Technical Director, ZAO RBC TV. Mr. Ostashchenko joined RBC in September 2002. Between 2000 and 2002 Mr. Ostashchenko was Deputy Technical Director at the National Information Agency TV news service. Between 1998 and 2000 Mr. Ostashchenko worked as head of the technical department at ROS-TS-Media Holding. Between 1993 and 1998 he was chief engineer at the Moscow Independent Broadcasting Corporation (TV-6 Moscow).

Organizational Structure

The Company's organizational structure is as follows:



Board of Directors
Vice Chairman Alexander Morgulchik
Chairman & CEO German Kaplun
CFO Dmitry Belik
General Director Yuri Rovensky
Media Business & RBC TV Director Artyom Inyutin
IT Business Director Alexey Kuzovkin
RBC TV
News Agency
Research & Analytics
Information Sales Department
Editorial staff of RBC Daily, Utro.ru, Cnews.ru, Autonews.ru
Financial & Stock Market Information
News Department
Program Production Department
Distribution Department
Technical Department
Internet Advertising
TV Advertising
Media planning & Corporate clients Department
Marketing Communications
Conference Department
Media Relations Department
HR Department
Administration & Maintenance Department
Associated Offices: St. Petersburg New York
Software Department
Corporate Solutions Department
Government Liaison Department
Internet Projects Department
Internal Solutions Department
Sales & Marketing
Quality Control
Accounting Department
Legal Department
Investor Relations
Financial Planning & Control

RBC TV is the Company's largest structural unit with more than 550 full-time employees, including journalists, analysts, editors and presenters, who produce over 50 general and market news breaks a day and some 20 television programs. The channel's 24-hour a day broadcast schedule requires three full shifts with a total of more than 200 technical staff members, including cameramen, soundmen and lighting specialists.

The Company's media business (excluding RBC TV) has more than 350 full-time employees, including nearly 250 reporters, proofreaders, commentators and editors, who mainly work on financial news and business information topics for the RosBusinessConsulting information agency.

The management ensured the usage of synergies between the TV channel and the information agency, with each sharing its content-producing resources with the other to report news both on the Internet and television. In addition to full-time news staff, the Company employs the services of stringers, or free-lance journalists, many of whom submit news items from various regions in Russia. This, as well as cooperation agreements with such international news providers as CNN, CNBC, Bloomberg, APTN and Reuters, allows the Company to save costs, as there is no need to establish its own news bureaus in Russian regions and abroad.

The advertising staff and information sales staff are also part of the media business. The Company believes that a strong sales staff is key for being successful in selling to premium target audiences.

The Company also has a large IT business, with a staff consisting of over 260 employees. The overwhelming majority of the IT staff consists of software developers, R&D personnel, Internet technology specialists and various technical and support personnel. In addition to IT products and services, the IT staff also develops and maintains the Company's Internet resources and television channel.

The administrative department, including executive management, accounting and finance, public relations, human resources and legal staff (excluding middle management), represents about 7% of the Company's workforce.

Current staffing information by department as of April 30, 2004 is shown in the following table:

Staffing	Headcount
Media Staff	
Journalists and analysts	248
Information and advertising sales staff	75
Top management	8
Others	27
Total Media Staff	**358**
IT Staff	
Programmers and project managers	206
Sales department	28
Top management	7
Others	19
Total IT Staff	**260**
TV Staff	
Journalists, analysts, presenters	297
Technical staff	221
Top management	7
Others	34
Total TV Staff	**559**
Executive management	15
Finance and legal departments	47
Support personnel	18
TOTAL	**1,257**

From time to time the Company outsources the services of various groups of specialists and companies for the execution of specific contracts and projects. Such outsourced labor arrangements usually enable the Company to lower the costs of work and carry out some projects more efficiently.

PREMISES AND REAL ESTATE

Ownership

The Company owns no real estate.

Location of the Company

OAO RBC Information Systems has its legal address at 75/9 Leninsky Prospect, Moscow 119261, Russia. According to the Company's agreement with the owner of the premises, Production Cooperative "Orgtechnica", the Company has no property rights to the premises located at this address, and can only use these premises to organize a workplace for its management and document storage.

Similar agreements have been entered into by Production Cooperative "Orgtechnica" and ZAO RBC TV and a number of the Company's other subsidiaries.

Lease Agreements

On July 17, 2000 OOO RBC Center entered into a lease agreement with the Russian Automation Research Institute. This agreement has a fixed term and expires on December 31, 2005, providing for the tenancy of the fourth floor (686.6 sq. m) of a building located at 78 Profsoyuznaya St., Moscow, 117393. On January 9, 2002, ZAO RosBusinessConsulting entered into another fixed term tenancy agreement with the same lessor. This agreement expires on December 31, 2006 and stipulates similar terms and conditions of renting floors one, two and five (1,406.5 sq. m) in the same building. On October 27, 2003, ZAO RBC-TV also signed a fixed term tenancy agreement with Russian Automation Research Institute that expires on December 31, 2007 and stipulates similar terms and conditions of renting offices located on floors one, two, three and four (815.7 sq. m) in the same building. All lease agreements provide for the right of the lessor, a state entity, to review the terms and conditions of the agreements should central rental rates or the lessee's main business change. All the agreements have been registered with the state registrar.

INTELLECTUAL PROPERTY

The Company has registered its *RBC* logo in Cyrillic characters with the Russian Agency for Patents and Trademarks under registration number 211042. This registration is valid until June 2, 2010 and covers a variety of goods and services that fall in classes 16 (printed matters), 35 (advertising and business management services), 36 (financial affairs), 41 (publication) and 42 (editing and publishing services, consulting, acquisition of goods and other related matters) of the International Classification of Goods and Services. In view of the establishment and ongoing operations of RBC TV, the Company has filed a request for this logo to be additionally registered in classes 35 (advertising and business management services), 38 (telecommunication and news matters), 41 (education, training and services in the television sphere).

The Company also holds registered trademark number 206849 in respect of a logo containing the word *Informer* in Cyrillic characters) This registration is valid until October 29, 2009 and covers a variety of goods and services that fall in the same classes that currently apply to the above mentioned *RBC* trademark.

The Company has signed a trademark assignment agreement with Crosby Group Corp. regarding trademark 252518 (word trademark *Companiya Goda* in Cyrillic characters) covering a variety of goods and services that fall in classes 35 (advertising and business management services), 41 (organizing conferences, competitions, presentations and publications (except advertising materials)), 42 (consultations which are not connected with business operations and organizing meetings on a number of subjects) of the International Classification of Goods and Services. However, this trademark will only become valid once it is registered with Russian patent authorities, which is still awaited.

Furthermore, the Company has entered into a number of short-term agreements (with terms of between one and two years) that grant rights to use a range of information material from major television news agencies in broadcasts. Counterparties to these agreements include:

- Business News (Europe) Limited Partnership (CNBC);
- Associated Press Television News Limited (APTN);
- Turner Broadcasting System Europe Limited (CNN);
- Reuters Television Limited (REUTERS); and
- Bloomberg.

The Company has also entered into license agreements with A.V. Zhdanov, an author, in respect of his works "Persona Goda" and "Companiya Goda"). These agreements grant to the Company the non-exclusive right (for a period of ten years expiring in September 2008) to reproduce and distribute these works in the form of books. However, since these agreements do not specify the amount of remuneration for the author, they may be held void under applicable law unless additional agreements covering such remuneration are concluded.

ZAO RBC-TV has in place a license agreement with the Russian Copyright Society, valid until December 31, 2004, regarding the broadcasting of works managed by the latter.

The Company holds no registered patents.

LITIGATION

The Company is currently not involved in any litigation that could have a material adverse effect on its business, financial performance or results of operations in case of an unfavorable court ruling. Moreover, the Company has no knowledge of any pending or imminent significant legal disputes. The Company has in the past been involved in several court proceedings dealing with business-related disputes, but the damages claimed in these suits were negligible.

The Company has recently been sued for honor, dignity and business reputation damages following publication of several articles on the Internet sites owned by the Company. The Company won most of these lawsuits, and in the several that it lost, it was obliged to publish formal denials. One case was resolved through an out-of-court settlement.

Under Russian legislation, means of legal redress against defamation include a publication of formal denial and compensation of real and moral damages. According to the information at the Company's disposal, in at least one case against a Russian newspaper have significant damages and moral compensation been awarded. However, since the Company's portals publish news that is global in scope, the Company may be sued for libel in other countries as well. Means of legal redress in foreign countries may be broader in scope compared to the Russian Federation.

SHARE OPTION PROGRAMS

The Company plans to create a share option program for its top management, as described below. Details of this program have not yet been finalized. RBC intends to offer its top managers options to the following amounts of shares:

Yuri Rovensky	General Director	420,000
Artyom Inyutin	Director of the Media business	420,000
Alexei Kuzovkin	Director of the IT business	420,000

In July 2002, the compensation committee of the Company's board of directors decided to set up a separate option program for board members. Under this program, performance assessment of each such member will be made within a 3-year period, with the following maximum number of shares allocated for each of set out as follows:

German Kaplun	500,000
Alexander Morgulchik	500,000
Dmitry Belik	500,000
Sergei Lukin	250,000
Oleg Diatlov	250,000
Yuri Mostovoy	250,000
Givi Topchishvili	250,000
Hans-Joerg Rudloff	250,000
Neil Osborn	250,000
Michael Hammond	250,000

The total number of shares reserved for the share option program for board members amounts to approximately 3% of the Company's total issued shares, exercised at 130% of the $0.83 per share price at which the Company's ordinary shares were initially offered to the public in April 2002. The options shall be realized within a 3-year period from July 2002.

At present the Company does not have a share option program for middle management and key employees. The board of directors is considering different versions of such a program. After introduction of this program the total number of shares reserved for share option programs may reach up to 5%.

The legal status of the Company's internally approved or proposed share option programs under Russian law is currently unclear as the Company has not as yet taken any formal steps towards the state registration of the same.

SIGNIFICANT TRANSACTIONS

During the last three years, the Company has concluded a significant number of transactions in the ordinary course of business. This section discusses only those transactions concluded within this period that the management of the Company believes are beyond the scope of its ordinary course of business and which either impose material obligations on the Company or grant it rights that are of material importance to its business, or both. Investors should also review the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section beginning on page 47, which describes other transactions that are significant to the Company's business.

The Company's Convertible Loan Notes

In December 2001, the Company entered into a structured loan arrangement with RBC Cyprus, whereby the latter issued guaranteed participating convertible notes in the aggregate principal amount of $5,000,000 and due on December 17, 2004. The net proceeds of these notes were loaned to the Company. The notes were convertible into ordinary shares of the Company in certain circumstances, and the conversion price of the notes was to equal the $0.83 per share price at which the Company's ordinary shares were initially offered to the public in April 2002, less a 10 per cent. discount.

By the end of 2003, all the noteholders had exercised their rights to convert the notes into the Company's ordinary shares, and RBC Cyprus had procured the delivery to these noteholders of 6,693,436 such shares after acquiring them from the Company's principal shareholders (at the conversion price of approximately $0.75 or RUR 23.27 per share) for a deferred aggregate consideration of $5 million, payable by December 17, 2004. This date is also the final repayment date of the $5 million loan extended by RBC Cyprus to the Company at the time of issuance of the convertible notes.

Consequently, the Company believes that RBC Cyprus's repayment obligation to the noteholders stands discharged, but it now owes $5 million to the Company's principal shareholders which it intends to repay in full from the proceeds from the Company's loan repayment on December 17, 2004. The obligation to deliver the Company's shares to noteholders was fulfilled through shares acquired from the Company's principal shareholders instead of through new shares issued in a capital increase because the latter would have been subject to numerous restrictions imposed by Russian law and would have prevented timely and proper fulfillment of such obligation.

RBC Cyprus was a finance vehicle not affiliated with the Company at the time of issuance of the notes, but became an indirect wholly-owned subsidiary of the Company in February 2003, when RBC Information Systems (Europe) N.V., a Dutch subsidiary of the Company, acquired all of RBC Cyprus's share capital.

The Company's bonds

Summary

On February 19, 2003, the Company and ZAO RBC TV entered into a structured loan arrangement with RBC Finance, whereby the latter issued guaranteed bonds due February 1, 2006, with an annual interest rate of 15%. The bonds were issued in two series, denominated in euros and in dollars, bear interest, grant holders a right to acquire free of charge ordinary shares in the Company, contain an option to be converted into ordinary shares of ZAO RBC TV and were placed privately to investors between February and May 2003. The proceeds from the issue of these two series of bonds amounted approximately to euro 2.5 million and $3.2 million. RBC Finance applied the proceeds from the issue of the bonds to extend a euro 2.5 million and $3.2 million loan to ZAO RBC TV with an annual interest rate of 15.25%.

As of May 31, 2004 the bondholders had received 113 warrants for nil consideration, authorizing their holders to acquire free of charge 1,130,000 ordinary shares in the Company. The Company believes that as of May 31, 2004 conversion rights of warrant holders in respect of 75 warrants had been satisfied through transfer of shares in the Company by ZAO RBC TV to the nominee of

the warrant holders. In performance of its obligations, ZAO RBC TV has acquired through commercial bank Makprombank 1,130,000 ordinary shares in the Company from its principal shareholders for a consideration of approximately $0.94 million. The shares held by the shareholders were fully paid and rank pari passu with all other shares. Between March and May 2004, ZAO RBC TV transferred 750,000 shares in the Company to the warrant holders at their nominal value of RUR 0.001 per share.

In connection with the placement of these bonds, the grant of the loan and issue of warrants the following material agreements and deeds, each governed by English law, were executed by the relevant parties, in each case on February 19, 2003:

- loan agreement between RBC Finance and ZAO RBC TV;
- bond trust deed between RBC Finance, ZAO RBC TV, the Company and Marcuard Eastern Limited;
- guarantee executed by ZAO RBC TV;
- warrant instrument executed by RBC Finance; and
- warrant guarantee executed by ZAO RBC TV.

A summary of the material rights and obligations created by each of these documents is set out below.

Loan Agreement

Under the loan agreement executed by RBC Finance and ZAO RBC TV, RBC Finance has agreed to provide to ZAO RBC TV a dual-currency loan in euros and dollars in the principal amount of up to euro 8,000,000. Since this aggregate loan amount is expressed to be equal to the proceeds from bonds issued by RBC Finance, the aggregate principal amounts owed under the loan agreement as of May 31, 2004 were approximately euro 2.5 million and $3.2 million. The loan carries an annual interest rate of 15.25%, and its final repayment date is February 1, 2006. If the bonds are redeemed earlier due to the failure of the Company to maintain its 100% shareholding in ZAO RBC TV, ZAO RBC TV is obliged to pay RBC Finance, prior to such redemption, the respective amounts then owed by RBC Finance to bondholders.

Bond Trust Deed

Under the bond trust deed, executed by RBC Finance, ZAO RBC TV, the Company and Marcuard Eastern Limited as bond trustee, RBC Finance agrees to perform all of its payment and other obligations to the bondholders with respect to the bonds and the conversion option, and ZAO RBC TV agrees to procure the performance of these obligations. The bonds were issued in two separate series, namely, euro bonds in minimum denominations of euro 50,000 each, and dollar bonds in minimum denominations of $50,000 each.

As of May 31, 2004, 49 euro-denominated bonds and 64 dollar-denominated bonds in aggregate principal amounts of approximately euro 2.5 million and $3.2 million had been placed. The bonds' final maturity date is February 1, 2006, but RBC Finance has a right to call early redemption of bonds subject to certain conditions. In addition, if the Company fails to maintain its 100% shareholding in ZAO RBC TV, the bondholders would have a right to seek early redemption of their bonds at 110% of the respective principal amounts plus all interest accrued thereon.

Bondholders are also entitled to convert their bonds into shares in ZAO RBC TV if an event of default or a potential event of default occurs. The total number of shares that the bondholders would be entitled to acquire in such circumstances would be equal to the number representing 51% of the then outstanding share capital of ZAO RBC TV, and such acquisition would be free of charge.

Guarantee

ZAO RBC TV has guaranteed the full performance of the payment and other obligations owed by RBC Finance to bondholders and to Marcuard Eastern Limited as bond trustee.

If an event of default or potential event of default occurs and the bond trustee enforces this guarantee, ZAO RBC TV would have no subrogation rights against RBC Finance in respect of any payments made under this guarantee. Marcuard Eastern Limited has, however, agreed not to enforce the guarantee if ZAO RBC TV procures payment of all sums of principal and interest due to RBC Finance under the loan agreement of February 19, 2003.

Warrant Instrument

The warrant instrument is made by the RBC Finance for the benefit of the bondholders. Each warrant issued by RBC Finance allows warrantholders to acquire free of charge 10,000 ordinary shares in the Company at any time after expiration of 12 months after the date of issuance of the bonds.

Each bondholder has exercised its rights to acquire warrants and, as of May 31, 2004, the bondholders had received 113 warrants for nil consideration, authorizing them to acquire free of charge 1,130,000 ordinary shares in the Company. The warrant instrument provides that the number of shares that may be acquired under the warrants should be adjusted under certain circumstances, in particular, in the case of issuance of the shares to the shareholders, consolidation or re-classification of shares into other securities, grant issue or offer of the shares or rights to purchase the shares, or if some other events or circumstances occur that would have the effect of diluting or otherwise altering the warrantholders' rights. The Company believes that each bondholder is entitled to obtain only one warrant for one bond held and consequently no further warrants are intended to be issued.

By May 31, 2004, conversion rights in respect of 75 warrants had been satisfied and 38 warrants were still outstanding. Rights under these warrants that remain unexercised by February 1, 2006 will lapse.

Warrant Guarantee

Under the warrant guarantee, ZAO RBC TV has, subject to certain conditions, guaranteed the full performance of the payment and other obligations owed by RBC Finance to warrantholders.

The Company's Loan Agreements

The Company has the following material loan and credit agreements in place as of May 31, 2004:

- credit line agreement between OAO RBC Information Systems and OOO CB Moskommerzbank dated February 27, 2004, under which a credit line for $4.5 million was made available and will be repayable in installments starting from the 455th day after March 2, 2004, subject to an annual interest rate of 13.25% and lump-sum account operation charges of approximately $0.1 million. The aggregate amount owed under this agreement is $4.5 million. This credit line has been secured by a pledge over certain inventories and other property owned by ZAO RBC TV and a pledge of approximately 1.2 million shares in the Company belonging to German Kaplun, Dmitry Belik and Alexander Morgulchik. It is also supported by payment guarantees from OOO RBC Center, German Kaplun, Dmitry Belik and Alexander Morgulchik;
- credit line agreement between OOO RBC Center and OOO CB Moskommerzbank dated February 27, 2004, under which credit line for $2.2 million was made available, subject to 13.25% annual interest rate and lump-sum account operation charges of approximately $50,000. The aggregate amount owed under this agreement is $2.2 million. This credit line has been secured by a pledge of approximately 2.5 million shares in the Company belonging to German Kaplun, Dmitry Belik and Alexander Morgulchik. It is also supported by payment guarantees from the Company, German Kaplun, Dmitry Belik and Alexander Morgulchik; and

- bridging loan agreement dated February 10, 2004 between RBC Cyprus and two limited liability companies established under the laws of Bermuda (Iverta Limited and Marcuard Capital (Bermuda) Limited), under which RBC Cyprus has borrowed an aggregate principal amount of $4 million for a term ending on August 10, 2004 and subject to an annual interest rate of 12%. This loan is supported by payment guarantees from German Kaplun, Dmitry Belik and Alexander Morgulchik, and each of these individuals has, under the terms of his guarantee, agreed to pledge his shares in the Company, excluding those being sold in this offering, to each of Iverta Limited and Marcuard Capital (Bermuda) Limited.

Acquisitions and Restructuring

In September 2001, the shareholdings of the subsidiaries of OAO RBC Information Systems were restructured. OAO RBC Information Systems acquired, on the basis of various share purchase agreements, shares in ZAO RosBusinessConsulting, OOO RBC Center, ZAO Publishing House RosBusinessConsulting and in other subsidiaries. The purpose of these transactions was to consolidate the ownership of these entities into one vehicle in preparation for an initial public offering. The shares were acquired for cash consideration at nominal value. However, the reorganization is treated in the IAS Consolidated Financial Statements for the year ended December 31, 2001 as a simultaneous exchange of the shares in the Company for the shares in the subsidiaries. The net asset value of the subsidiaries was treated as a premium paid by the new shareholders to the Company when acquiring its shares.

The Company established ZAO RBC TV in 2002. During 2003, ZAO RBC TV issued 9,000 additional shares of nominal value RUR 10 each, all of which were placed to OAO RBC Information Systems for approximately RUR 320,000,000. OAO RBC Information Systems and ZAO RBC TV jointly established OOO RBC TV Production, in which ZAO RBC TV holds a 99% participation interest.

In addition, the Company established OOO RBC Advertising, OOO RBC Publishing, OOO RBC Software Product, OOO Roverst and RBC Information Systems (Europe) N.V. between June 2002 and December 2003.

In June 2002, OAO RBC Information Systems acquired a 100% ownership interest in ZAO SC Garant, and in February 2004, OOO RBC Center and OOO RBC Advertising jointly acquired the entire participation interest in OOO ART Systems.

During the Company's further restructuring after its initial public offering, its ownership interests in ZAO Publishing House RosBusinessConsulting, OOO RIAT and OOO Orgsimtex were transferred and sold to third parties.

On December 23, 2003, ZAO SC Garant entered into an option agreement with OOO Brante, under which OOO Brante has the right to acquire 100% of the charter capital in OOO Marketing in Internet, a wholly owned subsidiary of ZAO SC Garant, not later than December 31, 2004.

DESCRIPTION OF CAPITAL STOCK AND APPLICABLE RUSSIAN LEGISLATION

New charter

The description in this section of the ordinary registered shares of the Company and the material provisions of its charter in effect as regard the Company's relations with third parties is correct as of the date of this Information Memorandum and adheres to certain related requirements of Russian legislation.

The charter of the Company currently in effect as regard the Company's relations with third parties was approved in a general meeting of the Company's shareholders on November 27, 2003 and was registered with Russian state authorities on December 3, 2003. In order for the Company to comply with recent amendments to each of the Federal Law on Joint Stock Companies and the listing requirements of Russian securities regulation, a general meeting of the Company's shareholders approved a new version of the Company's charter on June 8, 2004. This new version, which is yet to be registered with Russian state authorities, contemplates the following material changes to the charter currently in effect:

- election of the members of the Company's board of directors by cumulative voting instead of by majority vote;
- a reduction in the size of the board of directors from 12 to 9 members;
- establishment of the Company's management board, as a body to be appointed annually by the Company's board of directors, and primarily responsible for the operational and strategic planning of the Company's activities;
- a new power of the board of directors to establish committees of the board of directors, as well as to negotiate employment terms with the members of the executive bodies of the Company, as well as to set the minimum level of qualifications for these members and other senior managers of the Company;
- a change of the timing required for the delivery of the notice regarding the general shareholders' meeting from at least 20 days to at least 30 days, or should the meeting's agenda include the Company's reorganization, from 30 days to 40 days prior to the meeting date.

The new version of the charter also contains a number of enabling provisions that are intended to give effect to and implement the foregoing changes.

History of the charter capital

OAO "Netrus Holding" was founded with a charter capital of RUR 84,000 consisting of 840 ordinary shares with a nominal value of RUR 100 each. This share issue was registered with the Moscow Regional Department of the FCSM, under the registration number 1-01-05214-A, on November 10, 2000.

On September 3, 2001, a general meeting of the Company's shareholders resolved to divide the charter capital into 168,000 ordinary shares with a nominal value of RUR 0.5 each. This change was registered with the Moscow Regional Department of the FCSM, under the registration number 1-02-05214-A, on September 17, 2001.

On September 24, 2001, a general meeting of the Company's shareholders resolved to change the name of the holding company from OAO "Netrus Holding" to OAO "RBC Information Systems". The change of name was registered with the Moscow Registration Chamber on September 24, 2001.

On November 30, 2001, a general meeting of the Company's shareholders resolved to divide the charter capital into 84,000,000 ordinary shares with a nominal value of RUR 0.001 each. This

change was registered with the Regional Branch of the FCSM for the Central Federal District, under the registration number 1-03-05214-A, on December 21, 2001.

On January 15, 2002, RBC's board of directors decided to increase the Company's charter capital by RUR 16,000 by issuing 16,000,000 additional shares with a nominal value of RUR 0.001 each to be placed through open subscription. This change was registered with the Regional Branch of the FCSM for the Central Federal District, under the registration number 1-04-05214-A on March 27, 2002. In April 2002, the Company conducted an initial public offering of its ordinary shares by placing 16% of its capital stock at $0.83 per share. This was the first ever domestic equity offering conducted on MICEX and RTS simultaneously.

The Company's charter capital currently stands at RUR 100,000, divided into 100,000,000 ordinary shares with a nominal value of RUR 0.001 each.

The Regional Branch of the FSCM for the Central Federal District issued a resolution No. 1325 on September 22, 2003, consolidating the Company's entire currently outstanding capital stock into one issue, which was given the number 1-03-05214-A and the date of September 22, 2003.

On January 12, 2004, the Company's board of directors decided to increase the Company's charter capital by RUR 15,000 by issuing 15,000,000 additional shares with a nominal value of RUR 0.001 each to be placed through an open subscription. This issuance was registered with the Regional Branch of the FCSM for the Central Federal District, under the registration number 1-03-05214-A-002D, on May 18, 2004.

All shares in the Company were issued as ordinary registered non-documentary shares.

The ordinary shares of the Company are traded on both the Moscow Interbank Currency Exchange (MICEX) and on the Russian Trading System (RTS) under the symbol "RBCI".

Definitions

Under Russian legislation, "nominal value" is the minimum amount paid by a shareholder for each share and charter capital refers to the aggregate nominal value of the shares. In addition, there are currently 30,000,000 ordinary shares of the Company (including 15,000,000 such shares that will be issued as part of the capital increase relating to the current international offering) each with a nominal value of RUR 0.001, that are authorized but not yet issued. These ordinary shares represent the sole class of the Company's outstanding capital stock. The Company has no authorized or outstanding preferred shares.

The Company's Purpose

Article 3.1 of the Company's charter provides that its main goal is to generate profits by the development, creation and possession of information technology, communications, trading, clearing and settlement and other systems.

Rights Attached to Shares

The Company has the right to issue registered ordinary shares, preferred shares, and other securities provided for by legal acts of the Russian Federation with respect to securities. Preferred shares may only be issued after necessary amendments have been made to the charter pursuant to a resolution passed in a general meeting of the Company's shareholders.

The Company has so far issued only ordinary shares. Holders of ordinary shares in the Company have the right to vote at all general meetings of shareholders. As required by the Federal Law on Joint Stock Companies and the Company's charter, all the ordinary shares have the same nominal value and grant to the shareholders who own them an identical amount of rights. Each fully paid ordinary share, except for treasury shares (which are shares purchased and held by the Company in accordance with Russian law), gives its holder the right to:

- freely transfer the shares without consent of other shareholders;
- receive dividends;

- participate in shareholder meetings and vote on all matters put to a vote of shareholders;
- transfer voting rights to a representative on the basis of a power of attorney;
- elect candidates for the board of directors and the internal audit commission;
- demand, under the following circumstances, that the Company repurchase all or some of the shares owned by such holder, as long as such holder voted against or abstained from voting on any decision approving the following:
  - reorganization;
  - conclusion of a major transaction; and
  - amendment of the Company's charter that restricts the holder's rights;
- upon liquidation, receive a proportionate amount of the Company's property after its obligations are fulfilled;
- have free access to the Company's documents (except for the accounting documents) and receive copies for a reasonable fee; and
- exercise other rights of a shareholder given in the Company's charter, under Russian legislation and by decisions of a shareholders' meeting.

In addition, shareholders holding, alone or with other holders, not less than 2% of the issued ordinary shares have the right to make proposals for the annual shareholders' meeting and propose candidates to the board of directors and the internal audit commission. Shareholders holding, alone or with others, not less than 10% of the issued ordinary shares may demand that the board of directors call an extraordinary shareholders' meeting or an unscheduled audit by the internal audit commission. A shareholder holding, alone or with others, not less than 25% of the issued ordinary shares is to be given free access to accounting documents.

Preemptive Rights and Anti-Takeover Protection

The Company's charter provides existing shareholders with a preemptive right to purchase shares or convertible securities during an open subscription. Russian legislation also requires that any person who intends, either alone or with affiliates, to acquire more than 30% of the ordinary shares of a company having more than 1,000 common shareholders, must give at least 30, but no more than 90, days prior written notice to the existing shareholders.

Additionally, a person acquiring 30% or more of the ordinary shares of a company with more than 1,000 shareholders must, within 30 days of acquiring these 30% or more shares, offer to buy all ordinary shares or securities that are convertible into such shares at a price not lower than the weighted average acquisition price of the shares during the six months before the date of acquisition of 30% or more of such shares. The legislation also states that this requirement applies to each acquisition of 5% of the outstanding shares of a company over the 30% level. Russian legislation is unclear on whether this requirement applies to shareholders already owning over 30% of a company's ordinary shares. The application of these provisions is not entirely clear since in certain circumstances they conflict with other provisions of the legislation.

Failure to observe these requirements results in the acquiror only being able to exercise the voting rights arising from those shares which were purchased in compliance with the requirements.

These requirements may be waived in a company's charter or by a resolution adopted by a majority vote at a shareholders meeting, excluding the votes of the person acquiring the shares. The Company's charter does not contain such a waiver and the Company's shareholders have not waived this requirement.

Dividends and Dividend Rights

The Federal Law on Joint Stock Companies and the Company's charter set forth the procedure for determining the first quarterly, bi-annual, nine-monthly and/or annual dividends that the Company distributes to its shareholders. According to the Company's charter, dividend payouts are recommended to a shareholders' meeting by a majority vote of the board of directors and approved by an annual shareholders' meeting by a majority vote. The dividend approved at a

general shareholders' meeting may not be more than the amount recommended by the board of directors. Annual dividends are distributed to shareholders and nominal holders who were included in the Company's register on the day on which the list of persons having the right to participate in the annual shareholders' meeting was compiled. See "General Meetings of Shareholders—Notice and Participation" below. Dividends are not paid on treasury shares.

The Federal Law on Joint Stock Companies allows dividends to be paid only out of net profits for the current year calculated under Russian accounting principles and as long as the following conditions have been met:

- the charter capital of the company has been paid in full;
- the value of the company's net assets, taking account of the proposed dividend payment, is not less than the sum of its charter capital and reserve fund;
- the company has repurchased all shares from shareholders having a right to demand repurchase; and
- the company is not insolvent, and would not become insolvent, as the result of payment of the dividend.

Distributions on Liquidation to Shareholders

Under Russian legislation, the liquidation of a company results in its termination without the transfer of rights and obligations to other persons as legal successors. The Company's charter allows it to be liquidated:

- by a three-quarters majority vote at a shareholders' meeting; or
- by a court order.

Following a decision to liquidate the Company, the right to manage the Company's affairs would pass to a liquidation commission which, in the case of voluntary liquidation, is appointed by a shareholders' meeting and, in an involuntary liquidation, is appointed by the court. Creditors may file claims within a period to be determined by the liquidation commission, but which is at least two months from the date of publication of notice of liquidation by the liquidation commission.

The Civil Code gives creditors priority during liquidation. The remaining assets of a company are distributed among shareholders in the following order of priority:

- payments to repurchase shares from shareholders having the right to demand repurchase;
- payments of declared but unpaid dividends on preferred shares and the liquidation value of the preferred shares, if any; and
- payments to holders of ordinary shares on a pro rata basis.

Approval of the Federal Antimonopoly Service

Pursuant to Russian antimonopoly legislation, transactions on acquisition of voting shares or participation interests are subject to approval in advance by the state antimonopoly body (formerly, the Ministry of Antimonopoly Policy of the Russian Federation, currently, the Federal Antimonopoly Service), if the value of the assets of the acquiring company and the target company exceed certain thresholds (or any of those companies occupy a dominant market position, or the shares or participation interests are acquired by a group controlling the activities of the target company), and the company acquires more than 20% of voting shares or participation interests in target company. The same requirements are applicable to each acquisition of shares or participation interests exceeding a 20% threshold.

Liability of Shareholders

The Civil Code and the Federal Law on Joint Stock Companies generally provide that shareholders in a Russian joint stock company are not liable for the obligations of the joint stock company and bear only the risk of loss of their investments.

This may not apply to companies or individuals who are capable of making decisions and directing the business of a Russian joint stock company.

An investor will therefore not be personally liable for the Company's debts or those of its subsidiaries unless the investor controls the decision-making or management of the business. However, the Company may be liable for the debts of those of its subsidiaries in which the Company controls the decision-making or management of the business.

Alteration of Capital

Share Capital Increase

The Company may increase its charter capital by

- issuing new shares, or
- increasing the nominal value of shares using the Company's share premium and retained earnings.

Generally, a decision to increase the charter capital by issuing additional shares requires a majority vote of the board of directors if there are sufficient and authorized un-issued shares. Increasing the nominal value of issued shares requires a majority vote at a shareholders meeting. In addition, the issuance of shares above the number of authorized shares provided in the Company's charter necessitates an amendment to the charter, which requires a three-quarters majority vote at a shareholders' meeting.

The Federal Law on Joint Stock Companies requires that newly issued shares be sold at market value except in limited circumstances where (i) existing shareholders exercise their preemptive right to purchase shares at not less than 90% of their market value or the price paid by third parties, or (ii) fees of up to 10% are paid to intermediaries, in which case the fees paid may be deducted from the price. The market value may not be set at less than the nominal value of the shares. The board of directors and an independent appraiser value any in-kind contributions for new shares.

Russian securities regulator, under the power given to it by the Federal Law on the Securities Market, has issued detailed procedures for the registration and issue of shares of a joint stock company. These procedures require:

- a relevant decision to be taken by the authorized body to increase the charter capital by issuing additional shares;
- disclosure of information about the decision to issue securities;
- approval of the decision to issue securities and the prospectus (if necessary) by the issuer's authorized body[1];
- disclosure of the above approval;
- registration of a share issuance and the prospectus (if necessary) with the securities regulator;
- public disclosure of information relating to the share issuance; and
- following the placement of the shares, public disclosure and registration of the results of the placement of shares.

Capital Decrease; Share Buy-Backs

The Federal Law on Joint-Stock Companies does not allow a company to reduce its charter capital below the minimum charter capital required by law. As of June 1, 2004, the minimum charter capital for an open joint stock company was approximately $3,450. The Company's charter requires that any decision to reduce its charter capital, whether through the repurchase and cancellation of shares or a reduction in the nominal value of the shares, is to be made by a

[1] The prospectus should be issued and registered if the shares are placed under an open subscription, or under a closed subscription among more than 500 subscribers, or if the shares are to be publicly traded.

majority vote in a shareholders' meeting. Additionally, within 30 days of a decision to reduce its charter capital, the Company must publish the decision and issue written notice to its creditors. Its creditors would then have the right to demand, within 30 days of publication or receipt of the Company's notice, repayment of all amounts due to them, as well as compensation for damages.

The Federal Law on Joint Stock Companies allows the shareholders or the board of directors to authorize the repurchase by the Company of up to 10% of its shares in exchange for cash. The repurchased shares must either be resold within one year of their repurchase or the shareholders must decide to cancel such shares and then either decrease the charter capital or increase the nominal value of the remaining shares to preserve the total amount of the charter capital.

The Federal Law on Joint Stock Companies allows the Company to repurchase its shares only if, at the time of repurchase:

- the Company's charter capital has been paid in full;
- the Company is not insolvent, and would not become insolvent, as a result of the repurchase;
- the value of the Company's net assets, taking account of the proposed repurchase, is not less than the sum of its charter capital and the reserve fund; and
- the Company has repurchased all shares from shareholders having a right to demand repurchase of their shares under legislation protecting the rights of minority shareholders, as described immediately below.

Russian legislation (to protect minority shareholders) and the Company's charter provide that the Company's shareholders may demand repurchase of their shares if:

- the Company reorganizes;
- the Company's charter is amended and the change negatively affects that shareholder; or
- the Company engages in a major transaction, as defined under Russian law.

As long as the shareholder demanding repurchase opposed the action or did not participate in the vote on such issues. The Company may spend up to 10% of its net assets for share redemption.

Board of Directors

The Company's charter and Russian law provide that its entire board of directors must retire and stand for re-election at each annual general shareholders' meeting and that a new board of directors be elected. Pursuant to recent amendments to the Federal Law on Joint Stock Companies the members of the Company's board of directors should be elected through cumulative voting beginning in 2004. In cumulative voting the number of votes each shareholder can cast in ordinary votes is multiplied by the number of persons to be elected onto the board of directors of the company and the shareholder can give all such votes to one candidate or spread them between two or more candidates. The new version of Company's charter, reflecting such changes to the law is yet to be registered with Russian state authorities.

The Company's general director may be dismissed from his/her office at any time without cause before the expiration of his/her term by a majority vote at a board meeting.

The Federal Law on Joint Stock Companies requires the board of directors of open joint stock companies to have at least five members. The Company's charter provides for twelve directors to sit on the Company's board of directors. The new version of the Company's charter, which was approved by a general meeting of the Company's shareholders on June 8, 2004 but is yet to be registered with Russian state authorities, provides for a reduction in the size of the Company's board of directors from 12 to 9 members. While the said general meeting of the Company's shareholders did not elect a new board of directors consisting of 9 members, the Company intends for such election to be conducted as soon as practically possible after the state registration of the new version of its charter.

The Federal Law on Joint Stock Companies prohibits the board of directors from acting on issues that fall within the exclusive competence of the general shareholders' meeting. The Company's board of directors has the exclusive power to decide the following issues:

1) elect the Company's sole-member executive body;
2) opt for an early termination of powers delegated to the Company's sole-member executive body;
3) determine the Company's business priorities, including the approval of the Company's annual and quarterly budgets;
4) convene a general meeting of shareholders except for the cases provided for in Article 55, clause 8 of the Federal Law on Joint Stock Companies;
5) approve the agenda of the general shareholders' meeting;
6) set the date for compiling the list of shareholders eligible for participation in a general shareholders' meeting as well as decide on other issues within the board's scope defined by Chapter VII to the Federal Law on Joint Stock Companies and relating to preparation and realization of the general shareholders' meeting;
7) give preliminary approval of the Company's annual reports;
8) increase the Company's charter capital by placing additional stock within the number and categories (types) of the authorized shares backed up by the Company's assets when additional stock is distributed among shareholders;
9) increase the Company's charter capital by placing additional ordinary shares within the authorized number of the given stock category (type), totaling 25 per cent. or less of the Company's ordinary shares already placed;
10) increase the Company's charter capital by placing additional preferred stock within the authorized number of the given stock category (type) through open subscription;
11) place securities convertible into ordinary shares through open subscription, with their number totaling 25% or less of ordinary shares outstanding;
12) place bonds and other securities convertible into preferred shares through an open subscription;
13) place bonds and other securities which cannot be converted into stock;
14) approve decisions to issue securities, prospectuses, placement reports as well as amendments and addenda thereto;
15) define asset price (cash value), placement and buyout prices as provided for by the Federal Law on Joint Stock Companies;
16) buy out the Company's outstanding capital stock in compliance with Article 72, clause 2 to the Federal Law on Joint Stock Companies;
17) buy out the Company's bonds and other outstanding securities in the events stipulated by the Federal Law on Joint Stock Companies;
18) approve the report on the stock bought out in compliance with Article 72, clause 1 to the Federal Law on Joint Stock Companies;
19) recommend to the general shareholders' meeting the remuneration and compensation for the Company's auditing commission;
20) determine the auditor's fees;
21) recommend to the general shareholders' meeting dividend payouts based on the first three, six, nine months and/or annual performance as well as on payment procedures;
22) recommend to the general shareholders' meeting the distribution of the Company's profits and losses according to the annual performance;
23) draw on the Company's reserve and other funds;
24) concur the Company's internal documents, excluding internal documents regulating the Company divisions and subject to the approval by the general shareholders' meeting as well as other Company internal documents, which according to the charter, should be approved, amended or expanded by the single executive body;
25) set up and close down the Company's branches and representative offices, approve their regulations, make amendments and addenda;

26) amend the Company's charter to reflect newly established branches and representative offices as well as their liquidation;

27) approve major transactions covered by Chapter X of the Federal Law on Joint Stock Companies;

28) approve transactions covered by Chapter XI of the Federal Law on Joint Stock Companies;

29) approve the Company's registrar, and the terms and conditions, as well as termination of its contract;

30) approve internal monitoring procedures designed to supervise the Company's performance, take decisions on the audits to monitor the Company performance;

31) select an appointee authorized to sign the agreement with the sole-member executive body on behalf of the Company;

32) define the list of supplementary "must-have" documents to be kept in the Company's records;

33) approve the agreement with the sole-member executive body of the Company;

34) appoint an acting general director for the time when the general director elected by the general shareholders' meeting is unable to perform his/her duties (temporary disability, vacations, business trips, etc.);

35) resolve other issues provided for by the Federal Law on Joint Stock Companies and the Charter.

In most cases, the Company's charter requires a majority vote of the directors present for a decision to be taken with the exception of cases when Russian legislation calls for a greater majority or unanimous approval, as, for instance, in case of major transactions or interested party transactions.

Executive bodies

The general director has responsibility for the day-to-day administration of the Company. The Company's charter provides that the general director is appointed by the board of directors for a period of at least three years. The board of directors is entitled to terminate the powers of the general director.

According to the Company's charter, the scope of the Company's executive body encompasses all issues relating to the management of current activities, excluding issues relegated to the general shareholders' meeting and the Company's board of directors.

The sole-member executive body acts on behalf of the Company without a proxy, i.e. represents the Company interests, closes transactions on behalf of the Company within the scope defined by the Federal Law on Joint Stock Companies, approves the headcount, issues orders and instructions, which all Company staff shall abide by.

Interested Party Transactions

The Federal Law on Joint Stock Companies contains requirements for transactions with "interested parties". The definition of an "interested party" includes members of the board of directors, officers of a company and any person who owns, together with any affiliates, at least 20% of a company's voting shares, or is able to direct the actions of the company, if that person, or any of that person's relatives or affiliates is:

- a party to, or beneficiary of, a transaction with the company, whether directly or as a representative or intermediary;
- the owner of at least 20% of the issued voting shares of a legal entity that is a party to, or beneficiary of, a transaction with the company, whether directly or as a representative or intermediary; or
- a member of the board of directors or an officer of a company that is a party to, or beneficiary of, a transaction with the company, whether directly or as a representative or intermediary.

The Federal Law on Joint Stock Companies requires that a transaction with an interested party by a company with more than 1,000 shareholders be approved by a majority vote of the "uninterested, independent directors" (as defined in the legislation) of the company. For companies with 1,000 or less shareholders, a transaction with an interested party must be approved by a majority vote of the "uninterested" directors, if the number of these directors is sufficient to constitute a quorum.

The decision of the majority of "uninterested" shareholders is also required if:

- the value of such transaction is 2% or more of the balance sheet value of the company's assets;
- the transaction involves the issuance of voting shares or securities convertible into voting shares in an amount exceeding 2% of the company's existing voting shares; or
- all the members of the board of directors of the company are interested parties (if the number of shareholders of the company exceeds 1,000) or the number of uninterested shareholders is below the quorum necessary for taking a decision of the board of Directors (if the number of shareholders is 1,000 or less).

Major Transactions

The Federal Law on Joint Stock Companies contains requirements for approval of "major transactions". The definition of a "major transaction" is a transaction, or series of transactions, involving the acquisition or disposition, or a possibility of disposition, of 25% or more of the balance sheet value of the assets of a company, with the exception of transactions completed in the normal course of business or a transaction, or series of transactions, involving the placement of ordinary shares, or securities convertible into ordinary shares. Major transactions involving assets ranging from 25% to 50% of the balance sheet value of the assets of a company require unanimous approval by all the members of the board of directors or a simple majority vote of a shareholders meeting. Major transactions involving assets in excess of 50% of the balance sheet value of the assets of a company require a three-quarters majority vote of a shareholders meeting.

General shareholders' meetings

Procedure

The powers of the shareholders, acting through a shareholders' meeting, are set forth in the Federal Law on Joint Stock Companies and in the Company's charter. A shareholders' meeting may not decide issues that do not fall within its competence under the Federal Law on Joint Stock Companies and the Company's charter. Issues that the shareholders have the exclusive power to decide include any actions that:

1) amend and expand the Company's charter or approve a new charter (except for the provisions stipulated in Article 12, clauses 2-5 to the Federal Law on Joint Stock Companies);
2) re-organize the Company;
3) liquidate the Company, appoint the liquidation commission and approve the interim and final liquidation balance reports;
4) define the number of directors on the board and the voting procedure, elect members of the Company's board of directors and decide on the early termination of their powers;
5) elect the auditing commission and decide on the early termination of their powers;
6) approve the Company's auditor;
7) define the number, par value and category (type) of the authorized stock and rights attached to them;
8) increase the Company's charter capital by raising the nominal value per share;
9) increase the Company's charter capital by placing shares through closed subscription;
10) place the Company's securities convertible into shares through closed subscription;

11) increase the Company's charter capital by placing ordinary shares totaling over 25 per cent. of the ordinary outstanding shares through open subscription;

12) place securities convertible into ordinary shares through open subscription in case the amount of the new placement exceeds 25 per cent. of the ordinary outstanding shares;

13) increase the Company's charter capital by placing ordinary shares totaling 25 per cent. or less through open subscription should the board of directors fail to reach consensus on the subject;

14) increase the Company's charter capital by placing additional shares within the number and categories (types) of announced shares guaranteed by the Company's assets when additional shares are distributed among shareholders should the board of directors fail to reach consensus on the subject;

15) increase the Company's charter capital by placing additional preferred shares within the number of the announced shares of this category (type) through open subscription should the board of directors fail to reach consensus on the subject;

16) decrease the Company's charter capital by reducing the nominal value of shares, or by buying out part of the outstanding shares in order to scale back its total figure, or by redeeming the purchased and bought-out shares owned by the Company;

17) payment (announcement) of dividends for the first three, six and nine months of the financial year;

18) approve annual reports and accounting statements, including the Company's profit and loss account, the profit distribution statement (together with dividend payouts (announcement) less profits disbursed as dividends for the performance over the first three, six and nine months of the financial year) as well as year-end losses incurred;

19) establish the procedure of the general shareholders' meeting;

20) split and consolidate shares;

21) approve transactions covered by Article 83 of the Federal Law on Joint Stock Companies;

22) approve major transactions stipulated in Article 79, clause 2 of the Federal Law on Joint Stock Companies;

23) approve major transactions stipulated in Article 79, clause 3 of the Federal Law on Joint Stock Companies;

24) decide on joining in holding companies, financial and industrial groups, associations and other commercial enterprises;

25) approve internal documents regulating the Company's bodies;

26) decide on the fees and/or compensation for the members of the Company's auditing commission for the performance of their duties during the time when such duties are supposed to be fulfilled; determine the reward and compensation amounts;

27) decide on the fees and/or compensation for the board members for the performance of their duties during the time when such duties are supposed to be fulfilled; determine the reward and compensation amounts;

28) decide on compensation at the Company expense for the preparation and realization of an extraordinary shareholders' meeting to be disbursed to individuals and entities that have initiated such meeting;

29) define the list of supplementary "must-have" documents to be kept in the Company's records.

Voting at a shareholders' meeting is generally based on the principle of one vote per ordinary share, with the exception of the election of the board of directors, which is done through cumulative voting. Decisions are generally passed by a majority vote of the voting shares present at a shareholders' meeting. However, Russian law requires a three-quarters majority vote of the voting shares present at a shareholders' meeting to approve the following:

- amendments to the charter;
- reorganization or liquidation;
- "major transactions" involving assets in excess of 50% of the balance sheet value of the assets of a company and, if unanimous approval by the board of directors has not been

obtained, "major transactions" involving assets in excess of 25% of the balance sheet value of the assets of a company;

- determination of the maximum amount, nominal value, and type of authorized shares and the rights granted by such shares;
- redemption by the company of issued shares; or
- any issuance of shares or securities convertible into shares by closed subscription or issuance by open subscription of ordinary shares or securities convertible into ordinary shares constituting more than 25% of the number of issued ordinary shares.

The quorum requirement for the Company's shareholders' meeting is met if more than 50% of the holders of issued voting shares are present in person or through an authorized representative. If the 50% quorum requirement is not met, the quorum requirement is satisfied if at least 30% of the holders of issued voting shares are present at a duly reconvened meeting in person or through an authorized representative.

The annual shareholders' meeting must be convened by the board of directors between March 1 and June 30 of each year and the agenda shall include the following mandatory items:

- electing members of the board of directors;
- approving the annual report, balance sheet and profit and loss statement;
- approving any distribution of profits;
- approving an independent auditor; and
- electing members of the audit commission.

A shareholder or group of shareholders owning in aggregate at least 2% of the issued voting shares may introduce proposals for the agenda of the annual shareholders meeting and may nominate candidates for the board of directors and the audit commission.

Extraordinary shareholders' meetings may be called by the board of directors on its own initiative or at the request of the internal audit commission, the independent auditor or a shareholder or group of shareholders owning in the aggregate at least 10% of the issued voting shares as of the date of the request.

A general shareholders' meeting may be held in person or by absentee ballot. The former contemplates the adoption of resolutions by the general shareholders' meeting through the personal attendance of the shareholders and their authorized representatives for the purpose of discussing and voting on issues on the agenda. The absentee ballot contemplates the determination of shareholders' opinions on issues on the agenda by means of a written poll.

The following issues cannot be decided by absentee ballot:

- election of directors;
- election of the audit commission;
- approval of a company's independent auditor; and
- approval of the annual report, balance sheet, profit and loss statement and any distribution of profits.

Notification and participation

The notice regarding the general shareholders' meeting must be delivered at least 20 days, or should the meeting's agenda include the Company's reorganization, 30 days prior to the meeting date.

According to the Company's charter, the notice shall be published in the *Rossiyskaya Gazeta* periodical (or in *Vedomosti* newspaper, if *Rossiyskaya Gazeta* ceases to exist) and comply with the above deadlines.

Should the agenda of the extraordinary shareholders' meeting include the election of the board, the notice shall be delivered at least 50 days prior to the meeting date. The list of shareholders entitled to take part in the extraordinary shareholders' meeting shall be compiled based on the Company's register as of the date indicated by the board of directors.

The date for compiling the eligible shareholder list shall not precede the day when the decision to hold an general shareholders' meeting is taken, nor shall it be over 50 days prior to the general shareholders' meeting date, or 65 days prior should the general shareholders' meeting be called to elect the board of directors.

The right to participate in a general shareholders' meeting may be exercised by a shareholder as follows:

- by personally participating in the discussion of agenda items and voting thereon;
- by sending an authorized representative to participate in the discussion of agenda items and to vote thereon:
- by absentee ballot; or
- by delegating the right of absentee ballot to an authorized representative.

Registration and Transfer of Shares

All of the Company's shares are ordinary registered shares. Russian legislation requires that a joint stock company maintain a register of its shareholders itself or appoint an independent registrar. The registrar for the Company's shares is ZAO Irkol (License No. 10-000-1-00250 issued by the FCSM on August 9, 2002) Address: Boyarskiy Pereulok, 3/4, Bldg.1, Moscow 107078, tel.: (095) 208-15-15, 207-15-15, Fax: (095) 208-34-34, Email: corp@ircol.ru

The purchase, sale or other transfer of shares is accomplished through registration in the share register or registration with a depositary if shares are held by a depositary. The registrar or depositary may not require any documents in addition to those required by Russian legislation. Any refusal to register the shares in the name of the transferee or, upon request of the beneficial holder, in the name of a nominee holder, is void and may be disputed.

The Reserve Fund

Russian legislation requires that each joint stock company establish a reserve fund to be used only to cover such company's losses, redeem such company's bonds and redeem such company's shares in cases where other funds are not available. The Company's charter provides for a reserve fund of 5% of its charter capital, funded through mandatory annual transfers of at least 5% of the net profits of the Company until the reserve fund has reached the 5% requirement. The Company's reserve fund currently amounts to 5% of its charter capital.

RUSSIAN TAXATION

General

This section contains a summary of certain Russian tax considerations relevant to the purchase, ownership and disposition of shares offered by their non-resident holders. The summary does not seek to address the applicability of, and procedures in relation to, taxes levied by the regions, municipalities or other non-federal level authorities of the Russian Federation. Nor does the summary seek to address the availability of double tax treaty relief, and it should be noted that there may be practical difficulties, including satisfying certain documentation requirements, involved in claiming double tax treaty relief.

Prospective investors should consult their own advisors regarding the tax consequences of investing in the shares. No representations with respect to the Russian tax consequences to any particular holder are made hereby.

The provisions of the Russian Tax Code applicable to holders of, and transactions with, the shares are uncertain and lack interpretative guidance. Both the substantive provisions of the Russian Tax Code and the interpretation and application of those provisions by the Russian tax authorities may be subject to more rapid and unpredictable change than in a jurisdiction with more developed capital markets. In particular, the interpretation and application of such provisions will in practice rest substantially with local tax inspectorates.

In practice, interpretation by different tax inspectorates may be inconsistent or contradictory and may constitute the imposition of conditions, requirements or restrictions not stated in the Russian Tax Code. Similarly, in the absence of binding precedents, court decisions on tax or related matters by different courts relating to the same or similar circumstances may also be inconsistent or contradictory.

For the purposes of this summary, a ''non-resident holder'' means (i) a physical person, physically present in the Russian Federation for less than 183 days in a given calendar year (not counting days of arrival into Russia but counting days of departure from Russia) or (ii) a legal person or organization, in each case not organized under Russian law, that holds and disposes of shares otherwise than through a permanent establishment in Russia.

Taxation of Dividends

Dividends paid to a non-resident holder are subject to Russian withholding tax, which tax should be withheld by the Company acting as a tax agent. The applicable tax rate on dividends will depend on whether the dividend recipient is a legal entity (or an organization) or an individual. Dividends paid to a non-resident holder that is a legal entity or an organization are subject to Russian withholding tax at a rate of 15%. Dividends paid to non-resident individuals are subject to Russian withholding tax at a rate of 30%.

Withholding tax on dividends may be reduced under the terms of an applicable double tax treaty between the Russian Federation and the country of residence of the non-resident holder. For example, the Convention Between the United States of America and the Russian Federation for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital, or the US—Russia Tax Treaty, provides for reduced withholding tax rates on dividends paid to US holders who are beneficial owners of the dividends. For example, a 10% withholding tax rate applies to dividends paid to US holders, while a 5% withholding tax rate applies to dividends paid to US holders that are legal entities owning at least 10% of the entity's voting stock (or at least 10% of the statutory capital if there is no voting stock). Similarly, the Convention Between the Government of the Russian Federation and the Government of the United Kingdom and Northern Ireland on the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital Gains, or the UK—Russia Tax Treaty, also provides for a 10% withholding tax rate on dividends paid to UK holders who are beneficial owners of the dividends and are subject to taxation with respect to these dividends in the United Kingdom. Non-resident holders should consult their own tax advisors with respect to the applicability of double tax treaty provisions.

Taxation of Capital Gains

The Russian Tax Code provides that capital gains realized by non-resident legal entities from the sale of shares or derivative instruments that are traded on foreign exchanges, are not to be regarded as income from Russian sources and, therefore, are not subject to Russian withholding tax. A non-resident legal entity will be subject to Russian withholding tax on capital gains only in connection with the sale of shares of a Russian company more than 50% of whose assets consists of immovable property in Russia. If a non-resident legal entity disposes of such shares to a Russian legal entity or to a foreign legal entity acting through a permanent establishment which is registered for tax purposes in Russia, Russian withholding tax will apply, unless double tax treaty relief is available and properly claimed. A non-resident legal entity may deduct the original purchase price and other expenses from the proceeds of the sale if the entity provides documentary support of the original purchase price to the purchaser, acting as tax agent. In such event the net proceeds of the sale are subject to withholding tax at the rate of 24%. Without documentary support, a non-resident entity is not entitled to deduct the original purchase price, and the gross proceeds of the sale are subject to withholding tax at the rate of 20%.

Please note that since the withholding tax liability with respect to realized capital gains is calculated in RUR, the taxable base could be affected by changes in the exchange rates between the currency of acquisition of the shares and the currency of the sale and RUR.

If a non-resident legal entity disposes of the shares of a Russian company more than 50% of whose assets consist of immovable property in Russia to a foreign legal entity which is not registered for tax purposes in Russia, this will represent Russian source income for the seller, in which case Russian withholding tax would apply, although there is no mechanism under Russian tax law to collect the tax.

A non-resident individual will be subject to withholding tax at the rate of 30% on the gross proceeds from a disposal of shares less any available acquisition cost deductions (taxable base), where the proceeds of such disposal are received from a Russian source, subject to any available double tax treaty relief. For such purposes income is received from ''a Russian source'' if the shares are sold in the Russian Federation. However, there is no definition of ''sale in the Russian Federation'' in relation to transactions involving securities. There is a risk that any sale of shares in a Russian company may be considered a sale in the Russian Federation. A sale of shares may also be considered a sale in the Russian Federation if the purchaser is a Russian resident. Prospective investors should note that realized capital gains for Russian withholding tax purposes are calculated in rubles using the respective exchange rates on the date of sale and the date of purchase and, thus, the proceeds of the sale subject to taxation would be affected by changes in ruble exchange rates between the currency of acquisition of the shares and the currency of the sale.

A non-resident holder may be able to avoid Russian withholding tax on the disposition of shares under the terms of a double tax treaty between the Russian Federation and the country of residence of the non-resident holder. For example, under the US–Russia Tax Treaty, US holders are exempt from the withholding tax on capital gains unless 50% or more of the assets of the issuer constitute immovable property. The UK–Russia Tax Treaty provides for an exemption from withholding tax on capital gains received by UK holders unless such gains relate to shares which (i) derive all or substantially all of their value directly or indirectly from immovable property in Russia and (ii) are not quoted on an approved stock exchange.

Non-resident holders should consult their own tax advisors with respect to these possibilities. Where proceeds from the disposal of shares are received from a Russian source, in order for the non-resident holder, whether an individual, legal entity or organization, to enjoy the benefits of an applicable double tax treaty, documentary evidence is required to confirm the applicability of the double tax treaty for which benefits are claimed.

Reporting Obligations of a Non-Resident Individual

If income received by a non-resident holder (who is an individual) is treated as taxable in Russia but the tax has not been withheld for any reason, such individual is technically obliged to file a tax

return and to declare his or her income to the Russian tax authorities and to pay the appropriate tax, subject to any available double tax treaty relief.

Double Taxation Treaty Relief Procedures

Prior to January 1, 2002, a claim for treaty relief from Russian withholding tax was subject to preliminary approval by the Russian tax authorities after review of relevant contracts. As of January 1, 2002, such preliminary approval from and contract disclosure to the Russian tax authorities is no longer required. As a result of this new procedure, the Russian tax authorities may review the non-resident's eligibility for treaty relief in greater detail during tax audits of the tax agent.

A non-resident corporate holder seeking to obtain relief from Russian withholding tax under a tax treaty must provide the Russian tax agent with a written confirmation of the holder's tax residence that complies with the applicable double taxation treaty in advance of receiving any income. Such tax residence confirmation document must be certified by an appropriate Governmental authority of the country in which the holder is a tax resident and must be available for inspection by the Russian tax authorities.

US holders may obtain such confirmation by writing to the Internal Revenue Service, Philadelphia Service Center, Foreign Certification Request, P.O. Box 16347, Philadelphia, PA, 19114-0447. UK holders may obtain such confirmation by writing to their local UK tax inspector.

In accordance with the Russian Tax Code, a non-resident holder who is an individual entitled to tax relief under the relevant double tax treaty must present to the tax authorities an official confirmation of his or her tax residence in the country with an applicable double tax treaty and a document indicating that the income was received and tax paid outside Russia, confirmed by the appropriate foreign tax authority. Technically, such requirement means that an individual cannot rely on a double tax treaty until he or she pays tax in the jurisdiction of his or her residence.

If a non-resident does not obtain double tax treaty relief at the time when income is received and tax is withheld by a Russian payer, the non-resident holder may apply for a refund within three years from the end of the calendar year in which the tax was withheld, if the recipient is a legal entity, or within a one-year period from the end of the calendar year in which the tax was withheld, if the recipient is an individual. In practice, the Russian tax authorities may require a wide variety of documentation confirming the right to benefits under a double tax treaty. Such documentation, in practice, may not be explicitly required by law. The Russian tax authorities require a Russian translation of any required documents, certified by a notary, and do not accept any official foreign documents without an apostil. Any refund of tax withheld should be granted within one month of the filing with the Russian tax authorities of the application for the refund and the relevant documents. However, procedures for processing such claims have not been clearly established and there is significant uncertainty regarding the availability and timing of such refunds.

SETTLEMENT, CLEARING AND TRADING

Investors must pay for the shares in dollars or rubles, and shares will be delivered to them, not later than June 24, 2004. In order to take delivery of the shares, an investor must have (a) an account in the Company's shareholder register, or (b) a share depositary account with the Depositary Clearing Company or with another depositary that has an account in the Company's register, or (c) a custody account with a nominee that has an account either in the Company's shareholder register itself or with the Depositary Clearing Company or with another depositary that in turn has an account in the Company's shareholder register. Any investor who chooses to hold the shares through a direct account in the Company's shareholder register will not be able to trade in such directly-held shares on RTS or MICEX.

The Company, the selling shareholders (German Kaplun, Alexander Morgulchik, Dmitry Belik, Sergei Lukin and Oleg Diatlov), RBC Cyprus and the joint lead managers have entered into a set of agreements with respect to the shares being offered and the transfer of proceeds arrangements related thereto. Pursuant to these arrangements, the selling shareholders shall transfer 11,160,000 ordinary shares of the Company held by them to RBC Cyprus, which in turn shall sell these shares in the international offering and receive the related proceeds. RBC Cyprus will transfer to the selling shareholders an amount equal to 97 per cent. of the gross proceeds from the offering, the selling shareholders shall transfer such 97 per cent. of gross proceeds to the Company and, as consideration for such transfer, receive 11,160,000 newly issued ordinary shares of the Company at the international offering price less a 3 per cent. discount, with German Kaplun receiving 3,606,000 such shares, Alexander Morgulchik receiving 3,621,000 such shares, Dmitry Belik receiving 3,621,000 such shares, Sergei Lukin receiving 156,000 such shares and Oleg Diatlov receiving 156,000 such shares.

The Company's receipt of the aforesaid 97 per cent. of the gross proceeds from this offering, and the simultaneous transfer to the selling shareholders of 11,160,000 newly issued shares, will occur not later than 20 days after the pricing date of the international offering.

The 11,160,000 shares to be received by the selling shareholders as described above will form part of a capital increase comprised of 15,000,000 newly issued ordinary shares of the Company, which shall commence not later than 20 days after the pricing date of the international offering. The remaining 3,840,000 newly issued ordinary shares will be placed in accordance with applicable Russian law to all of the Company's shareholders as of January 12, 2004, other than the selling shareholders, pursuant to the rights of pre-emption of such other shareholders. Newly issued shares in respect of which the rights of pre-emption are not exercised will, upon expiration of 45 days after commencement of their placement, be offered for sale to investors for the international offering price, and the proceeds from the sale of any such shares shall be transferred directly to the Company.

The issuance of the 11,160,000 shares being sold in the international offering has been registered by the Regional Branch of the FCSM for the Central Federal District and currently bears the registration number 1-03-05214-A. The Russian statutory prospectus and the decision of the share issuance relating to the 15,000,000 shares comprising the related capital increase were registered by the Regional Branch of the FCSM for the Central Federal District under the registration number 1-03-05214-A-002D on May 18, 2004.

A copy of the Russian statutory prospectus relating to the issuance of the 15,000,000 shares comprising the capital increase, as registered with the FCSM, may be obtained by writing to the Company at OAO RBC Information Systems, 78 Profsoyuznaya Street, Building 1, Moscow 117420, the Russian Federation. The information contained in such Russian statutory prospectus is true and correct only as of the date thereof. See the "Where You Can Find More Information" section beginning on page 17. Investors should also note that such Russian statutory prospectus contains limited information about the Company, and does not contain information relating to this offering.

The Company's shareholders of record as of January 12, 2004 may exercise their rights of pre-emption in relation the newly issued shares within 45 days after the commencement of their placement by submitting to the Company a written application on the acquisition of such shares

together with an original or a notarized copy of a document confirming that the shareholder has paid for the shares that are being acquired. Requirements as to the form of the application referred to above, the procedure for its submission and for the transfer of the newly issued shares to a shareholder exercising his right of pre-emption are set out in the Russian statutory prospectus and the decision of the share issuance in relation to the newly issued shares.

The ordinary shares of the Company are traded on both the Moscow Interbank Currency Exchange (MICEX) and on the Russian Trading System (RTS) under the symbol "RBCI".

The new share issuance and transfer of proceeds arrangements provided for by the agreements among the Company, the selling shareholders, RBC Cyprus and the joint lead managers facilitate immediate trading of the offered shares under Russian securities regulations. The Company anticipates that trading in the offered shares will begin on RTS, MICEX and in the over-the-counter market not later than June 17, 2004.

The offering price for the shares will be determined during a two-week book-building period ending immediately prior to the commencement of the international offering. During this period, the lead managers will collect bids for the shares from market participants. The final international offering price will be determined jointly by the lead managers and the selling shareholders on the basis of such bids. See the "Plan of Distribution" section beginning on page 101. The Company and the selling shareholders retain the right to delay or cancel the offering in consultation with the lead managers if this bidding process yields an insufficiently low or otherwise unacceptable market clearing price.

The lead managers will allocate the shares to the successful bidders at the international offering price and will report back to each accepted bidder before 5:00 pm Moscow time on the next business day immediately after the pricing date of the international offering. Shares will be delivered to these bidders for payment of the international offering price not later than June 24, 2004.

Under applicable Russian law, trading in the 15,000,000 newly issued ordinary shares comprising the Company's capital increase is not permitted until the report on the results of the issue of these shares is registered by the Russian securities regulator. The Company can file this report with the regulator only after all of these 15,000,000 shares have been sold or, if only some of them are sold, then after May 18, 2005. In addition, the Russian securities regulator may take up to an additional 14 days after the filing of such report to register it.

The selling shareholders are contractually bound to transfer 97 per cent. of the gross proceeds of the international offering to the Company and to acquire 11,160,000 of the 15,000,000 newly issued shares. However, there is no assurance that the Company's shareholders of record as of January 12, 2004, other than the selling shareholders, will exercise their rights of pre-emption in respect of all of the remaining 3,840,000 of these 15,000,000 newly issued-shares. Newly issued shares in respect of which such rights of pre-emption are not exercised will, upon expiration of 45 days after the commencement of their placement, be offered for sale to investors in the over-the-counter market at the international offering price on a first-come first-served basis. There is no assurance that investors in the over-the-counter market will acquire all of these remaining newly issued shares.

Accordingly, investors or shareholders of record who acquire any of these newly issued shares should be aware that these shares may not be freely tradable for an uncertain period of time that could last as long as approximately one year from the date of this Information Memorandum, thereby seriously affecting the liquidity of these newly issued shares.

Furthermore, in certain circumstances, the Russian securities regulator or a court of law could invalidate the capital increase and/or the issuance of the shares thereunder, thereby entitling purchasers of any such shares to receive a refund from the Company of the purchase price paid by them. In the unlikely event that such an invalidation were to occur, the Company, RBC Cyprus, the selling shareholders and the lead managers will immediately initiate consultations with the aim of agreeing on measures to be taken to allow for a lawful and effective transfer of 97 per cent. of the gross proceeds of the offering to the Company and, to the extent that this agreement is reached, the Company, the selling shareholders and the lead managers will at the expense of the

Company take all such agreed measures to facilitate the completion or the regularization of such transfer.

Also see "Risk Factors–Risks Relating to the Company's Shares and the Trading Market for these Shares–Requirements of Russian law applicable to the 15,000,000 new shares comprising the Company's capital increase disallow immediate trading of these shares and may in certain circumstances cause such capital increase to be invalidated" beginning on page 31.

PLAN OF DISTRIBUTION

The Company, the selling shareholders, RBC Investments (Cyprus) Limited and the lead managers (namely, Aton Financial Holding, c/o Pws Corporate Services (Cayman) Limited, P.O. Box 219 GT Strathvale House, North Church Street, George Town, Grand Cayman, Cayman Islands, U.F.G.I.S. Trading Limited, 1 Naousis Street, Larnaca, Cyprus, and ZAO Investment company Troika Dialog, 4/10 Sadovaya-Triumfalnaya Street, Building 1, Moscow, Russia) have entered into a set of agreements with respect to the shares being offered and the transfer of proceeds arrangements related thereto. Subject to conditions set out in these agreements, each lead manager has severally agreed to procure purchasers for such number of the shares comprising the international offering as would be determined jointly by the lead managers and the selling shareholders on the pricing date of the international offering. All of these shares are being sold for the benefit of the Company by the selling shareholders through RBC Cyprus. The selling shareholders are not selling any shares for their own accounts. ABD Capital/City Capital Corporation is acting as financial advisor to the Company.

This international offering of shares includes an offering in Russia and an international private placement outside Russia. Aggregate costs borne by the Company in connection with the international offering and the preparation of this Information Memorandum are estimated to be $1.5 million.

The lead managers initially propose to procure purchasers for the shares at the price which will be agreed by the selling shareholders with the lead managers, to be acknowledged by the Company.

Upon completion of the international offering and the related capital increase, the Company's capital stock will consist of 115,000,000 issued and outstanding ordinary shares and 15,000,000 authorized but unissued ordinary shares.

The ordinary shares of the Company are traded on both the Moscow Interbank Currency Exchange (MICEX) and on the Russian Trading System (RTS) under the symbol "RBCI".

Each of the lead managers has acknowledged and agreed that it will comply with all applicable laws and regulations in each jurisdiction in which it acquires, offers, sells or delivers the Company's shares or has in its possession or distributes this Information Memorandum or any other material relating to the Company, the selling shareholders or the Company's shares. Each lead manager has also represented, warranted and agreed to comply with the selling restrictions set out at the beginning of this Information Memorandum.

Provisions relating to the transfer by the selling shareholders to the Company of 97 per cent. of the gross proceeds from the international offering, and the issuance and delivery by the Company to the selling shareholders of 11,160,000 newly issued as consideration therefor, form an integral part of the agreements among the Company, the selling shareholders, RBC Cyprus and the joint lead managers. In addition, such agreements also provides that if all or any part of this arrangement is invalidated for any reason, the Company, RBC Cyprus, the selling shareholders and the lead managers must immediately initiate consultations with the aim of agreeing on measures to be taken to allow for a lawful and effective transfer of 97 per cent. of the gross proceeds of the offering to the Company and, to the extent that this agreement is reached, the Company, the selling shareholders and the lead managers must at the expense of the Company take all such agreed measures to facilitate the completion or the regularization of such transfer. For more information, see "Risk Factors–Risks Relating to the Company's Shares and the Trading Market for these Shares–Requirements of Russian law applicable to the 15,000,000 new shares comprising the Company's capital increase disallow immediate trading of these shares and may in certain circumstances cause such capital increase to be invalidated" beginning on page 31.

The lead managers are providing, have provided, or may in the future provide, for customary advisory or transaction fees, as applicable, investment banking and other financial services to the Company and to the selling shareholders and their affiliates in the ordinary course of business.

RBC Information Systems

Consolidated Financial Statements

for the year ended 31 December 2003

Contents

KPMG Limited

11 Gogolevsky Boulevard
Moscow 119019
Russia

Tel. +7 (095) 937 4477
Fax +7 (095) 937 4400/99
www.kpmg.ru

Independent Auditor's Report

To the Management of

OAO RBC Information Systems

We have audited the accompanying consolidated balance sheet of OAO RBC Information Systems and its subsidiaries (the "Group") as of 31 December 2003 and the related consolidated statements of income, changes in equity and cash flows for the year then ended. These consolidated financial statements, as set out on pages 4 to 34, are the responsibility of the Group's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with International Standards on Auditing as issued by the International Federation of Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of 31 December 2003, and the results of its operations, changes in equity and cash flows for the year then ended in accordance with International Financial Reporting Standards promulgated by the International Accounting Standards Board.

KPMG Ltd

KPMG Limited

Moscow, Russian Federation

20 May 2004

	Note	2003 '000 RUR	2002 '000 RUR	2003 '000 USD*	2002 '000 USD*
Revenues	6	1,429,111	926,533	48,519	31,456
Cost of sales	7	(948,122)	(421,674)	(32,189)	(14,316)
Gross profit		**480,989**	**504,859**	**16,330**	**17,140**
Distribution expenses		(275,088)	(116,474)	(9,340)	(3,954)
Administrative expenses	8	(114,336)	(65,314)	(3,882)	(2,217)
Taxes, other than on profit		(5,846)	(9,384)	(198)	(319)
Other operating income/ (expenses)	9	(18,867)	48,930	(641)	1,661
Profit from operations		**66,852**	**362,617**	**2,269**	**12,311**
Net financing income	10	72,715	839	2,469	28
Profit before tax		**139,567**	**363,456**	**4,738**	**12,339**
Income tax expense	11	(30,552)	(70,796)	(1,037)	(2,403)
Net profit for the year		**109,015**	**292,660**	**3,701**	**9,936**
Basic earnings per share	21	1.09	3.09	0.04	0.10
Diluted earnings per share	21	1.07	3.09	0.04	0.10

The consolidated financial statements were approved on 20 May 2004.

Chief Executive Officer

German Kaplun

Chief Financial Officer

Dmitry Belik

The consolidated income statement is to be read in conjunction with the notes to and forming part of the consolidated financial statements set out on pages 11 to 34.

* *The USD equivalent figures are provided for information purposes only and do not form part of the audited consolidated financial statements – refer note 2(d).*

	Note	2003 '000 RUR	2002 '000 RUR	2003 '000 USD*	2002 '000 USD*
ASSETS					
Non-current assets					
Property, plant and equipment	12	716,719	325,879	24,333	11,064
Intangible assets	13	211,935	165,325	7,195	5,613
Available-for-sale investments	14	20	389	1	13
		928,674	**491,593**	**31,529**	**16,690**
Current assets					
Inventories	15	22,655	59,095	769	2,006
Trade and other receivables	16	400,174	235,560	13,586	7,998
Cash and cash equivalents	17	423,550	634,215	14,380	21,532
		846,379	**928,870**	**28,735**	**31,536**
Total assets		**1,775,053**	**1,420,463**	**60,264**	**48,226**

The consolidated balance sheet is to be read in conjunction with the notes to and forming part of the consolidated financial statements set out on pages 11 to 34.

* *The USD equivalent figures are provided for information purposes only and do not form part of the audited consolidated financial statements – refer note 2(d).*

	Note	2003 '000 RUR	2002 '000 RUR	2003 '000 USD*	2002 '000 USD*
EQUITY AND LIABILITIES					
Equity	18				
Share capital		134	134	5	5
Share premium		679,847	645,273	23,081	21,907
Retained earnings		472,610	363,595	16,045	12,344
		1,152,591	**1,009,002**	**39,131**	**34,256**
Non-current liabilities					
Loans and borrowings	19	163,816	132,968	5,561	4,515
Deferred tax liabilities	20	88,677	77,354	3,011	2,626
		252,493	**210,322**	**8,572**	**7,141**
Current liabilities					
Trade and other payables	22	369,969	201,139	12,561	6,829
		369,969	**201,139**	**12,561**	**6,829**
Total equity and liabilities		**1,775,053**	**1,420,463**	**60,264**	**48,226**

The consolidated balance sheet is to be read in conjunction with the notes to and forming part of the consolidated financial statements set out on pages 11 to 34.

* *The USD equivalent figures are provided for information purposes only and do not form part of the audited consolidated financial statements – refer note 2(d).*

	2003 '000 RUR	2002 '000 RUR	2003 '000 USD*	2002 '000 USD*
OPERATING ACTIVITIES				
Net profit for the year	109,015	292,660	3,701	9,936
Adjustments for:				
Non-cash sales	-	(7,627)	-	(259)
Depreciation and amortisation	165,300	74,460	5,612	2,528
Loss/(gain) on disposal of property, plant and equipment	18,306	(923)	622	(31)
Loss on disposal of intangible assets	9,888	-	336	-
Monetary gain related to deferred tax	-	(1,672)	-	(57)
Interest expense	41,920	7,570	1,423	257
Interest income	(32,687)	(67,614)	(1,110)	(2,296)
Income tax expense	30,552	70,796	1,037	2,404
Operating profit before changes in working capital	**342,294**	**367,650**	**11,621**	**12,482**
(Increase)/decrease in inventories	36,440	(45,401)	1,237	(1,541)
Increase in trade and other receivables	(174,205)	(174,594)	(5,914)	(5,928)
Decrease in other assets	-	69,078	-	2,345
Decrease in trade and other payables	(2,054)	(13,056)	(70)	(443)
Cash flows from operations before income taxes and interest paid	**202,475**	**203,677**	**6,874**	**6,915**
Income taxes paid	(12,252)	(4,501)	(416)	(153)
Interest paid	(29,905)	(7,570)	(1,015)	(257)
Cash flows from operating activities	**160,318**	**191,606**	**5,443**	**6,505**

The consolidated statement of cash flows is to be read in conjunction with the notes to and forming part of the consolidated financial statements set out on pages 11 to 34.

* *The USD equivalent figures are provided for information purposes only and do not form part of the audited consolidated financial statements – refer note 2(d).*

	2003 '000 RUR	2002 '000 RUR	2003 '000 USD*	2002 '000 USD*
INVESTING ACTIVITIES				
Proceeds from disposal of property, plant and equipment	3,891	1,560	132	53
Proceeds from disposal of investments	369	-	13	-
Interest received	42,278	55,614	1,435	1,888
Acquisition of property, plant and equipment	(467,583)	(156,860)	(15,875)	(5,325)
Acquisition of intangible assets	(126,918)	(132,008)	(4,309)	(4,482)
Acquisition of investments	-	(122)	-	(4)
Cash flows from investing activities	**(547,963)**	**(231,816)**	**(18,604)**	**(7,870)**
FINANCING ACTIVITIES				
Proceeds from issuance of share capital net of transaction costs	-	416,304	-	14,134
Proceeds from issuance of warrants	20,144	-	684	-
Proceeds from borrowings	156,836	-	5,325	-
Repayment of borrowings	-	(23,175)	-	(787)
Cash flows from financing activities	**176,980**	**393,129**	**6,009**	**13,347**
Net increase/(decrease) in cash and cash equivalents	**(210,665)**	**352,919**	**(7,152)**	**11,982**
Cash and cash equivalents at beginning of year	634,215	281,296	21,532	9,550
Cash and cash equivalents at end of year (note 17)	**423,550**	**634,215**	**14,380**	**21,532**

The consolidated statement of cash flows is to be read in conjunction with the notes to and forming part of the consolidated financial statements set out on pages 11 to 34.

* *The USD equivalent figures are provided for information purposes only and do not form part of the audited consolidated financial statements – refer note 2(d).*

'000 RUR	Share capital	Share premium	Treasury shares	Retained earnings	Total
Balance at 1 January 2002	116	228,987	-	70,935	300,038
Net profit for the period	-	-	-	292,660	292,660
Shares issued	18	446,219	-	-	446,237
Transaction costs	-	(29,933)	-	-	(29,933)
Balance at 31 December 2002	**134**	**645,273**	**-**	**363,595**	**1,009,002**
Net profit for the period	-	-	-	109,015	109,015
Warrants issued	-	18,612	-	-	18,612
Contribution by shareholders	-	15,962	-	-	15,962
Acquisition of treasury shares	-	-	63,327	-	63,327
Issuance of treasury shares	-	-	(63,327)	-	(63,327)
Balance at 31 December 2003	**134**	**679,847**	**-**	**472,610**	**1,152,591**

The consolidated statement of changes in equity is to be read in conjunction with the notes to and forming part of the consolidated financial statements set out on pages 11 to 34.

* *The USD equivalent figures are provided for information purposes only and do not form part of the audited consolidated financial statements – refer note 2(d).*

'000 USD*	Share capital	Share premium	Treasury shares	Retained earnings	Total
Balance at 1 January 2002	5	7,774	-	2,408	10,187
Net profit for the period	-	-	-	9,936	9,936
Shares issued	-	15,149	-	-	15,149
Transaction costs	-	(1,016)	-	-	(1,016)
Balance at 31 December 2002	**5**	**21,907**	**-**	**12,344**	**34,256**
Net profit for the period	-	-	-	3,701	3,701
Warrants issued	-	632	-	-	632
Contribution by shareholders	-	542	-	-	542
Acquisition of treasury shares	-	-	2,150	-	2,150
Issuance of treasury shares	-	-	(2,150)	-	(2,150)
Balance at 31 December 2003	**5**	**23,081**	**-**	**16,045**	**39,131**

The consolidated statement of changes in equity is to be read in conjunction with the notes to and forming part of the consolidated financial statements set out on pages 11 to 34.

* *The USD equivalent figures are provided for information purposes only and do not form part of the audited consolidated financial statements – refer note 2(d).*

1 Background

(a) Organisation and operations

OAO RBC Information Systems (the "Parent Company") and its subsidiaries (together referred to as the "Group") comprise Russian Federation open joint stock companies as defined in the Civil Code of the Russian Federation, and companies located abroad. The Parent Company's shares are traded on the Moscow Stock Exchange.

The Parent Company's registered office is at Russian Federation, Moscow, Profsoyuznaya street, 78.

The Group's principal activities are internet advertising, information services, operation of a satellite TV channel and development and selling of software. These services are rendered in the Russian Federation.

(b) Russian business environment

The Russian Federation has been experiencing political and economic change that has affected, and may continue to affect, the activities of enterprises operating in this environment. Consequently, operations in the Russian Federation involve risks that typically do not exist in other markets. The accompanying consolidated financial statements reflect management's assessment of the impact of the Russian business environment on the operations and the financial position of the Group. The future business environment may differ from management's assessment.

2 Basis of preparation

(a) Statement of compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") promulgated by the International Accounting Standards Board ("IASB") and interpretations issued by the International Financial Reporting Interpretations Committee of the IASB.

(b) Basis of measurement

The consolidated financial statements are prepared on the historical cost basis except that instruments held for trading and available-for-sale are stated at fair value; and the carrying amounts of non-monetary assets and equity items in existence at 31 December 2002 include adjustments for the effects of hyperinflation. In addition, all revenues and expenses in the comparative information have been restated for the effects of hyperinflation.

(c) Measurement and presentation currency

The national currency of the Russian Federation is the Russian Rouble ("RUR"), which is the Group's measurement currency and the currency in which these consolidated financial statements are presented. All financial information presented in RUR has been rounded to the nearest thousand.

(d) Convenience translation

The Group's measurement currency is RUR because it reflects the economic substance of the underlying events and circumstances of the company. In addition to presenting the consolidated

* *The USD equivalent figures are provided for information purposes only and do not form part of the audited consolidated financial statements – refer note 2(d).*

financial statements in RUR, supplementary information in USD has been prepared for the convenience of users of the financial statements.

The supplementary information has been prepared by translating from RUR to USD at the Official rate of the Central Bank of the Russian Federation as at 31 December 2003 of RUR 29.4545 to USD 1.

(e) Going concern

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realisation of assets and the satisfaction of liabilities in the normal course of business. The recoverability of the Group's assets, as well as the future operations of the Group, may be significantly affected by the current and future economic environment (see note (b)). The accompanying consolidated financial statements do not include any adjustments should the Group be unable to continue as a going concern.

(f) Use of estimates

Management has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with IFRS. Actual results could differ from those estimates.

3 Significant accounting policies

The following significant accounting policies have been applied in the preparation of the consolidated financial statements. These accounting policies have been consistently applied except for hyperinflation as described in note 2 (c).

(a) Basis of consolidation

(i) Subsidiaries

Subsidiaries are those enterprises controlled by the Group. Control exists when the Group has the power, directly or indirectly, to govern the financial and operating policies of an enterprise so as to obtain benefits from its activities. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control effectively commences until the date that control effectively ceases.

(ii) Transactions eliminated on consolidation

Intragroup balances and transactions, and any unrealised gains arising from intragroup transactions, are eliminated in preparing the consolidated financial statements. Unrealised losses are eliminated in the same way as unrealised gains except that they are only eliminated to the extent that there is no evidence of impairment.

* *The USD equivalent figures are provided for information purposes only and do not form part of the audited consolidated financial statements – refer note 2(d).*

(b) Foreign currencies

Transactions in foreign currencies are translated to RUR at the foreign exchange rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated to RUR at the foreign exchange rate ruling at that date. Foreign exchange differences arising on translation are recognised in the income statement. Non-monetary assets and liabilities denominated in foreign currencies, which are stated at historical cost, are translated to RUR at the foreign exchange rate ruling at the date of the transaction. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated to RUR at the foreign exchange rate ruling at the dates the fair values were determined.

(c) Inflation accounting

All amounts included in the comparative information have been adjusted for hyperinflation so that all RUR amounts are expressed in terms of the purchasing power of the RUR as at 31 December 2002. Adjustments for hyperinflation were calculated using conversion factors derived from the Russian Federation Consumer Price Index published by the Russian Statistics Agency, *GosKomStat.*

The Russian Federation ceased to be hyperinflationary with effect from 1 January 2003 and accordingly no adjustments have been made for the year ended 31 December 2003. The hyperinflation-adjusted carrying amounts of the Group's assets, liabilities and equity items as at 31 December 2002 became their carrying amounts as at 1 January 2003 for the purpose of subsequent accounting.

(d) Property, plant and equipment

(i) Owned assets

Property, plant and equipment is stated at cost less accumulated depreciation and impairment losses. The cost of self-constructed assets includes the cost of materials, direct labour and an appropriate proportion of production overheads.

Where an item of property, plant and equipment comprises major components having different useful lives, they are accounted for as separate items of property, plant and equipment.

(ii) Subsequent expenditure

Expenditure incurred to replace a component of an item of property, plant and equipment that is accounted for separately, is capitalised with the carrying amount of the component being written off. Other subsequent expenditure is capitalised only when it increases the future economic benefits embodied in the item of property, plant and equipment. All other expenditure is recognised in the income statement as an expense as incurred.

(iii) Depreciation

Depreciation is charged to the income statement on a straight-line basis over the estimated useful lives of the individual assets. Depreciation commences on the date of acquisition or, in respect of internally constructed assets, from the time an asset is completed and ready for use.

* *The USD equivalent figures are provided for information purposes only and do not form part of the audited consolidated financial statements – refer note 2(d).*

The estimated useful lives are as follows:

- TV equipment 5 years
- Computer equipment 5 years
- Office equipment 5 years
- Other assets 5 years.

(e) Intangible Assets

(i) Web-site

Costs relating to the development of a web site are capitalized if the site is functional in nature (i.e. it is designed to generate revenue from online sales).

Expenditure on design, content and appearance of the site is expensed as incurred.

(ii) Software

Software acquired is carried at historical cost less any accumulated amortisation and any accumulated impairment losses.

(iii) Research and development

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognised in the income statement as an expense as incurred.

Expenditure on development activities, whereby research findings are applied to a plan or design for the production of new or substantially improved products and processes, is capitalised if the product or process is technically and commercially feasible and the Group has sufficient resources to complete development. The expenditure capitalised includes the cost of materials, direct labour and an appropriate proportion of overheads. Other development expenditure is recognised in the income statement as an expense as incurred. Capitalised development expenditure is stated at cost less accumulated amortisation and impairment losses.

(iv) Subsequent expenditure

Subsequent expenditure on capitalised intangible assets is capitalised only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditure is expensed as incurred.

(v) Amortisation

Amortisation is charged to the income statement on a straight-line basis over the estimated useful lives of intangible assets from the date the asset is available for use. The estimated useful lives are as follows:

- Capitalised development costs 3 years
- Web site development costs 3 years
- Software 3 – 5 years

(f) Investments

Investments are recognised (derecognised) when the Group obtains (loses) control over the contractual rights inherent in that asset.

* *The USD equivalent figures are provided for information purposes only and do not form part of the audited consolidated financial statements – refer note 2(d).*

Except as outlined below, investments are accounted for as follows:

- Investments held for trading are stated at fair value with any resulting gain or loss recognised in the income statement.
- Investments held-to-maturity are stated initially at cost. Subsequent to initial recognition they are stated at amortised cost with any difference between cost and redemption value being recognised in the income statement over the period to maturity on an effective interest basis.
- Other investments are classified as available-for-sale and are stated at fair value, with any resultant gain or loss being recognised in the income statement.

The fair value of investments held for trading and available-for-sale is their quoted bid price at the balance sheet date. Investments in equity securities that are not quoted on a stock exchange, and where fair value cannot be estimated on a reasonable basis by other means, are stated at cost less impairment losses.

(g) Inventories

Inventories are stated at the lower of cost and net realisable value. Net realisable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

The cost of inventories is based on the first-in first-out principle and includes expenditure incurred in acquiring the inventories and bringing them to their existing location and condition. In the case of manufactured inventories and work in progress, cost includes an appropriate share of overheads based on normal operating capacity.

(h) Trade and other receivables

Trade and other receivables are stated at cost less impairment losses.

(i) Cash and cash equivalents

Cash and cash equivalents comprise cash on hand, balances with banks and highly liquid bank promissory notes.

(j) Impairment

The carrying amounts of the Group's assets, other than inventories and deferred tax assets, are reviewed at each balance sheet date to determine whether there is any indication of impairment. If any such indication exists, the assets' recoverable amounts are estimated. An impairment loss is recognised when the carrying amount of an asset exceeds its recoverable amount. Impairment losses are recognised in the income statement.

* *The USD equivalent figures are provided for information purposes only and do not form part of the audited consolidated financial statements – refer note 2(d).*

(k) Share capital

When share capital recognised as equity is repurchased, the amount of the consideration paid, including directly attributable costs, is deducted from equity.

(l) Loans and borrowings

Loans and borrowings are recognised initially at cost. Subsequent to initial recognition, loans and borrowings are stated at amortised cost with any difference between cost and redemption value being recognised in the income statement over the period of the borrowings on an effective interest basis.

(m) Trade and other payables

Trade and other payables are stated at cost.

(n) Income tax

Income tax for the year comprises current and deferred tax. Income tax is recognised in the income statement except to the extent that it relates to items recognised directly to equity, in which case it is recognised in equity.

Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Deferred tax is provided using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The following temporary differences are not provided for: goodwill not deductible for tax purposes; initial recognition of assets or liabilities that affect neither accounting nor taxable profit; and investments in subsidiaries where the Parent Company is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date.

A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

(o) Revenues

Revenue from the sale of goods is recognised in the income statement when the significant risks and rewards of ownership have been transferred to the buyer.

Revenue from services rendered is recognised in the income statement in proportion to the stage of completion of the transaction at the balance sheet date. The stage of completion is assessed by reference to surveys of work performed.

(p) Expenses

(i) Net financing costs

Net financing costs comprise interest expense on borrowings, the accretion of interest on provisions, interest income on funds invested, dividend income, foreign exchange gains and

* *The USD equivalent figures are provided for information purposes only and do not form part of the audited consolidated financial statements – refer note 2(d).*

losses, and gains and losses on the revaluation and disposal of investments held for trading and available-for-sale.

All interest and other costs incurred in connection with borrowings are expensed as incurred as part of net financing costs.

(q) Segment reporting

A segment is a distinguishable component of the Group that is engaged either in providing products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

4 Segment reporting

Segment information is presented in respect of the Group's business and geographical segments. The primary format, business segments, is based on the Group's management and internal reporting structure.

Inter-segment pricing is not determined on an arm's length basis.

Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items comprise mainly borrowings and expenses, and corporate assets and expenses.

(a) Business segments

The Group comprises the following main business segments:

Core business. Provision of internet advertising, information services and developing and selling of software products.

TV. Operation of satellite TV channel, as well as related services.

* *The USD equivalent figures are provided for information purposes only and do not form part of the audited consolidated financial statements – refer note 2(d).*

(i) Business segments

'000 RUR	Core business 2003	Core business 2002	TV 2003	TV 2002	Eliminations 2003	Eliminations 2002	Consolidated 2003	Consolidated 20
Revenue from external customers:	1,262,603	926,533	166,508	-	-	-	1,429,111	926
Total revenue from external customers	**1,262,603**	**926,533**	**166,508**	**-**	**-**	**-**	**1,429,111**	**926.**
Inter-segment revenue	23,429	-	4,611	-	(28,040)	-	-	
Total revenue	**1,286,032**	**926,533**	**171,119**	**-**	**(28,040)**	**-**	**1,429,111**	**926.**
Segment result	583,850	504,859	(96,941)	-	(5,920)		480,989	504
Unallocated expenses							(414,137)	(142.
Profit from operations							**66,852**	**362.**
Net financing income							72,715	
Income tax expense							(30,552)	(70.
Net profit for the year							**109,015**	**292.**
Segment assets	1,329,036	1,420,463	593,750	-	(147,733)	-	1,775,053	1,420
Segment liabilities	547,095	411,461	217,180	-	(141,813)	-	622,462	411

* *The USD equivalent figures are provided for information purposes only and do not form part of the audited consolidated financial statements – refer note 2(d).*

(i) Business segments

	Core business		TV		Eliminations		Consolidated	
'000 USD*	**2003**	**2002**	**2003**	**2002**	**2003**	**2002**	**2003**	**20(**
Revenue from external customers:	42,866	31,456	5,653	-	-	-	48,519	31
Total revenue from external customers	**42,866**	**31,456**	**5,653**	**-**	**-**	**-**	**48,519**	**31.**
Inter-segment revenue	795	-	157	-	(952)	-	-	
Total revenue	**43,661**	**31,456**	**5,810**	**-**	**(952)**	**-**	**48,519**	**31.**
Segment result	19,822	17,140	(3,291)	-	(201)		16,330	17
Unallocated expenses							(14,061)	(4.
Profit from operations							**2,269**	**12.**
Net financing income							2,469	
Income tax expense							(1,037)	(2.
Net profit for the year							**3,701**	**9.**
Segment assets	45,122	48,226	20,158	-	(5,016)	-	60,264	48
Segment liabilities	18,574	13,970	7,374	-	(4,815)	-	21,133	13

* *The USD equivalent figures are provided for information purposes only and do not form part of the audited consolidated financial statements – refer note 2(d).*

5 Acquisition and disposals of subsidiaries

On 14 February 2003 the Group acquired 100% shares in RBC Investments Cyprus Ltd for consideration paid in amount of RUR 52 thousand/USD* 2 thousand. Negative net identifiable assets of acquired company amounted to RUR 235 thousand/USD* 8 thousand.

On 8 December 2003 the Group disposed 100% shares of ZAO PH RBC for nil. The majority of assets and liabilities of ZAO PH RBC were transferred to other companies of the Group before disposal. At the date of disposal net identifiable assets of the company amounted to RUR 657 thousand/USD* 22 thousand.

6 Revenues

	2003	2002	2003	2002
	'000 RUR	'000 RUR	'000 USD*	'000 USD*
Revenues from advertising services	863,314	409,062	29,310	13,888
Revenues from developed software	468,136	430,300	15,894	14,609
Revenues from information services	94,808	80,802	3,219	2,743
Revenues from long-term contracts	2,853	6,369	96	216
	1,429,111	**926,533**	**48,519**	**31,456**

7 Cost of Sales

	2003	2002	2003	2002
	'000 RUR	'000 RUR	'000 USD*	'000 USD*
Outsourced cost of programming	(187,322)	(82,692)	(6,360)	(2,807)
Depreciation and amortization	(165,300)	(74,460)	(5,612)	(2,528)
Labour costs	(125,090)	(24,063)	(4,247)	(817)
Outsourced labour costs	(93,435)	(122,556)	(3,172)	(4,161)
Marketing communication	(89,592)	-	(3,042)	-
Cost of goods for trading	(87,073)	(65,524)	(2,956)	(2,225)
Information services	(58,504)	(38,771)	(1,986)	(1,316)
Cost of advertising services	(57,603)	-	(1,956)	-
TV signal distribution	(28,781)	-	(977)	-
Other	(55,422)	(13,608)	(1,881)	(462)
	(948,122)	**(421,674)**	**(32,189)**	**(14,316)**

* *The USD equivalent figures are provided for information purposes only and do not form part of the audited consolidated financial statements – refer note 2(d).*

8 Administrative expenses

	2003 '000 RUR	2002 '000 RUR	2003 '000 USD*	2002 '000 USD*
Wages and salaries	(43,966)	(28,817)	(1,493)	(978)
Repair	(15,724)	(3,904)	(534)	(133)
Consulting and legal	(8,635)	(10,343)	(293)	(351)
Communication	(7,511)	(4,415)	(255)	(150)
Rent	(4,529)	(1,397)	(154)	(47)
Stationary	(3,985)	(2,846)	(135)	(97)
Board of directors meeting	(3,895)	-	(132)	-
Insurance	(3,331)	-	(113)	-
Presentation and business trip expenses	(5,289)	-	(180)	-
Recruitment services	(2,016)	(5,220)	(68)	(177)
Housing	(3,321)	(1,123)	(112)	(38)
Other administrative expenses	(12,134)	(7,249)	(413)	(246)
	(114,336)	**(65,314)**	**(3,882)**	**(2,217)**

The average number of employees during 2003 was 1,060 (2002: 579).

9 Other operating income/(expenses)

	2003 '000 RUR	2002 '000 RUR	2003 '000 USD*	2002 '000 USD*
Loss on disposal of property, plant and equipment written-off	(18,306)	-	(622)	-
Loss on disposal of intangible assets	(9,888)	-	(336)	-
Rental income	4,861	4,650	165	158
Reversal of provisions	-	31,348	-	1,064
Income from renegotiation of liability	-	15,505	-	526
Other	4,466	(2,573)	152	(87)
	(18,867)	**48,930**	**(641)**	**1,661**

* *The USD equivalent figures are provided for information purposes only and do not form part of the audited consolidated financial statements – refer note 2(d).*

10 Net financing income

	2003 '000 RUR	2002 '000 RUR	2003 '000 USD*	2002 '000 USD*
Interest expense	(41,920)	(7,570)	(1,423)	(257)
Interest income	32,687	67,614	1,110	2,295
Loss on net monetary position	-	(44,723)	-	(1,518)
Foreign exchange loss	(13,516)	(3,256)	(459)	(111)
Gain from promissory notes	101,124	-	3,433	-
Borrowing and transaction costs	(5,660)	(11,226)	(192)	(381)
	72,715	**839**	**2,469**	**28**

11 Income tax expense

	2003 '000 RUR	2002 '000 RUR	2003 '000 USD*	2002 '000 USD*
Current tax expense				
Current year	(20,761)	(4,501)	(705)	(152)
	(20,761)	(4,501)	(705)	(152)
Deferred tax expense				
Origination and reversal of temporary differences	5,680	(66,295)	193	(2,251)
Net effect of change in tax rates	(15,471)	-	(525)	-
	(9,791)	(66,295)	(332)	(2,251)
	(30,552)	**(70,796)**	**(1,037)**	**(2,403)**

The Group's applicable tax rate is the corporate income tax rate of 24% (2002: 20%) and 24% for measuring deferred taxes (2002: 20%).

* *The USD equivalent figures are provided for information purposes only and do not form part of the audited consolidated financial statements – refer note 2(d).*

Reconciliation of effective tax rate:

	2003 '000 RUR	%	2002 '000 RUR	%
Profit before tax	139,567	100	363,456	100
Income tax at applicable tax rate	(33,496)	(24)	(72,691)	(20)
Income taxed at different rates	72,643	52	(5,457)	(1)
Change in tax rate	(15,471)	(11)	-	-
Non-deductible/non-taxable items	(54,228)	(39)	7,352	2
	(30,552)	**(22)**	**(70,796)**	**(19)**

	2003 '000 USD*	%	2002 '000 USD*	%
Profit before tax	4,738	100	12,339	100
Income tax at applicable tax rate	(1,137)	(24)	(2,468)	(20)
Income taxed at different rates	2,466	52	(185)	(1)
Change in tax rate	(525)	(11)	-	-
Non-deductible/non-taxable items	(1,841)	(39)	250	2
	(1,037)	**(22)**	**(2,403)**	**(19)**

* *The USD equivalent figures are provided for information purposes only and do not form part of the audited consolidated financial statements – refer note 2(d).*

12 Property, plant and equipment

'000 RUR	TV equipment	Computer equipment	Office equipment	Other assets	Equipment for installation	Total
Cost						
At 1 January 2003	-	245,132	11,616	15,506	111,580	383,834
Additions	259,257	138,679	14,465	5,598	86,027	504,026
Disposals	-	(29,752)	(5,858)	(3,664)	-	(39,274)
Transfers	118,167	-	-	(6,587)	(111,580)	-
At 31 December 2003	**377,424**	**354,059**	**20,223**	**10,853**	**86,027**	**848,586**
Depreciation						
At 1 January 2003	-	(51,741)	(2,855)	(3,359)	-	(57,955)
Depreciation charge	(43,979)	(37,006)	(8,420)	(1,584)	-	(90,989)
Disposals	-	13,835	2,844	398	-	17,077
At 31 December 2003	**(43,979)**	**(74,912)**	**(8,431)**	**(4,545)**	**-**	**(131,867)**
Net book value						
At 1 January 2003	**-**	**193,391**	**8,761**	**12,147**	**111,580**	**325,879**
At 31 December 2003	**333,445**	**279,147**	**11,792**	**6,308**	**86,027**	**716,719**

* *The USD equivalent figures are provided for information purposes only and do not form part of the audited consolidated financial statements – refer note 2(d).*

'000 USD	TV assets	Computer equipment	Office equipment	Other assets	Equipment for installation	Total
Cost						
At 1 January 2003	-	8,322	394	527	3,788	13,031
Additions	8,802	4,709	492	189	2,920	17,112
Disposals	-	(1,010)	(199)	(124)	-	(1,333)
Transfers	4,012	-	-	(224)	(3,788)	-
At 31 December 2003	**12,814**	**12,021**	**687**	**368**	**2,920**	**28,810**
Depreciation						
At 1 January 2003	-	(1,756)	(97)	(114)	-	(1,967)
Depreciation charge	(1,493)	(1,256)	(286)	(54)	-	(3,089)
Disposals	-	469	97	13	-	579
At 31 December 2003	**(1,493)**	**(2,543)**	**(286)**	**(155)**	-	**(4,477)**
Net book value						
At 1 January 2003	-	**6,566**	**297**	**413**	**3,788**	**11,064**
At 31 December 2003	**11,321**	**9,478**	**401**	**213**	**2,920**	**24,333**

* *The USD equivalent figures are provided for information purposes only and do not form part of the audited consolidated financial statements – refer note 2(d).*

13 Intangible assets

'000 RUR	Software	Web site	Development costs	Total
Cost				
At 1 January 2003	11,089	101,208	136,363	248,660
Additions	50,464	51,878	47,343	149,685
Disposals	(11,089)	-	(4,623)	(15,712)
At 31 December 2003	**50,464**	**153,086**	**179,083**	**382,633**
Amortisation				
At 1 January 2003	(3,689)	(29,270)	(50,376)	(83,335)
Amortisation charge	(5,499)	(36,347)	(51,341)	(93,187)
Disposals	3,689	-	2,135	5,824
At 31 December 2003	**(5,499)**	**(65,617)**	**(99,582)**	**(170,698)**
Net book value				
At 1 January 2003	**7,400**	**71,938**	**85,987**	**165,325**
At 31 December 2003	**44,965**	**87,469**	**79,501**	**211,935**

* *The USD equivalent figures are provided for information purposes only and do not form part of the audited consolidated financial statements – refer note 2(d).*

'000 USD*	Software	Web site	Development costs	Total
Cost				
At 1 January 2003	376	3,436	4,630	8,442
Additions	1,713	1,761	1,607	5,081
Disposals	(376)	-	(157)	(533)
At 31 December 2003	**1,713**	**5,197**	**6,080**	**12,990**
Amortisation				
At 1 January 2003	(125)	(994)	(1,710)	(2,829)
Amortisation charge	(187)	(1,233)	(1,744)	(3,164)
Disposals	125	-	73	198
At 31 December 2003	**(187)**	**(2,227)**	**(3,381)**	**(5,795)**
Net book value				
At 1 January 2003	**251**	**2,442**	**2,920**	**5,613**
At 31 December 2003	**1,526**	**2,970**	**2,699**	**7,195**

(a) Amortisation charge

The amortisation charge for the year is included in "cost of sales".

14 Available-for-sale investments

Available-for-sale investments stated at cost comprise unquoted equity securities in associates and subsidiaries. These subsidiary companies were not consolidated in the Group financial statements as the impact of consolidation would not be material to the Group financial statements. The associated companies were not accounted using equity method in the Group financial statements as the impact of this would not be material.

* *The USD equivalent figures are provided for information purposes only and do not form part of the audited consolidated financial statements – refer note 2(d).*

15 Inventories

	2003 '000 RUR	2002 '000 RUR	2003 '000 USD*	2002 '000 USD*
Raw materials and consumables	3,164	5,755	107	195
Work in progress	382	13,900	13	472
Finished goods and goods for resale	19,109	39,440	649	1,339
	22,655	**59,095**	**769**	**2,006**

16 Trade and other receivables

	2003 '000 RUR	2002 '000 RUR	2003 '000 USD*	2002 '000 USD*
Advances paid	123,171	56,662	4,182	1,923
Loans provided	108,993	93,871	3,700	3,187
VAT receivable	79,713	30,092	2,706	1,022
Accounts receivable – trade	52,662	36,724	1,788	1,247
Interest receivable	2,409	12,000	82	408
Other receivables	33,226	6,211	1,128	211
	400,174	**235,560**	**13,586**	**7,998**

17 Cash and cash equivalents

	2003 '000 RUR	2002 '000 RUR	2003 '000 USD*	2002 '000 USD*
Cash on hand	339	398	12	14
Bank balances	423,211	552,721	14,368	18,765
Cash equivalents	-	81,096	-	2,753
Cash and cash equivalents in the statement of cash flows	**423,550**	**634,215**	**14,380**	**21,532**

18 Equity

(a) Share capital and share premium

The authorised and issued share capital of the Group as of 31 December 2003 comprised 100,000,000 ordinary shares at par value of RUR 0,001 (2002: 100,000,000 ordinary shares at par value of RUR 0,001), fully paid.

* *The USD equivalent figures are provided for information purposes only and do not form part of the audited consolidated financial statements – refer note 2(d).*

(b) Dividends

In accordance with Russian legislation the Parent Company's distributable reserves are limited to the balance of accumulated retained earnings as recorded in the Parent Company's statutory financial statements prepared in accordance with Russian Accounting Principles. As of 31 December 2003 the Parent Company had cumulative retained earnings, including the profit for the current year, of RUR 1,940 thousand (USD 66 thousand converted at the closing exchange rate of 29.4545).

19 Loans and borrowings

This note provides information about the contractual terms of the Group's loans and borrowings.

	2003 '000 RUR	2002 '000 RUR	2003 '000 USD*	2002 '000 USD*
Non-current				
Unsecured bond issue	163,816	-	5,561	-
Unsecured loan	-	132,968	-	4,515
	163,816	**132,968**	**5,561**	**4,515**

For more information about the Group's exposure to interest rate and foreign currency risk, see note 23.

Terms and debt repayment schedule

In February 2003, the Group issued long-term 15% bonds with a par value of USD 6 million with maturity dates of February and May 2006. Subscribers to the Bonds will receive a warrant to acquire 10,000 shares in RBC Information Systems for every Bond held exercisable at any time after a 12 month period from issue of the Bonds. The warrant exercise price will be nil. Following their issue, the warrants will be detachable from the Bonds. The interest on the bonds is repayable on 30 June and 31 December in each year starting from 30 June 2003.

* *The USD equivalent figures are provided for information purposes only and do not form part of the audited consolidated financial statements – refer note 2(d).*

20 Deferred tax assets and liabilities

(a) Recognised deferred tax assets and liabilities

Deferred tax assets and liabilities are attributable to the following items:

'000 RUR	**Assets**		**Liabilities**		**Net**	
	2003	**2002**	**2003**	**2002**	**2003**	**2002**
Property, plant and equipment	-	-	(61,471)	(38,945)	(61,471)	(38,945)
Intangible assets	-	-	(29,493)	(31,587)	(29,493)	(31,587)
Inventories	-	-	(2,394)	(3,353)	(2,394)	(3,353)
Trade and other receivables	1,505	-	-	(1,686)	1,505	(1,686)
Loans and borrowings	-	-	(3,956)	(2,012)	(3,956)	(2,012)
Trade and other payables	6,276	229	-	-	6,276	229
Tax loss carry-forwards	856	-	-	-	856	-
Net tax assets/(liabilities)	**8,637**	**229**	**(97,314)**	**(77,583)**	**(88,677)**	**(77,354)**

'000 USD*	**Assets**		**Liabilities**		**Net**	
	2003	**2002**	**2003**	**2002**	**2003**	**2002**
Property, plant and equipment	-	-	(2,087)	(1,322)	(2,087)	(1,322)
Intangible assets	-	-	(1,002)	(1,073)	(1,002)	(1,073)
Inventories	-	-	(81)	(114)	(81)	(114)
Trade and other receivables	51	-	-	(57)	51	(57)
Loans and borrowings	-	-	(134)	(68)	(134)	(68)
Trade and other payables	213	8	-	-	213	8
Tax loss carry-forwards	29	-	-	-	29	-
Net tax assets/(liabilities)	**293**	**8**	**(3,304)**	**(2,634)**	**(3,011)**	**(2,626)**

* *The USD equivalent figures are provided for information purposes only and do not form part of the audited consolidated financial statements – refer note 2(d).*

(b) Movement in temporary differences during the year

'000 RUR	1 January 2003	Recognised in equity	Recognised in income	31 December 2003
Property, plant and equipment	(38,945)	-	(22,526)	(61,471)
Intangible assets	(31,587)	-	2,094	(29,493)
Inventories	(3,353)	-	959	(2,394)
Receivables	(1,686)	-	3,191	1,505
Loans and borrowings	(2,012)	(1,532)	(412)	(3,956)
Trade and other payables	229	-	6,047	6,276
Tax value of loss carry-forwards recognised	-	-	856	856
	(77,354)	**(1,532)**	**(9,791)**	**(88,677)**

'000 USD*	1 January 2003	Recognised in equity	Recognised in income	31 December 2003
Property, plant and equipment	(1,322)	-	(765)	(2,087)
Intangible assets	(1,073)	-	71	(1,002)
Inventories	(114)	-	33	(81)
Receivables	(57)	-	108	51
Loans and borrowings	(68)	(53)	(13)	(134)
Trade and other payables	8	-	205	213
Tax value of loss carry-forwards recognised	-	-	29	29
	(2,626)	**(53)**	**(332)**	**(3,011)**

21 Earnings per share

The calculation of basic earnings per share at 31 December 2003 was based on the net profit for the year and a weighted average number of ordinary and preference shares (see note 0) outstanding during the year of 100,000,000 (2002: 94,667,000).

* *The USD equivalent figures are provided for information purposes only and do not form part of the audited consolidated financial statements – refer note 2(d).*

The calculation of basic earnings per share at 31 December 2002 was based a weighted average number of ordinary shares outstanding during the year ended 31 December 2002 of 94,666,667.

Weighted average number of ordinary shares

In thousands of shares	2002
Issued ordinary shares at 1 January 2002	84,000
Effect of shares issued in April 2002	10,667
Weighted average number of ordinary shares at 31 December 2002	**94,667**

The dilutive potential shares equals to 1,130,000 shares which were issued under stock warrant (see note 19).

22 Trade and other payables

	2003	**2002**	**2003**	**2002**
	'000 RUR	**'000 RUR**	**'000 USD***	**'000 USD***
Payables to shareholders	136,347	-	4,629	-
Advances received	120,405	46,768	4,088	1,588
Accounts payable – trade	93,143	144,346	3,162	4,901
Other taxes payable	10,205	6,143	347	209
Income tax payable	8,509	-	289	-
Other payables and accrued expenses	1,360	3,882	46	131
	369,969	**201,139**	**12,561**	**6,829**

23 Financial instruments

Exposure to credit, interest rate and currency risk arises in the normal course of the Group's business.

(a) Credit risk

The Group does not require collateral in respect of financial assets. Credit evaluations are performed on all customers, other than related parties, requiring credit over a certain amount.

At the balance sheet date there were no significant concentrations of credit risk. The maximum exposure to credit risk is represented by the carrying amount of each financial asset in the balance sheet.

* *The USD equivalent figures are provided for information purposes only and do not form part of the audited consolidated financial statements – refer note 2(d).*

(b) Interest rate risk

Changes in interest rates impact primarily loans and borrowings by changing their fair value (fixed rate debt). Management does not have a formal policy of determining how much of the Group's exposure should be to fixed or variable rates. However, at the time of issuing new debt management uses its judgment to decide whether it believes that a fixed or variable rate would be more favourable to the Group over the expected period until maturity.

(c) Foreign currency risk

The Group incurs foreign currency risk on sales, purchases and borrowings that are denominated in a currency other than Russian rouble. The currencies giving rise to this risk are primarily USD and Euro. Management does not hedge the Group's exposure to foreign currency risk.

(d) Fair values

The fair value has been determined either by reference to the market value at the balance sheet date or by discounting the relevant cash flows using market interest rates for similar instruments. As a result of this exercise management believes that the fair value of its financial assets and liabilities approximates their carrying amounts.

24 Contingencies

(a) Insurance

The insurance industry in the Russian Federation is in a developing stage and many forms of insurance protection common in other parts of the world are not yet generally available. The Group does not have full coverage for its plant facilities, business interruption, or third party liability in respect of property or environmental damage arising from accidents on Group property or relating to Group operations. Until the Group obtains adequate insurance coverage, there is a risk that the loss or destruction of certain assets could have a material adverse effect on the Group's operations and financial position.

(b) Taxation contingencies

The taxation system in the Russian Federation is relatively new and is characterised by numerous taxes and frequently changing legislation, which is often unclear, contradictory and subject to interpretation. Often differing interpretations exist among the numerous taxation authorities and jurisdictions. Taxes are subject to review and investigation by a number of authorities, who are enabled by law to impose severe fines, penalties and interest charges.

These facts may create tax risks in the Russian Federation substantially more significant than in other countries. Management believes that it has provided adequately for tax liabilities based on its interpretation of tax legislation. However, the relevant authorities may have differing interpretations and the effects could be significant.

* *The USD equivalent figures are provided for information purposes only and do not form part of the audited consolidated financial statements – refer note 2(d).*

25 Significant subsidiaries

	Country of incorporation	Ownership/voting	
		2003	**2002**
ZAO RBC	Russia	100%	100%
ZAO RBC Soft	Russia	100%	100%
OOO RBC Centre	Russia	100%	100%
OOO Art Systems	Russia	100%	100%
RBC Information Systems N.V.	Netherlands	100%	100%
RBC Investments (Cyprus) Ltd	Cyprus	100%	100%
ZAO RBC TV	Russia	100%	100%
OOO Niken	Russia	100%	60%
OOO RBC TV Production	Russia	100%	100%
OOO Art Reklama	Russia	100%	100%
OOO Publishing House	Russia	-	100%

* *The USD equivalent figures are provided for information purposes only and do not form part of the audited consolidated financial statements – refer note 2(d).*

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ISSUER

OAO RBC Information Systems

78 Profsoyuznaya Street, Building 1
Moscow 117420 Russia

JOINT LEAD MANAGERS

Aton Capital Group

27 Pokrovka Street, Building 6
Moscow 103062 Russia

Deutsche UFG

10 Povarskaya Street
Moscow 121069 Russia

Nedcor House
20 Abchurch Lane
London EC4N 7AD

Troika Dialog

4 Romanov Pereulok
Moscow 125009 Russia

FINANCIAL ADVISORS TO THE COMPANY

ABD Capital SA

52/4 Kosmodamianskaya Naberezhnaya
Moscow 115054 Russia

City Capital Corporation Limited

56 Victoria Embankment
London EC4Y 0DZ

LEGAL ADVISOR TO THE JOINT LEAD MANAGERS

Freshfields Bruckhaus Deringer

14/2 Kadashevskaya Naberezhnaya
Moscow 119017 Russia

AUDITOR

KPMG
11 Gogolevsky Boulevard
Moscow 121019 Russia

EXHIBIT7

RBC notifies shareholders of pre-empive rights

Moscow, June 8, 2004 - With this letter OAO "RBC Information Systems" ("RBC" or "the Company") hereby brings to the attention of all of its shareholders of record as of January 12, 2004 ("Existing Shareholders") that the Company is planning to offer 15m additional common shares in the near future and to announce in this connection that they may exercise their rights of pre-emption in relation to this capital increase. This letter shall not be construed as an official notice of the capital increase, as according to the Russian legislation, the only official notices are those placed in Russian in a limited number of sources of information (including Rossiyskaya Gazeta).

The Existing Shareholders may exercise their rights of pre-emption in relation to the newly issued shares of the Company within 45 days after the commencement of their placement by submitting to the Company a written application on the acquisition of such shares ("the Application") together with an original or a notarized copy of a document confirming that the shareholder has paid for the shares that are being acquired. The list of Existing Shareholders can be obtained from the register of the Company's shareholders as of that date. The shareholders can buy the number of shares comprising the capital increase proportional to the number of ordinary shares in the Company they held on January 12, 2004.

The Application can be filed following publication of a notice regarding the possibility of an exercise of pre-emptive rights in the Rossiyskaya Gazeta periodical and until the date 45 days later. It must contain:

- A heading containing the words "Application to acquire shares of OAO "RBC Information Systems" under the rights of pre-emption" or "Заявление на преимущественное приобретение акций Открытого акционерного общества "РБК Информационные Системы" in Russian;
- Full name or official company name, address and identification number with the Russian Tax Ministry (if any) of the shareholder;
- For individuals: date and place of birth, passport number, date and place of issue, For companies: registration number at the unified state registry of legal entities (if any);
- Account number with the registrar and number of shares acquired;
- Bank information of the shareholder and the amount of funds transmitted to pay for the shares; and
- Reference to the enclosed original or a notarized copy of a document confirming that the shareholder has paid for the shares that are being acquired.

The Application must be signed by the shareholder or a party acting on the basis of a power of attorney. For legal entities a seal must be affixed if the entity's charter provides for such a seal. If a party acting on the basis of a power of attorney signs the Application an original or a notarized copy of the power of attorney must be enclosed. The Application and all supporting documents must be delivered to the following address by the shareholder or a party acting on the basis of a power of attorney: 78 Profsoyuznaya Street, Building 1, Moscow 117420, Russian Federation Monday through Friday 9.00 to 18.00 following publication of a notice regarding the possibility of an exercise of pre-emptive rights in the Rossiyskaya Gazeta periodical until the date 45 days later.

The shares must be paid for in full in rubles or US Dollars (according to the exchange rate of the Central Bank of the Russian Federation prevailing on the payment date). Bank details of the account to which the funds must be transferred are:

OOO Commercial Bank Makprombank
Leninsky Prospekt, 75/9, Moscow 119261, Russian Federation
BIC: 044552522
Taxpayer's identification number: 7736022535
Correspondent account number: 30101810400000000522
For payments in rubles: account number 40702810000000000403
For payments in US Dollars: account number 40702840900009100403

According to the Russian legislation all documentation relating to the Joint-Stock Companies must be in Russian. For the convenience of the shareholders who may not be familiar with the Russian securities legislation and/or the Russian language, the Company would like to provide them with a model text of the Application in Russian (enclosed as Appendix I) and in English (Appendix II). We strongly suggest that the Existing Shareholders appoint someone who is familiar with Russian laws and language to file the Application.

Yours truly,
German Kaplun

Investor contact: **Natalia Makeeva**
Tel: +7 (095) 363-1111 (ext. 1369), e-mail: ir@rbc.ru, Web: www.rbcinfosystems.com.

EXHIBIT8

MATERIAL FACT NOTICE
Information on Resolutions of General Meetings

1. Full corporate name of the issuer, including company type: ***OAO RBC Information Systems***
2. Issuer's address: ***75/9 Leninsky Prospekt, Moscow 119261***
3. Tax payer ID number assigned to the issuer by tax authorities: ***7736206959***
4. Issuer's unique code assigned by the registration authority: ***05214-A***
5. Material fact code – ***1005214A16062004***
6. Address of the website the issuer uses to post material fact notices: ***http://www.rbcinfosystems.ru***
7. Name of the periodical that the issuer uses for publication of material fact notices: ***"Supplement to the Bulletin of the Federal Commission for the Securities Market of Russia."***
8. General meeting type (annual, extraordinary): ***annual general shareholders' meeting***
9. How the general meeting was held: ***joint attendance without prior distribution of voting ballots***
10. Date and place of holding of the general meeting: ***June 8, 2004; Sheremetyevsky hall of Marriott Grand Hotel Moscow, 26 Tverskaya Street, Moscow***
11. General meeting quorum: ***The number of votes assigned to persons listed as eligible to vote on all items of the agenda in the annual general shareholders' meeting of OAO RBC Information Systems equals 100,000,000. Number of votes corresponding to the number of attendees of the annual general shareholders' meeting of OAO RBC Information Systems totals 74,015,424, or 74.02 percent of the total number of votes assigned to persons listed as eligible to take part in the annual general shareholders' meeting of OAO RBC Information Systems. A quorum is present.***
12. Issues put to vote and voting results:

1) Ratification of the Company's annual report; annual accounting statement, including a profit and loss statement (profit and loss accounts), as well as the Company's profit and loss distribution according to the results of 2003.
VOTING RESULTS:

74,000,424 votes in favor (99.98 percent);
no votes against;
no abstentions.

2) Approval of a new version of the Company's Articles of Association.
VOTING RESULTS:

74,000,413 votes in favor (99.98 percent);
no votes against;
11 abstentions (0 percent).

3) Approval of a new version of the Regulations of the Board of Directors"
VOTING RESULTS:

74,000,413 votes in favor (99.98 percent);
no votes against;
11 abstentions (0 percent).

4) Election of the Board of Directors of OAO RBC Information Systems
Voting results by nominees:

1. ***German Kaplun***

VOTING RESULTS:

Number of votes for the candidate: 74,001,113

2. ***Alexander Morgulchik***

VOTING RESULTS:

Number of votes for the candidate: 74,000,110

3. *Dmitry Belik*

VOTING RESULTS:

Number of votes for the candidate: 74,001,113

4. *Sergey Lukin*

VOTING RESULTS:

Number of votes for the candidate: 74,000,116

5. *Oleg Dyatlov*

VOTING RESULTS:

Number of votes for the candidate: 74,000,713

6. *Givi Topchishvili*

VOTING RESULTS:

Number of votes for the candidate: 74,000,113

7. *Ekaterina Lebedeva*

VOTING RESULTS:

Number of votes for the candidate: 74,000,613

8. *Leonid Khazan*

VOTING RESULTS:

Number of votes for the candidate: 74,000,113

9. *Yuri Mostovoy*

VOTING RESULTS:

Number of votes for the candidate: 74,000,613

10. *Hans-Joerg Rudloff*

VOTING RESULTS:

Number of votes for the candidate: 74,000,113

11. *Neil Osborn*

VOTING RESULTS:

Number of votes for the candidate: 74,000,113

12. *Michael Hammond*

VOTING RESULTS:

Number of votes for the candidate: 74,000,113

Number of votes "against all": 0
Number of abstentions from voting for all candidates: 132
Number of votes not distributed among candidates nominated: 0

5) Election of members of the Audit Commission of OAO RBC Information Systems
Voting results by candidates:

1. *Alexandra Savchenko*

VOTING RESULTS:

1,516,051 votes in favor (99 percent);
no votes against;
11 abstentions (0 percent).

2. Tatyana Knyazeva
VOTING RESULTS:

1,516,051 votes in favor (99 percent);
no votes against;
11 abstentions (0 percent).

3. Irina Solntseva
VOTING RESULTS:

1,516,051 votes in favor (99 percent);
no votes against;
11 abstentions (0 percent).

6) Approval of the Auditor of OAO RBC Information Systems
Voting results by candidates:
1) Appointment of KMPG Limited as the Company's auditor for international audit.

VOTING RESULTS:

74,000,413 votes in favor (99.98 percent);
no votes against;
11 abstentions (0 percent).

2) Appointment of OOO Online Audit as the Company's auditor for Russian audit.

VOTING RESULTS:

74,000,413 votes in favor (99.98 percent);
no votes against;
11 abstentions (0 percent).

7) Approval of related party transactions
1) Approval of extension of a loan of RUR117,500,000 (One hundred and seventeen million five hundred thousand rubles) by the Company to RBC Investments (Cyprus) Ltd. at an annual interest rate totaling 1 (one) percent. The beneficiary in the transaction is the lender, OAO RBC Information Systems.

VOTING RESULTS:

1,516,301 votes in favor (99.02 percent);
no votes against;
11 abstentions (0 percent).

2) Approval of extension of a loan of RUR30,003,000 (Thirty million three thousand rubles) by the Company to RBC Investments (Cyprus) Ltd., at an annual interest rate totaling 1 (one) percent. The beneficiary in the transaction is the lender, OAO RBC Information Systems.

VOTING RESULTS:

1,516,301 votes in favor (99.02 percent);
no votes against;
11 abstentions (0 percent).

3) Approval of extension of a loan of RUR15,000,000 (Fifteen million rubles) by the Company to RBC Investments (Cyprus) Ltd. at an annual interest rate totaling 1 (one) percent. The beneficiary in the transaction is the lender, OAO RBC Information Systems.

VOTING RESULTS:

1,516,301 votes in favor (99.02 percent);
no votes against;
11 abstentions (0 percent).

4) Approval of extension of a loan of RUR30,150,000 (Thirty million one hundred and fifty thousand rubles) by the Company to RBC Investments (Cyprus) Ltd. at an annual interest rate totaling 1 (one) percent. The beneficiary in the transaction is the lender, OAO RBC Information Systems.

VOTING RESULTS:

1,516,301 votes in favor (99.02 percent);
no votes against;
11 abstentions (0 percent).

5) Approval of extension of a loan of USD1,406,800 (One million four hundred and six thousand eight hundred US dollars) by the Company to RBC Investments (Cyprus) Ltd. at an annual interest rate, totaling 1 (one) percent. The beneficiary in the transaction is the lender, OAO RBC Information Systems.

VOTING RESULTS:

1,516,301 votes in favor (99.02 percent);
no votes against;
11 abstentions (0 percent).

6) Approval of extension of a loan of USD1,400,000 (One million four hundred thousand US dollars) to RBC Investments (Cyprus) Ltd. at an annual interest rate totaling 1 (one) percent. The beneficiary in the transaction is the lender, OAO RBC Information Systems.

VOTING RESULTS:

1,516,301 votes in favor (99.02 percent);
no votes against;
11 abstentions (0 percent).

7) Approval of extension of a loan of USD1,410,000 (One million four hundred and ten thousand US dollars) by the Company to RBC Investments (Cyprus) Ltd. at an annual interest rate totaling 1 (one) percent. The beneficiary in the transaction is the lender, OAO RBC Information Systems.

VOTING RESULTS:

1,516,301 votes in favor (99.02 percent);
no votes against;
11 abstentions (0 percent).

8) Approval of extension of a loan of RUR75,000,000 (Seventy five million rubles) by the Company to RBC Investments (Cyprus) Ltd. at an annual interest rate totaling 1 (one) percent. The beneficiary in the transaction is the lender, OAO RBC Information Systems.

VOTING RESULTS:

1,516,301 votes in favor (99.02 percent);
no votes against;

11 abstentions (0 percent).

9) Approval of extension of a loan of RUR38,000,000 (Thirty eight million rubles) by the Company to OOO Niken at an annual interest rate totaling 6 (six) percent. The beneficiary in the transaction is the lender, OAO RBC Information Systems.

VOTING RESULTS:

1,516,301 votes in favor (99.02 percent);
no votes against;
11 abstentions (0 percent).

10) Approval of extension of a loan of RUR42,000,000 (Forty two million rubles) by the Company to OOO Niken at an annual interest rate totaling 6 (six) percent. The beneficiary in the transaction is the lender, OAO RBC Information Systems.

VOTING RESULTS:

1,516,301 votes in favor (99.02 percent);
no votes against;
11 abstentions (0 percent).

11) Approval of extension of a loan of RUR40,000,000 (Forty million rubles) by the Company to OOO RBC TV Production at an annual interest rate totaling 6 (six) percent. The beneficiary in the transaction is the lender, OAO RBC Information Systems.

VOTING RESULTS:

1,516,301 votes in favor (99.02 percent);
no votes against;
11 abstentions (0 percent).

12) Approval of extension of a loan of RUR27,000,000 (Twenty seven million rubles) by the Company to OOO RBC TV Production at an annual interest rate totaling 6 (six) percent. The beneficiary in the transaction is the lender, OAO RBC Information Systems.

VOTING RESULTS:

1,516,301 votes in favor (99.02 percent);
no votes against;
11 abstentions (0 percent).

13) Approval of transactions that can be concluded in the future in the routine course of the Company's business between the Company and 1) RBC TV Closed Joint Stock Company to the amount of RUR300,000,000 (Three hundred million rubles); 2) RBC SOFT Closed Joint Stock Company to the amount of RUR300,000,000 (Three hundred million rubles); 3) RBC Holding Closed Joint Stock Company to the amount of RUR300,000,000 (Three hundred million rubles); 4)RosBusinessConsulting Closed Joint Stock Company to the amount of RUR300,000,000 (Three hundred million rubles); 5) RBC Center Limited Liability Company to the amount of RUR300,000,000 (Three hundred million rubles); 6) RBC Investments (Cyprus) Ltd. to the amount of RUR300,000,000 (Three hundred million rubles); 7) RBC Reklama to the amount of RUR300,000,000 (Three hundred million rubles); 8) RBC TV Production to the amount of RUR300,000,000 (Three hundred million rubles).

VOTING RESULTS:

1,516,301 votes in favor (99.02 percent);
no votes against;
11 abstentions (0 percent).

13. The general meeting thus resolved:

1. To approve the Company's annual report, annual accounting statement, including the profit and loss statement (profit and loss accounts). Not to pay dividend in 2003.

2. To approve a new version of the Company's Articles of Association.

3. To approve a new version of the Company's Regulations of the Board of Directors.

4. To appoint the following members for the Board of Directors:

1. German Kaplun
2. Alexander Morgulchik
3. Dmitry Belik
4. Sergey Lukin
5. Oleg Dyatlov
6. Givi Topchishvili
7. Ekaterina Lebedeva
8. Leonid Khazan
9. Yuri Mostovoy
10. Hans Joerg Rudloff
11. Neil Osborn
12. Michael Hammond

5. To appoint the following members of the Audit Commission:

1.Alexandra Savchenko
2. Tatyana Knyazeva
3. Irina Solntseva

6. To approve KPMG Limited as the Company's Auditor for holding international audit.

To approve OOO Online Audit as the Company's Auditor for holding Russian audit.

7. To approve extension of a loan of RUR117,500,000 (One hundred and seventeen million five hundred thousand rubles) by the Company to RBC Investments (Cyprus) Ltd. at an annual interest of 1 (one) percent. The beneficiary in the transaction is the lender, OAO RBC Information Systems.

To approve extension of a loan of RUR30,003,000 (Thirty million three thousand rubles) by the Company to RBC Investments (Cyprus) Ltd. at an annual interest of 1 (one) percent. The beneficiary in the transaction is the lender, OAO RBC Information Systems.

To approve extension of a loan of RUR15,000,000 (Fifteen million rubles) by the Company to RBC Investments (Cyprus) Ltd. at an annual interest rate of 1 (one) percent. The beneficiary in the transaction is the lender, OAO RBC Information Systems.

To approve extension of a loan of RUR30,150,000 (Thirty million one hundred and fifty thousand rubles) by the Company to RBC Investments (Cyprus) Ltd. at an annual interest rate of 1 (one) percent. The beneficiary in the transaction is the lender, OAO RBC Information Systems.

To approve extension of a loan of USD1,406,800 (One million four hundred and six thousand eight hundred US dollars) by the Company to RBC Investments (Cyprus) Ltd. at an annual interest of 1 (one) percent. The beneficiary in the transaction is the lender, OAO RBC Information Systems.

To approve extension of a loan of USD1,400,000 (One million four hundred thousand US dollars) by the Company to RBC Investments (Cyprus) Ltd. at an annual interest rate of 1 (one) percent. The beneficiary in the transaction is the lender, OAO RBC Information Systems.

To approve extension of a loan of USD1,410,000 (One million four hundred and ten thousand US dollars) by the Company to RBC Investments (Cyprus) Ltd. at an annual interest of 1 (one) percent. The beneficiary in the transaction is the lender, OAO RBC Information Systems.

To approve extension of a loan of RUR75,000,000 (Seventy five million rubles) by the Company to RBC Investments (Cyprus) Ltd. at an annual interest rate of 1 (one) percent. The beneficiary in the transaction is the lender, OAO RBC Information Systems.

To approve extension of a loan of RUR38,000,000 (Thirty eight million rubles) by the Company to OOO Niken at an annual interest rate of 6 (six) percent. The beneficiary in the transaction is the lender, OAO RBC Information Systems.

To approve extension of a loan of RUR42,000,000 (Forty two million rubles) by the Company to OOO Niken at an annual interest rate of 6 (six) percent. The beneficiary in the transaction is the lender, OAO RBC Information Systems.

To approve extension of a loan of RUR40,000,000 (Forty million rubles) by the Company to OOO RBC TV Production at an annual interest rate of 6 (six) percent. The beneficiary in the transaction is the lender, OAO RBC Information Systems.

To approve extension of a loan of RUR27,000,000 (Twenty seven million rubles) by the Company to OOO RBC TV Production at an annual interest rate of 6 (six) percent. The beneficiary in the transaction is the lender, OAO RBC Information Systems.

To approve transactions that can be concluded in the future in the routine course of the Company's business between the Company and 1) RBC TV Closed Joint Stock Company to the amount of RUR300,000,000 (Three hundred million rubles); 2) RBC SOFT Closed Joint Stock Company to the amount of RUR300,000,000 (Three hundred million rubles); 3) RBC Holding Closed Joint Stock Company to the amount of RUR300,000,000 (Three hundred million rubles); 4)RosBusinessConsulting Closed Joint Stock Company to the amount of RUR300,000,000 (Three hundred million rubles); 5) RBC Center Limited Liability Company to the amount of RUR300,000,000 (Three hundred million rubles); 6) RBC Investments (Cyprus) Ltd. to the amount of RUR300,000,000 (Three hundred million rubles); 7) RBC Reklama to the amount of RUR300,000,000 (Three hundred million rubles); 8) RBC TV Production to the amount of RUR300,000,000 (Three hundred million rubles).

General Director
OAO RBC Information Systems — Yury Rovensky
June 16, 2004

EXHIBIT9

"Information on the resolution of the Issuer's authorized body responsible for the approval of the emissive securities issue"

1. Full corporate name of the issuer, including the company type: ***RBC Information Systems Open Joint Stock Company***
2. Issuer's address: ***75/9 Leninsky Prospekt, Moscow 119261***
3. Taxpayer ID number assigned to the issuer by tax authorities: **7736206959**
4. Unique code assigned to the issuer by the registration authority: **05214-A**
5. Material fact code: **1105214A26042004**
6. Address of the website used by the issuer for publication of material fact notices: ***http://www.rbcinfosystems.ru***
7. Name of the periodical used by the issuer for publication of material fact notices: ***"Supplement to the Bulletin of the Federal Commission for the Securities Market of Russia"; Kommersant newspaper***
8. Issuer's administrative body, responsible for the resolution approving the additional securities issue: ***the Board of Directors***
9. Date of holding of the meeting of the issuer's administrative body to approve the decision on the additional securities issue: ***April 23, 2004***
10. Date of execution and number of the minutes of the meeting of the issuer's administrative body to approve the resolution on the additional securities issue: ***April 26, 2004; Minutes No. 29***
11. Type, category, series and other identification characteristics of securities to be placed: ***common registered non-documentary shares (hereinafter "Shares")***
12. Amount of securities to be placed, and par value per share: ***15,000,000 (Fifteen million) shares of a par value of RUR0.001 (one thousandth of a ruble) each***
13. Method of placement of the securities: ***public offering***
14. Offering price of the securities or procedure for determining the price (to be identified should the resolution on the (additional) securities issue contain information hereon): ***The offering price for the shares of the additional issue, to include the offering price for persons listed as having pre-emptive rights to acquire shares, shall be determined by the issuer's Board of Directors within the period starting on the date of state registration of the additional share issue, and ending on the start date of the placement. The issuer shall receive notice, indicating the share offering price, published in the news bulletins of the AK&M and Interfax information agencies, and on the issuer's Internet page www.rbcinfosystems.ru prior to the start date of placement of the securities (the information shall be published on the issuer's website subsequent to its publication in the news bulletins).***
15. The period (from the start date to the end date) of placement of the securities or the procedure to determine the period: ***The start date of placement of the securities of the additional issue shall be fixed by the Board of Directors of OAO RBC Information Systems. As such, the placement cannot commence until a two-week period has expired from the date of release of the information on state registration of the additional securities issue, and the date of granting a prospective buyer an opportunity to access the issue's state registration data, which have to be disclosed in compliance with the federal law "On the securities market" of the Russian Federation and regulations of the Federal Commission for the Securities Market of Russia.***

The end date of placement: The placement shall be completed within one year from the date of official registration of the additional securities issue.

16. Other terms and conditions of placement as set forth by the resolution on the issue:

Pursuant to Articles 40, 41 of the federal law "On joint stock companies", the issuer's shareholders shall enjoy a preemptive right to acquire additional shares placed by public subscription in amounts proportionate to the amount of the issuer's common shares in their possession.

The list of persons entitled to preemptive acquisition of shares shall be compiled on the strength of the issuer's shareholder register as of the date of the resolution on the authorized capital enlargement by issuing additional common shares (January 12, 2004).

The procedure of exercising the preemptive right to acquisition of the securities offered is identified in the resolution on the additional securities issue and in the prospectus.

The applications shall be submitted by persons having preemptive right to acquire shares within 45 consecutive days of the publication date of the notice of the opportunity to exercise the preemptive right to acquire shares (hereinafter "Notice") in the Rossiyskaya Gazeta newspaper.

shares in OAO RBC Information Systems, filing a written application for share acquisition (hereinafter "Application"), the original or notarized copy of the payment document for the purchased shares enclosed, with the issuer. The application shall contain information identified in the resolution on the additional share issue and the prospectus.

The application and any payment documents enclosed shall be delivered to: 78 building 1, Profsoyuznaya Street, Moscow, 117393, by the shareholder, or his (her) proxy supplied with a duly certified power of attorney to represent the shareholder.

The application can be submitted to the issuer from the date of the Notice's publication until the expiry date of the preemptive right validity period.

Placement of the additional share issue shall start with other buyers on the business day following the date of publication of the results of exercising the preemptive right to acquire shares of the additional issue. Placement with persons, not having the preemptive right to acquire shares of the additional issue, shall be effected on the strength of written applications/requests to acquire shares floated through share purchase agreements.

Prospective buyers shall file requests to acquire the shares in written form alongside the originals or notarized copies of payment documents for the total of shares claimed in the request at the offering price for persons not having the preemptive right to acquire shares of the additional issue. The request shall contain information identified by the resolution on the additional securities issue and the prospectus.

The request and any documents enclosed shall be delivered to: 78 building 1, Profsoyuznaya Street, Moscow 117393 by the buyer, or his (her) proxy, supplied with a duly certified power of attorney to represent the buyer.

Requests shall be accepted on Mondays to Fridays from 9 a.m. to 6 p.m. starting from the business day following the publication of the results of exercising the preemptive right to acquire shares of the additional issue until the end of the placement period.

Shares shall be paid for in full in the currency of the Russian Federation or foreign currency (US dollars) when purchased.

Banking details for transfers of payments for the additional shares are stated in the resolution of the additional share issue and the prospectus.

No payments by installments shall be deemed permissible.

Payments for the shares purchased shall be effected in terms of both the Russian currency and foreign currency (US dollars) at the rate set by the Bank of Russia for the date of the acquisition.

Shares of the issue shall be paid for prior to filing of the application/request for the shares.

The stake that renders additional issue placement invalid when not placed hasn't been determined.

The terms and conditions of placement of shares are set forth in the resolution on the additional share issue and the prospectus.

General Director
OAO RBC Information Systems — Yury Rovensky
April 26, 2004

EXHIBIT10

"Information of Possible Significance for the Value of the Issuer's Securities Offered Publicly and/or Outstanding

1. **Full corporate name of the issuer, including company type**: RBC Information Systems Open Joint Stock Company.
2. **Abbreviated corporate name of the issuer**: OAO RBC Information Systems.
3. **Issuer's address**: 75/9 Leninsky Prospekt, Moscow 119261.
4. **Taxpayer ID assigned to the issuer by tax authorities**: 7736206959.
5. **Unique code assigned to the issuer by the registration authority**: 05214-A.
6. **Address of the website used by the issuer to post information**: http://www.rbcinfosystems.ru.
7. **Information likely to be of significance for the value of the issuer's securities placed publicly and/or outstanding:** Pursuant to subparagraphs 1.13 and 1.14 of the "Provision on Information Disclosure by Issuers of Emissive Securities", ratified by the resolution of the Federal Commission for the Securities Market No. 03-32/PS, dated July 2, 2003, OAO RBC Information Systems (hereinafter "Issuer") reports that the Information Memorandum carrying the Issuer's data has been drawn up in English. The Issuer presumes that the contents of the document, when disclosed, can prove of significance for the value of the Issuer's securities placed publicly and/or outstanding.

The Russian version of the Information Memorandum of OAO RBC Information Systems is available on the Internet at http://www.rbcinfosystems.ru/ir/.

All interested parties can also examine the Information Memorandum document at: RBC Information Systems Open Joint Stock Company, 75/9 Leninsky Prospekt, Moscow 119261. Tel: 363-11-11, fax: 363-11-25.

General Director
OAO RBC Information Systems — Yury Rovensky

EXHIBIT11

Material Fact Notice

"Information on Issue of Securities by the Issuer"

1. Full corporate name of the issuer, including company type: **OAO RBC Information Systems**
2. The issuer's address: **75/9 Lenisnky Prospekt, Moscow 119261**
3. Taxpayer ID number assigned to the issuer by tax agencies: **7736206959**
4 The issuer's unique code, assigned by the registration authority: **05214-A**
5. The material fact's code: ***0505214A18052004***
6. Address of the website used by the issuer for publication of material fact notices: ***http://www.rbcinfosystems.ru***
7. Name of the periodical that the issuer uses for publication of material fact notices: **"Supplement to the Bulletin of the Federal Commission for the Securities Market of Russia;" the "Kommersant" newspaper**
8. Information on state registration of the additional issue of securities:

Kind, category (type), serial number and other identification marks of securities to be placed: **Common nominal non-documentary shares (hereinafter referred to as Shares)**

Amount of securities to be placed and the par value of each share: **15,000,000 (fifteen million) shares with a par value of 0.001 (1/1,000) rubles each**

Volume of the additional issue at the par value: **15,000 (fifteen thousand) rubles and zero kopecks**

Method of placement of securities: **Open subscription**

Granting of preemptive rights to acquire securities to the issuer's shareholders (participants): **In accordance with Articles 4 and 41 of the Federal Law "On Joint-Stock Companies," the issuer's shareholders shall have a preemptive right to acquire additional shares placed by means of open subscription proportional to the amount of the issuer's common shares they own. The procedure for executing the preemptive right to acquire securities to be placed is stipulated in Clause 8.5 of the "Resolution on Additional Issue of Securities" and Clause 9.3 of the "Securities Prospectus."**

Date of creating the register of persons having a preemptive right to acquire additional shares; date of the issuer making a decision on increasing the authorized capital by means of issuing additional common shares (January 12, 2004).

Completion of registration (absence of registration) of the securities prospectus simultaneously with the state registration of the additional issue of these securities: **the securities prospectus has been registered simultaneously with the state registration of the additional issue of securities**.

Procedure for providing access to information from the securities prospectus, including the Internet address for publishing the text of the securities prospectus: **Within 3 (three) days after the date of state registration of the additional issue of Shares, the issuer shall publish the text of the registered securities prospectus on its website at: http://www.rbcinfosystems.ru. The text of the registered securities prospectus will be accessible on the Internet at: http://www.rbcinfosystems.ru, beginning on the date of its publication on the Internet, for at least six months after the date of publication of the registered report on the results of the additional issue of Shares on the Internet.**

Beginning on the 3rd (third) day after the date of state registration of the additional issue of shares, all interested parties will be allowed to review the "Resolution on Additional Issue of Securities" and Clause 9.3 of the "Securities Prospectus" in the company's office:

OAO RBC Information Systems
Address: 75/9 Leninsky Prospekt, Moscow 119261
Postal address: 75/9 Leninsky Prospekt, Moscow 119261
Tel: 363-11-11 Fax: 363-11-25

Website: www.rbcinfosystems.ru

Beginning the date of publication of the notice about state registration of the additional issue of securities, any interested person shall be entitled to receive a copy certified by the issuer or a notarized copy of "Resolution on Additional Issue of Securities" and Clause 9.3 of the "Securities Prospectus" in the above-mentioned office, for a fee not exceeding the cost of copying these documents.

Signing of the securities prospectus by the financial consultant on the securities market: **The securities prospectus has been signed by the financial consultant on the securities market.**

Full corporate name of the financial consultant: **OAO Federal Stock Corporation**
Short corporate name: OAO FSC
Address: 25 Ostozhenka St., Moscow 119034
Date of state registration of the additional issue of securities: **May 18, 2004**
Registration agency's name: **Regional Department of the Federal Commission for the Securities Market of Russia in the Central Federal District**
State registration number of the additional issue of securities: **1-03-05214-A-002D**
Date of placement of securities and procedure for setting the placement date: **Date of the beginning of placement of securities for this additional issue shall be set by the Board of Directors of OAO RBC Information Systems. The schedule for publishing the issuer's notice about the date of the beginning of placement of securities is as follows:**

- **On the newslines of the AKM and Interfax news agencies: no later than 5 (five) days prior to the date of the beginning of placement of securities;**
- **On the website: www.rbcinfosystems.ru – no later than 4 (four) days prior to the date of the beginning of placement of securities;**

Furthermore, the placement shall not begin earlier than two weeks after the date of disclosing information on state registration of the additional issue of securities and giving all potential acquirers access to information on state registration of the issue, which shall be disclosed in accordance with the Federal Law of the Russian Federation "On the Securities Market" and regulations of the Federal Commission for the Securities Market of Russia.

The schedule for the issuer publishing a notice about state registration of the additional issue of shares shall be as follows:

- **On the newslines of the Interfax and AKM news agencies: no later than 3 (three) days after the date of state registration of the additional issue of shares;**
- **On the issuer's website at www.rbcinfosystems.ru: no later than 3 (three) days after the date of state registration of the additional issue of shares (however, after the publication of this information on the newslines);**
- **In the "Kommersant" newspaper: no later than 5 (five) days after the state registration of the additional issue of shares.**

The issuer shall also publish a notice about state registration of the additional issue of shares in the "Supplement to the Bulletin of the Federal Commission for the Securities Market of Russia."

Date of ending of the placement:
The placement shall be completed no later than 1 year after the date of state registration of the additional issue of securities.
Offering price of the securities and procedure for setting the price: **The offering price of shares for the additional issue, including the offering price for persons on the list of**

persons having a preemptive right to acquire shares, shall be set by the Board of Directors of the issuer during the period from the day of state registration of the additional issue of shares to the date when the placement of the shares begins. The issuer shall publish a notice about the offering prices of the shares on the newslines of the AKM and Interfax news agencies, and on the issuer's website at www.rbcinfosystems.ru, no later than the date of the beginning of placement of the securities (however, information on the issuer's website shall be disclosed after its publication on the newslines).

General Director
OAO RBC Information Systems　　　　Yury Rovensky
May 18, 2004

EXHIBIT12

NOTICE
THE CREATION OF ISSUER'S SOLE AND COLLEGIAL EXECUTIVE AGENCIES

1. Full corporate name of the issuer, including company type: ***RBC Information Systems Open Joint Stock Company***
2. The issuer's address: **75/9 Leninsky Prospekt, Moscow 119261**
3. Taxpayer ID number assigned to the issuer by tax agencies: *7736206959*
4. The issuer's unique code, assigned by the registration authority: ***05214-A***
5. Address of the website used by the issuer for publication of essential factual information: **http://www.rbcinfosystems.ru/info/**
6. Date of the meeting of the issuer's board of directors (supervisory board), where it was decided to establish a sole and a collegial executive agency – ***July 21, 2004.***
7. Date of composing the minutes of the meeting of the board of directors (supervisory board) and the number of the minutes: ***Minutes No. 31 dated July 23, 2004.***
8. The decision made by the issuer's board of directors (supervisory board) –
   a) To elect Yury Rovensky as General Director of the Company.
   b) To elect the following members of the Executive Board:
      1. Artemiy Inyutin
      2. Alexey Kuzovkin
      3. Yekaterina Lebedeva
9. Additional information:

   Yury Rovensky
   Stake in the authorized capital of the issuer: 0
   Stake of common shares of the issuer: 0
   Stake in the authorized capital of the issuer's subsidiaries: 0
   Stake of common shares in the issuer's subsidiaries: 0
   Stake of common shares of the issuer or/and its subsidiaries that this person may acquire as a result of the implementation of the rights for options of the issuer and/or its subsidiaries given to this person: 0

   Artemiy Inyutin
   Stake in the authorized capital of the issuer: 0
   Stake of common shares of the issuer: 0
   Stake in the authorized capital of the issuer's subsidiaries: 0
   Stake of common shares in the issuer's subsidiaries: 0
   Stake of common shares of the issuer or/and its subsidiaries that this person may acquire as a result of the implementation of the rights for options of the issuer and/or its subsidiaries given to this person: 0

   Alexey Kuzovkin
   Stake in the authorized capital of the issuer: 0
   Stake of common shares of the issuer: 0
   Stake in the authorized capital of the issuer's subsidiaries: 0
   Stake of common shares in the issuer's subsidiaries: 0
   Stake of common shares of the issuer or/and its subsidiaries that this person may acquire as a result of the implementation of the rights for options of the issuer and/or its subsidiaries given to this person: 0

   Ekaterina Lebedeva
   Stake in the authorized capital of the issuer: 0
   Stake of common shares of the issuer: 0
   Stake in the authorized capital of the issuer's subsidiaries: 0
   Stake of common shares in the issuer's subsidiaries: 0
   Stake of common shares of the issuer or/and its subsidiaries that this person may acquire as a result of the implementation of the rights for options of the issuer and/or its subsidiaries given to this person: 0

General Director
OAO RBC Information Systems
July 23, 2004

Yury Rovensky

EXHIBIT13

MATERIAL FACT NOTICE

"INFORMATION ON THE ISSUE OF SECURITIES"

1. Full corporate name of the issuer, including company type: ***RBC Information Systems Open Joint Stock Company***
2. The issuer's address: ***75/9 Leninsky Prospekt, Moscow 119261***
3. Taxpayer ID number assigned to the issuer by tax agencies: *7736206959*
4. The issuer's unique code, assigned by the registration authority: ***05214-A***
5. The material fact's code: ***0505214A19112004***
6. Address of the website used by the issuer for publication of material fact notices: www.rbcinfosystems.ru/info
7. Name of the periodical used by the issuer for publication of material fact notices: ***"Supplement to the Bulletin of the Federal Commission for the Securities Market of Russia."***
8. Information on state registration of a report on the results of the additional issue of securities:

   Kind, category (type), series, and other identification marks of the placed securities: ***common registered non-documentary shares (hereinafter referred to as Shares)***.

   State registration number of the additional issue of securities **1-03-05214-A-002D**; date of the state registration of the additional issue of securities **May 18, 2004**.

   Name of the registration agency that implemented the state registration of the additional issue of securities – **Regional Department of the Federal Commission for the Securities Market of Russia (FCSM) in the Central Federal District**

   The number of placed securities and the par value of each security placed – ***15,000,000 (fifteen million) at a par value of RUR0.001 (one thousandth of a ruble) each.***

   Share of the actually placed securities – ***100 percent***

   Volume of the additional issue of securities placed at the par value: ***RUR15,000 (fifteen thousand).***

   Method of placement – ***public offering***

   Start date of the placement of securities: ***August 2, 2004.***

   End date of the placement of securities: ***October 12, 2004.***

   Registration (the absence of registration) of the securities prospectus, along with the state registration of the additional issue of these securities – ***Securities Prospectus was registered along with the state registration of the additional issue of securities.***

   Signing of the securities prospectus by the securities market's financial consultant – ***The securities prospectus was signed by a financial consultant on the securities market***

   Regulations for providing access to information contained in the report on the results of the additional issue of securities and securities prospectus, including the address of the Internet website where the text of the report on the results of the additional issue of securities is published – ***No later than 3 (three) days from the date of the state registration of the report on the results of the additional issue of Shares, the issuer is to publish on its web page on the Internet the text of the registered report on the results of the additional issue of Shares.***

   From the date of its publication on the Internet, the text of the registered report on the results of the additional issue of Shares is to be available on the Internet for at least 6 (six) months from the date of publication of the registered report on the results of the additional issue of Shares on the Internet.

   Starting on the 3rd (third) day from the date of the state registration of the report on the results of the additional issue of Shares, all interested parties may familiarize themselves with the report on the results of the additional issue of Shares at the following addresses:

   RBC Information Systems Open Joint Stock Company

   Location: 75/9 Leninsky Prospekt, Moscow 119261

Mail address: 75/9 Leninsky Prospekt, Moscow 119261
Tel.: (095) 3693-1111 Fax: (095) 363-1125
URL: www.rbcinfosystems.ru
From the date of the publishing of the report on the results of the additional issue of Shares, any interested person has the right to receive a copy of the report on the results of the additional issue of Shares at a price not exceeding the expense on copying this document at the above-mentioned addresses. This copy is to be either certified by the issuer or a notary.
Full corporate name of the financial consultant –***Federal Stock Corporation Open Joint Stock Company***
Short corporate name: OAO FSC
Location: 25, Ostozhenka Street, Moscow, 119034
Date of the state registration of the report on the results of the additional issue of securities: ***November 19, 2004.***
Name of the registration agency that implemented the state registration of the additional issue of securities – ***Regional Department of the Federal Commission for the Securities Market of Russia (FCSM) in the Central Federal District***

General Director

OAO RBC Information Systems   Yury Rovensky

November 19, 2004

EXHIBIT14

MATERIAL FACT NOTICE

"INFORMATION ON ISSUER'S SINGLE TRANSACTIONS, WHOSE AMOUNT OR COST OF PROPERTY TOTALS 10 OR MORE PERCENT OF THE ISSUER'S ASSETS ON THE TRANSACTION DATE"

1. Full corporate name of the issuer, including company type: **RBC Information Systems Open Joint Stock Company**
2. The issuer's address: **75/9 Leninsky Prospekt, Moscow 119261**
3. Taxpayer ID number assigned to the issuer by tax agencies: **7736206959**
4. The issuer's unique code, assigned by the registration authority: **05214-A**
5. The material fact's code: **0405214A12102004**
6. Address of the website used by the issuer for publication of material fact notices: www.rbcinfosystems.ru/info
7. Name of the periodical used by the issuer for publication of material fact notices: **"Supplement to the Bulletin of the Federal Commission for the Securities Market of Russia."**
8. Type and subject of the transaction: purchase and sale of **common registered non-documentary shares**
9. Information on the transaction's approval, in case this transaction is material or a related-party transaction: **the transaction is neither material nor a related-party transaction.**
10. Content of the transaction, including the civil rights and liabilities, whose establishment, alteration or termination is targeted by the concluded contract: **the Seller agrees to transfer ownership, and the Buyer agrees to accept it and pay for 2,232,172 (two million two hundred and thirty two thousand one hundred and seventy two) common registered non-documentary shares of the additional issue (the state registration number 1-03-05214-A-002D, dated May 18, 2004) of OAO RBC Information Systems.**
11. Deadline for fulfillment of the liabilities under the transaction; the parties and beneficiaries; the transaction amount in monetary terms and in interest of the issuer's asset value, unless this data constitutes a state or commercial secret: **the transaction's amount totals 123,081,964 (one hundred and twenty three million eighty one thousand nine hundred and sixty four) rubles, 08 kopecks, which constitutes 18.09 percent of the issuer's asset value; the liabilities under the transaction have been fulfilled; the parties and beneficiaries of the transaction are OAO RBC Information Systems and SIBAT Closed Joint Stock Company**.
12. The cost of issuer's assets as of the end of the accounting period (a month, a quarter, a year) prior to the completion of the transaction (the date of contract), and with respect to which the fixed period for submitting accounting statements has expired: **680,353 rubles as of July 1, 2004.**
13. The transaction date (the date of the contract): **October 12, 2004**

General Director

OAO RBC Information Systems LS Yury Rovensky

October 12, 2004

EXHIBIT15

MATERIAL FACT NOTICE

"INFORMATION ON ISSUER'S SINGLE TRANSACTIONS, WHOSE AMOUNT OR COST OF PROPERTY TOTALS 10 OR MORE PERCENT OF THE ISSUER'S ASSETS AS OF THE TRANSACTION DATE"

1. Full corporate name of the issuer, including company type: **RBC Information Systems Open Joint Stock Company**
2. The issuer's address: **75/9 Leninsky Prospekt, Moscow 119261**
3. Taxpayer ID number assigned to the issuer by tax agencies: **7736206959**
4. The issuer's unique code, assigned by the registration authority: **05214-A**
5. The material fact's code: **0405214A27022004**
6. Address of the website used by the issuer for publication of material fact notices: www.rbcinfosystems.ru/info
7. Name of the periodical used by the issuer for publication of material fact notices: **"Supplement to the Bulletin of the Federal Commission for the Securities Market of Russia."**
8. Type and subject of the transaction: **credit allocation**
9. Information on the transaction's approval in case this transaction is material or a related-party transaction: **the transaction was approved by minutes No. 26 dated February 12, 2004 of the board of directors.**
10. Content of the transaction, including the civil rights and liabilities, whose establishment, alteration or termination is targeted by the concluded transaction: **the creditor opens a credit line to the borrower and the borrower is obliged to repay the credit, interest and commission.**
11. Deadline for fulfilling the liabilities under the transaction; the parties and beneficiaries; the transaction amount in monetary terms and in interest of the issuer's asset value, unless this data constitutes a state or commercial secret: **the credit line is allocated under the following conditions: the credit line's limit is USD4,500,000; the interest rate is 13.25 percent a year; the commission for the opening and maintaining the loan account is USD96,450;the maximum amount of the contract will total approximately 32 percent of the issuer's assets, depending on the credit amount; the credit is allocated for 5 years; the parties of the transaction are OAO RBC Information Systems and OOO Moskommertzbank commercial bank; the beneficiary is OOO Moskommertzbank commercial bank.**
12. The cost of issuer's assets as of the end of the accounting period (a month, a quarter, a year) prior to the completion of the transaction (the date of contract), and with respect to which the fixed period for submitting accounting statements has expired: **as of October 1, 2003 – 562,354 rubles**
13. The transaction date (the date of the contract) – **February 27, 2004**

General Director

OAO RBC Information Systems LS Yury Rovensky

March 18, 2004

EXHIBIT16

NOTICE
"ON THE OFFERING PRICE OF ISSUED SECURITIES OR THE PROCEDURE FOR DETERMINING IT"

1. Full and short corporate names of the issuer, including company type: ***Open Joint Stock Company RBC Information Systems, OAO RBC Information Systems.***
2. Address of the issuer: **75/9 Leninsky Prospekt, Moscow, 119261.**
3. Address of the website (websites) used by the issuer for publication of information to be disclosed during different stages of the securities issue - ***http://www.rbcinfosystems.ru.***
4. Name of the periodical (periodicals) in which the issuer publishes information to be disclosed during different stages of the securities issue - ***Supplement to the Bulletin of the Federal Service for Financial Markets; Kommersant newspaper.***

5. Information about securities offered:

Type, category, series, and other identification characteristics of securities - ***common registered non-documentary shares (hereinafter referred to as Shares)***;

State registration number of the issue (additional issue) of securities and the date of state registration- ***1-03-05214-A-002D dated May 18, 2004;***

Name of registration authority carrying out state registration of the securities issue (additional securities issue) - ***Regional Department of the Federal Commission for the Securities Market of Russia in the Central Federal District***;

Number of securities offered and their face value - ***15,000,000 (fifteen million) securities, at face value of 0.001 rubles (one thousandth of a ruble) each;***

Total face value of the securities issue (additional securities issue): ***15,000 (fifteen thousand) rubles 00 kopecks;***
Method of placement - ***public offering;***

Period (dates of commencement and completion) of the placement of securities or the procedure for determining it -
Start date of placement: June 2, 2004;
End date of placement: Placement shall be completed not later than 1 year following the date of state registration of the additional securities issue.
Form of payment for securities offered - ***Shares shall be paid for in the currency of the Russian Federation or in foreign currency (in US dollars at the exchange rate set by the Central Bank of the Russian Federation for the time when payment is made for shares) at the time of their acquisition, in full, in accordance with the Decision on the additional share issue and the Prospectus for the issue.***
6. Offering price of securities or the procedure to determine it in the form of a formula with variables, the meaning of which cannot be changed at the will of the issuer- ***55 (fifty five) rubles 14 kopecks per share. Offering price of Shares for Company shareholders exercising their preemptive rights: 53 (fifty three) rubles 49 kopecks per each share.***
7. Governing body of the issuer that passed the decision on determining the offering price (procedure to determine the offering price); date of passing the decision on the offering price; date of composure and the number of minutes of the meeting (conference) of a governing body of the issuer, at which the decision was made on determining the offering price (procedure of determining the offering price) -
Governing body of the issuer that passed the decision on determining the offering price (procedure of determining the offering price): Board of Directors;
Date of passing the decision on the offering price: June 24, 2004;

Date of composure and the number of the minutes of the meeting (conference) of the governing body of the issuer: Minutes No. 30 dated June 25, 2004.

General Director
OAO RBC Information Systems   Yury Rovensky
June 25, 2004

EXHIBIT17

"Notice regarding the results of exercise of the preemptive right to buy shares"

1. **Full corporate name of the issuer, including company type:** Open Joint Stock Company RBC Information Systems.
2. **Short corporate name of the issuer, including company type:** OAO RBC Information Systems.
3. **Address of the issuer**: 75/9 Leninsky Prospekt, Moscow, 119261.
4. **Taxpayer ID number assigned to the issuer by tax agencies**: 7736206959.
5. **The issuer's unique code, assigned by a registration authority**: 05214-A.
6. **Address of the website used by the issuer for the publication of information**: http://www.rbcinfosystems.ru.
7. Information that may have a significant influence on the price of publicly offered securities, and/or securities already in public circulation, of the issuer: OAO RBC Information Systems (Issuer) in accordance with the provisions of sections 1.13 and 1.14 "Regulations on the disclosure of information by securities issuers", confirmed by the Federal Securities Commission of the Russian Federation of July 2, 2003 No. 03-32/PS, reports that the Board of Directors of OAO RBC Information Systems has summed up the results of the exercising of preemptive rights. According to the records of accepting applications for the exercise of preemptive rights, 11,767,828 shares have been purchased. Other additionally issued shares to the amount of 3,232,172 shares shall be sold to third parties. Minutes of the Board of Directors No. 32 dated August 17, 2004.

General Director
OAO RBC Information Systems — Yury Rovensky
July 23, 2004

EXHIBIT18

MATERIAL FACT NOTICE
«INFORMATION ABOUT THE SECURITIES ISSUE»

1. Full corporate name of the issuer, including company type: ***Open Joint Stock Company RBC Information Systems.***

2. Address of the issuer: **75/9 Leninsky Prospekt, Moscow, 119261**

3. Taxpayer ID number assigned to the issuer by tax agencies - **7736206959**

4. The issuer's unique code, assigned by a registration authority- **05214-A**

5. Material fact code - **0505214A13012004**

6. Address of the website used by the issuer for publication of information about material facts: **<http://www.rbcinfosystems.ru/info/>**

7. The name of the periodical in which the issuer publishes messages containing information about material facts - Supplement to the Bulletin of the Federal Securities Market Commission of Russia; Kommersant newspaper.

8. Type, category, series, and other identification characteristics of registered securities -- **common registered shares of OAO RBC Information Systems (state registration number 1-03-05214-A).**

Number of securities offered and their face value - **15,000,000 (fifteen million) common registered non-documentary securities, at a face value of 0.001 rubles (one thousandth of a ruble) each;**

Method of placement - **public offering;**
Other conditions of the placement of securities determined by the decision on their placement -

Company shareholders have the preemptive right to buy additional shares placed through a public offering, in an amount proportionate to the number of shares in this category they own.

Preemptive rights can be exercised within 45 days of a notice of the possibility of exercising preemptive rights being published.

Start date of the placement of Additional Shares with people included in the list of those entitled to the preemptive right to buy Additional Shares: **first working day after two weeks following the disclosure of information about state registration of Additional Shares, and providing access for all potential buyers to information about state registration of the issue, which shall be disclosed in accordance with the Federal Law of the Russian Federation "On the securities market" and regulations of the Federal Securities Market Commission of Russia.**

Date of placement of Additional Shares with people not included in the list of those entitled to the preemptive right to buy Additional Shares (hereinafter referred to as Third Parties): **not later than 1 year after the date of state registration of the issue.** Start date of the placement of Additional Shares with Third Parties: **first working day upon the expiration of a period during which Company shareholders can exercise their preemptive rights to buy Additional Shares. Third Patries shall be notified about the start date of placing Additional Shares with Third Parties through the publication of that date in the Kommersant newspaper. The**

end date of the placement of Additional Shares: no later than 1 year following the date of state registration of the issue.

Governing body of the issuer that passed the decision on the placement of securities: **Board of Directors**.

Date of a meeting of the governing body of the issuer at which the decision on the placement of securities was made: **January 12, 2004.**

Date of composing and the number of minutes of the meeting of the governing body of the issuer at which the decision on the placement of securities was made*:* **Minutes of the Board of Directors No. 24, dated January 13, 2004.**

General Director
OAO RBC Information Systems — Yury Rovensky
January 13, 2004

EXHIBIT19

"Information that can seriously affect the cost of the issuer's publicly placed securities and/or outstanding securities"

1. **Full corporate name of the issuer, including company type:** RBC Information Systems Open Joint Stock Company
2. **Short corporate name of the issuer:** OAO RBC Information Systems
3. **Issuer's location:** 75/9 Leninsky Prospekt, Moscow 119261
4. **Mail address:** 75/9 Leninsky Prospekt, Moscow 119261
5. **Taxpayer ID number assigned to the issuer by tax agencies:** 7736206959
6. **Issuer's unique code, assigned by the registration authority:** 05214-A
7. **Address of the website used by the issuer for publication of material fact notices:** www.rbcinfosystems.ru/info
8. **Contact phone number:** (095) 363-1146
9. **Number and date of state registration:** 1027700381851. dated October 31, 2002.
10. **Number of voting shares (by categories, types) of the joint stock company, whose shares were acquired, taking into account the last acquisition:** 10 (ten) common registered non-documentary shares in the Company; August 16, 2004.
11. **The ground for the acquisition**: agreement on sales and purchase of shares
12. **Information on the company whose shares were acquired:**
    Full corporate name: Information Research Center PECOM Politics, Economics, Marketing Closed Joint Stock Company
    Location and mail address: 24, 2nd Kvesisskaya Street, Moscow, 127220, Russia
    Number and date of state registration: 1027739621227 dated November 26, 2002.
    Authorized capital: 10 (ten) rubles
    Number of voting shares (by category, type): 10 (ten) common registered non-documentary shares in the Company
    Independent registrar that has a license of the Federal Commission for the Securities Market of Russia:
    Name: OAO Registrar NIKoil
    Legal address: 36, building 1, Prospect Mira, Moscow 129010
    Mail address: 28, 3rd Yamskogo Polya Street, Moscow 125124
    License number: license No. 10-000-1-00290 dated June 17, 2003 of the Federal Commission for the Securities Market of Russia for rendering register-keeping services.
13. **The result of a preliminary agreement with an antimonopoly agency on the acquisition by the joint stock company of more than 20 percent of voting shares in another joint stock company**: appraisal No. AG/2615, dated July 7, 2004 on giving prior consent with the acquisition of 100 percent of shares was received from the Federal Antimonopoly Service of Russia.
14. **The issuer's stake in the authorized (share) capital (share fund) of the mentioned organization prior to changes, and in the event that this organization is a joint stock company, – also the issuer's stake of common shares in this joint stock company prior to changes**: 0
15. The issuer's stake in the authorized (share) capital (share fund) of the mentioned organization after changes, **and in the event this organization is a joint stock company, – also the issuer's stake of common shares in this joint stock company after changes**: 100 percent.
16. **The date when the issuer's stake in the authorized (share) capital (share fund) of the mentioned organization changed:** August 16, 2004.

General Director

OAO RBC Information Systems Yury Rovensky

EXHIBIT20

RECEIVED

NOTICE
"ABOUT START OF PLACEMENT OF ISSUED SECURITIES"

1. Full and short corporate names of the issuer, including company type: ***Open Joint Stock Company RBC Information Systems, OAO RBC Information Systems.***
2. Address of the issuer: **75/9 Leninsky Prospekt, Moscow, 119261.**

3. Address of the website (websites) used by the issuer for publication of information to be disclosed at different stages of the securities issue- ***http://www.rbcinfosystems.ru.***

4. The name of the periodical in which the issuer publishes information to be disclosed at different stages of the securities issue - Supplement to the Bulletin of the Federal Service for Financial Markets; Kommersant newspaper.

5. Information about securities offered:

Type, category, series, and other identification characteristics of securities – ***common registered non-documentary shares (hereinafter referred to as Shares);***

State registration number of the securities issue (additional securities issue) and the date of state registration- ***1-03-05214-A-002D dated May 18, 2004;***

Name of a registration authority carrying out state registration of the securities issue (additional securities issue) - ***Regional Department of the Federal Securities Market Commission of Russia in the Central Federal District***;

Number of securities offered and their face value – ***15,000,000 (fifteen million) securities, at face value of 0.001 ruble (one thousandth of a ruble) each;***

Total face value of the securities issue (additional securities issue): ***15,000 (fifteen thousand) rubles 00 kopecks;***
Method of placement - ***public offering;***
Offering price of securities or the procedure for determining this- ***55 (fifty five) rubles 14 kopecks per each share. Offering price of Shares for Company shareholders exercising their preemptive right: 53 (fifty three) rubles 49 kopecks per each share.***

6. Start date of the placement of securities– ***July 2, 2004.***

7. Start date of the placement can be changed, provided that information about it appears in the newsline and on the website at least one day before the start date specified in this notice.
8. End of the placement of securities or the procedure for its determination-
Placement shall be completed not later than 1 year following the date of state registration of the addition securities issue.

General Director
OAO RBC Information Systems   Yury Rovensky
June 25, 2004

EXHIBIT21

NOTICE

THE CREATION OF ISSUER'S SOLE AND COLLEGIAL EXECUTIVE AGENCIES

1. Full corporate name of the issuer, including company type: ***OAO RBC Information Systems***
2. The issuer's address: **75/9 Lenisnky Prospekt, Moscow 119261**
3. Taxpayer ID number assigned to the issuer by tax agencies: *7736206959*
4. The issuer's unique code, assigned by the registrar: ***05214-A***
5. Address of the website used by the issuer for publication of essential factual information: **http://www.rbcinfosystems.ru/info/**
6. Date of the meeting of the issuer's board of directors (supervisory board), where it was decided to establish a sole and a collegial executive agency – ***July 21, 2004.***
7. Date of composing the minutes of the meeting of the board of directors (supervisory board) and the number of the minutes: ***Minutes No. 31 dated July 23, 2004.***
8. The decision made by the issuer's board of directors (supervisory board) –
   a) ***To elect Yury Rovensky as General Director of the Company.***
   b) ***To elect the following members of the Executive Board:***
      1. ***Artemiy Inyutin***
      2. ***Alexey Kuzovkin***
      3. ***Yekaterina Lebedeva***
9. Additional information:
   Yury Rovensky
   Stake in the share capital of the issuer: 0
   Stake of common shares of the issuer: 0
   Stake in the share capital of the issuer's subsidiaries: 0
   Stake of common shares in the issuer's subsidiaries: 0
   Stake of common shares of the issuer or/and its subsidiaries that this person may acquire as a result of the implementation of the rights for options of the issuer and/or its subsidiaries given to this person: 0
   Artemiy Inyutin
   Stake in the share capital of the issuer: 0
   Stake of common shares of the issuer: 0
   Stake in the share capital of the issuer's subsidiaries: 0
   Stake of common shares in the issuer's subsidiaries: 0
   Stake of common shares of the issuer or/and its subsidiaries that this person may acquire as a result of the implementation of the rights for options of the issuer and/or its subsidiaries given to this person: 0
   Alexey Kuzovkin
   Stake in the share capital of the issuer: 0
   Stake of common shares of the issuer: 0
   Stake in the share capital of the issuer's subsidiaries: 0
   Stake of common shares in the issuer's subsidiaries: 0
   Stake of common shares of the issuer or/and its subsidiaries that this person may acquire as a result of the implementation of the rights for options of the issuer and/or its subsidiaries given to this person: 0
   Yekaterina Lebedeva
   Stake in the share capital of the issuer: 0
   Stake of common shares of the issuer: 0
   Stake in the share capital of the issuer's subsidiaries: 0
   Stake of common shares in the issuer's subsidiaries: 0
   Stake of common shares of the issuer or/and its subsidiaries that this person may acquire as a result of the implementation of the rights for options of the issuer and/or its subsidiaries given to this person: 0

General Director
OAO RBC Information Systems
July 23, 2004

Yury Rovensky

Переводчик: Максим Белов

EXHIBIT22

RECEIVED

2005 FEB 16 A 11:11

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

QARTERLY REPORT

RBC Information Systems Open Joint Stock Company

Issuer Code: 05214-A

Q4 2004.

Location: 75/9 Leninsky Prospekt, Moscow, 9119261

Information contained herein is subject to disclosure under the Russian Federation Law on Securities

Director General ________________Yury Rovensky

Date: February 7, 2005.

Chief Accountant _________________Anna Ostrovskaya

Date: February 7, 2005. (Seal)

Contact: ***Ekaterina Melnikova, legal counsel***
Phone: ***363-11-46***
Fax: ***363-11-25***
E-mail: melnikova@rbc.ru

The information contained in this quarterly report can be obtained from: www.rbcinfosystems.ru/ir

Introduction

a) Issuer's full name:
RBC Information Systems Open Joint Stock Company
Issuer's short name:
OAO RBC Information Systems

b) Issuer's location:
75/9 Leninsky Prospekt, Moscow, 9119261

c) Issuer's contact numbers:
Phone: ***363-11-46***
Fax: ***363-11-25***
E-mail: ***ir@rbc.ru***

d) A full text of the issuer's quarterly report can be obtained from:
www.rbcinfosystems.ru/ir

e) Basic information of the securities placed by the issuer:
Type: ***shares***
Category (type): ***common***
Number of placed securities: ***115,000,000***
Par value: ***0.001***

By order No. 1325 of 22.09.2003 of the Regional Branch of the Federal Commission for the Securities Markets (FCSM) for the Central Federal District, the 3rd and the 4th issues of shares were combined, and the combined issue of shares was registered under number 1-03-05214-A of 22.09.03.
Serial number: ***3***
Method of placement: ***conversion***
Procedure and terms of placement (start date, end date of placement or procedure for their evaluation): ***from 24.12.2001 to 24.12.2001***
Placement price or pricing procedure: ***no information is specified for this method of placement.***
Conversion conditions (for convertible securities): ***not available***
Serial number: ***4***
Method of placement: ***public offering***
Procedure and terms of placement (start date, end date of placement or procedure for their evaluation): ***from 16.04.2002 to 18.04.2002***
Placement price or pricing procedure: ***RUR 25,86.***
Conversion conditions (for convertible securities): ***not available***
Serial number: ***5***
Method of placement: ***public offering***
Procedure and terms of placement (start date, end date of placement or procedure for their evaluation): ***from 02.08.2004 to 12.10.2004***
Placement price or pricing procedure:
Securities placement price for the Company's shareholders in exercising their preemptive right is RUR 53 (fifty five) rubles 49 kopeks per Share.
Securities placement price for other purchasers is RUR 55 (fifty five) rubles 14 kopeks per Share.
Conversion conditions (for convertible securities): ***not available***

e) Other information: ***not available***

"The present quarterly report contains estimates and forecasts of the issuer's authorized bodies about future developments and/or actions, development prospects of the industry in which the issuer runs its core business, and issuer's performance, including issuer's plans, probability of occurrence of certain events and performance of certain actions. Investors are not supposed to fully rely on the estimates and forecasts made by the issuer's management, since actual results of the issuer's activity in the future may differ from the estimated ones for may reasons. Investing in the issuer's securities involves risks as described hereinafter ".

I. A summary of the issuer's management bodies, bank accounts, auditors, appraiser and financial advisor, and other persons who signed the quarterly report

1.1. Members of the issuer's management bodies

Issuer's Board of Directors
Chairman: ***German V. Kaplun***

Members of the Board of Directors:
German V. Kaplun
Year of birth: ***1968***
Alexander M. Morgulchik
Year of birth: ***1970***
Dmitry G. Belik
Year of birth: ***1968***
Sergey Yu. Lukin
Year of birth: ***1967***
Oleg A. Dyatlov
Year of birth: ***1967***
Givi M. Topchishvili
Year of birth: ***1963***
Ekaterina A. Lebedeva
Year of birth: ***1971***
Leonid A. Khazan
Year of birth: ***1970***
Yuri Mostovoy
Year of birth: ***1944***
Hans-Joerg Rudloff
Year of birth: ***1940***
Neil Osborn
Year of birth: ***1949***
Michael Hammond
Year of birth: ***1959***
Issuer's Collegial Executive Body (the Board):
Chairman of the Managing Board: ***Yury A. Rovensky (Director General)***
Members of the Board:
Artyomiy V. Inutin
Year of birth: ***1967***
Alexey V. Kuzovkin
Year of birth: ***1975***
Yekaterina A. Lebedeva
Year of birth: ***1971***

Sole executive body of the issuer: *Director General*
Yury A. Rovensky
Year of birth: ***1969***

1.2. Issuer's bank accounts

Full name of credit institution	***Commercial Bank Makroprombank Limited Liability Company***
Short name of credit institution	***LLC CB Makroprombank***
Location	***75/9 Leninsky Prospekt, Moscow, 9119261***
Taxpayer number	***7736022535***
Bank identification code	***044552522***
Correspondent account	***30101810400000000522***
Account number	***40702810000000000403***
Account type	***Settlement account***

Account number	*40819840400001300403*
Account type	*Special account P2*
Account number	*40819840500001200403*
Account type	*Special account P1*
Account number	*40702840800009200403*
Account type	*Transit account*
Account number	*40702840900009100403*
Account type	*Currency account*

Full name of credit institution	*Commercial Bank Moscommertsbank (LLC)*
Short name of credit institution	*CB Moscommertsbank (LLC)*
Location	*1 B.Gnezdnikovsky Pereulok, building 2, Moscow, 125009*
Taxpayer number	*7744000711*
Bank identification code	*044599951*
Correspondent account number	*30101810500000000951*
Account number	*40702810700000000420*
Account type	*Settlement account*
Account number	*40702840000000000420*
Account type	*Currency account*
Account number	*40702840300001000420*
Account type	*Transit account*
Account number	*40702840600002000420*
Account type	*Special transit account*

Full name of credit institution	*RF Joint Stock Savings Bank (Open Joint Stock Company) (Tverskaya Branch No. 7982)*
Short name of credit institution	*Sberbank of Russia (Tverskaya Branch No. 7982)*
Location	*19 Vavilova, Moscow, 117997*
Taxpayer number	*7707083893*
Bank identification code	*044525225*
Correspondent account number	*30101810400000000225*
Account number	*40702810938040108824*
Account type	*Settlement account*

Full name of credit institution	*Closed Joint Stock Company ABN AMRO Bank A.O.*
Short name of credit institution	*ZAO ABN AMRO Bank A.O*
Location	*17 Nikitskaya, building 1, Moscow, 125009*
Taxpayer number	*7703120329*
Bank identification code	*044525217*
Correspondent account number	*30101810900000000217*
Account number	*40702810400005583551*
Account type	*Settlement account*
Account number	*40702840700005583551*
Account type	*Currency account*
Account number	*40702840800205583578*
Account type	*Transit account*

Full name of credit institution	*Commercial Bank ROSENERGOBANK (Closed Joint Stock Company)*
Short name of credit institution	*CB REB (ZAO)*
Location	*14 Ehergeticheskaya,building 1, Moscow, 111116*
Taxpayer number	*6167007639*
Bank identification code	*044579741*
Correspondent account number	*30101810900000000217*
Account number	*40702810100000000999*
Account type	*Settlement account*

Account number	*40702840400000000999*
Account type	***Currency account***
Account number	*40702840200006000999*
Account type	***Transit account***

1.3. Issuer's auditor (auditors)

Full name of the firm: ***Online Audit Limited Liability Company***
Short name of the firm: ***Online Audit LLC***
Location: ***57 Profsoyuznaya, Moscow, 117393***
Phone: ***(095) 745-22-42*** Fax: ***(095) 745-22-42***
E-mail: ***not available***

Auditor's license data:
License number: ***E05832***
Date of issuance: ***30.03.2004***
Date of expiry: ***30.03.2009***
Issued by: ***the RF Ministry of Finance***

Full name of the firm: ***KPMG limited***
Short name of the firm: ***KPMG limited***
Location: ***2 Grange Place, Grange***
Saint Peter Port, Guernsey, Norman Isles
Moscow representative office: 11 Gogolevsky Boulevard, Moscow,119019, Russia
Phone: ***(095) 937-44-77*** Fax: ***(095) 937-44-99***
E-mail: ***kpmgmoscow@kpmg.ru***

Auditor's license data:
KPMG ltd's activity is not subject to licensing

Financial years covered by the auditor's independent audit of the accounting and financial reports of the issuer: ***2000, 2001, 2002, 2003, 2004.***

1.4. Issuer's appraiser

No appraiser service was used in Q4.

1.5. Issuer's consultants

Full name of the firm: ***Federal Fund Corporation Open Joint Stock Company***
Short name of the firm: ***OAO FFC***
Location: ***25 Ostozhenka, Moscow, 119034***
Phone: ***(095) 737-86-30***
Fax: ***(095) 737-86-32***
Taxpayer number: ***7706024711***
Web site used by the consultants to disclose the information: ***www.fscorp.ru***

Number, date of issuance and period of the securities market trader license; issuer of the license (for the consultants being security market traders):
Securities market brokerage license No. 077-06174-100000 of August 29, 2003 for unlimited period, issued by the FCSM of Russia.
Securities market dealer license No. 077-06178-010000 of August 29, 2003 for unlimited period, issued by the FCSM of Russia.
Services (being) rendered by the consultant.
Functions of the consultant:

- ***Provide assistance to the Issuer in preparing the Prospectus for share issue;***

- *Check the information contained in the Prospectus for reliability and completeness, except for the part to be confirmed by the auditor and/or the appraiser;*
- *Certify the Prospectus and the documentation which can be needed by the Issuer for organization of circulation and, if applicable, placement of the Shares with trading initiators;*
- *Provide consultancy on the issues related to preparation of a decision, prospectus and report on the issue of Shares, other documentation related to the issue, placement and organization of issue of shares, as well as the day-to-day issues that can arise during the issue of Shares.*

II. Basic Information on Issuer's Financial and Economic State

2.1. Issuer's financial performance figures

This information in not available in the Q4 report.

2.2. Issuer's market capitalization

Since the shares of the Joint Stock Company were not circulated in the organized securities market in 2000 and 2001, the market capitalization was RUR 84,000 in that period.
Market capitalization of the issuer as of December 31, 2002 was RUR 1,887,392,978.
Market capitalization of the issuer as of December 31, 2003 was RUR 6,243,400,000.
Market capitalization of the issuer as of December 31, 2004 was RUR 8,510,000,000.
The data on market capitalization are calculated in accordance with the method recommended. The issuer's shares are accepted for trading at the Moscow Interbank Currency Exchange (MICEX) and at the Russian Trading System (RTS). The weighted average price of a share as of the forgoing dates is based on the transactions concluded at the MICEX.

2.3. Issuer's liabilities

2.3.1. Accounts payable

This information is not available in the Q4 report.

2.3.2. Issuer's credit history

Liability	Creditor (lender)	Principal amount of debt	Maturity date		Interest rate	Maturity date	
			plan	actual		plan	actual
Credit	CB Moscommertsbank	130 623	- 455th day - 545th day - 635th day - 730th day - 820th day - 910th day - 1000th day - 1095th day - 1185th day - 1275th day - 1365th day - 1460th day - 1550th day - 1640th day - 1730th day - 1825th day	-	13.25%	first (1st) date of every month	first (1st) date of every month
Loan	RBC Investments (Cyprus) Limited	140 813	December 2004	17.12.04	5.25%	Every 6 months from December 2001	17.12.04

2.3.3. Issuer's third party liabilities

Not available

2.3.4. Other liabilities of the issuer

Not available

2.4. Objectives of the issue and disbursement of the funds obtained from the placement of the securities

In April, 2000, OAO RBC Information Systems placed 16 million shares (16% of the equity) at the RTS (RBCI ticker) and at the MICEX (RBCI ticker) at a price of $0,83 per share, which resulted in borrowing $13,28m.

In October, 2004,. OAO RBC Information Systems completed placement of 15 million shares (13% of the equity) by public offering at a price of RUR 55,14 per share (RUR 53,49 per share for the preemptive right owners), which resulted in borrowing RUR 807, 668,083,80.

The key objectives of the issue and the funds borrowed by securities placement will be disbursed to open a TV channel for broadcasting business and financial news, expand mass media and advertising business, continue organic IT growth, employ key specialists, purchase enterprises operating in the field of information services and technologies.

2.5. Risks involved with investment in the securities (being) placed

This information can be found in paragraph 3.5. of the Prospectus

III. Issuer's Detailed Profile

3.1. Issuer's foundation and development history

3.1.1. Issuer's full name

full name of the issuer's firm:
RBC Information Systems Open Joint Stock Company

Issuer's short name:
OAO RBC Information Systems

Information on changes in the name and legal and organizational structure of the issuer:
Previous full name of the issuer: ***NETRUS HOLDING Open Joint Stock Company***
Previous short name of the issuer: ***OAO NETRUS HOLDING***
Came into effect on: ***18.08.2000***
The current name came into effect on: ***24.09.2001***
Changes were made on the basis of: ***Minutes of General Meeting of Shareholders No. 5 of September 13, 2001.***

3.1.2. Issuer's state registration data

Issuer's state registration data: ***18.08.2000***
Number of the State Registration Certificate (or other document certifying the issuer's state registration):
002.010.991
Issued by: ***Moscow Registration Chamber***

Legal entity basic state registration number: ***1027700381851***
Registration date: ***October 31, 2002.***
The name of the registration agency specified in the certificate of legal entity registration till July 1, 2002 with the United State Register of Enterprises and Organizations: ***No. 39 Intermunicipal Tax Inspection under the Ministry of Taxation of Russia, Moscow.***

3.1.3. Issuer's foundation and development data

OAO RBC Information Systems has been operating for 4 years and 5 months.

More information can be found in paragraph 4.1.3. of the Prospectus.

3.1.4. Contact information

Issuer's location: ***75/9 Leninsky Prospekt, Moscow, 9119261***
Location of the issuer's permanent executive body: ***75/9 Leninsky Prospekt, Moscow, 9119261***
Phone: ***363-11-11*** Fax: ***363-11-25***
E-mail: ***info@rbc.ru***
Information on the issuer and its securities can be found on the company's Web site: ***www.rbcinfosystems.ru***

Information on issuer's special shareholder and investor development unit (third party):
The company has its Investor Relations Office headed by Natalia B. Makeeva, the leading specialist on relations with investors.
Location: ***78 Profsoyuznaya, building 1, Moscow, 117393***
Phone: ***(095) 363-11-11***
Fax: ***(095) 363-11-25***
E-mail: ***ir@rbc.ru***

3.1.5. Taxpayer number

Taxpayer number: *7736206959*

3.1.6. Issuer's branches and representative offices

Neither branches nor representative offices are available

3.2. Issuer's core business

3.2.1. Issuer's industry classification

Codes of the issuer's basic industrial trends according to the OKWED:
72.20, 72.10, 72.30, 72.40, 72.50, 72.60, 51.43.22, 52.45.4, 74.14, 74.13.1, 74.40, 67.12.1, 22.15, 22.22, 22.23, 51.19, 51.47, 51.70, 52.48.39, 52.63.

3.2.2. Issuer's core business

This information is not specified in the Q4 report.

3.2.3. Primary products (works, services)

This information is not specified in the Q4 report.

3.2.4. Issuer's suppliers accounting for more than 10 percent of total material assets supplies with specification of their share in total supply volume.

The issuer has no such suppliers.
No imported supply is available.

RBC holding's partners and suppliers :
VeriSign, Network Solutions, Thawte: RBC is the sole distributor in Russia.
- ***Intel: РБК participates in the Intel e-Business Solution Provider Program (eBSP).***
- ***IBM: RBC is a partner of the company as part of the E-business Development Program in Russia.***
- ***AltaVista: RBC is the sole representative in Russia.***

- *World Bank: RBC is a finalist of the tender for the World Bank's infoDev Global Development Gateway Program conceived as a worldwide bank of knowledge accessible on the Internet.*
- *Dell, Compaq: RBC is its solution provider.*
- *Navision/Siebel: RBC is its representative in Russia.*
- *Openshop Holding AG: RBC is its representative in Russia.*

3.2.5. Issuer's target markets for products (works, services)

No.	Main consumers
1	*RBC Center LLC, Moscow*
2	*ZAO RosBusinessConsulting, Moscow*
3	*ZAO RBC TV, Moscow*

Possible factors that may have an adverse impact on the sales of issuer's products (works, services) and possible issuer's actions to minimize such impact: ***Deterioration of the market condition caused by macroeconomic trends and economic development in Russia and globally.***

3.2.6. Experience related to current assets and stocks

This information can be found in paragraph 4.2.6. of the Prospectus.

3.2.7. Raw materials

Raw material source for issuer's core business: ***not available.***

3.2.8. Key competitors

This information can be found in paragraph 4.2.8. of the Prospectus

3.2.9. Issuer's licenses

Not licensed

3.2.10. Issuer's joint activity

Information on issuer's joint activity with other organizations, including that of its affiliates established for particular purposes through third parties' investments:

No affiliates were established by OAO RBC Information Systems in the Q4 of 2004.

3.3. Issuer's projected plans

This information can be found in paragraph 4.3. of the Prospectus.

3.4. Issuer's participation in industrial, banking and financial groups, holding companies, concerns and associations.

The issuer is the head office of RBC Holding. The issuer holds a control stake in the authorized capitals of the main Companies within RBC Holding and manages and coordinates the activity of all Companies within RBC Holding.

3.5. Issuer's affiliates and related companies

Full name of the firm: ***RBC Center Limited Liability Company***
Short name of the firm: ***RBC Center LLC***
Location: ***36 Sadovaya-Chernogriazskaya, building 1, Moscow, 107078***
Grounds for accepting the company as issuer's affiliate:
The issuer is the sole fonder of this affiliate

Issuer's share in the legal entity's authorized capital: ***100 %***
Affiliate's share in the issuer's authorized capital: ***not available***
Share of issuer's ordinary shares owned by the affiliate: ***not available***
Affiliate's core business: ***information services (mass medium), promotion of goods and services on the Internet, agency business.***
Significance of the affiliate for the issuer: ***with a view to separating some lines of business to improve their efficiency, transparency of income by type of business for its own management and external audit; strengthen business stability; risk management; RBC Center LLC runs major projects of various public agencies as well as tenders won.***

Full name of the firm: ***SK GARANT Closed Joint Stock Company***
Short name of the firm: ***ZAO SK GARANT***
Location: ***12-20 Sadovaya-Triumfalnaya, Moscow, 103006.***
Grounds for accepting the company as an affiliate or related to the issuer :
The issuer is the sole founder of this affiliate
Issuer's share in the legal entity's authorized capital: ***100 %***
Affiliate's share in the issuer's authorized capital: ***not available***
Share of issuer's ordinary shares owned by the affiliate: ***not available***
Affiliate's core business: ***developing and realizing information products; developing and servicing computer-based data bases and software; providing marketing services in the field of software.***
Significance of the affiliate for the issuer: ***no activity is available.***

Full name of the firm: ***RBC-TV Closed Joint Stock Company***
Short name of the firm: ***ZAO RBC-TV***
Location: ***75/9 Leninsky Prospekt, Moscow, 9119261***
Grounds for accepting the company as an affiliate or related to the issuer :
The issuer is the sole founder of this affiliate
Issuer's share in the legal entity's authorized capital: ***100 %***
Affiliate's share in the issuer's authorized capital: ***0.13%***
Share of issuer's ordinary shares owned by the affiliate: ***0.13%***
Affiliate's core business: ***producing and copying video, movie and TV products, TV (on-air, cable, satellite) broadcasting, Internet broadcasting in English and Russian.***
Significance of the affiliate for the issuer: ***with a view to separating some lines of business to improve their efficiency, transparency of income by type of business for its own management and external audit; strengthen business stability; risk management; ZAO RBC-TV runs the RBC TV Project.***

Full name of the firm: ***RBC Information Systems (Europe) N.V.***
Short name of the firm: ***RBC Information Systems (Europe) N.V.***
Location: ***Netherlands, Schelmseweg 1, 6861WP Oosterbeek***
Grounds for accepting the company as an affiliate or related to the issuer :
The issuer is the sole founder of this affiliate
Issuer's share in the legal entity's authorized capital: ***100 %***
Affiliate's share in the issuer's authorized capital: ***not available***
Share of issuer's ordinary shares owned by the affiliate: ***not available***
Affiliate's core business: ***developing and realizing IT, telecommunication and software products.***
Significance of the affiliate for the issuer: ***"RBC Information Systems (Europe)" N.V. was established for developing and realizing IT, telecommunication and software products in Netherlands.***

Full name of the firm: ***Closed Joint Stock Company RBC SOFT***
Short name of the firm: ***ZAO RBC SOFT***
Location: ***75/9 Leninsky Prospekt, Moscow, 119261***
Grounds for accepting the company as an affiliate or related to the issuer :
The issuer is the sole founder of this affiliate
Issuer's share in the legal entity's authorized capital: ***100 %***
Affiliate's share in the issuer's authorized capital: ***not available***
Share of issuer's ordinary shares owned by the affiliate: ***not available***
Affiliate's core business: ***developing, introducing and selling software, as well as developing Internet solutions for medium and large businesses.***

Significance of the affiliate for the issuer*: with a view to separating some lines of business to improve their efficiency, transparency of income by type of business for its own management and external audit; strengthen business stability; risk management; ZAO RBC SOFT is specializing in developing, introducing and selling software, as well as developing Internet solutions for medium and large businesses.*

Full name of the firm: ***RBC HOLDING Closed Joint Stock Company***
Short name of the firm: ***ZAO RBC HOLDING***
Location: ***75/9 Leninsky Prospekt, Moscow, 9119261***
Grounds for accepting the company as an affiliate or related to the issuer :
The issuer is the sole founder of this affiliate
Issuer's share in the legal entity's authorized capital: ***100 %***
Affiliate's share in the issuer's authorized capital: ***not available***
Share of issuer's ordinary shares owned by the affiliate: ***not available***
Affiliate's core business: ***runs no independent business line, owns several Internet projects.***
Significance of the affiliate for the issuer: ***with a view to separating some lines of business to improve their efficiency, transparency of income by type of business for its own management and external audit; strengthen business stability; risk management; ZAO RBC HOLDING runs the projects as follows:***
LLC Telli owns krovatka.ru domain and chat, a well-known chat in Russia.
LLC Merkot owns webforum.ru domain and a set of forums, as well as lbn.ru banner net.
LLC Niken owns hotbox.ru free e-mail.
LLC RBC-Pro is tour.rbc.ru travelers portal
LLC PC Home is a hardware and appliances e-shop.

Full name of the firm: ***RosBusinessConsulting Closed Joint Stock Company***
Short name of the firm: ***ZAO RosBusinessConsulting***
Location: ***78 Profsoyuznaya, building 1, Moscow, 117393***
Grounds for accepting the company as an affiliate or related to the issuer :
The issuer is the sole founder of this affiliate
Issuer's share in the legal entity's authorized capital: ***100 %***
Affiliate's share in the issuer's authorized capital: ***not available***
Share of issuer's ordinary shares owned by the affiliate: ***not available***
Affiliate's core business: ***providing information services (mass medium), dissipating financial and economic information, publishing, producing and selling advertising materials, providing advertising services.***
Significance of the affiliate for the issuer: ***with a view to separating some lines of business to improve their efficiency, transparency of income by type of business for its own management and external audit; strengthen business stability; risk management; ZAO RosBusinessConsulting is engaged in dissipating information and advertising.***

Full name of the firm: ***RBC Reklama Limited Liability Company***
Short name of the firm: ***RBC Reklama LLC***
Location: ***75/9 Leninsky Prospekt, Moscow, 119261***
Grounds for accepting the company as an affiliate or related to the issuer :
The issuer is the sole founder of this affiliate
Issuer's share in the legal entity's authorized capital: ***100 %***
Affiliate's share in the issuer's authorized capital: ***not available***
Share of issuer's ordinary shares owned by the affiliate: ***not available***
Affiliate's core business*: **producing and selling advertising materials, providing advertising services.***
Significance of the affiliate for the issuer: ***with a view to separating some lines of business to improve their efficiency, transparency of income by type of business for its own management and external audit; strengthen business stability; risk management; LLC RBC Reklama is engaged in distribution of advertising.***

Full name of the firm: ***RBC Publishing Limited Liability Company***
Short name of the firm: ***RBC Publishing LLC***
Location: ***29 Choros-Gurkina, Gorno-Altaisk, 649000, Russia***
Grounds for accepting the company as an affiliate or related to the issuer :
The issuer is the sole founder of this affiliate
Issuer's share in the legal entity's authorized capital: ***100 %***
Affiliate's share in the issuer's authorized capital: ***not available***
Share of issuer's ordinary shares owned by the affiliate: ***not available***

Affiliate's core business: ***publishing, designing and developing software, providing advertising services.***
Significance of the affiliate for the issuer: ***LLC RBC Publishing is intended mainly to legally reduce the taxation load on the basis of tax allowances provided for by the law of the Altai Republic where the company is incorporated.***

Full name of the firm: ***POLITIKA, EKONOMIKA, MARKETING Information Research Center Closed Joint Stock Company***
Short name of the firm: ***ZAO PEKOM IRC***
Location: ***2-24 Kvesisskaya, Moscow, 127220***
Grounds for accepting the company as an affiliate or related to the issuer :
The issuer is the sole founder of this affiliate
Issuer's share in the legal entity's authorized capital: ***100 %***
Affiliate's share in the issuer's authorized capital: ***not available***
Share of issuer's ordinary shares owned by the affiliate: ***not available***
Affiliate's core business: ***publishing, designing and developing software, providing advertising services.***
Significance of the affiliate for the issuer: *ZAO PEKOM IRC* mostly operates as the owner of the Brand of the Year Project.

3.6. Composition, structure and value of issuer's fixed assets; information on plans of purchase, change and retirement of fixed assets and all facts of encumbrance of issuer's fixed assets

3.6.1. Fixed assets

N	Fixed assets group	Revaluation full cost	Depreciation	Depreciated cost (less depreciation) before revaluation	Revaluation date	Full cost after revaluation	Depreciated cost (less depreciation) after revaluation
	Means of transportation	8 750 538	1 632 660	7 117 878	-	8 750 538	7 117 878

Fixed assets have not been revaluated
Fixed assets are purchased only for wear and tear compensation. No encumbrance of fixed assets is available.

3.6.2. Issuer's real property value

OAO RBC Information Systems neither owns nor lease immovable property on a long-term basis.

IV. Issuer's Financial and Economic Performance

4.1. Issuer's financial and economic performance figures

This information is not specified in the Q4 report.

4.2. Issuer's liquidity

This information is not specified in the Q4 report.

4.3. Size, structure and adequacy of issuer's capital and current assets

4.3.1. Size and structure of issuer's current assets

	Q4, 2004
Issuer's authorized capital size, RUR thousand.	115
Total value of issuer's shares repurchased for subsequent reselling (assignment), with specification of the percentage of such shares of the issuer's placed shares (authorized capital)	-

Size of issuer's reserve capital built up on the basis of contributions from issuer's profit	5
Size of issuer's additional capital reflecting the value of assets and determined by revaluation as well as the difference between the market value (placement price) and the par value of company's shares by selling them at the price exceeding the par value, RUR thousand.	1 221 412
Retained net profit of the issuer, RUR thousand.	This information is not specified in the Q4 report.
Size of issuer's targeted financing funds, including the funds intended for targeted financing, funds received from other organizations and persons, budgetary funds, etc.	-
Issuer's total capital size, RUR thousand.	1 221 532

Changes in the aforementioned size and structure if issuer's capital:

Since the Issuer is a holding company, it has neither accounts payable nor receivable with minimal, TMC balances are minimal.

The current assets is normally related to deferred expenses represented by a software needed for the issuer's core business, investments and cash.

- ***Cash. Cash management includes both the needs of OAO RBC Information Systems and the companies within the group. The company's management is to establish the minimum balance on settlement accounts of the company to cover extraordinary needs of the companies.***

- ***Investments. The issuer conducts shot-term investment transactions strictly within the limits of the established policy, which includes assessment of transaction volume with a single bank, assessment of bank's safety and previous experience with this bank.***

Since in the future, the Issuer will continue to be exclusively holding company, no significant changes in the current assets financing policy are expected to take place.

a) issuer's authorized capital is RUR 115,000, which corresponds to the issuer's constitutive documents;
b) no repurchase (assignment) of shares by the issuer for further reselling took place.
c) according to the issuer's constituent documents, the reserve capital is RUR 5,000;
d) issuer's additional capital is RUR thousand 1,221,412
e) issuer's retained net profit is RUR This information is not specified in the Q4 report.
f) issuer's targeted financing is not available
g) total issuer's capital is RUR thousand 1 221 532 as of December 2004.

No significant changes in the size and the structure of issuer's capital have occurred against the previous period.

According to the issuer's accounting report, the size of the issuer's current assets accounted for RUR thousand 1 319 661 as of December 31, 2004. Current assets were financed with issuer's own sources and borrowed funds.

4.3.2. Issuer's capital and current assets adequacy

The issuer is not a head company of RBC Holding and coordinate financial operations of the group's companies. Therefore, the Issuer is not in need of replenishing current assets to cover current operating expenses and short-term liabilities.

The size of issuer's average daily expenses over the latest completed quarter preceding the final date of the latest quarter under report: RUR thousand 2, 013.

4.3.3. Funds

Issuer's financial situation allows it to obtain bank loans. There is no need in obtaining loans for the current operations. Financing is required for the strategic development only. Issuer's need in funds may depend on macroeconomic factors and market situation. Issuer's short-term and medium-term need in funds account for

nearly $30m. Source of funds: obtaining long-term loans; capital loans. The funds generated from additional issuance of shares is scheduled to finance the development of IT business and media business, including acquisition of the existing companies.

4.3.4. Issuer's investments

Presented is the list of issuer's investments comprising 10 and beyond percents of its investments as of the end date of the quarter under report. The list is presented separately by issuable securities, non-issuable securities and other issuer's investments (investments in authorized capital of limited liability companies, etc.).

Purchasing 9, 000 shares of ZAO RBC-TV at a striking price of RUR 35,555.56 per share totaling RUR 320,000.040.00.
Type of securities: common registered non-documentary shares.
Full and short names of the issuer (entity legally liable for non-issuable securities), RBC-TV Closed Joint Stock Company
ZAO RBC-TV
Location:
75/9 Leninsky Prospekt, Moscow, 9119261
State registration numbers of the issuable securities issues and state registration date; agencies performed state registration of the issuable securities issues:
1-02-37231-H of April 1, 200, registered by the Regional Branch of the Federal Commission for the Securities Markets (FCSM) for the Central Federal District.
Number of securities held by the issuer: 10,000 (ten thousand).
Total par value of the securities held by the issuer, maturity date is to be specified for bonds and other debt issuable securities and options of the issuer: RUR 100,000 (one hundred thousand)
Total book value of the securities held by the issuer (with specification of book value of the securities of issuer's affiliates and related companies); principal debt and accrued (paid) interest on veksels, deposits, certificates or other non-issuable debt securities, maturity date: RUR 100,000 (one hundred thousand).
Size of a fixed interest or other yield on bonds and other issuable debt securities or method of its assessment, interest due date: not to be specified for this type of securities.
Size of a dividend on preferred shares or method of its assessment if specified in the Joint Stock Company's Charter of the issuer, dividend due date: not to be specified for this type of securities.
Size of a stated dividend on common shares (if no data is available on the size of a stated dividend on common shares in the current year, the size of the dividend stated in the previous year is to be specified), dividend due date: no stated dividends are available.
No provision for securities is built up by the issuer.
Size of issuer's potential losses related to ZAO RBC bankruptcy is equal to the size of contributions to the authorized capital.
Records of issuer's investments are kept pursuant to the applicable accounting norms and regulations established on the territory of the Russian Federation.

Other investments:

Short-term loan investment extended by OAO RBC Information Systems:

Loan extended to	Agreement	Amount, RUR thousand	Interest rate %	Maturity date
ZAO RosBusinessConsulting	11-0409/02 of 07.09.04	121 700	6	08.09.2005

4.3.5. Issuer's intangible assets

The issuer owns no intangible assets.

4.4. Issuer's policy and expenditures on science and technology development in terms of licenses and patents, new research and development

The issuer has incurred no expenditures no on science and technology development, licenses and patents, new research and development.
OAO RBC Information Systems has neither patents for invention, useful model or design, nor registered trade mark or service mark, nor appellation of origin.

4.5. Issuer's core business trends analysis

Core business trends of the companies related to RBC Holding are analyzed in paragraph 5.5. of the Prospectus.

V. Details on the Members of Management Bodies, Financial and Economic Control Bodies, and Summary of the Personnel

5.1. Structure and Competence of the Management Bodies

Management bodies:
- General Meeting of Shareholders
- Board of Directors (Supervisory Board)
- Director General (Sole Executive Body)
- Collegial Executive Body (Board)

The competence of the General Meeting of Shareholders and the Board of Directors is specified in paragraph 6.1. of the Prospectus.

Issuer's Sole and Collegial Executive Bodies' competence pursuant to its Charter (constituent documents):
As the sole executive body of the Company, the Director General of the Company is in charge of day-to-day operations of the Company and the Collegial Executive Body (the Board).

Under the Law of the Russian Federation, the Director General shall be vested with full powers to fulfill management tasks of the Company.

The Director General shall without power of attorney operate on behalf of the Company.

The competence of the Executive Body of the Company shall include all issues related to the management of day-to-day operations of the Company, except for the issues falling within the scope the General Meeting of Shareholders and the Board of Directors of the Company. Within his competence the Director General shall:

- manage day-to-day operations of the Company;

- sign all financial documents of the Company with the right of first signature;

- without power of attorney operate on behalf of the Company and represent its interests;

- approve a manning schedule, conclude labor contracts with the personnel of the Company, applies rewards and impose penalties;

- act as the Chairman of the Board and organize the work of the Board;

- submit a list of the Board members to the Board of Directors for approval, sign contracts with the Board Members by order of the Board of Directors;

- enter into transactions on behalf of the Company within the limits established by the Federal Law "On Joint Stock Companies" and the Charter;

- issue mandatory orders and instructions.

The competence of the Board of the Company is to:

- ***establish affiliates and related enterprises to the Company, determine and assign business lines to these affiliates and related enterprises;***
- ***develop and implement an overall development strategy for the affiliates, including organization and implementation of a single production, technical, financial, price, sales, social and HR policy;***
- ***invest in the affiliates, vest them with property and cash funds;***
- ***approve a single organizational structure of the companies integrated into the RosBusinessConsulting group, including the Company and its affiliates and related companies;***
- ***establish new units within the structure of the RosBusinessConsulting group, delegate powers to them, as well as reorganize and liquidate several structural units;***
- ***approve reports made by the heads of structural units, consider proposals made by the heads of structural units on organization of their work.***

The Board may also exercise other powers given by the Director General of the Company, as well as assign some of its powers to the Director General.

5.2. Issuer's management bodies members

Issuer's Board of Directors' (Supervisory Board) Members.

Board of Directors
Chairman: ***German V. Kaplun***

Members of the Board of Directors:
German V. Kaplun
Year of birth: ***1968***
Education: ***Russian Academy of Economics***

Positions occupied over the last 5 years:
Period: ***1991 - currently***
Organization: ***ORGTEKHNIKA Production Cooperative***
Experience: ***maintenance service and repair of household electronic appliances and PCs***
Position: ***Deputy Chairman of the Board***

Period: ***1993 - 2000***
Organization: ***SIBAT Closed Joint Stock Company***
Experience: ***wholesale business***
Position: ***Director General***

Period: ***1998 - 2000***
Organization: ***RosBusinessConsulting Closed Joint Stock Company***
Experience: ***information services***
Position: ***Deputy Director General***

Period: ***2000 - 2001***
Organization: ***RBC Holding Closed Joint Stock Company***
Experience: ***information products development***
Position: ***Director General***

Period: ***2002 - 2002***
Organization: ***RBC Information Systems Open Joint Stock Company***
Experience: ***development and realization of information products***
Position: ***Member of the Board***

Period: ***2001 – currently***
Organization: ***RBC Information Systems Open Joint Stock Company***
Experience: ***development and realization of information products***
Position: ***Chairman of the Board of Directors***

Share held in the issuer's authorized capital: ***19.25%***
Share of the issuer's common shares: ***19.25%***
Number of issuer's shares of each category (type) which may be purchased by this person in executing his right to the issuer's options owned by him: ***0***
Shares held in affiliates/companies related to the issuer: ***0***
Share of common shares of affiliates/companies related to the issuer: ***0***
Number of shares of affiliates/companies related to the issuer of each category (type) which may be purchased by this person in executing his right to the options of affiliates/companies related to the issuer owned by this person: ***0***
Any kinship with other members of the issuer's management and/or financial and economic activity control bodies: ***no kinship available.***

Alexander M. Morgulchik
Year of birth: ***1970***

Education: ***Russian Academy of Economics***

Positions occupied over the last 5 years:
Period: ***1996 - currently***
Organization: ***RosBusinessConsulting Closed Joint Stock Company***
Experience: ***information services***
Position: ***Vice-President***

Period: ***1998 - currently***
Organization: ***MEGAKOR Limited Liability Company***
Experience: ***consulting services***
Position: ***Director General***

Period: ***2000 - currently***
Organization: ***Telli Limited Liability Company***
Experience: ***information and advertising services***
Position: ***Director General***

Period: ***2001 - currently***
Organization: ***RBC Information Systems Open Joint Stock Company***
Experience: ***development and realization of information products***
Position: ***Member of the Board of Directors***

Share held in the issuer's authorized capital: *22.21%*
Share of the issuer's common shares: *22.21%*
Number of issuer's shares of each category (type) which may be purchased by this person in executing his right to the issuer's options owned by him: ***0***
Shares held in affiliates/companies related to the issuer: ***0***
Share of common shares of affiliates/companies related to the issuer: ***0***
Number of shares of affiliates/companies related to the issuer of each category (type) which may be purchased by this person in executing his right to the options of affiliates/companies related to the issuer owned by this person: ***0***
Any kinship with other members of the issuer's management and/or financial and economic activity control bodies: ***no kinship available.***

Dmitry G. Belik
Year of birth: ***1968***
Education: ***Russian Academy of Economics***

Positions occupied over the last 5 years:
Period: ***1996 - 2000***
Organization: ***Akkord-Tsentr Closed Joint Stock Company***
Experience: ***information services***
Position: ***Director General***

Period: ***2000 - 2003***
Organization: ***RosBusinessConsulting Publishing House Closed Joint Stock Company***
Experience: ***advertising services, software development***
Position: ***Director General***

Period: ***2000 - 2000***
Organization: ***RosBusinessConsulting Closed Joint Stock Company***
Experience: ***information services***
Position: ***Deputy Director General***

Period: ***2002 - 2002***
Organization: ***RBC Information Systems Open Joint Stock Company***
Experience: ***development and realization of information products***
Position: ***Board Member***

Period: *2003 – 2004*
Organization: ***RBC Reklama Limited Liability Company***
Experience: ***advertising services***
Position: ***Director General***

Period: ***2001 - currently***
Organization: ***RBC Information Systems Open Joint Stock Company***
Experience: ***development and realization of information products***
Position: ***Member of the Board of Directors***

Share held in the issuer's authorized capital: ***21.03%***
Share of the issuer's common shares: **21.*03%***
Number of issuer's shares of each category (type) which may be purchased by this person in executing his right to the issuer's options owned by him: ***0***
Shares held in affiliates/companies related to the issuer: ***0***
Share of common shares of affiliates/companies related to the issuer: ***0***
Number of shares of affiliates/companies related to the issuer of each category (type) which may be purchased by this person in executing his right to the options of affiliates/companies related to the issuer owned by this person: ***0***
Any kinship with other members of the issuer's management and/or financial and economic activity control bodies: ***no kinship available.***

Sergey Yu. Lukin
Year of birth: ***1967***
Education: ***VZFEI***

Positions occupied over the last 5 years:
Period: ***1995 - 2002***
Organization: ***Russkiy Dom Corporation Closed Joint Stock Company***
Experience: ***construction***
Position: ***Director General***

Period: ***2001 - 2001***
Organization: ***RBC Center Limited Liability Company***
Experience: ***software development and realization***
Position: ***Deputy Director General***

Period: ***2001 - currently***
Organization: ***RBC Information Systems Open Joint Stock Company***
Experience: ***development and realization of information products***
Position: ***Deputy Director General***

Period: ***2001 - currently***
Organization: ***RBC Information Systems Open Joint Stock Company***
Experience: ***development and realization of information products***
Position: ***Member of the Board of Directors***

Share held in the issuer's authorized capital: ***0.89%***
Share of the issuer's common shares: ***0.89%***
Number of issuer's shares of each category (type) which may be purchased by this person in executing his right to the issuer's options owned by him: ***0***
Shares held in affiliates/companies related to the issuer: ***0***
Share of common shares of affiliates/companies related to the issuer: ***0***
Number of shares of affiliates/companies related to the issuer of each category (type) which may be purchased by this person in executing his right to the options of affiliates/companies related to the issuer owned by this person: ***0***
Any kinship with other members of the issuer's management and/or financial and economic activity control bodies: ***no kinship available.***

Oleg A. Dyatlov
Year of birth: ***1967***

Education: ***VZFEI***

Positions occupied over the last 5 years:
Period: ***1995 - 2002***
Organization: ***Russkiy Dom Corporation Closed Joint Stock Company***
Experience: ***construction***
Position: ***Head of Business Development Department***

Period: ***2001 - 2001***
Organization: ***RBC Information Systems Open Joint Stock Company***
Experience: ***development and realization of information products***
Position: ***Member of the Board of Directors***

Period: ***2002 - currently***
Organization: ***RBC Information Systems Open Joint Stock Company***
Experience: ***development and realization of information products***
Position: ***Member of the Board of Directors***

Share held in the issuer's authorized capital: ***0.19%***
Share of the issuer's common shares: ***0.19%***
Number of issuer's shares of each category (type) which may be purchased by this person in executing his right to the issuer's options owned by him: ***0***
Shares held in affiliates/companies related to the issuer: ***0***
Share of common shares of affiliates/companies related to the issuer: ***0***
Number of shares of affiliates/companies related to the issuer of each category (type) which may be purchased by this person in executing his right to the options of affiliates/companies related to the issuer owned by this person: ***0***
Any kinship with other members of the issuer's management and/or financial and economic activity control bodies: ***no kinship available.***

Givi M. Topchishvili
Year of birth: ***1963***
Education: ***MXTY***

Positions occupied over the last 5 years:
Period: ***1997 - 1998***
Organization: ***STIK Ltd***
Experience: ***advertising services***
Position: ***Executive Director***

Period: ***1999 - currently***
Organization: ***Media Press Corp.***
Experience: ***advertising services***
Position: ***President***

Period: ***1999 - currently***
Organization: ***Global Advertisement Strategies***
Experience: ***advertising services***
Position: ***Executive Director***

Period: ***2002 - currently***
Organization: ***RBC Information Systems Open Joint Stock Company***
Experience: ***development and realization of information products***
Position: ***Member of the Board of Directors***

Share held in the issuer's authorized capital: ***1.97%***
Share of the issuer's common shares: ***1.97%***
Number of issuer's shares of each category (type) which may be purchased by this person in executing his right to the issuer's options owned by him: ***0***
Shares held in affiliates/companies related to the issuer: ***0***

Share of common shares of affiliates/companies related to the issuer: ***0***
Number of shares of affiliates/companies related to the issuer of each category (type) which may be purchased by this person in executing his right to the options of affiliates/companies related to the issuer owned by this person: ***0***
Any kinship with other members of the issuer's management and/or financial and economic activity control bodies: ***no kinship available.***

Ekaterina A. Lebedeva
Year of birth: ***1971***
Education: ***Moscow Technological Institute of Light Industry***

Positions occupied over the last 5 years:
Period: ***1994 - 1999***
Organization: ***Moscow Bank of Science and Technology Development***
Experience: ***banking services***
Position: ***Deputy Head of Accounting Management and Transactions Execution***

Period: ***1999 - 2000***
Organization: ***Sterkh-Expert Limited Liability Company***
Experience: ***real-estate appraisal***
Position: ***Deputy Director***

Period: ***2000 - 2000***
Organization: ***Closed Joint Stock Company RosBusinessConsulting***
Experience: ***information services***
Position: ***Head of Project Coordination Department***

Period: ***2001 - currently***
Organization: ***Closed Joint Stock Company RBC Holding***
Experience: ***information products development***
Position: ***Director General***

Period: ***2003 - currently***
Organization: ***RBC Engineering Closed Joint Stock Company***
Experience: ***information products development***
Position: ***Director General***

Period: ***2002 - 2003***
Organization: ***RBC-TV Closed Joint Stock Company***
Experience: ***TV broadcasting***
Position: ***Director General***

Period: ***2002 - currently***
Organization: ***RBC Information Systems Open Joint Stock Company***
Experience: ***development and realization of information products***
Position: ***Member of the Board of Directors***

Share held in the issuer's authorized capital: ***0,000000869565***
Share of the issuer's common shares: ***0,000000869565***
Number of issuer's shares of each category (type) which may be purchased by this person in executing his right to the issuer's options owned by him: ***0***
Shares held in affiliates/companies related to the issuer: ***0***
Share of common shares of affiliates/companies related to the issuer: ***0***
Number of shares of affiliates/companies related to the issuer of each category (type) which may be purchased by this person in executing his right to the options of affiliates/companies related to the issuer owned by this person: ***0***
Any kinship with other members of the issuer's management and/or financial and economic activity control bodies: ***no kinship available.***

Leonid A. Khazan
Year of birth: ***1970***
Education: ***MEGU***

Positions occupied over the last 5 years:
Period: ***1994 - 1998***
Organization: ***Moscow Bank of Science and Technology Development***
Experience: ***banking services***
Position: ***Deputy Head of Data Processing Department***

Period: ***1998 - currently***
Organization: ***Closed Joint Stock Company RosBusinessConsulting***
Experience: ***information services***
Position: ***Marketing and Communication Deputy Director General***

Period: ***2002 - currently***
Organization: ***RBC Information Systems Open Joint Stock Company***
Experience: ***development and realization of information products***
Position: ***Member of the Board of Directors***

Share held in the issuer's authorized capital: ***0,000000869565***
Share of the issuer's common shares: ***0,000000869565***
Number of issuer's shares of each category (type) which may be purchased by this person in executing his right to the issuer's options owned by him: ***0***
Shares held in affiliates/companies related to the issuer: ***0***
Share of common shares of affiliates/companies related to the issuer: ***0***
Number of shares of affiliates/companies related to the issuer of each category (type) which may be purchased by this person in executing his right to the options of affiliates/companies related to the issuer owned by this person: ***0***
Any kinship with other members of the issuer's management and/or financial and economic activity control bodies: ***no kinship available.***

Yuri P. Mostovoy
Year of birth: ***1944***
Education: ***MAI***

Positions occupied over the last 5 years:
Period: ***1996 - 1998***
Organization: ***Beechtree***
Experience: ***investment***
Position: ***President***

Period: ***1998 - 2002***
Organization: ***Interval LLC***
Experience: ***investment portfolio management, corporate loans analysis***
Position: ***President***

Period: ***2002 - currently***
Organization: ***Barclays Capital***
Experience: ***investment bank***
Position: ***Head of Department***

Period: ***2002 - currently***
Organization: ***RBC Information Systems Open Joint Stock Company***
Experience: ***development and realization of information products***
Position: ***Member of the Board of Directors***

Share held in the issuer's authorized capital: ***0***
Share of the issuer's common shares: ***0***

Number of issuer's shares of each category (type) which may be purchased by this person in executing his right to the issuer's options owned by him: ***0***
Shares held in affiliates/companies related to the issuer: ***0***
Share of common shares of affiliates/companies related to the issuer: ***0***
Number of shares of affiliates/companies related to the issuer of each category (type) which may be purchased by this person in executing his right to the options of affiliates/companies related to the issuer owned by this person: ***0***
Any kinship with other members of the issuer's management and/or financial and economic activity control bodies: ***no kinship available.***

Hans-Joerg Rudloff
Year of birth: ***1940***
Education: ***University of Bern***

Positions occupied over the last 5 years:
Period: ***1994 - 1998***
Organization: ***MC BBI***
Experience: ***investment bank***
Position: ***Chairman/Partner***

Period: ***1998 - currently***
Organization: ***Barclays Capital***
Experience: ***investment bank***
Position: ***Chairman***

Period: ***2002 – currently***
Organization: ***RBC Information Systems Open Joint Stock Company***
Experience: ***development and realization of information products***
Position: ***Member of the Board of Directors***

Share held in the issuer's authorized capital: ***0***
Share of the issuer's common shares: ***0***
Number of issuer's shares of each category (type) which may be purchased by this person in executing his right to the issuer's options owned by him: ***0***
Shares held in affiliates/companies related to the issuer: ***0***
Share of common shares of affiliates/companies related to the issuer: ***0***
Number of shares of affiliates/companies related to the issuer of each category (type) which may be purchased by this person in executing his right to the options of affiliates/companies related to the issuer owned by this person: ***0***
Any kinship with other members of the issuer's management and/or financial and economic activity control bodies: ***no kinship available.***

Neil Osborn
Year of birth: ***1949***
Education: ***Worcester College, Oxford, MA Modern History***

Positions occupied over the last 5 years:
Period: ***1983 - currently***
Organization: ***Euromoney Publications, plc***
Experience: ***publishing***
Position: ***Director***

Period: ***2002 - currently***
Organization: ***RBC Information Systems Open Joint Stock Company***
Experience: ***development and realization of information products***
Position: ***Member of the Board of Directors***

Share held in the issuer's authorized capital: ***0***
Share of the issuer's common shares: ***0***
Number of issuer's shares of each category (type) which may be purchased by this person in executing his right to the issuer's options owned by him: ***0***

Shares held in affiliates/companies related to the issuer: ***0***
Share of common shares of affiliates/companies related to the issuer: ***0***
Number of shares of affiliates/companies related to the issuer of each category (type) which may be purchased by this person in executing his right to the options of affiliates/companies related to the issuer owned by this person: ***0***
Any kinship with other members of the issuer's management and/or financial and economic activity control bodies: ***no kinship available.***

Michael Hammond
Year of birth: ***1959***
Education: ***University of Rochester, USA***

Positions occupied over the last 5 years:
Period: ***1996 - 1999***
Organization: ***Robert Fleming and Co./ Jardine Fleming and Co.***
Experience: ***investment bank***
Position: ***Director***

Period: ***2002 - currently***
Organization: ***RBC Information Systems Open Joint Stock Company***
Experience: ***development and realization of information products***
Position: ***Member of the Board of Directors***

Share held in the issuer's authorized capital: ***0***
Share of the issuer's common shares: ***0***
Number of issuer's shares of each category (type) which may be purchased by this person in executing his right to the issuer's options owned by him: ***0***
Shares held in affiliates/companies related to the issuer: ***0***
Share of common shares of affiliates/companies related to the issuer: ***0***
Number of shares of affiliates/companies related to the issuer of each category (type) which may be purchased by this person in executing his right to the options of affiliates/companies related to the issuer owned by this person: ***0***
Any kinship with other members of the issuer's management and/or financial and economic activity control bodies: ***no kinship available.***

Issuer's sole and collegial management bodies:

Collegial executive body:
Director General (Chairman of the Board)
Yury A. Rovensky
Year of birth: ***1969***
Education: ***Moscow Plekhanov Institute of Economics.***

Positions occupied over the last 5 years:
Period: ***1997 - 2000***
Organization: ***Russian Academy of Economics***
Experience: ***education***
Position: ***Deputy Warden***

Period: ***2000 - 2003***
Organization: ***Limited Liability Company RBC Center***
Experience: ***software development and realization***
Position: ***Director General***

Period: ***2001 - 2002***
Organization: ***RBC Information Systems Open Joint Stock Company***
Experience: ***development and realization of information products***
Position: ***Member of the Board of Directors***

Period: ***2001 - 2002***
Organization: ***RBC Information Systems Open Joint Stock Company***

Experience: ***development and realization of information products***
Position: ***Chairman of the Board***

Period: ***2004 – currently***
Organization: ***Limited Liability Company RBC Reklama***
Experience: ***advertising services***
Position: ***Director General***

Period: ***2002 – currently***
Organization: ***RBC Information Systems Open Joint Stock Company***
Experience: ***development and realization of information products***
Position: ***Director General (Chairman of the Board)***

Share held in the issuer's authorized capital: ***0***
Share of the issuer's common shares: ***0***
Number of issuer's shares of each category (type) which may be purchased by this person in executing his right to the issuer's options owned by him: ***0***
Shares held in affiliates/companies related to the issuer: ***0***
Share of common shares of affiliates/companies related to the issuer: ***0***
Number of shares of affiliates/companies related to the issuer of each category (type) which may be purchased by this person in executing his right to the options of affiliates/companies related to the issuer owned by this person: ***0***
Any kinship with other members of the issuer's management and/or financial and economic activity control bodies: ***no kinship available.***

Ekaterina A. Lebedeva
Year of birth: ***1971***
Education: ***Moscow Technological Institute of Light Industry***

Positions occupied over the last 5 years:
Period: ***1994 - 1999***
Organization: ***Moscow Bank of Science and Technology Development***
Experience: ***banking services***
Position: ***Deputy Head of Accounting Management and Transactions Execution***

Period: ***1999 - 2000***
Organization: ***Sterkh-Expert Limited Liability Company***
Experience: ***real-estate appraisal***
Position: ***Deputy Director***

Period: ***2000 - 2000***
Organization: ***Closed Joint Stock Company RosBusinessConsulting***
Experience: ***information services***
Position: ***Head of Project Coordination Department***

Period: ***2001 - currently***
Organization: ***Closed Joint Stock Company RBC Holding***
Experience: ***information products development***
Position: ***Director General***

Period: ***2003 - currently***
Organization: ***Closed Joint Stock Company "RBC Engineering***
Experience: ***information products development***
Position: ***Director General***

Period: ***2002 - 2003***
Organization: ***Closed Joint Stock Company RBC-TV***
Experience: ***TV broadcasting***
Position: ***Director General***

Period: ***2002 - currently***
Organization: ***RBC Information Systems Open Joint Stock Company***
Experience: ***development and realization of information products***
Position: ***Member of the Board of Directors***

Share held in the issuer's authorized capital: ***0,000000869565***
Share of the issuer's common shares: ***0,000000869565***
Number of issuer's shares of each category (type) which may be purchased by this person in executing his right to the issuer's options owned by him: ***0***
Shares held in affiliates/companies related to the issuer: ***0***
Share of common shares of affiliates/companies related to the issuer: ***0***
Number of shares of affiliates/companies related to the issuer of each category (type) which may be purchased by this person in executing his right to the options of affiliates/companies related to the issuer owned by this person: ***0***
Any kinship with other members of the issuer's management and/or financial and economic activity control bodies: ***no kinship available.***

Artemiy V. Inyutin
Year of birth: ***1967***
Education: ***Moscow State Institute of Radio Electronics, Electronics and Automatics; Academy of Finance under the RF Government***

Positions occupied over the last 5 years:
Period: ***1997 - 2000***
Organization: ***CB MakPromBank Limited Liability Company***
Experience: ***banking services***
Position: ***Head of Internal Control Department***

Period: ***2000 - 2000***
Organization: ***"RBC-ЦЕНТР" Limited Liability Company***
Experience: ***software development and realization***
Position: ***First Deputy Director General***

Period: ***2000 - currently***
Organization: ***RosBusinessConsulting Closed Joint Stock Company***
Experience: ***information services***
Position: ***Director General***

Share held in the issuer's authorized capital: ***0,000000869565***
Share of the issuer's common shares: ***0,000000869565***
Number of issuer's shares of each category (type) which may be purchased by this person in executing his right to the issuer's options owned by him: ***0***
Shares held in affiliates/companies related to the issuer: ***0***
Share of common shares of affiliates/companies related to the issuer: ***0***
Number of shares of affiliates/companies related to the issuer of each category (type) which may be purchased by this person in executing his right to the options of affiliates/companies related to the issuer owned by this person: ***0***
Any kinship with other members of the issuer's management and/or financial and economic activity control bodies: ***no kinship available.***

Alexey V. Kuzovkin
Year of birth: ***1975***
Education: ***Moscow Institute of Energy (Technical University)***

Positions occupied over the last 5 years:
Period: ***1998 - 2000***
Organization: ***RosBusinessConsulting Closed Joint Stock Company***
Experience: ***information services***
Position: ***Head of Technical Department***

Period: ***2000 - 2001***
Organization: ***RosBusinessConsulting Closed Joint Stock Company***
Experience: ***information services***
Position: ***IT Vice-President***

Period: ***2001 – currently***
Organization: ***RBC SOFT Closed Joint Stock Company***
Experience: ***software development and realization***
Position: ***Director General***

Share held in the issuer's authorized capital: ***0,000000869565***
Share of the issuer's common shares: ***0,000000869565***
Number of issuer's shares of each category (type) which may be purchased by this person in executing his right to the issuer's options owned by him: ***0***
Shares held in affiliates/companies related to the issuer: ***0***
Share of common shares of affiliates/companies related to the issuer: ***0***
Number of shares of affiliates/companies related to the issuer of each category (type) which may be purchased by this person in executing his right to the options of affiliates/companies related to the issuer owned by this person: ***0***
Any kinship with other members of the issuer's management and/or financial and economic activity control bodies: ***no kinship available.***

5.3. Size of remuneration, benefits and/or compensation for expenses for each management body of the issuer

Remuneration to the Members of the Board of Directors (Supervisory Board) in 2003
Reimbursement paid over the latest ended financial year:
Bonuses (RUR): ***0***
Commission (RUR): ***0***
Benefits and/or compensation for expenses: ***0***
Other material extensions
paid by the issuer
over the latest ended financial year (RUR): ***0***
Total (RUR): ***0***

Remuneration to the Director General in 2003
Reimbursement paid over the latest ended financial year:
Bonuses (RUR): ***0***
Commission (RUR): ***0***
Benefits and/or compensation for expenses: ***0***
Other material extensions
paid by the issuer
over the latest ended financial year (RUR): ***128 000***
Total (RUR): ***128 000***
Total (RUR): ***0***

Existing agreements on material extensions in the current financial year: ***not available.***

5.4. Structure and competence of the issuer's Financial and Economic Control Bodies

This information can be found in 6.4. of the Prospectus.

5.5. Members of the issuer's Financial and Economic Control Bodies

Audit Committee:

Chairman of the Audit Committee:
Aleksandra S. Savchenko

Year of birth: ***1969***

Education: ***МИЭМ***

Positions occupied over the last 5 years:
Period: ***1998 - 2000***
Organization: ***Megakor LLC***
Experience: ***consulting services***
Position: ***Chief Accountant***

Period: ***2000 - 2001***
Organization: ***RBC Center LLC***
Experience: ***software development and realization***
Position: ***Chief Accountant***

Period: ***2001 - 2002***
Organization: ***OAO RBC Information Systems***
Experience: ***development and realization of information products***
Position: ***Chief Accountant***

Period: ***2002 – currently***
Organization: ***OAO RBC Information Systems***
Experience: ***development and realization of information products***
Position: ***Deputy Finance Director***

Period: ***2002 - currently***
Organization: ***RBC Information Systems Open Joint Stock Company***
Experience: ***development and realization of information products***
Position: ***Chairman of the Auditing Committee***

Share held in the issuer's authorized capital: ***0,000000869565***
Share of the issuer's common shares: ***0,000000869565***
Number of issuer's shares of each category (type) which may be purchased by this person in executing his right to the issuer's options owned by him: ***0***
Shares held in affiliates/companies related to the issuer: ***0***
Share of common shares of affiliates/companies related to the issuer: ***0***
Number of shares of affiliates/companies related to the issuer of each category (type) which may be purchased by this person in executing his right to the options of affiliates/companies related to the issuer owned by this person: ***0***
Any kinship with other members of the issuer's management and/or financial and economic activity control bodies: ***no kinship available.***

Members of the Committee:

Tatiana A. Knyazeva
Year of birth: ***1954***
Education: ***MAI***

Positions occupied over the last 5 years:
Period: ***1998 - 2001***
Organization: ***LLC Megakor***
Experience: ***consulting services***
Position: ***Deputy Chief Accountant***

Period: ***2001 - 2002***
Organization: ***RBC Center LLC***
Experience: ***software development and realization***
Position: ***Deputy Chief Accountant***

Period: ***2002 – currently***

Organization: ***ZAO RosBusinessConsulting***
Experience: ***information services***
Position: ***Chief Accountant***

Period: ***2002 - currently***
Organization: ***RBC Information Systems Open Joint Stock Company***
Experience: ***development and realization of information products***
Position: ***Member of Auditing Committee***

Share held in the issuer's authorized capital: ***0,000000869565***
Share of the issuer's common shares: ***0,000000869565***
Number of issuer's shares of each category (type) which may be purchased by this person in executing his right to the issuer's options owned by him: ***0***
Shares held in affiliates/companies related to the issuer: ***0***
Share of common shares of affiliates/companies related to the issuer: ***0***
Number of shares of affiliates/companies related to the issuer of each category (type) which may be purchased by this person in executing his right to the options of affiliates/companies related to the issuer owned by this person: ***0***
Any kinship with other members of the issuer's management and/or financial and economic activity control bodies: ***no kinship available.***

Irina A. Solntseva
Year of birth: ***1957***
Education: ***VZFEI***

Positions occupied over the last 5 years:
Period: ***1995 - 2002***
Organization: ***ZAO Ausit-Service-K Auditing Firm***
Experience: ***auditing***
Position: ***Leading Auditor***

Period: ***2002 – currently***
Organization: ***OAO RBC Information Systems***
Experience: ***development and realization of information products***
Position: ***Internal Auditor***

Period: ***2002 - currently***
Organization: ***RBC Information Systems Open Joint Stock Company***
Experience: ***development and realization of information products***
Position: ***Member of Auditing Committee***

Share held in the issuer's authorized capital: ***0,000000869565***
Share of the issuer's common shares: ***0,000000869565***
Number of issuer's shares of each category (type) which may be purchased by this person in executing his right to the issuer's options owned by him: ***0***
Shares held in affiliates/companies related to the issuer: ***0***
Share of common shares of affiliates/companies related to the issuer: ***0***
Number of shares of affiliates/companies related to the issuer of each category (type) which may be purchased by this person in executing his right to the options of affiliates/companies related to the issuer owned by this person: ***0***
Any kinship with other members of the issuer's management and/or financial and economic control bodies: ***no kinship available.***

5.6. Size of remuneration, benefits and/or compensation for expenses for each issuer's Financial and Economic Control Body

Remuneration paid over the ended financial year:
Salary (RUR): ***0***
Bonuses (RUR): ***0***
Commission (RUR): ***0***
Benefits and/or compensation for expenses: ***0***

Other material extensions
paid by the issuer over the ended financial year (RUR): ***0***
Total (RUR): ***0***

Existing agreements on provision of material extensions in the current financial year: ***not available.***

VI. Participants (shareholders) and Transactions in which the Issuer had its Interest

6.1. Total number of issuer's shareholders

Number of persons registered in the issuer's shareholders ledger as of the end date of the latest quarter under review is 1021. Total number of nominee shareholders is 9.

6.2. Issuer's shareholders holding not less than 5 percent of the its authorized (reserve) capital (unit fund) or not less than 5 percent of its common shares, as well as shareholders holding not less than 20 percent of its authorized (reserve) capital (unit fund) or not less than 20 percent of its common shares

Dmitry G. Belik
Taxpayer number: *773412103406*
Share held in issuer's authorized capital: **21.03%**
Number of common shares: **21.03%**

Alexander M. Morgulchik
Taxpayer number:*772815710909*
Share held in issuer's authorized capital: *22.21 %*
Number of common shares: *22.21 %*

German V. Kaplun
Taxpayer number: *772815961902*
Share held in issuer's authorized capital: *19.25 %*
Number of common shares: *19.25 %*

6.3. Public or municipal share in issuer's authorized (reserve) capital (unit fund), golden share availability

Share of issuer's authorized (reserve) capital (unit fund) held by the state (constituent entities of the Russian Federation) or municipality: ***no such share available.***
Full name of the firm (for a legal entity operating as business entity) or name (for legal entity operating as non-profit organization), location or full name (for a physical entity) of the managing a public or municipal shareholding interest, as well as a person operating as issuer's shareholder on behalf of the Russian Federation, constituent entity of the Russian Federation or municipality: ***no such persons available.***
Availability of a special right for the Russian Federation, constituent entities of the Russian Federation and municipalities to govern the issuer operating as a joint stock company (golden share), the period of a special right (golden share): ***no such provision has been made for***

6.4. Restrictions imposed on shareholding interest in issuer's authorized (reserve) capital (unit fund)

Restrictions imposed by the Issuer's Charter on the quantity of shares per shareholder, and/or their integrated par value, and/or maximum number of votes per shareholder: ***no such restrictions available.***
Restrictions imposed by the law of the Russian Federation or other regulations of the Russian Federation on the shareholding interest of foreigners in issuer's authorized capital: ***no such restrictions available.***
Other restrictions related to shareholding interest in issuer's authorized (reserve) capital (unit fund): ***no other restrictions available.***

6.5. Changes in composition and shareholding interest of issuer's shareholders holding not less than 5 percent of the its authorized (reserve) capital (unit fund) or not less than 5 percent of its common shares

This information can be found in paragraph 7.5. of the Prospectus

6.6. Issuer's transactions in which it has interest

In Q4 2004, the issuer concluded no transactions in which it had interest.

6.7. Accounts receivable

This information is not specified in the Q4 report.

VII. Issuer's Accounting Report and other Financial Statements

Not to be reported for the current period under review.

VIII. Additional Information on the Issuer and Placed Issuable Securities

8.1. Additional information on the Issuer

8.1.1. Size and structure of issuer's authorized (reserve) capital (unit fund)

Issuer's authorized capital size (RUR): ***115,000***
By category of shares:
Common shares:
total (RUR): ***115,000***
share held in authorized capital: ***100 %***
Preferred shares:
total (RUR): ***0***
share held in authorized capital: ***0 %***
No OAO RBC Information Systems' outstanding shares are available abroad (outside the Russian Federation).

8.1.2. Changes in issuer's authorized (reserve) capital (unit fund)

Size and structure of authorized capital before changes made	Issuer's management body that made a decision to resize issuer's authorized capital	Date and No. of the Minutes of the management body meeting that made a decision to resize issuer's authorized capital	Size of authorized capital after changes made
1. RUR 84,000 84 000 000 common registered shares at a par value of RUR 0,001 per share	Board of Directors	Minutes No.8 of the Board of Directors dated January 15, 2002.	RUR 100,000 100 000 000 common registered shares at a par value of RUR 0,001 per share
2. RUR 100,000 100 000 000 common registered shares at a par value of RUR 0,001 per share	Board of Directors	Minutes No.24 of the Board of Directors dated January 13, 2004.	RUR 115,000 115 000 000 common registered shares at a par value of RUR 0,001 per share

8.1.3. Raising and utilizing the reserve fund and other issuer's funds

Fund's name: Reserve Fund
Fund's size established by the constituent documents: 5 percent of the authorized capital of the Company
Fund's size in terms of money as of the end date of 2003 is RUR 5, 000 (five thousand).
The issuer has no other funds.

8.1.4. Calling and holding a meeting of the issuer's superior management body

This information can be found in paragraph 10.1.4. of the Prospectus.

8.1.5. Businesses in which the issuer holds not less than 5 percent of their authorized (reserve) capital (unit fund) or not less than 5 percent of their common shares:

This information can be found in paragraph 3.5. herein.

8.2. Categories (types) of issuer's shares

category: ***common registered non-documentary shares***
par value per share: ***RUR 0,001 (zero one thousandth).***
number of outstanding shares: ***115 000 000***
number of additional shares being placed: ***0***
number of authorized shares: ***15 000 000***
number of shares on issuer's balance: ***0***
number of additional shares which can be placed as a result of conversion of placed securities convertible into shares, or by discharging obligations for issuer's options: ***0***
state registration number and registration dates of all issuer's issues:
1-01-05214-A of 10.11.2000
1-02-05214-A of 17.09.2001
1-03-05214-A of 21.12.2001
1-04-05214-A of 27.03.2002
1-03-05214-A-002D of 18.05.2004
By order No. 1325 of 22.09.2003 of the Regional Branch of the Federal Commission for the Securities Markets (FCSM) for the Central Federal District, issues of shares were combined and the combined issue of shares was registered under number 1-03-05214-A of 22.09.03.
rights granted by shares to their holders:

Other information:

Other information can be obtained from the Prospectus.

EXHIBIT23

APPROVED
by the resolution of the Board of Directors
of OAO RBC Information Systems

Protocol No. 31 dated July 23, 2004
Chairman of the Board of Directors

___________________/German V. Kaplun

REGULATIONS OF THE EXECUTIVE BOARD

of open joint-stock company

RBC Information Systems

Moscow

2004

1. GENERAL PROVISIONS

1.1. The present Regulations of the Executive Board (hereinafter referred to as the Regulations), in accordance with the Civil Code of the Russian Federation, the Federal Law "On Joint-Stock Companies" and the Articles of Association of OAO RBC Information Systems (hereinafter referred to as the Company), define the composition, authority and procedures for the formation, functioning and termination of the Executive Board of the Company.

1.2. The Executive Board is a collegial executive body of the Company, and, under the guidance of the General Director, it shall exercise overall management of day-to-day operations of the Company, within the authority set forth in the Articles of Association of the Company and these Regulations.

Members of the Executive Board shall not exceed one forth of the Board of Directors, and they shall not be members of the Audit Commission of the Company.

1.3. In its activities, the Executive Board shall be guided by the laws of the Russian Federation, the Articles of the Association of the Company, these Regulations, resolutions and internal bylaws adopted by the general meeting and the Board of Directors of the Company.

1.4. The Executive Board shall be chaired by the General Director of the Company.

1.5. Control over the Executive Board shall be exercised by the Board of Directors and the Audit Commission.

2. COMPOSITION AND FORMATION OF THE BOARD

2.1. The Executive Board shall be appointed by the Board of Directors anually. Within one month after the election of the Board of Directors, the General Director shall submit to the Board of Directors proposals on the number of the members of the Executive Board, and nominate candidates for the Executive Board. The Board of Directors may reject proposed candidates for the Executive Board.

2.2. The term of office for the members of the Executive Board shall commence at the time of their confirmation by the Board of Directors, and it shall continue until the Board of Directors approves a new membership of the Executive Board. The membership of any member of the Ececutive Board may be terminated by the Board of Directors at any time at the proposal of the General Director. The General Director may additionally submit nominations for the Executive Board to the Board of Directors for approval. The term of office of a new member of the Executive Board, instead of the member who ceased to be a member of the Executive Board, shall last until the Board of Directors approves a new membership of the Executive Board.

2.3. A person who was convicted of an economic crime or a crime against the government, the interests of civil service in local self-government agencies, as well as persons to whom administrative penalties have been applied for offences in the sphere of entrepreneurial activities or finances, taxes and the securities market, cannot be a member of the Executive Board.

2.4. A person who is a shareholder, general director (manager), a member of a governing body or an employee of a legal entity competing with the Company, cannot be a member of the Executive Board.

2.5. A member of the Executive Board may at any time resign his membership by giving notice in writing to the General Director, subject to subsequent consideration by the Board of Directors.

3. POWERS AND DUTIES OF THE EXECUTIVE BOARD

3.1. The Executive Board shall ensure the implementation of decisions of the general meeting and the Board of Directors of the Company.

3.2. The Executive Board shall report monthly to the Board of Directors on its work.

3.3. The Executive Board shall be responsible for the following:

- creating subsidiaries (affiliates) of the Company, determining their business area, distributing business areas between separate subsidiaries (affiliates) of the Company;

- preparing and implementing the general strategy for the development of subsidiaries, including the planning and pursuit of a single industrial and technical, financial, pricing, sales, social and staff policy;

- investing by the Company in the business of its subsidiaries; providing them with property and monetary assets;

- approving a single organizational structure of the RosBusinessConsulting group, including the Company and its subsidiaries (affiliates);

- creating sub-structures within the structure of the RosBusinessConsulting group, conferring authority on them, reorganizing and liquidating departments of the Company;

- approving reports by the heads of the Company's departments and considering their proposals regarding the work of their departments;

- approving transactions involving real estate and borrowing by the Company, unless such transactions are major transactions or ordinary business of the Company.

3.4. If the necessity arises for the Company to perform an operation which is not included in its financial and business plan, the Board of Directors shall put the issue on the agenda of the Executive Board's meeting.

3.5. The Executive Board may make decisions related to other issues, in accordance with applicable laws and the Articles of Association, ecxept issues assigned by the Federal Law "On Joint-Stock Companies" and the Articles of Association to the exclusive competence of other governing bodies of the Company.

4. SECRETARY OF THE BOARD and PROTOCOL SERVICE

4.1. Secretary of the Executive Board shall be elected from among the members of the Executive Board at each meeting of the Executive Board.

4.2. A person performing the functions of a one-man executive body of the Company, shall not be the Secreary of the Executive Board.

4.3. Secretary of the Executive Board shall perform the following functions:

- prepare and keep the minutes of the Executive Board;
- determine voting results on issues decided by a poll (via absentee ballots);
- transmit the minutes of Executive Board meetings to the Protocol Service.

4.4. To ensure the effective activity of the Executive Board, a Protocol Service shall be established in the Company.

4.5. The Protocol Service shall provide for the preparation and conduct of meetings of the Executive Board of the Company, in accordance with applicable laws, the Articles of Association and internal bylaws of the Company.

4.6. The Protocol Service shall inform all the members of the Executive Board about meetings of the Executive Board. The Protocol Service shall prepare documents for meetings of the Executive Board, and ensure that these documents be send to the members of the Executive Board.

4.7. The Protocol Service shall provide for the retention of the minutes of Executive Board meetings and written opinions of those members of the Executive Board who were absent at the meeting.

4.8. The Protocol Service shall register and keep incoming documents and copies of outgoing documents of the Executive Board.

4.9. Until the election of the Protocol Service by the Executive Board, the functions of the Protocol Service shall be performed by the Legal Department of the Company.

5. RIGHTS, DUTIES AND RESPONSIBILITY OF MEMBERS OF THE EXECUTIVE BOARD

5.1 Members of the Executive Board shall have the following rights:

- set agendas for meetings of the Executive Board;

- perform all such actions that may be necessary for the implemenation of resolutions passed by the general meeting, the Board of Directors and the Executive Board of the Company;

- have unlimited access to information related to the activity of the Company and necessary for the discharge of its functions.

5.2. Members of the Executive Board shall be loyal to the Company, they shall act in the interests of the Company and exercise their rights and duties in relation to the Company reasonably and in good failth. Members of the Executive Board shall refrain from actions that will lead or potentially could lead to a conflict of interest between them and the Company; in the event of such a conflict, members of the Executive Board shall inform the Board of Directors about it.

5.3. Members of the Executive Board shall not use resources provided by the Company, or allow them to be used for purposes other than those stated in the Articles of Association of the Company. "Resources of the Company" means, for the purposes of this article, all proprietary and non-proprietary rights and business opportunities, information about the activities and plans of the Company, any rights and information of value.

5.4. Members of the Executive Board shall be responsible to the Company for losses caused by their wrongful acts (defaults).

At the same time, those members of the Executive Board who voted at a meeting of the Executive Board against the decision that caused losses to the Company, as well as those members who did not take part in the vote, shall not be responsible for such losses.

5.5. The grounds and amount of responsibility of the members of the Executive Board shall be determined taking into account ordinary course of business, normal business risks and other factors of importance for the case in question.

5.6. Responsibility for non-compliance with provisions on the use of confidential and internal information shall be established in contracts with the members of the Executive Board.

5.7. Members of the Executive Board shall report the following information to the Board of Directors, the Audit Commission and the auditor of the Company:

- about legal entities in which they, independently or together with their affiliates, hold 20 percent or more of voting shares (parts);

- about legal entities in which they hold executive offices;

- about current or planned contracts of the Company, about which they are aware and in which they could be regarded as having an interest;

- about the possession of the Company's securities, and also about the sale and (or) purchase of the securities of the Company.

5.8. In the event a member of the Executive Board has an interest in a contract in which the Company is a party or intends to be a party, and also if there are other conflicts of interest between such member and the Company in relation to the current or planned contract, such member shall report his interest to the Board of Directors in writing, before a decision is made on the contract.

6. PROCEEDINGS OF THE EXECUTIVE BOARD

6.1. Meetings are the main form of work for the Executive Board. A meeting of the Executive Board shall have a quorum of at least half of the elected members of the Executive Board. The Chairman of a meeting shall determine at the beginning of the meeting whether a quorum is present.

6.2. A meeting of the Executive Board shall be held in accordance with work schedules approved by the Executive Board. The Executive Board's work plans include issues assigned to its competence by the Articles of Association and these Regulations.

6.3. Meetings of the Executive Board shall be called by the General Director of the Company or a person acting as the General Director of the Company.

6.4. Proposals regarding the agenda of a meeting of the Executive Board shall be submitted to the General Director of the Company by the members of the Executive Board, members of the Board of Directors or the Audit Commission, and also by the auditor of the Company.

Proposals to put items on the agenda of a meeting of the Executive Board shall contain the following information:

- motivation for the necessity to consider the proposed issue;
- a statement of the proposed issue;
- a list of those invited to attend the meeting of the Executive Board;
- the name and position of the speaker or person responsible for the preparation of the necessary documents and their timely transmission to the Executive Board.

6.5. Documents for a meeting of the Executive Board (an explanatory note, reference materials), prepared in accordance with the set agenda of the meeting, shall be transmitted to the Protocol Service not less than three days before the date of the meeting.

Upon consultation with the General Director, agendas of meetings can be changed and amended.

6.6. Documents and draft resolutions prepared for a meeting of the Executive Board shall satisfy the following requirements:

- contain brief information, but sufficient for the participants of the meeting to consider and discuss it;
- reflect objectively and adequately all aspects of the matter.

6.7. The Protocol Service shall circulate documents prepared in accordance with these Regulations, among the members of the Executive Board not less than two days before the date of the meeting.

6.8. Members of the Executive Board and other interested persons involved in the preparation of issues to be discussed at a meeting of the Executive Board, shall submit to the Protocol Service their remarks, proposed amendments and changes to draft resolutions not less than one day before the meeting.

6.9. The Executive Board shall have the right to pass resolutions on issues within its competence if there are at least two members of the Executive Board present at the meeting.

6.10. The following proceedings shall apply during meetings of the Executive Board:

- the time limit for speeches on issues of the agenda shall be no more than 7 minutes for each speaker; the speech should mainly contain (taking into account documents on the agenda circulated among the members of the Executive Board) a brief description of the problem, conclusions and proposals, with necessary explanations. If necessary, the speaker shall answer questions from the members of the Executive Board;
- the time limit for speeches made by the members of the Executive Board and those persons who were invited to attend the meeting shall be no more than 5 minutes for each speaker.

6.11. The Executive Board shall make decisions by a simple majority of those present at the meeting of the Executive Board. In the event of an equality of votes, the General Director presiding at the meeting, shall be entitled to a casting vote. Other persons presiding at the meeting shall not be entitled to a casting vote.

6.12. A member of the Executive Board who is absent at the meeting, shall have the right to submit to the General Director of the Company his written opinion on the issues to be discussed at the meeting. Such an opinion shall be submitted in advance, and it shall be signed by the member of the Executive Board who is absent at the meeting. Such a written opinion presented by a member of the Executive Board shall be attached to the minutes of the meeting, and it shall be counted in the quorum and vote.

6.13. The Executive Board may make decisions via absentee voting (absentee ballots).

6.14. The procedure for deciding to hold and prepare an absentee vote is the same as the procedure for an in-person meeting of the Executive Board.

If absentee voting is held, each member of the Executive Board shall be provided with an absentee ballot, which shall contain the following information:

- issue of the agenda on which a member of the Executive Board shall give his opinion;

- date and procedure for the submission of the filled-out ballot.

An absentee ballot shall be signed by the member of the Executive Board. The opinion of the member of the Executive Board shall be clearly stated.

6.15. Minutes shall be taken during each meeting of the Executive Board; they shall contain the following information:

- date, place and time of the meeting;
- names of the members of the Executive Board who are present at the meeting, information about the quorum;
- agenda of the meeting;
- issues put to a vote, and voting results;
- decisions made.

All documents related to the agenda of the meeting, shall be attached to the minutes of each meeting of the Executive Board.

Minutes shall be signed by the person presiding at the meeting and the Secretary of the Executive Board, who are responsible for the correctness of the minutes.

Copies of the minutes shall be transmitted to the members of the Executive Board. The minutes of the Executive Board shall be submitted to the members of the Board of Directors of the Company, the Audit Commission, and the auditor of the Company, at their request.

The Protocol Service shall provide for the retention and use of the minutes of the Executive Board. Minutes of the meetings of the Executive Board shall be kept at the same location as the executive bodies of the Company.

6.16. If necessary, extracts from the minutes of a meeting of the Executive Board shall be issued and signed by the Secretary of the Company; they shall be attested with a seal of the Company intended for attesting documents of the Executive Board. Such extracts shall contain the following information:

- minutes number;
- date and place of the meeting;
- names of the members of the Executive Board who were present at the meeting, information about the quorum;
- issue of the agenda for which the extract is required;
- decisions made on the issue of the agenda or their selected aspects;
- voting results.

7. APPROVAL AND AMENDMENT OF THE REGULATIONS OF THE EXECUTIVE BOARD

7.1 The Regulations of the Executive Board, as well as all additions and amendments to it, shall be approved by the Board of Directors of the Company.

EXHIBIT24

Edition No. 2

APPROVED BY
a decision of the General Shareholders' Meeting
of OAO RBC Information Systems
Minutes of Meeting No. 13
as of June 3, 2003
General Director
_______________________ Yury A. Rovensky

THE PROVISIONS
ON THE GENERAL SHAREHOLDERS' MEETING

OF THE PUBLIC COMPANY

RBC Information Systems
(the second edition)

Moscow, 2003

TABLE OF CONTENTS

1. GENERAL PROVISIONS

Clause 1. The Provisions on the General Shareholders' Meeting

1. These Provisions define the order of convening, conducting and summarizing the results of the General Shareholders' Meeting in compliance with the Civil Code of the Russian Federation, the Federal Law "On Join-Stock Companies", other laws of the Russian Federation and the Company's Articles of Association.

In the event some issues related to convening, conducting and summarizing the results of the General Shareholders' Meeting are not regulated by the specified laws, they should be resolved proceeding from the necessity to provide the rights and interests of shareholders.

The Company shall provide an equal opportunity to participate in the General Shareholders' Meeting for all shareholders.

2. THE ANNUAL GENERAL SHAREHOLDERS' MEETING

Clause 2. Terms of holding the Annual General Shareholders' Meeting

1. The Company shall conduct the Annual General Shareholders' Meeting every year.

2. The Annual General Meeting shall be conducted not earlier than in a two-month time and not later than in a six-month time after the end of a fiscal year.

A fiscal year starts on January 1 and expires on December 31 of a current calendar year.

Clause 3. Issued resolved at the Annual General Shareholders' Meeting

1. The following issues are obligatory for being resolved at the Annual General Shareholders' Meeting:

- approving annual reports of the Company;
- approving annual accounting statements, including profit-and-loss statements (profit-and-loss accounts) of the Company, profit distribution (including the payment (declaring) of dividends except for profits distributed as dividends for the first quarter, the first half, the first nine months of a fiscal year) and losses of the Company by the end of a fiscal year.
- electing the Board of Directors;
- electing the Audit and Compliance Commission (Internal Auditor) of the Company;
- Approving the Auditor of the Company.

2. The Annual General Shareholders' Meeting can resolve other issues that lie within the competence of the General Shareholders' Meeting in the event they were included on the agenda in compliance with procedures set by law and the Company's Articles of Association.

3. PROPOSALS ON INCLUDING ISSUES ON THE AGENDA OF THE ANNUAL GENERAL SHAREHOLDERS' MEETING. PROPOSALS ON NOMINATING CANDIDATES TO THE COMPANY'S BODIES TO BE ELECTED AT AN ANNUAL GENERAL SHAREHOLDERS' MEETING

Clause 4. Including issues on the agenda of the Annual General Shareholders' Meeting and nominating candidates to the Company's bodies to be elected at the Annual General Shareholders' Meeting

1. Shareholders (a shareholder) who own(s) in total at least 2 percent of the Company's voting shares are (is) entitled to include issues on the agenda of the Annual General Shareholders' Meeting.

2. Shareholders (a shareholder) who own(s) in total at least 2 percent of the Company's voting shares are (is) entitled to nominate a candidate for the Company's Auditor or candidates to the Company's Board of Directors and the Audit and Compliance Commission (Internal Auditor). The number of the candidates shall not surpass the quantitative make-up of the corresponding governing body as set in the Company's Articles of Association

3. Proposals on the introduction of issues on the board of the Annual General Shareholders' Meeting and a proposal on introducing candidates to the Company's bodies coming from shareholders should be submitted to the Company not later than 30 days before the end of a fiscal year unless a later deadline is specified by the Company's Articles of Association.

4. A proposal of shareholders (a shareholder) on including issues on the agenda of the Annual General Shareholders' Meeting and a proposal on nominating candidates to the Company's bodies are made in writing. Oral proposals are neither accepted nor considered.

5. Proposals on including issues on the agenda and proposals on nominating candidates to managing and other bodies of the Company (further referred to as proposals on the agenda) can be introduced (and demands on holding the Extraordinary General Shareholders' Meeting can be presented) in the following way:

- sent by mail at: 78-1, Profsoyuznaya Street, Moscow, 117393, Russia;

- delivered directly to a person fulfilling the functions of the sole executive authority of the Company, the Chairperson of the Board of Directors (Supervisory Board) of the Company, the corporate secretary of the Company in the event this post is envisaged in the Company or to any other person authorized to receive written correspondence addressed to the Company.

6. In the event a proposal for the agenda of the Annual General Shareholders' Meeting was sent by mail, the date of introduction of this proposal is the date specified by the impression of a date stamp confirming the date of receipt of the postal message. In the event a proposal for the agenda of the Annual General Meeting was delivered directly, then the date of making proposals is the date of the direct delivery of such proposal to the Company.

7. The number of voting shares of a shareholder who signs a proposal on introducing issues on the agenda of the Annual General Shareholders' Meeting and a proposal on nominating candidates to the Company's bodies is set as of the date of submitting the proposal to the Company.

In the event the amount of voting shares of a shareholder decreases to less than 2 percent of all voting shares of the Company after the date of introducing proposals, or if a shareholder stops owning voting shares, his proposals are recognized as valid and the Board of Directors is obliged to consider it. A denial to satisfy proposals due to this reason only is not permitted.

The Company's Board of Directors, on its own initiative, receives information from the register of owners of securities about the number of shares of the corresponding category (type) owned by the shareholder who sent a proposal on including issues on the agenda of the Annual General Shareholders' Meeting and a proposal on nominating candidates to the Company's bodies.

A shareholder who submits a proposal on including issues on the agenda of the Annual General Shareholders' Meeting and a proposal on nominating candidates to the Company's bodies is entitled to present a copy of an extract from the register of owners of registered shares confirming that he owns the corresponding number of voting shares of the Company as of the date of introducing the proposal.

8. The total amount of voting shares of the Company is determined as of the date of introducing each proposal on the agenda of the Annual General Shareholders' Meeting and a proposal on nominating candidates to the Company's bodies.

The relative share (percent) of the Company's voting shares, belonging to shareholders who signed proposals, to the total number of the Company's voting shares is determined as of the date of introducing each proposal.

9. A proposal on including issues on the agenda of the Annual General Shareholders' Meeting and a proposal on nominating candidates to the Company's bodies shall be signed by shareholders who made the corresponding proposals.

In the event a proposal on including issues on the agenda of the Annual General Shareholders Meeting or on nominating candidates to the Company's governing bodies specifies that this proposal is introduced by several shareholders, but the proposal is signed only by some of these shareholders, the proposal is recognized as being made by shareholders (a shareholder) who signed it. The Board of Directors is obliged to consider such a proposal and has no right to deny such a proposal on the basis that it was not signed by all shareholders specified in the proposal.

In the event a proposal on including issues on the agenda of the Annual General Shareholders' Meeting and a proposal on nominating candidates to the Company's governing bodies is signed by an agent of a shareholder, the proposal should be provided with a power of attorney for performing the corresponding actions or other documents proving the right of the agent to act on behalf of a shareholder. In the event a

power of attorney is issued for a sub-agent, a power of attorney, or a copy of it, that was used for issuing the power of attorney to the sub-agent, should be presented.

Other documents proving the right of an agent to act on behalf of a shareholder include documents confirming the authority of an agent based on provisions of a law or a decree of the authorized governing body or agencies of self-governing regions.

Powers of attorney should be drawn in compliance with requirements of Paragraph 4 and 5 or Article 185 of the Russian Civil Code and should be attested to by a notary. In the event a copy of a power of attorney is presented, the copy should be attested to by a notary as well.

In the event a proposal on the agenda of the General Meeting or a demand to convene an extraordinary general meeting is signed by a shareholder (or his agent) whose right for shares are registered based on a custody account in the depositary, then this proposal (demand) should be provided with a custody account statement of the shareholder from the depositary that registers the right for specified shares.

10. A proposal on including issues on the agenda of the Annual General Shareholders' Meeting and a proposal on nominating candidates to the Company's bodies should include information about the number and category (type) of shares owned by each shareholder who signed the proposal.

In the event a proposal on including issues on the agenda of the Annual General Shareholders' Meeting contains wrong information about the number, category (type) of shares owned by shareholders who signed the proposal, and the Board of Directors determines that the shareholders who signed the proposal own a total of at least 2 percent of the Company's voting shares, then the issue shall be included on the agenda of the Annual General Shareholders' Meeting.

In the event a proposal on nominating candidates to the Company's bodies contains wrong information about the number, category (type) of shares owned by shareholders who signed the proposal, and the Board of Directors determines that the shareholders who signed the proposal own a total of at least 2 percent of the Company's voting shares, then the nominated candidate shall be included on a list of candidates to the corresponding governing body of the Company.

Clause 5. Special requirements to a proposal to include issues on the agenda of the Annual General Shareholders' Meeting

1. A written proposal on including issues on the agenda of the Annual General Shareholders' Meeting shall contain a formulation of each proposed issue and may contain formulations of a decision on each proposed issue.

2. Each proposal on including issues on the agenda of the Annual General Shareholders' Meeting shall be considered by the Board of Directors separately. Votes of shareholders who signed various proposals on including issues on the agenda of the Annual General Shareholders' Meeting are not summed up.

Shareholders are considered to have made a joint proposal of an issue for the agenda of the Annual General Shareholders' Meeting if they signed one such proposal.

The inclusion of an issue on the agenda of the Annual General Shareholders' Meeting requires that at least one of the proposals on including this issue on the agenda of the Annual General Shareholders' Meeting be signed by shareholders owning the necessary number of the Company's voting shares as stipulated by law.

3. The Board of Directors is not entitled to make changes to formulations of issues proposed by shareholders to be included on the agenda of the Annual General Shareholders' Meeting and formulations of decisions on these issues.

The Board of Directors is entitled to propose, at its own initiative, additional formulations of draft decisions on issues proposed for shareholders to be included on the agenda of the Annual General Shareholders' Meeting.

Clause 6. Special requirements to a proposal on nominating candidates to the Company's governing bodies to be elected at the Annual General Shareholders' Meeting

1. The number of candidates in a proposal on nominating candidates to the Company's bodies cannot exceed the quantitative make-up of the corresponding governing body, as stipulated in the Articles of Association.

In the event a proposal nominates candidates in a number exceeding the quantitative make-up of the corresponding governing body of the Company stipulated in the Articles of Association, only the number of

candidates corresponding to the quantitative make-up of this body, as stipulated in the Articles of Association, will be considered. In this case, candidates who are listed first in the proposal on nominating candidates to the Company's governing body are taken into account.

2. A proposal on nominating a candidate should contain the name of a body to which the candidate is proposed to be elected and information about candidates as stipulated in the Company's Articles of Association.

3. Each proposal on nominating a candidate to be elected to the Company's governing bodies shall be considered by the Board of Directors separately. Votes of shareholders who signed various proposals on nominating candidates to be elected to the Company's bodies are not summed up.

Shareholders are considered to have made a joint proposal on nominating candidates to be elected to the Company's bodies if they signed one such proposal.

At least one proposal on nominating a candidate should be signed by shareholders owning the necessary number of the Company's voting shares, as stipulated by law, in order to include this candidate on the list of candidates for the Company's governing bodies.

In the event a candidate was nominated more than once in one or several proposals on nominating candidates to the Company's governing bodies, he is considered to be nominated to one post in a governing body and he is included on the list of candidates for voting to the corresponding governing body only once.

Clause 7. The approval of lists of candidates for elections to the Company's governing bodies and voting on issues proposed to be included on the agenda on the Annual General Shareholders' Meeting.

1. The Company's Board of Directors is obliged to consider submitted proposals and made a decision on including them on the agenda of the General Shareholders' Meeting or refuse to include the issue on the specified agenda not later than 5 days after the deadline set by the Company's Articles of Association for submitting proposals to the Company on including issues on the agenda of the Annual General Shareholders' Meeting and proposals on nominating candidates to the Company's bodies. An issue proposed by shareholders (a shareholder) shall be included on the agenda of the General Shareholders' Meeting as well as nominated candidates shall be included on the list of candidates to vote for to the corresponding governing body of the Company, except for the following cases:

- shareholders (a shareholder) do(es) not comply with deadlines for submitting proposals on including issues on the agenda of the Annual General Shareholders Meeting and proposals on nominating candidates to the Company's bodies, as stipulated by the Company's Articles of Association;
- shareholders (a shareholder) who signed a proposal on including an issue on the agenda of the General Shareholders' Meeting or a proposal on nominating candidates to the Board of Directors do(es) not own the number of the Company's voting shares stipulated in Paragraph 1 of Article 53 of the Federal Law "On Joint-Stock Companies";
- a proposal does not correspond to the requirements as stipulated in Paragraphs 3 and 4 of Article 53 of the Federal Law "On Joint-Stock Companies" and requirements of the Articles of Association based on these Paragraphs;
- an issue proposed to be included on the agenda of the General Shareholders' Meeting of the Company does not lie within the competence of this meeting according to the Federal Law "On Joint-Stock Companies" and other laws of the Russian Federation. In particular, if, according to the Federal Law "On Joint-Stock Companies" and the Company's Articles of Association, the proposed issue can be considered by the General Shareholders' Meeting only by a proposal of the Board of Directors and(or) the issue can be considered by the General Shareholders' Meeting only in the event the Board of Directors fails to make a preliminary unanimous decision on it.

2. A motivated decision of the Board of Directors on refusing to include a proposed issue on the agenda of the Annual General Shareholders' Meeting or a candidate to be included on the list of candidates to the corresponding governing body of the Company is sent to shareholders (a shareholder), who made the proposal, not latter than 3 days after making this decision.

A motivated decision of the Board of Directors on refusing to include a proposed issue on the agenda of the Annual General Shareholders' Meeting or a candidate to be included on the list of candidates to the corresponding governing body of the Company due to the fact that shareholders (a shareholder) who made the proposal do(es) not own the number of voting shares of the Company as stipulates in Paragraph 1 of Article 53 of the Federal Law "On Joint-Stock Companies" shall be confirmed in writing.

3. A decision of the Board of Directors on refusing to include a proposed issue on the agenda of the Annual General Shareholders' Meeting or a candidate to be included on the list of candidates to the corresponding governing body of the Company as well as waiving to make a decision by the Board of Directors can be appealed in court.

Waiving to make a decision by the Board of Directors to include an issue on the agenda of the Annual General Shareholders' Meeting or including a candidate on the list of candidates to the corresponding governing body of the Company means, in particular:

- not holding a meeting of the Board of Directors within 5 days after the expiry of the deadline for including issues on the agenda of the Annual General Shareholders' Meeting and nominating candidates to the Company's bodies;
- holding a meeting of the Board of Directors and not making a decision;
- other inaction of the Board of Directors resulting in not making the specified decision;
- not presenting a copy of the decision (minutes, statements from the minutes) of the Board of Directors to the shareholder;
- making a decision that can be interpreted in different ways;

Clause 8. Including issues on the agenda of the Annual General Shareholders' Meeting by initiative of the Board of Directors.

1. In addition to issues proposed by shareholders to be included on the agenda of the Annual General Shareholders' Meeting and in the event there are no such proposals, the Company's Board of Directors is entitled to include issues and possible ways of their resolution on the agenda of the Annual General Shareholders' Meeting at its own discretion.

2. After giving notice to shareholders of holding the Annual General Meeting in a procedure stipulated by the company's Articles of Association, including by mailing notifications, the agenda of the Annual General Meeting is not subject to change.

Clause 9. Receiving written consent of candidates included on the list of candidates to the Company's governing bodies.

1. The Company shall receive the written consent of a person included on the list of candidates to the company's bodies confirming that this person agrees to run for a position in the corresponding governing body of the Company.

The Company shall send a letter to each candidate included on the list of candidates to the Company's governing bodies saying what body this person was nominated as a candidate for, who made the corresponding proposal on nominating him and the number of voting shares of the Company owned by shareholders who nominated him. The letter contains a request to confirm and the consent of a candidate to run for a position in the corresponding governing body of the Company in writing and confirm the authenticity of information about the candidate required by the Articles of Association and bylaws of the Company.

In the event of self-nomination (when a candidate nominates him himself), written consent of a candidate to run for a position in the Company's governing body is considered given, and the Company does not send him a letter asking to confirm his consent to run for a position in the specified governing body.

In the event a proposal to nominate a candidate to the Company's bodies is provided with a written consent of a candidate to run for the position, the Company does not send him a letter asking to confirm his consent to run for a post in the specified governing body of the Company.

2. A candidate nominated to the Company's governing is entitled to withdraw his candidacy at any time by informing the Company in writing thereof.

4. THE EXTRAORDINARY GENERAL SHAREHOLDERS' MEETING

Clause 10. Convening the Extraordinary General Shareholders' Meeting

1. The Extraordinary General Shareholders' Meeting can be held by a decision of the Company's Board of Directors on its own initiative, at the demand of the Audit and Compliance Commission (Internal Auditor) of the Company, the Auditor of the Company and shareholders (a shareholder) who own(s) a total of at least 10 percent of the Company's voting shares as of the date of submitting the demand.

2. The number of voting shares of the Company owned by a shareholder who signed a demand on convening the Extraordinary General Shareholders' Meeting and the total number of the Company's voting shares as well as the relative share (percent) of the Company's voting shares belonging to shareholders (a shareholder) who signed the demand on convening the Extraordinary General Shareholders' Meeting in the total number of the Company's shares is defined as of the date of submitting a demand on convening the Extraordinary General Shareholders' Meeting.

The Board of Directors, at its own initiative, receives information from the register of owners of registered shares about the number of shares of the corresponding category (type) belonging to each shareholder who sends a demand on convening the Extraordinary General Meeting.

3. In the event a demand to convene the Extraordinary General Shareholders' Meeting was sent by ordinary post, the date of introduction of this demand is the date specified by the impression of a date stamp confirming the date of receipt of the postal message. In the event a demand to convene the Extraordinary General Meeting was sent by registered mail, then the date of making the demand is the date when the letter is delivered to the Company, which is confirmed by a signature.

In the event a demand to convene the Extraordinary General Meeting was delivered directly, then the date of making the demand is the date of its direct delivery to the Company.

4. The convening of the Extraordinary General Shareholders' Meeting by demand of the Audit and Compliance Commission (the Internal Auditor) of the Company, the Auditor of the Company or shareholders (a shareholder) who own(s) a total of at least 10 percent of the voting shares of the Company, is performed by the Board of Directors.

The Board of Directors is entitled to consider proposals and messages from other bodies and persons (including state governing agencies, shareholders who do not own the necessary number of the voting shares as set by law and so on) on convening the Extraordinary General Shareholders' Meeting. In the event such proposals are satisfied, the Extraordinary General Shareholders' Meeting is convened at the initiative of the Board of Directors.

Clause 11. Terms of convening the Extraordinary General Shareholders' Meeting

The terms of convening the Extraordinary General Shareholders' Meeting are defined by the Company's Articles of Association in compliance with the Federal Law "On Joint-Stock Companies."

Clause 12. The contents and form of the demand to convene the Extraordinary General Shareholders' Meeting

1. A demand on holding the Extraordinary General Shareholders' Meeting should contain issues to be introduced on the agenda of the meeting.

A demand on holding the Extraordinary General Shareholders' Meeting may contain the formulations of decisions on each of these issues and a proposal on the form of the General Shareholders' Meeting. In the event a demand on convening the Extraordinary General Shareholders' Meeting contains a proposal on nominating candidates to the Company's governing bodies, the corresponding provisions of Article 53 of the Federal Law "On Joint-Stock Companies" are applied to such proposal.

The Company's Board of Directors is not entitled to introduce changes to the formulations of issues for the agenda and the formulations of decisions on these issues or change the proposed form of holding the Extraordinary General Shareholders' Meeting convened at the demand of the Audit and Compliance Commission (Internal Auditor), the Company's Auditor or shareholders (a shareholder) who own(s) a total of at least 10 percent of voting shares of the Company.

A violation of this rule is considered as equal to a refusal to convene the General Meeting and shall grant the persons, who demand the convening of the General Meeting, rights as stipulated in Paragraph 8 of Article 55 of the Federal Law "On Joint-Stock Companies", to exercise their rights.

2. In the event a demand to convene the Extraordinary General Shareholders' Meeting comes from shareholders (a shareholder), it must contain the names (company names) of shareholders (a shareholder) demanding the convening of this meeting, and information about the number and category (type) of shares they (he) own(s).

3. A demand to convene the Extraordinary General Shareholders' Meeting shall be signed by persons (a person) demanding to convene the Extraordinary General Shareholders' Meeting.

In the event a demand on convening the Extraordinary General Meeting specifies that this demand is introduced by several persons, but the demand is signed only by some of them, it is recognized as being made by persons who signed it. The Board of Directors is obliged to consider such a demand and has no right to deny to satisfy it on the basis that it was not signed by all persons specified in the demand.

4. In the event a demand is signed by an agent of a shareholder, the demand should be supplied with a power of attorney for making the corresponding actions or supplied with other documents confirming the right of the agent to act on behalf of the shareholder. In the event a power of attorney is issued for a sub-agent, in addition, to this power of attorney or a copy, the original power of attorney or a copy that was used for issuing the power of attorney to the sub-agent should be presented.

Other documents proving the right of an agent to act on behalf of a shareholder include documents confirming authority of an agent based on provisions of a law or a decree of the authorized governing body or agencies of self-governing regions.

Powers of attorney should be drawn in compliance with requirements of Paragraph 4 and 5 or Article 185 of the Russian Civil Code and should be attested to by a notary. In the event a copy of a power of attorney is presented, the copy should be attested to by a notary as well.

Clause 13. Considering demands on convening the Extraordinary General Shareholders' Meeting

1. Within 5 days after the date of presenting demand by the Audit and Compliance Commission (Internal Auditor) of the Company, the Company's Auditor or shareholders (a shareholder) who own(s) a total of at least 10 percent of the Company's voting shares to convene the Extraordinary General Shareholders' Meeting, the Company's Board of Directors shall make a decision on convening the Extraordinary General Shareholders' Meeting or refusing to convene it.

2. A decision to refuse to convene the Extraordinary General Shareholders' Meeting demanded by the Audit and Compliance Commission (Internal Auditor) of the Company, the Company's Auditor or shareholders (a shareholder) who own(s) a total of at least 10 percent of the Company's voting shares can be made in the following cases:

- the procedure of presenting demand on convening the Extraordinary General Shareholders' Meeting set by the Federal Law "On Joint-Stock Companies" was not observed;
- shareholders (a shareholder) who signed demand to convene the Extraordinary General Shareholders' Meeting do(es) not own 10 percent of the Company's voting shares as of the date of presenting the demand;
- none of the issues proposed to be included on the agenda of the Extraordinary General Shareholders' Meeting lies within its competence and(or) corresponds to requirements of the Federal Law "On Joint-Stock Companies" and other laws of the Russian Federation.

3. A decision of the Board of Directors to convene the Extraordinary General Shareholders' Meeting or a motivated decision to refuse to convene the Extraordinary Shareholders' Meeting shall be sent to persons demanding it no latter than 3 days after making this decision.

A decision of the Board of Directors to refuse to convene the Extraordinary General Shareholders' Meeting can be appealed in court.

4. In the event the Company's Board of Directors fails to make a decision on convening the Extraordinary General Shareholders' Meeting or if it makes a decision to refuse to convene such a meeting within time frames set by law, the Extraordinary General Shareholders' Meeting can be convened by bodies or people who demanded its convention. In this case, bodies or persons convening the Extraordinary General Shareholders' Meeting shall have the authority stipulated by law necessary for convening and holding the General Shareholders' Meeting.

In this case, expenditures for preparing and holding the General Shareholders' Meeting can be reimbursed from assets of the Company by a decision of the General Shareholders' Meeting.

Clause 14. Introducing proposals on nominating candidates to be elected to the Board of Directors at the Extraordinary General Shareholders' Meeting

1. Irrespective of who initiated the Extraordinary General Shareholders' Meeting, if the proposed agenda for an extraordinary meeting contains an issue on electing members of the Company's Board of Directors by cumulative vote, shareholders (a shareholder) who own(s) in total at least 2 (two) percent of voting shares of the Company, have (has) the right to nominate a candidate to the Company's Board of Directors, and the

number of nominees should not exceed the quantitative make-up of the Board of Directors of the Company. Such proposals should be submitted by shareholders no less than 30 days prior to the Extraordinary General Meeting and they should correspond to requirements (excluding time frames) stipulated in Clause 4 of these Provisions.

2. In the event the proposed agenda of the Extraordinary General Shareholders' Meeting contains an issue on electing members of the Company's Board of Directors by separate vote, shareholders of the Company have no right to nominate candidates to the Company's Board of Directors.

3. Proposals on nominating candidates to the Board of Directors shall be made in writing. Oral proposals are neither accepted nor considered.

4. Proposals on nominating candidates to the Board of Directors shall be signed by a shareholder (shareholders) who made the corresponding proposal.

In the event a proposal on nominating candidates to the Company's Board of Directors specifies that this proposal is introduced by several shareholders, but the proposal is signed only by some of these shareholders, the proposal is recognized as being made by shareholders (a shareholder) who signed it. The Board of Directors is obliged to consider such a proposal and has no right to deny such a proposal only on the basis that it was not signed by all shareholders specified in the proposal.

5. In the event a proposal on nominating candidates to the Company's Board of Directors is signed by an agent of a shareholder, the proposal should be provided with a power of attorney for performing the corresponding actions or other documents proving the right of the agent to act on behalf of a shareholder. In the event a power of attorney is issued for a sub-agent, a power of attorney, or a copy of it, that was used for issuing the power of attorney to the sub-agent, should be presented.

Other documents confirming the right of an agent to act on behalf a shareholder include documents confirming authority of an agent based on law or an order issued by an authorized state governing body or a agencies of self-governing regions.

Powers of attorney should be drawn in compliance with Paragraphs 4 and 5 of Article 185 of the Civil Code of the Russian Federation or should be attested to by a notary. In the event a copy of a power of attorney is presented, the copy should be attested to by a notary as well.

6. A proposal on nominating candidates to the Board of Directors should contain information about the number and category (type) of shares owned by each shareholder who signed the proposal.

In the event a proposal on nominating candidates to the Board of Director contains wrong information about the number, category (type) of shares belonging to shareholders who signed the proposal, and the Board of Directors determines that the shareholders who signed the proposal own a total of at least 2 percent of the Company's voting shares as of the date of submitting the proposal, the proposed candidate should be included on the list of candidates to the Board of Directors.

The number of voting shares of the company owned by shareholders who signed a proposal on nominating candidates to the Board of Directors, and the total number of voting shares of the Company is determined as of the date of submitting the proposal to the Company.

The relative share (percent) of the Company's voting shares, belonging to shareholders who signed a proposal on nominating candidates to the Board of Directors, to the total number of the Company's voting shares is determined as of the date of introducing the proposal.

In the event the amount of voting shares of a shareholder decreases to less than 2 percent of all voting shares of the Company after the specified date, or if a shareholder stops owning voting shares, his proposal on nominating candidates to the Board of Directors is recognized as valid and the Board of Directors is obliged to consider it. A denial to satisfy proposals due to this reason only is not permitted.

The Company's Board of Directors, on its own initiative, receives information from the register of owners of securities about the number of shares of the corresponding category (type) owned by the shareholder who signed a proposal on nominating candidates to the Company's Board of Directors.

7. In the event a proposal on nominating candidates on the Board of Directors contains candidates in a number exceeding the quantitative make-up of the corresponding governing body of the Company stipulated in the Articles of Association, only the number of candidates corresponding to the quantitative make-up of the Board of Directors, as stipulated in the Articles of Association, will be considered. In this case, candidates who are listed first in the proposal on nominating candidates to the Board of Directors are taken into account.

8. A proposal on nominating candidates to be elected to the Board of Directors at the Extraordinary General Shareholders' Meeting shall contain information stipulated by the Company's Articles of Association.

9. Each proposal on nominating candidates to the Board of Directors is considered by the Board of Directors separately. Votes of shareholders who signed various proposals on nominating candidates to the Board of Directors are not summed up.

Shareholders are considered to have made a joint proposal on nominating a candidate to the Board of Directors if they signed one such proposal.

The inclusion of a candidate on the list of candidates to the Board of Directors requires that at least one of the proposals on nominating this candidate be signed by shareholders owning the necessary number of the Company's voting shares as stipulated by law.

In the event a candidate was nominated more than once in one or several proposals on nominating candidates to the Board of Directors, he is considered to be nominated to one post on the Board of Directors and he is included on the list of candidates for voting only once.

Clause 15. The order of making decisions on including candidates to the list of candidates for the Board of Directors with its members elected by cumulative vote at the Extraordinary Shareholders' Meeting.

1. The Company's Board of Directors shall consider submitted proposals and make a decision on including candidates on a list of candidates to the Board of Directors or refuse to include them not later than 5 days after the deadline set by the Company's Articles of Association for submitting proposals to the Company on nominating candidates to the Company's Board of Directors.

Nominated candidates shall be included on the list of candidates to be voted on, except for the following cases:

- shareholders (a shareholder) do(es) not comply with deadlines for submitting proposals on nominating candidates to the Board of Directors to be elected by a cumulative vote at the Extraordinary General Shareholders' Meeting, as stipulated by the Company's Articles of Association;
- shareholders (a shareholder) who signed a proposal on nominating candidates to the Board of Directors do(es) not own the amount of the Company's voting shares stipulated in Paragraph 1 and 2 of Article 53 of the Federal Law "On Joint-Stock Companies";
- a proposal does not correspond to the requirements as stipulated in Paragraphs 3 and 4 of Article 53 of the Federal Law "On Joint-Stock Companies" and requirements of the Articles of Association;

2. A motivated decision of the Board of Directors on refusing to include a candidate on the list of candidates to the Board of Directors is sent to shareholders (a shareholder), who nominated the candidate, not latter than 3 days after making this decision.

A motivated decision of the Company's Board of Directors on refusing to include a candidate on the list of candidates to the Board of Directors due to the fact that shareholders (a shareholder) who made the proposal do(es) not own the number of voting shares of the Company as stipulates in Paragraph 2 of Article 53 of the Federal Law "On Joint-Stock Companies" shall be confirmed by an extract from the register of owners of the Company's registered shares.

3. A decision of the Board of Directors on refusing to include a candidate on the list of candidates on the Board of Directors as well as waiving to make a decision by the Board of Directors can be appealed in court.

Clause 16. Receiving written consent of candidates included on the list of candidates for electing the Board of Directors at the Extraordinary General Shareholders' Meeting

1. The Board of Directors shall receive the written consent of persons included on a list of candidates for electing the Board of Directors confirming that this person agrees to run for a position on the Board of Directors.

The Board of Directors shall send a letter to each candidate included on the list of candidates on the Board of Directors saying what governing body of the Company this person was nominated as a candidate for, who made the corresponding proposal on nominating him and the number of voting shares of the Company owned by shareholders who nominated this person. The letter contains a request to confirm the candidate's consent to run for a position on the Board of Directors in writing and a request to confirm the authenticity of information about the candidate required by the Company's Articles of Association.

2. In the event of self-nomination (when a candidate nominates him himself), written consent of a candidate to run for a position on the Board of Directors is considered given. The Board of Directors does not send him a letter asking to confirm his consent to run for a post on the Board of Directors.

In the event a proposal to nominate a candidate to the Company's governing body is provided with the candidate's written consent to run for the position, the Board of Directors does not send him a letter asking to confirm his consent to run for a post on the Board of Directors.

3. A candidate nominated to the Board of Directors is entitled with withdraw his candidacy at any time by informing the company thereof in writing.

The voting ballot for electing members of the Board of Directors shall not include candidates from earlier confirmed lists of candidates who refused to run for a post on the Board of Directors in writing.

5. PREPARING TO HOLD THE GENERAL SHAREHOLDERS' MEETING

Clause 17. Preparing to hold the Annual General Shareholders' Meeting

While preparing to hold the Annual General Shareholders' Meeting, the Company's Board of Directors shall determine:

- the form of holding the General Shareholders' Meeting;
- the date for holding the General Shareholders' Meeting;
- the place for holding the General Shareholders' Meeting (according to the Company's Articles of Association, the General Shareholders' Meeting shall be held in Moscow);
- the time of holding the General Shareholders' Meeting;
- the time when the registration of shareholders begins;
- the date for drawing a list of persons eligible to participate in the Annual Shareholders' Meeting;
- the agenda of the General Shareholders' Meeting;
- the procedure for giving notice to shareholders of holding the General Shareholders' Meeting;
- a list of information (documents) to be presented to shareholders while preparing the General Shareholders' Meeting and the procedure for providing this information;
- the form and contents of a voting ballot;
- a postal address where filled out voting ballots can be posted to;
- estimates of expenditures for holding the Annual General Shareholders' Meeting.

The Company's Board of Directors is entitled to determine the list of the abovementioned documents when making a decision to hold the Annual Shareholders' Meeting or at any other time while preparing the meeting.

Clause 18. Preparing to hold the Extraordinary General Shareholders' Meeting

While preparing to hold the Extraordinary General Shareholders' Meeting, the Company's Board of Directors shall determine:

- the form of holding the Extraordinary General Shareholders' Meeting (in the event the form is not determined by the initiators of the convening of the Extraordinary General Shareholders' Meeting);
- the date of holding the Extraordinary General Shareholders' Meeting;
- the place of holding the General Shareholders' Meeting
- the time of holding the General Shareholders' Meeting
- the time when the registration of shareholders begins;
- the date for drawing a list of persons eligible to participate in the General Shareholders' Meeting;
- the agenda of the General Shareholders' Meeting;
- the procedure for giving notice to shareholders of holding the General Shareholders' Meeting;
- a list of information (documents) to be presented to shareholders while preparing the General Shareholders' Meeting and the procedure for providing this information;

- the form and contents of voting ballots;
- a postal address where filled out voting ballots can be posted at, and the deadline for accepting voting ballots in the event the Extraordinary General Meeting is held by "absentee vote";
- estimates of expenditures for holding the General Shareholders' Meeting.

The Board of Directors is not entitled to introduce changes to formulations of issues on the agenda and formulations of decisions on this issues proposed by the initiators of the convening of the Extraordinary General Meeting.

The Board of Directors is entitled to introduce issues on the agenda and propose formulations of decisions on issues on the agenda at its own initiative.

The Company's Board of Directors is entitled to determine the list of abovementioned documents when making a decision to hold the Annual Shareholders' Meeting or at any other time while preparing the meeting.

Clause 19. Nominating candidates to the Company's governing bodies at the initiative of the Board of Directors of the Company to be elected at the Annual or Extraordinary General Shareholders' Meeting

1. In the event there is a lack or an insufficient number of candidates nominated by shareholders to form the corresponding governing body of the Company, the Board of Directors is entitled to include candidates, whose number will not exceed the quantitative make-up of the corresponding governing body of the Company, on the list of candidates, at its discretion.

2. The number of candidates for forming a governing body of the Company is considered insufficient in the following cases:

- The Company received no proposals from shareholders on nominating candidates to the Company's governing bodies before a set deadline;
- the Company received proposals on nominating candidates to the Company's governing bodies from shareholders before a set deadline, however, the number of candidates nominated in these proposals and included on the list of candidates to be set up for voting on the Company's governing bodies is less that the number of members of this governing body set by the Company's Articles of Association.
- candidates included on the list of candidates be set up for voting on the Company's governing body did not confirm in writing their consent to run for this governing body of the Company and the number of candidates to be included on voting ballots for electing members to the Company's governing bodies is less than the number of members of this governing body set by Company's Articles of Association.
- candidates included on the list of candidates to be set up for voting on the Company's governing bodies have withdrawn their candidacies by informing the Company thereof in writing, and the number of candidates to be included on voting ballots for electing members of the Company's governing body is less than the number of members of this governing body of the Company set by the Company's Articles of Association.

3. The Board of Directors shall receive written consent from candidates nominated to the Board of Directors, confirming that candidates agree to run for these posts and confirming the authenticity of data, required by the Company's Articles of Association and these Provisions, about a candidate.

4. The Board of Directors shall include, on its own initiative, candidates on the list of candidates to be set up for voting on the Company's governing bodies and on voting ballots for electing the Company's governing bodies not later than the date of giving shareholders notice of holding the General Shareholders' Meeting and presenting information (documents) to be submitted to shareholders while preparing the General Shareholders' Meeting.

6. DRAWING A LIST OF PERSONS ELIGIBLE TO PARTICIPATE IN THE GENERAL SHAREHOLDERS' MEETING

Clause 20. A list of persons eligible to participate in the General Shareholders' Meeting

1. A list of persons eligible to participate in the General Shareholders' Meeting is drawn on the basis of data from the register of the Company's shareholders.

Before drawing a list of persons eligible to participate in the General Meeting, a nominee shareholder presents information about persons in whose interests he owns shares, as of the date of drawing the list.

The nominee shareholders shall present specified information in time to provide the Company with a real opportunity to observe terms for convening the General Meeting in compliance with the Federal Law "On Joint-Stock Companies" and the Company's Articles of Association, as well as in compliance with terms for giving notice of convening the General Meeting, providing shareholders with ballots for voting and other terms set in the interests of shareholders.

The list of persons eligible to participate in the General Meeting includes:

- shareholders who own common shares of the Company;
- shareholders who own the Company's preferred shares of a certain type with the size of dividends set in the Company's Articles of Association (except for cumulative shares of the Company), in the event the previous Annual General Meeting, irrespective of causes, did not make a decision on dividend payments on preferred shares of this type or a decision was made on partial dividend payments on preferred shares of this type;
- shareholders who own the Company's preferred shares in the event the agenda of the General Meeting includes an issue on the Company's reorganization or liquidation;
- shareholders who own the Company's preferred shares of a certain type in the event the agenda of the General Meeting includes an issue on introducing changes to the Company's Articles of Association or additions (the approval of a new edition the Company's Articles of Association) limiting the rights of shareholders who own this type of preferred shares, or an issue on making a decision which will be a basis, according to the Federal Law "On Joint-Stock Companies", for introducing changes or additions to the Company's Articles of Association limiting the rights of shareholders who own this type of preferred shares.
- other persons as stipulated by federal law.
- in the event shares were transferred to beneficial ownership, the list of persons eligible to participate in the General Meeting shall include beneficial owners, excluding cases when a beneficial owner is not entitled to exercise the right of vote by shares in beneficial ownership

2. The deadline for drawing a list of persons eligible to participate in the General Shareholder's Meeting cannot be set earlier than the date of making a decision on holding the General Shareholders' Meeting and earlier than 50 days prior to holding the General Meeting. In cases stipulated by Paragraph 2 of Article 53 of the Federal Law "On Joint-Stock Companies", the deadline cannot be set earlier than 65 days prior to holding the General Shareholders' Meeting.

In the event of holding the General Shareholders' Meeting whose quorum was determined by and whose voting ballots were received by the Company in compliance with Paragraph 2 of Article 58 of the Federal Law "On Joint-Stock Companies", the date of drawing a list of persons eligible to participate in the General Shareholders' Meeting is set at least 45 days prior to the date of holding the General Shareholders' Meeting.

3. The list is drawn by order of the Chairperson of the Company's Board of Directors or persons entitled to convene a meeting, as of the date specified in the order by a person who keeps the register of the Company's shareholders. The person who requested the holding of the General Meeting shall be responsible for the compliance of the set date with Russian law.

4. A list of persons eligible to participate in the General Shareholders' Meeting shall contain the name of each person (company name), necessary identification data, data about the number and category (type) of shares that give the person the right to vote, a postal address in the Russian Federation at which notice of holding the General Shareholders' Meeting shall be sent along with voting ballots, in the event the voting stipulates sending voting ballots, and a report on the results of voting.

5. Changes to the list of persons eligible to participate in the General Shareholders' Meeting can be introduced by the Company's Board of Directors only in the event of restoring the rights of persons who were not included on the specified list of the date of drawing it or in the event corresponding mistakes were made while drawing the list.

Clause 21. Making a list of persons eligible to participate in the General Shareholders' Meeting available

A list of persons eligible to participate in the General Shareholders' Meeting shall be made available at the request of persons included on this list and owning at least 1 percent of the voting shares. In this case, information from documents and the postal address of private individuals included on the lists are provided only upon consent of these private individuals.

At request of any interested person, the Company, within 3 days, shall provide him with a statement of the list of persons eligible to participate in the General Shareholders' Meeting with information about this person or a statement confirming that this person is not included on the list of persons eligible to participate in the General Shareholders' Meeting.

A request shall contain:

- the first name, second name and last name (company name) of a shareholder;
- information about the shares he owns (number, category (type)).

A request is signed by a shareholder or his agent. In the event a request is signed by an agent, a power of attorney should be attached.

In the event the initiative comes from a shareholder that is a legal entity, the signature of a representative of the legal entity, acting on behalf of the articles of association of the entity without a power of attorney, should be attested to by a stamp of this legal entity. In the event the request is signed by a representative of a legal entity acting on its behalf with a power of attorney, the power of attorney should be attached to the request.

A list of shareholders eligible to participate in the General Shareholders' Meeting shall be presented only to shareholders who sighed the corresponding request and not earlier than the date of drawing the list.

7. NOTICE OF HOLDING THE GENERAL SHAREHOLDERS' MEETING

Clause 22. Notice of holding the General Shareholders' Meeting

1. Notice of holding the General Shareholders' Meeting shall be communicated to all persons included on the list of persons eligible to participate in the General Shareholders' Meeting.

The presence of shares owned by shareholders is determined as of the moment of drawing a list of persons eligible to participate in the General Shareholders' Meeting.

2. In the event a person registered in the register of the Company's shareholders is a nominee holder of shares, notice of holding the General Shareholders' Meeting shall be sent at the address of the nominee holder of shares unless the list of persons eligible to participate in the General Shareholders' Meeting contains another postal address at which notice of holding the General Shareholders' Meeting shall be sent. In the event notice of holding the General Shareholders' Meeting is given to a nominee holder of shares, the latter shall communicate this notification to his clients according to a procedure and in a time frame set by Russian law or agreements with clients.

Clause 23. Terms of notice of holding the General Shareholders' Meeting

Notice on holding the General Shareholders' Meeting shall be made at least 20 days prior to holding the General Meeting and notice on holding the General Shareholders' Meeting whose agenda includes issues on the Company's reorganization shall be made at least 30 days prior to holding the meeting.

In cases stipulated in Paragraph 2 of Article 53 of the Federal Law "On Joint-Stock Companies", notice on holding the Extraordinary General Shareholders' Meeting shall be made at least 50 days prior to holding the meeting.

Notice on holding the General Shareholders' Meeting shall be made in the specified terms according to the procedure set by the Company's Articles of Association.

Clause 24. The contents of notice of holding the General Shareholders' Meeting

Notice on holding the General Shareholders' Meeting shall include the following data:

- the full name of the Company;
- the location of the Company;

- the form of holding the General Shareholders' Meeting;
- the date, place and time when the registration of participants of the meeting begins, the time of holding the General Shareholders' Meeting and a postal address for sending filled out ballots if filled out ballots can be sent to the Company in accordance with Paragraph 3 of Article 60 of the Federal Law "On Joint-Stock Companies" or the deadline for receiving voting ballots and a postal address for sending filled out ballots if the General Shareholders' Meeting is held by "absentee vote";
- for the General Meeting in the form of a physical meeting, the date, time of the beginning and place of holding the registration of participants for the General Meeting;
- the date of drawing a list of persons eligible to participate in the General Shareholders' Meeting;
- the agenda of the General Shareholders' Meeting;
- the procedure of studying information (documents) to be made available while preparing the General Shareholders' Meeting and an address (addresses) at which it is available.

8. INFORMATION (DOCUMENTS) PRESENTED TO SHAREHOLDERS WHILE PREPARING TO HOLD THE GENERAL SHAREHOLDERS' MEETING

Clause 25. The contents of information (documents) to be provided to persons eligible to participate in the General Shareholders' Meeting

1. Information (documents) to be provided to persons eligible to participate in the General Shareholders' Meeting while preparing to hold a general shareholders' meeting of the Company includes annual accounting statements, including an Auditor's report, a report of the Company's Audit and Compliance Commission on the results of examining the annual accounting statements, information about a candidate (candidates) to the Company's executive bodies, the Board of Directors, the Company's Audit and Compliance Commission and the Auditor of the Company, draft changes and additions to be introduced to the Company's Articles of Association or a new edition of the draft Articles of Association of the Company, draft bylaws of the Company to be approved by the General Shareholders' Meeting, draft decisions of the General Shareholders' Meeting, the Company's losses by the end of a fiscal year and other documents approved by the Company's Board of Directors.

2. Additional information (documents) to be obligatorily provided to persons eligible to participate in the Annual General Meeting while preparing to hold the Annual General Meeting includes:

- the Company's annual report;
- a report of the Audit and Compliance Commission about the authenticity of data in the Company's annual report;
- recommendations of the Board of Directors (Supervisory Board) of the Company on profit distribution, including the size of dividends on the Company's shares and the procedure of dividend payments, and losses of the Company by the end of a fiscal year;

3. Additional information, which is obligatory to be presented to persons eligible to participate in the General Meeting while preparing to hold the General Meeting whose agenda contains an issue on electing members of the Board of Directors (supervisory Board), members of the Audit and Compliance Commission and(or) electing the Company's Internal Auditor, includes information about the presence or absence of written consent of candidates nominated to the corresponding governing body of the Company, information about their age, education, positions held over the previous 5 years and the position held at the time of nomination.

4. Additional information (documents), which is obligatory to be presented to persons eligible to participate in the General Meeting, while preparing to hold the General Meeting whose agenda stipulates voting on issues that may empower participants to exercise their right to buy out the Company's shares, includes:

- a report on an independent appraiser on the market cost of the Company's shares, for which the Company may receive buy-out demands;
- estimations of the cost of the Company's net assets by data from accounting statements of the Company for the previous completed reported period;
- minutes (an extract from minutes) of a meeting of the Board of Directors (Supervisory Board) of the Company that made a decision to estimate the price for buying out the Company's shares and with the specified price for buying out the shares.

5. Additional information (documents), which is obligatory to be presented to persons eligible to participate in the General Meeting while preparing to hold the General Meeting whose agenda contains an issue on the Company's reorganization, includes:

- the grounding of conditions and procedures of the Company's reorganization stipulated in the decision on dividing, separation or reorganization as stipulated in an agreement on merger or acquisition, approved (passed) by the authorized governing body of the Company;
- annual reports and annual accounting statements of all organizations participating in the reorganization for the previous three full fiscal yeas prior to the date of holding the General Meeting or for each full fiscal year from the moment of founding the organization in the event the organization exists less than three years;
- Quarterly accounting statements or all organizations participating in the reorganization for the previous full quarter prior to the date of holding the General Meeting.

6. An annual report shall contain:

- information about the Company's position in the industry;
- priority directions in the Company's activity;
- a report of the Board of Directors (Supervisory Board) of the Company on the results of the Company's development within the priority directions of activity;
- outlooks for the Company's development;
- a report on the paying of declared (accrued) dividends on the Company's shares;
- a description of the main risk factors linked to the Company's activity;
- a list of transactions made by the Company in the reported year, recognized in accordance with the Federal Law "On Joint-Stock Companies" as material transactions and other transactions requiring the approval procedure for material transactions according to the Company's Articles of Association. Material conditions and the Company's governing body who approved this decision shall be specified for each transaction;
- a list of transactions made by the Company in the reported year, recognized in accordance with the Federal Law "On Joint-Stock Companies" as party-related transactions of the Company, specifying the related party (parties) for each transaction, material conditions and the Company's governing body that made the decision on approving the transaction;
- the make-up of the Board of Directors (Supervisory Board) of the Company, including information about changes in the make-up of the Board of Directors (Supervisory Board) of the Company in the reported year and information about members of the Board of Directors (Supervisory Board) of the Company, including brief biographies and information on the Company's shares they owned in the reported year;
- information about a person holding the position of the sole executive authority (or a manager or a managing organization) of the Company and members of the collegial executive authority of the Company, including their brief biographies and information on the Company's shares they owned during the reported year;
- criteria for setting remuneration and the size of remuneration (reimbursement of expenses) to a person holding the post of the sole executive authority (manager, the managing organization) of the Company, to each member of the collegial executive authority of the Company and each member of the Company's Board of Directors (Supervisory Board) or a general size of remuneration (reimbursement or expenses) to all these persons already paid or is still to be paid by the results of the reported year;
- information on the Company's compliance with the Code of Corporate Conduct;
- other information as stipulated in the Company's Articles of Association or other bylaws of the Company.

The Company's annual report shall be signed by a person holding the post (or fulfilling the functions of) the sole executive authority of the Company and by the Company's Chief Accountant.

The Company's annual report should be marked as receiving prior approval by the Company's Board of Directors (Supervisory Board). In the event the Company has no Board of Directors (Supervisory Board), the annual report should be marked as receiving prior approval by the person holding the post (fulfilling the functions) of the sole executive authority of the Company.

Clause 26. Information about candidates to the Company's governing bodies

Information about a candidate (candidates) to the Company's governing bodies, to be presented to persons eligible to participate in the General Shareholders' Meeting, includes:

- the first name, second name and last name;
- the date of birth;
- information about education, including advanced skills training (with the name of the educational institution, the expiry date and specialty);
- companies where the candidate worked and positions for the previous 5 years;
- positions occupied in governing bodies of other legal entities over the previous 5 years;
- the list of legal entities in which the candidate participates, including information on shares, stakes and equity participation of the candidate in the share capital (reserve capital) of these legal entities;
- a list of persons with whom the candidate is affiliated, specifying the grounds of their affiliation.

Information about a candidate to the Company's Auditor to be approved at the Annual General Shareholders' Meeting shall include:

- the full company name;
- address and contact phone numbers;
- the registration number of the candidate's license, the name of the issuer and the date of issuing the license;
- the terms of the license;
- a list of legal entities where the candidate acts as an official auditor.

Clause 27. Providing information (documents) to be made available to persons eligible to participate in the General Shareholders' Meeting

Information (documents) stipulated in this paragraph shall be made available to persons eligible to participate in the General Shareholders' Meeting 20 day prior to holding the meeting, or, in the event on the agenda of the General Shareholders' Meeting contains an issue on the Company's reorganization, 30 days prior to the meeting. Such information (documents) shall be available at the premises of the Company's executive governing body and other places whose addresses are specified in a notice on holding the General Shareholders' Meeting and on the Company's web site www.rbcinfosystems.ru. The specified information (documents) shall also be available to persons participating in the General Shareholders' Meeting while holding the meeting. Materials that are made available prior to the General Shareholders' Meeting shall be compiled in a way to be easily correlated to specific issues on the agenda of the meeting.

At the demand of a person eligible to participate in the General Shareholders' Meeting, the Company shall provide this person with copies of specified documents not later than 5 days after receiving the corresponding demand and(or) send these documents by e-mail. A fee charged by the Company for presenting such copies shall not exceed expenditures on making these copies.

9. WAYS OF PARTICIPATION OF SHAREHOLDERS AND THEIR AGENTS IN THE GENERAL SHAREHOLDERS' MEETING. THE PROCEDURE OF DRAWING POWERS OF ATTORNEY.

Clause 28. Persons attending the General Shareholders' Meeting "in person"

1. The General Meeting can be attended by persons included on the list of persons eligible to participate in the General Meeting, their agents, the Company's Registrar (or its representative), the Company's Auditor (or its representative), members of the Company's governing bodies, candidates included on voting ballots

for electing members of the Company's governing bodies and other persons allowed to participate in a meeting of the Board of Directors.

2. The Company shall make every possible effort to ensure the attendance of the General Shareholders' Meeting by members of the Board of Directors, by the sole executive authority of the Company, members of the Audit and Compliance Commission and other governing bodies of the Company. They shall give competent answers to questions from participants of the meeting.

Clause 29. The right of participation in the General Shareholders' Meeting

1. The right of participation in the General Meeting can be exercised by a shareholder individually or through his agent.

In the event shares were transferred after the date of drawing a list of persons eligible to participate in the General Shareholders' Meeting, and before the date of holding the General Meeting, a person included on this list shall provide the new owner of shares with a power of attorney for participation in the meeting or the person shall vote at the General Meeting according to instructions from the new owner of the shares. This rule is applied to each following case of the transfer of shares.

In the event a power of attorney for voting was issued for shares transferred after the date of drawing the list, by a person included on the list of persons eligible to participate in the General Meeting, the owners of such shares shall be registered to participate in the General Meeting and they shall be provided with voting ballots.

2. A shareholder can take part in the General Meeting in the following ways:

- by participating in discussions of issues on the agenda and in voting on these issues in person at a meeting held "in person";
- by sending an agent to participate in discussions of issues on the agenda and voting on these issues at a meeting held "in person";
- by participating in discussions of issues on the agenda and voting on these issues together with his agent at a meeting held "in person";
- by "absentee vote";
- by entrusting an agent to submit absentee ballots.

Clause 30. The transfer of the right to participate in the General Shareholders' Meeting

1. The transfer of the right of a shareholder to an agent is performed by issuing a power of attorney.

2. A shareholder is entitled to issue a power of attorney for all of his shares or any part of his shares.

3. A power of attorney can be issued for all rights provided by the shares or any part of these rights;

4. A power of attorney shall contain information about the shareholder and his agent (including the first name, the second name and the last name or the company name, the place of residence or the place of location and passport data).

5. A power of attorney shall be attested to by an organization where the trustier works or studies, the housing and communal organization at the place of his residence and the administration of the in-patient medical institution where he is treated, or by a notary.

6. A power of attorney issued by a legal entity shall be signed by the head of the legal entity or other persons authorized to do this by the founding documents, and should have the stamp of the legal entity or be attested to by a notary.

7. An agent of a shareholder can also act at the General Meeting in compliance with authorities based on provisions of federal law or laws passed by authorized governing bodies or agencies of self-governing regions.

8. A shareholder is entitled at any time to substitute his agent and exercise the rights granted by his shares personally, abolishing the power of attorney. A shareholder is entitled, without putting a power of attorney out of action, to replace his representative and exercise the rights granted by his shares personally.

A shareholder who is entitled to participate in the General Meeting is entitled at any time to replace his agent and take part in a meeting personally, abandoning a power of attorney in accordance with established procedures stipulated by law and observing the consequences of abandoning a power of attorney stipulated

in Paragraph 2 of Article 189 of the Civil Code of the Russian Federation. In this case, a shareholder shall inform the Company about his decision to abandon the power of attorney.

In the event the power of attorney of an agent is abandoned in accordance with established procedures, the agent cannot be registered to participate in the General Shareholders' Meeting.

9. In the event a share is jointly owned by several persons, the rights granted by this shares at the General Shareholders' Meeting are exercised at their discretion by one of the owners or their common representative. Authorities of each of these persons shall be registered in accordance with established procedures.

10. HOLDING THE GENERAL SHAREHOLDERS' MEETING BY "ABSENTEE VOTE"

Clause 31. Holding the General Shareholders' Meeting by "absentee vote"

1. A decision of the General Shareholders' Meeting can be made without convening a physical meeting (attended by shareholders in person to discuss issues on the agenda and making decisions on issues put to a vote) by "absentee vote" (holding the General Shareholders' Meeting by "absentee vote").

The date of holding the General Shareholders' Meeting held by "absentee vote" is the last date for submitting voting ballots.

2. The General Shareholders' Meeting held by "absentee vote" is not entitled to consider or make decisions on the following issues:

- electing the Board of Directors of the Company;
- electing the Audit and Compliance Commission (Internal Auditor) of the Company;
- approving the Company's Auditor;
- approving annual reports, annual accounting statements, including profit-and-loss reports (profit-and-loss accounts) of the Company, profit and loss distribution of the Company by the end of a fiscal year.

3. A new, second, General Shareholders' Meeting cannot be held by "absentee vote" in substitution of a frustrated General Shareholders' Meeting that was to be held "in person".

4. Voting on issues put to a vote on the agenda of the General Shareholders' Meeting held by "absentee vote" is conducted only through voting ballots.

Clause 32. A list of persons eligible to participate in the General Shareholders' Meeting held by "absentee vote"

A list of persons eligible to participate in the General Shareholders' Meeting is drawn on data from the register of owners of the Company's securities as of the date set by the Company's Board of Directors.

The date of drawing a list of persons eligible to participate in the General Shareholders' Meeting held by "absentee vote" shall not simultaneously be:

- earlier than the date of making a decision to hold the General Shareholders' Meeting;
- and more than 50 days prior to the deadline for submitting voting ballots.

A list shall contain data set by the Russian Federal Commission for the Securities Market.

Clause 33. Notice of holding the General Shareholders' Meeting by "absentee vote"

1. Notice of holding the General Shareholders' Meeting by "absentee vote" shall be made at least 20 days prior to holding the General Meeting and notice on holding the General Shareholders' Meeting whose agenda includes issues on the Company's reorganization shall be made at least 30 days prior to holding the meeting.

Notice of holding the General Shareholders' Meeting shall be made in the specified terms according to the procedure set by the Company's Articles of Association.

2. Notice of holding the General Shareholders' Meeting by "absentee vote" shall include the following information:

- the full name of the Company;

- the location of the Company;
- the form of holding the General Shareholders' Meeting (by "absentee vote");
- the date of holding the General Shareholders' Meeting (the deadline for submitting voting ballots);
- the postal address where filled out voting ballots can be posted to;
- the date of drawing a list of persons eligible to participate in the General Shareholders' Meeting;
- the agenda of the General Shareholders' Meeting;
- the procedure of studying information (documents) to be made available while preparing the General Shareholders' Meeting and an address (addresses) at which it is available.

Notice of holding the General Shareholders' Meeting may contain additional information included by the Board of Directors and the initiator of the Extraordinary General Shareholders' Meeting.

3. When holding the General Shareholders' Meeting by "absentee vote", a voting ballot shall be sent or delivered directly to each person included on the list of persons eligible to participate in the General Shareholders' Meeting not earlier than 20 days prior to holding the General Shareholders' Meeting.

Voting ballots are sent by methods stipulated in the Company's Articles of Association.

Each person included on the list of persons eligible to participate in the General Shareholders' Meeting shall receive one voting ballot to vote on all issues or a voting ballot to vote on various issues on the agenda of the General Shareholders' Meeting.

All shareholders who own shares jointly with other shareholders included on the list of persons eligible to participate in the General Shareholders' Meeting, shall receive one voting ballot each to vote on all issues or a copy of two or more voting ballots to vote on various issues on the agenda of the General Shareholders' Meeting.

4. Shareholders who own voting shares of the Company providing the right to vote only on separate issues on the agenda of the General Shareholders' Meeting, and other persons included on the list of persons eligible to participate in the General Shareholders' Meeting, who act in the interests of shareholders owning such voting shares, shall receive voting ballots that include only the corresponding issues put to a vote at the General Shareholders' Meeting.

Clause 34. Quorum of the General Shareholders' Meeting held by "absentee vote"

1. The General Shareholders' Meeting held by "absentee vote" has a quorum if the shareholders who own a total of more than a half of voting shares of the Company participate in it.

Shareholders are recognized as participants of the General Shareholders' Meeting held by "absentee vote" if their ballots were submitted before the expiry of a deadline for submitting voting ballots.

In the event the agenda of the General Shareholders' Meeting includes issues to be voted on by various groups of voters, a quorum for making decisions on such issues is determined separately. In this event, the lack of a quorum for making decisions on issues put to a vote for one group of voters does not hamper making decisions on issues put to a vote for another group of voters if there is a quorum for voting on the latter issues.

2. In the event there is no quorum for holding the Extraordinary General Shareholders' Meeting, a second General Shareholders' Meeting can be held with the same agenda.

A second General Shareholders' Meeting is valid (has a quorum) if the shareholders, who own a total of at least 30 percent of voting shares of the Company participate in it.

A notice of holding a second General Shareholders' Meeting shall be made in accordance with requirements stipulated in Article 52 of the Federal Law "On Joint-Stock Companies".

In this case, provisions of the second part of Paragraph 1 of Article 52 of the Federal Law "On Joint-Stock Companies" are not applied. The handing out of, the sending of and the publishing of voting ballots in the event of holding a second General Shareholders' Meeting is conducted in accordance with the requirements of Article 60 of the Federal Law "On Joint-Stock Companies".

3. In the event a second General Shareholders' Meeting is held less than 40 days after the invalid General Shareholders' Meeting, persons eligible to participate in the General Shareholders' Meeting are determined according to a list of persons who were eligible to participate in the General Shareholders' Meeting that was recognized as invalid.

11. WORKING AUTHORITIES OF THE GENERAL SHAREHOLDERS' MEETING

Clause 35. Basic provisions on working authorities of the General Shareholders' Meeting

1. Working authorities of the General Shareholders' Meeting are:

- the Chairperson;
- the Secretary;
- the Counting Commission (functions of the Counting Commission are fulfilled by the Company's Registrar).

Other authorities of the General Shareholders' Meeting can be established if provided for in the Company's Articles of Association.

Clause 36. The Chairperson of the General Shareholders' Meeting

1. The General Shareholders' Meeting is chaired by the Chairperson of the Company's Board of Directors. In the event he is absent or refuses to chair the meeting, the meeting is chaired by a deputy chairperson of the Company's Board of Directors.

In the event the specified persons are absent or refuse to chair the meeting, the General Meeting is chaired by one of the directors chosen by members of the Board of Directors. In the event directors are absent or refuse to chair a meeting, the General Meeting held "in person" chooses a chairperson from shareholders registered to participate in the meeting.

In this case, a representative of the Counting Commission announces a break for nominating candidates to the post of the chairperson of the General Shareholders' Meeting.

Participants (a participant) of a meeting who control(s) a total of at least 2 percent of the Company's voting shares shall submit written application to the Counting Commission before the end of a break, specifying:

- the first name, the second name, the last name of a candidate, the number and category (type) of shares he owns;
- the first names, the second names, the last names (company names) of shareholders nominating a candidate, the number and category (type) of shares they own.

The General Shareholders' Meeting shall elect a chairperson of the meeting from nominated candidates.

When electing a chairperson for a meeting, each participant of the meeting shall cast all his votes for one candidate or none of the candidates.

When summarizing the results of electing the chairperson of the General Meeting, the Company's voting shares and shares granting voting rights on separate issues on the agenda are taken into account.

A candidate shall be considered elected if more than 50 percent of votes were cast for him.

2. The chairperson of the General Meeting shall officially announce the opening and the closing of a meeting. Upon completing a discussion of an issue on the agenda, the chairperson announces voting on this issue, conducts the meeting, controls compliance with time limits of the meeting, gives necessary orders and tasks to the Counting Commission, gives orders on the distribution of documents of the meeting and announcements of the presidium of a meeting, takes measures to maintain or restore order at the General Shareholders' Meeting. In the event a speaker violates the procedure of the meeting, the chairperson shall rule this speaker out of order. The chairperson shall also announce the beginning and end of breaks in the General Meeting and sign the minutes of the General Meeting.

The chairperson of the meeting is not entitled to interrupt the speech of a participant of the meeting or comment on it unless this is caused by violations of the procedure of the meeting by the speaker or other procedural issues.

The chairperson of a meeting shall ensure that all shareholders receive answers to all their questions directly at the General Meeting. In the event the complexity of a question makes it impossible to answer the question immediately, a written answer should be given to the question in the shortest possible time after the General Meeting.

3. The chairperson of a meeting can entrust the conducting of the General Meeting to another person but the former still remains the chairperson of the meeting.

4. In the event persons who shall chair the General Meeting in accordance with Paragraph 1 of this Clause are not present at the Extraordinary General Meeting held by the decision of persons entitled to demand holding the Extraordinary General Meeting, the chairperson of the meeting shall be a person who made the decision to hold the Extraordinary Meeting (or an agent of this person) or, in the event a decision on holding the Extraordinary General Meeting is made by several persons, one of these persons at their discretion.

Clause 37. Secretary of the General Shareholders' Meeting

1. The Secretary of a meeting (further referred to as the Secretary) is a person appointed by the Company's Board of Directors.

2. The Secretary provides control over preparing working draft documents for a meeting, takes minutes of the meeting and signs them, provides access to the minutes and decisions of the meeting to shareholders at their request.

3. The Secretary shall provide access to information (documents) of the General Meeting to registered participants of the meeting.

Clause 38. The Counting Commission

1. In regard to its assigned duties, the Counting Commission is a standing independent working authority of the General Meeting and its functions are fulfilled by the Company's Registrar.

2. Information received by persons fulfilling the functions of the Counting Commission while processing the voting results (counting votes and filling out minutes) is confidential.

3. The Counting Commission fulfills the following functions:

- draws a list of persons eligible to participate in the General Meeting;
- draws a list of shareholders eligible to receive annual dividends;
- draws a list of shareholders eligible to demand the buy-out of the Company's shares they own in cases stipulated by the Federal Law "On Joint-Stock Companies";
- verifies authority and registers persons participating in the General Meeting and keeps records in the register;
- keeps a record of powers of attorney (and rights granted by them) and other documents used as a basis for participants of the General Meeting to act on behalf of persons included on the list of persons eligible to participate in the General Shareholders' Meeting;
- hands out voting ballots;
- determines a quorum of the General Shareholders' Meeting for each issue put to a vote;
- organizes elections of working authorities of a meeting in cases stipulated by the Company's Articles of Association;
- provides explanations to questions arising during the execution of participants of a meeting of their voting right at the General Meeting;
- provides explanations as to the procedure of voting on issues put to a vote;
- provides the observance of the set voting procedure and the right of shareholders to participate in voting;
- determines the number of voting shares owned by a participant of a meeting as of the moment of voting;
- counts votes and summarizes the results of voting;
- draws minutes on the results of voting;
- draws a report on the results of voting;

- files documents of the General Shareholders' Meeting to archives, including voting ballots and powers of attorney (their copies) and other documents used as a basis for participants of the General Meeting to act on behalf of persons included on the list of persons eligible to participate in the General Shareholders' Meeting (their copies);
- issues reference notes and statements from the list of persons eligible to participate in the General Shareholders' Meeting;
- fulfills other functions stipulated by the Articles of Association and bylaws of the Company.

12. REGISTRATION OF PARTICIPANTS OF THE SHAREHOLDERS' MEETING

Clause 39. Persons recognized as having participated in the General Shareholders' Meeting

1. Shareholders are recognized as having participated in the General Shareholders' Meeting held "in person" to discuss issues on the agenda and make decisions on issues put to a vote with the preliminary sending (handing out) of voting ballots for holding the General Shareholders' Meeting, if they were registered to participate in this meeting and shareholders whose voting ballots were received at least 2 days prior to holding the General Shareholders' Meeting.

2. Shareholders are recognized as having participated in the General Shareholders' Meeting by "absentee vote" if their voting ballots were received not later than the deadline set for submitting voting ballots to the Company.

Clause 40. Registration of participants of the General Shareholders' Meeting

1. The Counting Commission verifies authority and registers persons for participation in the General Shareholders' Meeting.

2. The registration of persons eligible to participate in the General Meeting shall be conducted on terms of identification of persons showing up to participate in the General Meeting by comparing data in the list of persons eligible to participate in the General Meeting with data from documents presented (submitted) by these persons.

3. The place of registration shall coincide with the place of holding the General Meeting.

Clause 41. The registration procedure of participants of the General Shareholders' Meeting

1. During registration, the Counting Commission shall keep:

- a register of participants of a meeting
- a register of powers of attorney and other documents confirming the right of a participant of a meeting to act on behalf of a shareholder.

On its own initiative, the Counting Commission can keep other registration forms and books.

2. Registration starts at least an hour prior to holding the General Meeting. The registration of persons eligible to participate in the General Meeting who did not register to participate in the General Meeting before its opening shall finish not earlier than the end of a discussion of the last issue on the agenda of the General Meeting that has a quorum.

3. When registering, participants of a meeting shall present the following documents:

- a shareholder (a private individual) shall present an identification document;
- a representative of a shareholders (of a private individual) shall present a power of attorney from a shareholder and an identification document of the former;
- a representative of a shareholder (a legal entity) shall present a power of attorney from a legal entity and an identification document of the former;
- the head of a legal entity that is a shareholder of the Company shall present a document confirming his position in accordance with the legislation currently in force and an identification document.

The Counting Commission on the basis of a list of persons eligible to participate in the General Shareholders' Meeting shall identify each participant of a meeting.

The Counting Commission shall provide a participant of a meeting with voting ballots and other documents to be handed out to participants of a meeting and the participant shall sign for the receipt of documents.

A person eligible to participate in the General Meeting (including a new representative acting on the basis of a power of attorney for voting) shall be registered to take part in the General Meeting and shall receive voting ballots in the event a notice of the replacement (withdrawal) of a representative was received by the Company or the Registrar fulfilling the functions of the Counting Commission before the registration of a representative whose authority expires.

The Counting Commission shall fill out the register of participants of a meeting.

Powers of attorney and other documents confirming the right of a participant to act on behalf of a shareholder shall be submitted to the Company during registration. Upon the desire of a participant of a meeting, copies of these documents can be submitted to the Company. Copies shall be made at the expense of the Company by the Counting Commission.

4. The Counting Commission shall draw minutes by the results of registration of participants of a meeting, specifying:

- the full name of the Company;
- the location of the Company;
- the type of a meeting (annual, extraordinary);
- for the Extraordinary General Shareholders' Meeting, its initiators;
- the form of holding a meeting;
- the date of holding the General Shareholders' Meeting (the deadline for submitting voting ballots in the event of holding the General Shareholders' Meeting by "absentee vote")
- the time of holding the General Shareholders' Meeting;
- the time when the registration of participants of a meeting begins;
- the place of holding the General Shareholders' Meeting (the place of summarizing the result of voting in the event of holding the General Shareholders' Meeting by "absentee vote");
- the date of drawing a list of persons eligible to participate in the General Shareholders' Meeting;
- the Company's voting shares, taken into account when determining a quorum on issues put to a vote;
- the number of persons registered to participate in the General Shareholders' Meeting and the number of voting shares in the Company they own;
- the number of voting ballots received by the Company at least 2 days prior to the date of holding the General Shareholders' Meeting and the number of the Company's voting shares represented by these voting ballots;
- the number of voting ballots handed out during the registration of participants of a meeting;
- the date of drawing the minutes.

Written complaints and statements related to the registration procedure are applied to the minutes.

The minutes shall be signed by a representative of the Company's Registrar.

5. The Counting Commission shall report to participants of a meeting if there is a quorum on each issue on the agenda of the General Shareholders' Meeting.

6. Persons eligible to participate in the General Meeting (including a new representative acting on the basis of a power of attorney for voting) shall be registered to participate in the General Meeting and he shall receive voting ballots in the event the notification about the replacement (withdrawal) of a representative was received by the Company or the Registrar, fulfilling the functions of the Counting Commission, before the registration of a representative whose authority expires.

13. QUORUM OF THE GENERAL SHAREHOLDERS' MEETING. CONVENING A SECOND GENERAL SHAREHOLDERS' MEETING

Clause 42. Defining a quorum of the General Shareholders' Meeting

1. The General Shareholders' Meeting shall be valid (have a quorum) if the shareholders, who own a total of more than a half of the votes represented by the voting shares of the Company giving the right to vote on at least one issue on the agenda, participate in it.

2. In the event the agenda of the General Shareholders' Meeting includes issues to be voted by various groups of voters, a quorum for making decisions on such issues is determined separately. In this event, the lack of a quorum for making decisions on issues put to a vote for one group of voters does not hamper making decisions on issues put to a vote for another group of voters if there is a quorum for voting on such issues.

3. In the event by the beginning of the General Shareholders' Meeting there is no quorum for any of the issues on the agenda of the General Meeting, the beginning of the meeting is postponed for 2 hours. The postponement of the opening of the General Shareholders' Meeting more than once is not permitted.

4. The General Meeting, which had a quorum only on separate issues on the agenda by the opening, cannot be closed if by the beginning of the meeting persons have registered whose registration provides a quorum for making decisions on other issues on the agenda of the General Meeting.

5. When determining a quorum and counting votes, parts of votes granted by fractional shares are summed up without rounding.

Clause 43. Convening of a second General Shareholders' Meeting

1. In the event there is no quorum for holding the Annual General Shareholders' Meeting, a second General Shareholders' Meeting shall held with the same agenda. In the event there is no quorum for holding the Extraordinary General Shareholders' Meeting, a second General Shareholders' Meeting can be held with the same agenda.

2. A second General Shareholders' Meeting shall be valid (have a quorum) if the shareholders who own a total of at least 30 percent of the votes represented by the voting shares of the Company participate in it.

A notice of holding a second General Shareholders' Meeting shall be conducted in accordance with requirements of Articles 52 of the Federal Law "On Joint-Stock Companies". In this case, provisions of the second part of Paragraph 1 of Article 52 of the Federal Law "On Joint-Stock Companies" are not applied. The handing out of and the sending of voting ballots in the event of holding a second General Shareholders' Meeting is conducted in accordance with requirements of Article 60 of the Federal Law "On Joint-Stock Companies".

3. In the event a second General Shareholders' Meeting is held less than 40 days after the invalid General Shareholders' Meeting, persons eligible to participate in the General Shareholders' Meeting are determined according to a list of persons who were eligible to participate in the General Shareholders' Meeting that was recognized as invalid.

4. A second General Shareholders' Meeting can be held only "in person".

14. HOLDING THE GENERAL SHAREHOLDERS' MEETING "IN PERSON"

Clause 44. The time and place of holding the General Shareholders' Meeting

1. The General Meeting shall be held in Moscow, the Russian Federation.

2. The holding of the General Shareholders' Meeting is not permitted in places and at time that create significant difficulties for the majority of shareholders of the Company to be present at a meeting or that makes their presence impossible.

The holding of the General Meeting at night (starting at 10 p.m. to 8 a.m. local time) is not permitted.

3. In the event the Company's Articles of Association determines a definite address (a list of addresses) where the General Shareholders' Meeting is to be held, the General Shareholders' Meeting can be held only at this address (addresses) unless it leads to violating the rule set in Paragraph 1 of this clause.

4. The General Shareholders' Meeting shall be held at a premises capable of holding the number of shareholders registered for participation in previous meetings.

The holding of the General Meeting is not permitted at industrial premises or other premises where the normal work of a meeting is impossible.

Clause 45. The procedure of holding the General Shareholders' Meeting

1. No less than 15 minutes shall be envisaged for each report of a speaker on an issue on the agenda.

2. Questions to speakers and requests to have the floor can be presented orally or in writing. Notes with questions and requests shall be submitted to the presidium of a meeting or, in the event there is no presidium, to the Counting Commission.

3. At least 30 minutes shall be envisaged for all answers to questions following each report of a speaker.

4. In the event a meeting continues for 2 hours uninterrupted, a break in the meeting can be made for at least 15 minutes and no longer than 30 minutes.

In the event a meeting continues for 4 hours uninterrupted, a break can be made for at least 20 minutes and no more than 2 hours.

A meeting cannot continue after 10 p.m. local time.

In the event it is impossible to hold a meeting during the course of one day, a break shall be made until the next day but not earlier than 9 a.m. local time.

Longer breaks are prohibited.

15. VOTING AT THE GENERAL SHAREHOLDERS' MEETING. VOTING BALLOTS

Clause 46. Voting at the General Shareholders' Meeting

1. Voting at the General Shareholders' Meeting is performed by the principle "one voting share – one vote" and during cumulative voting by the principle "one voting share - an equal number of votes".

2. The splitting of votes of a participant of a meeting is not permitted. This means that in the event a participant has more than one voting share, he cannot vote with a part of his shares to support a decision and with another part of his shares against the same decision or abstain from voting. This is not applied to cases stipulated in Paragraph 3 of Clause 50 of these Provisions.

3. The tallying of votes at the General Shareholders' Meeting on an issue put to a vote, when a voting right on this issue is exercised by shareholders owning common and preferred shares of the Company, is performed by all voting shares jointly, except for cases set by the Federal Law "On Joint-Stock Companies."

Clause 47. Voting ballots

1. Voting at the General Shareholders' Meeting on issues put to a vote is performed by voting ballots:

Voting on issues of procedures for holding a meeting can be performed by the raising hands or with "voting cards".

2. Voting ballots shall be handed out to each person included on the list of persons eligible to participate in the General Shareholders' Meeting (or his representative), registered to participate in the General Shareholders' Meeting, except for cases stipulated in Paragraph 2 of this clause, and the receipt of voting ballots shall be confirmed by signature.

In the event of holding the General Shareholders' Meeting by "absentee vote", voting ballots shall be sent or introduced to each person on the list of persons eligible to participate in the General Shareholders' Meeting at least 20 days prior to holding the General Shareholders' Meeting, and the receipt of voting ballots shall be confirmed by a signature.

The sending of voting ballots is performed by methods stipulated in the Company's Articles of Association.

3. The form and text of a voting ballot are approved by the Board of Directors.

It is possible to use several blank voting ballots.

A blank voting ballot can include one or several issues put to a vote.

4. A voting ballot shall contain fields opposite to each voting choice for specifying the number of votes cast for each choice and it may also contain the number of votes of a person eligible to participate in the General Meeting. In the event such a voting ballot is used to vote on two or more issues on the agenda of the General Meeting and the number of votes of a person eligible to participate in the General Meeting does not coincide on various issues on the agenda, then such a voting ballot shall specify the number of votes that can be cast by a person eligible to participate in the General Meeting in respect to each issue on the agenda of the General Meeting.

5. A voting ballot shall contain explanations that:

- a voter is entitled to vote only one way on any issue, except in cases of voting in accordance with instructions from persons who acquired shares after the date of drawing up the list of persons eligible to participate in the General Meeting or according to instructions of owners of voting shares;
- in the event more than one choice is possible on a voting ballot, the fields for specifying the number of votes cast for each choice shall specify the number of votes cast for the corresponding choice and a note shall be made saying that voting was executed according to instructions from owners of shares transferred to them after the date of drawing a list of persons eligible to participate in the General Meeting and(or) in accordance with instructions of owners of voting shares;
- in the event a participant votes on the basis of a power of attorney given for shares transferred after the date of drawing a list of persons eligible to participate in the General Meeting, then in the field for specifying the number of votes, placed opposite to the voter's choice, the participant shall specify the number of votes cast for the choice and make a note saying that voting was executed on the basis of a power of attorney issued for shares transferred after the date of drawing a list of persons eligible to participate in the General Meeting;
- if, after drawing a list of persons entitled to participate in the General Meeting, not all shares were transferred to a new owner, the voter shall specify the number of votes cast for the ballot choice in the field for specifying the number of votes placed opposite to the ballot choice, and make a note saying that a part of shares was transferred after the date of drawing a list of persons eligible to participate in the General Meeting. In the event instructions were received in respect to shares transferred after the date of drawing the list of persons eligible to participate in the General Meeting from the owners of such shares and these instructions coincide with the voter's choice, such votes are summed up.

6. In the event of cumulative voting on electing members of the Company's Board of Directors (Supervisory Board), the voting ballot shall contain, in addition to explanations on the core of cumulative voting, the following note:

"The fractional part of a vote received by multiplying the number of votes owned by a shareholder who owns a fractional share by the number of persons to be elected to the Company's Board of Directors (Supervisory Board) can only be cast for one candidate".

7. In the event of holding the General Shareholders' Meeting "in person" to discuss issues on the agenda and make decisions on issues put to a vote with a preliminary sending (handing out) of voting ballots for holding the General Meeting, blank voting ballots, which are handed out to shareholders during their registration to participate in a meeting, can differ from blank voting ballots sent (handed out) to shareholders preliminarily prior to holding the General Shareholders' Meeting.

Clause 48. Requirements to the contents of voting ballots

1. When holding the General Meeting "in person" to discuss issues on the agenda and make decisions on issues put to a vote with a preliminary sending (handing out) of voting ballots prior to holding the General Shareholders' Meeting, the voting ballots shall contain:

- the full name of a Company;
- the location of a Company;
- the form of holding the General Shareholders' Meeting;
- the date, place and time of holding the General Shareholders' Meeting;
- the deadline for submitting voting ballots that were sent (or handed out) to shareholders prior to the General Shareholders' Meeting;
- a postal address where filled out voting ballots can be posted to (or delivered directly to the Company);
- an issue on the agenda;

- formulations of decisions on an issue put to a vote and to be voted by this voting ballot;
- voting choices for each proposed decision on an issue put to a vote, with options "yes", "no" or "abstained";
- a note that a voting ballot shall be signed by a shareholder.

2. When holding the General Meeting by "absentee vote", the voting ballots shall contain:

- the full name of a Company;
- the location of a Company;
- the form of holding the General Shareholders' Meeting ("absentee vote");
- the date of holding the General Shareholders' Meeting (the deadline for submitting voting ballots);
- the place and time of holding the General Shareholders' Meeting;
- a postal address where filled out voting ballots can be posted to (or delivered to);
- an issue put to a vote;
- formulations of decisions on an issue put to a vote and to be voted on by this voting ballot;
- options of voting for each proposed decision on an issue put to a vote, "yes", "no" or "abstained";
- a note that a voting ballot shall be signed by a shareholder.

3. Voting ballots may contain additional information specified by the Board of Directors when approving the form and text of a voting ballot.

Clause 49. Voting ballots signed by agents

In the event the Company receives voting ballots prior to holding the General Shareholders' Meeting "in person" and for holding a meeting by "absentee vote", a voting ballot, which is signed by an agent of a person included on the list of persons eligible to participate in the General Shareholders' Meeting, acting on the basis of a power of attorney, a power of attorney (a copy attested to by a notary) or any other documents (their copies attested to by a notary) shall be submitted to confirm the right of the agent to act on behalf of a shareholder.

In the event a power of attorney is issued for a sub-agent, a power of attorney, or a copy of it attested to by a notary, that was used for issuing the power of attorney to the sub-agent, should be presented together with the power of attorney to a sub-agent (or its copy attested to by a notary).

A power of attorney shall be drawn in accordance with the requirements of Paragraphs 4 and 5 of Articles 185 of the Civil Code of the Russian Federation or it shall be attested to by a notary.

If requirements stipulated in this Clause of the Provisions are not complied with, the voting ballot signed by an agent acting on the basis of a power of attorney, is not taken into account (recognized null and void).

Clause 50. The voting procedure

1. A participant of the General Meeting is entitled to vote at any time starting at the opening of the General Meeting *and until the mustering of votes begins after the discussion of the last issue on the agenda.*

A participant of a meeting can formulate and express his opinion on issues put to a vote with or without participating in their discussion. Participation in discussions of issues on the agenda is the right and not an obligation of a shareholder.

After the completion of a discussion on the last issue on the agenda of the General Meeting (the last issue on the agenda of the General Meeting that has a quorum) and before the closing of the General Meeting (before the beginning of the mustering of the votes) persons who did not vote before this moment shall be given time to vote.

2. Persons registered to participate in the General Meeting held "in person" are entitled to vote on all issued on the agenda starting from the opening of the General Meeting and until the Chairperson announces voting on the last issue on the agenda that has a quorum. They are entitled to vote starting from the opening of the General Meeting and until the beginning of the mustering of votes on issues on the agenda of the General Meeting in the event the summing up of voting results and decisions made by the General Meeting are voiced at the General Meeting, according to the Company's Articles of Association and Provisions on the

General Shareholders' Meeting, regulating the activity of the General Meeting, or a decision of a general meeting stipulating the procedure of holding the General Meeting. This rule does not apply to voting on the procedure of holding the General Meeting.

The General Meeting that had a quorum only on separate issue on the agenda at the time of its opening, cannot be closed if by the time of completing a registration persons who provide a quorum for making decisions on other issues on the agenda of the General Meeting were registered.

3. Voting ballots are filled out by participants of a meeting without using polling booths.

As a rule, voting takes place on the spot, i.e. members of the Counting Commission go among the meeting participants and collect filled out voting ballots.

For the purpose of speeding up the summarizing of the voting results, the use of separate voting boxes is permitted for voting ballots with chosen options "yes", "no" and "abstained".

4. In the event of transferring shares after the date of drawing a list of persons eligible to participate in the General Meeting and before the date of holding the General Meeting (further referred to as shares transferred after the date of drawing a list), a person included on the list shall issue a power of attorney for voting to the buyer of shares or shall vote at the General Meeting in accordance with instructions of the owner of the shares. This rule is applied to each following case of the transfer of shares.

In the event of a transfer of shares to two or more buyers after the date of drawing a list, the person included on the list of persons eligible to participate in the General Meeting shall vote at the General Meeting in accordance with the instructions from each buyer of shares and(or) issue a power of attorney to each buyer of the shares specifying in these powers of attorney the number of shares that grants the right to vote under each power of attorney.

In the event instructions from such buyers coincide, their votes are summed up. In the event instructions from the buyers on the same issue on the agenda of the General Meeting do not coincide, the person included on the list of persons eligible to participate in the General Meeting shall vote on such an issue in accordance with instructions and the number of votes granted by shares belonging to each buyer.

5. The grounds and consequences of recognizing a voting ballot null and void are stipulated by the Company's Articles of Associations and the Russian legislation currently in force.

Clause 51. The safekeeping of voting ballots

The Company shall keep all voting ballots it receives, including

- voting ballots received by the Company after the deadline for submitting voting ballots in the event the General Meeting is held by "absentee vote";
- voting ballots received by the Company later than two days before the date of holding the General Shareholders' Meeting in the event of holding the General Meeting "in person" to discuss issues on the agenda and make decisions on issues put to a vote with a preliminary sending (handing out) of voting ballots prior to holding the General Shareholders' Meeting.

16. MINUTES AND A REPORT ON THE RESULTS OF VOTING AT THE GENERAL SHAREHOLDERS' MEETING

Clause 52. Summarizing the results of voting

1. The results of voting on issues put to a vote, including issues on the procedure of holding the General Shareholders' Meeting, are summarized by the Counting Commission.

A decision of the General Shareholders' Meeting on an issue on the agenda of a meeting is not recognized as a made decision and it cannot be voiced before summarizing the results of voting on all issues on the agenda.

2. In the event the agenda of the General Shareholders' Meeting simultaneously includes issues of electing several governing bodies of the Company, the results of voting on these issues, irrespective of the order of their consideration, are summarized in the following order:

1) elections of the Company's Board of Directors;
2) elections of the sole executive authority of the Company (if the Company's Articles of Association envisage the formation of this authority by the General Shareholders' Meeting);

3) elections of the Company's Audit and Compliance Commission.

3. Elections of a governing body of the Company are recognized valid in the event the number of members elected to a governing body provides a quorum for holding meetings of this governing body of the Company.

4. A shareholder is entitled to demand the buy-out of the Company's shares he owns by the Company equal to the number of shares indicated in a voting ballot in which the option "against" was chosen for voting on an issue. Voting ballots with the chosen option "abstained" and voting ballots recognized null and void do not grant a shareholder the right to demand the buy-out of the Company's shares he owns by the Company.

5. When counting votes, if two or more filled out voting ballots from one person are discovered in which the voter left different choices on the same issue on the agenda of the General Meeting, these voting ballots are considered null and void in respect to this issue.

This rule does not apply to voting ballots signed by a person who issued a power of attorney for voting in respect to shares transferred after the date of drawing a list of persons eligible to participate in the General Meeting and(or) voting ballots signed by persons acting on the basis of such powers of attorney when fields for specifying the number of votes for each choice in a voting ballot specify the number of votes cast for the choice and these voting ballots contain the corresponding notes in accordance with Paragraph 5 of Clause 47 of these Provisions.

Voting on an issue in a voting ballot is recognized null and void in the event a voting ballot with an issue on electing members of the Company's Board of Directors (Supervisory Board) (excluding elections of the Company's Board of Directors (Supervisory Board) by cumulative vote), electing members of the Audit and Compliance Commission, the Counting Commission or members of the collegial executive governing body of the Company, has the choice "yes" for a larger number of candidates than the number of persons who must be elected to the corresponding body.

This rule does not apply to voting ballots signed by persons voting with shares transferred after the date of drawing a list of persons eligible to participate in the General Meeting in accordance with instructions from the owners of such shares and(or) signed by a person voting with shares circulating outside the Russian Federation in the form of depositary receipts in accordance with instructions from the owners or these depositary receipts and with the corresponding notes in the voting ballot in accordance with Paragraph 5 of Clause 47 of these Provisions.

Clause 53. Minutes on the results of voting at the General Shareholders' Meeting

1. By the results of voting, the Counting Commission shall draw minutes on the results of voting at the General Shareholders' Meeting reflecting the results of voting on each issue on the agenda put to a vote and reflecting the procedure of conducing the General Shareholders' Meeting.

2. The minutes on the results of voting specify:

- the full name and the location of the Company;
- the type of the General Meeting (annual or extraordinary);
- the form of holding the General Meeting ("in person" or by "absentee vote");
- the date of holding the General Meeting;
- the place of holding the General Shareholders' Meeting held "in person" (the address where the meeting is held);
- the agenda of the General Meeting;
- the time of beginning and ending the registration of persons eligible to participate in the General Meeting held "in person";
- the time of opening and closing the General Meeting held "in person" and the time when the counting of votes begins in the event decisions made by the General Meeting and the results of voting on them are voiced at the General Meeting;
- the number of votes belonging to persons included on the list of persons eligible to participate in the General Meeting for each issue on the agenda of the General Meeting;
- the number of votes belonging to persons who participated in the General Meeting on each issue on the agenda of the General Meeting specifying whether there was a quorum on each issue;

- the number of votes cast for each choice on the ballot ("yes", "against" or "abstained") on each issue on the agenda of the General Meeting that had a quorum;
- the number of votes on each issue on the agenda of the General Meeting put to a vote that were not counted because voting ballots (including separate issues on voting ballots) were recognized null and void;
- the full name and location of the Registrar and the names of its authorized representatives;
- the date of drawing the minutes by the results of voting at the General Meeting by the Counting Commission.

When holding the General Meeting "in person" for discussing issues on the agenda and making decisions on issues put to a vote with a preliminary sending (handing out) of voting ballots prior to holding the General Meeting, the minutes on the results of voting shall additionally specify:

- the number of voting ballots submitted to the Company at least 2 days prior to the date of holding a meeting;
- the number of voting ballots after the opening of voting boxes at the General Shareholders' Meeting;
- voting ballots sent to shareholders before a meeting and submitted to the Company later than 2 days prior to the date of holding the meeting.

In the event of holding the General Shareholders' Meeting by "absentee vote", the minutes on the results of voting shall specify the number of voting ballots submitted to the Company before the deadline for submitting voting ballots and the number of voting ballots submitted to the Company after the deadline for submitting voting ballots.

3. The minutes on the results of voting are drawn in two copies. Each copy is signed by a representative of the Registrar acting on its behalf on the basis of the Articles of Association or a power of attorney. A power of attorney (its copy attested to by a notary) or another document confirming the right of the representative to act on behalf of the Registrar is applied to the minutes.

4. The minutes on the results of voting shall be drawn not later than 15 days after the closing of the General Shareholders' Meeting or the deadline for submitting voting ballots to the Company in the event of holding a General Shareholders' Meeting by "absentee vote".

After drawing the minutes on the results of voting and signing the minutes on the General Shareholders' Meeting, voting ballots are sealed by the Counting Commission and filed to archives for storage.

5. The minutes on the results of voting shall be filed with the minutes on the General Shareholders' Meeting.

6. The minutes on the results of voting by a special decision of the General Shareholders' Meeting need no approval. A decision of the General Shareholders' Meeting on an issue put to a vote is considered made (not made) immediately after drawing the minutes on the results of voting.

7. Decisions made by the General Shareholders' Meeting and the results of voting are voiced at the General Shareholders' Meeting at which the voting took place or reported to persons included on the list of persons eligible to participate in the General Shareholders' Meeting not later than 10 days after the drawing of minutes on the results of voting in the report on the voting results in accordance with established procedures for reports on the General Shareholders' Meeting.

8. Written complaints and statements submitted to the Counting Commission are attached to the minutes on the result of voting.

Clause 54. A report on the results of voting at a General Shareholders' Meeting

1. At a General Shareholders' Meeting, a report on the results of voting is compiled together with the minutes of the General Shareholders' Meeting. The results of voting are announced at the General Shareholders' Meeting. In the event they cannot be announced at the General Shareholders' Meeting, in 10 days after the minutes on the results of the voting have been compiled, a report on the results of voting is delivered to the persons included on the list of persons eligible to participate in a General Shareholders' Meeting according to the procedure envisaged in the Articles of Association of the Company for holding a General Shareholders' Meeting.

2. A report on results of voting contains:

- the full name of the Company and the location of the Company;
- the type of the General Shareholders' Meeting (annual or extraordinary);
- the form of the General Shareholders' Meeting ("in person" or by "absentee vote");
- the date of holding the General Shareholders' Meeting (the date of the deadline for submitting voting ballots if holding a General Shareholders' Meeting by "absentee vote");
- the place of holding the General Shareholders' Meeting held as a meeting (the address where it was held);
- the agenda of the General Shareholders' Meeting;
- the number of votes of persons included in the list of persons eligible to participate in the General Shareholders' Meeting on every issue on the agenda of the General Shareholders' Meeting;
- the number of votes of persons included on the list of persons eligible to participate in the General Shareholders' Meeting on every issue on the agenda of the General Shareholders' Meeting with a note if there was a quorum on every issue;
- the number of votes given for every choice on the ballot ("for", "against", or "abstain") on every issue on the agenda of the General Shareholders' Meeting for which quorum was constituted;
- the wording of decisions made by the General Shareholders' Meeting on every issue on the agenda of the General Shareholders' Meeting;
- the names of members of the Counting Commission; in the event the Registrar performs the functions of the Counting Commission – the full name and location of the Registrar and names of persons authorized by it;
- the names of the Chairperson and the Secretary of the General Shareholders' Meeting.

The Chairperson and the Secretary of the General Shareholders' Meeting sign the report on voting at the General Shareholders' Meeting.

17. MINUTES OF THE GENERAL SHAREHOLDERS' MEETING

Clause 55. Compiling of minutes of the General Shareholders' Meeting

1. Minutes of the General Shareholders' Meeting are compiled not later than 15 days after the closing of the General Shareholders' Meeting.

If a General Shareholders' Meeting is held by "absentee vote", minutes of a General Shareholders' Meeting for the results of voting by absentee ballot are compiled not later than 15 days after the deadline for submitting absentee ballots by the Company.

2. The minutes of a General Shareholders' Meeting contains:

- the full name and the location of the Company;
- the type of the General Shareholders' Meeting (annual or extraordinary);
- the form of the General Shareholders' Meeting ("in person" or by "absentee vote");
- the date of holding the General Shareholders' Meeting;

- the place of holding the General Shareholders' Meeting "in person" (the address where it was held);
- the agenda of the General Shareholders' Meeting;
- the time of the beginning and the time of finishing of registration of persons eligible to participate in the General Shareholders' Meeting held as a meeting;
- the time of opening and the time of closing the General Shareholders' Meeting held by absentee voting; in the event the decisions, made at the General Shareholders' Meeting, and results of voting on them were announced at the meeting, - the time of the beginning of counting votes, as well;
- the postal address(es) where filled-in absentee ballots are sent to if a General Shareholders' Meeting is held by absentee voting or if a General Shareholders' Meeting was held "in person", in the event the voting on issues on the agenda could be conducted by sending filled-in ballots to the Company;
- the number of votes of persons included in the list of persons eligible to participate in the General Shareholders' Meeting on every issue on the agenda of the General Shareholders' Meeting;
- the number of votes of persons included in the list of persons eligible to participate in the General Shareholders' Meeting on every issue on the agenda of the General Shareholders' Meeting with a note if there was a quorum on every issue;
- the number of votes given for every choice on the ballot ("for", "against", or "abstain") on every issue on the agenda of the General Shareholders' Meeting for which quorum was constituted;
- the wording of decisions made by the General Shareholders' Meeting on every issue on the agenda of the General Shareholders' Meeting;
- abstracts of speeches and names of persons who spoke on every issue on the agenda of the General Shareholders' Meeting held as a meeting;
- the names of the Chairperson (the presidium) and the Secretary of the General Shareholders' Meeting;
- the date of compiling the minutes of the General Shareholders' Meeting.

3. In the event the agenda of the General Shareholders' Meeting includes approval of a party-related deal, the minutes of the General Shareholders' Meeting, the minutes of the Counting Commission about the results of voting at the General Shareholders' Meeting and the report on the results of voting at the General Shareholders' Meeting specify:

- the number of votes of persons included on the list of those eligible to participate in the General Shareholders' Meeting, who are not related parties to the deal;
- the number of votes of persons, who are not related parties to the deal, who participated in the General Shareholders' Meeting;
- the number of votes given on the mentioned issue for every choice on the ballot ("for", "against", or "abstain").

4. In the event the agenda of a General Shareholders' Meeting includes an issue on amendments or additions to the Articles of Association of the Company (the adoption of a new version of the Articles of Association), which restricts the rights of shareholders, who own this type of preferred share, or on making a decision that is the basis of making amendments and additions to the Articles of Association of the Company, which restrict the rights of shareholders, who own this type of preferred share, the minutes of the Counting Commission about the results of voting at the General Shareholders' Meeting and the report on the results of voting at the General Shareholders' Meeting envisage:

- the number of votes on this issue of persons on the lists of persons eligible to participate in the General Shareholders' Meeting, not taking into account votes of the preferred shares whose rights are restricted;
- the number of votes of preferred shares of every type whose rights are restricted;
- the number of votes on this issue of the persons who participated in the General Shareholders' Meeting, not taking into account votes of preferred shares whose rights are restricted, and separately – the number of votes for preferred shares of each type whose right are restricted held by persons who participated in the general Shareholders' Meeting;
- the number of votes given on a specified issue for every choice on the ballot ("for", "against", or "abstain"), except for the preferred shares of every type whose rights are restricted, and separately – the

number of votes of preferred shares of every type whose rights are restricted, given for every choice on the ballot ("for", "against", or "abstain").

5. Minutes on the results of voting at the General Shareholders' Meeting are attached to the minutes of the General Shareholders' Meeting.

6. Minutes of the General Shareholders' Meeting are compiled in duplicate. Both copies are signed by the Chairperson of the General Shareholders' Meeting and the Secretary of the General Shareholders' Meeting.

Clause 56. The procedure of storing and providing minutes of a General Shareholders' Meeting and minutes on the results of voting

1. Minutes of a General Shareholders' Meeting and minutes on the results of voting are the permanent storage documents. Shareholders must be provided with a free access to them.

2. Copies of minutes of a General Shareholders' Meeting and minutes on the results of voting are to be handed out to a shareholder within 5 days after the Company receives a corresponding demand from the shareholder. These copies are provided on condition that the expenditures on providing them are reimbursed to the Company.

18. FINANCIAL SUPPORT TO THE CALLING AND HOLDING OF A GENERAL SHAREHOLDERS' MEETING

Clause 57. Sources and volume of financing the calling and holding of a General Shareholders' Meeting

The estimate of expenditures for holding a General Shareholders' Meeting is adopted by the Board of Directors of the Company at the suggestion of an executive authority of the Company.

Clause 58. Reimbursement of expenditures for the calling and holding of a General Shareholders' Meeting

In the event a General Shareholders' Meeting is held at the decision of persons who have the right to demand the holding of a General Shareholders' Meeting, the expenditures of these persons connected with the calling and holding of the General Shareholders' Meeting can be reimbursed by the Company if the General Shareholders' Meeting decides to do so.

EXHIBIT25

APPROVED

by the Board of Directors

of OAO RBC Information Systems

Minutes No. 31 dated July 23, 2004

Chairman of the Board of Directors

____________________/G. Kaplun

Provisions on Information Policy of OAO RBC Information Systems

Moscow

2004

Table of Contents:

I. GENERAL PROVISIONS

1.1. These Provisions on Information Policy (hereinafter referred to as the Provisions) have been developed in accordance with current law, the recommendations of the Code of Corporate Policies, the Articles of Association and internal documents of OAO RBC Information Systems (hereinafter referred to as the Company).

1.2. The Provisions define lists of the following:

- Commonly accessible documents and information, which shall be disclosed to any interested persons, regardless of the aim of receiving this information;

- Documents, information (materials) that shall be provided to shareholders and their representatives;

- And also the methods and terms of their disclosure and provision.

1.3. The Provisions define insider information and information that constitutes a business or commercial secret, as well as the terms of its use.

1.4. The aim of the disclosure of information about the Company is to bring this information to the attention of any persons interested in receiving it to the extent necessary for making a decision on acquiring shares in the Company or performing other actions that can have an effect on the Company's financial and commercial operations.

1.5. The main principles of the information policy are as follows:

- Regularity and promptness of the provision of information;
- Accessibility of information to the majority of the shareholders and other interested persons;
- Accuracy and completeness of information to be disclosed;
- Neutrality of information;
- Maintenance of a reasonable balance between the Company's openness and protection of the Company's interests;
- Compliance with the requirements of confidentiality with regard to information that constitutes a business or commercial secret and control of the use of insider information.

1.6. Data about the Company's operations to be disclosed is divided into the following two groups:

- Information that is subject to compulsory disclosure;
- Information to be disclosed at the Company's discretion.

Information about the Company that is subject to compulsory disclosure is comprised of the following parts:

- Information provided for shareholders in the Company;
- Data in the quarterly report of the issuer;
- Information about material facts relating to the Company's financial and commercial operations;
- Information that can have a material effect on the price of the Company's securities;
- Information about persons affiliated with the Company.

The Company shall also disclose additional information about its operations on the Internet.

1.7. The General Director of the Company shall be responsible for the disclosure of information about the Company's operations.

Officers responsible for investor relations: Natalya Makeyeva; Tel: (095) 363 1111.

1.8. The address of the central place (office) for guaranteed access to documents, materials and information is as follows: Building 1, 78 Profsoyuznaya St., Moscow 117393. Documents and information in electronic form shall be displayed on the corporate site on the Internet at www.rbcinfosystems.ru.

1.9. The Board of Directors of the Company shall supervise the implementation of these Provisions.

1.10. The Board of Directors of the Company shall be entitled to make changes and amendments to these Provisions.

II. COMMONLY ACCESSIBLE INFORMATION AND DOCUMENTS

2.1. Information and documents that the Company considers commonly accessible shall be provided to all interested persons.

2.2. The Company considers information and documents specified in this section commonly accessible.

2.3. All information and documents specified in this section:

- Shall be displayed on the corporate site on the Internet at www.rbcinfosystems.ru for unrestricted access;
- Shall be disclosed in accordance with the terms stipulated in the current law;
- Shall be accessible for review in the office specified in Clause 1.8 of these Provisions;
- Shall be published in the media;
- Copies of these documents shall be provided at the request of interested persons.

2.4. Information about the securities and operations of the Company shall be disclosed in the following form:

- Notices about material facts relating to the company's financial and commercial operations;

- Information that can have a material effect on the price of the Company's securities;

- Quarterly reports.

2.5. The Company shall be obliged to disclose information about the following:

1) Changes in the company's name;

2) A decision of increasing the authorized capital;

3) Acquisition of shares in the Company by the Company, unless it is related to a decrease in the authorized capital;

4) The fact of an increase (decrease) in the price of the Company's shares by not less than 5 percent;

5) Stopping of the production of goods (services), whose sales made up not less than 10 percent of the total volume of the production of goods (services) over the financial year preceding the reporting year;

6) Changes in the priorities of the Company's operations;

7) Replacement of the auditor, registrar or depositary of the Company.

2.6. In the event of placement of securities, the Company shall disclose information about the motives for the placement of shares, persons planning to acquire the shares to be placed, including a large block of shares (when such information is available).

2.7. The Company shall disclose information about the shareholders holding 5 percent or more shares in the Company in the quarterly report. Additionally, in the quarterly report, the Company shall provide information on the amount of remunerations received by members of the Board of Directors, members of the joint executive authority and the person who performs the functions of the sole executive authority.

2.8. The Company shall disclose information about deals between the Company and persons who are considered senior officers of the Company in accordance with the Articles of Association, as well as about deals between the Company and organizations in which officers of the Company directly or indirectly hold 20 percent or more of the authorized capital or organizations that such officers can have material influence on in some other way.

2.9. The Company shall keep records of persons affiliated with it by means of making and keeping a register of affiliated persons of the Company in accordance with the terms stipulated in the current law. The Company shall publish a list of persons affiliated with it in the Supplement to the Bulletin of the Federal Commission for the Securities Market on an annual basis no later than 30 days after the end of each reporting year.

2.10. At the request of any interested person, the Company shall allow such person to review the Articles of Association of the Company, including changes and amendments to it, the Provisions on the General Meeting of Shareholders, the Provisions on the Audit Commission and

other provisions approved by the general meeting of shareholders and the Board of Directors of the Company.

2.11. The annual accounting report, the auditor's report, the annual report of the Company and the report of the Audit Commission about the accuracy of data contained in the annual report and the accounting report of the Company shall be openly accessible.

2.12. The contents of the Company's annual report shall be in line with the current version of the instructions of the Federal Service for Financial Markets of Russia. The annual report shall be signed by the General Director of the Company, the chief accountant, and Chairman of the Board of Directors with the prior consent of the Board of Directors.

2.13. Information about the holding of a general meeting of shareholders shall be published in the Rossiyskaya Gazeta newspaper in the form of a notice no later than 30 days before the date of the meeting, and a notice about the holding of a general meeting of shareholders whose agenda contains a question of reorganization of the Company shall be published no later than 40 days before the date of the meeting.

2.14. Information about the reorganization of the Company shall be published in a periodical designated for the publication of data about state registration of legal entities during a thirty-day period after the date of making the respective decision.

2.15. In the event of an issue of securities, the issue prospectus and other information that shall be disclosed in accordance with requirements set by the federal agency for the securities market shall be published.

2.16. Documents specified in this section shall be provided for review on the day of submission of the respective request. The Company shall provide copies of such documents for all interested persons at their request for a fee not exceeding the cost of making the copies within 7 days after the submission of the respective request.

III. INFORMATION PROVIDED FOR SHAREHOLDERS

3.1. In addition to information specified in Section II of these Provisions, all shareholders and their representatives shall be given access to the following documents in the office, whose address is Building 1, 78 Profsoyuznaya St., Moscow 117393:

- The Articles of Association of the Company, changes and amendments to the Articles of Association and the certificate of state registration;
- The Company's internal documents, such as the provisions on the Company's managerial bodies, provisions on the Company's branches and offices and other provisions approved by the general meeting of shareholders;
- Documents confirming the Company's rights to the property included on its balance sheet;
- Minutes of the general meetings of shareholders, meetings of the Board of Directors of the Company and the Audit Commission of the Company;
- Reports by independent appraisers;
- Other documents specified by Russian law, the Company's Articles of Association and decisions of the Company's managerial bodies.

3.2. The Company shall provide for review a list of persons entitled to participate in the general meeting of shareholders at the request of persons included on this list, who control at least 1 percent of the votes. However, details of personal documents and postal addresses of persons included on this list can be provided only with the consent of these persons. At the request of any interested person, the Company shall provide this person with an abstract of the list of persons entitled to participate in the general meeting of shareholders containing data about this person or a notice certifying that this person is not included on the list of persons entitled to participate in the general meeting of shareholders within three days.

3.3. A shareholder(s) holding, in total, at least 25 percent of the voting shares in the Company, shall have access to accounting records.

3.4. Documents specified in Clauses 3.1 – 3.3 shall be provided to shareholders for review within 5 (five) days upon receipt of the respective request. Copies of these documents shall be provided for a fee not exceeding the cost of their production.

3.5. Upon receipt of a shareholder's request for the provision of documents specified in Clauses 3.1 – 3.3 of these Provisions, the Company shall independently receive information from the register of shareholders to establish the fact of ownership of shares in the Company. In the event the person who has made the request owns shares but is not registered on the register of shareholders, it shall confirm the fact of ownership.

3.6. For general meetings of shareholders, the Board of Directors shall prepare a list of information items (materials) and documents to be provided to shareholders and their representatives for each issue on the agenda.

3.6.1. Information (materials) to be provided for persons entitled to participate in the general meeting of shareholders during the preparation for a general meeting of shareholders in the Company shall include annual accounting report, including the auditor's report, the report of the Company's Audit Commission on the results of the audit of the annual accounting records, information about the candidate(s) for the Company's executive bodies, the Board of Directors, the Audit Commission of the Company and the auditor of the Company, drafted changes and amendments to the Articles of Association of the Company or a drafted new version of the Articles of Association of the Company, drafted internal documents of the Company to be approved by the general meeting of shareholders, drafted resolutions of the general meeting of shareholders, and other documents specified in a decision of the Board of Directors of the Company.

3.6.2. Additional information (materials) that shall be provided to persons entitled to participate in the annual general meeting during the preparation for the annual general meeting shall include the following:

The Company's annual report;

A report of the Audit Commission on the accuracy of data contained in the Company's annual report;

Recommendations of the Board of Directors (the Supervisory Board) of the Company on the distribution of profits, including the amount of dividends on the company's shares and the terms of their payment, and losses of the Company over the financial year.

3.6.3. Additional information that shall be provided to persons entitled to participate in the general meeting during the preparation for the general meeting whose agenda contains questions of the election of members of the Board of Directors (the Supervisory Board), members of the Audit Commission and (or) the election of the auditor of the Company shall include information about the availability or absence of written consent of the candidates to their election to the respective body of the Company, information about the age and education of a candidate, information about posts that a candidate has held over the past 5 years and the post a candidate held at the moment of the nomination.

3.6.4. Additional information (materials) that shall be provided for persons entitled to participate in a general meeting during the preparation for the general meeting whose agenda includes questions voting on which can lead to the emergence of the right to demand the buying out of shares by the Company shall include the following:

The report of an independent appraiser on the market value of shares in the Company that the Company can be required to buy out;

An estimate of the value of the Company's net assets according to the Company's accounting report over the past completed reporting period;

Minutes (an abstract of the minutes) of the meeting of the Board of Directors (the Supervisory Board) of the Company, when the decision on defining the price for buying out shares in the Company was made, including the price for buying out the shares.

3.6.5. Additional information (materials) that shall be provided to persons entitled to participate in the general meeting of shareholders during the preparation for a general meeting whose agenda includes a question of reorganization of the Company shall include the following:

Reasons for the conditions and terms of the reorganization of the Company, given in the decision on the division, separation or transformation, or in the contract for a merger or acquisition, approved (made) by the authorized body of the Company;

Annual reports and annual accounting records of every organization involved in the reorganization for the past three completed financial years preceding the date of the general meeting, or for each completed financial year since the founding of an organization, in the event the organization's business started less than three years ago;

Quarterly accounting report of every organization involved in the reorganization for the past completed quarter preceding the date of the general meeting.

3.7. 20 days before a general meeting of shareholders and 30 days before a general meeting whose agenda contains a question of reorganizing the Company, information (materials) specified in Paragraphs 3.6.1 – 3.6.5 shall be accessible to persons entitled to participate in the general meeting of shareholders for review in the office of the Company's executive body and in other places whose addresses are specified in the notice about the general meeting of shareholders, and on the website of the Company at www.rbcinfosystems.ru. This information (materials) shall be accessible to persons who take part in a general meeting of shareholders during the meeting. At the request of a person entitled to participate in the general meeting of shareholders, the Company shall deliver the above-mentioned documents to this person by e-mail within 5 days upon receipt of the respective request by the Company.

3.8. Shareholders in the Company and potential investors shall be entitled to request from the Company information about any material risks. Within 7 days the Audit Committee of the Board of Directors of the Company shall prepare an answer to any request that has been received, which shall be delivered to the person who submitted the request.

IV. INFORMATION PROVIDED FOR ORGANIZERS OF TRADE

4.1. In accordance with the agreements with the Moscow Interbank Currency Exchange and the RTS Stock Exchange, the Company shall provide information specified in Clauses 2.4 – 2.8 of these Provisions, in Chapter 7 (Disclosure of Information about a Company) of the Code of Corporate Policies, recommended by the Federal Commission for the Securities Market of Russia, as well as the founding documents and documents relating to issues of securities and other information stipulated in these agreements and the law in electronic form and in hardcopy form.

V. INFORMATION DISPLAYED ON WEBSITE

5.1. The Company shall disclose information about its operations on the corporate site on the Internet at www.rbcinfosystems.ru.

5.2. All information displayed on the site is commonly accessible and free.

5.3. In addition to information specified in Section II of these Provisions, the following additional information for the appraisal of the value, the profit margin and factors in the price of the shareholding shall be displayed on the Company's site:

5.3.1. Information about the strategic goals and objectives of the Company, the Company's shares of different markets, investment projects, equity and attracted capital, indicators and resources of the Company and its subsidiaries, industrial information.

5.3.2. Information about dividends of the Company, the Corporate Governance Code, material information on decisions of the Board of Directors, including the work of committees of the Board of Directors and share price information.

5.3.3. History of the Company's development, thematic presentations by the Company, reports and interviews of executives, news conferences, analytical reports by independent experts.

5.3.4. Material information about the Company in the form of press releases, required for investment decisions, which can have a serious effect on all commonly accessible information about the Company.

5.3.5. Information about the management of the Company: members of the Board of Directors, the General Director, the corporate secretary and the chiefs of the departments.

5.4. On the website the Company shall publish all important news and materials. Additionally, it shall publish brochures and booklets for distribution, when necessary. The text of the Articles of Association and amendments to it, the annual and quarterly reports, issue prospectuses, reports of the auditor, information about material circumstances and facts, information relating to general meetings of shareholders and key decisions of the Board of Directors and the strategy of the Company's development shall be displayed on the website.

5.5. The Board of Directors shall be entitled to make a list of additional information items to be disclosed on a voluntary basis, taking into account the result of the monitoring of requests from investors.

VI. TERMS OF PROVISION OF INFORMATION

6.1. The Company shall hold regular meetings with representatives of the investment community, conferences, presentations and road shows. Information about events that have been conducted shall be displayed on the Company's corporate website.

6.2. The Company shall organize news briefings (news conferences) with officers in connection with the publication of regular financial reports, general meetings of shareholders and other important corporate events.

6.3. In order to regulate information reported by the Company, the following officers shall be entitled to make public statements on behalf of the Company:

The Chairman of the Board of Directors;

The Deputy Chairman of the Board of Directors;

The General Director;

The chiefs of departments, authorized to make statements on issues relating to the work of their departments in accordance with an order issued by the General Director.

Any public statements by officers of the Company, including contacts with the media, speeches at news conferences and forums can be made with the consent of the General Director of the Company only.

6.3. Any interested person shall be entitled to request from the Company information relating to the Company's operations via the Company's authorized person, using the telephone number specified in Clause 1.7 of these Provisions. Within seven days, the Company shall prepare an answer to the request, which shall be delivered to the person who made the request.

6.4. Any interested person shall be entitled to review answers to the most frequently asked questions on the Company's corporate website on the Internet at www.rbcinfosystems.ru.

6.5. The Company's Protocol Service shall provide access to information that the Company is obliged to store and provide for shareholders in accordance with the law and these Provisions.

6.6. Documents shall be provided during the period specified in these Provisions upon receipt of a request in any form, addressed to the Company's chief executive. The request shall contain the full name of the applicant (for a legal entity: the corporate name and address shall be provided), the number and category of shares held by this person and the name of the requested document.

6.7. The Protocol Service of the Company shall verify the fact of ownership of shares in the Company by the applicant for the provision of documents or the delivery of their copies.

VII. INFORMATION THAT CONSTITUTES COMMERCIAL OR BUSINESS SECRET. INSIDER INFORMATION.

7.1. Information shall constitute a business or commercial secret in the event it has actual or potential commercial value, as it is unknown to third persons and there is no free legal access to it, on the condition that the Company makes efforts to keep it confidential.

7.2. The Company, represented by its executive bodies, shall make exhaustive efforts to protect commercial and business information, shall guarantee confidentiality and special conditions for working with such information, shall make a list of such information items, so as to maintain a reasonable balance between the Company's openness and efforts to prevent damage to its interests.

7.3. A contract with an officer or employee of the Company shall include an obligation not to disclose confidential information.

7.4. Insider information shall be any information about issued securities and deals with them, as well as the issuer of these securities and its operations, unknown to third persons, whose disclosure can have a material effect on the price of these securities. Specifically, insider information is information that is subject to disclosure in accordance with the Russian law on the securities market before the moment of the disclosure. Information about the appraisal of the value of securities and/or assessment of the financial status of the issuer, based on commonly accessible information, shall not constitute insider information.

7.5. An insider is a person having access to insider information because of the following:

- Participation in the authorized capital of the Company or its affiliate;
- Membership in a managerial body of the Company or its affiliate;
- A labor contract or a civil contract with the issuer or its affiliate;
- Authority arising from the position of an officer in a government agency or a local government agency.

7.6. Insiders, their affiliates and persons who receive insider information shall not be entitled to do the following:

- Make deals on securities, including future deals, with the use of insider information in their interests or in the interests of third persons;
- Transfer insider information or information based on it to third persons or make it accessible to third persons, except in circumstances stipulated in the law;
- Give recommendations to third persons relating to deals on securities, based on insider information.

7.7. The Company's executive bodies shall enforce confidentiality rules in order to protect business information, business and commercial secrets and to prevent possible damage from the disclosure or unauthorized leak of business information and possible illegal use of such information by any interested persons.

7.8. The Company's executive bodies shall maintain a reliable procedure for preparation, approval and control of the content and terms of information to be disclosed, an adequate system for storing documents of the Company, the functionality and integrity of the information resources.

7.9. Employees of the Company responsible for public and investor relations in connection with their business duties shall provide simultaneous access to material information about the Company's operations to be disclosed to all interested persons and shall make efforts to refute inaccurate information in the event its dissemination can cause damage to the Company and its shareholders

7.10. In the event of violations of the current law on the disclosure of information and these Provisions, causing damage to the Company and/or its shareholders, members of managerial bodies and/or officers of the Company responsible for such violations may be subject to disciplinary, civil or administrative sanctions, or prosecution.

EXHIBIT26

RosBusinessConsulting
RBC

OAO RBC Information Systems

78 Profsoyuznaya st., Moscow 117420
Tel./Fax: (+7 095) 363-11-22/ (+7 095) 363-11-25
E-mail: http://www.rbc.ru
OKPO 54818174
OKUD 02521111

APPROVED BY

General Director

_____________Yury Rovensky

_______‘____‘, 2004

REGULATION

No.____________‘ ‘, 2004

Moscow

ON THE INTERNAL AUDIT DEPARTMENT

1.GENERAL PROVISIONS

1.1 The Internal Audit Department is an independent department.
The Department shall be created and dissolved in accordance with an order of the General Director as agreed to with the Board of Directors and shall be subordinate directly to the General Director.

The Department is managed by the department head, who is appointed by an order of the General Director as agreed to with the Board of Directors.

The position of the head of the Department shall be occupied by a highly qualified specialist, who has a higher economic education, at least 5-year experience of accounting and an auditor certificate for general audit. The Internal Audit Department head shall be appointed and dismissed by the General Director.

1.2 The Internal Audit Department is created for the purpose of ensuring efficient activities of the management aimed at protecting the legal property interests of the Company, improving the accounting system, promoting the efficiency of RBC activities and strengthening its financial condition.
In its practical work, the Internal Audit Department shall follow the current legislation of the Russian Federation, regulations, instructions of the Russian Finance Ministry, the Russian Tax Ministry, the Russian Federal State Statistics Service, the Charters of RBC subsidiaries, the decisions of the Board of Directors, the orders of the General Director and the current Regulation.

2. STRUCTURE

2.1 The Internal Audit Department includes the head of the Department and auditors.
The number of members of the Department is approved by the General Director of the

Company as proposed by the head of the Department. Responsibilities of the members of the Department are regulated by job instructions that are worked out by the head of the Internal Audit Department and, if the functions and volume of work are changed, are corrected and approved by the General Director as agreed to with the Board of Directors.

3. OBJECTIVES

The objectives of the Internal Audit Department are as follows:

3.1 Provision of conclusions (reports) at the request of the Board of Directors and RBC's management:

- On the condition of assets and the economic and financial discipline in RBC;
- On the evaluation of the quality of information provided by the information management system;
- On the evaluation of economic security of accounting systems and the internal control system of RBC;
- On observing internal rules and procedures.

3.2. Preparation of consultations and information support:

- Working out guidelines, recommendations, instructions on accounting, taxation and auditing;
- Information support and consulting on issues of accounting, taxation and legal regulations of entrepreneurial activities;
- Holding seminars, enhancing qualification and training of the personnel, providing support to the Human Resources Department in selecting and interviewing applicants for accounting positions;
- Recommendations on computerization of accounting and fiscal activities, making reports, calculating taxes, audit, etc.

4.FUNCTIONS

The functions of the personnel of the Internal Audit Department are as follows:

4.1. Auditing of RBC accounting statements concerning:

- Accuracy of making and forming original documents and ledgers including the checking of the means and ways used for identification, estimation and classification of such information and making reports based of such information as well as checking certain articles of statements and operations and balances according to accounting records;
- Authenticity of estimations of production expenses, sales revenues, revenues from non-operating activities; accuracy of defining the amount of profit, correctness of distributing profit and preparing settlements.

4.2. Making thematic checks:

- Observing legislation, regulations, constituent documents, the system of internal regulations and control procedures (orders, instructions, division of authority and responsibilities between employees, etc.);
- Accuracy of making and implementing the conditions of economic contracts;

- Checking the existence, condition and correctness of estimation of assets, efficiency of using all kinds of resources, observing settlements, complete and timely tax payments;
- Appraisal of software employed by RBC;
- Appraisal of the efficiency of internal control mechanism, examining and evaluating test audits at departments and divisions.

4.3. Working out of proposals on:

- Improving accounting standards;
- Forming accounting policies;
- Enhancing the internal control system;
- Strengthening material responsibility of employees;
- Saving resources;
- Preventing wrongdoings, etc.;
- Financial encouragement of employees, disciplinary and financial penalties.

4.4. Conducting audits to check the efficiency of using material, financial and labor resources by order of the Board of Directors and the management:

- Checking the internal control system and working out proposals on improving the organization of the internal control system, accounting and settlements, changing the production and governance structure, increasing the efficiency of development programs.

4.5. Consultations and information support to the founders, the administration and employees in respect to accounting and taxation issues.

4.6. Participation in preparing for an external audit, tax checks and audits by other agencies.

4.7. Activities under special projects.

5.RIGHTS

The Internal Audit Department shall have the right to:

5.1. Check ledger accounts and original documents, securities, budgets, plans and other documents related to financial and economic activities of the Company.

5.2. Review orders, instructions and decisions of shareholders' meetings, the Executive Board and executives of RBC.

5.3. Check the existence, condition and preservation of inventory items with responsible persons.

5.4. Receive documents necessary for audits as well as certificates, oral and written explanations of issues that arise in the course of checks.

5.5. Provide recommendations on financial encouragement and disciplinary and financial penalties.

6.RELATIONS (administrative relations)

6.1 According to the approved Regulation on conducting internal audits, the Internal Audit Department shall receive if required:

6.1.1 From the Accounting Department:
- Original documents, current standards and other information necessary for making checks, evaluations and analyses;
- Quarter and annual accounting reports, ledgers and other accounting documents;
- Reports on activities conducted by a department on the results of an audit.

6.1.2. From the Department of Contracts:
- Economic contracts with addendums, agreements, regulations, etc.

6.1.3. From the Legal Department:
- Constituent documents, bills of exchange, insurance certificates, other certificates, licenses, powers of attorney and other legal documents.

6.1.4. From the Human Resources Department:
- Orders, personnel lists, documents on employment activities.

6.1.5. From other RBC departments and divisions:
- Materials necessary to carry out audits.

6.2 According to the approved Regulation on conducting internal audits, the Internal Audit Department shall provide the Accounting Department, the Human Resources Department and other departments and divisions with:
- Reports on checks made, conclusions, proposals and recommendations on issues of accounting and control.

7. COOPERATION WITH THE BOARD OF DIRECTORS

7.1 The Board of Directors defines requirements to the qualification and professional experience of members of the Department and provides recommendations to the RBC General Director on selecting members of the Department.
7.2 The General Director agrees to the list of members of the Department with the Board of Directors short before the appointment of members of the Department.
7.3 The Board of Directors has the right to give instructions to the General Director on dismissing members of the Department.
7.4 The Internal Audit Department shall receive from the Board of Directors:

- Approved schedules of work of the Internal Audit Department including:

An annual schedule of work for the next year (divided into quarters) before December 25, a quarter schedule before 25th day of the month prior to the beginning of a quarter;
- Orders, tasks (as they arise);
- Other documentary materials.

7.5 The Internal Audit Department shall issue:
- Annual reports on the activities implemented;

- Quarter reports on the activities implemented;
- Other reports and certificates;
- Other documentary materials.

8. RESPONSIBILITIES

8.1. The head of the Department shall bear responsibility for the quality and timely implementation of the functions of the Department.

8.2. The head of the Department shall bear personal responsibility for:

8.2.1. Observing the current laws in the process of managing the Department.

8.2.2. Preparing, approving and providing reliable information about the activities of the Department.

8.2.3. Timely and qualitative implementation of the orders of the management.

8.3. Responsibilities of other employees of the Department are defined according to corresponding instructions.

9. FINAL PROVISIONS

9.1. The current Regulation has been worked out in compliance with the regulations of the rules (standards) of auditing activities.

9.2. Amendments and changes may be introduced in the current Regulation as agreed to with the Board of Directors and approved by an order of the General Director.

9.3. The term of this Regulation is not limited.

Department Head_______________/Zoya Shilova/

AGREED

Chairman of the Board of Directors______________/German Kaplun/

Human Resources Department Head_______________/Laila Kuzovkina/

Legal Department Head_____________/Yelena Novokreshchenova/

EXHIBIT27

APPROVED
by the resolution of the Board of Directors
of RBC Information Systems Joint-Stock Company

Protocol No. 20 of March 07, 2003

Chairman of the Board of Directors

________________/German Kaplun

The Provisions on Material Corporate Transactions of the Joint-Stock Company "RBC Information Systems"

Moscow

2003

Table of Contents:

I. General Provisions

1.1. These Provisions on Material Corporate Transactions (hereinafter referred to as the Provisions) were developed in accordance with current law, the Federal Law No. 208-FZ dated December 26, 1995 "On Joint-Stock Companies" (hereinafter referred to as the Federal Law "On Joint-Stock Companies"), recommendations of the Corporate Governance Code, the Articles of Association and bylaws of the Joint-Stock Company "RBC Information Systems" (hereinafter referred to as the Company).

1.2. The Provisions define material corporate transactions, the procedure for their approval by the managerial bodies of the Company and the procedure for making them.

1.3. Material corporate transactions comprise the following:

- conclusion of large deals;
- conclusion of deals that involve personal interest;
- acquisition of 30 or more percent of issued shares in the Company (a takeover);
- a decrease or an increase in the authorized capital;
- making amendments to the Company's Articles of Association;
- reorganization of the Company;
- liquidation of the Company;
- founding of a subsidiary;
- election of persons to the executive bodies and the Board of Directors of the Company.

1.4. These Provisions have the aim of establishing a transparent procedure for making material corporate transactions, based on relevant disclosure of information on the consequences that such transactions can have on the Company and allowing shareholders to influence these transactions.

1.5. These Provisions shall be approved by a resolution of the Board of Directors of the Company, passed by a majority of votes of its members who were present at the meeting or took part in the voting by absentee ballot.

1.6. Any interested persons are allowed to review these Provisions in the office whose address is 78 Profsoyuznaya St., Building 1, Moscow 117393. The electronic version of the Provisions is displayed at the corporate Internet site of the Company at www.rbcinfosystems.ru.

1.7. Officials responsible for investor relations: Natalya Makeyeva (Tel: (095) 363 1111).

II. LARGE DEALS

2.1. A large deal is a deal (including a loan, a credit, pawning or guarantee) or several interrelated deals, involving acquisition, reassignment or the possibility of reassignment, both direct and indirect, of property by the Company, whose value makes up 25 or more percent of the balance-sheet value of the Company's assets, set on the basis of its accounting records as of the latest reporting date, with the exception of the following deals:

- deals made in the process of routine commercial operations of the Company;
- deals envisaging placement (selling) of common shares in the Company by means of subscription;
- deals envisaging placement of securities convertible into common shares in the Company.

2.2. In the event of reassignment or the emergence of the possibility of reassignment of property, the value of this property determined on the basis of accounting records shall be measured against the balance-sheet value of assets of the Company, and in the event of acquisition of property, calculations shall be based on its purchasing price.

2.3. A decision to approve a large deal, whose subject is property whose value makes up from 25 to 50 percent of the balance-sheet value of assets of the Company shall be made by all members of the Board of Directors (the Supervisory Board) unanimously, and the votes of members of the Board of Directors who had been excluded from the Board of Directors shall not be taken into account.

2.4. In the event that consensus on the approval of a large deal is not reached in the Board of Directors, the Board of Directors can choose to leave the decision on the approval of a large deal to the general meeting of shareholders. In such an event, a decision to approve a large deal shall be made by a majority of holders of voting shares present at the general meeting of shareholders.

2.5. The decision to approve a large deal whose subject is property of a value of over 50 percent of the balance-sheet value of assets of the Company shall be made by a majority of three fourths of the holders of voting shares present at the general meeting of shareholders.

2.6. The resolution on approval of a large deal shall specify the person(s) who is its party(s), the beneficiary(s), the price, the subject of the deal and other material conditions.

2.7. A large deal made in violation of the requirements for its approval can be declared void at the request of the Company or a shareholder.

2.8. In the event that a large deal is also a deal involving personal interest, this deal shall be made in accordance with the Procedure specified in Part III of these Provisions.

2.9. Holders of voting shares are entitled to require the Company to buy out all or some part of their shares in the event of making a large deal to be approved by shareholders at their general meeting, in accordance with Clause 2 of Article 79 of the Federal Law "On Joint-Stock Companies," if they vote against the resolution on the approval of this deal or abstain from voting on this issue. The Company shall buy out shares at the request of shareholders in accordance with the procedure specified in the Federal Law "On Joint-Stock Companies."

2.10. The Company shall notify the registration agency, authorized to register issues of the Company's securities, of any isolated or interrelated deals whose volume or value of property involved makes up 10 percent or more of the assets of the issuer or an amount exceeding 2 million minimum wages set by the federal law as of the date of the deal, facts that have led to a one-time increase or decrease of the value of the issuer's assets by more than 10 percent, as well as facts that have led to a one-time increase of profits or losses of the Company by more than 10 percent.

2.11. The Company shall publish a notice of facts specified in Clause 2.10 of these Provisions in the "Supplement to the Bulletin of the Federal Securities Market Commission" not later than 5 working days after the emergence of the respective fact.

III. Deals Involving Personal Interest

3.1. A deal involving personal interest is a deal involving any interest of a member of the Board of Directors (the Supervisory Board) of the Company, the person carrying out the duties of Chief Executive of the Company, including the managing organization or the manager, a member of the collegial executive body of the Company or a shareholder in the Company who together with his affiliated companies holds 20 percent or more of the voting shares in the Company, as well as a person entitled to give compulsory instructions to the Company.

3.2. Persons listed in Clause 3.1 of these Provisions, shall be considered interested in the conclusion of a deal by the Company in the event that themselves, their spouses, parents, children, brothers, sisters, stepbrothers and stepsisters, stepparents and stepchildren, and (or) their affiliated companies:

are a party, a beneficiary, a middleman or a representative in the deal;

own (individually or in total) 20 or more percent of the shares (stakes) in the legal entity that is a party, a beneficiary, a middleman or a representative in the deal;

hold posts in managerial bodies of a legal entity that is a party, a beneficiary, a middleman or a representative in the deal, as well as posts in the managing organization of such a legal entity.

3.3. Persons listed in Clause 3.1 of these Provisions shall inform the Board of Directors (the Supervisory Board) of the Company, the Audit Commission (the Controller) of the Company and the Auditor of the company about the following:

legal entities that they own (individually or together with their affiliate(s)) 20 percent or more of the voting shares (stakes) in;

legal entities whose managerial bodies they hold posts in;

actual or planned deals they know about, in which they can be considered interested persons.

3.4. The decision to approve a deal involving personal interests shall be made by the Board of Directors (the Supervisory Board) of the Company by a majority of votes of directors who are not interested in its conclusion. If the number of uninterested directors is less than a quorum for holding a meeting of the Board of Directors, specified in the Articles of Association, the decision on this issue shall be made by shareholders at their general meeting.

3.5. In the event the number of shareholders in the Company exceeds 1,000, the decision to approve deals involving personal interests shall be made by the Board of Directors (the Supervisory Board) of the Company and shall be supported by a majority of votes of independent directors, who are not interested in its conclusion. In the event all members of the Board of Directors (the Supervisory Board) are considered interested persons and (or) are not independent directors, the deal can be approved by a decision to be made at the general meeting of shareholders.

3.6. The decision to approve a deal involving personal interests shall be made at the general meeting of shareholders and shall be supported by a majority of votes of holders of voting shares who are not interested in the deal under the following circumstances:

the subject of a deal or a number of interrelated deals is property whose value, in accordance with accounting records (the offering price of property to be acquired) of the Company makes up two percent or more of the balance-sheet value of the Company's assets as of the latest reporting date, except for deals specified in Paragraphs 3 and 4 of this clause;

a deal or a number of interrelated deals envisage the placement of shares through subscription or selling of shares that make up over 2 percent of common shares the Company placed earlier and common shares that can be converted into earlier issued securities convertible into shares;

a deal or a number of interrelated deals envisage placement by means of subscription of issued securities convertible into shares that can be can be converted into common shares that make up over 2 percent of common shares the Company placed earlier and common shares that earlier issued securities convertible into shares can be converted into.

3.7. A deals involving personal interests shall not be subject to approval by the shareholders at the general meeting in the event that conditions of this deal are nor substantially different from the conditions of similar deals made between the Company and the interested person in the process of routine commercial operations of that company before the moment when the interested person was recognized as such and until the moment of holding the next annual general meeting of shareholders.

3.8. Shareholders at their general meeting can made a decision to approve a deal(s) between the Company and an interested person that may be made in the future in the process of routine commercial operations of the Company. The respective resolution of the general meeting of shareholders shall also specify the maximum amount of such a deal(s). This resolution shall be valid until the next annual meeting of shareholders.

3.9. For the purpose of making a decision by the Board of Directors (the Supervisory Board) of the Company or by shareholders at their general meeting to approve a deal involving personal interests, the value of property or services to be reassigned or acquired shall be determined by the Board of Directors (the Supervisory Board) on the basis of their market value.

3.10. A deal involving personal interests shall be approved by the respective body of the Company before its conclusion.

3.11. A deal shall not be subject to approval in accordance with the procedure for the approval of deals involving personal interests under the following circumstances:

- All shareholders in the Company are interested in the deal;

- The preferential right to purchase shares placed by the Company is being executed;
- Placed shares are acquired or bought out by the Company;
- The Company is reorganized through the merger (incorporation) of Companies, if the other Company participating in the merger (incorporation) owns more than three fourths of all voting shares in the Company that is being reorganized.

3.12. A deal involving personal interests that is concluded in violation of the requirements for deals specified in this section may be declared void at the request of the Company or a shareholder.

3.13. An interested person shall be liable to the Company within the limits of the damage caused to the Company. In the event several persons are liable to the Company, they share bear their liability on a solidary basis.

3.14. The Company shall notify the registering body responsible for state registration of issues of securities of deals involving personal interests in the event that: the amount due for the deal and the value of property that is the subject of the deal makes up 1 or more percent of the amount of assets of the Company as of the end of the quarter preceding the month when the deal was made or 1,200 minimal wages, or the deal and (or) a number of interrelated deals envisage placement of voting shares in the Company or other securities convertible into voting shares in the Company, making up 1 or more percent of the voting shares the Company placed earlier.

3.15. The Company shall publish a notice of any of the facts specified in Clause 3.14 in the "Supplement to the Bulletin of the Federal Securities Market Commission" within 5 business days after the emergence of the respective fact.

IV. ACQUISITION OF 30 OR MORE PERCENT OF COMMON SHARES IN THE COMPANY

4.1. A person who intends independently or in cooperation with an affiliated company(s) to purchase 30 or more percent of the common shares that have been placed in a Company that has more than 1,000 shareholders, taking into account the number of shares belonging to that person, as well as each 5 in excess of the 30 percent of the placed common shares in such a Company, shall give a written notice to the Company of the intention to buy these shares not earlier than 90 days in advance and not later than 30 days in advance.

4.2. In the event the Company received a notice specified in Clause 3.1 of these Provisions, the Board of Directors shall inform shareholders of the consequences that the acquisition of shares in the Company may have. The opinion of the Board of Directors on the takeover shall be given to all shareholders in the Company in accordance with the procedure set for notices of the holding of a general meeting of shareholders. The notice shall be given before the proposed date of the acquisition, so as to allow shareholders to make weighed decisions on selling shares that belong to them or to choose some other option.

4.3. The Board of Directors shall be entitled to check the compliance of any person who intends independently or in cooperation with an affiliated company(s) to purchase 30 or more percent of common shares in the Company that have been placed with the antimonopoly law.

4.4. A person who independently or in cooperation with an affiliated company(s) has purchased 30 or more percent of placed common shares in a Company that has over 1,000 holders of common shares, taking into account the number of shares that belong to that person, shall, within 30 days after the date of the acquisition, offer shareholders to sell their common shares in the Company and issued securities convertible into common shares to that person at the market price, which shall not be lower than their weighted-average price over the six months preceding the date of their purchasing.

4.5. The proposal on selling shares shall be sent to the Company. The corporate secretary of the Company shall deliver the proposal to all shareholders in the Company at the expense of the Company in accordance with the procedure set for giving notices on holding a general meeting of shareholders.

4.6. The proposal to shareholders on purchasing shares from them shall contain information on the person who purchased common shares in the Company (the name or corporate name, the address or location) and shall specify the number of common shares that this person had purchased, the share price offered to shareholders, the deadline for the purchasing of the shares and payment for them.

4.7. A shareholder shall be entitled to accept the offer for purchasing shares during not more than 30 days after the receipt of the offer. In the event a shareholder accepts the proposal on purchasing shares, such shares shall be purchased and paid for during not more than 15 days after the date of acceptance of the respective offer by the shareholders.

4.8. Shareholders at their general meeting can make a decision to exempt a person who independently or in cooperation with an affiliated company(s) has purchased 30 or more percent of the placed common shares in the Company from the obligation to offer shareholders to sell their common shares in the Company to this person. This resolution of the general meeting shall be made by a majority of votes of holders of voting shares who participate in the general meeting, except for votes that belong to shares held by the person specified in this clause and this person's affiliated companies.

4.9. The Company shall notify the registering body responsible for state registration of issues of securities of the Company on the acquisition of 5 percent of the shares in the Company by any person, on changes of such a block of shares whose scale is divisible by 5 percent, as well as on the emergence of a person holding more than 25 percent of the Company's issued securities of any specific kind on the Company's register.

4.10. The Company shall publish a notice of facts specified in Clause 4.9 of these Provisions in the "Supplement to the Bulletin of the Federal Securities Market Commission" within 5 business days after the emergence of the respective fact.

V. INCREASE IN THE AUTHORIZED CAPITAL

5.1. The authorized capital of the Company can be increased through increasing the face value of shares or the placement of additional shares.

5.2. A decision to increase the authorized capital of the Company through increasing the face value of shares shall be made by shareholders at their general meeting.

5.3. A decision to increase the authorized capital of the Company through the placement of additional shares shall be made by the Board of Directors (the Supervisory Board) of the Company unanimously, and the votes of members of the Board of Directors (the Supervisory Board) who had been excluded from the Board of Directors (the Supervisory Board) shall not be taken into account.

5.4. Placement of shares (issued securities in the Company, convertible into shares) by means of closed subscription shall be conducted only on the basis of a resolution of the general meeting of shareholders on increasing the authorized capital of the Company through the placement of additional shares (on the placement of issued securities of the Company, convertible into shares), supported by a majority of three fourths of the holders of voting shares who participate in the general meeting of shareholders, unless the Company's Articles of Association provide for a larger number of votes for making this decision.

5.5. Placement of common shares by means of open subscription, which make up more than 25 percent of earlier placed common shares, shall be conducted only on the basis of a resolution of the general meeting of shareholders, supported by a majority of three fourths of the votes of the holders of voting shares who participate in the general meeting of shareholders, unless the Company's Articles of Association provide for a larger number of votes for making this decision.

5.6. Placement of issued securities convertible into common shares, which can be converted into common shares that make up more than 25 percent of earlier placed common shares shall be conducted only on the basis of a resolution of the general meeting of shareholders, supported by a majority of three fourths of the votes of the holders of voting shares who participate in the

general meeting of shareholders, unless the Company's Articles of Association provide for a larger number of votes for making this decision.

5.7. Additional shares can be placed by the Company only within the declared number of shares, set by the Company's Articles of Association.

A decision on increasing the authorized capital of the Company through issuing additional shares can be made by the general meeting of shareholders along with the decision on adding provisions on declared shares, required for making such a decision, or making amendments to the provisions on declared shares to the Company's Articles of Association.

5.8. The resolution on increasing the authorized capital of the Company through the issuing of additional shares shall define the number of additional common and preference shares of each type to be placed within the limits of the number of declared shares of this category (type), the method of placement, the price of placement of additional shares to be placed through subscription or a procedure for setting it, including the placement price or a procedure for setting the placement price of the additional shares for shareholders having the preferential right to purchase the shares to be placed, the form of payment for additional shares to be placed through subscription. Other placement conditions may also be defined.

5.9. An increase in the Company's authorized capital by means of placement of additional shares can be conducted at the expense of the Company's property. An increase in the Company's authorized capital through increasing the face value of shares shall be conducted exclusively at the expense of the Company's property.

In the event of an increase in the Company's authorized capital at the expense of the Company's property, the Company shall place additional shares though distributing them among shareholders. Each shareholder shall be assigned shares of the same category (type) as shares that this shareholder owns, proportionally to the number of shares held by this shareholder. An increase in the authorized capital of the Company at the expense of its property through placement of additional shares, which results in the emergence of fractional shares, shall not be allowed.

The amount by which the authorized capital of the Company is increased at the expense of the Company's property shall not exceed the difference between the value of the Company's net assets and the amount of the authorized capital and the reserve fund of the Company.

5.10. The Company shall notify the registering body responsible for state registration of issues of securities of the Company of any decision to increase the authorized capital of the Company and shall publish a notice of the decision made in the "Supplement to the Bulletin of the Federal Securities Market Commission" within 5 business days after the decision was made.

VI. DECREASE IN AUTHORIZED CAPITAL

6.1. The authorized capital of the Company can be decreased through decreasing the face value of shares or a reduction in their total number, including purchasing of some part of the shares for the purpose of their redemption.

6.2. The Company shall not be entitled to decrease its authorized capital, if such a decrease would make it smaller than the minimum amount of the authorized capital set as of the date of submission of documents for the registration of the respective amendments to the Company's Articles of Association.

6.3. A decision to decrease the authorized capital of the Company through decreasing the face value of shares or through purchasing some part of the shares to reduce their total number shall be made by shareholders at a general meeting.

6.4. Shares purchased by the Company on the basis of a decision to reduce the authorized capital of the Company through purchasing shares for the purpose of reducing their total number shall be redeemed as they as purchased.

6.5. The authorized capital can be decreased on the basis of a decision by the general meeting of shareholders to reduce the authorized capital through the redemption of shares reassigned to the Company under the following circumstances:

- Shares that had been reassigned to the Company because they were not fully paid for by the founder within the designated term have not been sold for one year after the date of their purchasing by the Company;
- Shares bought out by the Company at the request of shareholders have not been sold for one year after the date when they were bought out (except for buying out of shares in the event of making a decision to reorganize the Company);
- Shares bought by the Company in accordance with Clause 2 of Article 72 of the Federal Law "On Joint-Stock Companies" have not been sold for one year after the date of their purchasing.

6.6. The authorized capital of the Company shall be decreased through the redemption of a part of the shares on the basis of a resolution of a general meeting of shareholders on the reorganization of the Company under the following circumstances:

- Circumstances specified in Paragraph 1 of Clause 6 of Article 76 of the Federal Law "On Joint-Stock Companies;"
- The Company is reorganized in the form of separation by means of redemption of converted shares.

6.7. Within 30 days after the date of making a decision to decrease the authorized capital, the Company shall notify creditors of the Company of the decrease in the authorized capital of the Company and its new amount in writing, and shall publish a notice of the decision made in a periodical designated for the publication of data on state registration of legal entities. Creditors of the Company shall be entitled to require ending or fulfillment of the respective liabilities of the Company ahead of schedule and compensations for their losses within 30 days after the date when the notice was given to them or within 30 days after the date of publication of the notice of the decision made.

6.8. State registration of changes in the Company's Articles of Association, dealing with a decrease in the Company's authorized capital, shall be conducted if there is proof of a notification to creditors.

6.9. In the event of a decrease in the authorized capital, the Company shall observe the restrictions set by federal law.

6.10. The Company shall notify the registering body responsible for state registration of issues of securities of the Company on making a decision to decrease the Company's authorized capital and shall publish a notice about a decision made in the "Supplement to the Bulletin of the Federal Securities Market Commission" within 5 business days after the decision is made.

VII. AMENDMENTS TO THE ARTICLES OF ASSOCIATION OF THE COMPANY

7.1. Changes and amendments to the Articles of Association of the Company shall be made and a new version of the Company's Articles of Association shall be approved on the basis of a resolution of the general meeting of shareholders, except for circumstances specified in Clauses 7.2 - 7.4 of this article.

7.2. Changes and amendments to the Company's Articles of Association, following the placement of shares in the Company, including changes related to an increase in the authorized capital of the Company, shall be made on the basis of a decision by the Board of Directors (the Supervisory Board) of the company and a registered report on the results of the issue of shares. In the event that the authorized capital of the Company is increased through the issue of additional shares, the authorized capital shall be increased by the sum of the face values of placed additional shares, and the number of declared shares of specific categories and types shall be decreased by the number of additionally issued shares of these categories and types.

7.3. Changes and amendments to the Company's Articles of Association, related to a decrease in the Company's authorized capital by means of purchasing shares in the Company for the purpose of their redemption, shall be made on the basis of a resolution of a general meeting of shareholders on such a decrease and a report on the results of purchasing of the shares, approved by the Board of Directors (the Supervisory Board). In such an event the Company's authorized capital shall be decreased by the sum of the face values of the shares redeemed.

7.4. Changes in the Company's Articles of Association, dealing with the founding of branches, the opening of offices of the Company and their liquidation, shall be made on the basis of a decision by the Board of Directors (the Supervisory Board) of the Company.

7.5. Changes and amendments to the Company's Articles of Association or a new version of the Articles of Association shall be subject to registration with the body responsible for state registration of legal entities, in accordance with the procedure for state registration of legal entities, set by federal law.

7.6. Changes and amendments to the Company's Articles of Association or a new version of the Company's Articles of Association shall come into force for third persons beginning at the moment of their state registration.

7.7. Holders of voting shares shall be entitled to require the Company to buy out all or some part of the shares that belong to them in the event of any changes and amendments to the Company's Articles of Association or the approval of a new version of the Company's Articles of Association that limit their rights, on the condition that they had voted against the respective resolution or abstained from the voting on this issue. Shares shall be bought out by the company at the request of shareholders in accordance with the procedure set by the Federal Law "On Joint-Stock Companies."

7.8. The Company shall notify the registering body responsible for state registration of issues of securities of the Company of the adoption of a resolution on changes and (or) amendments to the Articles of Association by shareholders at their general meeting, including changes dealing with the type of the Company, the rights of holders of preference shares, the reassignment of the right to make decisions on changes and amendments to the Company's Articles of Association, related to an increase in the Company's authorized capital, to the Board of Directors, of adding provisions dealing with declared shares or any changes and amendments to such provisions, of setting a limit on the number of shares that belong to one shareholder and their total face value, as well as on the maximum number of votes that can be assigned to one shareholder.

7.9. The Company shall publish a notice of making a decision specified in Clause 7.8 of these Provisions in the "Supplement to the Bulletin of the Federal Securities Market Commission" within 5 business days after the date of making of such a decision.

VIII. REORGANIZATION OF THE COMPANY

8.1. The Company can be voluntarily reorganized in accordance with the procedure specified in the Federal Law "On Joint-Stock Companies." Other grounds and a procedure for reorganizing the Company are determined by the Civil Code of the Russian Federation and other federal laws.

8.2. The decision on reorganization shall be made by shareholders at their general meeting and shall be supported by three fourths of the votes of holders of voting shares who participate in the general meeting of shareholders. The question of the reorganization can be added to the agenda only on the basis of a resolution approved by a majority of three fourths of the votes of members of the Board of Directors, and the votes of members of the Board of Directors who had been excluded from the Board of Directors shall not be taken into account.

8.3. Reorganization of the Company can be in the form of merger, incorporation, division, separation and transformation.

8.4. The property of companies to be founded as a result of reorganization shall be formed exclusively at the expense of the property of reorganized companies.

8.5. The Company shall be considered reorganized beginning at the moment of state registration of the newly founded legal entities, except for reorganization in the form of incorporation.

During the reorganization of the Company in the form of incorporation of another company into it, the former company shall be considered reorganized beginning the moment of making a record on the ending of the operations of the incorporated company on the unified state register of legal entities.

8.6. State registration of companies emerging as a result of the reorganization shall be conducted and the record on the ending of operations of the reorganized companies shall be made in accordance with the procedure set in federal law.

8.7. Not more than 30 days after the date of making a decision to reorganize the Company (in the event the Company is reorganized in the form of a merger or incorporation, the reference date shall be the date when the respective decision was made by the last one of the Companies involved in the merger or incorporation), the Company shall notify creditors of the Company of it in writing and shall publish a notice of the decision made in a periodical designated for publication of data on state registration of legal entities. Creditors of the Company shall be entitled to make a written request for the ending or fulfillment of the respective liabilities of the Company ahead of schedule and compensations for their losses within 30 days after the date when the notices were given to them or for 30 days after the date of publishing of the notice of the decision made.

State registration of the Company founded as a result of the reorganization shall be conducted and a record on ending the operations of the reorganized Company shall be made, if the fact of notifying creditors in accordance with the procedure set in this clause is proven.

If the dividing balance-sheet or the agreement on reassignment do not allow for determining the successor of the reorganized Company, legal entities founded as a result of the reorganization shall be solely responsible for any liabilities of the reorganized Company to its creditors.

8.8. Holders of voting shares shall be entitled to require the Company to buy out all or some part of their shares in the event of the reorganization of the Company, on the condition that they had voted against the decision on the reorganization or abstained from voting on this issue. The Company shall buy out shares at the request of shareholders in accordance with the procedure set by the Federal Law "On Joint-Stock Companies."

8.9. The Company shall notify the registering body responsible for state registration of issues of securities of the Company of any reorganization of the Company, its subsidiaries and affiliates.

8.10. The Company shall publish a notice of facts specified in Clause 8.8 of these Provisions in the "Supplement to the Bulletin of the Federal Securities Market Commission" within 5 business days after the emergence of the respective fact.

IX. LIQUIDATION OF THE COMPANY

9.1. The Company can be liquidated voluntarily in accordance with the procedure set by the Civil Code of the Russian Federation, taking into account the requirements set in the Federal Law "On Joint-Stock Companies" and the Articles of Association of the Company. The Company can be liquidated on the basis of a court order for reasons specified in the Civil Code of the Russian Federation.

Liquidation of the Company shall lead to its closure without any reassignment or rights and liabilities to any successor.

9.2. In the event of a voluntary liquidation of the Company, the Board of Directors (the Supervisory Board) of the Company to be liquidated shall make a decision to include the question of liquidation of the Company on the agenda of a general meeting of shareholders. The resolution of the Board of Directors shall be approved by a majority of three fourths of the votes

of members of the Board of Directors, and the votes of members of the Board of Directors who had been excluded from the Board of Directors shall not be taken into account.

A decision to liquidate the Company and to form a liquidation commission shall be made by shareholders at the general meeting and shall be supported by a majority of three fourths of the votes of holders of voting shares who participate in the general meeting of shareholders.

9.3. At the moment of the formation of the liquidation commission, all the authority to manage the Company's operations shall be reassigned to it. The liquidation commission shall represent the Company to be liquidated in court.

9.4. The liquidation commission shall publish a notice about the liquidation of the Company, and the procedure and deadlines for its creditors to make claims in periodicals where data on the registration of legal entities is published. The term for creditors to make claims shall not be less than two months after the date of publishing the notice of the Company's liquidation.

9.5. In the event the Company has no liabilities to creditors at the moment of liquidation, its property shall be distributed between shareholders in accordance with Article 23 of the Federal Law "On Joint-Stock Companies."

9.6. The liquidation commission shall make efforts to identify creditors and to claim any accounts due from customers and shall notify creditors of the liquidation of the Company in writing.

9.7. As the term for creditors to make claims ends, the liquidation commission shall prepare an interim liquidation balance-sheet, containing data on the composition of property of the Company to be liquidated, claims made by creditors and the results of their consideration. The interim liquidation balance-sheet shall be approved by shareholders at the general meeting.

9.8. In the event the amount of money that the Company to be liquidated has is not enough to fulfill the claims of its creditors, the liquidation commission shall sell other property of the Company at public auction in accordance with the procedure set for the execution of court orders.

9.9. Payments due to creditors of the Company to be liquidated shall be made by the liquidation commission in accordance with the tiers of creditors determined by the Civil Code of the Russian Federation on the basis of the interim liquidation balance-sheet from the date of its approval, except for fifth-tier creditors, to which payments shall be made one month after the date of approval of the interim liquidation balance-sheet.

9.10. As payments to creditors are completed, the liquidation commission shall prepare a liquidation balance-sheet, which shall be approved by shareholders at their general meeting.

Any outstanding property left after the completion of payments to creditors of the Company to be liquidated shall be distributed by the liquidation commission between shareholders in accordance with Article 23 of the Federal Law "On Joint-Stock Companies."

9.11. Liquidation of the Company shall be considered completed, and the Company shall be considered closed beginning at the moment of making a respective record on the unified state register of legal entities by the state registering body.

X. FOUNDING OF A SUBSIDIARY

10.1. The Company shall be entitled to found subsidiaries.

10.2. The Company shall notify the antimonopoly body of the founding of a commercial organization within 45 days after the day of state registration of this commercial organization.

10.3. The Company shall be entitled to seek the antimonopoly body's approval of the founding of a commercial organization before making a decision to found this commercial organization.

10.4. Petitions and notices shall be submitted to the antimonopoly body in accordance with the procedure set by the Law of the Russian Soviet Federal Socialist Republic of March 22, 1991 No. 948-I "On Competition and Limitation of Monopolistic Activities on Commodity Markets."

10.5. The Company shall notify the registering body responsible for state registration of issues of securities of the Company of changes in the list of legal entities which the issuer has a stake in and shall publish the respective notice in the "Supplement to the Bulletin of the Federal Securities Market Commission" within 5 business days.

XI. ELECTION OF PERSONS TO EXECUTIVE BODIES AND THE BOARD OF DIRECTORS OF THE COMPANY

11.1. The Company shall notify the antimonopoly body of the election of any individuals to its executive bodies, the Boards of Directors (the Supervisory Boards) of the Company within 45 days after their election.

11.2. The notice shall be given to the antimonopoly body in accordance with the procedure set by the Law of the Russian Soviet Federal Socialist Republic of March 22, 1991 No. 948-I "On Competition and Limitation of Monopolistic Activities on Commodity Markets."

11.3. The Company shall notify the registering body responsible for state registration of issues of securities of the Company of changes in the list of persons who are members of the Company's managerial bodies and shall publish the respective notice in the "Supplement to the Bulletin of the Federal Securities Market Commission" within 5 business days.

EXHIBIT28

APPROVED
by a decision of the Board of Directors
of the RBC Information Systems Public Company
Minutes No № 20 as of March 7, 2003
Chairman of the Board of Directors

____________________/G.V. Kaplun

Provisions on dividends of the RBC Information Systems Public Company

Moscow

2003

CONTENTS:

1. GENERAL PROVISIONS

1.1. These Provisions on Dividends (hereinafter referred to as the Provisions) were developed under current legislation, recommendations of the Corporate Governance Code, the Articles of Association and internal documents of the RBC Information Systems Public Company (hereinafter referred to as the Company).

1.2. The Provisions determine conditions for paying dividends and their minimal amount, the procedure of dividend payment, and the mechanism of determining the part of profits allocated for paying dividends.

1.3. These Provisions are aimed at informing shareholders and other interested persons about the Company's dividend policies.

1.4. These Provisions are approved by a decision of the Board of Directors of the Company made by the majority of votes of its members who participated in the meeting or voted via absentee ballot.

1.5. Additions and amendments to these Provisions can be made by a decision of the Board of Directors of the Company made by the majority of votes of its members who participated in the meeting or voted via absentee ballot.

1.6. If some articles hereto conflict with the current legislation of the Russian Federation or the Articles of Association of the Company, these articles are made null and void. Regarding issues regulated by these articles one should refer to the current legislation of the Russian Federation until corresponding amendments are made hereto.

1.7. These Provisions are available for all interested persons at 78-1, Profsoyuznaya Street, Moscow, 117393. The electronic version of the Provisions is placed on the corporate web-site of the Company on the Internet at www.rbcinfosystems.ru.

1.8. The Investor Relations Officer is Natalia Borisovna Makeeva, tel.: (095) 363-11-11.

2. THE NOTION OF DIVIDEND POLICIES

2.1. Dividend policies are policies of the Company for its profit allocation. The Company's dividend policies are formed by the Board of Directors and determine the shares of profits to be paid to shareholders as dividends, to remain as retained profits, and/or to be reinvested.

2.2. Working out dividend policies is an important task for the Board of Directors due to its influence on the structure of the capital and financing of the Company.

2.3. Dividend policies as a part of the general financial strategy of a joint-stock company comprise the optimization of proportions between the consumed and capitalized parts of its received profits aiming at contributing to the growth of market value of its shares. Dividend policies considerably influence a company's position on the capital market, for example, the dynamics of its share prices.

2.4. A dividend is a part of the Company's net profits distributed among its shareholders taking into account the amount of shares of a corresponding category and type they hold. Dividends are a money income to shareholders.

2.5. The Company has the right to make a decision on (announce) the payment of dividends on floated shares after the first quarter, six months, nine months, and one financial year, unless otherwise stated by the Federal Law as of December 26, 1995, No 208-FZ on Joint-Stock Companies (hereinafter referred to as the Federal Law on Joint-Stock Companies)

2.6. Making a decision on paying dividends on shares of any category and type is a right, and not a liability, of the Company. The general shareholders' meeting has the right to make a decision on non-payment of dividends on shares of specific categories (types) or not to make a decision on paying dividends.

2.7. The payment of announced dividends is the liability of the Company. The Company is responsible to its shareholders for non-fulfillment of this liability under the current legislation of the Russian Federation.

2.8. The dividend policies of the Company for the next few years suggest allocating the major part of net profits for the Company's development.

2.9. If some issues connected with dividend payment to the shareholders of the Company are not regulated by the Federal Law on Joint-Stock Companies, other legal acts of the Russian Federation, the Articles of Association of the Company, and these Provisions, they shall be settled based on the necessity to provide for the rights and interests of shareholders.

3. THE PROCEDURE OF CALCULATING DIVIDENDS

3.1. A dividend is set in Russian rubles per common share.

3.2. While calculating the amount of a dividend per share, the total amount of net profits allocated for dividend payment on common shares of the Company is divided by the total number of floated fully paid common shares of the Company, except for the shares on the balance of the Company.

3.3. The amount of dividends per shareholder is calculated via multiplying a dividend per one share by the number of fully paid common shares held by a shareholder.

3.4. The final dividend is calculated based on the volume of profits for a year.

3.5. If interim dividends were paid during the year, the amount of interim dividends is subtracted from the amount of a year dividend announced at the general shareholders' meeting while calculating the volume of dividends due to shareholders for a year.

3.6. A decision of the general shareholders' meeting can set the percentage of the Company's net profits annually allotted for dividend payment.

4. MAKING A DECISION ON ANNOUNCING DIVIDENDS

4.1. The Company has the right to make a decision on (announce) the payment of dividends on floated shares after the first quarter, six months, nine months, and a financial year

4.2. A decision on payment (announcement) of dividends on floated shares after the first quarter, six months, and nine months of a financial year can be made during three months after a corresponding period is over. A decision on payment (announcement) of dividends including their amount and the means of payment on every category (type) of shares is made by the general shareholders' meeting on a recommendation of the Board of Directors.

4.3. A decision on the volume of dividends, the means and term of their payment, recommended to the general shareholders' meeting, is made by three fourths of the votes of the Board of Directors at a meeting devoted to preliminary adoption of the procedure of the Company's profit/loss distribution for a financial year. The amount of dividends cannot exceed the volume recommended by the Board of Directors of the Company.

4.4. A decision on announcing annual dividends or non-payment of dividends is made by the general shareholders' meeting as a part of a decision on the way of the Company's profit/loss distribution for a financial year or as a decision on a specific issue on the agenda of the general shareholders' meeting.

4.5. A decision on dividend payment should determine:

- a category and type of shares on which dividends are announced;
- the amount of a dividend per share of a specific category and type;
- the payment term;
- the means of payment.

4.6. A dividend is announced taxes levied from shareholders not taken into account.

5. LIMITATIONS FOR DIVIDEND PAYMENT

5.1. The Company does not have the right to make a decision on (announce) dividend payment on shares in the following events:

- before the share capital of the Company is paid in full;
- before all shares which are to be redeemed under Article 76 of the Federal Law on Joint-Stock Companies are redeemed;
- if as of the date of making such decision the Company demonstrates the signs of insolvency (bankruptcy) under Russian legislation on insolvency (bankruptcy) or if these signs will appear after paying dividends;
- if as of the date of making such decision the value of the Company's net assets is less than its share capital, reserve fund and the excess of the liquidation value of floated preferred shares, set by the Articles of Association, over the par value, or it will be less due to making such decision;
- in other cases stipulated by the legislation of the Russian Federation.

5.2. The Company does not have the right to pay announced dividends on shares in the following events:

- if as of the date of payment the Company demonstrates the signs of insolvency (bankruptcy) under Russian legislation on insolvency (bankruptcy) or if these signs will appear after paying dividends;
- if as of the date of payment the value of the Company's net assets is less than its share capital, reserve funds and the excess of the liquidation value of floated preferred shares, set by the Articles of Association, over the par value, or it is less due to making such a decision;
- in other cases stipulated by the legislation of the Russian Federation.

5.3. After the circumstances, mentioned in this provision, cease to exist, the Company shall pay announced dividends to shareholders according to the legislation of the Russian Federation in a reasonable term.

6. THE LIST OF PERSONS ENTITLED TO RECEIVE DIVIDENDS

6.1. For every dividend payment the Registrar of the Company compiles a list of persons entitled to receive dividends, by order of the Company.

6.2. The list of persons entitled to receive dividends is compiled after a decision on announcing dividends is made when categories and types of shares on which they are to be paid are determined. This list is compiled as of the date of compiling a list of persons who have the right to participate in the general shareholders' meeting at which a decision on payment of corresponding dividends is made.

6.3. The list of persons entitled to receive dividends includes persons registered in the registrar system (except for nominee shareholders) and persons on whose behalf a nominee shareholder holds shares, as of the date of compiling the list. For compiling the list of persons entitled to receive dividends a nominee shareholder provides information about persons on whose behalf he holds shares, as of the date of compiling the list.

6.4. If one share is held by several persons a dividend is distributed among them in proportion to their shares in the value of the share, unless otherwise stipulated by an agreement among these persons or a power of attorney.

7. THE TERMS AND MEANS OF DIVIDEND PAYMENT

7.1. The term of dividend payment is set by the general shareholders' meeting.

7.2. The term of annual dividend payment is set until December 31 of the year when a decision on annual dividend payment is made, unless otherwise arranged by a decision on dividend payment.

7.3. The term of interim dividend payment cannot be earlier than 30 days and later than 60 days after a decision on dividend payment is made.

7.4. The Company continues paying the announced dividends on the shares whose holders have not received calculated dividends in the term set by paragraphs 7.1 and 7.3 (unclaimed dividends). The term of paying unclaimed dividends cannot be less than three years. No interest is accrued on unclaimed dividends.

7.5. According to the Articles of Association of the Company, a dividend is paid in cash and (or) in securities.

8. THE PROCEDURE OF DISTRIBUTION OF DIVIDENDS

8.1. Dividends are not distributed and are not paid on shares which:

- are not outstanding (not floated);
- are purchased on the balance of the Company;
- are redeemed on the balance of the Company:
- are received at the Company's disposal due to non-compliance to liabilities for their purchase by a purchaser;
- in other cases stipulated by the current legislation of the Russian Federation.

8.2. The sum of dividends distributed to one shareholder is set separately for every category and type of shares via multiplying a dividend on one share by the number of shares held by a shareholder.

8.3. The sum of dividends distributed on every category and type of shares which includes a fractional part of a kopeck, is rounded off under the rules of mathematics to a whole kopeck.

8.4. In the event fractional shares occur at the Company, the Company will follow the current legislation of the Russian Federation on fractional shares for determining the procedure of distributing and paying dividends on them.

9. ORGANIZATION OF DIVIDEND PAYMENT

9.1. The preparation, coordination and holding of all activities for organizing dividend payment by the Company, stipulated by these Provisions, are undertaken by the division of the Company, which is in charge of shareholder relations.

9.2. Any shareholder has the right to apply to the Company with a request to include/not to include him on the list of persons entitled to receive dividends, as well as a request on the procedure for the dividend calculation on shares, the procedure for dividend distribution and taxation, and the conditions for dividend payment. The Company shall prepare and provide a shareholder with a reply to his request within seven days.

9.3. The Company notifies all its shareholders on the amount of the announced dividend, the term and procedure of its payment via releasing this data in the Rossiyskaya Gazeta newspaper, and places this information on the corporate web-site of the Company on the Internet at www.rbcinfosystems.ru. The Company has the right to send a notice containing the data, mentioned above, to every person on the list of persons entitled to receive dividends, by registered mail or by serving the document to the mentioned persons.

9.4. The notice is to contain the following information:

- the name of the body, which has made the decision to pay dividends;
- the date of announcing dividends;
- the date of compiling the list of persons entitled to receive dividends;

- the amount of the dividend to be paid;
- the means of dividend payment;
- the date of dividend payment;
- the procedure of dividend payment, if paid in cash – the place where the payment is to be made;
- the notification that dividends are paid less the amount of a levied income tax.

9.5. The release of a notice about dividend payment is performed not later than 15 days after the date of dividend announcement.

9.6. The Company has the right to attract third organizations for dividend payment (hereinafter referred to as Payment Agents). The attraction of a Payment Agent by the Company does not discharge the Company from the liability to its shareholders for paying due dividends.

9.7. In the event a Payment Agent is attracted for paying dividends the Company is to make a contract with it, which comprises the rights and liabilities of both parties, their responsibility, and the settlement procedure under the contract.

9.8. A Payment Agent is selected by a decision of the General Director of the Company. The General Director has the right to organize a tender for a contract with a Payment Agent on the most favorable terms for the Company.

9.9. The Company shall notify shareholders by means stipulated in paragraph 9.3 hereto about the attracted Payment Agents, including their replacement and the expiry of their authority.

10. DIVIDEND PAYMENT

10.1. The Company is a tax agent while paying incomes to shareholders for the shares they hold. The Company calculates, deducts and transfers the sum of tax on dividends to the budget according to the procedure and in term stipulated by the current legislation of the Russian Federation.

10.2. Dividends are paid to shareholders less the sums deducted for taxes and other payments envisaged by the legislation of the Russian Federation.

11. THE RESPONSIBILITY OF THE COMPANY FOR PAYMENT OF ANNOUNCED DIVIDENDS

11.1. The Company is to pay dividends announced on every category (type) of shares.

11.2. Shareholders have the right to claim the payment of announced dividends through court if the Company fails to perform its duties.

EXHIBIT29

Approved
by a decision of the general meeting of shareholders
in OAO RBC Information Systems
Minutes No. 13 of June 03, 2003
General Director

___________________/Yury Rovensky

The Corporate Governance Code of OAO RBC Information Systems

Moscow
2003

I. General Provisions

1.1. This Corporate Governance Code of OAO RBC Information Systems (hereinafter referred to as the Code) has been developed in accordance with law of the Russian Federation, the Corporate Policies Code, recommended by the Federal Securities Market Commission of Russia, the generally accepted principles of corporate policies and the conditions of business of OAO RBC Information Systems (hereinafter referred to as the Company).
1.2. The Code is aimed at guaranteeing the efficient protection of rights and interests of shareholders by the Company, fair treatment of shareholders, the transparency of the process of making decisions, professional and ethical responsibility of members of the Board of Directors, other officers of the Company and shareholders, as well as at extending informational openness and developing a system of business ethical norms.
1.3. The Company shall follow the principles outlined in this Code in it business activities and shall make every reasonable effort to comply with these principles.

II. Main Principles of Corporate Governance

2.1. The principles of corporate governance, outlined in this chapter, are the basis for the formation, functioning and improvement of the corporate governance of the Company.
2.2. The practice of corporate governance of the Company shall meet the following requirements:

- Guarantee compliance with the ethical principles of business and the adoption of the best corporate governance practices for the Company's business activities;
- Give minor shareholders a real opportunity to exercise their rights, arising from their participation in the Company;
- Guarantee equal treatment of all shareholders;
- Support the execution of strategic control of the Company's business activities by the Board of Directors and efficient control of the Board of Directors of the activities of the Company's executive bodies, as well as the accountability of the Board of Directors to the general meeting of shareholders;
- Allow the Company's executive bodies to reasonably and honestly manage the current work of the Company and guarantee the accountability of these bodies to the Board of Directors of the Company and the general meeting of shareholders;
- Guarantee the prompt disclosure of information on the Company, including information on its financial status, economic indicators, the structure of ownership and management;
- Observe legal rights of interested persons, including employees of the Company, and create new jobs;
- Support active cooperation between the Company and interested persons, aimed at increasing the Company's assets and the price of shares and other securities of the Company;
- Guarantee efficient control of the Company's financial and commercial operations.

2.3. The Company shall be aware of the importance of improving corporate governance at its subsidiaries and affiliated companies and shall strive to maintain openness and transparency of these organizations, as well as to introduce the main principles of this Code in their business practices.

III. Structure of Corporate Governance at the Company

3.1. The Corporate Governance of the Company is a system of relations between shareholders in the Company, the Board of Directors, the General Director, the Audit and Compliance Committee, the auditor, employees, creditors, investors and government agencies.
3.2. The supreme managerial body of the Company is the general meeting of shareholders. Shareholders at the general meeting elect the Board of Directors, which the main authority to manage the Company is reassigned to. In order to establish the everyday management of the Company, the Board of Directors shall elect a General Director, who is the Chief Executive of the Company.

IV. Shareholders in the Company

4.1. As owners of shares in the Company, shareholders have specific rights with regard to the Company, whose observation and protection shall be guaranteed by the Board of Directors and the General Director of the Company.
4.2. The Company shall recognize the intrinsic right of a shareholder to take part in managing the Company. Shareholders are entitled to take part in managing the Company, first of all, through making decisions on the most important questions of the Company's business at the general meeting of shareholders.
In order to execute this right, the Company shall adopt "The Provisions on the General Shareholders' Meeting," which, in accordance with the law, shall guarantee the right of shareholders to request the summoning of a general meeting and to make suggestions with regard to the agenda of the meeting, the possibility of due preparation for participating in the general meeting of shareholders, as well as the possibility of executing the voting right for each shareholder. "The Provisions on the General Shareholders' Meeting" of the Company shall define the general schedule and the procedure for the general meeting of shareholders, which shall guarantee equal treatment of all shareholders.
4.3. The Company shall allow shareholders who participate in the general meeting to review information required for making grounded, weighed decisions on questions on the agenda of the general meeting. The volume of information and materials to be provided for shareholders shall be defined in The Articles of Association, The Provisions on the General Shareholders' Meeting and other internal provisions of the Company.
4.4. At an annual general meeting, shareholders shall hear reports by the Board of Directors and the executive bodies of the Company on the results of financial and commercial operations of the Company over the past financial year, shall participate in discussing these results and making decisions, when necessary.
4.5. Shareholders are entitled to use their shares freely within the limits of current law.
4.6. The rights of shareholders to their shares shall be protected. The system of recording rights to shares shall guarantee reliable recording of ownership rights to shares, as well as the possibility of unobstructed and fast reassignment of shares that belong to shareholders.
4.7. When choosing a registrar, the Company shall first of all take into account the reliability and efficiency of its work.
4.8. The right to receive dividends is an intrinsic right of a shareholder. The policy on dividends shall be determined by "The Provisions on Dividends" to be approved by the Board of Directors.
4.9. The Company shall give its shareholders a guaranteed opportunity to influence material transactions. This goal shall be achieved through the establishment of a transparent procedure, based on the adequate disclosure of information on consequences that such decisions can have on the Company. This procedure is defined in "The Provisions on Material Corporate Transactions."

V. Board of Directors of the Company

5.1. The Board of Director is a collegial managerial body of the Company, which is responsible for the general management of its business, except for decisions that shall be made exclusively by the general meeting of shareholders in the Company, in accordance with federal laws and The Articles of Association of the Company.
5.2. Members of the Board of Directors shall be elected by shareholders at the general meeting on an annual basis, in accordance with The Articles of Association of the Company.
5.3. The Board of Directors of the Company shall act on the basis of The Articles of Association, The Regulations of on the Board of Directors and other provisions of the Company.
5.4. The main goals of the work of the Board of Directors are as follows:

- Determinating the strategy of the Company's development and the priorities of the Company's business;
- Support for the execution and protection of rights of shareholdes and assistance in resolving corporate conflicts;
- An increase in the Company's market capitalization;
- Support for the disclosure of information about the Company;
- Execution of the efficient control of the Company's financial and commercial operations;
- Approval of internal control procedures;
- Control of the risk management system;
- Control of compliance with the principles of corporate governnace.

5.5. Members of the Board of Directors shall honestly and reasonably fulfill their duties in the interests of the Company and its shareholders.
5.6. The Board of Directors is headed by is Chairman. The Chairman of the Board of Directors is responsible for organizing the work of the Board of Directors.
5.7. The Board of Directors has formed commissions for the preliminary consideration of the most important issues within the limits of the authority of the Board of Directors: the Audit and Compliance Committee and the Compensation Committee.
5.8. In order to allow independent directors to have real influence on decisions made by the Board of Directors and to create conditions for the formation of a broad spectrum of opinions on questions to be discussed, independent directors shall make up not less than one fourth of the members of the Board of Directors.
5.9. Rights and responsibilities of members of the Board of Directors and the procedure for summoning and holding of meetings of the Board of Directors shall be determined by The Articles of Association and The Regulations of the Board of Director of the Company.

VI. General Director of the Company

6.1. The General Director as the Chief Executive of the Company shall be responsible for managing day-to-day operations of the Company.
6.2. The responsibilities of the General Director comprise all question of managing the Company's everyday operations, except for decisions to be made by the general meeting of shareholders and the Board of Directors of the Company.
6.3. The General Director shall organize the implementation of decisions made by the general meeting of shareholders and the Board of Directors of the Company.

6.4. The General Director shall be elected by the Board of Directors of the Company. The General Director shall report to the Board of Directors of the Company.
6.5. The General Director shall provide the Board of Directors with information on every important aspect of commercial operations on a regular basis, including information on the implementation of the Company's development strategy, the profitability rate of the Company and its subsidiaries, as well as reports on the fulfillment of financial and commercial plans and programs of the Company.
6.6. The work of the General Director of the Company shall be regulated by The Articles of Association of the Company and other provisions of the Company.

VII. Audit and Compliance Committee of the Company

7.1. The Audit and Compliance Committee is a body controlling the financial and commercial operations of the Company, its bodies, officers, departments and services, divisions, offices, subsidiaries and other separate branches.
7.2. The work of the Audit and Compliance Committee of the Company shall be regulated by The Articles of Association and The Provisions on the Audit and Compliance Committee.
7.3. When choosing candidates for members of the Audit and Compliance Committee, shareholders in the company shall thoroughly analyze the professional qualifications of the candidates.
7.4. The Audit and Compliance Committee shall audit the results of the Company's financial and commercial operations on an annual basis. An emergency check (audit) of the Company's financial and commercial operations can also be conducted. Both a specific transaction and commercial operations over a specific period of time can be checked during an emergency audit.
7.5. The Audit and Compliance Committee shall submit reports on the results of checks (audits) of financial and commercial operations of the Company to the Board of Directors on an annual basis, as well as conclusions that either confirm or deny the accuracy of data included in the Company's annual report and the annual accounting records of the Company. The conclusions of the Audit and Compliance Committee shall be reported to shareholders in the Company at the annual general meeting of shareholders.
7.6. In its work the Audit and Compliance Committee shall not refer to opinions or instructions of any officers of the Company and shall act independently.

VIII. Auditor of the Company

8.1. For the purpose of executing control of the Company's financial and commercial operations, the law provides for the engagement of an independent auditing organization (an auditor).
8.2. The auditor of the Company shall be approved by shareholders at the general meeting on the basis of recommendations of the Board of Directors of the Company.
8.3. The auditor shall be objective and shall maintain its independence in relations with the executive bodies and officers of the Company, its shareholders and members of the Board of Directors of the Company.
8.4. The auditor of the company shall check the compliance of the financial records of the company with Russian and international accounting standards.

IX. Informational Openness of the Company

9.1. The Company shall recognize the importance of providing shareholders and other interested persons with accurate and objective information about the Company.
9.2. The main principles of the disclosure of information about the Company shall be regularity and promptness of its provision; accessibility of this information to shareholders and other

interested persons; accuracy and completeness of information; maintenance of a reasonable balance between the Company's openness and the protection of its commercial interests; fulfillment of the confidentiality rules for information that constitutes a business or commercial secret; and control of the use of insider information.
9.3. Neutrality of information to be disclosed shall be guaranteed, i.e. no preference can be given to the interests of specific groups of recipients of information over other groups of recipients. Information shall not be considered neutral if the selection of its content or form is aimed at achieving specific results or consequences.
9.4. The Company's information policy shall allow free and uncomplicated access to information about the Company.
9.5. The Company shall adopt "The Provisions on Information Policies" to define documents and information that shall be subject to disclosure and shall be provided for shareholders and potential investors, as well as the procedure for their provision and publication.
9.6. The Company's policies on public relations shall be aimed at establishing regular and full-fledged exchange of information between investors and the Company with the use of all modern means of communication and mass media, including electronic means.
9.7. The Company shall publish information on its work on the corporate site on the Internet at www.rbcinfosystems.ru.
9.8. The Company shall not bear unjustified costs in connection with maintaining the conditions for corporate communications, specified in this Code.

X. Concluding Provisions

10.1. This Code shall be approved by shareholders of the Company at a general meeting.
10.2. This Code can be changed or amended on the basis of decisions by the general meeting of shareholders of the Company.
10.3. Any interested persons can review this Code in the office whose address is 78 Profsoyuznaya St., Building 1, Moscow 117393. An electronic version of the Code is displayed on the Company's corporate site on the Internet at www.rbcinfosystems.ru.
10.4. The execution of the Corporate Governance Code is supported by the following documents:
The Provisions on the General Shareholders' Meeting
The Regulations of the Board of Directors
The Provisions on the Audit and Compliance Committee
The Provisions on the Information Policies
The Provisions on Dividends
The Provisions on Material Corporate Transactions.

EXHIBIT30

APPROVED
by minutes of the meeting
of the Board of Directors No. 34,
dated December 7, 2004

AMENDMENTS TO ARTICLES OF ASSOCIATION

of RBC Information Systems Open Joint Stock Company

(included in the Unified State Register of Legal Entities on October 31, 2002, state registration number 1027700381851)

ARTICLE 7.
Authorized capital
Shares placed and authorized
Subparagraphs 7.1. and 7.2. shall be amended to read as follows:

"7.1. The Company's authorized capital shall total RUR115,000 (One hundred and fifteen thousand rubles), divided into 115,000,000 (One hundred and fifteen million) common registered shares, with a par value of RUR0.001 each.

7.2. The Company shall have the right to issue 15,000,000 (Fifteen million) common registered shares, with a par value of RUR0.001 each (shares authorized), in addition to the shares placed."

Director General
OAO RBC Information Systems

Yury Rovensky

EXHIBIT31

Appendix
to the Annual Report
of OAO RBC Information Systems

Composition and form of provision of information with regard to compliance with the Code of Corporate Conduct in the joint-stock company's annual report

No.	Provisions of the Code of Corporate Conduct	Compliance/non-compliance	Notes
1	2	3	4
General meeting of shareholders			
1	Notification to shareholders of a general meeting of shareholders not less than 30 days prior to the date of the meeting, regardless of issues on the agenda, unless the law provides for a longer period	Not fulfilled	The company is preparing amendments to the Articles of Association
2	Provision of access for shareholders to the list of persons eligible for participation in the general meeting of shareholders, from the date of the notice of summoning the general meeting of shareholders to the date of closing of the general meeting of shareholders, or (in the event of voting by absentee ballots) until the deadline for submitting voting ballots	Fulfilled	Article 21 of the Provisions on the General Meeting of Shareholders
3	Possibility for shareholders to receive information (materials) to be disclosed during preparation of a general meeting of shareholders in electronic form, specifically, via the Internet	Fulfilled	Clause 13.13 of the Articles of Association, Article 27 of the Provisions on the General Meeting of Shareholders
4	Possibility for shareholders to add an issue to the general meeting's agenda, or to request the calling of a general meeting of shareholders without submitting an abstract from the register of shareholders, if shareholders' rights to shares are recorded on the system for keeping the register of shareholders; and if shareholders' rights are recorded on a DEPO account, a statement of the DEPO account should be enough to execute the above-mentioned right	Fulfilled	Article 6 of the Provisions on the General Meeting of Shareholders
5	The Articles of Association or the joint-stock company's provisions stipulating an obligation to attend a general meeting of shareholders for the General Director, members of the Executive Board, members of the Board of Directors, members of the Audit Commission and the Auditor of the joint-stock company	Partially fulfilled	Article 2.2 of the Provisions on the Audit Commission
6	The candidates' obligatory presence during the discussion of questions relating to the election of members of the Board of Directors, the General Director, members of the Executive Board, members of the Audit Commission and also the approval of the Auditor of the joint-stock company	Partially fulfilled	

7	The joint-stock company's provisions stipulating a procedure for registration of participants of a general meeting of shareholders	Fulfilled	Articles 39-41 of the Provisions on the General Meeting of Shareholders
Board of Directors			
8	The Articles of Association of the joint-stock company shall stipulate the Board of Directors' right to approve the joint-stock company's financial and commercial plan on an annual basis.	Fulfilled	Clause 14.2 of the Articles of Association
9	There shall be a procedure for risks management at the joint-stock company, approved by the Board of Directors.	Fulfilled	Article 31 of the Regulations of the Board of Directors
10	The joint-stock company's Articles of Association shall stipulate the Board of Directors' right to make a decision to suspend the authority of the general director, appointed by the general meeting of shareholders	Not fulfilled	The General Director is elected by the Board of Directors
11	The joint-stock company's Articles of Association shall stipulate the Board of Director's right to define requirements for the qualifications of and the amount of remuneration due to the general director, members of the Executive Board, and chiefs of the joint-stock company's major departments.	Not fulfilled	In practice, the requirement is met; the Company is preparing amendments to the Articles of Association in connection with this
12	The joint-stock company's Articles of Association shall stipulate the Board of Directors' right to approve conditions of contracts with the general director and members of the Executive Board	Fulfilled	Clause 14.2 of the Articles of Association
13	The joint-stock company's Articles of Association or internal documents shall stipulate that with regard to the approval of the terms of contracts with the general director (the managing organization, or the manager), and members of the Executive Board, the votes of members of the Board of Directors who are also members of the Executive Board, and the general director shall not be taken into account.	Not fulfilled	In practice, this requirement is met; amendments to the Regulations of the Board of Directors are being prepared now in connection with this
14	There shall be at least three independent directors at the joint-stock company, who shall meet the requirements of the Code of Corporate Conduct.	Fulfilled	Article 40 of the Regulations of the Board of Directors
15	There shall be no persons on the joint-stock company's Board of Directors who have been found guilty of economic crimes or crimes against the government, the interests of civil service and local government service, have been subject to administrative sanctions for misdeeds relating to entrepreneurial activities, or activities relating to finances, taxes and duties, and the securities market.	Fulfilled	
16	There shall be no persons on the joint-stock company's Board of Directors who are participants, general directors (managers), members of a managerial body or employees of a legal entity competing with the joint-stock company	Fulfilled	Article 38 of the Regulations of the Board of Directors
17	The joint-stock company's Articles of Association shall provide for the election of the Board of Directors by	Not fulfilled	The Company is preparing

	means of cumulative voting		amendments to the Articles of Association in connection with this
18	The joint-stock company's internal documents shall stipulate an obligation for members of the Board of Directors to refrain from actions that could potentially lead to a conflict of interests between themselves and the joint-stock company, and in the event of the emergence of such a conflict, they shall have an obligation to report information about this conflict to the Board of Directors.	Fulfilled	Articles 38-41 of the Regulations of the Board of Directors
19	The joint-stock company's internal documents shall provide for an obligation for members of the Board of Directors to give written notice to the Board of Directors about their plans to make a deal on securities of the joint-stock company in which they are members of the Board of Directors, or its subsidiaries (affiliates); they shall also disclose information about deals on such securities that they have concluded	Not fulfilled	The Company is preparing amendments to the Regulations of the Board of Directors in connection with this
20	The joint-stock company's internal documents shall provide for holding meetings of the Board of Directors at least once in every six weeks	Not fulfilled	The Board of Directors holds meetings at least once every three months, as there are foreign directors on the Board of Directors
21	Meetings of the Board of Directors of the joint-stock company during the year for which the joint-stock company's annual report has been prepared should have been held at least once in every six weeks.	Not fulfilled	Six meetings of the Board of Directors were held during 2003
22	The joint-stock company's internal documents shall stipulate a procedure for calling meetings of the Board of Directors	Fulfilled	Articles 15-24 of the Regulations of the Board of Directors, Articles 14.2-14.28 of the Articles of Association
23	The joint-stock company's internal documents shall provide for the Board of Directors approving the joint-stock company's deals totaling 10 or more percent of the value of the company's assets, except deals concluded within the bounds of routine commercial operations	Not fulfilled	
24	Internal documents of the joint-stock company shall provide for a right for members of the Board of Directors to receive information required for the performance of their functions from executive bodies and chiefs of the joint-stock company's major departments, and also sanctions for non-provision of such information.	Fulfilled	Articles 5,7,8 of the Regulations of the Board of Directors
25	The Board of Directors shall have a committee for strategic planning or shall assign the functions of such a committee to some other committee (except the audit committee and the human resources and remuneration committee)	Not fulfilled	The functions of strategic planning are carried out by the Board of Directors in general

26	The Board of Directors shall have a committee (the audit committee) that recommends an auditor for the joint-stock company to the Board of Directors and cooperates with this auditor and the joint-stock company's audit commission.	Fulfilled	Articles 30-32 of the Regulations of the Board of Directors
27	The audit committee shall consist of independent and non-executive directors only.	Fulfilled	Article 30 of the Regulations of the Board of Directors
28	The audit committee shall be managed by an independent director.	Fulfilled	Article 30 of the Regulations of the Board of Directors
29	The joint-stock company's internal documents shall provide the right for every member of the audit committee to have access to any documents and information of the joint-stock company, if they accept an obligation not to disclose confidential information	Not fulfilled	In practice, this requirement is met, the Company is preparing amendments to the Regulations of the Board of Directors in connection with this
30	The Board of Directors shall form a committee (the human resources and remuneration committee) which shall be responsible for defining the criteria for choosing candidates for seats on the Board of Directors and development of the joint-stock company's policy on compensations	Fulfilled	Article 29 of the Regulations of the Board of Directors
31	The human resources and compensations committee shall be managed by an independent director	Fulfilled	Article 29 of the Regulations of the Board of Directors
32	There shall be no officers of the joint-stock company among the members of the human resources and remuneration committee.	Fulfilled	Article 29 of the Regulations of the Board of Directors
33	The Board of Directors shall form a committee for risks or shall assign this committee's functions to some other committee (except the audit committee and the human resources and remuneration committee).	Not fulfilled	The Audit and Compliance Committee carries out risk management functions
34	The Board of Directors shall form a committee to settle corporate conflicts or shall assign this committee's functions to some other committee (except the audit committee and the human resources and remuneration committee)	Not fulfilled	The Board of Directors in general carries out functions relating to settlement of corporate conflicts
35	There shall be no officers of the joint-stock company among the members of the committee for settlement of corporate conflicts	Not fulfilled	This committee has not been formed
36	The committee for settlement of corporate conflicts shall be managed by an independent director.	Not fulfilled	This committee has not been formed
37	There shall be internal documents belonging to the joint-stock company, approved by the Board of Directors, which stipulate a procedure for the formation and work of the Board of Directors' committees	Fulfilled	Articles 29-33 of the Regulations of the Board of Directors
38	The joint-stock company's Articles of Association shall stipulate a procedure for defining a quorum for the Board of Directors, envisaging guarantees of independent directors' participation in meetings of the	Not fulfilled	

	Board of Directors.		
Executive bodies			
39	The joint-stock company shall have a collegial executive body (the Executive Board)	Not fulfilled	The Company is preparing amendments to the Articles of Association in connection with this
40	The Articles of Association or internal documents of the joint-stock company shall stipulate for the necessity of the Executive Board's approval for deals on real estate, obtainment of loans for the joint-stock company, unless such deals are considered material transactions and are concluded within the bounds of the joint-stock company's routine commercial operations.	Not fulfilled	The Company has not formed a collegial executive body
41	The joint-stock company's internal documents shall stipulate a procedure for approving operations beyond the limits of the joint-stock company's financial plan	Not fulfilled	The Company is preparing amendments to internal documents
42	The executive bodies shall not include persons who are participants, general directors (managers), members of a managerial body or employees of a legal entity competing with the joint-stock company	Fulfilled	
43	The joint-stock company's managerial bodies shall not include persons who have been found guilty of economic crimes or crimes against state government, the interests of civil service and local government service, or who have been subject to administrative sanctions for misdeeds relating to entrepreneurial activities or such sectors as finances, taxes and duties, and the securities market. In the event that the functions of chief executive are carried out by a managing organization or manager, the general director and members of the Executive Board of the managing organization shall meet the requirements for the general director and members of the Executive Board of the joint-stock company.	Fulfilled	
44	The joint-stock company's Articles of Association or internal documents shall stipulate a ban on the managing organization (manager) performing similar functions at a competing company or having property relations of any kind with the joint-stock company in addition to the provision of services as a managing company (manager)	Not fulfilled	Engagement of a managing organization would not be in line with the holding company's activities
45	The joint-stock company's internal documents shall provide for the executive bodies' obligation to refrain from actions that would lead or could potentially lead to the emergence of a conflict of interests between themselves and the joint-stock company; in the event of the emergence of such a conflict, they shall inform the Board of Directors about it	Fulfilled	Clauses 16.1-16.3 of the Articles of Association

46	The Articles of Association or internal documents of the joint-stock company shall contain criteria for choosing a managing organization (manager)	Not fulfilled	Engagement of a managing organization would not be in line with the holding company's activities
47	The joint-stock company's executive bodies shall submit monthly reports on their work to the Board of Directors	Not fulfilled	
48	The contracts with the general director (the managing company, manager) and members of the Executive Board shall provide for responsibility for violation of the terms of use of confidential and business information	Fulfilled	Article 6 of the Labor Contract
	The company's secretary		
49	The joint-stock company shall have a special officer (the company's secretary), whose responsibility is to guarantee compliance of the joint-stock company's departments and officers with procedural requirements guaranteeing protection of rights and legal interests of the company's shareholders	Fulfilled	Natalia Makeeva – the senior investor relations officer
50	The Articles of Association or internal documents of the joint-stock company shall stipulate a procedure for the appointment (election) of the company's secretary and responsibilities of the company's secretary.	Not fulfilled	
51	The Articles of Association of the joint-stock company shall stipulate the requirements for a candidate for the company's secretary	Not fulfilled	
	Material corporate transactions		
52	The joint-stock company's Articles of Association shall provide for approval of major deals before their conclusion.	Not fulfilled	In practice this requirement is met
53	An independent appraiser shall be engaged for appraising the market value of property involved in a major deal	Not fulfilled	
54	With regard to the acquisition of major blocks of shares in the joint-stock company (takeover), the joint-stock company's Articles of Association shall stipulate a ban on any actions intended to protect the interests of executive bodies (members of these bodies) and members of the Board of Directors of the joint-stock company, and also worsening the situation for shareholders in comparison with the existing situation (specifically, a ban on the Board of Directors making decisions on issuing additional shares; issuing securities convertible into shares, or securities granting the right to acquire shares in the company, even if it is entitled to make such a decision under the Articles of Association)	Partially fulfilled	Chapter 4 of the Provisions on Material Corporate Transactions; Chapter 7 of the Provisions on Information Policy
55	The joint-stock company's Articles of Association shall stipulate compulsory engagement of an independent appraiser for appraising the current market value of shares and possible changes in their market value as a result of the takeover	Not fulfilled	

56	The joint-stock company's Articles of Association shall not exempt an acquirer of the obligation to offer shareholders the option to sell their common shares in the company (issued securities convertible into common shares) during a takeover	Fulfilled	Chapter 4 of the Provisions on Material Corporate Transactions
57	The joint-stock company's Articles of Association or internal documents shall stipulate compulsory engagement of an independent appraiser for defining the ratio for converting shares during reorganization	Not fulfilled	
	Disclosure of information		
58	There shall be internal documents, approved by the Board of Directors, defining the terms and methods of disclosure of information by the joint-stock company (Provisions on Information Policy)	Fulfilled	The Provisions on Information Policy
59	The joint-stock company's internal documents shall provide for disclosure of information on the purpose of placing shares; persons planning to acquire shares to be placed, specifically, a large block of shares, and also on plans of the joint-stock company's senior officers with regard to acquisition of shares in the company to be placed	Fulfilled	
60	The joint-stock company's internal documents shall contain a list of information items, documents and materials that shall be provided for shareholders for making decisions on questions to be discussed at the general meeting of shareholders	Fulfilled	Clause 13.12 of the Articles of Association; Chapter 8 of the Provisions on the General Meeting of Shareholders
61	The joint-stock company shall have a website and shall disclose information on the joint-stock company on this website on a regular basis	Fulfilled	Information is disclosed on the website at: www.rbcinfosystems.ru
62	The joint-stock company's internal documents shall provide for disclosure of information on the company's deals with persons who, in accordance with the Articles of Association, are considered senior officers of the joint-stock company, and also on the joint-stock company's deals with organizations in which senior officers of the joint-stock company directly or indirectly own 20 or more percent of shares or on which such persons can have a substantial effect in some other way.	Not fulfilled	The Company is preparing amendments to its internal documents in connection with this
63	The joint-stock company's internal documents shall provide for disclosure of information on all deals that can have an effect on the market value of the joint-stock company's shares	Not fulfilled	In practice, this requirement is met. The company is preparing amendments to its internal documents in connection with this

64	There shall be an internal document, approved by the Board of Directors, relating to the use of material information on the joint-stock company's activity; shares and other securities of the joint-stock company and deals on them, which is not open to the public and, in the event of its disclosure, can have a material effect on the market value of shares and other securities of the joint-stock company	Fulfilled	The Provisions on Information Policy
Control of financial and commercial operations			
65	There shall be internal control procedures for financial and commercial operations of the joint-stock company, approved by the Board of Directors.	Fulfilled	The Regulations of the Board of Directors; the Provisions on the Audit Commission; the Regulations of Internal Audit Department
66	The joint-stock company shall have a special department supervising compliance with the internal control procedures (an audit and compliance department)	Fulfilled	The Audit Commission; the Internal Audit Department
67	The joint-stock company's internal documents shall provide for the Board of Directors defining the structure and composition of the joint-stock company's audit and compliance department	Not fulfilled	The Company is preparing amendments to its internal documents in connection with this
68	The audit and compliance department shall not include persons who have been found guilty of economic crimes or crimes against state government, the interests of civil service and local government service and who have been subject to administrative sanctions for misdeeds relating to entrepreneurial activities or such sectors as finances, taxes and duties, and the securities market.	Fulfilled	
69	The audit and compliance department shall not include persons who are members of the joint-stock company's executive bodies and also persons who are participants, general directors (managers), members of managerial bodies of employees of legal entities competing with the joint-stock company.	Fulfilled	
70	The joint-stock company's internal documents shall stipulate a deadline for submitting documents and materials for evaluating a financial or commercial operation to the audit and compliance department, and also responsibility of the joint-stock company's officers and employees for their failure to provide such documents and materials before the specified deadline.	Not fulfilled	The Company is preparing amendments to its internal documents in connection with this
71	The joint-stock company's internal documents shall stipulate an obligation for the audit and compliance department to report uncovered violations to the audit committee, or the Board of Directors of the joint-stock company, if there is no audit committee	Fulfilled	The Provisions on the Audit Commission; the Regulations of the Internal Audit Department

72	The joint-stock company's articles of association shall provide for compulsory preliminary analysis of expediency of transactions beyond the joint-stock company's financial and commercial plan (non-standard transactions) by the audit and compliance service	Not fulfilled	
73	The joint-stock company's internal documents shall stipulate a procedure for approval of a non-standard operation by the Board of Directors	Not fulfilled	The Company is preparing amendments to its internal documents in connection with this
74	There shall be an internal document, approved by the Board of Directors, defining a procedure for conducting checks of financial and commercial operations of the joint-stock company by the audit commission	Fulfilled	The Provisions on the Audit Commission;
75	The audit committee shall analyze the auditor's conclusions before their submission to shareholders at the general meeting of shareholders	Fulfilled	The Regulations of the Board of Directors;
Dividends			
76	There shall be an internal document, approved by the Board of Directors, for the Board of Directors to refer to with regard to its recommendations on the amount of dividends (Provisions on Dividend Policy)	Fulfilled	The Provisions on Dividends
77	The Provisions of Dividend Policy shall stipulate a procedure for defining the minimal proportion of the joint-stock company's net profit allocated for dividends and conditions under which dividends on preferred shares, whose amount is defined in the joint-stock company's Articles of Association, are not paid or are not paid in full.	Not fulfilled	
78	Information on the joint-stock company's dividend policy and changes made to it shall be published in a periodical, specified in the joint-stock company's Articles of Association for publication of notices about general meetings of shareholders, and shall also be displayed on the joint-stock company's website	Not fulfilled	

EXHIBIT32

To the General Director of Moscow Interbank Currency Exchange Closed Joint Stock Company

APPLICATION

to include a security to a Quotation List of Moscow Interbank Currency Exchange Closed Joint Stock Company

The Applicant, RBC Information Systems Open Joint Stock Company, represented by General Director Yury Rovensky, acting on the basis of
the Articles of the Association

1. Requests to be considered the inclusion of the below-mentioned securities of OAO RBC Information Systems in the Moscow Interbank Currency Exchange's A2 Quotation List.

№	Class of security	The date of the state registration of the issue (rules of the trust managing of the mutual fund)	Single state registration number of the given issue (rules of the trust managing of the mutual fund)
1	A share	May 18, 2004	1-03-05214-A-002D

2. Confirms that OAO RBC Information Systems complies with the requirements set by the securities legislation of the Russian Federation and regulatory legal acts of an authorized federal executive body, including those on information disclosure on the securities market (requirements set forth by the legislation of the Russian Federation and other legal acts on investment funds, as well as regulatory legal acts of an authorized federal executive body).

3. Agrees to comply with the Rules on Listing, Admission to Trading and Trading on the Moscow Interbank Currency Exchange Closed Joint Stock Company.

Name and telephone number of the person responsible for preparation of documents for listing on the Moscow Interbank Currency Exchange: Ekaterina Melnikova, tel.: (+7095) 363-11-46.

General Director Yury Rovensky

LS

EXHIBIT33

To the General Director of Moscow Interbank Currency Exchange Closed Joint Stock Company

APPLICATION*

to include a security to a Quotation List of Moscow Interbank Currency Exchange Closed Joint Stock Company

The Applicant, RBC Information Systems Open Joint Stock Company, represented by General Director Yury Rovensky, acting on the basis of
the Articles of the Association,

1. Requests to be considered the inclusion of the below-mentioned securities of OAO RBC Information Systems in the Moscow Interbank Currency Exchange's A2 Quotation List:

№	Class of security	The date of the state registration of the issue (rules of the trust managing of the mutual fund)	Single state registration number of the given issue (rules of the trust managing of the mutual fund)
1	A share	September 22, 2003	1-03-05214-A

2. Confirms that OAO RBC Information Systems complies with the requirements set by the securities legislation of the Russian Federation, and regulatory legal acts of an authorized federal executive body, including those on information disclosure on the securities market (requirements set forth by the legislation of the Russian Federation and other legal acts on investment funds, as well as regulatory legal acts of an authorized federal executive body).

3. Agrees to comply with the Rules on Listing, Admission to Trading and Trading on the ZAO Moscow Interbank Currency Exchange Closed Joint Stock Company.

Name and telephone number of the person responsible for preparation of documents for listing on the Moscow Interbank Currency Exchange: Ekaterina Melnikova, tel.: (+7095) 363-11-46.

General Director Yury Rovensky

LS

* **APPLICATION** was submitted with reference of reorganization Moscow Interbank Currency Exchange

EXHIBIT34

Under Articles 76, 80 of the federal law "On joint stock companies" No. 208-FZ shareholders are entitled to redemption.

Under Article 76 of the federal law "On joint stock companies":

1. The company shall inform shareholders on the existence of redemption obligation, the redemption price and the redemption procedure.
2. Notice of a general meeting with the agenda, including issues, the voting on which can entail under this federal law the invocation of the redemption obligation, shall contain information specified in Clause 1 of this Article.
3. The written redemption claim with information about the shareholder's address (location) and the number of shares, redemption of which is claimed, shall be sent to the company.
Shareholders shall claim redemption no later than 45 days after the corresponding decision is approved at the general meeting.
4. After the term specified in the second paragraph of Clause 3 of this Article expires, the company shall redeem shares from shareholders requiring the redemption, within 30 days.
5. Shares are redeemed at the price specified in the notice of the general meeting, whose agenda includes issues, the voting on which can entail under this federal law the invocation of the redemption obligation. The total amount of funds allocated by the company for the redemption of shares shall not exceed 10 percent of the company's net assets as of the date of approval of the decision, which has entailed under this federal law the invocation of the redemption obligation. If the total amount of shares claimed to be redeemed exceeds the amount of shares, which can be redeemed taking into account the above-mentioned restriction, the company shall redeem shares from shareholders pro rata to each holder's claims.
6. Shares redeemed by a company in the event of its restructuring are extinguished when redeemed.
Shares redeemed otherwise shall come at the company's disposal. These shares carry no voting rights, shall not be taken into account during the vote-counting process, and no dividends are to be paid on them. These shares shall be sold at the market price no later than one year after the redemption; otherwise the general shareholders' meeting shall make a decision on cutting the authorized capital of the company due to the extinguishments of these shares.

Under Article 80 of the federal law "On joint stock companies":

1. A person, who intents to acquire 30 percent or more of outstanding common shares in a company where the number of holders of common shares is 1000 or more, by himself/herself or with an affiliated person taking into account the amount of shares it already has, shall no sooner than 90 days and no later than 30 days before the acquirement notify the company in written form on the intention to acquire these shares.
2. A person, who together with an affiliated person(s) or by himself/herself, has acquired 30 or more percent of outstanding common shares in a company, where the number of holders of common shares is 1000 or more, taking into account the amount of shares it had before the acquirement, shall within 30 days after the acquirement date propose that shareholders sell him/her common shares in the company and equity securities convertible into common shares at the market price, but not lower than the weighted average price for six months prior to the acquirement.
The articles of the association of the company or the decision of the general shareholders' meeting can discharge a person from the obligation specified in this Clause. A general shareholders' meeting makes a decision on discharging a person from this obligation if a majority of holders of voting shares, who take part in this meeting, vote to support this decision, not taking into account votes attached to shares held by the person specified in this Clause and persons affiliated with him.
3. The proposal to acquire common shares pursuant to this Article shall, in the written form, be directed to all holders of common shares of the company.
4. A shareholder is entitled to accept the proposal to acquire shares from him/her within 30 days after the date of receiving the corresponding proposal.
If a shareholder accepts the proposal of acquirement of shares from this person, his shares shall be acquired and paid for no later than within 15 days after the date of the acceptance of this proposal.
5. The proposal to acquire shares shall contain data on the person, who bought common shares in the company (name or corporate name, address or location) under this Article, as well as the number of

common shares acquired by the person, the bid price, the term for the acquirement and payment for shares.

6. A person, who acquired shares in violation of this Article, is entitled to vote shares, the amount of which does not exceed the amount of shares acquired in violation of this Article, at general shareholders' meetings.

7. This Article regulates the acquirement of each 5 percent of outstanding common shares above 30 percent of outstanding common shares in the company.

EXHIBIT35

RECEIVED
2005 FEB 15 A 11:15
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

7th edition

APPROVED BY
the Annual General Meeting
of OAO RBC Information Systems,
Minutes of Meeting No. 15
of June 16, 2004
General Director
________________________ Yury A. Rovensky

OAO RBC Information Systems Articles of Association (7th edition)

Moscow, 2004

The original Russian text remains, in all matters, binding and definitive.

Table of contents

I. GENERAL PROVISIONS

1.1 RBC Information Systems, hereinafter referred to as "the Company", is a public joint-stock company. The Company is a legal entity operating on the basis of the Articles of Association and legislation of the Russian Federation.

1.2 The duration of the Company is unlimited.

1.3 The Company was established in accordance with the provisions of the Civil Code of the Russian Federation and Federal Law 208-FZ "On Joint-Stock Companies" of December 26, 1995, the version of August 7, 2001. The Company was registered with the Moscow Registration Chamber on August 18, 2000, registration number 002.010.991. The Company was included on the Unified State Register of Legal Entities on October 31, 2002, the assigned number of state registration is 1027700381851.

II. CORPORATE NAME AND REGISTERED OFFICE

2.1 The name of the Company.

The full name of the Company in Russian is: Открытое Акционерное Общество «РБК Информационные Системы».

The full name of the Company in English is: "OAO RBC Information Systems".

The short form of the name in Russian is: ОАО «РБК Информационные Системы»

2.2 The Company's registered office is on Leninsky Prospect 75/9, Moscow, 119261, Russia. It is defined by the location of the Executive Management Body (the General Director) under Contract on Using Nonresidential Premises No.07-2/2001 of September 26, 2001, and Additional Agreement No.1 of March 26, 2002.

The mailing address of the Company is: Leninsky Prospect 75/9, Moscow, 119261, Russia.

III. PURPOSE AND BUSINESS OF THE COMPANY

3.1 The main aim of the Company's activities is to generate profit from the development, creation and possession of information and media communications, trade, settlement, clearing and other systems, software products and the development of up-to-date information technologies.

3.2 The Company enjoys civil rights and shall bear civil liabilities, which are necessary for the implementation of any kind of activity not prohibited by federal law.

3.3 In order to conduct certain operations, a list of which is determined by federal law, the Company must obtain a special permit (a license).

3.4 The core business of the Company is:

- to develop and sell information products;
- to develop and sell software products;

- to conduct research, development and production activities in the field of information science and information technologies;
- to develop and support databases and software for computing devices;
- to provide information services;
- to render various information, representation, consulting, engineering, consignment, factoring, trust, marketing, advertising, agent, broker and other services to Russian and foreign companies and private individuals;
- to perform publishing, printing and binding activities;
- to render services with the use of all mass media of the Company;
- to produce advertising materials and conduct advertising campaigns;
- to produce and sell consumer and producer goods;
- to export and import goods and services in accordance with the legislation in force;
- to develop the rules of participation in information and trade systems, determine technological standards and regulations obligatory for all users of information and trade systems;
- to develop sanctions and penalties for the breach of standards and regulations by the users of trade and information systems and other systems created by the Company;
- to prepare and publish educational and methodological literature, advertising materials, various scientific and technical documentation, to organize lectures and training in various fields of the Company's activities;
- to perform the functions of an arbitrator while settling disputes between members of information and trade systems and third parties;
- to perform research and development activities in the field of gathering, storage, processing and protection of information on separate data carriers of computing devices in local and global computer networks, and in the field of security of computing activities;
- to provide Internet services and develop Internet technologies;
- to conduct charitable activities;
- to conduct foreign economic activities in accordance with the legislation in force;
- to conduct investment activities;
- to carry on retail and wholesale activities;
- to produce movies, video and television products;
- to carry out television (over-the-air, satellite, cable) broadcasting;
- to broadcast commercials on its television channel;
- other activities not prohibited by the legislation of the Russian Federation.

3.5 The Company is entitled to perform its activities across the Russian Federation, including Free Economic Zones.

IV. LEGAL STATUS OF THE COMPANY

4.1 The Company is a legal entity and it owns sole property, which is accounted for in an independent balance sheet. The Company can acquire in its own name and use property-related and personal non-property-related rights, assume liabilities and act as a plaintiff or defendant in court.

4.2 The Company is entitled to open bank accounts in the Russian Federation and abroad in accordance with established procedures.

4.3 The Company has a round seal, containing the full name of the Company in Russian and the Company's location. The seal can also contain the name of the Company in any foreign language or any language of peoples of the Russian Federation.

4.4 The Company is entitled to have stamps and letterheads with the name of the Company, a logo and a trademark registered in accordance with established procedures, as well as other visual identification marks.

4.5 The Company conducts all kinds of foreign economic activities.

4.6 The Company can participate in and establish commercial organizations in the Russian Federation and abroad.

4.7 The Company can voluntarily join unions, associations and other non-commercial organizations in the Russian Federation and abroad.

4.8 The Company shall keep a register of the Company's shareholders in accordance with legal instruments of the Russian Federation since the moment of the registration of the Company by the state.

4.9 The Company provides the protection of information classified as a state secret in compliance with its tasks and within its competence. The head of the Company is responsible for the protection of information classified as a state secret (Article 20 of the Law of the Russian Federation "On State Secrets").

4.10 The Company meets state requirements for mobilization training, civil defense and emergencies in accordance with the legislation in force, regulations issued by the Government of Moscow and the mobilization assignment of the Company.

4.11 The Company registers and reserves inactive and draft-age citizens in accordance with the requirements of the legislation of the Russian Federation and decrees of the Government of the Russian Federation. The General Director of the Company is personally responsible for performing the activities described above.

4.12 The Company is responsible for the safe custody of documents (administrative, financial and economic, personnel and others). The Company shall provide the passing of documents of scientific and historic value to be kept by state archives, the central archives of Moscow in accordance with the list of documents coordinated with the Mosgorarkhiv Moscow archive association, shall keep and use documents on its personnel in accordance with established procedures. The location of keeping the documents is 75/9 Leninsky Prospect, Moscow, 119261, Russia.

4.13 In the event the Company is reorganized or liquidated, all documents (administrative, financial and economic, personnel and others) shall be passed to the successor of the Company in accordance with established procedures. In the event there is no successor, documents of scientific and historic value, which are subject to permanent archiving, shall be passed to be stored in the archives of the Mosgorarkhiv association. Personnel documents (orders, personal files, record cards, personal accounts, etc.) shall be passed to the archives of the administrative district, in which the Company is located. The transfer and sorting of the documents is executed by and at the expense of the Company in accordance with the requirements of the archives.

4.14 For the purpose of improving the management of the joint-stock Company, providing the rights and legitimate interests of shareholders and for the purpose of securing the openness of information for investors, the Company assumes the liability to observe provisions of the Code of Corporate Conduct, which was approved at a meeting of the Government of the Russian Federation as of November 28, 2002 (minutes No. 49) and recommended by the Order of the Russian Federal Commission for the Securities Market as of April 4, 2002 No 421/r. Following prescriptions of the Code of Corporate Conduct, recommended by the Federal Commission for the Securities Market, the Company approves its own Corporate Governance Code, to be used as a priority in performing the Company's activities.

V. LIABILITIES OF THE COMPANY

5.1 The entire property of the Company shall be considered collateral for its liabilities.

5.2 The Company shall not be liable for any liabilities of its shareholders.

5.3 The State and its agencies shall not be answerable for any liabilities of the Company, and the Company shall not be answerable for any liabilities of the State or its agencies.

VI. BRANCHES AND OFFICES

6.1 The Company is entitled to establish branches and offices in the Russian Federation and abroad.

6.2 The branches and offices of the Company shall perform activities on behalf of the Company; the Company shall be liable for their activities.

6.3 The branches and offices of the Company are not legal entities. They receive property from the Company and shall act on the basis of regulations approved by the Company.
The property of branches and offices shall be accounted for both on their separate balance sheets and on the balance sheet of the Company.

6.4 The heads of the branches and offices of the Company shall act on the basis of a Power of Attorney issued by the Company.

6.5 The heads of the branches and offices of the Company shall be appointed by the General Director of the Company.

VII. SHARE CAPITAL

Outstanding and authorized shares

7.1 The share capital of the Company is RUR100,000 (one hundred thousand rubles) divided into 100,000,000 (one hundred million) common registered shares of RUR0.001 each.

7.2 The Company shall be entitled to issue 30,000,000 (thirty million) common registered shares of RUR0.001 each (authorized shares) in addition to already issued shares.

Increase in Share Capital

7.3 The share capital of the Company can be increased by raising the nominal value of shares or issuing additional shares.

7.4 The decision on an increase in the share capital of the Company by raising the nominal value of shares shall be made by the General Shareholders' Meeting.

7.5 The decision on increasing the share capital of the Company by issuing additional shares shall be made by the Board of Directors, except for the cases when in accordance with federal law, the corresponding decision can be made by the General Shareholders' Meeting only.

The decision of the Board of Directors on increasing the share capital of the Company by issuing additional shares shall be made unanimously by all members of the Board of Directors, the votes of retired members of the Board of Directors not taken into account.

In the event the Board of Directors fails to reach a unanimous agreement on increasing the share capital of the Company by issuing additional shares, the

matter of increasing the share capital of the Company by issuing additional shares can be submitted to the General Shareholders' Meeting by a resolution of the Board of Directors.

7.6 While increasing its share capital, the Company shall act in compliance with the restrictions established by federal law.

Decrease in Share Capital

7.7 The share capital of the Company can be decreased by reducing the nominal value of shares or reducing the total amount of shares, including by buying out part of the shares.

7.8 The share capital of the Company can be reduced by buying out part of the shares of the Company for their further redemption by a resolution of the General Shareholders' Meeting.

7.9 The share capital of the Company can be reduced by a resolution of the General Shareholders' Meeting on the reduction of the share capital of the Company by means of the redemption of shares acquired by the Company in the following cases:

- if shares, the ownership right to which passed to the Company because a founder had not paid for them in full within a set term, were not sold within one year from the date of their acquisition by the Company;
- if the shares, bought out by the Company at the demand of shareholders, were not sold within one year from the date of their acquisition by the Company (except for buying out shares due to a decision on the reorganization of the Company);
- if the shares, acquired by the Company in accordance with Paragraph 2 of Article 72 of the Federal Law "On Joint-Stock Companies", were not sold within one year from the date of their acquisition by the Company.

7.10 If, according to an annual balance sheet suggested for approval to the General Shareholders' Meeting, or the results of a financial audit, at the end of the second and each subsequent fiscal year the value of the net assets of the Company is less than its share capital, the Company shall announce a decrease in its share capital to the amount, which shall not exceed the value of its net assets.

In this event, a decrease in the share capital of the Company shall be executed by reducing the nominal value of its shares.

7.11 Within 30 days from the date of the decision to reduce its share capital, the Company shall notify its creditors in writing about the reduction in the share capital of the Company and about its new amount, and distribute information about this decision in printed mass media, intended for publishing data on the state registration of legal entities.

7.12 The share capital of the Company can be reduced by redemption of part of the shares, on the basis of a decision on the reorganization of the Company made by the General Shareholders' Meeting, in the following cases:

- as provided in Sub-paragraph 1 of Paragraph 6 of Article 76 of the Federal Law "On Joint-Stock Companies";
- when the Company is reorganized by means of a separation through the redemption of converted shares.

7.13 While reducing its share capital, the Company shall observe the restrictions established by federal law.

Net Assets

7.14 The value of the net assets of the Company shall be evaluated in accordance with accounting data as set by the laws and regulations of the Russian Federation.

7.15 If, according to an annual balance sheet suggested for approval to the General Shareholders' Meeting, or the results of an audit of the value of the Company's net

assets, at the end of a fiscal year, the value of the net assets of the Company is less than 100,000 (one hundred thousand) rubles, the Company shall make a decision on its liquidation.

7.16 If, in the event stipulated by Clause 7.10 of the Articles of Association, a decision on reducing the share capital of the Company was not made, and in the event stipulated by Clause 7.15 of the Articles of Association, a decision on liquidation was not made, shareholders shall be entitled to demand the liquidation of the Company in court.

VIII. SHARES OF THE COMPANY

Types of shares issued by the Company. General rights and liabilities of shareholders

8.1 The Company shall be entitled to issue common shares and preferred shares of one or more types.

8.2 All shares of the Company shall be registered and issued in a non-documentary form.

8.3 A share owned by the Company's founder shall not grant a voting right before it is paid in full.

8.4 Shareholders shall not be answerable for any liabilities of the Company and shall bear the risk of losses connected with its activities within the limits of the value of shares owned by them.

8.5 Shareholders, who have not paid for shares in full during the issue of these shares, shall be jointly and severally responsible for the liabilities of the Company within the non-paid amount of the value of shares owned by them.

8.6 A shareholder shall:

- meet the requirements of the Articles of Association and Company bylaws;
- pay for shares when they are issued in accordance with terms and procedures and by means stipulated by law, the Articles of Association and the agreement on issuing shares;
- perform other liabilities as provided by law, the Articles of Association and decisions of the General Shareholders' Meeting , made within its competence.

8.7 The general rights of holders of all categories (types) of shares:

- to dispose of their shares without consent of other shareholders or the Company;
- shareholders of the Company shall have the preemptive right to purchase additional shares, issued by public subscription, and other securities convertible into shares, proportionally to the amount of shares of the category (type) they own;
- shareholders of the Company who voted against or did not participate in the voting on the issue of shares and other securities convertible into shares, by private subscription, shall have a preemptive right to purchase additional shares and other securities convertible into shares, issued by private subscription, proportionally to the amount of shares of the category (type) that they own. This right shall not apply to the issue of shares and other securities convertible into shares by private subscription only among shareholders, if while this is taking place, shareholders can purchase a whole number of issued shares and other securities convertible into shares, proportionally to the amount of shares of the category (type) that they own;
- to receive a share of the net profit (dividends) to be distributed among shareholders in accordance with established procedures and the Articles of Association, depending on the category (type) of shares that a shareholder owns;

- to receive a share of the property of the Company (a liquidation quota) left after the Company is liquidated, proportionally to the amount of shares of the category (type) a shareholder owns;
- to have access to documents of the Company in accordance with established procedures and the Articles of Association, and to receive their copies on a paid basis;
- exercise other rights stipulated by law, the Articles of Association and decisions of the General Shareholders' Meeting made within its competence.

Common shares

8.8 Each common share of the Company shall have equal nominal value and it provides its holder with an equal measure of rights.

8.9 In accordance with the Federal Law "On Joint-Stock Companies", holders of common shares of the Company are entitled to participate in the General Shareholders' Meeting with a right to vote on all issues within the competence of the meeting. They are also entitled to receive dividends and a share of the property of the Company (a liquidation quota) in the event the Company is liquidated.

Preferred shares

8.10 The company's preferred shares of one type shall have equal nominal value and provide their holders with an equal measure of rights.

8.11 A holder of a preferred share shall be entitled to participate in the General Shareholders' Meeting. A holder of preferred shares of the Company shall not be entitled to vote at the General Shareholders' Meeting unless otherwise provided in the Federal Law "On Joint-Stock Companies".

A holder of preferred shares shall be entitled to participate in the General Shareholders' Meeting with a right to vote on issues dealing with the reorganization or liquidation of the Company.

8.12 A holder of a preferred share shall have a preemptive right as compared to the holders of common shares in receiving:

- accrued but non-disbursed dividends while the Company is liquidated;
- a share in the value of the property of the Company (liquidation value) left after it was liquidated, if the liquidation value of preferred shares is determined in the Articles of Association.

Voting shares

8.13 A voting share is a share granting its holder the right to vote on all issues within the competence of the General Shareholders' Meeting or on specific issues stipulated by federal law.

A share, voting on all issues within the competence of the General Shareholders' Meeting, is:

- a common share paid in full, except for shares at the disposal of the Company;
- a preferred share, the amount of dividend on which is established in the Articles of Association, beginning with the meeting following the Annual General Shareholders' Meeting, at which the decision on the payment of dividends on preferred shares of this type was not made for whatever reason, or a decision was made on the partial payment of dividends on preferred shares of this type (except for the cases established by law).

8.14 A preferred share of any type shall grant the right to vote on the reorganization and liquidation of the Company and on making amendments and additions to the Articles of the Association of the Company, which limit the rights of the holders of preferred shares of this type, including establishing or increasing the amount of dividends and(or) establishing or increasing the liquidation value paid on preferred shares of the

previous issue, and on granting the holders of preferred shares other advantages in the priority of receiving dividends and(or) the liquidation value of shares.

8.15 Shares voting on all issues within the competence of the General Shareholders' Meeting shall grant their holders the right:

- to participate in voting (including by "absentee vote") at the General Shareholders' Meeting on all issues within its competence;
- to nominate candidates to the executive governing bodies of the Company in accordance with established procedures and under conditions stipulated by law and the Articles of Association;
- to submit suggestions for the agenda of the Annual General Shareholders' Meeting in accordance with established procedures and under conditions stipulated by law and the Articles of Association;
- to demand access to a list of persons eligible to participate in the General Shareholders' Meeting , for inspection in accordance with established procedures and under conditions stipulated by law and the Articles of Association;
- to access accounting documents of the Company in accordance with established procedures and under conditions stipulated by law and the Articles of Association;
- to demand convening the Extraordinary Shareholders' Meeting and holding an inspection of the financial and business performance of the Company by the Audit and Compliance Commission in accordance with established procedures and under conditions stipulated by law and the Articles of Association;
- to demand that the Company buy out all or a part of the shares a shareholder owns, in cases stipulated by law.

8.16 Preferred shares, voting on specific issues within the competence of the General Shareholders' Meeting only, shall grant their holders the right:

- to participate in voting (including by "absentee vote"), at the General Shareholders' Meeting on these issues only;
- to demand that the Company buys out all or part of the shares a shareholder owns, in cases stipulated by law.

IX. ISSUING SHARES AND OTHER SECURITIES

9.1 The Company is entitled to issue additional shares and other securities by subscription and conversion. In the event the share capital of the Company is increased at the expense of its property, the Company shall issue additional shares distributing them among its shareholders.

9.2 In the event the Company issues shares and other securities convertible into shares by subscription, the Company shall be entitled to conduct a public and private offering.

9.3 Fractional shares, which may emerge as a result of the execution of preemptive rights by shareholders for purchasing additional shares or during consolidating shares, shall be rounded off to a whole number in accordance with arithmetical rules with an accuracy to the third decimal place.

X. ACQUIRING ISSUED SHARES BY THE COMPANY

10.1 The Company shall be entitled to buy out shares issued by it, on the basis of a decision of the General Shareholders' Meeting on reducing the share capital of the Company by buying out part of the issued shares for a reduction in their total amount.

10.2 The shares acquired by the Company on the basis of a decision of the General Shareholders' Meeting on reducing the share capital of the Company by buying out its shares for the reduction of their total amount, shall be redeemed at the moment of their purchase by the Company.

10.3 The Company shall be entitled to buy issued shares by the resolution of the Board of Directors in accordance with Paragraph 2 of Article 72 of the Federal Law "On Joint-Stock Companies".

10.4 The shares acquired by the Company in accordance with Paragraph 2 of Article 72 of the Federal Law "On Joint-Stock Companies", shall not grant the right to vote; they shall not be taken into account when counting votes; no dividends can be accrued on them. Such shares shall be sold at their market price not later than within one year from the date of their purchase by the Company. Otherwise, the General Shareholders' Meeting shall make a decision on the reduction of the share capital of the Company through the redemption of the mentioned shares.

10.5 The payment for the issued shares acquired by the Company can be executed by monies, securities, other property, ownership and other rights, which have money value.

10.6 When making a decision to purchase issued shares, the Company shall observe the restrictions established by federal law.

XI. DIVIDENDS

11.1 The dividend is a part of the net profit of the Company for a reported period, which is to be distributed among shareholders proportionally to the amount of their shares of a corresponding category and type.

Dividends shall be paid from the Company's profit after tax (net profit of the Company). The Company's net profit shall be determined on the basis of accounting records of the Company. Dividends on preferred shares of selected categories can also be paid from the Company's special funds, formed for this purpose earlier.

11.2 The Company shall be entitled to make a decision on (to announce) the payment of dividends on issued shares by the end of the first quarter, the first half, the first nine months of a financial year and(or) by the end of a fiscal year.

The decision on paying (announcing) dividends by the end of the first quarter, the first half and the first nine months of a financial year can be made during three months after the end of the respective period.

The decision on paying (announcing) dividends, including decisions on the amount of dividends and the form of its payment on shares of each category (type) shall be made by the General Shareholders' Meeting. The amount of dividends shall not exceed the amount recommended by the Board of Directors of the Company.

11.3 A dividend shall be paid in monies and(or) securities.

11.4 Dividends for the first quarter, the first half and the first nine months of a financial year shall be paid not later than 60 days after the decision on dividend payments was made. Annual dividends shall be paid before December 31 of each current year.

11.5 In order to pay dividends, the Company shall draw a list of persons eligible to receive dividends. This list shall be made on the basis of data contained in the register as of the date of drawing a list of persons eligible to participate in the General Shareholders' Meeting.

11.6 While making a decision on (announcing) the payment of dividends, the Company shall observe the restrictions established by federal law.

XII.CORPORATE BODIES

12.1 The following are executive governing bodies of the Company:

- the General Shareholders' Meeting;
- the Board of Directors;
- the sole executive authority (the General Director);
- Joint executive authority (Executive Board).

In the event of the appointment of the Liquidation Commission, all the functions regarding the conduct of the Company's business shall be transferred to the commission.

12.2 The Audit and Compliance Commission is the body controlling the financial and economic activities of the Company.

12.3 The General Shareholders' Meeting elects the Board of Directors and the Audit and Compliance Commission.

12.4 The Registrar performs the functions of the Counting Commission.

12.5 In the event of voluntary liquidation, the General Shareholders' Meeting shall elect the Liquidation Commission. In the event of forced liquidation, the Liquidation Commission is appointed by a court (an arbitration court).

XIII. GENERAL SHAREHOLDERS' MEETING

Competence of the General Shareholders' Meeting

13.1 The General Shareholders' Meeting holds the ultimate decision-making authority of the Company.

The General Shareholders' Meeting can make decisions (the formats of holding the General Shareholders' Meeting):

- by convening the General Shareholders' Meeting "in person" in order to discuss issues included on the agenda and make decisions on issues put to a vote without sending (handing out) ballots prior to the General Shareholders' Meeting;
- by convening the General Shareholders' Meeting "in person" in order to discuss issues included on the agenda and make decisions on issues put to a vote with the prior sending (handing out) of voting ballots prior to the General Shareholders' Meeting ;
- by "absentee vote" (without convening the General Shareholders' Meeting "in person" in order to discuss issues included on the agenda and make decisions on issues put to a vote).

The Company shall hold the General Shareholders' Meeting every year not earlier than 2 months after and not later than 6 months after the end of each fiscal year

The General Shareholders' Meeting shall be held in Moscow.

Preparing, convening and holding the General Shareholders' Meeting is made in compliance with the Federal Law "On Joint-Stock Companies", other laws currently in force, the Articles of Association of the Company and Company bylaws regulating activities of the General Shareholders' Meeting.

13.2 The following issues lie within the competence of the General Shareholders' Meeting:

- to adopt amendments and additions to the Articles of Association of the Company or approve a new edition of the Articles of Association (except for cases envisaged in Paragraphs 2 to 5 of Article 12 of the Federal Law "On Joint-Stock Companies");
- to reorganize the Company;
- to liquidate the Company, appoint the Liquidation Commission and approve interim and final liquidation balances;
- to determine the number of Board members, voting procedures, elect members of the Board of Directors and dismiss them before term;
- to elect members of the Audit and Compliance Commission of the Company and dismiss them before term;
- to appoint the Auditor of the Company;
- to determine the number, nominal value, category (type) of authorized shares and rights granted by these shares;
- to increase the share capital of the Company by increasing the nominal value of shares;
- to increase the share capital of the Company by issuing shares by private subscription;
- to issue securities of the Company, convertible into shares, by private subscription;
- to increase the share capital of the Company by issuing, by public subscription, common shares equaling more than 25 percent of the earlier issued common shares;
- to issue, by public subscription, securities of the Company, which can be converted into common shares equaling more than 25 percent of the earlier issued common shares;
- to increase the share capital of the Company by issuing, by public subscription, common shares in the amount of 25 percent or less of the earlier issued common shares in the event the Board of Directors has failed to reach a unanimous agreement on this matter;
- to increase the share capital of the Company by issuing additional shares within the limits, which are fixed for the number and category (type) of authorized shares, at the expense of the Company's property when the issue of additional shares is made by means of their distribution among shareholders in the event the Board of Directors has failed to reach a unanimous agreement on this matter;
- to increase the share capital of the Company by issuing additional preferred shares within the limits, which are fixed to the number of authorized shares of this category (type) by means of their public subscription in the event the Board of Directors has failed to reach a unanimous agreement on this matter;
- to decrease the share capital of the Company by decreasing the nominal value of shares through the acquisition of some shares by the Company in order to reduce

their total number and through the redemption of acquired and repurchased shares (shares at the disposal of the Company);

- to pay (announce) dividends for the first quarter, the first half of the first nine months of a fiscal year;
- to approve annual reports and annual financial statements, including profit-and-loss statements (profit-and-loss accounts) of the Company, as well as profit distribution (including the disbursement (announcement) of dividends excluding profits distributed as dividends for the first quarter, the first half or the first nine months of a fiscal year), and losses of the Company at the end of each fiscal year;
- to determine the standing order of the General Shareholders' Meeting;
- to split and consolidate shares;
- to make decisions on the approval of transactions in cases envisaged in Article 83 of the Federal Law "On Joint-Stock Companies";
- to make decisions on the approval of material transactions in cases envisaged in Paragraph 2 of Article 79 of the Federal Law "On Joint-Stock Companies";
- to make decisions on the approval of material transactions in cases envisaged in Paragraph 3 of Article 79 of the Federal Law "On Joint-Stock Companies";
- to make decisions on the Company's participation in holding companies, financial and industrial groups, associations and other unions of commercial organizations;
- to approve bylaws regulating the functions of the Company's executive governing bodies;
- to make decisions on the remuneration and (or) reimbursement of expenses made by the members of the Audit and Compliance Commission in the process of the execution of their duties; to determine the amount of such remunerations and reimbursements;
- to make decisions on the remuneration and (or) reimbursement of expenses made by the members of the Board of Directors of the Company in the process of the execution of their duties; to determine the amount of such remunerations and reimbursements;
- to make a decision on the reimbursement, at the expense of the Company, of spendings on the preparation and organization of an extraordinary meeting to private individuals and governing bodies that initiated this meeting;
- to determine a list of additional documents, which are obligatory for the Company to keep;

13.3 The General Shareholders' Meeting does not have the authority to consider and make decisions on matters, which are not defined by law and the Articles of Association of the Company as those falling under its competence.

13.4 The General Shareholders' Meeting is not entitled to make decisions on matters, which are not included on the agenda of the meeting, or change the agenda.

13.5 The Chairman of the Board of Directors shall preside over the General Shareholders' Meeting. In the event of the Chairman's absence or refusal to preside over the meeting, a deputy Chairman of the Board of Directors of the Company shall assume this responsibility.

The order of making decisions by the General Shareholders' Meeting.

13.6 A decision put to a vote by the General Shareholders' Meeting shall be made by a majority of votes among the holders of voting shares of the Company, who participate in

the meeting, unless otherwise provided in the Federal Law "On Joint-Stock Companies".

13.7 The General Shareholders' Meeting can make decisions on issues 2, 8-17, 18, 20-26 of Clause 13.2 only at the suggestion of the Board of Directors.

13.8 The General Shareholders' Meeting can make decisions on issues 1-3, 7, 9-12 and 23 of Clause 13.2 by a majority of three fourths of the holders of voting shares of the Company, who participate in the General Shareholders' Meeting.

13.9 The counting of votes during the General Shareholders' Meeting on an issue put to a vote to be resolved by the General Shareholders' Meeting with the participation of the holders of the common and preferred shares of the Company is made jointly by all voting shares.

13.10 Decisions made by the General Shareholders' Meeting and the voting results shall be voiced at the General Shareholders' Meeting, which held the voting on them, or shall be reported to persons, who are included on the list of shareholders eligible to participate in the General Shareholders' Meeting, in a report on the voting results. The results shall be reported not later than 10 days following the drawing of minutes on the voting results and in accordance with established order on reporting on holding the General Meeting.

The minutes of the General Shareholders' Meeting shall be made in two copies not later than 15 days following the closing of the General Shareholders' Meeting or the deadline for accepting absentee ballots if the meeting is held by "absentee vote". The Chairman and the Secretary of the meeting shall sign both copies.

Notice of holding a General Shareholders' Meeting

13.11 The notice of holding the General Shareholders' Meeting shall be made not later than 20 days prior to the meeting, while the notice of holding the General Shareholders' Meeting, whose agenda includes an issue of the Company's reorganization, shall be made not later than 30 days prior to holding it.

The notice of holding the General Shareholders' Meeting shall be published in the printed version of the Rossiyskaya Gazeta newspaper.

In the event the printed version of the Rossiyskaya Gazeta newspaper is closed, the notice of the planned General Shareholders' Meeting shall be published in the printed version of the Vedomosti newspaper.

The Company is entitled to give notice of holding the General Shareholders' Meeting to every person indicated on the list of persons entitled to participate in the General Shareholders' Meeting by registered mail or by direct delivery.

13.12 The information (documents), which should be presented to persons entitled to participate in the General Shareholders' Meeting while preparing the meeting, includes annual accounting statements, including the Auditor's conclusion, the conclusion of the Company's Audit and Compliance Commission based on the results of the examination of the annual accounting statements, data on a candidate (candidates) to the Company's executive governing bodies, the Board of Directors, the Audit and Compliance Commission, the Company's Auditor, a draft of amendments and additions to the Articles of Association of the Company, or a new version of the Articles of Association of the Company, drafts of Company bylaws, which are approved by the General Shareholders' Meeting, draft decisions of the General Shareholders' Meeting, losses of the Company by the end of a fiscal year as well as other documents approved by the Company's Board of Directors.

The list of documents with additional information to be presented to persons eligible to participate in the General Shareholders' Meeting is defined in the Company bylaw called the Provisions on the General Shareholders' Meeting.

13.13 The information (documents), stipulated in Clause 13.12, should be made available to persons eligible to participate in the General Shareholders' Meeting 20 days before and no more than 30 days prior to holding the General Shareholders' Meeting in the event of holding the General Shareholders' Meeting whose agenda includes an issue of the Company's reorganization. Such information (documents) should be available at the premises of the Company's executive governing body or other places whose addresses will be specified in the notice of holding the General Shareholders' Meeting and on the Company's web site www.rbcinfosystems.ru. This information (documents) should be available to persons taking part in the General Shareholders' Meeting during the meeting itself.

The Company shall, at the demand of a person eligible to participate in the General Shareholders' Meeting, present this person with copies of abovementioned documents and(or) send the above documents by e-mail. A fee charged by the Company for presenting copies of documents shall not be higher than expenditures for making such copies.

Proposals to the agenda of a General Shareholders' Meeting of the Company

13.14 The shareholders (a shareholder), who in total own(s) at least 2 percent of the Company's voting shares, are (is) entitled to introduce issues on the agenda of the General Shareholders' Meeting and nominate candidates to the Board of Directors and the Audit and Compliance Commission. The number of candidates shall not exceed the number of members of the corresponding governing body, which is determined in the Articles of Association of the Company.

Such proposals shall be submitted to the Company not later than 30 days after the end of a fiscal year.

13.15 A proposal on including issues on the agenda of the General Shareholders' Meeting shall contain the formulation of each issue being proposed. A proposal on including issues on the agenda of the General Shareholders' Meeting may contain the formulation of the decision for each issue being proposed.

13.16 A proposal regarding the nomination of candidates shall contain the name of each candidate being nominated and the name of the body to which he is proposed to be elected.

13.17 Proposals regarding the introduction of issues on the agenda of the General Shareholders' Meeting and the nomination of candidates shall be made in writing with the indication of the name (company name) of the shareholders (a shareholder) who submitted them, the number and category (type) of shares they (he) hold(s) and shall be signed by the shareholders (a shareholder).

13.18 The Board of Directors of the Company shall consider the submitted proposals and make a decision on including them on the agenda of the General Shareholders' Meeting or about declining to include them on the specified agenda not later than 5 days after the expiry of the deadline for submitting proposals regarding the agenda of the Annual General Shareholders' Meeting and nominating candidates to the Board of Directors, the Audit and Compliance Commission and the Counting Commission as stipulated by the Articles of Association of the Company.

13.19 An issue proposed by shareholders (a shareholder) shall be included on the agenda of the General Shareholders' Meeting, and the nominated candidates shall be included on the list of candidates to be elected to the corresponding governing body of the Company, except for cases when:

- shareholders (a shareholder) fail(s) to meet deadlines, stipulated by the Articles of Association, for introducing issues on the agenda and nominating candidates at the Annual General Shareholders' Meeting;

- shareholders (a shareholder) fail(s) to meet the stipulated deadlines, stipulated by the Articles of Association, for nominating candidates to be elected to the Board of Directors at the Extraordinary General Shareholders' Meeting;
- shareholders (a shareholder) do(es) not own the number of voting shares of the Company stipulated by Paragraphs 1 and 2 of Article 53 of the Federal Law "On Joint-Stock Companies";
- the proposal fails to meet the requirements stipulated in Paragraphs 3 and 4 of Article 53 of the Federal Law "On Joint-Stock Companies" and the requirements of the Articles of Association of the Company based thereupon;
- an issue proposed to be included on the agenda of the General Shareholders' Meeting is beyond its competence according to law and the Articles of Association of the Company and (or) fails to meet the requirements of the Federal Law "On Joint-Stock Companies" and other laws of the Russian Federation.

13.20 The motivated decision of the Board of Directors of the Company about declining to include a proposed issue on the agenda of the General Shareholders' Meeting or a candidate on the list of candidates to be elected to the corresponding governing body of the Company shall be sent to the shareholders (a shareholder), who proposed the issue or nominated the candidate, not later than 3 days after making this decision.

13.21 The Board of Directors of the Company is not entitled to make changes to the formulation of issues proposed to be included on the agenda of the General Shareholders' Meeting, and the formulation of a decision on such issues.

13.22 Apart from issues proposed by shareholders to be included on the agenda of the General Shareholders' Meeting, as well as in the event there are no such proposals, the absence or the insufficient number of candidates proposed by shareholders for the establishment of the corresponding governing body, the Board of Directors of the Company is entitled to include issues on the agenda of the General Shareholders' Meeting or candidates on the list of candidates as it deems necessary.

Extraordinary General Shareholders' Meeting

13.23 The Extraordinary General Shareholders' Meeting is held according to the decision made by the Board of Directors of the Company based on its own initiative, the demand of the Audit and Compliance Commission of the Company, the Auditor of the Company and the shareholders (a shareholder), who own (s) at least 10 percent of the voting shares of the Company on the day the demand is filed.

The Extraordinary General Shareholders' Meeting is convened by the Board of Directors of the Company at the demand of the Audit and Compliance Commission of the Company, the Auditor of the Company or the shareholders (a shareholder), who own(s) at least 10 percent of the voting shares of the Company.

13.24 Within 5 days of the date the demand to convene the Extraordinary General Shareholders' Meeting was filed by the Audit and Compliance Commission of the Company, the Auditor of the Company or shareholders (a shareholder), who own(s) at least 10 percent of the voting shares of the Company, the Board of Directors of the Company shall make a decision on convening the Extraordinary General Shareholders' Meeting or about declining to convene it.

The decision of the Board of Directors of the Company about convening the Extraordinary General Shareholders' Meeting or a motivated decision on declining to convene it shall be sent to the persons demanding that it should be convened not later than 3 days after this decision is made.

The decision to decline to convene the Extraordinary General Shareholders' Meeting at the demand of the Audit and Compliance Commission of the Company, the Auditor of the Company or the shareholders (a shareholder), who own(s) at least 10 percent of the voting shares of the Company, can be made

only on the grounds stipulated by the Federal Law "On Joint-Stock Companies".

The decision of the Board of Directors of the Company about declining to convene the Extraordinary General Shareholders' Meeting can be appealed in court.

13.25 The Extraordinary General Shareholders' Meeting, which is convened at the demand of the Audit and Compliance Commission of the Company, the Auditor of the Company or the shareholders (a shareholder), who own(s) at least 10 percent of the voting shares of the Company, shall be held within 40 days from the moment the demand of holding the Extraordinary General Shareholders' Meeting is presented.

13.26 In the event the suggested agenda of the Extraordinary General Shareholders' Meeting includes an issue on electing members to the Board of Directors (Supervisory Board) of the Company, such a General Shareholders' Meeting shall be held within 70 days from the moment the demand of holding the Extraordinary General Shareholders' Meeting is presented.

13.27 In the event a demand to convene the Extraordinary General Shareholders' Meeting is sent by an unregistered letter or by an ordinary mail, the date of presenting the demand is the date specified by the impression of a date stamp confirming the date of receipt of the postal message. In the event a demand for the Extraordinary General Shareholders' Meeting is sent by registered mail or any other registered mail, the date of presenting the demand is the date of direct delivery of the mail to the Company.

In the event a demand to convene the Extraordinary General Shareholders' Meeting is delivered directly to the Company, the date of presenting this demand is the date of delivery.

13.28 In the event the Board of Directors of the Company fails to make a decision on convening the Extraordinary General Shareholders' Meeting or makes a decision on declining to convene it after the deadline stipulated by the Federal Law "On Joint-Stock Companies" expires, the Extraordinary General Shareholders' Meeting can be convened by Company's governing bodies or persons demanding that it should be convened.

The bodies or persons convening the Extraordinary General Shareholders' Meeting shall have the authority stipulated by the Federal Law "On Joint-Stock Companies", which is required for convening and holding the Extraordinary General Shareholders' Meeting.

In this event, the costs of preparing and holding the Extraordinary General Shareholders' Meeting may be reimbursed by the Company according to the decision of the General Shareholders' Meeting.

Quorum of a General Shareholders' Meeting

13.29 The General Shareholders' Meeting shall be valid (have a quorum) if the shareholders, who own a total of more than a half of the votes represented by the voting shares of the Company allowing for voting for at least one issue on the agenda, participate in it.

In the event by the beginning of the General Shareholders' Meeting there is no quorum for any of the issues on the agenda of the General Meeting, the beginning of the meeting is postponed for no more than 2 hours.

Participants of the General Shareholders' Meeting, which is held by convening the General Shareholders' Meeting "in person" in order to discuss the issues on the agenda and to make decisions on the issues put to a vote without a preliminary sending (handing out) of voting ballots before the General Shareholders' Meeting is held, shall be the shareholders who registered to participate in it.

Participants of the General Shareholders' Meeting, which is held by convening the General Shareholders' Meeting "in person" in order to discuss the issues on

the agenda and to make decisions on the issues, which were put up to a vote with a preliminary sending (handing out) of voting ballots before the General Shareholders' Meeting is held, shall be shareholders who registered to participate in it as well as shareholders whose ballots were received not later than 2 days prior to holding the General Shareholders' Meeting.

Participants of the General Shareholders' Meeting, which is held by "absentee vote", shall be the shareholders whose ballots were received before the deadline for accepting ballots.

13.30 In the event there is no quorum for holding the Annual General Shareholders' Meeting, a second General Shareholders' Meeting shall be held with the same agenda. In the event there is no quorum while holding the Extraordinary General Shareholders' Meeting, a second General Shareholders' Meeting may be held with the same agenda.

A second General Shareholders' Meeting shall be valid (have a quorum) if the shareholders, who own a total of at least 30 percent of the votes represented by the voting shares of the Company, participate in it.

Voting ballots

13.31 The vote on the issues on the agenda the General Shareholders' Meeting shall be executed by voting ballots.

13.32 While holding the General Shareholders' Meeting by "absentee vote" and while holding the General Shareholders' Meeting by convening the Shareholders' Meeting "in person" in order to discuss the issues on the agenda and make decisions on the issues put to a vote with a preliminary sending (handing out) of voting ballots before the General Shareholders' Meeting is held, a voting ballot shall be sent or handed out to every person indicated on the list of persons entitled to participation in the General Shareholders' Meeting, which is to be confirmed by their signatures, not later than 20 days prior to the General Shareholders' Meeting.

Voting ballots shall be sent by registered mail.

13.33 While holding the General Shareholders' Meeting, except for the General Shareholders' Meeting held by "absentee vote", the persons included on the list of persons entitled for participation in the General Shareholders' Meeting (or their agents) are entitled to participate in such a meeting or send filled-out ballots to the Company. While determining the quorum and tallying the results of the vote, the voting ballots are calculated if they were received by the Company not later than 2 days prior to the date of holding the General Shareholders' Meeting.

13.34 A voting ballot shall contain the data indicated in Paragraph 4 of Article 60 of the Federal Law "On Joint-Stock Companies" and information specified in the Provisions on the General Shareholders' Meeting. A voting ballot may contain additional information, which is determined by the Board of Directors while approving the form and the text of the voting ballot.

13.35 In the event of voting, which is executed by voting ballots, the votes on the issues shall be tallied, in which a voter left only one of a number of possible choices. The voting ballots, which were filled out without meeting this requirement shall be recognized as null and void.

13.36 While tallying votes, in the event there is two or more ballots filled out by one person in which he left various choices for the same issue on the agenda of the General Meeting, all voting on this issue in ballots is recognized as null and void.

This rule is not applied to voting ballots if the following conditions are observed simultaneously: 1) if a ballot is signed by a person who issued a power of attorney for voting in regard to shares transferred after the date of drawing a list of persons eligible to participate in the General Meeting and(or) persons acting on the basis of such powers of attorneys; 2) if the fields of ballots, used for specifying the number of votes for each voting choice, contain the number of votes cast for the corresponding choice and the corresponding remarks that

the voting was conducted in compliance with instructions from the purchaser of shares transferred after the date of drawing a list of persons eligible to participate in the General Meeting and(or) according to instructions of owners of depositary securities, or remarks that the voting was conducted by a power of attorney issued for shares transferred after the date of drawing a list of persons eligible to participate in the General Meeting or that a part of shares was transferred after the date of drawing a list of persons eligible to participate in the General Meeting.

13.37 If, while electing the Audit and Compliance Commission and approving the Auditor of the Company, the "YES" choice is left for the number of candidates larger than the number of vacant positions, this part of the voting ballot shall be recognized as null and void.

The rule for such ballots, as mentioned in the first paragraph of this clause, is not applied in the event ballots are signed by a person voting by shares transferred after the date of drawing a list of persons eligible to participate in the General Meeting, in compliance with instructions from the purchasers of such shares, and(or) persons voting by shares circulated outside the Russian Federation in the form of depositary receipts, in compliance with instructions from the owners of depositary securities and with the corresponding notice that the voting was conducted in compliance with instructions of the owner of shares transferred after the date of drawing a list of persons eligible to participate in the General Meeting and(or) in compliance with instructions from the owners of depositary securities, or remarks that the voting was conducted by a power of attorney issued for shares transferred after the date of drawing a list of persons eligible to participate in the General Meeting or that a part of shares was transferred after the date of drawing a list of persons eligible to participate in the General Meeting.

If while electing the members of the Board of Directors, a shareholder distributed more votes than he originally had, the ballot shall be recognized as null and void.

13.38 If, when electing members to the Audit and Compliance Commission of the Company, the number of candidates receiving more than 50 percent of the votes of shareholders, who take part in the voting on this issue, is more than the quantitative composition of the above bodies, the candidates who muster the largest number of votes are elected.

13.39 If a voting ballot contains a number of issues, which were put to a vote, the failure to meet the above-mentioned requirements in one or several issues shall not result in the recognition of the voting ballot as null and void as a whole.

If a voting ballot does not allow for the identification of a person (a shareholder or his agent), who voted with this ballot, the votes represented by such ballot shall not be taken into account while tallying the results of the vote.

While holding the General Meeting by "absentee vote", the voting ballots received by the Company after holding the General Shareholders' Meeting (the deadline for receiving the voting ballots) shall be recognized as null and void.

If while holding the General Meeting by convening the General Shareholders' Meeting "in person" in order to discuss issues on the agenda and make decisions on issues put to a vote, with a preliminary sending (handing out) of voting ballots prior to holding the General Shareholders' Meeting, ballots are found in a ballot-box, which were sent to shareholders prior to holding the General Shareholders' Meeting, these ballots shall be recognized as null and void since they were received by the Company later than two days prior to the date of holding a meeting.

If a voting ballot is recognized as null and void, the votes on the issues it contains shall not be tallied.

Counting Commission

13.40 The functions of the Counting Commission are executed by the Registrar of the Company.

13.41 The Counting Commission checks out the authority and registers persons participating in the General Shareholders' Meeting, determines the quorum of the General Shareholders' Meeting, clears up the issues arising while shareholders (or their agents) exercise their right to vote at the General Meeting, explains the procedure of voting on the issues put to a vote, secures the established procedure of voting and shareholders' rights of their participation in voting, tallies votes and sums up the results of voting, draws minutes on the voting results, submits voting ballots to the archive and performs other functions stipulated in these Articles of Association and Company bylaws.

XIV. BOARD OF DIRECTORS

Competence of the Board of Directors

14.1 The Board of Directors conducts the general management of the Company's activities except for decisions on the issues, which are classified as lying within the competence of the General Shareholders' Meeting by federal law and the Company's Articles of Association.

14.2 The Board of Directors shall be entitled to:

- elect the sole executive authority of the Company;
- terminate the authority of the sole executive body of the Company before term;
- create of joint executive authority of the Company – Board of Directors, dismiss members of the Board of Directors ahead of schedule;
- determine top-priority guidelines of the Company's activities, including the approval of quarterly and annual budgets of the Company;
- convene the Annual and Extraordinary General Shareholders' Meetings, except for the cases stipulated in Paragraph 8 of Article 55 of the Federal Law "On Joint-Stock Companies";
- approve the agenda of the General Shareholders' Meeting;
- determine the date of drawing up a list of persons eligible to participate in the General Shareholders' Meeting and other issues qualified as lying within the competence of the Board of Directors of the Company in accordance with the provisions of Article VII of the Federal Law "On Joint-Stock Companies" and connected with preparing and holding the General Shareholders' Meeting;
- give preliminarily approval of the annual reports of the Company;
- increase the share capital of the Company by issuing additional shares within the number and category (type) of authorized shares at the expense of the Company's property, when the issue of additional shares is carried out by distributing them among shareholders;
- increase the share capital of the Company by issuing additional common shares within the number of authorized shares of this category (type) by public subscription in the amount of 25 percent or less of the previously issued common shares of the Company;
- increase the share capital of the Company by issuing additional preferred shares within the number of authorized shares of this category (type) by public subscription;

- issue securities convertible into common shares by public subscription, in the amount of 25 percent or less of the previously issued common shares;
- issue bonds convertible into preferred shares and other securities convertible into preferred shares, by public subscription;
- issue bonds, which cannot be converted into shares and other securities, which cannot be converted into shares;
- approve the decision about issuing securities, the Securities Offering Prospectus, the report on issuing securities, make amendments and additions to them;
- determine the price (value) of property, the price of the issue and redemption of securities in cases stipulated by the Federal Law "On Joint-Stock Companies";
- purchase the issued shares of the Company in accordance with Paragraph 2 of Article 72 of the Federal Law "On Joint-Stock Companies";
- purchase bonds and other securities issued by the Company in cases stipulated by the Federal Law "On Joint-Stock Companies";
- approve the report on the results of purchasing shares, which were purchased in accordance with Paragraph 1 of Article 72 of the Federal Law "On Joint-Stock Companies";
- make recommendations to the General Shareholders' Meeting regarding the amount of remunerations and reimbursements to be paid to the members of the Audit and Compliance Commission;
- determine the amount of payment for the Auditor's services;
- make recommendations to the General Shareholders' Meeting regarding the amount of dividend for the shares for the first quarter, the first half, the first nine months of a fiscal year and(or) for a fiscal year and the procedure of dividend payment;
- make recommendations to the General Shareholders' Meeting regarding the procedure of distributing profit and losses of the Company at the end of a fiscal year;
- the use of the reserve fund and other funds of the Company;
- approve Company bylaws, except for the bylaws regulating the activities of the Company governing bodies, which are approved by the decision of the General Shareholders' Meeting as well as other Company bylaws, whose approval is qualified by the Articles of Association as lying within the competence of the sole executive authority of the Company, make additions and amendments to these documents;
- create and liquidate branches, open and close the Company's offices, approve the Branch and Office Provisions and make additions and amendments to them;
- create committees and commissions of the Board of Directors of the Company;
- make amendments to the Articles of Association of the Company, which are related to the establishment of branches, opening offices of the Company and their liquidation;
- approve material transactions in cases stipulated by Chapter X of the Federal Law "On Joint-Stock Companies";
- approve deals stipulated by Chapter XI of the Federal Law "On Joint-Stock Companies";
- approve the Company's Registrar and the conditions of an agreement with it as well as terminate the agreement with the Registrar of the Company;
- approve procedures of internal control over financial and business activities of the Company; make decisions at any time about the examination of financial and business activities of the Company;

- determine the person authorized to sign an agreement on behalf of the Company with the sole executive authority;
- determine the list of additional documents, which should obligatorily be stored with the Company;
- approve the terms of contracts with executive authorities of the Company, determine the requirements for professional skills and remuneration of General Director, members of the Executive Board, top managers of the main structural divisions of the Company;
- make a decision about appointing a temporary Acting General Director while the General Director, elected by the General Shareholders' Meeting, is incapable of fulfilling his duties (temporary inability to work, vacation, business trips, etc.);
- other issues stipulated by the Federal Law "On Joint-Stock Companies" and the Articles of Association of the Company.

14.3 The issues, which are qualified as lying within the competence of the Board of Directors of the Company, cannot be transferred to the executive authority of the Company to make a decision thereon.

14.4 According to the decision of the General Shareholders' Meeting, in the period of fulfilling their duties, the members of the Board of Directors of the Company may be paid a remuneration and (or) reimbursement for their expenditures.

Election of the Board of Directors

14.5 The members of the Board of Directors of the Company shall number 9, as elected by the General Shareholders' Meeting.

Candidates for the Company's Board of Directors can be nominated by shareholders (shareholder) who own(s) a total of no less than 2 percent of the voting shares of the Company.

14.6 The elections of the members of the Board of Directors shall be executed by cumulative vote.

14.7 In the cumulative vote the number of votes belonging to each shareholder is multiplied by the number of persons who should be elected to the Board of Directors of the Company, and a shareholder is entitled to cast all these votes for one candidate or distribute them among two or more candidates.

The candidates who muster the largest number of votes shall be recognized as the members elected to the Board of Directors of the Company.

14.8 The members of the Board of Directors of the Company shall be elected for the term until the next Annual Shareholders' Meeting.

Persons elected to the Board of Directors may be reelected an unlimited number of times.

14.9 In the event the Annual General Shareholders' Meeting was not held before the deadline stipulated in Paragraph 1 of Article 47 of the Federal Law "On Joint-Stock Companies", the authority of the Board of Directors is terminated except for the authorities of preparing, convening and holding the Annual General Shareholders' Meeting.

14.10 In the event the term of the Board of Directors' authority expires, and the General Shareholders' Meeting fails to elect the members of the Board of Directors in the number, which constitutes a quorum for holding a Board of Directors' meeting, set in these Articles of Association, the authority of the Board of Directors shall be valid until the General Shareholders' Meeting elects members of the Board of Directors in the number, which constitutes the specified quorum.

14.11 After being elected, members of the Board of Directors shall disclose information allowing for establishing affiliation of a board member with shareholders or counteragents of the Company and with their affiliated persons. Such information should be

disclosed in the form of a personal application by the elected member of the Board of Directors.

14.12 A member of the Board of Directors does not need to be a shareholder of the Company. Only a private individual can be a member of the Board of Directors of the Company. Candidates to the Company's Board of Directors shall comply with requirements set in the Provisions on the Board of Directors.

14.13 A member of the Board of Directors is entitled to divest himself of his authority by his own free will by notifying in writing the Chairman of the Board of Directors thereof and specifying the date of divesting himself of his authority. The authorities of the rest of the members of the Board of Directors are not terminated except for the case stipulated in the next Paragraph of the Articles of Association of the Company.

14.14 In the event the number of the members of the Board of Directors diminishes by more than a half of the number of the members of the Board of Directors determined by the Articles of Association of the Company, the Board of Directors shall make a decision on holding the Extraordinary General Shareholders' Meeting to elect a new Board of Directors of the Company. The remaining members of the Board of Directors are entitled to make a decision only about convening such the Extraordinary General Shareholders' Meeting.

14.15 According to a decision of the General Shareholders' Meeting, all the members of Board of Directors can be dismissed ahead of schedule.

If the authority of all members of the Board of Directors are terminated before term, and the Extraordinary General Shareholders' Meeting fails to elect the members of the Board of Directors in the number, which constitutes a quorum for holding a Board of Directors' meeting, which is stipulated by the Provisions on the Board of Directors, then the authority of the members of the Board of Directors will be valid until the General Shareholders' Meeting elects the members of the Board of Directors in the number, which constitutes the specified quorum.

Chairman of the Board of Directors

14.16 The Chairman of the Board of Directors shall be elected by the members of the Board of Directors of the Company from the members of the Board of Directors by the majority of votes of all members of the Board of Directors of the Company without taking into account the votes of former members of the Board of Directors.

14.17 The Board of Directors is entitled to reelect its Chairman at any time by a majority of votes of all members of the Board of Directors without taking into account the votes of former members of the Board of Directors.

14.18 The Chairman of the Board of Directors of the Company shall organize its work, convene meetings of the Board of Directors of the Company and chair them, as well as organize the minutes of the Board of Directors' meetings.

14.19 If the Chairman of the Board of Directors of the Company is absent, his functions are performed by a Deputy Chairman of the Company's Board of Directors.

Board of Directors' Meeting

14.20 A meeting of the Board of Directors is convened by the Chairman of the Board of Directors of the Company at his own initiative, at the demand of a member of the Board of Directors, the Audit and Compliance Commission of the Company or the Auditor of the Company and the sole executive authority of the Company.

14.21 While determining the quorum and the results of votes on the issues on the agenda, an opinion in writing of a member of the Board of Directors of the Company, who is absent at a meeting of the Board of Directors, shall be taken into account.

14.22 A decision of the Board of Directors may be made by "absentee vote". The procedure of convening and holding meetings of the Board of Directors of the Company as well as the procedure of making decisions by "absentee vote" shall be determined in the Provisions on the Board of Directors.

14.23 A quorum for holding a meeting of the Board of Directors is the presence in person and(or) the presence of written opinions of more than a half of the members of the Board of Directors, which is determined by the Articles of Association, except for the quorum for the issues, the decision on which requires unanimity, the majority of three fourths or the majority of all members of the Board of Directors, according to the Federal Law "On Joint-Stock Companies" and the Articles of Association of the Company, without taking into account the votes of former members of the Board of Directors, and the majority of Board members who are not related parties in a transaction of the Company.

14.24 A decision of the Board of Directors, which is made by "absentee vote", is recognized as valid, if more than a half of the number of members of the Board of Directors determined by the Articles of Association of the Company, participate in absentee voting, except for the issues, the decision on which requires unanimity, the majority of three fourths or the majority of all members of the Board of Directors, according to the Federal Law "On Joint-Stock Companies" and the Articles of Association of the Company, without taking into account the votes of former members of the Board of Directors.

14.25 Decisions at a Board of Directors' meetings shall be made by the majority of votes of the members of the Board of Directors of the Company, who participate in a meeting and(or) expressed their opinions in writing, unless it is otherwise specified in the Federal Law "On Joint-Stock Companies" and the Articles of Association of the Company.

A decision of the Board of Directors, which is made by "absentee vote", is recognized as made, if over a half of the members of the Board of Directors, who participated in absentee voting, voted for it, unless it is otherwise specified in the Federal Law "On Joint-Stock Companies" and the Articles of Association of the Company.

The decisions on the following issues shall be made by all members of the Board of Directors unanimously, without taking into account the opinions of former members of the Board of Directors:

- increasing the share capital of the Company by issuing additional shares within the number and categories (types) of authorized shares at the expense of the Company's property, when the issue of additional shares is carried out by distributing them among shareholders;
- increasing the share capital of the Company by issuing additional common shares within the number of shares of this category (type) by public subscription in the amount of 25 percent or less of previously issued common shares of the Company;
- increasing the share capital of the Company by issuing additional preferred shares within the number of authorized shares of this category (type) by public subscription.

If the Board of Directors of the Company fails to reach unanimity on the above-mentioned issues, then according to a decision made by the Board of Directors, these issues may be introduced to the General Meeting for making a decision thereupon.

Decisions on the following issues are made by a majority of three fourths of the votes of the members of the Company's Board of Directors who participate in a meeting of the Board of Directors:

- defining priority directions in the Company's activities;
- giving recommendations to the General Shareholders' Meeting regarding the size of dividends for shares and the procedure of paying these dividends;
- giving recommendations to the General Shareholders' Meeting on the procedure of the Company's profit and loss distribution by the end of a fiscal year;

- introducing issues on the Company's reorganization or liquidation for the General Shareholders' Meeting.

A decision on the approval of party-related transactions of the Company, is made by the Board of Directors by the majority of the votes of the Directors who are not related parties in this transaction. If the number of Directors who are not related parties in the transaction is less than a quorum determined by the Articles of Association of the Company as obligatory for holding a Board of Directors' meeting, then the decision on this issue shall be made by the General Shareholders' Meeting.

In the event of approval of the terms of the contracts with General Director and members of the Executive Board of the Company the votes of General Director and members of Executive Board of the Company should not be taken into account.

14.26 While making decisions on issues at a Board of Directors' meeting, each member of the Board of Directors has one vote.

The transfer of a voting right by a member of the Board of Directors to another person, including another member of the Board of Directors, is not permitted.

In the event of an equality of votes of the members of the Board of Directors while making decisions, the Chairman of the Board of Directors shall have a casting vote.

XV. THE EXECUTIVE AUTHORITIES OF THE COMPANY

15.1 The General Director of the Company being the sole executive authority of the Company carries out the management of day-to-day business of the Company and leads its joint executive authority – the Executive Board.

15.2 General Director is entitled to have an authority to carry out the management of day-to-day business of the Company according to legislation of Russian Federation.

General Director can act on behalf of the Company without Power of Attorney.

15.3 The sole executive authority of the Company shall organize the fulfillment of decisions of the General Shareholders' Meeting and the Board of Directors of the Company. Its within the General Director's competence:

- effective day-to-day management of the Company;
- signing official documents of the Company with the right of first signature;
- represent the interests of the Company in Russian Federation and abroad;
- approve the personnel, conclusion of labor contracts of the Company, to offer incentives and impose fines on the staff of the Company;
- carrying out the duties of the Chairman of the Executive Board and organization of its work;
- suggest to the Board of Directors the composition of the Executive Board for approval, conclusion of labor contracts with the members of the Executive Board;
- settlement of transactions on behalf of the Company, unless otherwise specified in the Federal Law "On Joint-Stock Companies" and Articles of Association;
- issuing of binding orders and instructions.

15.4 Rights and duties of the General Director, the schedule for payment of remuneration and the amount of remuneration due for the services of the General Director shall be determined by a contract between the General Director and the Company. On behalf of the Company the contract shall be signed

by the Chairman of the Board of Directors or a person authorized by the Board of Directors of the Company.

15.5 The General Director shall be elected by the Board of Directors of the Company for a term of at least three years.

The General Director is recognized as elected if at least a half of the members of the Board of Directors present at a Board of Directors' meeting vote for him. In the event of an equality of votes of the members of the Board of Directors, the Chairman has a casting vote.

15.6 If the General Director cannot fulfill his duties, the Board of Directors of the Company is entitled to make a decision on the establishment of a temporary sole executive authority of the Company (the General Director) and on holding a meeting of the Board of Directors at the nearest date to decide on the issue of the early termination of the authority of the General Director and on the establishment of a new executive authority of the Company.

15.7 If the authority of the General Director expires or his authority is terminated before term, while a new sole executive authority of the Company has not been established, the Board of Directors of the Company is entitled to make a decision on the establishment of a temporary sole executive authority of the Company (the General Director) and on holding the a meeting of the Board of Directors at the nearest date to decide on the issue of establishing a new sole executive authority of the Company.

The temporary executive authority of the Company shall carry out the management of the day-to-day business of the Company within the limits of the competence of the executive authority of the Company.

15.8 The Company's joint executive authority, the Executive Board, shall be formed by the Board of Directors on an annual basis. Within one month after the election of the Board of Directors, the General Director shall submit proposals on the composition of the Executive Board and candidates for seats on the Executive Board to the Board of Directors for approval. The Board of Directors shall be entitled to reject specific candidates for seats on the Executive Board.

15.9 The term in office of members of the Executive Board shall begin at the moment of their approval by the Board of Directors and shall finish at the moment of the approval of a new composition of the Executive Board by the Board of Directors. The Board of Directors can revoke the authority of any member of the Executive Board at any time at the request of the President. The authority of a newly appointed member of the Executive Board, replacing a dismissed member, shall be valid until the approval of a new composition of the Executive Board by the Board of Directors.

A member of the Executive Board shall be entitled to resign from the Executive Board ahead of schedule. The resignation shall be sent in to the General Director, and the respective issue shall later be submitted to the Board of Directors for consideration.

The timetable, the procedure for summoning and holding of meetings and the decision-making procedure shall be stipulated in the Provisions on the Executive Board.

15.10 The jurisdiction of the Company's Executive Board shall cover the following matters:

- Development and implementation of the Company's current commercial policy, intended to enhance its profitability and competitiveness;
- Development and approval of prospective plans for the company's operations, the budget and investment program of the Company;

- Organization of general meetings of shareholders and the work of the Board of Directors of the Company; provision of support for the implementation of decisions made by the Board of Directors;
- Development and implementation of the general strategy of development of subsidiaries, including preparation and pursuing of common policies on production, technical issues, finances, pricing, social issues and human resources.

15.11 The Executive Board shall also be entitled to perform other duties assigned to it by the General Director of the Company, and assign some of its responsibilities to the General Director.

XVI. RESPONSIBILITIES OF MEMBERS OF THE BOARD OF DIRECTORS AND THE EXECUTIVE AUTHORITY OF COMPANY

16.1 The members of the Board of Directors of the Company, the sole executive authority of the Company (the General Director), the temporary sole executive authority shall act pursuant to the interests of the Company while executing their rights and meeting their obligations, and fulfill their rights and meet their obligations to the Company reasonably and in good faith.

16.2 The members of the Board of Directors, the sole executive authority of the Company (the General Director) and the temporary sole executive authority shall be responsible to the Company for the losses incurred to the Company by their actions (inaction), unless other grounds and the amount of responsibility are stipulated by federal law of the Russian Federation.

The members of the Board of Directors of the Company, who voted against a decision, which incurred losses to the Company, or who did not participate in the vote, shall not be responsible.

16.3 The Company or shareholders (a shareholder), who own(s) in total at least one percent of the common shares of the Company, are (is) entitled to apply to court against a member of the Board of Directors of the Company, the sole executive authority of the Company (the General Director) demanding the reimbursement of losses incurred to the Company in the case stipulated in Paragraph 2 of Article 71 of the Federal Law "On Joint-Stock Companies".

XVII. AUDIT AND COMPLIANCE COMMISSION

17.1 Control over the financial and economic activities of the Company shall be exercised by the Audit and Compliance Commission. The procedures of the activities of the Audit and Compliance Commission are determined by the Provisions on the Audit and Compliance Commission, which are approved at the General Shareholders' Meeting.

17.2 Three members shall be elected to the Audit and Compliance Commission by the General Shareholders' Meeting for the term until the next Annual General Shareholders' Meeting.

If owing to some reason the elections of the Audit and Compliance Commission did not take place at the General Shareholders' Meeting, the authorities of the current members of the Audit and Compliance Commission shall be prolonged until the election of the Audit and Compliance Commission.

17.3 The authority of some or all members of the Audit and Compliance Commission may be terminated before term by a decision of the General Shareholders' Meeting.

17.4 Both a shareholder of the Company and any other person proposed by a shareholder may be a member of the Audit and Compliance Commission. The members of the Audit and Compliance Commission cannot be members of the Board of Directors of the Company simultaneously or hold other management positions in the Company.

17.5 The following issues lie within the competence of the Audit and Compliance Commission:

- to examine financial documents of the Company, accounting statements, conclusions of the Property Inventory Commission, comparison of the specified documents with the data of primary accounting statements;
- to analyze the accuracy and completeness of accounting statements, tax management and statistics reports;
- to analyze the financial state of the Company, its solvency, the liquidity of assets, the ratio of the Company's own capital and borrowings, net assets and share capital, disclosing the reserves for the improvement of the economic state of the Company and the working out of recommendations for the Company's governing bodies;
- to examine that payments for product and service suppliers are made in a timely manner and correctly as well as payments to the budget and non-budget funds, calculation and payment of dividends, interest on bonds and the repayment of other debts;
- to confirm the authentication of the data included in annual reports of the Company, annual accounting statements, profit-and-loss statements (profit-and-loss accounts), distribution of profit, reports for tax-collecting and statistics authorities and state governing agencies;
- to examine the right of the sole executive authority to make contracts on behalf of the Company;
- to examine the legitimacy of decisions made by the Board of Directors, the sole executive authority, the Liquidation Commission and their correspondence to the Articles of Association of the Company and the decisions of the General Shareholders' Meeting;
- to analyze the correspondence of the decisions made by the General Shareholders' Meeting to law of the Russian Federation and the Articles of Association of the Company.

The Audit and Compliance Commission is entitled to:

- demand personal explanation from the members of the Board of Directors, employees of the Company, including officers, regarding the issues lying within the competence of the Audit and Compliance Commission;
- raise questions to the Company governing bodies about the responsibility of the Company employees, including officers, in the event they violate the Articles of Association of the Company, provisions, rules and instructions approved by the Company;
- attract, on a contract basis, specialists who are not on the Company's staff, to its activities.

17.6 The examination (internal auditing) of the financial and economic activities of the Company shall be carried out according to the results of the Company's activities at the end of the year, as well as at any time at the initiative of the Audit and Compliance Commission of the Company, the decision of the General Shareholders' Meeting, the Board of Directors of the Company or at the demand of shareholders (a shareholder) of the Company, who own(s) in total at least 10 percent of the voting shares of the Company.

17.7 At the demand of the Audit and Compliance Commission of the Company, the persons holding positions in the management of the Company, shall present the documents of the financial and economic activities of the Company.

The specified documents shall be submitted within 3 days of the date of filing the inquiry in writing.

17.8 The Audit and Compliance Commission of the Company is entitled to demand convening the Extraordinary General Shareholders' Meeting according to the procedure stipulated in Article 55 of the Federal Law "On Joint-Stock Companies" and the Articles of Association of the Company.

17.9 The Audit and Compliance Commission is entitled to demand convening a meeting of the Board of Directors of the Company. The Chairman of the Board of Directors is not entitled to decline the Audit and Compliance Commission's demand of convening a Board of Directors' meeting.

17.10 Members of the Audit and Compliance Commission are paid a remuneration and(or) are compensated for expenses connected with fulfilling their duties. The amount of such remuneration and compensation is set according to the decision of the General Shareholders' Meeting in the Provisions on the Audit and Compliance Commission.

XVIII. FUNDS OF THE COMPANY. RECORD KEEPING AND ACCOUNTING REPORTS

18.1 The profit (income), which is retained by the Company after paying taxes, other payments and deductions to the budget and non-budget funds, shall be at the full disposal of the Company and used by it independently.

18.2 A reserve fund of 5 percent of the Company's share capital shall be established, which is designated to cover losses, the redemption of the Company's bonds, the redemption of shares of the Company in the event there are no other assets, and also intended for the settlement of unexpected expenses at the end of a fiscal year.

The amount of annual deductions to the reserve fund of the Company is 5 percent of the net profit of the Company. The specified deductions shall be carried out until the total amount of the reserve fund reaches dimensions stipulated by the Articles of Association of the Company.

18.3 The Company is entitled to establish the following funds: employee shareholding fund, accumulation, consumption, amortization and social development funds.

The funds are established using the Company's net profit. The volume of funds, the procedure of forming and using them are determined by provisions approved by the Board of Directors.

Money from the employee shareholding fund can be allocated exclusively for acquiring shares in the Company, sold by shareholders, to be distributed between employees of the Company. When shares acquired at the expense of the employee shareholding fund are sold to employees of the Company, the money received shall be allocated for the formation of this fund.

18.4 The authentication of the data contained in annual reports of the Company and the annual accounting statements shall be confirmed by the Audit and Compliance Commission of the Company.

Before the Company publishes the documents specified in this paragraph of the Articles of Association, the Company shall attract an Auditor for the examination and confirmation of the annual financial reports, which has no property interests in the Company and its shareholders.

The annual reports of the Company are subject to preliminary approval by the Board of Directors of the Company at least 30 days prior to holding the Annual General Shareholders' Meeting.

XIX. DISCLOSURE OF INFORMATION BY THE COMPANY TO SHAREHOLDERS

19.1 The Company shall provide its shareholders with access to documents stipulated in Paragraph 1 of Article 89 of the Federal Law "On Joint-Stock Companies". Shareholders (a shareholder), who in total own(s) at least 25 percent of the Company's voting shares, are (is) entitled to access the documents of the accounting reports and the minutes of meetings of the collective executive body.

19.2 The documents stipulated in Paragraph 1 of Article 89 of the Federal Law "On Joint-Stock Companies" shall be provided by the Company not later than 7 days from the date the corresponding demand is filed, in order to be viewed at the location of the executive body of the Company. The Company shall provide copies of documents stipulated in Paragraph 1 of Article 89 of the Federal Law "On Joint-Stock Companies" at the demand of persons entitled to access the specified documents. The price charged by the Company for providing the specified copies shall not exceed the cost of their production.

EXHIBIT36

New version No. 2

APPROVED
by a decision of the General Meeting of shareholders in
the RBC Information Systems Joint-Stock Company
Protocol No. 13, dated June 03, 2003
General Director

________________ Yury Rovensky

THE PROVISIONS

on the Audit and Compliance Commission of the Joint-Stock Company "RBC Information Systems" (second version)

Moscow
2003

Table of Contents

1. General Provisions

1.1. The system of controlling commercial operations that is in place at the Joint-Stock Company "RBC Information Systems" (hereinafter referred to as the Company) is aimed at establishing the confidence of investors in the Company and its managerial bodies. The main goal of this control is the protection of investments of shareholders and the Company's assets.

This goal can be achieved through the accomplishment of the following tasks:

(1) adoption and implementation of a financial plan;
(2) setting and enforcement of efficient internal control procedures;
(3) establishment of an efficient and transparent system of management at the Company, including the prevention and foiling of misdeeds by managerial bodies and officials of the Company;
(4) prevention, identification and limitation of financial and operational risks;
(5) guaranteeing the accuracy of financial information to be used or disclosed by the Company.

1.2. The Audit and Compliance Commission is a body that controls financial and commercial operations of the Company, its bodies, officials, departments and services, offices, branches, subsidiaries and other separate divisions.

1.3. In its work the Audit and Compliance Commission shall refer to the law of the Russian Federation, the Company's Articles of Association and these Provisions.

1.4. The authority of the Audit and Compliance Commission shall be defined by the Federal Law "On Joint-Stock Companies." With respect to issues that are not regulated by the Federal Law "On Joint-Stock Companies," the authority of the Audit and Compliance Commission shall be defined by the Company's Articles of Association.

2. Responsibilities of the Audit and Compliance Commission

2.1. The Audit and Compliance Commission shall do the following:

promptly inform the General Meeting of shareholders, the Board of Directors and the Chief Executive about the results of checks (audits) conducted in the form of conclusions or a report;

give an assessment of the accuracy of data to be included in the Company's annual report and the Company's annual accounting statement;

keep commercial secrets, not disclose confidential information that members of the Audit and Compliance Commission have access to during the fulfillment of their duties;

during a check (audit), require that bodies of the Company, directors of departments and services, offices and branches, and officials provide information (documents and materials), whose analysis is within the authority of the Audit and Compliance Commission;

initiate summoning of meetings of the Board of Directors or summoning of an emergency General Meeting of shareholders in the event that misdeeds uncovered in financial and commercial operations or a real threat to the Company's interests require making decisions on issues that are within the authority of these managerial bodies of the Company;

request written explanations of the Chief Executive, members of the Board of Directors, employees of the Company or any officials, dealing with issues that are within the authority of the Audit and Compliance Commission;

record violations of regulations and legal acts, the Articles of Association, charters and instructions by employees of the Company and officials;

audit the results of financial and commercial operations of the Company during each year, as well as at any time at the request of persons, referred to in the Federal Law "On Joint-Stock Companies," the Articles of Association of the Company and these Provisions;

when necessary, engage specialists in specific aspects of financial and commercial operations that hold no posts in the Company in its work.

The Company, represented by the Chief Executive, shall make contracts with specialists in specific aspects of financial and commercial operations who hold no posts in the Company.

2.2. Members of the Audit and Compliance Commission shall attend the General Meeting of shareholders and answer questions of participants of the meeting.

3. The Procedure for Checks (Audits)

3.1. A check (audit) of the results of financial and commercial operations of the Company shall be conducted every year.

A check (audit) of financial and commercial operations of the Company can be conducted during an emergency check. Both a specific commercial transaction of the Company and transactions over a specified time period can be checked during an emergency check.

3.2. The Audit and Compliance Commissionshall work in accordance with a plan that it approves independently, which shall set the procedure and deadlines for audits of operations of the Company and its separate divisions. When necessary, checks of specific aspects of financial operations of the Company and the implementation of the proposals made after the previous checks by separate divisions shall be planned. The working plan, the procedure for audits and programs of targeted checks, as well as proposals of the Commission, based on the results of audits and checks, shall be considered at sessions of the Audit and Compliance Commission. Decisions made at such meetings shall be recorded in a protocol.

3.3. The Audit and Compliance Commissionshall submit recommendations, based on the results of the check (audit) of financial and commercial operations of the Company during each year, and conclusions that confirm or deny the accuracy of data to be included in the Company's annual report and data contained in the annual accounting statement of the Company not later than 30 days before the date of the annual General Meeting of shareholders.

3.4. An emergency check of financial and commercial operations of the company shall be started not later than 30 days after the date of receiving a request of shareholders for such a check or a respective protocol of the General Meeting of shareholders or a meeting of the Board of Directors. The duration of the check shall not exceed 90 days.

3.5. A check (audit) of financial and commercial operations of the Company shall be conducted at any time on the condition that:

it is initiated by the Audit and Compliance Commission independently;

a respective decision is made at the General Meeting of shareholders;

a respective decision is made by the Board of Directors;

a respective request is received from a shareholder(s) in the Company, who own (in total) not less than 10 percent of the voting shares in the Company.

3.5. A member of the Audit and Compliance Commissionwho discovers any misdeeds shall submit a written description of the misdeeds uncovered, which require any decisions by the Audit and Compliance Commission, to the chairman of the Audit and Compliance Commission.

Within 3 working days after receiving a respective request, the chairman of the Audit and Compliance Commission shall summon a meeting of the Audit and Compliance Commission.

When the Audit and Compliance Commission makes a decision to conduct a check (audit), the chairman of the Audit and Compliance Commission shall organize this check (audit) and shall begin the audit.

3.6. During checks, documents and materials necessary and sufficient for drawing a grounded and undoubted conclusion that a transaction made corresponds with the Company's financial plan and the procedure for making such transactions, adopted by the Company, shall be submitted to the Audit and Compliance Commission. Members of the Commission shall review all existing documents and materials dealing with the subject of the check, as well as new documents that have been received.

3.7. Following a check of financial and commercial operations of the Company, the Audit and Compliance Commission of the Company shall prepare and approve its conclusions.

3.8. The initiators of a check (audit) shall be entitled to recall the request for the check at any moment before the Audit and Compliance Commission makes a decision to conduct the check (audit). They shall give a respective written notice to the Commission.

4. The Procedure for Shareholders in the Company to Request a Check (Audit)

4.1. A check (audit) of financial and commercial operations of the Company shall be conducted at any time at the request of a shareholder(s) in the Company who controls (in total) not less than 10 percent of the voting shares in the Company.

4.2. Shareholders who initiate a check (audit) shall submit a written application to the Audit and Compliance Commission, containing the following:

the full name(s) (corporate name(s)) of the shareholders;

information on shares that belong to them (number, category, type);

grounded justification for the request.

The request shall be signed by a shareholder or a shareholder's authorized representative. If a request is signed by an authorized representative, a respective proxy shall be attached.

In the event the a request is initiated by a legal entity, the signature of a representative of this legal entity, acting on the basis of the Articles of Association without a proxy, shall be certified by the stamp of this legal entity. In the event a request is signed by a representative of a legal entity, acting on behalf of the legal entity on the basis of a proxy, the proxy shall be attached to the request.

4.3. The request of the initiators of the audit shall be sent to the Company's address for the chairman of the Audit and Compliance Commission or shall be submitted to the Company.

The date of submission of a request shall be the date of its receiving by the Company or the date of its submission to the Company.

4.4. Within 5 working days after the date of submission of a request, the Audit and Compliance Commission shall make a decision to conduct a check (audit) of financial and commercial operations of the Company or give a reasoned refusal to conduct a check.

4.5. The Audit and Compliance Commission can refuse to conduct a check (audit) under the following circumstances:

shareholders who submitted the request do not own a sufficient number of voting shares;

the request does not specify the reason for conducting a check (audit);

facts that are the reasons for the request have already been checked (audited), and respective conclusions have been approved by the Audit and Compliance Commission;

the request is not in accordance with law, regulations and legal acts of the Russian Federation or provisions of the Articles of Association of the Company.

4.6. A shareholder(s) who submits a request for conducting a check (audit) of financial and commercial operations of the Company shall be entitled to submit another request for conducting a check (audit) not earlier than one month after the submission of the first of the requests mentioned to the Audit and Compliance Commission.

5. The Procedure for Making Requests for Summoning an Emergency General Meeting

5.1. A request for summoning an emergency General Meeting of shareholders shall be approved by a majority of members of the Audit and Compliance Commission who were present at the meeting of the Commission.

This request shall be signed by the chairman of the Audit and Compliance Commission.

5.2. The Audit and Compliance Commission's request for summoning an emergency General Meeting of shareholders shall be sent to the Company in writing by registered mail with a return receipt or shall be submitted to the Company.

The date of receiving such request shall be the date of receiving this request by the Company or the date of its submission to the Company.

The Audit and Compliance Commission's request shall contain the following:

Suggested questions on the agenda and drafted decisions on them;

Clearly formulated reasons for adding these questions to the agenda;

Suggested form of the meeting.

6. Decisions by the Audit and Compliance Commission

6.1. The Audit and Compliance Commission shall make decisions on issues that are within its authority in accordance with the Federal Law "On Joint-Stock Companies" and the Articles of Association of the Company at its meetings.

The minutes of each meeting of the Audit and Compliance Commission shall be signed by all members of the Audit and Compliance Commission that attended the meeting.

Meetings of the Audit and Compliance Commission shall be held before the beginning of a check (audit) and upon its completion. A member of the Audit and Compliance Commission shall be entitled to request summoning of a meeting of the Commission in the event any misdeeds are uncovered that require an urgent decision.

6.2. Meetings of the Company's Audit and Compliance Commission shall be jointly attended by members of the Commission for discussing questions on the agenda and making decisions on questions on the voting list.

6.3. The quorum for holding meetings of the Audit and Compliance Commission shall be not less than a half of all elected members of the Audit and Compliance Commission.

Decisions at a meeting of the Audit and Compliance Commission shall be approved by a majority of members of the Audit and Compliance Commission who are present at the meeting. The reassignment of the votes from members of the Audit and Compliance Commission to any other person, including any other member of the Audit and Compliance Commission, is not allowed.

6.4. Conclusions of the Audit and Compliance Commission shall be signed by all members of the Audit and Compliance Commission personally. Any member of the Audit and Compliance Commission who disagrees with any conclusion of the Audit and Compliance Commission shall be entitled to prepare a personal opinion, which shall be attached to the conclusions of the Audit and Compliance Commission and shall be their intrinsic part.

If a member of the Audit and Compliance Commission does not sign the conclusion and gives no personal opinion, reasons for that shall be specified in the conclusion.

6.5. It is recommended to submit the conclusion of the Audit and Compliance Commission dealing with the results of an emergency check of financial and commercial operations of the Company to the Audit Committee within 3 days after the end of the check.

6.6. The approved conclusions of the Audit and Compliance Commission, based on the results of a check of financial and commercial operations of the Company at the request of a shareholder(s) shall be sent to this shareholder(s) within 3 days after the date of approval of the conclusions.

7. Members of the Audit and Compliance Commission

7.1. Members of the Audit and Compliance Commission of the Company shall be elected at the annual meeting of shareholders in the Company.

7.2. The Audit and Compliance Commission shall consist of three people. A member of the Audit and Compliance Commission cannot be a shareholder in the Company. Members of the Audit and Compliance Commission shall be considered elected if a majority of common stock holders who were present at the meeting voted for them. Shares that belong to members of the Board of Directors of the Company or persons who hold posts in any managerial bodies of the Company cannot participate in the election of members of the Audit and Compliance Commission.

7.3. Not less than two thirds of the members of the Audit and Compliance Commission shall have a degree in economics (finances) or law.

7.4. The personal characteristics of members of the Audit and Compliance Commission shall give no reason to doubt that they will work in the interests of the Company, and therefore, it is recommended to elect to the Audit and Compliance Commission people who have stainless reputations. The fact of a person committing a crime in the economic sector or a crime directed against the state government, against the interests of civil service and local-self government, as well as a violation of administrative regulations, first of all, deal-

ing with entrepreneurial activities, finances, payments of taxes and duties, and the securities market, shall be considered a factor that undermines this person's reputation.

8. The Chairman of the Audit and Compliance Commission

8.1. The Audit and Compliance Commission shall elect a chairman of its members. The chairman of the Audit and Compliance Commission shall be elected at a meeting of the Audit and Compliance Commission by a majority of all elected members of the Commission.

The Audit and Compliance Commission shall be entitled to elect a new chairman by a majority of votes of all elected members of the Commission, except the votes of members of the Audit and Compliance Commission who had been excluded from the Commission.

8.2. The chairman of the Audit and Compliance Commission shall do the following:

summon and preside over its meetings;

organize the work of the Audit and Compliance Commission;

represent the Audit and Compliance Commission at meetings of the Board of Directors (on invitation) and at the General Meeting of shareholders;

sign documents on behalf of the Commission.

8.3. When the chairman of the Audit and Compliance Commission is absent, its duties shall be carried out by some other member of the Audit and Compliance Commission, authorized by a majority of members of the Audit and Compliance Commission who were present at the meeting.

9. Remuneration and Compensations of Members of the Audit and Compliance Commission

9.1. Shareholders at their General Meeting may choose to remunerate members of the Audit and Compliance Commission during the period when they fulfill their duties and (or) compensate them for expenses related to the fulfillment of their duties. The total amount of such remuneration and compensations shall be set by shareholders at a General Meeting.

9.2. At their General Meeting shareholders may consider the possibility of remunerating members of the Audit and Compliance Commission and compensating them for the fulfillment of their duties as a separate issue on the agenda of the General Meeting of shareholders or within the discussion of the procedure for distributing profits derived during the previous financial year.

9.3. Remuneration shall be provided on the basis of a decision made by shareholders at their General Meeting, depending on the results of the Company's operations over the previous year.

10. Documents of the Audit and Compliance Commission

10.1. Documents of the Audit and Compliance Commission comprise the following:

- protocols of the Audit and Compliance Commission;
- reports of the Audit and Compliance Commission on the results of checks (audits);
- conclusions of the Audit and Compliance Commission.

10.2. The protocol of a meeting of the Audit and Compliance Commission shall be prepared not later than 3 days after the meeting.

The following shall be specified in the protocol:

Place and time of the meeting;

Persons who were present at the meeting;

Persons who declared their personal opinions with respect to decisions made;

The agenda of the meeting;

Questions that were voted on and the results of the voting;

Decisions made.

10.3. Reports of the Audit and Compliance Commission of the results of checks (audits) shall specify the following:

place and time of the check (audit);

members of the Audit and Compliance Commission who took part in the check (audit);

the reason for the check (audit);

a description of violations of law, legal regulations, provisions of the Articles of Association and internal regulations of the Company that have been uncovered;

the names of persons responsible for the violations of law, legal acts, provisions of the Articles of Association and internal regulations of the Company;

references to legal norms, legal acts, the Articles of Associations and internal regulations of the Company, whose violation has been uncovered during the check (audit).

10.4. The Audit and Compliance Commission's conclusions shall specify the following:

Conclusions about compliance with or violation of law, legal acts, the Articles of Association and internal regulations of the Company;

An assessment of the accuracy of data contained in the annual report of the Company and the annual financial statement of the Company;

Requests for information (documents and materials) that were submitted to bodies of the Company, the heads of departments and services, offices and branches, and officials during the check;

Refusals to provide information (documents and materials) that had been received;

Information on requests for summoning a meeting of the Board of Directors and an emergency General Meeting of shareholders, submitted by the Audit and Compliance Commission;

Information on written explanations given by the Chief Executive, members of the Board of Directors, officials and employees of the Company;

A description of violations of law, legal acts, the Articles of Association, charters, rules and instructions of the Company by employees of the Company and its officials;

Information on the engagement of specialists in specific aspects of financial and commercial operations, who hold no posts in the Company, in the Audit and Compliance Commission's work and the execution and fulfillment of contracts with them.

10.5. Documents of the Audit and Compliance Commission shall be signed by members of the Audit and Compliance Commission, and they do not need to be certified by the Company's seal.

10.6. The chairman of the Audit and Compliance Commission shall hand over the original documents of the Audit and Compliance Commission to the Chief Executive of the Company for storage, and a respective memorandum on this shall be prepared.

10.7. The chairman of the Audit and Compliance Commission shall keep the following documents:

- requests for checks (audits);
- the Audit and Compliance Commission's refusals to conduct a check (audit);
- written refusals by officials of the Company to provide information.

10.8. The Company, represented by the Chief Executive, shall give shareholders access to documents of the Audit and Compliance Commission.

At the request of a shareholder, the Company shall provide copies of documents of the Audit and Compliance Commission on a paid basis. The amount of the fee for this service shall be set by the Company, and it shall not exceed the cost of production of copies of the documents and postal charges for mailing the documents.

EXHIBIT37

FINDINGS

of the Audit Commission
of RBC Information Systems Open Joint Stock Company

Moscow May 24, 2004

The findings have been prepared by the Audit Commission of OAO RBC Information Systems, consisting of Irina Solntseva, Tatyana Knyazeva, and represented by Chairperson Alexandra Savchenko.

The Audit Commission has audited the financial and economic operations of OAO RBC Information Systems within the period commencing January 1, 2003 and ending December 31, 2003.

The Audit Commission's key objective was to validate the accuracy of the data in the annual report and the profit and loss statement for the general shareholders' meeting.

Auditing involved the following documents of OAO RBC Information Systems:

- the balance sheet as of January 1, 2004;
- the profit and loss statement for 2003;
- value added tax statements for 2003;
- tax statements for the property and income taxes for 2003.

The Commission has reviewed the results of the audits held by KPMG with a view to confirm the enterprise's annual balance sheet.

The Commission reviewed the findings of the internal audit department in order to determine the accuracy of the enterprise's annual balance sheet.

No violations of legislation have been revealed due to the audit.

The examination has revealed no violations in business accounting; no economic penalties have been imposed on the Company's executive officers, including no penalties imposed on the Company by the state tax service and the regional department of the Federal Commission for the Securities Market.

The Audit Commission has concluded that the Company's balance sheet as of December 31, 2004, is consistent with the requirements for the normative documents, and true.

The Company's financial and economic performance in 2003, as mirrored by the balance sheet, can be submitted for review and consideration to the Company's shareholders and approved at the annual shareholders' meeting as indicated below:

Assets	RUR561.38 million
Liabilities	RUR561.38 million
Profit for the fiscal year to be allocated in 2003	RUR787 thousand
Undistributed profit for the year	RUR787 thousand

Chairperson of the Audit Commission Alexandra Savchenko

Members of the Audit Commission

Irina Solntseva

Tatyana Knyazeva

EXHIBIT38

Auditor Profile

KPMG Limited is a leading provider of consulting and auditing services.

The company KPMG Limited brings together around 100,000 experts in at least 150 countries worldwide.

KPMG Limited's widespread network embraces such regions as America, Europe/Middle East, and Asia/Asian Pacific region.

KPMG Limited has enjoyed permanent representation in Russia since 1990. Most of the KPMG staff, totaling 650 people, are Russian specialists, and assisted by highly-qualified specialists from Great Britain, the USA, Canada, Australia, New Zealand, Germany, Ireland, Denmark and Sweden.

KPMG Limited has considerable experience in cooperating with Russia's largest joint stock companies, as well as with international companies whose shares are traded on the stock market.

KPMG Limited delivers a broad range of insurance, tax and legal, consulting and corporate finance advisory services.

The auditing firm's core activities include report audits, according to both Russian and international accounting standards; assistance in accounting consolidation; assistance in converting Russian accounting; tax and business consulting; professional training; legal consulting; corporate finance services, and assets and business evaluation.

The procedure adopted by KPMG Limited provides examination of accounting audit reports by an associate outside the working team, and a number of other procedures before the audit report is issued.

In 2002, KPMG Limited's revenue reached USD10.72bn, up by 3.9 percent from 2001, and thereby reflecting the high performance of all the company's units.

Auditor Profile

OOO Online Audit has been operating in the auditing and consulting services market for more than three years.

Online Audit Limited Liability Company is a provider of auditing and accounting, as well financial, legal and tax consulting services.

The company maintains governmental licenses for performing general auditing activities.

OOO Online Audit has been placed under no sanctions from licensing authorities for poor quality audits and nonobservance of professional ethics and audit standards.

OOO Online Audit provides the following types of services:

- Audits;
- Tax consulting;
- Tax planning and structuring;
- Accounting setup;
- Accounting;
- Accounting policy development;
- Accounting technique consulting;
- Income declaration preparation consulting;
- Preparation of topical legislation surveys upon clients' requests, based on the specific fields of their activity.

EXHIBIT39

APPROVED
By the Board of Directors of
OAO RBC Information Systems
Chairman of the Board of Directors

______________/G.Kaplun

Data on candidates to members of the Board of Directors of OAO RBC Information Systems

№	Candidate	Education	Employment history	Information on written consent of candidate
1.	German V. Kaplun, born 1968	The Russian Economic Academy	1991-present – Deputy Chairman of the Executive Board of production cooperative ORGTECHNIKA 1993-2000 – General Director of SIBAT Closed Joint Stock Company 1998–2000 – Deputy General Director of ZAO RosBusinessConsulting 2000-2001 – General Director of ZAO RBC Holding 2002-2002 – member of the Executive Board of OAO RBC Information Systems 2001-present – member of the Board of Directors of OAO RBC Information Systems	Consent has been given
2.	Alexander M. Morgulchik, born 1970	The Russian Economic Academy	1996-present – Vice President of ZAO RosBusinessConsulting 1998-present - General Director of OOO Megakor 2000-present – General Director of OOO TELLI 2001-present – member of the Board of Directors of OAO RBC Information Systems	Consent has been given
3.	Dmitry G. Belik, born 1968	The Russian Economic Academy	1996-2000 – General Director of ZAO Akkord-Tsentr 2000-2003 – General Director of ZAO Publishing House RosBusinessConsulting 2000-2000 – Deputy General Director of ZAO RosBusinessConsulting 2002-2002 – member of the Executive Board of OAO RBC Information Systems 2003-2004 – General Director of OOO RBC Reklama 2001-present – member of the Board of Directors of OAO RBC Information Systems	Consent has been given
4.	Sergey Yu. Lukin, born 1967	All-Russian Distance Institute of Finance and Economics	1995-2002 – General Director of ZAO Russky Dom Corporation 2001-2001 – Deputy General Director of OOO RBC Center 2001-present – Deputy General Director	Consent has been given

			of OAO RBC Information Systems 2001-present – member of the Board of Directors of OAO RBC Information Systems	
5.	Oleg A. Dyatlov, born 1967	All-Russian Distance Institute of Finance and Economics	1995-2002 – head of the Business Management Department of ZAO Russky Dom Corporation 2002- present – member of the Board of Directors of OAO RBC Information Systems	Consent has been given
6.	Givi M. Topchishvili, born1963	Moscow University of Chemical Technology	1997-1998 – Executive Director of STIK Ltd. 1999- present – President of Media Press Corp. 1999-present – Executive Director of Global Advertisement Strategies 2002- present – member of the Board of Directors of OAO RBC Information Systems	Consent has been given
7.	Ekaterina A. Lebedeva, born 1971	Moscow Technological Institute of Light Industry	1994-1999 – Deputy Head of the Accounting and Transaction Processing Department of the Moscow Bank for Development of Science and Technologies 1999-2000 – Deputy Director of OOO Sterkh-Expert 2000-2000 – Head of the Project Coordination Department of ZAO RosBusinessConsulting 2001-present – General Director of ZAO RBC Holding 2002-2003 – General Director of ZAO RBC TV 2003–present – General Director of ZAO RBC Engineering 2002-present – member of the Board of Directors of OAO RBC Information Systems	Consent has been given
8.	Leonid A. Khazan, born 1970	Moscow External University of Humanities	1994-1999 – Deputy Head of the Information Processing Department of the Moscow Bank for Development of Science and Technologies 1998-present - Deputy General Director for Marketing and Communications at ZAO RosBusinessConsulting 2002-present – member of the Board of Directors of OAO RBC Information Systems	Consent has been given
9.	Yuri Mostovoy, born 1944	Moscow Aviation Institute	1996-1998 – President of Beechtree 1998-2002 – President of Interval LLC 2002-2002 – Department Head at Barclays Capital 2002-present – member of the Board of Directors of OAO RBC Information Systems 2003–present – Director of RBC Information Systems (Europe) N.V.	Consent has been given

10.	Hans-Joerg Rudloff, born 1940	The University of Bern	1994-1998 – Chairman of MC-BBl 1998-present – Chairman of the Executive Committee of Barclays Capital 2002-present – member of the Board of Directors of OAO RBC Information Systems	Consent has been given
11.	Neil Osborn, born 1949	Worcester College, Oxford, MA Modern History	1983- present – Director of Euromoney Publications PLC 2002-present – member of the Board of Directors of OAO RBC Information Systems	Consent has been given
12.	Michael Hammond, born 1959	University of Rochester, USA	1996-1999 – Director of Robert Fleming & Co./ Jardine Fleming & Co. 2002–present – partner of City Capital Limited; partner of Iverta Limited – Bermuda; partner of Strathbogie Trust Co. Ltd. -Bermuda 2002-present – member of the Board of Directors of OAO RBC Information Systems	Consent has been given

EXHIBIT40

MINUTES No. 27
of a Board meeting
of RBC Information Systems Open Joint-Stock Company
(further - «the Company») of March 18, 2004

A meeting of the Board of Directors of the Company was held with all members in attendance. Location: Congress Center, Davos, Switzerland. Time: March 18, 2004, 3:30 p.m. – 6:30 p.m.

PARTICIPANTS:

Chairman of the Board:
German V. Kaplun

Board Members:
Alexander M. Morgulchik
Sergey Yu. Lukin
Oleg A. Dyatlov
Givi Topchishvili
Hans-Joerg Rudloff
Michael Hammond
Yuri Mostovoy

IN ATTENDANCE:

Natalia Makeeva

Withdrawn Board members: none.
Meeting was attended by eight Board members out of 12 elected.

The number of Board members attending the meeting makes more than half of the Board membership stated in the Articles of Association as a quorum. A quorum was made to hold this Board meeting with the agenda below.
The Chairman of the Board of Directors announced that the meeting was attended by eight Board Members, which made a quorum (66.66 percent) and declared the meeting legitimate.
The Board unanimously elected Alexander M. Morgulchik the SECRETARY OF THE BOARD.

AGENDA:

I. Considering preliminary results of the TV project. Development outlooks through 2004.
II. Convening an annual general meeting of the Company.
III. Approving an agenda for the AGM.
IV. Approving a secretary and a technical moderator of the AGM.
V. Determining the date of making up a list of persons eligible to participate in the annual general meeting based on the Company's Share Register.
VI. Approving a list of candidacies to be mentioned in the voting ballot, who agreed to apply for membership on the Board of Directors or on the Audit Commission.
VII. Deciding on the Auditor of the Company.
VIII. Holding preliminary discussions and submitting the annual report, the consolidated financial statements including the profit and loss statements (profit and loss accounts) of the Company for the consideration by the AGM.

Giving a preliminary approval and submitting an issue of distributing profits and losses of the Company for the year 2003 among shareholders for the consideration by the AGM.

IX. Making a preliminary approval of a new version of the Company's Articles of Association, and introducing it for discussion at the AGM.

X. Making a preliminary approval of a new version of the Regulations of the Board of Directors and submitting it for consideration by the AGM.

XI. Submitting an issue of approving related-party transactions for the consideration by the AGM.

XII. Approving a list of information (materials) to be disseminated among shareholders while preparing for the AGM, as well as the process of doing it.

XIII. Approving the form and wording of the Notice and voting ballots.

XIV. Defining the way and date of sending out Notices.

XV. Approving material transactions.

I. Considering preliminary results of the TV project. Development outlooks through 2004.

REGARDING THE 1st ITEM OF THE AGENDA:

Chairman of the Board of Directors German V. Kaplun reported on the expansion of the broadcasting territory of the RBC TV business channel in Russia. As of the end of March 2004, its area of coverage hit 27.8 million people in Russia. Some 6.3 million viewers watch RBC TV in Moscow and in the Moscow region (including 2.8 million during morning prime-time broadcast on the Stolitsa channel). In addition, RBC TV distributes its signal to 36 major cities of Russia, which ensures to reach over 21.4 million people in the regions. By the end of March, RBC TV broadcasting territory stretched to the major cities of Ukraine with the population of 12.7 million people.

Mr. Rudloff raised an issue of the outlooks for expanding the channel's coverage in Moscow, which has been the number one aim of RBC TV. Mr. Morgulchik replied that it was actively discussed with Mostelecom executives.

Mr. Kaplun shared information about the ad sales for the TV project with the Board of Directors, and presented a revised list of the channel's clients. Several ad contracts were successfully signed by the end of March for the total amount of USD10 million. Mr. Kaplun mentioned that this sum of money accounted for 59 percent of USD16 million that the TV station was hoping to make in 2004.

QUESTION VOTED:

To declare preliminary results of the RBC TV project satisfactory.

Votes "FOR": German V. Kaplun, Alexander M. Morgulchik, Sergey Yu. Lukin, Oleg A. Dyatlov, Givi Topchishvili, Hans-Joerg Rudloff, Michael Hammond, and Yuri Mostovoy. Total: 8.

Votes "AGAINST": none.
Votes "ABSTAIN": none.

IT WAS DECIDED:

To declare preliminary results of the RBC TV project satisfactory.

The decision was made unanimously.

II. Convening an annual general meeting of the Company.

REGARDING THE 2nd ITEM OF THE AGENDA:

Chairman of the Board of Directors German V. Kaplun made a speech on the second item of the agenda and informed all Board Members about the necessity to convene the AGM on time, until July 1, 2004 and prepare it strictly in accordance with Russian law. In addition, Mr. Kaplun submitted his calculations regarding the cost of holding the AGM.

QUESTION VOTED:

To convene the annual general meeting of the Company.
The AGM shall be held with all members in attendance without a preliminary dissemination of voting ballots.

To convene the AGM and registration of participants at the following location: Marriot Grand Hotel, the Sheremetyevsky Hall, 26 Tverskaya Str, Moscow.

To schedule the AGM for June 8, 2004.

To schedule the opening of the AGM for 11:00 a.m.

To schedule the registration of participants for 10:00 a.m.

To approve the AGM expenditure estimate.

Votes "FOR": German V. Kaplun, Alexander M. Morgulchik, Sergey Yu. Lukin, Oleg A. Dyatlov, Givi Topchishvili, Hans-Joerg Rudloff, Michael Hammond, and Yuri Mostovoy. Total: 8.

Votes "AGAINST": none.
Votes "ABSTAIN": none.

IT WAS DECIDED:

To convene the annual general meeting of the company.
The AGM shall be held with all members in attendance without a preliminary dissemination of voting ballots.

To convene the AGM and registration of participants at the following location: Marriot Grand Hotel, the Sheremetyevsky Hall, 26 Tverskaya Str, Moscow.

To schedule the AGM for June 8, 2004.

To schedule the opening of the AGM for 11:00 a.m.

To schedule the registration of participants for 10:00 a.m.

To approve the AGM expenditure estimate.

The decision was made unanimously.

III. Approving an agenda for the AGM.

REGARDING THE 3rd ITEM OF THE AGENDA:

Chairman of the Board of Directors German V. Kaplun took the floor regarding the third item of the agenda and proposed to approve the following agenda for the AGM.

QUESTION VOTED:

To approve the following agenda for the AGM:

1. The approval of the Company's annual report, consolidated financial statements, including the profit and loss statements (profit and loss accounts), as well as the distribution of profits and losses in 2003.
2. The approval of a new version of the Company's Articles of Association.
3. The approval of the Regulations of a new version of the Board of Directors.
4. The election of the Board of Directors of the Company.
5. The election of the Audit Commission of the Company.
6. The approval of the Company's auditor.
7. The approval of related-party transactions.

Votes "FOR": German V. Kaplun, Alexander M. Morgulchik, Sergey Yu. Lukin, Oleg A. Dyatlov, Givi Topchishvili, Hans-Joerg Rudloff, Michael Hammond, and Yuri Mostovoy. Total: 8.

Votes "AGAINST": none.
Votes "ABSTAIN": none.

IT WAS DECIDED:

To approve the following agenda for the AGM:

1. The approval of the Company's annual report, consolidated financial statements, including the profit and loss statements (profit and loss accounts), as well as the distribution of profits and losses in 2003.
2. The approval of a new version of the Company's Articles of Association.
3. The approval of the Regulations of a new version of the Board of Directors.
4. The election of the Board of Directors of the Company.
5. The election of the Audit Commission of the Company.
6. The approval of the Company's auditor.
7. The approval of related-party transactions.

The decision was made unanimously.

IV. Approving a secretary and a technical moderator of the AGM.

REGARDING THE 4th ITEM OF THE AGENDA:

Chairman of the Board of Directors German V. Kaplun proposed candidacies for the secretary and technical moderator of the Company.

QUESTION VOTED:

a) To approve Ekaterina V. Melnikova as the secretary of the AGM.

Votes "FOR": German V. Kaplun, Alexander M. Morgulchik, Sergey Yu. Lukin, Oleg A. Dyatlov, Givi Topchishvili, Hans-Joerg Rudloff, Michael Hammond, and Yuri Mostovoy. Total: 8.

Votes "AGAINST": none.
Votes "ABSTAIN": none.

b) To approve Alexander I. Zvenigorodsky, the Corporate Law Director of the VP Aktiv Ltd. consulting firm, as the technical moderator of the AGM.

Votes "FOR": German V. Kaplun, Alexander M. Morgulchik, Sergey Yu. Lukin, Oleg A. Dyatlov, Givi Topchishvili, Hans-Joerg Rudloff, Michael Hammond, and Yuri Mostovoy. Total: 8.

Votes "AGAINST": none.
Votes "ABSTAIN": none.

IT WAS DECIDED:

a) To approve Ekaterina V. Melnikova as the secretary of the AGM.
b) To approve Alexander I. Zvenigorodsky, the Corporate Law Director of the VP Aktiv Ltd. consulting firm, as the technical moderator of the AGM.

The decision was made unanimously.

V. Determining the date of making up a list of persons eligible to participate in the annual general meeting based on the Company's Share Register.

REGARDING THE 5th ITEM OF THE AGENDA:

Chairman of the Board of Directors German V. Kaplun delivered a speech on the fifth item of the agenda and proposed to prepare a list of persons eligible to participate in the AGM during the next Board Meeting scheduled for the end of March, 2004.

QUESTION VOTED:

To prepare a list of persons eligible to participate in the AGM during the next Board Meeting.

Votes "FOR": German V. Kaplun, Alexander M. Morgulchik, Sergey Yu. Lukin, Oleg A. Dyatlov, Givi Topchishvili, Hans-Joerg Rudloff, Michael Hammond, and Yuri Mostovoy. Total: 8.

Votes "AGAINST": none.
Votes "ABSTAIN": none.

IT WAS DECIDED:

To prepare a list of persons eligible to participate in the AGM during the next Board Meeting.

The decision was made unanimously.

VI. Approving a list of candidacies to be mentioned in the voting ballot, who agreed to apply for membership on the Board of Directors or on the Audit Commission.

REGARDING THE 6th ITEM OF THE AGENDA:

Board Member Alexander M. Morgulchik made a speech on the sixth item of the agenda and informed the Board Members that no candidacies were proposed by the shareholders on time until January 31, 2004 to be elected as members of the managerial bodies of the Company and the AGM in 2004. Therefore, the Board of Directors is allowed to make its own list of candidacies for the Board of Directors.

QUESTION VOTED:

To include the following candidacies for the Board of Directors on a list for voting:

1. German V. Kaplun
2. Alexander M. Morgulchik
3. Dmitry G. Belik
4. Sergey Yu. Lukin
5. Oleg A. Dyatlov
6. Givi Topchishvili
7. Ekaterina A. Lebedeva
8. Leonid A. Khazan
9. Yuri Mostovoy
10. Hans-Joerg Rudloff
11. Nel Osborn
12. Michael Hammond

Votes "FOR": German V. Kaplun, Alexander M. Morgulchik, Sergey Yu. Lukin, Oleg A. Dyatlov, Givi Topchishvili, Hans-Joerg Rudloff, Michael Hammond, and Yuri Mostovoy. Total: 8.

Votes "AGAINST": none.
Votes "ABSTAIN": none.

To include the following candidacies for the Audit Commission on a list for voting:
1. Alexandra S. Savchenko
2. Tatyana A. Knyazeva
3. Irina A. Solntseva

Votes "FOR": German V. Kaplun, Alexander M. Morgulchik, Sergey Yu. Lukin, Oleg A. Dyatlov, Givi Topchishvili, Hans-Joerg Rudloff, Michael Hammond, and Yuri Mostovoy. Total: 8.

Votes "AGAINST": none.
Votes "ABSTAIN": none.

IT WAS DECIDED:

To include the following candidacies for the Board of Directors on a list for voting:

1. German V. Kaplun
2. Alexander M. Morgulchik
3. Dmitry G. Belik
4. Sergey Yu. Lukin
5. Oleg A. Dyatlov
6. Givi Topchishvili
7. Ekaterina A. Lebedeva
8. Leonid A. Khazan
9. Yuri Mostovoy
10. Hans-Joerg Rudloff
11. Neil Osborn
12. Michael Hammond

To include the following candidacies for the Audit Commission on a list for voting:
1. Alexandra S. Savchenko
2. Tatyana A. Knyazeva
3. Irina A. Solntseva

The decision was made unanimously.

VII. Deciding on the Auditor of the Company.

REGARDING THE 7th ITEM OF THE AGENDA:

Board Member Alexander M. Morgulchik expanded on the seventh item of the agenda and proposed KPMG Limited as a the Auditor of the Company to do the IAS-based audit, and OOO Online Audit to do the audit according to Russian standards, to be approved by the AGM.

QUESTION VOTED:

To propose KPMG Limited as a the Auditor of the Company to do the IAS-based audit, and OOO Online Audit to do the audit according to Russian standards, to be approved by the AGM.

Votes "FOR": German V. Kaplun, Alexander M. Morgulchik, Sergey Yu. Lukin, Oleg A. Dyatlov, Givi Topchishvili, Hans-Joerg Rudloff, Michael Hammond, and Yuri Mostovoy. Total: 8.

Votes "AGAINST": none.
Votes "ABSTAIN": none.

IT WAS DECIDED:

To propose KPMG Limited as a the Auditor of the Company to do the IAS-based audit, and OOO Online Audit to do the audit according to Russian standards, to be approved by the AGM.

The decision was made unanimously.

VIII. Holding preliminary discussions and submitting the annual report, the consolidated financial statements including the profit and loss statements (profit and loss accounts) of the Company for the consideration by the AGM.
Giving a preliminary approval and submitting an issue of distributing profits and losses of the Company for the year 2003 among shareholders for the consideration by the AGM.

REGARDING THE 8th ITEM OF THE AGENDA:

Board Member Alexander M. Morgulchik took the floor regarding the eighth item of the agenda, and presented the annual report, and the consolidated financial statements (profit and loss accounts) of the Company to the AGM, seeking their approval by the Board of Directors.

QUESTION VOTED:

To approve the annual report, and the consolidated financial statements (profit and loss accounts) of the Company and submit them for the approval by the Board of Directors.
To make a recommendation to the AGM not to distribute profits and losses of the Company for the year 2003 among shareholders.

Votes "FOR": German V. Kaplun, Alexander M. Morgulchik, Sergey Yu. Lukin, Oleg A. Dyatlov, Givi Topchishvili, Hans-Joerg Rudloff, Michael Hammond, and Yuri Mostovoy. Total: 8.

Votes "AGAINST": none.
Votes "ABSTAIN": none.

IT WAS DECIDED:

To approve the annual report, and the consolidated financial statements (profit and loss accounts) of the Company and submit them for the approval by the Board of Directors.
To make a recommendation to the AGM not to distribute profits and losses of the Company for the year 2003 among shareholders.

The decision was made unanimously.

IX. Making a preliminary approval of a new version of the Company's Articles of Association, and introducing it for discussion at the AGM.

REGARDING THE 9th ITEM OF THE AGENDA:

Chairman of the Board of Directors German V. Kaplun expanded on the ninth item of the agenda and submitted a new version of the Company's Articles of Association for the consideration by the Board of Directors. Mr. Kaplun stressed that the changes were set to bring the Articles of Association of the Company in line with the federal law No. 5-FZ "On amending the federal law 'On joint stock companies'" of February 24 2004 that envisages cumulative voting when electing boards of directors.

QUESTION VOTED:

To approve and recommend the approval of a new version of the Company's Articles of Association by the AGM.

Votes "FOR": German V. Kaplun, Alexander M. Morgulchik, Sergey Yu. Lukin, Oleg A. Dyatlov, Givi Topchishvili, Hans-Joerg Rudloff, Michael Hammond, and Yuri Mostovoy. Total: 8.

Votes "AGAINST": none.
Votes "ABSTAIN": none.

IT WAS DECIDED:

To approve and recommend the approval of a new version of the Company's Articles of Association by the AGM.

The decision was made unanimously.

X. Making a preliminary approval of a new version of the Regulations of the Board of Directors and submitting it for consideration by the AGM.

REGARDING THE 10th ITEM OF THE AGENDA:

Board Member Alexander M. Morgulchik delivered a speech on the tenth item of the agenda and submitted a new version of the Regulations of the Board of Directors to the Board of Directors.
Mr. Morgulchik stressed that the changes were set to bring the Regulations of the Board of Directors in line with the federal law No. 5-FZ "On amending the federal law 'On joint stock companies'" of February 24 2004 that envisages cumulative voting when electing boards of directors.

QUESTION VOTED:

To approve and recommend the approval of a new version of the Regulations of the Board of Directors by the AGM.

Votes "FOR": German V. Kaplun, Alexander M. Morgulchik, Sergey Yu. Lukin, Oleg A. Dyatlov, Givi Topchishvili, Hans-Joerg Rudloff, Michael Hammond, and Yuri Mostovoy. Total: 8.

Votes "AGAINST": none.
Votes "ABSTAIN": none.

IT WAS DECIDED:

To approve and recommend the approval of a new version of the Regulations of the Board of Directors by the AGM.

The decision was made unanimously.

XI. Submitting an issue of approving related-party transactions for the consideration by the AGM.

REGARDING THE 11th ITEM OF THE AGENDA:

Member of the Board of Directors Mr. Alexander M. Morgulchik made a report on the 11th item of the agenda. He suggested that the AGM consider the question of the approval of a number of related-party transactions.

QUESTION VOTED:

Adding the question of approving the provision of a loan by the Company to RBC Investments (Cyprus) Ltd., totaling 117,500,000 (one hundred and seventeen million five hundred thousand) rubles, with an annual interest rate of 1 (one) percent to the AGM's agenda. The beneficiary for the deal is the lender – OAO RBC Information Systems.

Adding the question of approving the provision of a loan by the Company to RBC Investments (Cyprus) Ltd., totaling 30,003,000 (thirty million three thousand) rubles, with an annual interest rate of 1 (one) percent to the AGM's agenda. The beneficiary for the deal is the lender – OAO RBC Information Systems.

Adding the question of approving the provision of a loan by the Company to RBC Investments (Cyprus) Ltd., totaling 15,000,000 (fifteen million) rubles, with an annual interest rate of 1 (one) percent to the AGM's agenda. The beneficiary for the deal is the lender – OAO RBC Information Systems.

Adding the question of approving the provision of a loan by the Company to RBC Investments (Cyprus) Ltd., totaling 30,150,000 (thirty million one hundred and fifty thousand) rubles, with an annual interest rate of 1 (one) percent to the AGM's agenda. The beneficiary for the deal is the lender – OAO RBC Information Systems.

Adding the question of approving the provision of a loan by the Company to RBC Investments (Cyprus) Ltd., totaling 1,406,800 (one million four hundred and six thousand eight hundred) US dollars, with an annual interest rate of 1 (one) percent to the AGM's agenda. The beneficiary for the deal is the lender – OAO RBC Information Systems.

Adding the question of approving the provision of a loan by the Company to RBC Investments (Cyprus) Ltd., totaling 1,400,000 (one million four hundred thousand) US dollars, with an annual interest rate of 1 (one) percent to the AGM's agenda. The beneficiary for the deal is the lender – OAO RBC Information Systems.

Adding the question of approving the provision of a loan by the Company to RBC Investments (Cyprus) Ltd., totaling 1,410,000 (one million four hundred and ten thousand) US dollars, with an annual interest rate of 1 (one) percent to the AGM's agenda. The beneficiary for the deal is the lender – OAO RBC Information Systems.

Adding the question of approving the provision of a loan by the Company to RBC Investments (Cyprus) Ltd., totaling 75,000,000 (seventy-five million) rubles, with an annual interest rate of 1 (one) percent to the AGM's agenda. The beneficiary for the deal is the lender – OAO RBC Information Systems.

Adding the question of the provision of a loan by the Company to OOO Niken, totaling 38,000,000 (thirty-eight million) rubles, with an annual interest rate of 6 (six) percent to the AGM's agenda. The beneficiary for the deal is the lender – OAO RBC Information Systems.

Adding the question of approving the provision of a loan by the Company to OOO Niken, totaling 42,000,000 (forty-two million) rubles, with an annual interest rate of 6 (six) percent to the AGM's agenda. The beneficiary for the deal is the lender – OAO RBC Information Systems.

Adding the question of approving the provision of a loan by the Company to OOO RBC-TV Production, totaling 40,000,000 (forty million) rubles, with an annual interest rate of 6 (six) percent to the AGM's agenda. The beneficiary for the deal is the lender – OAO RBC Information Systems.

Adding the question of approving the provision of a loan by the Company to OOO RBC-TV Production, totaling 27,000,000 (twenty-seven million) rubles, with an annual interest rate of 6 (six) percent to the AGM's agenda. The beneficiary for the deal is the lender – OAO RBC Information Systems.

Adding the question of approving deals that can be concluded in the future in the process of the Company's routine commercial operations, between the Company and 1) ZAO RBC-TV, totaling 300,000,000 (three hundred million) rubles; 2) ZAO RBC-SOFT, totaling 300,000,000 (three hundred million) rubles; 3) ZAO RBC Holding, totaling 300,000,000 (three hundred million) rubles; 4) ZAO RosBusinessConsulting, totaling 300,000,000 (three hundred million) rubles; 5) OOO RBC-Center, totaling 300,000,000 (three hundred million) rubles; 6) RBC Investments (Cyprus) Ltd., totaling 300,000,000 (three hundred million) rubles; 7) OOO RBC-Reklama, totaling 300,000,000 (three hundred million) rubles; 8) OOO RBC-TV Production, totaling 300,000,000 (three hundred million) rubles, to the AGM's agenda.

Votes "FOR": German V. Kaplun, Alexander M. Morgulchik, Sergey Yu. Lukin, Oleg A. Dyatlov, Givi Topchishvili, Hans-Joerg Rudloff, Michael Hammond, and Yuri Mostovoy. Total: 8.

Votes "AGAINST": none.
Votes "ABSTAIN": none.

IT WAS DECIDED:

To approve adding the question of approving the provision of a loan by the Company to RBC Investments (Cyprus) Ltd., totaling 117,500,000 (one hundred and seventeen million five hundred thousand) rubles, with an annual interest rate of 1 (one) percent to the AGM's agenda. The beneficiary for the deal is the lender – OAO RBC Information Systems.

To approve adding the question of approving the provision of a loan by the Company to RBC Investments (Cyprus) Ltd., totaling 30,003,000 (thirty million three thousand) rubles, with an annual interest rate of 1 (one) percent to the AGM's agenda. The beneficiary for the deal is the lender – OAO RBC Information Systems.

To approve adding the question of approving the provision of a loan by the Company to RBC Investments (Cyprus) Ltd., totaling 15,000,000 (fifteen million) rubles, with an annual interest rate of 1 (one) percent to the AGM's agenda. The beneficiary for the deal is the lender – OAO RBC Information Systems.

To approve adding the question of approving the provision of a loan by the Company to RBC Investments (Cyprus) Ltd., totaling 30,150,000 (thirty million one hundred and fifty thousand) rubles, with an annual interest rate of 1 (one) percent to the AGM's agenda. The beneficiary for the deal is the lender – OAO RBC Information Systems.

To approve adding the question of approving the provision of a loan by the Company to RBC Investments (Cyprus) Ltd., totaling 1,406,800 (one million four hundred and thousand eight hundred) US dollars, with an annual interest rate of 1 (one) percent to the AGM's agenda. The beneficiary for the deal is the lender – OAO RBC Information Systems.

To approve adding the question of approving the provision of a loan by the Company to RBC Investments (Cyprus) Ltd., totaling 1,400,000 (one million four hundred thousand) US

dollars, with an annual interest rate of 1 (one) percent to the AGM's agenda. The beneficiary for the deal is the lender – OAO RBC Information Systems.

To approve adding the question of approving the provision of a loan by the Company to RBC Investments (Cyprus) Ltd., totaling 1,410,000 (one million four hundred and ten thousand) US dollars, with an annual interest rate of 1 (one) percent to the AGM's agenda. The beneficiary for the deal is the lender – OAO RBC Information Systems.

To approve adding the question of approving the provision of a loan by the Company to RBC Investments (Cyprus) Ltd., totaling 75,000,000 (seventy-five million) rubles, with an annual interest rate of 1 (one) percent to the AGM's agenda. The beneficiary for the deal is the lender – OAO RBC Information Systems.

To approve adding the question of approving the provision of a loan by the Company to OOO Niken, totaling 38,000,000 (thirty-eight million) rubles, with an annual interest rate of 6 (six) percent to the AGM's agenda. The beneficiary for the deal is the lender – OAO RBC Information Systems.

To approve adding the question of approving the provision of a loan by the Company to OOO Niken, totaling 42,000,000 (forty-two million) rubles, with an annual interest rate of 6 (six) percent to the AGM's agenda. The beneficiary for the deal is the lender – OAO RBC Information Systems.

To approve adding the question of approving the provision of a loan by the Company to OOO RBC-TV Production, totaling 40,000,000 (forty million) rubles, with an annual interest rate of 6 (six) percent to the AGM's agenda. The beneficiary for the deal is the lender – OAO RBC Information Systems.

To approve adding the question of approving the provision of a loan by the Company to OOO RBC-TV Production, totaling 27,000,000 (twenty-seven million) rubles, with an annual interest rate of 6 (six) percent to the AGM's agenda. The beneficiary for the deal is the lender – OAO RBC Information Systems.

To approve adding the question of approving deals that can be concluded in the future in the process of the Company's routine commercial operations, between the Company and 1) ZAO RBC-TV, totaling 300,000,000 (three hundred million) rubles; 2) ZAO RBC-SOFT, totaling 300,000,000 (three hundred million) rubles; 3) ZAO RBC Holding, totaling 300,000,000 (three hundred million) rubles; 4) ZAO RosBusinessConsulting, totaling 300,000,000 (three hundred million) rubles; 5) OOO RBC-Center, totaling 300,000,000 (three hundred million) rubles; 6) RBC Investments (Cyprus) Ltd., totaling 300,000,000 (three hundred million) rubles; 7) OOO RBC-Reklama, totaling 300,000,000 (three hundred million) rubles; 8) OOO RBC-TV Production, totaling 300,000,000 (three hundred million) rubles, to the AGM's agenda.

The decision was made unanimously.

XII. Approving a list of information (materials) to be disseminated among shareholders while preparing for the AGM, as well as the process of doing it

REGARDING THE 12th ITEM OF THE AGENDA:

Member of the Board of Directors Mr. Alexander M. Morgulchik made a report on the 12th item on the agenda. He submitted to the Board of Directors for consideration a list of information items (materials) to be provided for shareholders during the preparation for the AGM.

QUESTION VOTED:

Approving the following list of information items (materials) to be provided for shareholders during the preparation for the AGM:
The Company's annual report;
Conclusions of the Audit Commission with regard to accuracy of data in the Company's annual report;
Annual accounting records, including a report on profits and losses (profit and loss records) of the Company;
The auditor's report;
Conclusions of the Company's Audit Commission with regard to the check of the annual accounting records;
Recommendations of the Company's Board of Directors with regard to distribution of profits, including the amount of dividends on the Company's shares and the procedure for their payment, and the Company's losses for the financial year;
Information on candidates for seats on the Company's Board of Directors and the Company's Audit Commission;
Information on the written consent (absence of the written consent) of candidates nominated for election to the corresponding body of the Company;
A drafted new version of the Company's Articles of Association;
A drafted new version of the Regulations of the Board of Directors of the Company;
Drafted resolutions of the AGM.

Shareholders shall be given access to this information on weekdays from 10 a.m. to 6 p.m., beginning on May 18, 2004 in the office with the following address: Building 1, 78 Profsoyuznaya St., Moscow.

Shareholders shall receive the materials in accordance with the procedure stipulated in the current law and the Company's Articles of Association.

Votes "FOR": German V. Kaplun, Alexander M. Morgulchik, Sergey Yu. Lukin, Oleg A. Dyatlov, Givi Topchishvili, Hans-Joerg Rudloff, Michael Hammond, and Yuri Mostovoy. Total: 8.

Votes "AGAINST": none.
Votes "ABSTAIN": none.

IT WAS DECIDED:

To approve the following list of information items (materials) to be provided for shareholders during the preparation for the AGM:
The Company's annual report;
Conclusions of the Audit Commission with regard to accuracy of data in the Company's annual report;
Annual accounting records, including a report on profits and losses (profit and loss records) of the Company;
The auditor's report;
Conclusions of the Company's Audit Commission with regard to the check of the annual accounting records;
Recommendations of the Company's Board of Directors with regard to distribution of profits, including the amount of dividends on the Company's shares and the procedure for their payment, and the Company's losses for the financial year;

Information on candidates for seats on the Company's Board of Directors and the Company's Audit Commission;
Information on the written consent (absence of the written consent) of candidates nominated for election to the corresponding body of the Company;
A drafted new version of the Company's Articles of Association;
A drafted new version of the Regulations of the Board of Directors of the Company;
Drafted resolutions of the AGM.

Shareholders shall be given access to this information on weekdays from 10 a.m. to 6 p.m., beginning on May 18, 2004 in the office with the following address: Building 1, 78 Profsoyuznaya St., Moscow.

The decision was made unanimously.

XIII. Approving the form and wording of the Notice and voting ballots

REGARDING THE 13th ITEM OF THE AGENDA:

Board Member Alexander M. Morgulchik delivered a speech on the thirteenth item of the agenda and presented a draft of the form and wording of the Notice as well as voting ballots for consideration by the Board of Directors.

QUESTION VOTED:

To approve the form and wording of the Notice and voting ballots.

Votes "FOR": German V. Kaplun, Alexander M. Morgulchik, Sergey Yu. Lukin, Oleg A. Dyatlov, Givi Topchishvili, Hans-Joerg Rudloff, Michael Hammond, and Yuri Mostovoy. Total: 8.

Votes "AGAINST": none.
Votes "ABSTAIN": none.

IT WAS DECIDED:

To approve the form and wording of the Notice and voting ballots.

The decision was made unanimously.

XIV. Defining the method and date of sending out Notices

REGARDING THE 14th ITEM OF THE AGENDA:

Board Member Alexander M. Morgulchik made a speech on the fourteenth item of the agenda and proposed to the Board of Directors to define the method and date of sending out Notices

QUESTION VOTED:

To publish a Notice on holding the AGM in the Rossiyskaya gazeta newspaper no later than May 18, 2004.

Votes "FOR": German V. Kaplun, Alexander M. Morgulchik, Sergey Yu. Lukin, Oleg A. Dyatlov, Givi Topchishvili, Hans-Joerg Rudloff, Michael Hammond, and Yuri Mostovoy. Total: 8.

Votes "AGAINST": none.
Votes "ABSTAIN": none.

IT WAS DECIDED:
To publish a Notice on holding the AGM in the Rossiyskaya gazeta newspaper no later than May 18, 2004.

The decision was made unanimously.

XV. Approving material transactions

REGARDING THE 15th ITEM OF THE AGENDA:

Chairman of the Board of Directors German V. Kaplun took the floor regarding the fifteenth item of the agenda and made a presentation of the planned acquisitions.
In the media business sphere, RBC's management proposed to acquire Russia's annual national award The Best Brand /EFFIE given for achievements in the brand creation field. This award was instituted in 1998 and has represented EFFIE Award in Russia since 2001. The management believes The Best Brand /EFFIE has a strong synergy with RBC's awards in the business sphere: The Company of the Year and The Person of the Year. Mr. Kaplun said that in 2003, revenue of The Best Brand /EFFIE totaled USD550,000 and income reached USD320,000. According to estimates, the transaction amount will total USD1.4 million to USD1.5 million.
Then, Mr. Kaplun suggested that the Board of Directors consider a plan for acquiring the group of companies PRIME GROUP. PRIME GROUP has worked in the sphere of integration and automation for five years and it is an attractive asset from RBC's point of view. The company has representative offices in Novy Urengoy, Salekhard, Khanty-Mansiysk and on Sakhalin Island. The company employs approximately 80 people. PRIME GROUP's revenue is expected to reach USD30 million, and income is expected to amount to USD3 million in 2004. according to preliminary estimates, the pace of growth will reach 30 percent. Among the company's clients are Gazprom, the Central Bank of Russia, Rosneft, administration of the two largest oil regions, etc.

Plan for acquiring the group of companies PRIME GROUP

	Revenue	Net income	Cash payments	Payments in shares	Share price	Cost of the shares
Transaction's date			1 000 000	1 000 000	$2.00	2 000 000

End of first year	30 000 000	3 000 000	4 000 000	1 000 000	$2.00	2 000 000
End of second year	37 000 000	4 100 000	5 100 000	2 000 000	$2.00	4 000 000
End of third year	45 000 000	6 000 000	11 750 000			
Total		13 100 000	21 850 000			8 000 000
Total cost of acquisition			**$29 850 000**			

Additional conditions:

- Decrease in revenue at the end of the year – proportional two-fold decrease in the next payment;
- Increase in revenue at the end of the year – proportional increase in the next payment;
- At the end of the year, RBC will reinvest 20 percent of income received by the group of companies PRIME GROUP.

QUESTION VOTED:

To approve the transaction on RBC's acquisition of Russia's annual national award The Best Brand /EFFIE.

Votes "FOR": German V. Kaplun, Alexander M. Morgulchik, Sergey Yu. Lukin, Oleg A. Dyatlov, Givi Topchishvili, Hans-Joerg Rudloff, Michael Hammond, and Yuri Mostovoy. Total: 8.

Votes "AGAINST": none.
Votes "ABSTAIN": none.

To approve the transaction on RBC's acquisition of the group of companies PRIME GROUP.

Votes "FOR": German V. Kaplun, Alexander M. Morgulchik, Sergey Yu. Lukin, Oleg A. Dyatlov, Givi Topchishvili, Hans-Joerg Rudloff, Michael Hammond, and Yuri Mostovoy. Total: 8.

Votes "AGAINST": none.
Votes "ABSTAIN": none.

IT WAS DECIDED:

To approve the transaction on RBC's acquisition of Russia's annual national award The Best Brand /EFFIE.
To approve the transaction on RBC's acquisition of the group of companies PRIME GROUP.

The decision was made unanimously.

Chairman of the Board of Directors ________________ German V. Kaplun

Secretary of the Board of Directors _______________ Alexander M. Morgulchik

EXHIBIT41

OPEN JOINT STOCK COMPANY
RBC Information Systems

75/9 Leninsky Prospekt, Moscow 119261, tel: 363-11-11, fax: 363-11-25, e-mail ir@rbc.ru

To: General Director
ZAO Moscow Interbank Currency Exchange

We hereby confirm that OAO RBC Information Systems complies with the requirements of Section 7 (Disclosure of Information about the Company) of the Corporate Governance Code, recommended by the Federal Service for Financial Markets (FSFM) of Russia.

General Director
OAO RBC Information Systems
Yury Rovensky

February 7, 2005

EXHIBIT42

Data on compensations, benefits and/or reimbursements for each issuer's managerial body

Compensations for the Board of Directors (the Supervisory Board) for 2003
Remuneration for the past financial year:
Bonuses (RUR): ***0***
Fees (RUR): ***0***
Benefits and/or reimbursements: 0
Other material benefits
paid by the issuer over the past financial year (RUR): ***0***
Total (RUR): ***0***

General Director's compensations for 2003
Remuneration for the past financial year:
Bonuses (RUR): ***0***
Fees (RUR): ***0***
Benefits and/or reimbursements: ***0***
Other material benefits
paid by the issuer over the past financial year (RUR): ***128 000***
Total (RUR): ***128 000***
Total (RUR): ***0***

EXHIBIT43

RBC Information Systems
OPEN JOINT STOCK COMPANY

75/9 Leninsky Prospect, Moscow, 119261, Russia, Tel. (+7095) 363-11-11, Fax 363-11-25, E-mail ir@rbc.ru

To RTS Stock Exchange Open Joint Stock Company

To the non-profit Partnership RTS Stock Exchange

38, building 1, Dolgorukovskaya Street, Moscow, 127006

Agreement
on information disclosure

RBC Information Systems Open Joint Stock Company, in order to enhance exchange of information regarding submission of data on securities and issuers for maintaining securities on the List of tradable securities of the non-profit Partnership RTS Stock Exchange, and on the List of tradable securities of RTS Stock Exchange Open Joint Stock Company, under regulatory legal acts and requirements of RTS Stock Exchange Open Joint Stock Company and the non-profit Partnership RTS Stock Exchange, i.e. documents specified in Appendixes 2, 4 to the Rules on the Admission of Securities to Trading on the RTS Stock Exchange Open Joint Stock Company, and the Rules on the Admission of Securities to Trading on the non-profit-making Partnership RTS Stock Exchange (hereinafter referred to as ***Information***), hereby agrees on the disclosure of Information

- by the non-profit Partnership RTS Stock Exchange to RTS Stock Exchange Open Joint Stock Company, and for that purpose entitles RTS Stock Exchange Open Joint Stock Company and the non-profit Partnership RTS Stock Exchange respectively to obtain Information from the non-profit Partnership RTS Stock Exchange, and provide RTS Stock Exchange Open Joint Stock Company with Information under this Agreement, and considers the Agreement proper and sufficient ground for Information disclosure, and does not consider this Information disclosure and the subsequent use of Information by RTS Stock Exchange Open Joint Stock Company under the requirements of its documents as any violation on the part of RTS Stock Exchange Open Joint Stock Company or the non-profit Partnership RTS Stock Exchange;

- by RTS Stock Exchange Open Joint Stock Company to the non-profit Partnership RTS Stock Exchange and for that purpose entitles the non-profit Partnership RTS Stock Exchange and RTS Stock Exchange Open Joint Stock Company respectively to obtain Information from RTS Stock Exchange Open Joint Stock Company, and provide the non-profit Partnership RTS Stock Exchange with Information under this Agreement, and considers the Agreement proper and sufficient ground for Information disclosure, and does not consider this Information disclosure and the subsequent use of Information by the non-profit Partnership RTS Stock Exchange under the requirements of its documents as any violation on the part of RTS Stock Exchange Open Joint Stock Company or the non-profit Partnership RTS Stock Exchange.

November 22, 2004

General Director
Yury Rovensky

____
LS

EXHIBIT44

Registered on______________ 2004
state registration number

____
(registration authority)

____
(signature of the authorized person)

(seal of the registration authority)

RESOLUTION ON ADDITIONAL SECURITIES ISSUE

RBC Information Systems Open Joint Stock Company

Common non-documentary shares with a par value of 0.001 ruble
(one thousandth of a ruble) each, amounting to 15 000 000 (fifteen thousand), offered publicly

has been approved by the Board of Directors of RBC Information Systems Open Joint Stock Company on April 23, 2004. Minutes No. 29 dated April 26, 2004.

on the basis of the decision of the Board of Directors of RBC Information Systems Open Joint Stock Company on capital increase by an additional issue of shares dated January 12, 2004, Minutes No. 24 dated January 13, 2004.

Issuer's address and contact telephone numbers:
75/9 Leninsky Prospect, Moscow, 119261
Tel.: +7 (095) 363-11-11

General Director
OAO RBC Information Systems — Yury Rovensky

April 28, 2004 LS

1. Type, category of securities
Common nominal shares

2. Form of securities
Non-documentary

3. Reference to compulsory central securities depository
Data not to be provided for this type of securities

4. Par value of each security of the issue (additional issue), if the legislation of the Russian Federation provides for a par value of securities
0.001 (one thousandth) of a ruble

5. Number of securities of the issue (additional issue)
15 000 000 (fifteen million)

6. Total quantity of securities of this issue placed before (to be pointed out for an additional issue)
100 000 000 (a hundred million)

7. Rights of the holder of each security of the issue (additional issue)
Clause 8.7 of the issuer's Articles of Association:
"The general rights of holders of all categories (types) of shares:

- ***to dispose of their shares without consent of other shareholders or the Company;***
- ***shareholders of the Company shall have the preemptive right to purchase additional shares, issued by public subscription, and other securities convertible into shares, proportionally to the amount of shares of the category (type) they own;***
- ***shareholders of the Company who voted against or did not participate in voting on the issue of shares and other securities convertible into shares, by private subscription, shall have a preemptive right to purchase additional shares and other securities convertible into shares, issued by private subscription, proportionally to the amount of shares of the category (type) that they own. This right shall not apply to the issue of shares and other securities convertible into shares by private subscription only among shareholders, if while this is taking place, shareholders can purchase a whole number of issued shares and other securities convertible into shares, proportionally to the amount of shares of the category (type) that they own;***
- ***to receive a share of the net profit (dividends) to be distributed among shareholders in accordance with established procedures and the Articles of Association, depending on the category (type) of shares that a shareholder owns;***
- ***to receive a share of the property of the Company (a liquidation quota) left after the Company is liquidated, proportional to the amount of shares of the category (type) a shareholder owns ;***
- ***to have access to Company documents in accordance with established procedures and the Articles of Association, and to receive their copies on a paid basis;***
- ***exercise other rights stipulated by law, the Articles of Association and decisions of the general shareholders' meeting made within its competence."***

Clause 8.8 of the issuer's Articles of Association:
"Each common share of the Company shall have equal nominal value and provides its holder with an equal measure of rights."
Clause 8.9 of the issuer's Articles of Association:
"In accordance with the Federal law "On joint stock companies", holders of common shares in the Company are entitled to participate in the general shareholders' meeting, with a right to vote on all issues within the competence of the meeting. They are also entitled to receive dividends and a share of the property of the Company (a liquidation quota) in the event the Company is liquidated."
Clause 8.13 of the issuer's Articles of Association:
"A voting share is a share granting its holder the right to vote on all issues within the competence of the general shareholders' meeting or on specific issues stipulated by federal law. A share, voting on all issues within the competence of the general shareholders' meeting, is a common share paid in full, except for shares at the Company's disposal."

Clause 8.15 of the issuer's Articles of Association:
"Shares voting on all issues within the competence of the general shareholders' meeting shall grant their holders the right:

- *to participate in voting (including by "absentee vote") at the general shareholders' meeting on all issues within its competence;*
- *to nominate candidates to the executive governing bodies of the Company in accordance with established procedures, and under conditions stipulated by law and the articles of association;*
- *to submit suggestions for the agenda of the annual general shareholders' meeting in accordance with established procedures, and under conditions stipulated by law and the articles of association;*
- *to demand access to a list of persons eligible to participate in the general shareholders' meeting, for inspection in accordance with established procedures, and under conditions stipulated by law and the articles of association;*
- *to access the Company's accounting documents in accordance with established procedures and under conditions stipulated by law and the articles of association;*
- *to demand the convening of an extraordinary shareholders' meeting, and the holding of an inspection of the Company's financial and business performance by the Audit Commission, in accordance with established procedures, and under conditions stipulated by law and the articles of association;*
- *to demand that the Company buy out all or a part of the shares a shareholder owns, in cases stipulated by law".*

Clause 13.14 of the issuer's Articles of Association:
"The shareholders (a shareholder), who in total own(s) at least 2 percent of the Company's voting shares, are (is) entitled to introduce issues onto the agenda of the general shareholders' meeting and nominate candidates to the Board of Directors and the Audit Commission. The number of candidates shall not exceed the number of members of the corresponding governing body, which is determined in the articles of association of the Company."
Clause 13.23 of the issuer's Articles of Association:
"The extraordinary general shareholders' meeting is held according to the decision made by the Board of Directors of the Company based on its own initiative, the demand of the Audit Commission of the Company, the Auditor of the Company and the shareholders (a shareholder), who own(s) at least 10 percent of voting shares in the Company on the day the demand is filed."
Clause 16.3 of the issuer's Articles of Association:
"The Company or shareholders (a shareholder), who own(s) in total at least one percent of the common shares of the Company, are (is) entitled to apply to take to court a member of the Board of Directors of the Company, the sole executive authority of the Company (the General Director), in order to demand the reimbursement of losses incurred to the Company in the case stipulated in Paragraph 2 of Article 71 of the Federal law "On joint stock companies".
Clause 17.6 of the issuer's Articles of Association:
"The examination (internal auditing) of the Company's financial and economic activities shall be carried out according to the results of the Company's activities at the end of the year, as well as at any time at the initiative of the Audit Commission of the Company, the decision of the general shareholders' meeting, the Board of Directors of the Company or at the demand of shareholders (a shareholder) of the Company, who own(s) in total at least 10 percent of voting shares in the Company."
Clause 19.1 of the issuer's Articles of Association:
"The Company shall provide its shareholders with access to documents stipulated in Clause 1 of Article 89 of the Federal law "On joint stock companies". Shareholders (a shareholder), who in total own(s) at least 25 percent of the Company's voting shares, are (is) entitled to access the documents of the accounting reports and the minutes of meetings of the collective executive body."

8. Terms and procedure of the placement of securities (additional issue)

8.1. Method of securities placement:
Public offering

8.2. Period of securities placement

Start date and end date for the placement of securities, or procedure for determining the period for the placement of securities.

Start date of the placement:

The Board of Directors of OAO RBC Information Systems determines the start date for the placement of securities of this issue. The placement shall start no sooner than two weeks after the date of disclosure of information on state registration of additional shares and all potential buyers are provided with access to information on state registration of the issue, which should be disclosed under the federal law of the Russian Federation "On the securities market" and regulations of the Federal Commission for the Securities Market.

The issuer shall have the announcement on the state registration of the additional issue posted:

- ***in news bulletins of information agencies AK&M and Interfax no later than 3 days after the date of state registration of the additional issue;***
- ***on the issuer's website www.rbcinfosystems.ru no later than 3 days after the date of state registration of the additional issue (but anyhow after the announcement is posted in the news bulletins);***
- ***in the Kommersant newspaper no later than 5 days after the date of state registration of the additional issue.***

Код поля изменен

The issuer shall have the announcement on the state registration of the additional share issue posted in the "Supplement to the Bulletin of the Federal Commission for the Securities Market of Russia".

End date of the placement:

Shares shall be placed within one year from the date of state registration of the additional share issue.

8.3. Placement procedure

Under the Articles 40, 41 of the federal law "On joint stock companies," shareholders of the issue have a preemptive right to acquire additional shares placed through public offering in an amount proportional to the quantity of common shares they own. The procedure for exercising preemptive rights to acquire placed securities is specified in Clause 8.5. of the Resolution on additional securities issue and Clause 9.3 of the Securities Prospectus.

Date of closing the list of persons, who have a preemptive right to acquire additional shares: date of the issuer's decision to increase the authorized capital by an additional issue of common shares (January 12, 2004)

procedure and terms of signing civil law contracts (procedure and terms for filing and approving the applications) within the course of the securities placement;

Shares are offered to persons, who have a preemptive right to acquire shares, with regard to their filing of applications for the acquirement of placed shares and documents confirming payment for acquired shares in accordance with the procedure specified in Clause 8.5 of the Resolution on additional securities issue and Clause 9.3 of the Securities Prospectus.

Shares of the additional issue are offered to other buyers on the next business day after the date of disclosure of information regarding the results of the exercising of preemptive rights to buy shares of the additional issue in accordance with the procedure specified in Clause 8.5 of the Resolution on additional securities issue and Clause 9.3 of the Securities Prospectus. Shares are distributed, in accordance with filed applications for the acquirement of placed shares, through the entering of purchase and sale agreements.

Potential buyers shall file applications for the acquirement of placed shares in written form, together with a document confirming payment (an original or a notarized copy) for the amount of shares specified in the application at the price of offering the shares to persons not on the list of those having preemptive rights to acquire shares of the additional issue, specified in Clause 8.4 of the Resolution on additional securities issue and Clause 2.4 of the Securities Prospectus.

The following data shall be specified in the application for the acquirement of placed shares:

- ***Title: "Application to acquire shares of RBC Information Systems Open Joint Stock Company";***
- ***name (full corporate name) of the buyer;***
- ***taxpayer ID number (for individuals to be specified if any);***

- *address (location) of the buyer;*
- *for individuals – passport information must be specified (date, year and place of birth, serial number, individual number, passport issue date and place);*
  for legal entities – PSRN (primary state registration number), as well as number, date and place of issue of the certificate of state registration of legal entity and/or certificate of incorporation in the Uniform State Register of Legal Entities;
- *number of personal account in the register for the transfer of acquired shares;*
- *indication of the amount of acquired shares;*
- *indication of the amount of funds transferred to pay for acquired shares;*
- *details of the bank account of the buyer (data on the bank account or the bank card) or information regarding the buyer's wish to obtain paid funds at the issuer's cash-desk in the event of refund;*
- *indication of the document attached to the application, confirming payment for shares, which the buyer intents to acquire.*

The application shall be signed by the buyer, or his representative duly authorized by a letter of attorney (the signature of an executive and the seal for legal entities, and a signature for individuals). If an authorized representative signs the application, the original or a notarized copy of the properly executed letter of attorney shall be attached to the application.

The application and all documents attached to it should be delivered to the below-mentioned address by the buyer or his agent duly authorized to represent interests of the buyer:
78, building 1, Profsoyuznaya Street, Moscow 117393
Applications are accepted every day from Monday to Friday, 9 a.m. till 6 p.m. starting the next business day after the date of disclosure of information on the results of exercising of preemptive rights to buy shares of the additional issue, and until the end day of the share placement.
On business days, the issuer ranges the submitted applications by date (starting from applications submitted earlier) and forms a Register of filed applications.
The Register of applications for the acquirement of shares formed by the issuer shall provide the terms of each bid – the offered price, the amount of shares acquired, the date of filing the application, as well as the corporate name or name of the bidder.
The entering into purchase and sale agreements is only possible after the Register of filed applications for the acquirement of shares is approved by the issuer's financial advisor.
The priority of applications shall be determined with regard to the time of filing the applications – earlier-filed applications are to be approved before others. The amount bided has no effect on its approval.
The filed applications for the acquirement of shares shall be fully met by the issuer if the amount of shares specified in the application is not higher than the amount of shares not placed after the approval of applications filed earlier (hereinafter referred to as Unplaced Shares). If the application is filed for the acquirement of an amount of shares larger than that of Unplaced Shares, then this application is approved for the acquirement of the amount of Unplaced Shares.

Applications not meeting terms specified in the Resolution on additional securities issue and the Securities Prospectus, and applications without the attached document confirming payment for acquired shares shall not be approved by the issuer.
The issuer shall notify the buyer of the impossibility of approving the application with an indication of the reasons for this decision. The issuer should refund money paid by the applicant for the amount of shares, the bid for which has not been approved (fully or partly) in accordance with the refund procedure specified in the application within 5 days after the date of receiving the application.
If the application does not provide information regarding the refund procedure and/or details of bank account (in the event of a bank transaction), the issuers shall refund money at the request of the applicant. The buyer is entitled to file an application again, having revised the earlier-filed application so as to remove reasons for which it had been dismissed, no later than the end date of the issue.

The issuer files the transfer order stipulating the transfer of the amount of shares specified in the application to the personal account of the buyer. If the amount of Unplaced Shares is less than the amount of shares, the application for which has been filed, then the application is approved so as to

allow the buyer to acquire Unplaced Shares. The issuer filing the transfer order is equal to the acceptance of the buyer's application for the acquirement of shares. The agreement on purchase and sale of shares becomes affective after the issuer has sent the corresponding transfer order to the registration authority.

The person, to whom the issuer sends the transfer order stipulating that a credit entry should be made on the personal account of the first buyer (registrar, the first buyer), and other terms for filing the transfer order;
after the state registration of this additional share issue, shares are transferred to the issuer's account in the register of shareholders of the company maintained by:
Full corporate name: ***IRKOL Closed Joint Stock Company***
Short corporate name: ***ZAO IRKOL***
Location: ***3/4, building 1, Boyarsky Pereulok, Moscow 107078***
Address: ***3/4, building 1, Boyarsky Pereulok, Moscow 107078***
Tel.: ***(+7095) 208-15-15, 207-15-15*** Fax: ***(+7095) 208-34-34***
E-mail: ***corp@ircol.ru***
The transfer order, which stipulates making the credit entry on the personal account of the first buyer, is delivered by the issuer to ZAO IRKOL. The transfer order covers the amount of shares, the application for acquirement of which has been filed and approved in accordance with the procedure specified in the Resolution on additional securities issue and the Securities Prospectus, after the full payment for the whole amount of shares specified in the transfer order.

The issuer places securities with the assistance of a financial consultant on the securities market.

Full corporate name: ***OAO Federal Stock Corporation***
Brief corporate name: ***OAO FSC***
Address: ***25 Ostozhenka St., Moscow 119034***

Tel: ***(095) 737-86-30***
Fax: ***(095) 737-86-32***
Taxpayer ID: ***7706024711***
Address of the website used by the financial consultant for disclosing information: ***www.fscorp.ru***
Number, issue date and validity period of the license for operations on the securities market; agency that issued the license (for consultants that are professional participants on the securities market):
License of professional participant on the securities market for broking operations No. 077-06174-100000 dated August 29, 2003; validity period: indefinite; issued by the Federal Commission for the Securities Market of Russia
License of professional participant of the securities market for dealer operations No. 077-06178-010000 dated August 29, 2003; validity period: indefinite; issued by the Federal Commission for the Securities Market of Russia.

Services to be provided (or already provided) by the consultant:
The consultant's functions:

- ***Provision of assistance to the Issuer during the preparation of the Securities Issue Prospectus;***
- ***Check of accuracy and completeness of information in the Securities Issue Prospectus, except for sections to be confirmed by the auditor and/or appraiser;***
- ***Certification of the Securities Issue Prospectus, as well as documents that the issuer may need for organizing circulation and, when applicable, placing Shares with the organizers of trade;***
- ***Provision of advice on issues relating to the preparation of the resolution on the issuance, the prospectus, the report on the results of the issue of Shares, and other documents relating to the issuance, placement and organization of circulation of Shares, as well as on current questions arising during the issuance of Shares.***

Other professional participants of the securities market (middlemen) have not been involved in the provision of services relating to the placement of this issue.

8.4. Price (prices) or the procedure for setting the offering price of securities

The offering price of shares of the additional issue, including the offering price of shares for persons included on the list of those having a preemptive right to acquire shares, shall be determined by the Board of Directors of the issuer during the period from the date of state registration of the additional issue of shares to the date of the beginning of placement of the shares. The issuer shall give notice of the offering price of the shares on the newslines of the AKM and Interfax news agencies, and on the issuer's website at www.rbcinfosystems.ru, no later than the date of the beginning of placement of securities (however, the information on the issuer's website shall be disclosed after its disclosure on the newslines).

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8.5. Procedure for exercising the preemptive right to acquire securities to be placed

Procedure for giving notice about the possibility of exercising the preemptive right to acquire securities to be placed:

In accordance with Article 41 of the Federal Law "On Joint-Stock Companies" and the issuer's Articles of Association, after the date of state registration of the additional issue of shares, the issuer shall notify shareholders about the possibility of exercising their preemptive right to acquire shares by means of publishing a Notice of the possibility of exercising the preemptive right to acquire shares (hereinafter referred to as the Notice) on the newslines of the AKM and Interfax news agencies and in the Rossiyskaya Gazeta newspaper (following the publication of the Notice on the newslines of the AKM and Interfax news agencies).

The Notice shall contain the following:

- ***Number of shares to be placed;***
- ***Offering price of the shares or rules for setting the offering price;***
- ***Procedure for defining the number of securities that each shareholder is entitled to acquire, which shall be calculated as follows:***

$$A = \frac{K \bullet 15\,000\,000}{100\,000\,000}$$

  where

  A is the maximum number of additional shares that each shareholder is entitled to acquire;
  K is the number of shares owned by a shareholder;
  15,000,000 is the number of shares to be placed;
  100,000,000 is the number of shares in the authorized capital.

  If, during the calculation of the maximum number of shares that a shareholder is entitled to acquire within the bounds of exercising the preemptive right, in accordance with the formula given above, the result is a fraction, the application can specify this maximum number in the form of a vulgar fraction.

- ***Date of the beginning of placement;***
- ***Validity period for the preemptive right, which equals 45 days after the date of publication of the Notice in the Rossiyskaya Gazeta newspaper;***
- ***Information about the place for shareholders to review the resolution on the additional issue of shares and the securities issue prospectus.***

Procedure for exercising the preemptive right to acquire securities to be placed:

In accordance with Articles 40, 41 of the Federal Law "On Joint-Stock Companies," the issuer's shareholders shall have a preemptive right to acquire shares to be placed, whose number shall be proportional to the number of the issuer's common shares they hold. The list of persons having a preemptive right to acquire shares shall be made on the basis of data from the register of the issuer's shareholders at the date of the adoption of the resolution on increasing the authorized capital by

means of placement of additional common shares (January 12, 2004). A shareholder shall be entitled to exercise the preemptive right to acquire additional shares in OAO RBC Information Systems in full or in part by means of submitting a written application for acquiring shares to the issuer, attaching the original or a notarized copy of the document confirming payment for shares to be acquired (hereinafter referred to as the Application).

An Application can be submitted to the issuer beginning on the date of publication of the Notice until the date of expiration of the preemptive right validity period.

An Application shall contain the following:

- *Headline: "Application for preemptive acquisition of shares in OAO RBC Information Systems;"*
- *Name (full corporate name) of the shareholder;*
- *Taxpayer ID (individuals shall provide a taxpayer ID, if they have one);*
- *Place of residence (address) of the shareholder;*
- *For individuals: Passport data (date and place of birth, passport number, date and place of issue of the passport;*
  For legal entities: number; date and place of issue of the certificate of registration of the legal entity, as well as the certificate of adding the legal entity to the Unified State Register of Legal Entities;
- *Number of the personal account on the register that shares to be acquired should be transferred to;*
- *Number of shares to be acquired;*
- *Amount of money paid for shares to be acquired;*
- *Bank account details of the shareholder (information on the bank account or a bank card), or a declaration that if it becomes necessary to refund the money, the shareholder will prefer to receive the money at the company's cash desk;*
- *Reference to the attached document confirming payment for shares that the shareholder is planning to acquire.*

An Application shall be signed by the shareholder or the shareholder's representative acting under power of attorney (an officer's signature and seal are required for legal entities, and a signature is required for individuals). If an Application is signed by a representative acting under power of attorney, an original or a notarized copy of duly issued power of attorney shall be attached to the Application.

An Application and documents on payment for the shares, attached to it, shall be delivered to the following address by the shareholder or the shareholder's authorized representative having duly issued power of attorney to represent the shareholder's interests:

Building 1, 78 Profsoyuznaya St., Moscow 117393, on any day, Monday through Friday, from 9 a.m. until 6 p.m., beginning on the date of publishing the Notice until the expiration of the validity period for the preemptive right to acquire shares.

Persons having a preemptive right to acquire shares shall submit their Applications within 45 days after the date of publication of the Notice in the Rossiyskaya Gazeta newspaper (hereinafter referred to as the Preemptive Right Validity Period).

The issuer shall sort accepted Applications on a daily basis, depending on the time of their delivery (beginning from the first Application delivered) and shall form a register of accepted Applications for acquisition of securities.

The register of accepted Applications for acquisition of securities shall contain the conditions of each Application: the buying price, the number of securities to be acquired, the date of delivery of the Application, as well as the corporate name or the full name of the applicant.

Placement of shares on the basis of the Applications shall be conducted after the Register of accepted Application for acquiring securities is approved by the issuer's financial consultant, beginning on the date of the beginning of placement of the securities.

The issuer shall give a transferring order to transfer shares of the additional issue to the shareholder's personal account; the number of shares shall equal that specified in the Application, but the total number shall not exceed the maximum amount of shares that the shareholder is entitled to acquire within the bounds of exercising the shareholder's preemptive right. Issuance of a transferring order by the issuer shall mean acceptance of the offer of a person exercising the preemptive right to acquire shares. The sales contract for the shares shall be considered effective beginning at the moment of delivery of the respective transferring order from the issuer to the registrar.

In the event that:

- ***The Application does not permit the person, on behalf of whom the Application was submitted to be identified, or the person, who submitted the Application, does not have a preemptive right to acquire shares of the additional issue; the amount of shares that a shareholder wants to acquire exceeds the amount of shares this shareholder is entitled to acquire in the course of exercising his/her preemptive right to acquire shares;***
- ***A shareholder has not presented a document proving payment for the shares acquired in due course set by the present resolution on additional issue;***
- ***A shareholder has not paid for shares in full;***
- ***The amount of shares being acquired has not been stipulated in the Application.***

within 3 (three) days from the receiving of the Application, the issuer is to notify the shareholder of the impossibility of exercising the preemptive right on the conditions stipulated in the Application and to specify corresponding reasons. The money transferred by such shareholders is to be returned according to the procedures stipulated in the Application within 5 (five) days from the date of the receiving of the Application, unless the shareholder sends a new Application, having corrected the mistakes preventing the exercising of the Application, prior to the expiration of this period. In the event the procedures for returning the money are not stipulated in the Application, the money is to be returned at the request of the shareholder.
No later than the validity of the preemption right has expired, the shareholder has the right to re-submit the Application, having removed the causes for which the exercising of the preemptive right was impossible.

Procedures for drawing up the results of the exercising of the preemptive right to acquire placed securities:
No later than 5 days from the expiry of the validity of the preemptive right to acquire shares, the issuer's board of directors is to approve the results of the placement of securities under preemptive rights.

Procedures for disclosing information on the results of the exercising of the preemptive right to acquire securities placed:
The issuer is to publish information on the results of the exercising of the preemptive right to acquire securities on the newslines of Interfax and AK&M, no later than five days from the date of making the minutes of the meeting of the issuer's board of directors, where the decision was made to draw up the results of the exercising of the preemptive right to acquire shares, and on the issuer's web page on the Internet at www.rbcinfosystems.ru after the publishing of information on the newslines.

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8.6 Terms and procedures for payment for securities
The payment for securities is to be made in the Russian national currency or foreign currency (in US dollars at the exchange rate set by the Central Bank of Russia for the date of acquisition) in full, in accordance with the Resolution on the additional issue securities and the Securities Prospectus.

Terms and procedures for paying for securities of the issue in installments:
The possibility of paying for securities of the issue in installments has not been envisaged.

Details of the accounts to which payment for securities is to be transferred in the course of the placement of securities under the preemptive right for acquisition:

In the event the payment for securities is made in Russian rubles:
Owner of the account: ***RBC Information Systems Open Joint Stock Company***
Number of the account: ***40702810000000000403***
Credit organization:
Full corporate name: ***Commercial bank Macprombank Limited Liability Company***
Short company name: ***OOO Macprombank***
Address: ***75/9 Leninsky Prospekt, Moscow 119261***
BIC: ***044552522***
Taxpayer ID number: ***7736022535***
Corresponding account: ***30101810400000000522***

In the event the payment for securities is made in US dollars:
Owner of the account: ***RBC Information Systems Open Joint Stock Company***
Number of the account: ***40702840900009100403***
Credit organization:
Full corporate name: ***Commercial bank Macprombank Limited Liability Company***
Short company name: ***OOO Macprombank***
Address: ***75/9 Leninsky Prospekt, Moscow 119261***
BIC: ***044552522***
Taxpayer ID number: ***7736022535***
Corresponding account: ***30101810400000000522***

Other terms and procedures for paying for securities of the issue:
Shares are to be paid for in full in the currency of the Russian Federation or foreign currency (US dollars) at the exchange rate set by the Central Bank of Russia for the date of acquisition.
Shares of the present issue are to be paid for prior to submission of a request/application for buying shares by a buyer/shareholder.

8.7. The stake that renders the placement of the issue (additional issue) invalid when not placed as well as the procedures for returning money transferred in payment for securities of the issue (additional issue) in case it is considered invalid.
The stake has not been determined

9. Terms of bond redemption and coupon payment
Information n/a for this type of securities

10. Information on bond acquisition
Information n/a for this type of securities

11. Procedures for disclosure of information on the issue (additional issue) of securities pursuant to Russian law and the present Standards.

The issuer shall disclose information at each stage of the placement of securities, in accordance with the federal law "On the securities market", the federal law "On joint stock companies", as well as Provision № 03-32/ps on disclosure of information by securities issuers approved by the Federal Commission for the Securities Market of Russia on July 2, 2003 (hereinafter referred to as Provision), and other regulations of the federal agency for the securities market according to, and within the terms envisaged, by the Resolution on the issue of securities and the Securities Prospectus. In case at the time of occurrence of the event, on which the issuer shall disclose information pursuant to current federal laws and regulations of the federal agency for the securities market of the executive branch, different procedures and terms for disclosure of information on this event from the procedures and terms envisaged by the Resolution on the issue of securities and the Securities Prospectus, information on this event shall be disclosed according to and within the terms envisaged by federal laws as well as

regulations of the federal agency for the securities market of the executive branch in force at the time of the occurrence of the event.

1) The issuer shall publish information on the board of directors' decision to increase the authorized capital through the placement of additional shares within the following terms from the date of making the minutes of the meeting of the board of directors at which the decision to place shares was made:

- *on newslines of the Interfax and AK&M news agencies – no later than 1 (one) day;*
- *on the issuer's web page on the Internet at www.rbcinfosystems.ru - no later than 3 (three) days (but after the publishing of information on the newslines);*
- *in the Kommersant newspaper – no later than 5 (five) days (but after the publishing of information on the newslines.*

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The issuer shall also publish information in the "Supplement to the Bulletin of the Federal Commission for the Securities Market of Russia."

2) The issuer shall publish information on the board of directors' approval of the resolution on the additional issue of securities within the following terms from the date of making the minutes of the meeting of the issuer's board of directors at which the decision was made to approve the additional issue of securities:

- *on newslines of the Interfax and AK&M news agencies – no later than 1 (one) day;*
- *on the issuer's web page on the Internet at www.rbcinfosystems.ru - no later than 3 (three) days (but after the publishing of information on the newslines);*
- *in the Kommersant newspaper – no later than 5 (five) days (but after the publishing of information on the newslines.*

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The issuer shall also publish information in the "Supplement to the Bulletin of the Federal Commission for the Securities Market of Russia."

3) The issuer shall publish information on the state registration of the additional issue of securities, and the procedures for providing access to information contained in the securities prospectus, within the following terms from the date of the state registration of the additional issue of Shares:

- *on newslines of the Interfax and AK&M news agencies – no later than 1 (one) day;*
- *on the issuer's web page on the Internet at www.rbcinfosystems.ru - no later than 3 (three) days (but after the publishing of information on the newslines);*
- *in the Kommersant newspaper – no later than 5 (five) days (but after the publishing of information on the newslines.*

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The issuer shall also publish information in the "Supplement to the Bulletin of the Federal Commission for the Securities Market of Russia."

No later than 3 (three) days from the date of the state registration of the additional issue of shares, the issuer is to publish the text of the registered securities prospectus on its web page on the Internet at www.rbcinfosystems.ru.

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The text of the registered securities prospectus will be available on the Internet at www.rbcinfosystems.ru for at least 6 (six) months from the date of publication of the registered report on the results of the additional issue of shares on the Internet.

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Starting on the 3rd (third) day from the date of the state registration of the report on the results of the additional issue of Shares, all interested parties may familiarize themselves with the Resolution on the additional issue of securities and the Securities Prospectus at the following address:
RBC Information Systems Open Joint Stock Company
Location: 75/9 Leninsky Prospekt, Moscow 119261
Mail address: 75/9 Leninsky Prospekt, Moscow 119261
Tel.: (095) 3693-1111 Fax: (095) 363-1125
URL: www.rbcinfosystems.ru

From the date of the publication of the report on the results of the additional issue of Shares, any interested person has the right to receive a copy of the Resolution on the additional issue of securities

and the Securities Prospectus at a price not exceeding the expense of copying this document at the above-mentioned addresses. This copy is to be either certified by the issuer or a notary.

4) *At the stage of placement of securities the issuer shall disclose information in the form of:*

- *a report on the alteration of the start date of the placement of securities;*
- *a report on the price (procedures for price determination) of the placement of securities;*
- *a report on the suspension of the placement of securities;*
- *a report on resuming the placement of securities;*
- *a report on the completion of the placement of securities.*

(a) *In case the issuer decides to change the start date of the placement of securities, set by the present Resolution on the additional issue of securities, the issuer shall publish a report on the alteration the start date of the placement of securities on newslines of the Interfax and AK&M news agencies and on the issuer's web page on the Internet at www.rbcinfosystems.ru no later than 1 (one) day prior to this date.*

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(b) *The issuer shall publish a report on the price of the placement of securities under the preemptive right, and the price of placement of securities for people, who do not have a preemptive right to acquire shares, on newslines of the Interfax and AK&M news agencies, and on the issuer's web page on the Internet at www.rbcinfosystems.ru no later than the start date of the placement of securities.*

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(c) *In case the issuer decides to introduce changes and/or amendments to the Resolution on the additional issue of securities and/or the Securities Prospectus and/or in case the issuer receives a written request (order, ruling) of a state agency, authorized in accordance with Russian law to make a decision to suspend the placement of securities (hereinafter referred to as "authorized state agency"), the Issuer shall suspend the placement of securities and publish a report on suspending the placement of securities within the following terms from the date of making the minutes of the meeting (session) of the issuer's authorized agency, at which it was decided to introduce changes and/or amendments to the Resolution on the additional issue of securities and/or the Securities Prospectus, or from the date when the issuer received a written request (order, ruling) from the authorized state agency to suspend the placement of securities:*

- *on newslines of the Interfax and AK&M news agencies – no later than 1 (one) day;*
- *on the issuer's web page on the Internet at www.rbcinfosystems.ru - no later than 3 (three) days (but after the publishing of information on the newslines);*
- *in the Kommersant newspaper – no later than 5 (five) days (but after the publishing of information on the newslines).*

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The issuer shall also publish information in the "Supplement to the Bulletin of the Federal Commission for the Securities Market of Russia."

(d) *The issuer shall publish a report on resuming the placement of securities within the following terms from the date of the registration of changes and/or amendments to the Resolution on the additional issue of securities and/or the Securities Prospectus, or the date of the decision on the refusal to register such changes and/or amendments, or the date of receiving of a written request (order, ruling) of the authorized state agency to permit the resumption of the placement of securities (expiration of the grounds for suspending the placement of securities):*

- *on newslines of the Interfax and AK&M news agencies – no later than 1 (one) day;*
- *on the issuer's web page on the Internet at www.rbcinfosystems.ru - no later than 3 (three) days (but after the publishing of information on the newslines);*
- *in the Kommersant newspaper – no later than 5 (five) days (but after the publishing of information on the newslines.*

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The issuer shall also publish information in the "Supplement to the Bulletin of the Federal Commission for the Securities Market of Russia."

(e) *The issuer shall publish a report on the completion of the placement of securities within the following terms from the last date of the placement, set by the Resolution on the issue (additional issue) of securities, and in case when all securities of the issue (additional issue) were placed prior to this date, – from the date of the placement of the last security of this issue (additional issue):*

- *on newslines of the Interfax and AK&M news agencies – no later than 1 (one) day;*

- *on the issuer's web page on the Internet at www.rbcinfosystems.ru - no later than 3 (three) days (but after the publishing of information on the newslines);*
- *in the Kommersant newspaper – no later than 5 (five) days (but after the publishing of information on the newslines.*

The issuer shall also publish information in the "Supplement to the Bulletin of the Federal Commission for the Securities Market of Russia."

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5) The issuer shall publish Information on the results of the exercising of the preemptive right to acquire shares by shareholders on newslines of the Interfax and AK&M news agencies no later than 5 days from the date of making the minutes of the meeting of the board of directors, at which the decision was made to draw the results of the exercising the preemptive right to acquire shares and on the issuer's web page on the Internet at www.rbcinfosystems.ru after the publishing of information on the newslines;

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6) The issuer shall publish information on the state registration of the report on the results of the additional issue of shares within the following terms from the date of the state registration of the report on the results of the additional issue of Shares:

- *on newslines of the Interfax and AK&M news agencies – no later than 1 (one) day;*
- *on the issuer's web page on the Internet at www.rbcinfosystems.ru - no later than 3 (three) days (but after the publishing of information on the newslines);*
- *in the Kommersant newspaper – no later than 5 (five) days (but after the publishing of information on the newslines.*

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The issuer shall also publish information in the "Supplement to the Bulletin of the Federal Commission for the Securities Market of Russia."

No later than 3 (three) days from the date of the state registration of the report on the results of the additional issue of shares, the issuer shall publish on its web page on the Internet the text of the registered report on the results of the additional issue of shares. From the date of its publication on the Internet, the text of the registered report on the results of the additional issue of Shares shall be available on the Internet for at least 6 (six) months from the date of publication of the registered report on the results of the additional issue of Shares on the Internet.

7) Starting on the 3rd (third) day from the date of the state registration of the report on the results of the additional issue of Shares, all interested parties may familiarize themselves with the report on the results of the additional issue of Shares at the following addresses:

RBC Information Systems Open Joint Stock Company
Location: 75/9 Leninsky Prospekt, Moscow 119261
Mail address: 75/9 Leninsky Prospekt, Moscow 119261
Tel.: (095) 3693-1111 Fax: (095) 363-1125
URL: www.rbcinfosystems.ru

From the publication date of the notice of state registration of the report on the results of the additional share issue, any interested party is entitled to obtain a copy of the report on the results of the additional share issue, certified by the issuer or notary, for a fee not exceeding the expenses of copying the above-mentioned document.

8) In the instances, envisaged by the Provision, the issuer shall disclose information in the form of a material fact notice.

Unless otherwise provided by the Provision, the issuer shall have a material fact notice published within the following periods of the material fact's date of occurrence:

- *in the news bulletins of the AK&M and Interfax information agencies – not later than 1 (one) day; on the issuer's website at www.rbcinfosystems.ru - not later than 3 (three) days (however, after the notice has been published in news bulletins);*
- *in a printed mass medium accessible for the majority of the issuer's shareholders – not later than 5 (five) days (however, after the notice has been published in news bulletins). This being said, in the event the notice in question is published in two or more newspapers, the period is determined by the date of the earliest publication.*

The issuer shall have a notice published in the "Supplement to the Bulletin of the Federal Commission for the Securities Market of Russia."

The issuer shall submit a material fact notice to the registration authority not later than 5 (five) days from the material fact's date of occurrence.

The text of a material fact is to remain available on the website for 6 (six) months from the publication date.

9) The issuer shall disclose information in the form of a quarterly report according to the procedure envisaged by the Provision.

A quarterly report is drafted according to the results of each quarter. The quarterly report is submitted to the registration authority not later than 45 days from ending of the quarter under report.

Within a period of no more than 45 days of the respective quarter's ending, the issuer shall publish the text of the quarterly report on its website at www.rbcinfosystems.ru.

The text of the quarterly report shall remain available on the issuer's website for a period of 6 (six) months from its publication date, or until the publication date of the issuer's report on the next quarter on the website.

10) Also, the issuer is to disclose any information, that may prove of significance for the value of the issuer's securities, including:

(a) information on resolutions passed by the issuer's Board of Directors (Supervisory Board):

on convening an annual or extraordinary general shareholders' meeting, including approval of the agenda for the issuer's general shareholders' meeting;

on establishment of a sole and/or collegial executive body at the issuer;

on early termination of powers of the issuer's sole and/or collegial executive bodies;

on suspension of powers of the issuer's sole executive body, including those of a managing entity or a manager;

on recommendations with regard to the size of the dividend payable on the issuer's shares, and the procedure of dividend disbursement;

on submission of the issue of the issuer's restructuring and of the procedure and terms and conditions of such a reorganization for consideration to the general meeting;

on approval of a big transaction on the part of the issuer;

on approval of the issuer's related party transaction, in the event that such a transaction is estimated at 5 percent or more of the issuer's balance sheet assets, as indicated in the Issuer's accounting statement as of the latest reporting date prior to approval of such a transaction;

on approval of the Registrar, responsible for maintaining the issuer's register of registered-securities holders, and the terms and conditions agreed upon with them;

on termination of a contract with the Registrar, responsible for maintaining the issuer's register of registered-securities holders;

on acquisition of shares, bonds and securities placed by the issuer;

on establishment of the issuer's branches and/or presentations.

(b) on changing the size of partnership shares in the issuer's authorized capital, as well as in the authorized capital of the issuer's subsidiaries and affiliates, owned by members of the issuer's Board of Directors (Supervisory Board), collegial executive body, and the person holding the office (performing the functions) of the issuer's sole executive body, including the managing entity or the manager, and/or on changing the size of holdings of common registered shares of the issuer and its subsidiaries and affiliates, owned by the above persons.

(c) on changes in the issuer's shareholder structure, with respect to shareholders possessing at least 5 percent of the issuer's common shares.

(d) on conclusion of a related party transaction by the issuer, the approval of which by the issuer's authorized body is envisaged by Russian law, in the event that the transaction is estimated at 5 percent or more of the issuer's balance sheet assets as identified by the accounting statement as of the latest reporting date prior to the approval of such a transaction by the Issuer's authorized body.

(e) on instituting a bankruptcy case and/or initiation of a bankruptcy proceeding against the Issuer and/or its subsidiaries and affiliates by the arbitration court.

(f) on conclusion of a contract by the issuer with a stock exchange, whereby listing of the issuer's securities is accomplished (an agreement with the organizer of trading on listing the issuer's securities in the register of securities admitted to trading on the stock market by the organizer of trading).

(g) on listing the issuer's securities among the securities admitted to trading on the stock market by the organizer of trading, and delisting the issuer's securities from the above list.

(h) on obtaining permission from the Federal Commission for the issuer's securities

circulation and/or placement outside the Russian Federation.

(i) on material errors revealed in the issuer's financial (accounting) statements published and/or otherwise disclosed earlier

(j) on adoption of a resolution by the issuer on applying the International financial accounting standards or the US Generally Accepted Accounting Principles (US GAAP) for drawing up the issuer's financial (accounting) statements, as well as on planned timelines of the disclosure of such statements.

(k) on liquidation of a subsidiary and/or an affiliate of the issuer.

(l) on obtaining (suspension or revocation) of permission (a license) for using limited liquidity facilities, natural resources, of licenses for banking operations, insurance activities, activities of a professional stock market participant, as well as other licenses, obtaining, suspension or revocation of which can prove of significance for the issuer's operations.

(m) on a claim made against the issuer, its subsidiary and/or affiliate, which, once satisfied, may exercise significant influence on the financial status or economic activities of the issuer, its subsidiaries or affiliates.

(n) on changing the website address used by the issuer for information disclosure.

(o) on acquisition by the issuer of a partnership share in the authorized (reserve) capital (share fund) of at least 5 percent in another commercial organization, or acquisition of a holding of common shares in another joint stock company of at least 5 percent, as well as on changing the size of such a partnership share divisible by 5 percent.

The notices are to be published within the following periods of the moment of occurrence of the respective fact:

- *in the news bulletins of the AK&M and Interfax information agencies – not later than 1 (one) day; on the issuer's website at www.rbcinfosystems.ru - not later than 3 (three) days (however, after the notice has been published in the news bulletins);*

Information disclosed shall remain available on the website within a period of at least 6 (six) months of the date of its publication on the Internet.

Furthermore, the information, identified in Para 1 to 15, shall be submitted by the issuer to the registration authority in the written form within a period of no more than 5 days from the moment of occurrence of the respective fact.

11) The issuer is to disclose information on its founding and internal documents, governing the activities of the issuer's bodies, by publication of the said documents on the website at www.rbcinfosystems.ru. In the event of any changes in the given documents (approval of new versions of the documents), the Articles of Association and internal documents are to be posted on the website not later than 3 days from the publication date of a notice of the respective resolution of the general shareholders' meeting.

In the instances not identified by this Resolution on the additional securities issue, the issuer discloses information in accordance with the procedure set forth by the federal law "On the securities market," the Regulation and other regulations of the federal executive body for the securities market issues.

12. Information on ensuring performance of obligations with regard to bonds of the issue (additional issue)

No information is provided for this type of securities

13. The issuer's obligation to ensure the rights of holders of securities, given they comply with the procedure of exercising the rights set forth by Russian law.

The issuer hereby assumes the obligation to ensure the rights of holders of common registered shares, given that holders of common registered shares comply with the procedure of exercising the rights set forth by Russian law.

14. Obligations of persons, who have provided security for the bonds, to ensure performance of the issuer's obligations against bond holders in the event the issuer refuses to perform its obligations, or delays performance of the respective obligations with regard to the bonds, set forth as consistent with the terms and conditions of the security provided

No information is provided for the type of securities

15. Other information, envisaged by the Standards
No other information available

EXHIBIT45

RosBusinessConsulting

Address: 78, Profsoyuznaya Street, Moscow, 117420, Russia;
Tel: (095) 363-1111, 363-1122; **Fax:** (095) 363-1125; **E-mail:** mark@rbc.ru, info@rbc.ru

February 3, 2005

We hereby present to you data about the company, keeping records of the rights for issued securities of OAO RBC Information Systems.
Registrar:
Full company name: closed joint stock company IRCOL
Short company name: CJSC IRCOL
Address: ***¾, building 1, Boyarsky Pereulok, Moscow, 107078***
Mail address: ***¾, building 1, Boyarsky Pereulok, Moscow, 107078***
Tel.: ***(095) 208-15-15, 207-15-15*** Fax: ***(095) 208-34-34***
E-mail: corp@ircol.ru

License:
Number: ***10-000-1-00250***
Date of issue: ***August 9, 2002***
Expiry date: ***N/A***
Name of the issuer: ***Federal Securities Market Commission of Russia***
The date since which the mentioned registrar has kept register of the issuer's registered securities: ***March 12, 2002***

A copy of CJSC IRCOL's license is enclosed.

General Director
OAO RBC Information Systems   Yury Rovensky

Переводчик: Максим Белов

EXHIBIT46

RECEIVED
2005 FEB 15 A 11:07

THE LIST OF RELATED PARTIES

OPEN JOINT-STOCK COMPANY RBC Information Systems

(issuer code: 05214-A)

as of January 01, 2005

General Director
Yury A. Rovensky

locus sigilli

The list of related parties

Related party	The number of shares owned in the company	The stake in the share capital of the company
Name: ***Dmitry G. Belik*** Place of residence: ***Russia, Moscow*** Basis: ***The person is a member of the Board of Directors (the Supervisory Board) of the joint-stock company*** Date of basis: ***June 08, 2004***	**24 180 699**	**21.03%**
Name: ***Oleg A. Dyatlov*** Place of residence: ***Russia, Moscow*** Basis: ***The person is a member of the Board of Directors (the Supervisory Board) of the joint-stock company*** Date of basis enforcement: ***June 08, 2004***	**222 276**	**0.19%**
Name: ***German V. Kaplun*** Place of residence: ***Russia, Moscow*** Basis: ***The person is a member of the Board of Directors (the Supervisory Board) of the joint-stock company*** Date of basis enforcement: ***June 08, 2004***	**22 141 018**	**19.25%**
Name: ***Yekaterina A. Lebedeva*** Place of residence: ***Russia, Moscow*** Basis: ***The person is a member of the Board of Directors (the Supervisory Board) of the joint-stock company*** Date of basis enforcement: ***June 08, 2004*** Basis: ***The person is a member of the Executive Board, which is a collective executive body of the joint-stock company*** Date of basis enforcement: ***July 23, 2004***	**1**	**0.00%**
Name: ***Sergey Yu. Lukin*** Place of residence: ***Russia, Moscow*** Basis: ***The person is a member of the Board of Directors (the Supervisory Board) of the joint-stock company*** Date of basis enforcement: ***June 08, 2004***	**1 020 476**	**0.89%**
Name: ***Alexander M. Morgulchik*** Place of residence: ***Russia, Moscow*** Basis: ***The person is a member of the Board of Directors (the Supervisory Board) of the joint-stock company*** Date of basis enforcement: ***June 08, 2004***	**25 543 114**	**22.21%**
Name: ***Yuri Mostovoy*** Place of residence: ***NJ*** Basis: ***The person is a member of the Board of Directors (the Supervisory Board) of the joint-stock company*** Date of basis enforcement: ***June 08, 2004***	-	-
Name: ***Neil Osborn*** Place of residence: ***London*** Basis: ***The person is a member of the Board of Directors (the Supervisory Board) of the joint-stock company*** Date of basis enforcement: ***June 08, 2004***	-	-

Name: ***Givi M. Topchishvili*** Place of residence: ***Russia, Moscow*** Basis: ***The person is a member of the Board of Directors (the Supervisory Board) of the joint-stock company*** Date of basis enforcement: ***June 08, 2004***	**2 271 407**	**1.97%**
Name: ***Leonid A. Khazan*** Place of residence: ***Russia, Moscow*** Basis: ***The person is a member of the Board of Directors (the Supervisory Board) of the joint-stock company*** Date of basis enforcement: ***June 08, 2004***	**1**	**0.00%**
Name: ***Michael Hammond*** Place of residence: ***London*** Basis: ***The person is a member of the Board of Directors (the Supervisory Board) of the joint-stock company*** Date of basis enforcement: ***June 08, 2004***	-	-
Name: ***Hans-Joerg Rudloff*** Place of residence: ***Hermance*** Basis: ***The person is a member of the Board of Directors (the Supervisory Board) of the joint-stock company*** Date of basis enforcement: ***June 08, 2004***	-	-
Name: ***Yury A. Rovensky*** Place of residence: ***Russia, Moscow*** Basis: ***The person has is the sole executive authority of the joint-stock company*** Date of basis enforcement: ***October 10, 2001***	-	-
Name: ***Artemiy V. Inyutin*** Place of residence: ***Russia, Moscow*** Basis: ***The person is a member of the Executive Board, which is a collective executive body of the joint-stock company*** Date of basis enforcement: ***July 23, 2004***	***1***	**0.00%**
Name: ***Alexey V. Kuzovkin*** Place of residence: ***Russia, Moscow*** Basis: ***The person is a member of the Executive Board, which is a collective executive body of the joint-stock company*** Date of basis enforcement: ***July 23, 2004***	***1***	**0.00%**
Name: ***Closed Joint-Stock Company RBC Engineering*** Location: ***75/9, Leninsky Prospekt, Moscow, 119261*** Postal address: ***75/9, Leninsky Prospekt, Moscow, 119261*** Basis: ***The person is among the group of persons that owns the joint-stock company*** The reason for the person to be within the group of persons that owns the joint-stock company: ***OJSC RBC Information Systems has the right to indirectly dispose of over 50 percent of the total number of votes due to the shares of the share capital of CJSC RBC Engineering. The person that has direct control is CJSC RBC HOLDING.*** Date of basis enforcement: ***October 15, 2001***	-	-

Name: ***Limited Liability Company PC Home*** Location: ***24-1-1 Tashkentskaya Street, Moscow, 109472*** Postal address: ***78-1, Profsoyuznaya Street, Moscow, 117393*** Basis: ***The person is among the group of persons that owns the joint-stock company.*** The reason for the person to be within the group of persons that owns the joint-stock company: ***OJSC RBC Information Systems has the right to indirectly dispose of over 50 percent of the total number of votes due to the stakes of the authorized capital of LLC PC Home. The company has direct control is CJSC RBC HOLDING.*** Date of basis enforcement: ***October 17, 2001***	-	-
Name: ***Limited Liability Company Megakor*** Location: ***84/32-602t, Profsoyuznaya Street, Moscow, 117997*** Postal address: ***84/32-602t, Profsoyuznaya Street, Moscow, 117997*** Basis: ***The person is among the group of persons that owns the joint-stock company*** The reason for the person to be within the group of persons that owns the joint-stock company: ***The same private persons and (or) their relatives have the right to independently dispose of over 50 percent of votes in total due to the shares of the authorized capital of the issuer and the mentioned person.*** Date of basis enforcement: ***January 12, 2001***	-	-
Name: ***Limited Liability Company Merkot*** Location: ***20-1, 1st Gayvoronovsky Proyezd, Moscow, 109518*** Postal address: ***78-1, Profsoyuznaya Street, Moscow, 117393*** Basis: ***The person is among the group of persons that owns the joint-stock company*** The reason for the person to be within the group of persons that owns the joint-stock company: ***OJSC RBC Information Systems has the right to indirectly dispose of over 50 percent of the total number of votes due to the stakes of the authorized capital of LLC Merkot. The person that has direct control is CJSC RBC HOLDING.*** Date of basis enforcement: ***October 17, 2001***	-	-
Name: ***Limited Liability Company Niken*** Location: ***20-1, 1st Gayvoronovsky Proyezd, Moscow, 109518*** Postal address: ***78-1, Profsoyuznaya Street, Moscow, 117393*** Basis: ***The person is among the group of persons that owns the joint-stock company*** The reason for the person to be within the group of persons that owns the joint-stock company: ***OJSC RBC Information Systems has the right to indirectly dispose of over 50 percent of the total number of votes due to the stakes of the authorized capital of LLC Niken. The person that has direct control is CJSC RBC HOLDING.*** Date of basis enforcement: ***October 17, 2001***	-	-
Name: ***Limited Liability Company RBC Pro*** Location: ***75/9, Leninsky Prospekt, Moscow, 119261*** Postal address: ***75/9, Leninsky Prospekt, Moscow, 119261*** Basis: ***The person is among the group of persons that owns the joint-stock company*** The reason for the person to be within the group of persons that owns the joint-stock company: ***OJSC RBC Information Systems has the right to indirectly dispose of over 50 percent of the total number of votes due to the stakes of the authorized capital of LLC RBC Pro. The person that has direct control is CJSC RBC HOLDING.*** Date of basis enforcement: ***October 17, 2001***	-	-

Name: ***Limited Liability Company "IT Group"*** Location: ***68 Kommunisticheskiy Prospekt, Gorno-Altaisk, the Republic of Altai 649000*** Postal address: ***68 Kommunisticheskiy Prospekt, Gorno-Altaisk, the Republic of Altai 649000*** Basis: ***The person is among the group of persons that owns the joint-stock company*** The reason for the person to be within the group of persons that owns the joint-stock company: ***OJSC RBC Information Systems has the right to indirectly dispose of 100 percent of the total number of votes due to the stakes in the authorized capital of LLC IT Group. The person that has direct control is «RBC Investments (Cyprus) Limited».*** Дата наступления основания: ***04.06.2004***	-	-
Name: ***Limited Liability Company RBC Programmny Produkt*** Location: ***office 1-N, 96A, Krasnoputilovskaya Street, St. Petersburg, 196191*** Postal address: ***office 1-N, 96A, Krasnoputilovskaya Street, St. Petersburg, 196191*** Basis: ***The person is among the group of persons that owns the joint-stock company*** The reason for the person to be within the group of persons that owns the joint-stock company: ***OJSC RBC Information Systems has the right to indirectly dispose of over 50 percent of the total number of votes due to the stakes of the authorized capital of LLC RBC Programmny Produkt. The person that has direct control is CJSC RBC SOFT.*** Date of basis enforcement: ***August 26,.2002***	-	-
Name: ***Limited Liability Company ROVERST*** Location: ***17-1, Otkrytoye Shosse, Moscow, 107143*** Postal address: ***17-1, Otkrytoye Shosse, Moscow, 107143*** Basis: ***The person is among the group of persons that owns the joint-stock company*** The reason for the person to be within the group of persons that owns the joint-stock company: ***OJSC RBC Information Systems has the right to indirectly dispose of over 50 percent of the total number of votes due to the stakes of the authorized capital of LLC ROVERST. The person that has direct control is LLC RBC Center*** Date of basis enforcement: ***September 24, 2002***	-	-
Name: ***Limited Liability Company Telli*** Location: ***10, Blagoveshchensky Pereulok, Moscow, 103001*** Postal address: ***78-1, Profsoyuznaya Street, Moscow, 117393*** Basis: ***The person is among the group of persons that owns the joint-stock company*** The reason for the person to be within the group of persons that owns the joint-stock company: ***OJSC RBC Information Systems has the right to indirectly dispose of over 50 percent of the total number of votes due to the stakes of the authorized capital of LLC Telli. The person that has direct control is CJSC RBC HOLDING.*** Date of basis enforcement: ***October 17, 2001***	-	-
Name: ***Production Cooperative ORGTEKHNIKA*** Location: ***24-1-1 Tashkentskaya Street, Moscow, 109472*** Postal address: ***75/9, Leninsky Prospekt, Moscow, 119261*** Basis: ***The person is among the group of persons that owns the joint-stock company*** The reason for the person to be within the group of persons that owns the joint-stock company: ***The same private persons and (or) their relatives have the right to independently dispose of over 50 percent of votes in total due to the shares of the authorized capital of the issuer and the mentioned person.*** Date of basis enforcement: ***January 12, 2001***	-	-

Name: ***RBC Information Systems (Europe) N.V.*** Location: ***Netherlands, Schelmseweg 1, 6861WP Oosterbeek*** Postal address: ***Netherlands, Postbus 30, 6930AA Westervoort*** Basis: ***The joint-stock company has the right to dispose of over 20 percent of the total number of votes due to the shares (stakes, interests) in the authorized (reserve) capital of this person.*** Date of basis enforcement: ***October 23, 2002*** Basis: ***The person is among the group of persons that owns the joint-stock company*** The reason for the person to be within the group of persons that owns the joint-stock company: ***OJSC RBC Information Systems has the right to directly dispose of over 50 percent of the total number of votes due to the shares of the share capital of RBC Information Systems (Europe) N.V.*** Date of basis enforcement: ***October 23, 2002***	-	-
Name: ***«RBC Investments (Cyprus) Limited»*** Location: ***10 Mnasiadou st. Elma House 1065 Nicosia Cyprus*** Postal address: ***10 Mnasiadou st. Elma House 1065 Nicosia Cyprus*** Basis: ***The person is among the group of persons that owns the joint-stock company*** The reason for the person to be within the group of persons that owns the joint-stock company: ***OJSC RBC Information Systems has the right to indirectly dispose of over 50 percent of the total number of votes due to the stakes of the authorized capital of «RBC Investments (Cyprus) Limited». The person that has direct control is "RBC Information Systems (Europe)" N.V.*** Date of basis enforcement: ***January 22, 2003***	-	-
Name: ***Closed Joint-Stock Company RBC SOFT*** Location: ***75/9, Leninsky Prospekt, Moscow, 119261*** Postal address: ***75/9, Leninsky Prospekt, Moscow, 119261*** Basis: ***The joint-stock company has the right to dispose of over 20 percent of the total number of votes due to the shares (stakes, interests) in the authorized (reserve) capital of this person.*** Date of basis enforcement: ***September 28, 2001*** Basis: ***The person is among the group of persons that owns the joint-stock company*** The reason for the person to be within the group of persons that owns the joint-stock company: ***OJSC RBC Information Systems has the right to directly dispose of over 50 percent of the total number of votes due to the shares of the share capital of CJSC RBC SOFT.*** Date of basis enforcement: ***September 28, 2001***	-	-
Name: ***Closed Joint-Stock Company ROSBUSINESSCONSULTING*** Location: ***78-1, Profsoyuznaya Street, Moscow, 117393*** Postal address: ***78-1, Profsoyuznaya Street, Moscow, 117393*** Basis: ***The joint-stock company has the right to dispose of over 20 percent of the total number of votes due to the shares (stakes, interests) in the authorized (reserve) capital of this person.*** Date of basis enforcement: ***September 28, 2001*** Basis: ***The person is among the group of persons that owns the joint-stock company*** The reason for the person to be within the group of persons that owns the joint-stock company: ***OJSC RBC Information Systems has the right to directly dispose of over 50 percent of the total number of votes due to the shares of the share capital of CJSC ROSBUSINESSCONSULTING.*** Date of basis enforcement: ***September 28, 2001***	-	-

Name: ***Closed Joint-Stock Company RBC HOLDING*** Location: ***75/9, Leninsky Prospekt, Moscow, 119261*** Postal address: ***75/9, Leninsky Prospekt, Moscow, 119261*** Basis: ***The joint-stock company has the right to dispose of over 20 percent of the total number of votes due to the shares (stakes, interests) in the authorized (reserve) capital of this person.*** Date of basis enforcement: ***September 28, 2001*** Basis: ***The person is among the group of persons that owns the joint-stock company*** The reason for the person to be within the group of persons that owns the joint-stock company: ***OJSC RBC Information Systems has the right to directly dispose of over 50 percent of the total number of votes due to the shares of the share capital of CJSC RBC HOLDING.*** Date of basis enforcement: ***September 28, 2001***	-	-
Name: ***Closed Joint-Stock Company RBC-TV*** Location: ***75/9, Leninsky Prospekt, Moscow, 119261*** Postal address: ***75/9, Leninsky Prospekt, Moscow, 119261*** Basis: ***The joint-stock company has the right to dispose of over 20 percent of the total number of votes due to the shares (stakes, interests) in the authorized (reserve) capital of this person.*** Date of basis enforcement: ***June 7, 2002*** Basis: ***The person is among the group of persons that owns the joint-stock company*** The reason for the person to be within the group of persons that owns the joint-stock company: ***OJSC RBC Information Systems has the right to directly dispose of over 50 percent of the total number of votes due to the shares of the share capital of CJSC RBC-TV.*** Date of basis enforcement: ***June 7, 2002***	**150 000**	**0.13%**
Name: ***Closed Joint-Stock Company SK GARANT*** Location: ***office of the Executive Board, 18-20, Sadovaya-Triumfalnaya Street, Moscow, 103006*** Postal address: ***75/9, Leninsky Prospekt, Moscow, 119261*** Basis: ***The joint-stock company has the right to dispose of over 20 percent of the total number of votes due to the shares (stakes, interests) in the authorized (reserve) capital of this person.*** Date of basis enforcement: ***June 17, 2002*** Basis: ***The person is among the group of persons that owns the joint-stock company*** The reason for the person to be within the group of persons that owns the joint-stock company: ***OJSC RBC Information Systems has the right to directly dispose of over 50 percent of the total number of votes due to the shares of the share capital of CJSC SK GARANT.*** Date of basis enforcement: ***June 17, 2002***	-	-

Name: ***Limited Liability Company RBC Center*** Location: ***3b-1, Sadovo-Chernogryazskaya Street, Moscow, 107078*** Postal address: ***78-1, Profsoyuznaya Street, Moscow, 117393*** Basis: ***The joint-stock company has the right to dispose of over 20 percent of the total number of votes due to the shares (stakes, interests) in the authorized (reserve) capital of this person.*** Date of basis enforcement: ***September 28, 2001*** Basis: ***The person is among the group of persons that owns the joint-stock company*** The reason for the person to be within the group of persons that owns the joint-stock company: ***OJSC RBC Information Systems has the right to directly dispose of over 50 percent of the total number of votes due to the authorized capital of LLC RBC Center.*** Date of basis enforcement: ***September 28, 2001***	-	-
Name: ***Limited Liability Company RBC TV Production*** Location: ***68, Kommunisticheskiy Prospekt, Gorno-Altaisk, Altai Republic, 649000*** Postal address: ***78-1, Profsoyuznaya Street, Moscow, 117393*** Basis: ***The person is among the group of persons that owns the joint-stock company*** The reason for the person to be within the group of persons that owns the joint-stock company: ***OJSC RBC Information Systems has the right to indirectly dispose of 99 percent of the total number of votes due to the shares of the share capital of LLC RBC TV Production. This person is under a direct control of CJSC RBC TV.*** Date of basis enforcement : ***September 9, 2003***	-	-
Наименование: ***Limited Liability Company RBC-Reklama*** Location: ***75/9, Leninsky Prospekt, Moscow, 119261*** Postal address: ***75/9, Leninsky Prospekt, Moscow, 119261*** Basis: ***The joint-stock company has the right to dispose of over 20 percent of the total number of votes due to the shares (stakes, interests) in the authorized (reserve) capital of this person.*** Date of basis enforcement: ***October 21, 2003*** Basis: ***The person is among the group of persons that owns the joint-stock company*** The reason for the person to be within the group of persons that owns the joint-stock company: ***OJSC RBC Information Systems has the right to directly dispose of over 50 percent of the total number of votes due to the shares of the share capital of LLC RBC-Reklama.*** Date of basis enforcement: ***October 21, 2002***	-	-
Name: ***Limited Liability Company RBC Publishing*** Location: ***29 Choros-Gurkina Street, Gorno-Altaisk, Russia, 649000*** Postal address: ***29 Choros-Gurkina Street, Gorno-Altaisk, Russia, 649000*** Basis: ***The joint-stock company has the right to dispose of over 20 percent of the total number of votes due to the shares (stakes, interests) in the authorized (reserve) capital of this person.*** Date of basis enforcement: ***December 15, 2003.*** Basis: ***The person is among the group of persons that owns the joint-stock company.*** The reason for the person to be within the group of persons that owns the joint-stock company: ***OJSC RBC Information Systems has the right to directly dispose of over 50 percent of the total number of votes due to the stakes the authorized capital of LLC RBC Publishing.*** Date of basis enforcement : ***December 15, 2003***	-	-

Name: ***Closed Joint-Stock Company Information and Research Center "Politics, Economy, Marketing"*** Location: ***24 2nd Kvesisskaya St., Moscow 127220*** Postal address: ***24 2nd Kvesisskaya St., Moscow 127220*** Basis: ***The joint-stock company has the right to dispose of over 20 percent of the total number of votes due to the shares (stakes, interests) in the authorized (reserve) capital of this person.*** Date of basis enforcement: ***August, 16, 2004*** Basis: ***The person is among the group of persons that owns the joint-stock company*** The reason for the person to be within the group of persons that owns the joint-stock company: ***OJSC RBC Information Systems has the right to directly dispose of over 50 percent of the total number of votes due to the shares of the share capital of CJSC Information and Research Center "PECOM."*** Date of basis enforcement: ***August, 16, 2004***	-	-
Name: ***Autonomous Non-Commercial Organization "National Awarding Committee"*** Location: ***75/9, Leninsky Prospekt, Moscow, 119261*** Postal address: ***75/9, Leninsky Prospekt, Moscow, 119261*** Basis: ***The person is among the group of persons that owns the joint-stock company*** The reason for the person to be within the group of persons that owns the joint-stock company: ***OJSC RBC Information Systems is the founder of the Autonomous Non-Commercial Organization "National Awarding Committee" and is entitled to appoint the chief executive and the collective executive bodies.*** Date of basis enforcement: ***August, 18, 2004***	-	-

EXHIBIT47

THE LIST OF RELATED PARTIES

OPEN JOINT-STOCK COMPANY RBC Information Systems

(issuer code: 05214-A)

as of April 01, 2004

General Director
Yury A. Rovensky

locus sigilli

The list of related parties

Related party	The number of shares owned in the company	The stake in the share capital of the company
Name: ***Dmitry G. Belik*** Place of residence: ***Russia, Moscow*** Basis: ***The person is a member of the Board of Directors (the Supervisory Board) of the joint-stock company*** Date of basis: ***June 03, 2003*** Basis: ***The person has the right to dispose of 20 percent of voting shares of the company*** Date of basis enforcement: ***January 12, 2001***	**22 567 097**	**22.56%**
Name: ***Oleg A. Dyatlov*** Place of residence: ***Russia, Moscow*** Basis: ***The person is a member of the Board of Directors (the Supervisory Board) of the joint-stock company*** Date of basis enforcement: ***June 03, 2003***	**1 021 045**	**1.02%**
Name: ***German V. Kaplun*** Place of residence: ***Russia, Moscow*** Basis: ***The person is a member of the Board of Directors (the Supervisory Board) of the joint-stock company*** Date of basis enforcement: ***June 03, 2003*** Basis: ***The person has the right to dispose of 20 percent of voting shares of the company*** Date of basis enforcement: ***January 12, 2001***	**22 467 099**	**22.46%**
Name: ***Yekaterina A. Lebedeva*** Place of residence: ***Russia, Moscow*** Basis: ***The person is a member of the Board of Directors (the Supervisory Board) of the joint-stock company*** Date of basis enforcement: ***June 03, 2003***	**1**	**0.00%**
Name: ***Sergey Yu. Lukin*** Place of residence: ***Russia, Moscow*** Basis: ***The person is a member of the Board of Directors (the Supervisory Board) of the joint-stock company*** Date of basis enforcement: ***June 03, 2003***	**1 021 045**	**1.02%**
Name: ***Alexander M. Morgulchik*** Place of residence: ***Russia, Moscow*** Basis: ***The person is a member of the Board of Directors (the Supervisory Board) of the joint-stock company*** Date of basis enforcement: ***June 03, 2003*** Basis: ***The person has the right to dispose of 20 percent of voting shares of the company*** Date of basis enforcement: ***January 12, 2001***	**19 167 097**	**19.17%**

Name: ***Yuri Mostovoy*** Place of residence: ***NJ*** Basis: ***The person is a member of the Board of Directors (the Supervisory Board) of the joint-stock company*** Date of basis enforcement: ***June 03, 2003***	-	-
Name: ***Neil Osborn*** Place of residence: ***London*** Basis: ***The person is a member of the Board of Directors (the Supervisory Board) of the joint-stock company*** Date of basis enforcement: ***June 03, 2003***	-	-
Name: ***Givi M. Topchishvili*** Place of residence: ***Russia, Moscow*** Basis: ***The person is a member of the Board of Directors (the Supervisory Board) of the joint-stock company*** Date of basis enforcement: ***June 03, 2003***	**2 571 407**	**2.57%**
Name: ***Leonid A. Khazan*** Place of residence: ***Russia, Moscow*** Basis: ***The person is a member of the Board of Directors (the Supervisory Board) of the joint-stock company*** Date of basis enforcement: ***June 03, 2003***	**1**	**0.00%**
Name: ***Michael Hammond*** Place of residence: ***London*** Basis: ***The person is a member of the Board of Directors (the Supervisory Board) of the joint-stock company*** Date of basis enforcement: ***June 03, 2003***	-	-
Name: ***Hans-Joerg Rudloff*** Place of residence: ***Hermance*** Basis: ***The person is a member of the Board of Directors (the Supervisory Board) of the joint-stock company*** Date of basis enforcement: ***June 03, 2003***	-	-
Name: ***Yury A. Rovensky*** Place of residence: ***Russia, Moscow*** Basis: ***The person has is the sole executive authority of the joint-stock company*** Date of basis enforcement: ***October 10, 2001***	-	-
Name: ***Closed Joint-Stock Company RBC Engineering*** Location: ***75/9, Leninsky Prospekt, Moscow, 119261*** Postal address: ***75/9, Leninsky Prospekt, Moscow, 119261*** Basis: ***The person is among the group of persons that owns the joint-stock company*** The reason for the person to be within the group of persons that owns the joint-stock company: ***OJSC RBC Information Systems has the right to indirectly dispose of over 50 percent of the total number of votes due to the shares of the share capital of CJSC RBC Engineering. The person that has direct control is CJSC RBC HOLDING.*** Date of basis enforcement: ***October 15, 2001***	-	-

Name: ***Limited Liability Company PC Home*** Location: ***24-1-1 Tashkentskaya Street, Moscow, 109472*** Postal address: ***78-1, Profsoyuznaya Street, Moscow, 117393*** Basis: ***The person is among the group of persons that owns the joint-stock company.*** The reason for the person to be within the group of persons that owns the joint-stock company: ***OJSC RBC Information Systems has the right to indirectly dispose of over 50 percent of the total number of votes due to the stakes of the authorized capital of LLC PC Home. The company has direct control is CJSC RBC HOLDING.*** Date of basis enforcement: ***October 17, 2001***	-	-
Name: ***Limited Liability Company Megakor*** Location: ***84/32-602t, Profsoyuznaya Street, Moscow, 117997*** Postal address: ***84/32-602t, Profsoyuznaya Street, Moscow, 117997*** Basis: ***The person is among the group of persons that owns the joint-stock company*** The reason for the person to be within the group of persons that owns the joint-stock company: ***The same private persons and (or) their relatives have the right to independently dispose of over 50 percent of votes in total due to the shares of the authorized capital of the issuer and the mentioned person.*** Date of basis enforcement: ***January 12, 2001***	-	-
Name: ***Limited Liability Company Merkot*** Location: ***20-1, 1st Gayvoronovsky Proyezd, Moscow, 109518*** Postal address: ***78-1, Profsoyuznaya Street, Moscow, 117393*** Basis: ***The person is among the group of persons that owns the joint-stock company*** The reason for the person to be within the group of persons that owns the joint-stock company: ***OJSC RBC Information Systems has the right to indirectly dispose of over 50 percent of the total number of votes due to the stakes of the authorized capital of LLC Merkot. The person that has direct control is CJSC RBC HOLDING.*** Date of basis enforcement: ***October 17, 2001***	-	-
Name: ***Limited Liability Company Niken*** Location: ***20-1, 1st Gayvoronovsky Proyezd, Moscow, 109518*** Postal address: ***78-1, Profsoyuznaya Street, Moscow, 117393*** Basis: ***The person is among the group of persons that owns the joint-stock company*** The reason for the person to be within the group of persons that owns the joint-stock company: ***OJSC RBC Information Systems has the right to indirectly dispose of over 50 percent of the total number of votes due to the stakes of the authorized capital of LLC Niken. The person that has direct control is CJSC RBC HOLDING.*** Date of basis enforcement: ***October 17, 2001***	-	-
Name: ***Limited Liability Company RBC Pro*** Location: ***75/9, Leninsky Prospekt, Moscow, 119261*** Postal address: ***75/9, Leninsky Prospekt, Moscow, 119261*** Basis: ***The person is among the group of persons that owns the joint-stock company*** The reason for the person to be within the group of persons that owns the joint-stock company: ***OJSC RBC Information Systems has the right to indirectly dispose of over 50 percent of the total number of votes due to the stakes of the authorized capital of LLC RBC Pro. The person that has direct control is CJSC RBC HOLDING.*** Date of basis enforcement: ***October 17, 2001***	-	-

Name: ***Limited Liability Company Marketing on the Internet*** Location: ***75/9, Leninsky Prospekt, Moscow, 119261*** Postal address: Location: ***75/9, Leninsky Prospekt, Moscow, 11926*** Basis: ***The person is among the group of persons that owns the joint-stock company*** The reason for the person to be within the group of persons that owns the joint-stock company: ***OJSC RBC Information Systems has the right to indirectly dispose of over 50 percent of the total number of votes due to the stakes of the authorized capital of LLC Marketing on the Internet. The person that has direct control is CJSC SK GARANT.*** Date of basis enforcement: ***June 17, 2002***	-	-
Name: ***Limited Liability Company RBC Programmny Produkt*** Location: ***office 1-N, 96A, Krasnoputilovskaya Street, St. Petersburg, 196191*** Postal address: ***office 1-N, 96A, Krasnoputilovskaya Street, St. Petersburg, 196191*** Basis: ***The person is among the group of persons that owns the joint-stock company*** The reason for the person to be within the group of persons that owns the joint-stock company: ***OJSC RBC Information Systems has the right to indirectly dispose of over 50 percent of the total number of votes due to the stakes of the authorized capital of LLC RBC Programmny Produkt. The person that has direct control is CJSC RBC SOFT.*** Date of basis enforcement: ***August 26,.2002***	-	-
Name: ***Limited Liability Company ROVERST*** Location: ***17-1, Otkrytoye Shosse, Moscow, 107143*** Postal address: ***17-1, Otkrytoye Shosse, Moscow, 107143*** Basis: ***The person is among the group of persons that owns the joint-stock company*** The reason for the person to be within the group of persons that owns the joint-stock company: ***OJSC RBC Information Systems has the right to indirectly dispose of over 50 percent of the total number of votes due to the stakes of the authorized capital of LLC ROVERST. The person that has direct control is LLC RBC Center*** Date of basis enforcement: ***September 24, 2002***	-	-
Name: ***Limited Liability Company Telli*** Location: ***10, Blagoveshchensky Pereulok, Moscow, 103001*** Postal address: ***78-1, Profsoyuznaya Street, Moscow, 117393*** Basis: ***The person is among the group of persons that owns the joint-stock company*** The reason for the person to be within the group of persons that owns the joint-stock company: ***OJSC RBC Information Systems has the right to indirectly dispose of over 50 percent of the total number of votes due to the stakes of the authorized capital of LLC Telli. The person that has direct control is CJSC RBC HOLDING.*** Date of basis enforcement: ***October 17, 2001***	-	-
Name: ***Production Cooperative ORGTEKHNIKA*** Location: ***24-1-1 Tashkentskaya Street, Moscow, 109472*** Postal address: ***75/9, Leninsky Prospekt, Moscow, 119261*** Basis: ***The person is among the group of persons that owns the joint-stock company*** The reason for the person to be within the group of persons that owns the joint-stock company: ***The same private persons and (or) their relatives have the right to independently dispose of over 50 percent of votes in total due to the shares of the authorized capital of the issuer and the mentioned person.*** Date of basis enforcement: ***January 12, 2001***	-	-

Name: ***RBC Information Systems (Europe) N.V.*** Location: ***Netherlands, Schelmseweg 1, 6861WP Oosterbeek*** Postal address: ***Netherlands, Postbus 30, 6930AA Westervoort*** Basis: ***The joint-stock company has the right to dispose of over 20 percent of the total number of votes due to the shares (stakes, interests) in the authorized (reserve) capital of this person.*** Date of basis enforcement: ***October 23, 2002*** Basis: ***The person is among the group of persons that owns the joint-stock company*** The reason for the person to be within the group of persons that owns the joint-stock company: ***OJSC RBC Information Systems has the right to directly dispose of over 50 percent of the total number of votes due to the shares of the share capital of RBC Information Systems (Europe) N.V.*** Date of basis enforcement: ***October 23, 2002***	-	-
Name: ***Closed Joint-Stock Company RBC SOFT*** Location: ***75/9, Leninsky Prospekt, Moscow, 119261*** Postal address: ***75/9, Leninsky Prospekt, Moscow, 119261*** Basis: ***The joint-stock company has the right to dispose of over 20 percent of the total number of votes due to the shares (stakes, interests) in the authorized (reserve) capital of this person.*** Date of basis enforcement: ***September 28, 2001*** Basis: ***The person is among the group of persons that owns the joint-stock company*** The reason for the person to be within the group of persons that owns the joint-stock company: ***OJSC RBC Information Systems has the right to directly dispose of over 50 percent of the total number of votes due to the shares of the share capital of CJSC RBC SOFT.*** Date of basis enforcement: ***September 28, 2001***	-	-
Name: ***Closed Joint-Stock Company ROSBUSINESSCONSULTING*** Location: ***78-1, Profsoyuznaya Street, Moscow, 117393*** Postal address: ***78-1, Profsoyuznaya Street, Moscow, 117393*** Basis: ***The joint-stock company has the right to dispose of over 20 percent of the total number of votes due to the shares (stakes, interests) in the authorized (reserve) capital of this person.*** Date of basis enforcement: ***September 28, 2001*** Basis: ***The person is among the group of persons that owns the joint-stock company*** The reason for the person to be within the group of persons that owns the joint-stock company: ***OJSC RBC Information Systems has the right to directly dispose of over 50 percent of the total number of votes due to the shares of the share capital of CJSC ROSBUSINESSCONSULTING.*** Date of basis enforcement: ***September 28, 2001***	-	-

Name: ***Closed Joint-Stock Company RBC HOLDING*** Location: ***75/9, Leninsky Prospekt, Moscow, 119261*** Postal address: ***75/9, Leninsky Prospekt, Moscow, 119261*** Basis: ***The joint-stock company has the right to dispose of over 20 percent of the total number of votes due to the shares (stakes, interests) in the authorized (reserve) capital of this person.*** Date of basis enforcement: ***September 28, 2001*** Basis: ***The person is among the group of persons that owns the joint-stock company*** The reason for the person to be within the group of persons that owns the joint-stock company: ***OJSC RBC Information Systems has the right to directly dispose of over 50 percent of the total number of votes due to the shares of the share capital of CJSC RBC HOLDING.*** Date of basis enforcement: ***September 28, 2001***	-	-
Name: ***Closed Joint-Stock Company RBC-TV*** Location: ***75/9, Leninsky Prospekt, Moscow, 119261*** Postal address: ***75/9, Leninsky Prospekt, Moscow, 119261*** Basis: ***The joint-stock company has the right to dispose of over 20 percent of the total number of votes due to the shares (stakes, interests) in the authorized (reserve) capital of this person.*** Date of basis enforcement: ***June 7, 2002*** Basis: ***The person is among the group of persons that owns the joint-stock company*** The reason for the person to be within the group of persons that owns the joint-stock company: ***OJSC RBC Information Systems has the right to directly dispose of over 50 percent of the total number of votes due to the shares of the share capital of CJSC RBC-TV.*** Date of basis enforcement: ***June 7, 2002***	**490 000**	**0.49%**
Name: ***Closed Joint-Stock Company SK GARANT*** Location: ***office of the Executive Board, 18-20, Sadovaya-Triumfalnaya Street, Moscow, 103006*** Postal address: ***75/9, Leninsky Prospekt, Moscow, 119261*** Basis: ***The joint-stock company has the right to dispose of over 20 percent of the total number of votes due to the shares (stakes, interests) in the authorized (reserve) capital of this person.*** Date of basis enforcement: ***June 17, 2002*** Basis: ***The person is among the group of persons that owns the joint-stock company*** The reason for the person to be within the group of persons that owns the joint-stock company: ***OJSC RBC Information Systems has the right to directly dispose of over 50 percent of the total number of votes due to the shares of the share capital of CJSC SK GARANT.*** Date of basis enforcement: ***June 17, 2002***	-	-

Name: ***Limited Liability Company RBC Center*** Location: ***3b-1, Sadovo-Chernogryazskaya Street, Moscow, 107078*** Postal address: ***78-1, Profsoyuznaya Street, Moscow, 117393*** Basis: ***The joint-stock company has the right to dispose of over 20 percent of the total number of votes due to the shares (stakes, interests) in the authorized (reserve) capital of this person.*** Date of basis enforcement: ***September 28, 2001*** Basis: ***The person is among the group of persons that owns the joint-stock company*** The reason for the person to be within the group of persons that owns the joint-stock company: ***OJSC RBC Information Systems has the right to directly dispose of over 50 percent of the total number of votes due to the authorized capital of LLC RBC Center.*** Date of basis enforcement: ***September 28, 2001***	-	-
Name: ***Limited Liability Company RBC TV Production*** Location: ***68, Kommunisticheskiy Prospekt, Gorno-Altaisk, Altai Republic, 649000*** Postal address: ***78-1, Profsoyuznaya Street, Moscow, 117393*** Basis: ***The person is among the group of persons that owns the joint-stock company*** The reason for the person to be within the group of persons that owns the joint-stock company: ***OJSC RBC Information Systems has the right to indirectly dispose of 99 percent of the total number of votes due to the shares of the share capital of LLC RBC TV Production. This person is under a direct control of CJSC RBC TV.*** Date of basis enforcement : ***September 9, 2003***	-	-
Наименование: ***Limited Liability Company RBC-Reklama*** Location: ***75/9, Leninsky Prospekt, Moscow, 119261*** Postal address: ***75/9, Leninsky Prospekt, Moscow, 119261*** Basis: ***The joint-stock company has the right to dispose of over 20 percent of the total number of votes due to the shares (stakes, interests) in the authorized (reserve) capital of this person.*** Date of basis enforcement: ***October 21, 2003*** Basis: ***The person is among the group of persons that owns the joint-stock company*** The reason for the person to be within the group of persons that owns the joint-stock company: ***OJSC RBC Information Systems has the right to directly dispose of over 50 percent of the total number of votes due to the shares of the share capital of LLC RBC-Reklama.*** Date of basis enforcement: ***October 21, 2002***	-	-
Name: ***Limited Liability Company RBC Publishing*** Location: ***29 Choros-Gurkina Street, Gorno-Altaisk, Russia, 649000*** Postal address: ***29 Choros-Gurkina Street, Gorno-Altaisk, Russia, 649000*** Basis: ***The joint-stock company has the right to dispose of over 20 percent of the total number of votes due to the shares (stakes, interests) in the authorized (reserve) capital of this person.*** Date of basis enforcement: ***December 15, 2003.*** Basis: ***The person is among the group of persons that owns the joint-stock company.*** The reason for the person to be within the group of persons that owns the joint-stock company: ***OJSC RBC Information Systems has the right to directly dispose of over 50 percent of the total number of votes due to the stakes the authorized capital of LLC RBC Publishing.*** Date of basis enforcement : ***December 15, 2003***	-	-

Name: ***Limited Liability Company Art Systems*** Location: **249/101, Lenina Street, Elista, Republic of Kalmykia, 358000** Postal address: **249/101, Lenina Street, Elista, Republic of Kalmykia, 358000** Basis: ***The person is among the group of persons that owns the joint-stock company*** The reason for the person to be within the group of persons that owns the joint-stock company: ***OJSC RBC Information Systems has the right to indirectly dispose of 100 percent of the total number of votes due to the stakes in the authorized capital of LLC Art Systems. The person that has direct control is LLC RBC Center.*** Date of basis enforcement: ***February 16, 2004***	-	-

EXHIBIT 48

THE LIST OF RELATED PARTIES

OPEN JOINT-STOCK COMPANY RBC Information Systems

(issuer code: 05214-A)

as of July 01, 2004

General Director
Yury A. Rovensky

locus sigilli

The list of related parties

Related party	The number of shares owned in the company	The stake in the share capital of the company
Name: ***Dmitry G. Belik*** Place of residence: ***Russia, Moscow*** Basis: ***The person is a member of the Board of Directors (the Supervisory Board) of the joint-stock company*** Date of basis: ***June 08, 2004*** Basis: ***The person has the right to dispose of 20 percent of voting shares of the company*** Date of basis enforcement: ***January 12, 2001***	**20 166 689**	**20.16%**
Name: ***Oleg A. Dyatlov*** Place of residence: ***Russia, Moscow*** Basis: ***The person is a member of the Board of Directors (the Supervisory Board) of the joint-stock company*** Date of basis enforcement: ***June 08, 2004***	**865 045**	**0.86%**
Name: ***German V. Kaplun*** Place of residence: ***Russia, Moscow*** Basis: ***The person is a member of the Board of Directors (the Supervisory Board) of the joint-stock company*** Date of basis enforcement: ***June 08, 2004*** Basis: ***The person has the right to dispose of 20 percent of voting shares of the company*** Date of basis enforcement: ***January 12, 2001***	**20 181 689**	**20.18%**
Name: ***Yekaterina A. Lebedeva*** Place of residence: ***Russia, Moscow*** Basis: ***The person is a member of the Board of Directors (the Supervisory Board) of the joint-stock company*** Date of basis enforcement: ***June 08, 2004***	**1**	**0.00%**
Name: ***Sergey Yu. Lukin*** Place of residence: ***Russia, Moscow*** Basis: ***The person is a member of the Board of Directors (the Supervisory Board) of the joint-stock company*** Date of basis enforcement: ***June 08, 2004***	**865 045**	**0.86%**
Name: ***Alexander M. Morgulchik*** Place of residence: ***Russia, Moscow*** Basis: ***The person is a member of the Board of Directors (the Supervisory Board) of the joint-stock company*** Date of basis enforcement: ***June 08, 2004*** Basis: ***The person has the right to dispose of 20 percent of voting shares of the company*** Date of basis enforcement: ***January 12, 2001***	**20 266 689**	**20.26%**

Name: ***Yuri Mostovoy*** Place of residence: ***NJ*** Basis: ***The person is a member of the Board of Directors (the Supervisory Board) of the joint-stock company*** Date of basis enforcement: ***June 08, 2004***	-	-
Name: ***Neil Osborn*** Place of residence: ***London*** Basis: ***The person is a member of the Board of Directors (the Supervisory Board) of the joint-stock company*** Date of basis enforcement: ***June 08, 2004***	-	-
Name: ***Givi M. Topchishvili*** Place of residence: ***Russia, Moscow*** Basis: ***The person is a member of the Board of Directors (the Supervisory Board) of the joint-stock company*** Date of basis enforcement: ***June 08, 2004***	**2 571 407**	**2.57%**
Name: ***Leonid A. Khazan*** Place of residence: ***Russia, Moscow*** Basis: ***The person is a member of the Board of Directors (the Supervisory Board) of the joint-stock company*** Date of basis enforcement: ***June 08, 2004***	**1**	**0.00%**
Name: ***Michael Hammond*** Place of residence: ***London*** Basis: ***The person is a member of the Board of Directors (the Supervisory Board) of the joint-stock company*** Date of basis enforcement: ***June 08, 2004***	-	-
Name: ***Hans-Joerg Rudloff*** Place of residence: ***Hermance*** Basis: ***The person is a member of the Board of Directors (the Supervisory Board) of the joint-stock company*** Date of basis enforcement: ***June 08, 2004***	-	-
Name: ***Yury A. Rovensky*** Place of residence: ***Russia, Moscow*** Basis: ***The person has is the sole executive authority of the joint-stock company*** Date of basis enforcement: ***October 10, 2001***	-	-
Name: ***Closed Joint-Stock Company RBC Engineering*** Location: ***75/9, Leninsky Prospekt, Moscow, 119261*** Postal address: ***75/9, Leninsky Prospekt, Moscow, 119261*** Basis: ***The person is among the group of persons that owns the joint-stock company*** The reason for the person to be within the group of persons that owns the joint-stock company: ***OJSC RBC Information Systems has the right to indirectly dispose of over 50 percent of the total number of votes due to the shares of the share capital of CJSC RBC Engineering. The person that has direct control is CJSC RBC HOLDING.*** Date of basis enforcement: ***October 15, 2001***	-	-

Name: ***Limited Liability Company PC Home*** Location: ***24-1-1 Tashkentskaya Street, Moscow, 109472*** Postal address: ***78-1, Profsoyuznaya Street, Moscow, 117393*** Basis: ***The person is among the group of persons that owns the joint-stock company.*** The reason for the person to be within the group of persons that owns the joint-stock company: ***OJSC RBC Information Systems has the right to indirectly dispose of over 50 percent of the total number of votes due to the stakes of the authorized capital of LLC PC Home. The company has direct control is CJSC RBC HOLDING.*** Date of basis enforcement: ***October 17, 2001***	-	-
Name: ***Limited Liability Company Megakor*** Location: ***84/32-602t, Profsoyuznaya Street, Moscow, 117997*** Postal address: ***84/32-602t, Profsoyuznaya Street, Moscow, 117997*** Basis: ***The person is among the group of persons that owns the joint-stock company*** The reason for the person to be within the group of persons that owns the joint-stock company: ***The same private persons and (or) their relatives have the right to independently dispose of over 50 percent of votes in total due to the shares of the authorized capital of the issuer and the mentioned person.*** Date of basis enforcement: ***January 12, 2001***	-	-
Name: ***Limited Liability Company Merkot*** Location: ***20-1, 1st Gayvoronovsky Proyezd, Moscow, 109518*** Postal address: ***78-1, Profsoyuznaya Street, Moscow, 117393*** Basis: ***The person is among the group of persons that owns the joint-stock company*** The reason for the person to be within the group of persons that owns the joint-stock company: ***OJSC RBC Information Systems has the right to indirectly dispose of over 50 percent of the total number of votes due to the stakes of the authorized capital of LLC Merkot. The person that has direct control is CJSC RBC HOLDING.*** Date of basis enforcement: ***October 17, 2001***	-	-
Name: ***Limited Liability Company Niken*** Location: ***20-1, 1st Gayvoronovsky Proyezd, Moscow, 109518*** Postal address: ***78-1, Profsoyuznaya Street, Moscow, 117393*** Basis: ***The person is among the group of persons that owns the joint-stock company*** The reason for the person to be within the group of persons that owns the joint-stock company: ***OJSC RBC Information Systems has the right to indirectly dispose of over 50 percent of the total number of votes due to the stakes of the authorized capital of LLC Niken. The person that has direct control is CJSC RBC HOLDING.*** Date of basis enforcement: ***October 17, 2001***	-	-
Name: ***Limited Liability Company RBC Pro*** Location: ***75/9, Leninsky Prospekt, Moscow, 119261*** Postal address: ***75/9, Leninsky Prospekt, Moscow, 119261*** Basis: ***The person is among the group of persons that owns the joint-stock company*** The reason for the person to be within the group of persons that owns the joint-stock company: ***OJSC RBC Information Systems has the right to indirectly dispose of over 50 percent of the total number of votes due to the stakes of the authorized capital of LLC RBC Pro. The person that has direct control is CJSC RBC HOLDING.*** Date of basis enforcement: ***October 17, 2001***	-	-

Name: ***Limited Liability Company Marketing on the Internet*** Location: ***75/9, Leninsky Prospekt, Moscow, 119261*** Postal address: Location: ***75/9, Leninsky Prospekt, Moscow, 11926*** Basis: ***The person is among the group of persons that owns the joint-stock company*** The reason for the person to be within the group of persons that owns the joint-stock company: ***OJSC RBC Information Systems has the right to indirectly dispose of over 50 percent of the total number of votes due to the stakes of the authorized capital of LLC Marketing on the Internet. The person that has direct control is CJSC SK GARANT.*** Date of basis enforcement: ***June 17, 2002***	-	-
Name: ***Limited Liability Company RBC Programmny Produkt*** Location: ***office 1-N, 96A, Krasnoputilovskaya Street, St. Petersburg, 196191*** Postal address: ***office 1-N, 96A, Krasnoputilovskaya Street, St. Petersburg, 196191*** Basis: ***The person is among the group of persons that owns the joint-stock company*** The reason for the person to be within the group of persons that owns the joint-stock company: ***OJSC RBC Information Systems has the right to indirectly dispose of over 50 percent of the total number of votes due to the stakes of the authorized capital of LLC RBC Programmny Produkt. The person that has direct control is CJSC RBC SOFT.*** Date of basis enforcement: ***August 26,.2002***	-	-
Name: ***Limited Liability Company ROVERST*** Location: ***17-1, Otkrytoye Shosse, Moscow, 107143*** Postal address: ***17-1, Otkrytoye Shosse, Moscow, 107143*** Basis: ***The person is among the group of persons that owns the joint-stock company*** The reason for the person to be within the group of persons that owns the joint-stock company: ***OJSC RBC Information Systems has the right to indirectly dispose of over 50 percent of the total number of votes due to the stakes of the authorized capital of LLC ROVERST. The person that has direct control is LLC RBC Center*** Date of basis enforcement: ***September 24, 2002***	-	-
Name: ***Limited Liability Company Telli*** Location: ***10, Blagoveshchensky Pereulok, Moscow, 103001*** Postal address: ***78-1, Profsoyuznaya Street, Moscow, 117393*** Basis: ***The person is among the group of persons that owns the joint-stock company*** The reason for the person to be within the group of persons that owns the joint-stock company: ***OJSC RBC Information Systems has the right to indirectly dispose of over 50 percent of the total number of votes due to the stakes of the authorized capital of LLC Telli. The person that has direct control is CJSC RBC HOLDING.*** Date of basis enforcement: ***October 17, 2001***	-	-
Name: ***Production Cooperative ORGTEKHNIKA*** Location: ***24-1-1 Tashkentskaya Street, Moscow, 109472*** Postal address: ***75/9, Leninsky Prospekt, Moscow, 119261*** Basis: ***The person is among the group of persons that owns the joint-stock company*** The reason for the person to be within the group of persons that owns the joint-stock company: ***The same private persons and (or) their relatives have the right to independently dispose of over 50 percent of votes in total due to the shares of the authorized capital of the issuer and the mentioned person.*** Date of basis enforcement: ***January 12, 2001***	-	-

Name: ***RBC Information Systems (Europe) N.V.*** Location: ***Netherlands, Schelmseweg 1, 6861WP Oosterbeek*** Postal address: ***Netherlands, Postbus 30, 6930AA Westervoort*** Basis: ***The joint-stock company has the right to dispose of over 20 percent of the total number of votes due to the shares (stakes, interests) in the authorized (reserve) capital of this person.*** Date of basis enforcement: ***October 23, 2002*** Basis: ***The person is among the group of persons that owns the joint-stock company*** The reason for the person to be within the group of persons that owns the joint-stock company: ***OJSC RBC Information Systems has the right to directly dispose of over 50 percent of the total number of votes due to the shares of the share capital of RBC Information Systems (Europe) N.V.*** Date of basis enforcement: ***October 23, 2002***	-	-
Name: ***«RBC Investments (Cyprus) Limited»*** Location: ***10 Mnasiadou st. Elma House 1065 Nicosia Cyprus*** Postal address: ***10 Mnasiadou st. Elma House 1065 Nicosia Cyprus*** Basis: ***The person is among the group of persons that owns the joint-stock company*** The reason for the person to be within the group of persons that owns the joint-stock company: ***OJSC RBC Information Systems has the right to indirectly dispose of over 50 percent of the total number of votes due to the stakes of the authorized capital of «RBC Investments (Cyprus) Limited». The person that has direct control is "RBC Information Systems (Europe)" N.V.*** Date of basis enforcement: ***January 22, 2003***	-	-
Name: ***Closed Joint-Stock Company RBC SOFT*** Location: ***75/9, Leninsky Prospekt, Moscow, 119261*** Postal address: ***75/9, Leninsky Prospekt, Moscow, 119261*** Basis: ***The joint-stock company has the right to dispose of over 20 percent of the total number of votes due to the shares (stakes, interests) in the authorized (reserve) capital of this person.*** Date of basis enforcement: ***September 28, 2001*** Basis: ***The person is among the group of persons that owns the joint-stock company*** The reason for the person to be within the group of persons that owns the joint-stock company: ***OJSC RBC Information Systems has the right to directly dispose of over 50 percent of the total number of votes due to the shares of the share capital of CJSC RBC SOFT.*** Date of basis enforcement: ***September 28, 2001***	-	-
Name: ***Closed Joint-Stock Company ROSBUSINESSCONSULTING*** Location: ***78-1, Profsoyuznaya Street, Moscow, 117393*** Postal address: ***78-1, Profsoyuznaya Street, Moscow, 117393*** Basis: ***The joint-stock company has the right to dispose of over 20 percent of the total number of votes due to the shares (stakes, interests) in the authorized (reserve) capital of this person.*** Date of basis enforcement: ***September 28, 2001*** Basis: ***The person is among the group of persons that owns the joint-stock company*** The reason for the person to be within the group of persons that owns the joint-stock company: ***OJSC RBC Information Systems has the right to directly dispose of over 50 percent of the total number of votes due to the shares of the share capital of CJSC ROSBUSINESSCONSULTING.*** Date of basis enforcement: ***September 28, 2001***	-	-

Name: ***Closed Joint-Stock Company RBC HOLDING*** Location: ***75/9, Leninsky Prospekt, Moscow, 119261*** Postal address: ***75/9, Leninsky Prospekt, Moscow, 119261*** Basis: ***The joint-stock company has the right to dispose of over 20 percent of the total number of votes due to the shares (stakes, interests) in the authorized (reserve) capital of this person.*** Date of basis enforcement: ***September 28, 2001*** Basis: ***The person is among the group of persons that owns the joint-stock company*** The reason for the person to be within the group of persons that owns the joint-stock company: ***OJSC RBC Information Systems has the right to directly dispose of over 50 percent of the total number of votes due to the shares of the share capital of CJSC RBC HOLDING.*** Date of basis enforcement: ***September 28, 2001***	-	-
Name: ***Closed Joint-Stock Company RBC-TV*** Location: ***75/9, Leninsky Prospekt, Moscow, 119261*** Postal address: ***75/9, Leninsky Prospekt, Moscow, 119261*** Basis: ***The joint-stock company has the right to dispose of over 20 percent of the total number of votes due to the shares (stakes, interests) in the authorized (reserve) capital of this person.*** Date of basis enforcement: ***June 7, 2002*** Basis: ***The person is among the group of persons that owns the joint-stock company*** The reason for the person to be within the group of persons that owns the joint-stock company: ***OJSC RBC Information Systems has the right to directly dispose of over 50 percent of the total number of votes due to the shares of the share capital of CJSC RBC-TV.*** Date of basis enforcement: ***June 7, 2002***	**200 000**	**0.2%**
Name: ***Closed Joint-Stock Company SK GARANT*** Location: ***office of the Executive Board, 18-20, Sadovaya-Triumfalnaya Street, Moscow, 103006*** Postal address: ***75/9, Leninsky Prospekt, Moscow, 119261*** Basis: ***The joint-stock company has the right to dispose of over 20 percent of the total number of votes due to the shares (stakes, interests) in the authorized (reserve) capital of this person.*** Date of basis enforcement: ***June 17, 2002*** Basis: ***The person is among the group of persons that owns the joint-stock company*** The reason for the person to be within the group of persons that owns the joint-stock company: ***OJSC RBC Information Systems has the right to directly dispose of over 50 percent of the total number of votes due to the shares of the share capital of CJSC SK GARANT.*** Date of basis enforcement: ***June 17, 2002***	-	-

Name: ***Limited Liability Company RBC Center*** Location: ***3b-1, Sadovo-Chernogryazskaya Street, Moscow, 107078*** Postal address: ***78-1, Profsoyuznaya Street, Moscow, 117393*** Basis: ***The joint-stock company has the right to dispose of over 20 percent of the total number of votes due to the shares (stakes, interests) in the authorized (reserve) capital of this person.*** Date of basis enforcement: ***September 28, 2001*** Basis: ***The person is among the group of persons that owns the joint-stock company*** The reason for the person to be within the group of persons that owns the joint-stock company: ***OJSC RBC Information Systems has the right to directly dispose of over 50 percent of the total number of votes due to the authorized capital of LLC RBC Center.*** Date of basis enforcement: ***September 28, 2001***	-	-
Name: ***Limited Liability Company RBC TV Production*** Location: ***68, Kommunisticheskiy Prospekt, Gorno-Altaisk, Altai Republic, 649000*** Postal address: ***78-1, Profsoyuznaya Street, Moscow, 117393*** Basis: ***The person is among the group of persons that owns the joint-stock company*** The reason for the person to be within the group of persons that owns the joint-stock company: ***OJSC RBC Information Systems has the right to indirectly dispose of 99 percent of the total number of votes due to the shares of the share capital of LLC RBC TV Production. This person is under a direct control of CJSC RBC TV.*** Date of basis enforcement : ***September 9, 2003***	-	-
Наименование: ***Limited Liability Company RBC-Reklama*** Location: ***75/9, Leninsky Prospekt, Moscow, 119261*** Postal address: ***75/9, Leninsky Prospekt, Moscow, 119261*** Basis: ***The joint-stock company has the right to dispose of over 20 percent of the total number of votes due to the shares (stakes, interests) in the authorized (reserve) capital of this person.*** Date of basis enforcement: ***October 21, 2003*** Basis: ***The person is among the group of persons that owns the joint-stock company*** The reason for the person to be within the group of persons that owns the joint-stock company: ***OJSC RBC Information Systems has the right to directly dispose of over 50 percent of the total number of votes due to the shares of the share capital of LLC RBC-Reklama.*** Date of basis enforcement: ***October 21, 2002***	-	-
Name: ***Limited Liability Company RBC Publishing*** Location: ***29 Choros-Gurkina Street, Gorno-Altaisk, Russia, 649000*** Postal address: ***29 Choros-Gurkina Street, Gorno-Altaisk, Russia, 649000*** Basis: ***The joint-stock company has the right to dispose of over 20 percent of the total number of votes due to the shares (stakes, interests) in the authorized (reserve) capital of this person.*** Date of basis enforcement: ***December 15, 2003.*** Basis: ***The person is among the group of persons that owns the joint-stock company.*** The reason for the person to be within the group of persons that owns the joint-stock company: ***OJSC RBC Information Systems has the right to directly dispose of over 50 percent of the total number of votes due to the stakes the authorized capital of LLC RBC Publishing.*** Date of basis enforcement : ***December 15, 2003***	-	-

Name: ***Limited Liability Company Art Systems*** Location: **249/101, Lenina Street, Elista, Republic of Kalmykia, 358000** Postal address: **249/101, Lenina Street, Elista, Republic of Kalmykia, 358000** Basis: ***The person is among the group of persons that owns the joint-stock company*** The reason for the person to be within the group of persons that owns the joint-stock company: ***OJSC RBC Information Systems has the right to indirectly dispose of 100 percent of the total number of votes due to the stakes in the authorized capital of LLC Art Systems. The person that has direct control is LLC RBC Center.*** Date of basis enforcement: ***February 16, 2004***	-	-

EXHIBIT49

THE LIST OF RELATED PARTIES

OPEN JOINT-STOCK COMPANY RBC Information Systems

(issuer code: 05214-A)

as of October 01, 2004

General Director
Yury A. Rovensky

locus sigilli

The list of related parties

Related party	The number of shares owned in the company	The stake in the share capital of the company
Name: ***Dmitry G. Belik*** Place of residence: ***Russia, Moscow*** Basis: ***The person is a member of the Board of Directors (the Supervisory Board) of the joint-stock company*** Date of basis: ***June 08, 2004*** Basis: ***The person has the right to dispose of 20 percent of voting shares of the company*** Date of basis enforcement: ***January 12, 2001***	**23 787 689**	**23.78%**
Name: ***Oleg A. Dyatlov*** Place of residence: ***Russia, Moscow*** Basis: ***The person is a member of the Board of Directors (the Supervisory Board) of the joint-stock company*** Date of basis enforcement: ***June 08, 2004***	**1 020 476**	**1.02%**
Name: ***German V. Kaplun*** Place of residence: ***Russia, Moscow*** Basis: ***The person is a member of the Board of Directors (the Supervisory Board) of the joint-stock company*** Date of basis enforcement: ***June 08, 2004*** Basis: ***The person has the right to dispose of 20 percent of voting shares of the company*** Date of basis enforcement: ***January 12, 2001***	**23 787 689**	**23.78%**
Name: ***Yekaterina A. Lebedeva*** Place of residence: ***Russia, Moscow*** Basis: ***The person is a member of the Board of Directors (the Supervisory Board) of the joint-stock company*** Date of basis enforcement: ***June 08, 2004*** Basis: ***The person is a member of the Executive Board, which is a collective executive body of the joint-stock company*** Date of basis enforcement: ***July 23, 2004***	**1**	**0.00%**
Name: ***Sergey Yu. Lukin*** Place of residence: ***Russia, Moscow*** Basis: ***The person is a member of the Board of Directors (the Supervisory Board) of the joint-stock company*** Date of basis enforcement: ***June 08, 2004***	**1 020 476**	**1.02%**

Name: ***Alexander M. Morgulchik*** Place of residence: ***Russia, Moscow*** Basis: ***The person is a member of the Board of Directors (the Supervisory Board) of the joint-stock company*** Date of basis enforcement: ***June 08, 2004*** Basis: ***The person has the right to dispose of 20 percent of voting shares of the company*** Date of basis enforcement: ***January 12, 2001***	**24 087 613**	**24.08%**
Name: ***Yuri Mostovoy*** Place of residence: ***NJ*** Basis: ***The person is a member of the Board of Directors (the Supervisory Board) of the joint-stock company*** Date of basis enforcement: ***June 08, 2004***	-	-
Name: ***Neil Osborn*** Place of residence: ***London*** Basis: ***The person is a member of the Board of Directors (the Supervisory Board) of the joint-stock company*** Date of basis enforcement: ***June 08, 2004***	-	-
Name: ***Givi M. Topchishvili*** Place of residence: ***Russia, Moscow*** Basis: ***The person is a member of the Board of Directors (the Supervisory Board) of the joint-stock company*** Date of basis enforcement: ***June 08, 2004***	**2 371 407**	**2.37%**
Name: ***Leonid A. Khazan*** Place of residence: ***Russia, Moscow*** Basis: ***The person is a member of the Board of Directors (the Supervisory Board) of the joint-stock company*** Date of basis enforcement: ***June 08, 2004***	**1**	**0.00%**
Name: ***Michael Hammond*** Place of residence: ***London*** Basis: ***The person is a member of the Board of Directors (the Supervisory Board) of the joint-stock company*** Date of basis enforcement: ***June 08, 2004***	-	-
Name: ***Hans-Joerg Rudloff*** Place of residence: ***Hermance*** Basis: ***The person is a member of the Board of Directors (the Supervisory Board) of the joint-stock company*** Date of basis enforcement: ***June 08, 2004***	-	-
Name: ***Yury A. Rovensky*** Place of residence: ***Russia, Moscow*** Basis: ***The person has is the sole executive authority of the joint-stock company*** Date of basis enforcement: ***October 10, 2001***	-	-
Name: ***Artemiy V. Inyutin*** Place of residence: ***Russia, Moscow*** Basis: ***The person is a member of the Executive Board, which is a collective executive body of the joint-stock company*** Date of basis enforcement: ***July 23, 2004***	***1***	**0.00%**
Name: ***Alexey V. Kuzovkin*** Place of residence: ***Russia, Moscow*** Basis: ***The person is a member of the Executive Board, which is a collective executive body of the joint-stock company*** Date of basis enforcement: ***July 23, 2004***	***1***	**0.00%**

Name: ***Closed Joint-Stock Company RBC Engineering*** Location: ***75/9, Leninsky Prospekt, Moscow, 119261*** Postal address: ***75/9, Leninsky Prospekt, Moscow, 119261*** Basis: ***The person is among the group of persons that owns the joint-stock company*** The reason for the person to be within the group of persons that owns the joint-stock company: ***OJSC RBC Information Systems has the right to indirectly dispose of over 50 percent of the total number of votes due to the shares of the share capital of CJSC RBC Engineering. The person that has direct control is CJSC RBC HOLDING.*** Date of basis enforcement: ***October 15, 2001***	-	-
Name: ***Limited Liability Company PC Home*** Location: ***24-1-1 Tashkentskaya Street, Moscow, 109472*** Postal address: ***78-1, Profsoyuznaya Street, Moscow, 117393*** Basis: ***The person is among the group of persons that owns the joint-stock company.*** The reason for the person to be within the group of persons that owns the joint-stock company: ***OJSC RBC Information Systems has the right to indirectly dispose of over 50 percent of the total number of votes due to the stakes of the authorized capital of LLC PC Home. The company has direct control is CJSC RBC HOLDING.*** Date of basis enforcement: ***October 17, 2001***	-	-
Name: ***Limited Liability Company Megakor*** Location: ***84/32-602t, Profsoyuznaya Street, Moscow, 117997*** Postal address: ***84/32-602t, Profsoyuznaya Street, Moscow, 117997*** Basis: ***The person is among the group of persons that owns the joint-stock company*** The reason for the person to be within the group of persons that owns the joint-stock company: ***The same private persons and (or) their relatives have the right to independently dispose of over 50 percent of votes in total due to the shares of the authorized capital of the issuer and the mentioned person.*** Date of basis enforcement: ***January 12, 2001***	-	-
Name: ***Limited Liability Company Merkot*** Location: ***20-1, 1st Gayvoronovsky Proyezd, Moscow, 109518*** Postal address: ***78-1, Profsoyuznaya Street, Moscow, 117393*** Basis: ***The person is among the group of persons that owns the joint-stock company*** The reason for the person to be within the group of persons that owns the joint-stock company: ***OJSC RBC Information Systems has the right to indirectly dispose of over 50 percent of the total number of votes due to the stakes of the authorized capital of LLC Merkot. The person that has direct control is CJSC RBC HOLDING.*** Date of basis enforcement: ***October 17, 2001***	-	-
Name: ***Limited Liability Company Niken*** Location: ***20-1, 1st Gayvoronovsky Proyezd, Moscow, 109518*** Postal address: ***78-1, Profsoyuznaya Street, Moscow, 117393*** Basis: ***The person is among the group of persons that owns the joint-stock company*** The reason for the person to be within the group of persons that owns the joint-stock company: ***OJSC RBC Information Systems has the right to indirectly dispose of over 50 percent of the total number of votes due to the stakes of the authorized capital of LLC Niken. The person that has direct control is CJSC RBC HOLDING.*** Date of basis enforcement: ***October 17, 2001***	-	-

Name: ***Limited Liability Company RBC Pro*** Location: ***75/9, Leninsky Prospekt, Moscow, 119261*** Postal address: ***75/9, Leninsky Prospekt, Moscow, 119261*** Basis: ***The person is among the group of persons that owns the joint-stock company*** The reason for the person to be within the group of persons that owns the joint-stock company: ***OJSC RBC Information Systems has the right to indirectly dispose of over 50 percent of the total number of votes due to the stakes of the authorized capital of LLC RBC Pro. The person that has direct control is CJSC RBC HOLDING.*** Date of basis enforcement: ***October 17, 2001***	-	-
Name: ***Limited Liability Company Marketing on the Internet*** Location: ***75/9, Leninsky Prospekt, Moscow, 119261*** Postal address: Location: ***75/9, Leninsky Prospekt, Moscow, 11926*** Basis: ***The person is among the group of persons that owns the joint-stock company*** The reason for the person to be within the group of persons that owns the joint-stock company: ***OJSC RBC Information Systems has the right to indirectly dispose of over 50 percent of the total number of votes due to the stakes of the authorized capital of LLC Marketing on the Internet. The person that has direct control is CJSC SK GARANT.*** Date of basis enforcement: ***June 17, 2002***	-	-
Name: ***Limited Liability Company RBC Programmny Produkt*** Location: ***office 1-N, 96A, Krasnoputilovskaya Street, St. Petersburg, 196191*** Postal address: ***office 1-N, 96A, Krasnoputilovskaya Street, St. Petersburg, 196191*** Basis: ***The person is among the group of persons that owns the joint-stock company*** The reason for the person to be within the group of persons that owns the joint-stock company: ***OJSC RBC Information Systems has the right to indirectly dispose of over 50 percent of the total number of votes due to the stakes of the authorized capital of LLC RBC Programmny Produkt. The person that has direct control is CJSC RBC SOFT.*** Date of basis enforcement: ***August 26,.2002***	-	-
Name: ***Limited Liability Company ROVERST*** Location: ***17-1, Otkrytoye Shosse, Moscow, 107143*** Postal address: ***17-1, Otkrytoye Shosse, Moscow, 107143*** Basis: ***The person is among the group of persons that owns the joint-stock company*** The reason for the person to be within the group of persons that owns the joint-stock company: ***OJSC RBC Information Systems has the right to indirectly dispose of over 50 percent of the total number of votes due to the stakes of the authorized capital of LLC ROVERST. The person that has direct control is LLC RBC Center*** Date of basis enforcement: ***September 24, 2002***	-	-
Name: ***Limited Liability Company Telli*** Location: ***10, Blagoveshchensky Pereulok, Moscow, 103001*** Postal address: ***78-1, Profsoyuznaya Street, Moscow, 117393*** Basis: ***The person is among the group of persons that owns the joint-stock company*** The reason for the person to be within the group of persons that owns the joint-stock company: ***OJSC RBC Information Systems has the right to indirectly dispose of over 50 percent of the total number of votes due to the stakes of the authorized capital of LLC Telli. The person that has direct control is CJSC RBC HOLDING.*** Date of basis enforcement: ***October 17, 2001***	-	-

Name: ***Production Cooperative ORGTEKHNIKA*** Location: ***24-1-1 Tashkentskaya Street, Moscow, 109472*** Postal address: ***75/9, Leninsky Prospekt, Moscow, 119261*** Basis: ***The person is among the group of persons that owns the joint-stock company*** The reason for the person to be within the group of persons that owns the joint-stock company: ***The same private persons and (or) their relatives have the right to independently dispose of over 50 percent of votes in total due to the shares of the authorized capital of the issuer and the mentioned person.*** Date of basis enforcement: ***January 12, 2001***	-	-
Name: ***RBC Information Systems (Europe) N.V.*** Location: ***Netherlands, Schelmseweg 1, 6861WP Oosterbeek*** Postal address: ***Netherlands, Postbus 30, 6930AA Westervoort*** Basis: ***The joint-stock company has the right to dispose of over 20 percent of the total number of votes due to the shares (stakes, interests) in the authorized (reserve) capital of this person.*** Date of basis enforcement: ***October 23, 2002*** Basis: ***The person is among the group of persons that owns the joint-stock company*** The reason for the person to be within the group of persons that owns the joint-stock company: ***OJSC RBC Information Systems has the right to directly dispose of over 50 percent of the total number of votes due to the shares of the share capital of RBC Information Systems (Europe) N.V.*** Date of basis enforcement: ***October 23, 2002***	-	-
Name: ***«RBC Investments (Cyprus) Limited»*** Location: ***10 Mnasiadou st. Elma House 1065 Nicosia Cyprus*** Postal address: ***10 Mnasiadou st. Elma House 1065 Nicosia Cyprus*** Basis: ***The person is among the group of persons that owns the joint-stock company*** The reason for the person to be within the group of persons that owns the joint-stock company: ***OJSC RBC Information Systems has the right to indirectly dispose of over 50 percent of the total number of votes due to the stakes of the authorized capital of «RBC Investments (Cyprus) Limited». The person that has direct control is "RBC Information Systems (Europe)" N.V.*** Date of basis enforcement: ***January 22, 2003***	-	-
Name: ***Closed Joint-Stock Company RBC SOFT*** Location: ***75/9, Leninsky Prospekt, Moscow, 119261*** Postal address: ***75/9, Leninsky Prospekt, Moscow, 119261*** Basis: ***The joint-stock company has the right to dispose of over 20 percent of the total number of votes due to the shares (stakes, interests) in the authorized (reserve) capital of this person.*** Date of basis enforcement: ***September 28, 2001*** Basis: ***The person is among the group of persons that owns the joint-stock company*** The reason for the person to be within the group of persons that owns the joint-stock company: ***OJSC RBC Information Systems has the right to directly dispose of over 50 percent of the total number of votes due to the shares of the share capital of CJSC RBC SOFT.*** Date of basis enforcement: ***September 28, 2001***	-	-

Name: ***Closed Joint-Stock Company ROSBUSINESSCONSULTING*** Location: ***78-1, Profsoyuznaya Street, Moscow, 117393*** Postal address: ***78-1, Profsoyuznaya Street, Moscow, 117393*** Basis: ***The joint-stock company has the right to dispose of over 20 percent of the total number of votes due to the shares (stakes, interests) in the authorized (reserve) capital of this person.*** Date of basis enforcement: ***September 28, 2001*** Basis: ***The person is among the group of persons that owns the joint-stock company*** The reason for the person to be within the group of persons that owns the joint-stock company: ***OJSC RBC Information Systems has the right to directly dispose of over 50 percent of the total number of votes due to the shares of the share capital of CJSC ROSBUSINESSCONSULTING.*** Date of basis enforcement: ***September 28, 2001***	-	-
Name: ***Closed Joint-Stock Company RBC HOLDING*** Location: ***75/9, Leninsky Prospekt, Moscow, 119261*** Postal address: ***75/9, Leninsky Prospekt, Moscow, 119261*** Basis: ***The joint-stock company has the right to dispose of over 20 percent of the total number of votes due to the shares (stakes, interests) in the authorized (reserve) capital of this person.*** Date of basis enforcement: ***September 28, 2001*** Basis: ***The person is among the group of persons that owns the joint-stock company*** The reason for the person to be within the group of persons that owns the joint-stock company: ***OJSC RBC Information Systems has the right to directly dispose of over 50 percent of the total number of votes due to the shares of the share capital of CJSC RBC HOLDING.*** Date of basis enforcement: ***September 28, 2001***	-	-
Name: ***Closed Joint-Stock Company RBC-TV*** Location: ***75/9, Leninsky Prospekt, Moscow, 119261*** Postal address: ***75/9, Leninsky Prospekt, Moscow, 119261*** Basis: ***The joint-stock company has the right to dispose of over 20 percent of the total number of votes due to the shares (stakes, interests) in the authorized (reserve) capital of this person.*** Date of basis enforcement: ***June 7, 2002*** Basis: ***The person is among the group of persons that owns the joint-stock company*** The reason for the person to be within the group of persons that owns the joint-stock company: ***OJSC RBC Information Systems has the right to directly dispose of over 50 percent of the total number of votes due to the shares of the share capital of CJSC RBC-TV.*** Date of basis enforcement: ***June 7, 2002***	**190 000**	**0.19%**

Name: ***Closed Joint-Stock Company SK GARANT*** Location: ***office of the Executive Board, 18-20, Sadovaya-Triumfalnaya Street, Moscow, 103006*** Postal address: ***75/9, Leninsky Prospekt, Moscow, 119261*** Basis: ***The joint-stock company has the right to dispose of over 20 percent of the total number of votes due to the shares (stakes, interests) in the authorized (reserve) capital of this person.*** Date of basis enforcement: ***June 17, 2002*** Basis: ***The person is among the group of persons that owns the joint-stock company*** The reason for the person to be within the group of persons that owns the joint-stock company: ***OJSC RBC Information Systems has the right to directly dispose of over 50 percent of the total number of votes due to the shares of the share capital of CJSC SK GARANT***. Date of basis enforcement: ***June 17, 2002***	-	-
Name: ***Limited Liability Company RBC Center*** Location: ***3b-1, Sadovo-Chernogryazskaya Street, Moscow, 107078*** Postal address: ***78-1, Profsoyuznaya Street, Moscow, 117393*** Basis: ***The joint-stock company has the right to dispose of over 20 percent of the total number of votes due to the shares (stakes, interests) in the authorized (reserve) capital of this person.*** Date of basis enforcement: ***September 28, 2001*** Basis: ***The person is among the group of persons that owns the joint-stock company*** The reason for the person to be within the group of persons that owns the joint-stock company: ***OJSC RBC Information Systems has the right to directly dispose of over 50 percent of the total number of votes due to the authorized capital of LLC RBC Center***. Date of basis enforcement: ***September 28, 2001***	-	-
Name: ***Limited Liability Company RBC TV Production*** Location: ***68, Kommunisticheskiy Prospekt, Gorno-Altaisk, Altai Republic, 649000*** Postal address: ***78-1, Profsoyuznaya Street, Moscow, 117393*** Basis: ***The person is among the group of persons that owns the joint-stock company*** The reason for the person to be within the group of persons that owns the joint-stock company: ***OJSC RBC Information Systems has the right to indirectly dispose of 99 percent of the total number of votes due to the shares of the share capital of LLC RBC TV Production. This person is under a direct control of CJSC RBC TV.*** Date of basis enforcement : ***September 9, 2003***	-	-
Наименование: ***Limited Liability Company RBC-Reklama*** Location: ***75/9, Leninsky Prospekt, Moscow, 119261*** Postal address: ***75/9, Leninsky Prospekt, Moscow, 119261*** Basis: ***The joint-stock company has the right to dispose of over 20 percent of the total number of votes due to the shares (stakes, interests) in the authorized (reserve) capital of this person.*** Date of basis enforcement: ***October 21, 2003*** Basis: ***The person is among the group of persons that owns the joint-stock company*** The reason for the person to be within the group of persons that owns the joint-stock company: ***OJSC RBC Information Systems has the right to directly dispose of over 50 percent of the total number of votes due to the shares of the share capital of LLC RBC-Reklama.*** Date of basis enforcement: ***October 21, 2002***	-	-

Name: ***Limited Liability Company RBC Publishing*** Location: ***29 Choros-Gurkina Street, Gorno-Altaisk, Russia, 649000*** Postal address: ***29 Choros-Gurkina Street, Gorno-Altaisk, Russia, 649000*** Basis: ***The joint-stock company has the right to dispose of over 20 percent of the total number of votes due to the shares (stakes, interests) in the authorized (reserve) capital of this person.*** Date of basis enforcement: ***December 15, 2003.*** Basis: ***The person is among the group of persons that owns the joint-stock company.*** The reason for the person to be within the group of persons that owns the joint-stock company: ***OJSC RBC Information Systems has the right to directly dispose of over 50 percent of the total number of votes due to the stakes the authorized capital of LLC RBC Publishing.*** Date of basis enforcement : ***December 15, 2003***	-	-
Name: ***Limited Liability Company Art Systems*** Location: **249/101, Lenina Street, Elista, Republic of Kalmykia, 358000** Postal address: **249/101, Lenina Street, Elista, Republic of Kalmykia, 358000** Basis: ***The person is among the group of persons that owns the joint-stock company*** The reason for the person to be within the group of persons that owns the joint-stock company: ***OJSC RBC Information Systems has the right to indirectly dispose of 100 percent of the total number of votes due to the stakes in the authorized capital of LLC Art Systems. The person that has direct control is LLC RBC Center.*** Date of basis enforcement: ***February 16, 2004***	-	-
Name: ***Limited Liability Company "IT Group"*** Location: ***68 Kommunisticheskiy Prospekt, Gorno-Altaisk, the Republic of Altai 649000*** Postal address: ***68 Kommunisticheskiy Prospekt, Gorno-Altaisk, the Republic of Altai 649000*** Basis: ***The person is among the group of persons that owns the joint-stock company*** The reason for the person to be within the group of persons that owns the joint-stock company: ***OJSC RBC Information Systems has the right to indirectly dispose of 100 percent of the total number of votes due to the stakes in the authorized capital of LLC IT Group. The person that has direct control is «RBC Investments (Cyprus) Limited».*** Дата наступления основания: ***04.06.2004***	-	-
Name: ***Closed Joint-Stock Company Information and Research Center "Politics, Economy, Marketing"*** Location: ***24 2nd Kvesisskaya St., Moscow 127220*** Postal address: ***24 2nd Kvesisskaya St., Moscow 127220*** Basis: ***The joint-stock company has the right to dispose of over 20 percent of the total number of votes due to the shares (stakes, interests) in the authorized (reserve) capital of this person.*** Date of basis enforcement: ***August, 16, 2004*** Basis: ***The person is among the group of persons that owns the joint-stock company*** The reason for the person to be within the group of persons that owns the joint-stock company: ***OJSC RBC Information Systems has the right to directly dispose of over 50 percent of the total number of votes due to the shares of the share capital of CJSC Information and Research Center "PECOM."*** Date of basis enforcement: ***August, 16, 2004***	-	-

Name: ***Autonomous Non-Commercial Organization "National Awarding Committee"*** Location: ***75/9, Leninsky Prospekt, Moscow, 119261*** Postal address: ***75/9, Leninsky Prospekt, Moscow, 119261*** Basis: ***The person is among the group of persons that owns the joint-stock company*** The reason for the person to be within the group of persons that owns the joint-stock company: ***OJSC RBC Information Systems is the founder of the Autonomous Non-Commercial Organization "National Awarding Committee" and is entitled to appoint the chief executive and the collective executive bodies.*** Date of basis enforcement: ***August, 18, 2004***	-	-

EXHIBIT50

EXHIBIT51

Registered "_____"______________ _____

Regional Department of the Federal Securities Market Commission of Russia in the Central Federal District

(name of a registration authority)

____

(signature)

(stamp of a registration authority)

REPORT ON THE RESULTS OF ADDITIONAL SECURITIES ISSUE

Open Joint Stock Company RBC Information Systems

Common registered non-documentary shares at a nominal value of 0,001 ruble (one thousandth of a ruble) each, in the amount of 15,000,000 (fifteen million) shares, placed through a public offering

State registration number of the additional securities issue

1 - 03 - 05214 - A - 002D

Date of state registration of the additional securities issue

"18" May 2004

Approved by the decision of the Board of Directors of Open Joint Stock Company RBC Information Systems, dated "28" October 2004. Minutes No. 33, dated "28" October 2004.

Address of the issuer and contact telephone numbers:
75/9 Leninsky Prospekt, Moscow 119261, tel.: +7 (095) 363-11-11

It is hereby acknowledged that all information regarding the results of the securities issue contained in this report is true and complete, and that the issuer has complied with requirements regarding information disclosure during different stages of the issue of securities, the additional issue of which is the subject of this report, set forth in the laws of the Russian Federation and regulations of the Federation Commission, taking into account information provided in this report.

Open Joint Stock Company Federal Stock Corporation License for a professional participant of the securities market to act as a dealer License number: No. 077-06178-010000 Date of issue: August 29, 2003 Validity period: unlimited License for a professional participant of the securities market to act as a dealer License number: No. 077-06174-100000 Date of issue: August 29, 2003 Validity period: unlimited	___________/Vladimir Yu. Korovkin/ President Open Joint Stock Company Federal Stock Corporation Stamp

Date "___" ___________ 2004

General Director of Open Joint Stock Company RBC Information Systems	___________/Yury A. Rovensky/

Date "29" October 2004

Stamp

Chief Accountant of Open Joint Stock Company RBC Information Systems	___________/Anna P. Ostrovskaya/

Date "29" October 2004

Stamp

1. Type, category of securities

common registered shares

2. Form of securities

non-documentary

3. Method of placement

Public offering

4. Actual time of the placement of securities

Date of the actual start of the placement of securities (date of signing the first civil law contract on the sale of securities): August 2, 2004.

Date of the actual completion of the placement of securities (date of making the last entry in the personal account of the acquirer of securities): October 12, 2004.

Actual time of preemptive rights exercise (date when the joint stock company received first and last applications to buy shares using preemptive rights): Date of receiving the first application by the joint stock company - July 22, 2004; Date of receiving the last application by the joint stock company - August 10, 2004.

5. Nominal value of each security of the issue

0.001 rubles

6. Number of allocated securities

15,000,000
including those paid for:
in rubles: 15,000,000
in foreign currency: 0
with other property: 0
The number of securities actually allocated in the process of exercising preemptive rights to buy additionally issued shares - 11,767,828 securities.
Number of allocated fractional shares: 0

7. Offering price (prices)

Offering price of securities for Company shareholders exercising their preemptive rights: 53 (fifty three) rubles 49 kopecks per each Share.
Offering price of securities for other buyers - 55 (fifty five) rubles 14 kopecks per Share.
Number of securities placed with those entitled to preemptive rights - 11,767,828 Shares.
Number of securities placed with other buyers – 3,232,172 Shares.

8. Total amount of payment for allocated securities

Total sum (value) of property in rubles (including monetary assets, the sum of foreign currency at the exchange rate set by the Central Bank of the Russian Federation at the moment of payment, the cost of other property (tangible and intangible assets), brought in as payment for allocated securities: 807,683,083.80 (Eight hundred and seven million six hundred and eighty three thousand eighty three rubles, eighty kopecks).

The sum of rubles brought in as payment for allocated securities: 807,683,083.80 (Eight hundred and seven million six hundred and eighty three thousand eighty three rubles, eighty kopecks).

The sum of foreign currency, expressed in rubles at the exchange rate set by the Central Bank of the Russian Federation at the moment of payment (deposited into the bank account of the issuer or an intermediary), brought in as payment for allocated securities: 0

Value of other property, (tangible and intangible assets), expressed in rubles, brought in as payment for allocated securities: 0

9. Proportion of unallocated securities leading to the issue being declared invalid.

The proportion of unallocated securities leading to the issue being declared invalid is not specified.

10. Proportion of allocated and unallocated securities of the issue:

Proportion of allocated securities of the issue in terms of percentage of the total amount of issued securities: 100%

Proportion of unallocated securities of the issue, in terms of percentage of the total amount of issued securities: 0%

11. Large transactions and interested-party transactions implemented in the process of the placement of securities.

Large transactions and interested-party transactions were not implemented in the process of the placement of securities.

12. Information about shareholders and management of the issuer

a) Shareholders holding at least 2 percent of authorized capital or at least 2 percent of common shares in the company, and also owners of securities convertible into shares in the company, if the conversion, combined with the existing shares in the company, gives them control of at least 2 percent of the issuer's authorized capital, or at least 2 percent of its common shares:

No.	Shareholders holding at least 2 percent of authorized capital or at least 2 percent of common shares in the company	Owners of securities convertible into shares in the company, if the conversion, combined with the existing shares in the company, gives them control of at least 2 percent of the issuer's authorized capital, or at least 2 percent of its common shares
1	German V. Kaplun - 20.68%	missing
2	Alexander M. Morgulchik - 20.95%	
3	Dmitry G. Belik - 20.68%	

b) Members of the Board of Directors (Supervisory Board) of the joint stock company - issuer:

German V. Kaplun

Position in the joint stock company - issuer: ***Chairman of the Board of Directors***

Positions held in other legal entities: ***Deputy Chairman of the Executive Board of Production Cooperative Orgtekhnika***

Stake in the authorized capital of the issuer: ***20.68%.***

Stake in the issuer's common shares: ***20.68%.***

Stake in the issuer's common shares, in which securities convertible into common shares owned by this person can be converted, in terms of percentage of the total number of allocated common shares, and the number of common shares into which securities convertible into common shares of the issuer, can be converted: ***does not own securities convertible into common shares of the issuer.***

Alexander M. Morgulchik

Position in the joint stock company - issuer: ***member of the Board of Directors***

Positions held in other legal entities: ***Vice-President of ZAO RosBusinessConsulting; General Director of OOO MEGAKOR; General Director of OOO TELLI***

Stake in the authorized capital of the issuer: ***20.95%.***

Stake in the issuer's common shares: ***20.95%.***

Stake in the issuer's common shares, in which securities convertible into common shares owned by this person can be converted, in terms of percentage of the total number of allocated common shares, and the number of common shares into which securities convertible into common shares of the issuer, can be converted: ***does not own securities convertible into common shares of the issuer.***

Dmitry G. Belik

Position in the joint stock company - issuer: ***member of the Board of Directors***

Positions held in other legal entities: ***General Director of OOO RBC-Reklama***

Stake in the authorized capital of the issuer: ***20.68%.***

Stake in the issuer's common shares: ***20.68%.***

Stake in the issuer's common shares, in which securities convertible into common shares owned by this person can be converted, in terms of percentage of the total number of allocated common shares, and the number of common shares into which securities convertible into common shares of the issuer, can be converted: ***does not own securities convertible into common shares of the issuer.***

Sergey Yu. Lukin

Position in the joint stock company - issuer: ***member of the Board of Directors , Chairman General Director of OAO RBC Information Systems***

Positions held in other legal entities: ***none***

Stake in the authorized capital of the issuer: ***0.88%.***

Stake in the issuer's common shares: ***0.88%.***

Stake in the issuer's common shares, in which securities convertible into common shares owned by this person can be converted, in terms of percentage of the total number of allocated common shares, and the number of common shares into which securities convertible into common shares of the issuer, can be converted: ***does not own securities convertible into common shares of the issuer.***

Oleg A. Dyatlov

Position in the joint stock company - issuer: ***member of the Board of Directors***

Positions held in other legal entities: ***none***

Stake in the authorized capital of the issuer: ***0.88%.***

Stake in the issuer's common shares: ***0.88%.***

Stake in the issuer's common shares, in which securities convertible into common shares owned by this person can be converted, in terms of percentage of the total number of allocated common shares, and the number of common shares into which securities convertible into common shares of the issuer, can be converted: ***does not own securities convertible into common shares of the issuer.***

Givi M. Topchishvili

Position in the joint stock company - issuer: ***member of the Board of Directors***

Positions held in other legal entities: ***President of Media Press Corp.; Executive Director of Global Advertisement Strategies***

Stake in the authorized capital of the issuer: ***1.98%.***

Stake in the issuer's common shares: ***1.98%.***

Stake in the issuer's common shares, in which securities convertible into common shares owned by this person can be converted, in terms of percentage of the total number of allocated common shares, and the number of common shares into which securities convertible into common shares of the issuer, can be converted: ***does not own securities convertible into common shares of the issuer.***

Ekaterina A. Lebedeva

Position in the joint stock company - issuer: ***member of the Board of Directors , member of the Executive Board of OAO RBC Information Systems***

Positions held in other legal entities: ***General Director of ZAO RBC Holding; General Director of ZAO RBC-Engineering***

Stake in the authorized capital of the issuer: ***0.000000869565%.***

Stake in the issuer's common shares: ***0.000000869565%.***

Stake in the issuer's common shares, in which securities convertible into common shares owned by this person can be converted, in terms of percentage of the total number of allocated common shares, and the number of common shares into which securities convertible into common shares of the issuer, can be converted: ***does not own securities convertible into common shares of the issuer.***

Leonid A. Khazan

Position in the joint stock company - issuer: ***member of the Board of Directors***

Positions held in other legal entities: ***Deputy General Director for marketing and communications at ZAO RosBusinessConsulting***

Stake in the authorized capital of the issuer: ***0.000000869565%.***

Stake in the issuer's common shares: ***0.000000869565%.***

Stake in the issuer's common shares, in which securities convertible into common shares owned by this person can be converted, in terms of percentage of the total number of allocated common shares, and the number of common shares into which securities convertible into common shares of the issuer, can be converted: ***does not own securities convertible into common shares of the issuer.***

Yury P. Mostovoy

Position in the joint stock company - issuer: ***member of the Board of Directors***

Positions held in other legal entities: ***department chair at Barclays Capital***

Stake in the authorized capital of the issuer: ***has no stake***

Stake in the issuer's common shares: ***has no stake***

Stake in the issuer's common shares, in which securities convertible into common shares owned by this person can be converted, in terms of percentage of the total number of allocated common shares, and the number of common shares into which securities convertible into common shares of the issuer, can be converted: ***does not own securities convertible into common shares of the issuer.***

Hans-Joerg Rudloff

Position in the joint stock company - issuer: ***member of the Board of Directors***

Positions held in other legal entities: ***Chairman of Barclays Capital***

Stake in the authorized capital of the issuer: ***has no stake***

Stake in the issuer's common shares: ***has no stake***

Stake in the issuer's common shares, in which securities convertible into common shares owned by this person can be converted, in terms of percentage of the total number of allocated common shares, and the number of common shares into which securities convertible into common shares of the issuer, can be converted: ***does not own securities convertible into common shares of the issuer.***

Neil Osborn

Position in the joint stock company - issuer: ***member of the Board of Directors***

Positions held in other legal entities: ***Director of Euromoney Publications Plc.***

Stake in the authorized capital of the issuer: ***has no stake***

Stake in the issuer's common shares: ***has no stake***

Stake in the issuer's common shares, in which securities convertible into common shares owned by this person can be converted, in terms of percentage of the total number of allocated common shares,

and the number of common shares into which securities convertible into common shares of the issuer, can be converted: ***does not own securities convertible into common shares of the issuer.***

Michael Hammond

Position in the joint stock company - issuer: ***member of the Board of Directors***

Positions held in other legal entities: ***none***

Stake in the authorized capital of the issuer: ***has no stake***

Stake in the issuer's common shares: ***has no stake***

Stake in the issuer's common shares, in which securities convertible into common shares owned by this person can be converted, in terms of percentage of the total number of allocated common shares, and the number of common shares into which securities convertible into common shares of the issuer, can be converted: ***does not own securities convertible into common shares of the issuer.***

c) Members of the collegial executive governing body of the joint stock company-issuer:

Chairman of the Executive Board

Yury A. Rovensky

Position in the joint stock company - issuer: ***General Director***

Positions held in other legal entities: ***General Director of OOO RBC-Reklama***

Stake in the authorized capital of the issuer: ***has no stake***

Stake in the issuer's common shares: ***has no stake***

Stake in the issuer's common shares, in which securities convertible into common shares owned by this person can be converted, in terms of percentage of the total number of allocated common shares, and the number of common shares into which securities convertible into common shares of the issuer, can be converted: ***does not own securities convertible into common shares of the issuer.***

Members of the Executive Board

Artemy V. Inutin

Position in the joint stock company - issuer: ***member of the Executive Board***

Positions held in other legal entities: ***General Director of ZAO RBC TV, General Director of ZAO RosBusinessConsulting***

Stake in the authorized capital of the issuer: ***0.000000869565%.***

Stake in the issuer's common shares: ***0.000000869565%.***

Stake in the issuer's common shares, in which securities convertible into common shares owned by this person can be converted, in terms of percentage of the total number of allocated common shares, and the number of common shares into which securities convertible into common shares of the issuer, can be converted: ***does not own securities convertible into common shares of the issuer.***

Alexey V. Kuzovkin

Position in the joint stock company - issuer: ***member of the Executive Board***

Positions held in other legal entities: ***General Director of ZAO RBC SOFT***

Stake in the authorized capital of the issuer: ***0.000000869565%.***

Stake in the issuer's common shares: ***0.000000869565%.***

Stake in the issuer's common shares, in which securities convertible into common shares owned by this person can be converted, in terms of percentage of the total number of allocated common shares, and the number of common shares into which securities convertible into common shares of the issuer, can be converted: ***does not own securities convertible into common shares of the issuer.***

Ekaterina A. Lebedeva

Position in the joint stock company - issuer: ***member of the Board of Directors , member of the Executive Board of OAO RBC Information Systems***

Positions held in other legal entities: ***General Director of ZAO RBC Holding; General Director of ZAO RBC-Engineering***

Stake in the authorized capital of the issuer: ***0.000000869565%.***

Stake in the issuer's common shares: ***0.000000869565%.***

Stake in the issuer's common shares, in which securities convertible into common shares owned by this person can be converted, in terms of percentage of the total number of allocated common shares, and the number of common shares into which securities convertible into common shares of the issuer, can be converted: ***does not own securities convertible into common shares of the issuer.***

d) A person holding the position (fulfilling the functions) of a one-man executive body of the joint-stock company-issuer:

Yury A. Rovensky, Chairman of the Executive Board

Position in the joint stock company - issuer: ***General Director***

Positions held in other legal entities: ***General Director of OOO RBC-Reklama***

Stake in the authorized capital of the issuer: ***has no stake***

Stake in the issuer's common shares: ***has no stake***

Stake in the issuer's common shares, in which securities convertible into common shares owned by this person can be converted, in terms of percentage of the total number of allocated common shares, and the number of common shares into which securities convertible into common shares of the issuer, can be converted: ***does not own securities convertible into common shares of the issuer.***

Violations against information-disclosure rules committed by the Issuer during different stages of the issue:

While disclosing information about decisions being made on the placement of securities, the issuer made mistakes connected with providing inaccurate information about the decision to issue additional shares made by the Board of Directors. Information about the mistakes made was published by the issuer in the newslines of news agencies, on the Internet, and in the periodical "Supplement to the Bulletin of the Federal Securities Market Commission of Russia."

EXHIBIT52

OAO RBC Information Systems

75/9 Leninsky Prospekt, Moscow 119261 Tel: 363 1111 Fax: 363 1125 E-mail: ir@rbc.ru

To: Konstantin Chernyshov
Chairman of the Partnership's Trading Committee

OAO RBC Information Systems' quarterly report on compliance with corporate conduct norms (for keeping the securities on the Partnership's "A" trading list) for the 4th quarter of 2004

No.	List of corporate conduct norms	Compliance (full, partial, or non-compliance)	Notes*
General requirements for issuers			
1.	The issuer's Board of Directors shall be elected by means of cumulative voting	Fulfilled	Clause 14.6 of the Articles of Association (Version 7, registered by Inspection No. 36 of the Tax Ministry of Russia on August 18, 2004)
2.	There shall be at least three independent directors on the issuer's Board of Directors, who shall meet the following requirements: • They shall not be officers or employees of the issuer at the moment of their election and over three years preceding their election; • They shall not be officers at any other company, in which any of the issuer's officers is a member of the Board of Directors' committee for human resources and remuneration; • They shall not be spouses, parents, children, brothers or sisters of the issuer's officers; • They shall not be affiliated with the issuer or its affiliates; • They shall not be parties with regard to the issuer's obligations, whose conditions envisage their acquiring property (funds) totaling 10 or more percent of the total annual income of these persons, except the receipt of remuneration for work on the issuer's Board of Directors; • They shall not represent the state; • They shall not be members of the issuer's Board of Directors for over 5 years.	Fulfilled	Articles 41, 42 of the Regulations of the Board of Directors (version No. 3, approved by the general meeting of shareholders, Minutes No. 15 dated June 8, 2004) The independent directors: 1. Hans-Joerg Rudloff; 2. Michael Hammond; 3. Neil Osborn
3.	The issuer's Board of Directors shall form a committee, whose only functions shall be the evaluation of candidates for auditors of the joint-stock company; the reviewing of auditors' conclusions; the evaluation of the issuer's internal control procedures, and the preparation of proposals on their improvement (the audit committee), chaired by an independent director. The audit committee shall consist of independent directors only, and if this is impossible for objective reasons, it shall consist of independent and non-executive directors only (therefore, the committee shall not include the chief executive and (or) members of the issuer's collegial executive body).	Fulfilled	Article 30 of the Regulations of the Board of Directors (Version 3, approved by the general meeting of shareholders, Minutes No. 15 dated June 8, 2004) Members of the committee: Chairman:

	Results of reviewing the conclusions of the issuer's auditor, prepared by the audit committee, shall be presented in the form of materials provided for the issuer's annual general meeting of shareholders.		1. Michael Hammond (independent director); Members of the committee: 2. Alexander Morgulchik (non-executive director); 3. Neil Osborn (independent director) Clause 4 of Article 30 of the Regulations of the Board of Directors (Version 3, approved by the general meeting of shareholders, Minutes No. 15 dated June 8, 2004)
4.	The issuer's Board of Directors shall form a committee for human resources and remuneration, whose only functions shall be as follows: Development of principles and criteria for defining the amount of remuneration paid to members of the Board of Directors, members of the collegial executive body and the chief executive of the issuer, or the managing organization or manager; Preparation of proposals for defining material conditions of contracts with members of the Board of Directors, members of the collegial executive body and the chief executive of the issuer; Defining the criteria for candidates for seats on the Board of Directors, the collegial executive body, and chief executive of the issuer, as well as preliminary evaluation of such candidates; Regular evaluation of the work of the chief executive (managing organization, or manager) and members of the collegial executive body of the issuer, and preparation of proposals for the Board of Directors with regard to the possibility of their reappointment. The human resources and remuneration committee shall consist of independent directors only, and if this is impossible for objective reasons, it shall consist of independent and non-executive directors only.	Fulfilled	Article 29 of the Regulations of the Board of Directors (Version 3, approved by the general meeting of shareholders, Minutes No. 15 dated June 8, 2004) Members of the committee: 1. Hans-Joerg Rudloff (independent director); 2. Yuri Mostovoy (non-executive director); 3. German Kaplun (non-executive director)
5.	The issuer shall form a collegial executive body.	Fulfilled	Clause 15.8 of the Articles of Association

			(Version 7, registered by Inspection 36 of the Tax Ministry of Russia on August 18, 2004)
6.	The issuer's internal documents shall stipulate an obligation for members of the Board of Directors and the collegial executive body; the chief executive, or the managing organization and its officers to disclose information about ownership of the issuer's securities, as well as on selling and (or) acquiring the issuer's securities.	Fulfilled	Clause 7 of Article 40 of the Regulations of the Board of Directors (Version 3, approved by the general meeting of shareholders, Minutes No. 15 dated June 8, 2004); Clause 5.7 of the Regulations of the Executive Board (approved by the Board of Directors, Minutes No. 31 dated July 23, 2004)
7.	The issuer shall disclose information about the amount of remuneration received by members of the Board of Directors, members of the collegial executive body and the chief executive, or the managing organization and the manager.	Fulfilled	Clause 2.7 of the Provisions on Information Policy (approved by the Board of Directors, Minutes No. 31 dated July 23, 2004) Information on remuneration is provided in Clause 5.3 of the company's quarterly report for the 3rd quarter of 2004
8.	The Board of Directors of the issuer shall approve a document defining the terms and methods of disclosing information about the issuer.	Fulfilled	The Provisions on Information Policy (approved by the Board of Directors, Minutes 31 dated July 23, 2004)
9.	The issuer's Board of Directors shall approve a document on the use of information on the issuer's activity, the company's securities and deals on them, which cannot be accessed by the public and, in the event of its disclosure, can have a material effect on the market price of the issuer's securities.	Fulfilled	Chapter 7 of the Provisions on Information Policy (approved by the Board of Directors, Minutes 31 dated July 23, 2004)
10.	The Board of Directors of the issuer shall approve a document defining procedures for internal control of the issuer's financial and commercial operations; fulfillment of these procedures shall be supervised by a special department of the issuer, which shall report any violations uncovered to the audit committee.	Fulfilled	Regulations of the Internal Audit Department (approved by the Board of Directors, Minutes No. 31 dated July 23, 2004)
Special requirements for joint-stock companies			
11.	Notice of a general meeting of shareholders shall be given at least 30 days prior to the meeting, unless the	Fulfilled	Clause 13.11 of the Articles of

	law provides for a longer period.		Association (Version 7, registered by Inspection 36 of the Tax Ministry of Russia on August 18, 2004)
12.	The joint-stock company has taken an obligation not to exempt an acquirer of the obligation from offering shareholders the option of selling their common shares in the company (issued securities convertible into common shares), in the event of acquiring 30 or more percent of the common shares in the joint-stock company.	Fulfilled	Clause 4.4 of the Provisions on Material Corporate Transactions (approved by the Board of Directors, Minutes No. 20 dated March 7, 2003)
Special requirements for issuers that are not joint-stock companies			
13.	Issuers that are not joint-stock companies shall fulfill the provisions of regulations issued by the federal agency, defining the requirements for the disclosure of information for joint-stock companies.		

*** - This field shall be filled out in the event of partial compliance or non-compliance with the norms of corporate conduct.**

General Director
OAO RBC Information Systems — Yury Rovensky

EXHIBIT53

Material Fact Notice

Information on Closing Dates of the Issuer's Register

1. Full corporate name of the issuer, including company type: **OAO RBC Information Systems**

2. The issuer's address: **75/9 Leninsky Prospekt, Moscow 119261**

3. Taxpayer ID number assigned to the issuer by tax agencies: **7736206959**

4. The issuer's unique code, assigned by the registration authority: **05214-A**

5. The material fact's code: **0805214A01042004**

6. Address of the website used by the issuer for publication of material fact notices: www.rbcinfosystems.ru/info

7. Name of the periodical that the issuer uses for publication of material fact notices: **"Supplement to the Bulletin of the Federal Commission for the Securities Market of Russia"**

8. Kind, category (type), serial number and other identification marks of nominal securities: **Common nominal shares of OAO RBC Information Systems (state registration number 1-03-05214-A)**

9. Purpose for making the register of owners of nominal securities: Participation in the annual general meeting of shareholders

10. Date of creation of the register of owners of nominal securities: **April 21, 2004**

11. Date of making the minutes of the meeting (session) of the issuer's authorized managerial body that has made a decision on the date of making the register of owners of the Issuer's securities, or some other decision that envisages setting the date of making such a list by means of calculations, without making a special decision on the date of making the register: **Minutes No. 28 of the meeting of the Board of Directors of OAO RBC Information Systems dated April 1, 2004**

General Director

OAO RBC Information Systems Yury Rovensky

April 1, 2004

EXHIBIT 54

RBC Information Systems
Open Joint Stock Company
(Location: 75/9 Leninsky Prospekt, Moscow 119261)

Voting ballot No. 1
For voting at the annual general meeting of shareholders in OAO RBC Information Systems
at 11 a.m. on June 8, 2004
location:
Sheremetyevsky hall of Marriott Grand Hotel Moscow, 26, Tverskaya Street, Moscow
Registration begins at 10 a.m. on June 8, 2004
Form of the general meeting – joint presence without absentee voting

(Registration number)	(Shareholder's name / shareholder legal entity's name)	(Number of votes)

Issue No. 1 Approval of the Company's annual report, annual accounting statement, including a profit and loss statement (profit and loss accounts), as well as the distribution of profits and losses for 2003.

Issue put to vote: To approve the Company's annual report, annual accounting statement, including a profit and loss statement (profit and loss accounts). Not to pay dividends for 2003.

Choice	FOR	AGAINST	ABSTAINED
Number of votes *			

Please, leave your choice BLANK and cross the remaining two boxes.

Voters are allowed to place one vote only, excluding cases of voting by shares acquired (transferred) after the list of people having the right to participate in the general meeting was made.

**** - To be filled out only in case of voting in accordance with instruction given by the buyers of shares acquired (transferred) after the list of people having the right to participate in the general meeting was made.*** *If more than one voting choice is left blank in the ballot, please specify the number of votes given for each corresponding choice and make a corresponding mark.*

☐ • **voting is held in accordance with instruction given by the buyers of shares acquired (transferred) after the list of people having the right to participate in the general meeting was made.**

Shareholder's (representative's) signature ____________________

____

____

Please, specify

- for individuals – surname and initials;
- for legal entities – full corporate name, position, surname and initials of the person who signs the ballot;
- for attorneys-in-fact – surname, initials (full name) and a mark showing the power of attorney on the basis of which the representative is acting.

Attention! Unsigned voting ballots will be considered void!

RBC Information Systems
Open Joint Stock Company
(Location: 75/9 Leninsky Prospekt, Moscow 119261)

Voting ballot No. 2
For voting at the annual general meeting of shareholders in OAO RBC Information Systems
at 11 a.m. on June 8, 2004
location:
Sheremetyevsky hall of Marriott Grand Hotel Moscow, 26, Tverskaya Street, Moscow
Registration begins at 10 a.m. on June 8, 2004
Form of the general meeting – joint presence without absentee voting

(Registration number)	(Shareholder's name / shareholder legal entity's name)	(Number of votes)

Issue No. 2 Approval of a new version of the Company's Articles of Association.

Issue put to vote: To approve a new version of the Company's Articles of Association.

Choice	FOR	AGAINST	ABSTAINED
Number of votes *			

Please, leave your choice BLANK and cross the remaining two boxes.

Voters are allowed to place one vote only, excluding cases of voting by shares acquired (transferred) after the list of people having the right to participate in the general meeting was made.

**** - To be filled out only in case of voting in accordance with instruction given by the buyers of shares acquired (transferred) after the list of people having the right to participate in the general meeting was made.*** *If more than one voting choice is left blank in the ballot, please specify the number of votes given for each corresponding choice and make a corresponding mark.*

☐ • **voting is held in accordance with instruction given by the buyers of shares acquired (transferred) after the list of people having the right to participate in the general meeting was made.**

Shareholder's (representative's) signature ______________________________

____

____

Please, specify

- for individuals – surname and initials;
- for legal entities – full corporate name, position, surname and initials of the person who signs the ballot;
- for attorneys-in-fact – surname, initials (full name) and a mark showing the power of attorney on the basis of which the representative is acting.

Attention! Unsigned voting ballots will be considered void!

RBC Information Systems
Open Joint Stock Company
(Location: 75/9 Leninsky Prospekt, Moscow 119261)

Voting ballot No. 3
For voting at the annual general meeting of shareholders in OAO RBC Information Systems
at 11 a.m. on June 8, 2004
location:
Sheremetyevsky hall of Marriott Grand Hotel Moscow, 26, Tverskaya Street, Moscow
Registration begins at 10 a.m. on June 8, 2004
Form of the general meeting – joint presence without absentee voting

(Registration number)	(Shareholder's name / shareholder legal entity's name)	(Number of votes)

Issue No. 3 Approval of a new version of the Regulations of the Board of Directors.

Issue put to vote: To approve a new version of the Regulations of the Board of Directors.

Choice	FOR	AGAINST	ABSTAINED
Number of votes *			

Please, leave your choice BLANK and cross the remaining two boxes.

Voters are allowed to place one vote only, excluding cases of voting by shares acquired (transferred) after the list of people having the right to participate in the general meeting was made.

**** - To be filled out only in case of voting in accordance with instruction given by the buyers of shares acquired (transferred) after the list of people having the right to participate in the general meeting was made.*** *If more than one voting choice is left blank in the ballot, please specify the number of votes given for each corresponding choice and make a corresponding mark.*

☐ • voting is held in accordance with instruction given by the buyers of shares acquired (transferred) after the list of people having the right to participate in the general meeting was made.

Shareholder's (representative's) signature ______________________________

____

____

Please, specify

- for individuals – surname and initials;
- for legal entities – full corporate name, position, surname and initials of the person who signs the ballot;
- for attorneys-in-fact – surname, initials (full name) and a mark showing the power of attorney on the basis of which the representative is acting.

Attention! Unsigned voting ballots will be considered void!

RBC Information Systems
Open Joint Stock Company
(Location: 75/9 Leninsky Prospekt, Moscow 119261)

Voting ballot No. 4

For voting at the annual general meeting of shareholders in OAO RBC Information Systems
at 11 a.m. on June 8, 2004
location:
Sheremetyevsky hall of Marriott Grand Hotel Moscow, 26, Tverskaya Street, Moscow
Registration begins at 10 a.m. on June 8, 2004
Form of the general meeting – joint presence without absentee voting

(Registration number)	(Shareholder's name / shareholder legal entity's name)	(Number of votes)

Number of voting shares:

Issue No. 4 Election of the Board of Directors of OAO RBC Information Systems.

Issue put to vote: **To elect to the Company's Board of Directors:**

	Candidate's name	FOR	Against all candidates	Abstained for all candidates
1	German Kaplun			
2	Alexander Morgulchik			
3	Dmitry Belik			
4	Sergey Lukin			
5	Oleg Dyatlov			
6	Givi Topchishvili			
7	Yekaterina Lebedeva			
8	Leonid Khazan			
9	Yuri Mostovoy			
10	Hans-Joerg Rudloff			
11	Neil Osborn			
12	Michael Hammond			

There are 12 members in the Board of Directors

Members of the Board of Directors are elected through cumulative voting.

Under cumulative voting, the number of votes received by each shareholder is multiplied by the number of people who are to be elected to the Company's Board of Directors, and shareholders have the right to cast their votes received in this way to one candidate, or distribute them among two or more candidates. A fractional part of the vote, resulting from multiplying the number of votes that a shareholder – the owner of a fractional share – has by the number of people that are to join the Board of Directors, must be given to one candidate only. In case of voting AGAINST ALL CANDIDATES or ABSTAINED FOR ALL CANDIDATES, please place one of the following signs: «v», «x» or «/».

Candidates receiving the majority of votes are considered to have been elected to the Company's Board of Directors.

A voter is allowed to place one vote only, excluding cases of voting by shares acquired (transferred) after the list of people having the right to participate in the general meeting was made.

If more than voting choice is left blank, please specify the number of votes given for each corresponding choice and make a corresponding mark.

☐ • **voting is held in accordance with instruction given by the buyers of shares acquired (transferred) after the list of people having the right to participate in the general meeting was made.**

Shareholder's (representative's) signature ______________________________

____

____

Please, specify

- for individuals – surname and initials;
- for legal entities – full corporate name, position, surname and initials of the person who signs the ballot;
- for attorneys-in-fact – surname, initials (full name) and a mark showing the power of attorney on the basis of which the representative is acting.

Attention! Unsigned voting ballots will be considered void!

RBC Information Systems
Open Joint Stock Company
(Location: 75/9 Leninsky Prospekt, Moscow 119261)

Voting ballot No. 5

For voting at the annual general meeting of shareholders in OAO RBC Information Systems
at 11 a.m. on June 8, 2004

location:

Sheremetyevsky hall of Marriott Grand Hotel Moscow, 26, Tverskaya Street, Moscow

Registration begins at 10 a.m. on June 8, 2004

Form of the general meeting – joint presence without absentee voting

(Registration number)	(Shareholder's name / shareholder legal entity's name)	(Number of votes)

Issue No. 5 Election of the Audit and Compliance Committee of OAO RBC Information Systems.

Issue put to vote: **To elect to the Company's Audit Commission:**

№	Candidate's name				
1	**Alexandra Savchenko**	**Choice**	**FOR**	**AGAINST**	**ABSTAINED**
		Number of votes *			
2	**Tatyana Knyazeva**	**Choice**	**FOR**	**AGAINST**	**ABSTAINED**
		Number of votes *			
3	**Irina Solntseva**	**Choice**	**FOR**	**AGAINST**	**ABSTAINED**
		Number of votes *			

Please, leave your choice BLANK and cross the remaining two boxes.

Voters are allowed to place one vote only, excluding cases of voting by shares acquired (transferred) after the list of people having the right to participate in the general meeting was made.

**** - To be filled out only in case of voting in accordance with instruction given by the buyers of shares acquired (transferred) after the list of people having the right to participate in the general meeting was made.*** *If more than one voting choice is left blank in the ballot, please specify the number of votes given for each corresponding choice and make a corresponding mark.*

☐ • **voting is held in accordance with instruction given by the buyers of shares acquired (transferred) after the list of people having the right to participate in the general meeting was made.**

Shareholder's (representative's) signature ______________________

____

____

Please, specify

- for individuals – surname and initials;
- for legal entities – full corporate name, position, surname and initials of the person who signs the ballot;
- for attorneys-in-fact – surname, initials (full name) and a mark showing the power of attorney on the basis of which the representative is acting.

Attention! Unsigned voting ballots will be considered void!

RBC Information Systems
Open Joint Stock Company
(Location: 75/9 Leninsky Prospekt, Moscow 119261)

Voting ballot No. 6
For voting at the annual general meeting of shareholders in OAO RBC Information Systems
at 11 a.m. on June 8, 2004
location:
Sheremetyevsky hall of Marriott Grand Hotel Moscow, 26, Tverskaya Street, Moscow
Registration begins at 10 a.m. on June 8, 2004
Form of the general meeting – joint presence without absentee voting

(Registration number)	(Shareholder's name / shareholder legal entity's name)	(Number of votes)

Issue No. 6 Approval of the Auditor of OAO RBC Information Systems.

Issue put to vote: To approve as the Company's Auditor:

№	Candidate's name				
1	**KPMG Limited audit company – for holding international audit**	**Choice**	**FOR**	**AGAINST**	**ABSTAINED**
		Number of votes *			
2	**OOO Online Audit for holding Russian audit.**	**Choice**	**FOR**	**AGAINST**	**ABSTAINED**
		Number of votes *			

Please, leave your choice BLANK and cross the remaining two boxes.

Voters are allowed to place one vote only, excluding cases of voting by shares acquired (transferred) after the list of people having the right to participate in the general meeting was made.

**** - To be filled out only in case of voting in accordance with instruction given by the buyers of shares acquired (transferred) after the list of people having the right to participate in the general meeting was made.*** *If more than one voting choice is left blank in the ballot, please specify the number of votes given for each corresponding choice and make a corresponding mark.*

☐ • **voting is held in accordance with instruction given by the buyers of shares acquired (transferred) after the list of people having the right to participate in the general meeting was made.**

Shareholder's (representative's) signature ______________________________

____

____

Please, specify

- for individuals – surname and initials;
- for legal entities – full corporate name, position, surname and initials of the person who signs the ballot;
- for attorneys-in-fact – surname, initials (full name) and a mark showing the power of attorney on the basis of which the representative is acting.

Attention! Unsigned voting ballots will be considered void!

RBC Information Systems
Open Joint Stock Company
(Location: 75/9 Leninsky Prospekt, Moscow 119261)

Voting ballot No. 7
For voting at the annual general meeting of shareholders in OAO RBC Information Systems
at 11 a.m. on June 8, 2004
location:
Sheremetyevsky hall of Marriott Grand Hotel Moscow, 26, Tverskaya Street, Moscow
Registration begins at 10 a.m. on June 8, 2004
Form of the general meeting – joint presence without absentee voting

(Registration number)	(Shareholder's name / shareholder legal entity's name)	(Number of votes)

Issue No. 7: Approval of related-party transactions.

Issue put to vote:

7.1 To approve the allocation of a loan of RUR117,500,000 (One hundred and seventeen million five hundred thousand rubles) by the Company to RBC Investments (Cyprus) Ltd. at an annual interest rate of 1 (one) percent. The beneficiary in the transaction is the lender, OAO RBC Information Systems.

Choice	FOR	AGAINST	ABSTAINED
Number of votes *			

7.2 To approve the allocation of a loan of RUR30,003,000 (Thirty million three thousand rubles) by the Company to RBC Investments (Cyprus) Ltd. at an annual interest rate of 1 (one) percent. The beneficiary in the transaction is the lender, OAO RBC Information Systems.

Choice	FOR	AGAINST	ABSTAINED
Number of votes *			

7.3 To approve the allocation of a loan of RUR15,000,000 (Fifteen million rubles) by the Company to RBC Investments (Cyprus) Ltd. at an annual interest rate of 1 (one) percent. The beneficiary in the transaction is the lender, OAO RBC Information Systems.

Choice	FOR	AGAINST	ABSTAINED
Number of votes *			

Please, leave your choice BLANK and cross the remaining two boxes.

Voters are allowed to place *<u>one vote only</u>, excluding cases of voting by shares acquired (transferred) after the list of people having the right to participate in the general meeting was made.*

**** - To be filled out only in case of voting in accordance with instruction given by the buyers of shares acquired (transferred) after the list of people having the right to participate in the general meeting was made.*** *If more than one voting choice is left blank in the ballot, please specify the number of votes given for each corresponding choice and make a corresponding mark.*

☐ • **voting is held in accordance with instruction given by the buyers of shares acquired (transferred) after the list of people having the right to participate in the general meeting was made.**

Shareholder's (representative's) signature ____________________

____

____

Please, specify

- for individuals – surname and initials;
- for legal entities – full corporate name, position, surname and initials of the person who signs the ballot;

RBC Information Systems
Open Joint Stock Company
(Location: 75/9 Leninsky Prospekt, Moscow 119261)

- for attorneys-in-fact – surname, initials (full name) and a mark showing the power of attorney on the basis of which the representative is acting.

Attention! Unsigned voting ballots will be considered void!

Voting ballot No. 8

For voting at the annual general meeting of shareholders in OAO RBC Information Systems
at 11 a.m. on June 8, 2004
location:
Sheremetyevsky hall of Marriott Grand Hotel Moscow, 26, Tverskaya Street, Moscow
Registration begins at 10 a.m. on June 8, 2004
Form of the general meeting – joint presence without absentee voting

(Registration number)	(Shareholder's name / shareholder legal entity's name)	(Number of votes)

Issue No. 7 Approval of related-party transactions.

Issue put to vote:

7.4 To approve the allocation of a loan of RUR30,150,000 (Thirty million one hundred and fifty thousand rubles) by the Company to RBC Investments (Cyprus) Ltd. at an annual interest rate of 1 (one) percent. The beneficiary in the transaction is the lender, OAO RBC Information Systems.

Choice	FOR	AGAINST	ABSTAINED
Number of votes *			

7.5 To approve the allocation of a loan of USD1,406,800 (One million four hundred and six thousand eight hundred US dollars) by the Company to RBC Investments (Cyprus) Ltd. at an annual interest rate of 1 (one) percent. The beneficiary in the transaction is the lender, OAO RBC Information Systems.

Choice	FOR	AGAINST	ABSTAINED
Number of votes *			

7.6 To approve the allocation of a loan of USD1,400,000 (One million four hundred thousand US dollars) by the Company to RBC Investments (Cyprus) Ltd. at an annual interest rate of 1 (one) percent. The beneficiary in the transaction is the lender, OAO RBC Information Systems.

Choice	FOR	AGAINST	ABSTAINED
Number of votes *			

Please, leave your choice BLANK and cross the remaining two boxes.

Voters are allowed to place one vote only, excluding cases of voting by shares acquired (transferred) after the list of people having the right to participate in the general meeting was made.

**** - To be filled out only in case of voting in accordance with instruction given by the buyers of shares acquired (transferred) after the list of people having the right to participate in the general meeting was made.*** *If more than one voting choice is left blank in the ballot, please specify the number of votes given for each corresponding choice and make a corresponding mark.*

☐ • **voting is held in accordance with instruction given by the buyers of shares acquired (transferred) after the list of people having the right to participate in the general meeting was made.**

Shareholder's (representative's) signature ______________________________

____

____

Please, specify

- for individuals – surname and initials;

RBC Information Systems
Open Joint Stock Company
(Location: 75/9 Leninsky Prospekt, Moscow 119261)

- for legal entities – full corporate name, position, surname and initials of the person who signs the ballot;
- for attorneys-in-fact – surname, initials (full name) and a mark showing the power of attorney on the basis of which the representative is acting.

Attention! Unsigned voting ballots will be considered void!

Voting ballot No. 9

For voting at the annual general meeting of shareholders in OAO RBC Information Systems
at 11 a.m. on June 8, 2004
location:
Sheremetyevsky hall of Marriott Grand Hotel Moscow, 26, Tverskaya Street, Moscow
Registration begins at 10 a.m. on June 8, 2004
Form of the general meeting – joint presence without absentee voting

(Registration number)	(Shareholder's name / shareholder legal entity's name)	(Number of votes)

Issue No. 7 Approval of related-party transactions.

Issue put to vote:

7.7 To approve the allocation of a loan of USD1,410,000 (One million four hundred and ten thousand US dollars) by the Company to RBC Investments (Cyprus) Ltd. at an annual interest rate of 1 (one) percent. The beneficiary in the transaction is the lender, OAO RBC Information Systems.

Choice	FOR	AGAINST	ABSTAINED
Number of votes *			

7.8 To approve the allocation of a loan of RUR75,000,000 (Seventy five million rubles) by the Company to RBC Investments (Cyprus) Ltd. at an annual interest rate of 1 (one) percent. The beneficiary in the transaction is the lender, OAO RBC Information Systems.

Choice	FOR	AGAINST	ABSTAINED
Number of votes *			

7.9 To approve the allocation of a loan of RUR38,000,000 (Thirty eight million rubles) by the Company to OOO Niken at an annual interest rate of 6 (six) percent. The beneficiary in the transaction is the lender, OAO RBC Information Systems.

Choice	FOR	AGAINST	ABSTAINED
Number of votes *			

Please, leave your choice BLANK and cross the remaining two boxes.

Voters are allowed to place one vote only, excluding cases of voting by shares acquired (transferred) after the list of people having the right to participate in the general meeting was made.

**** - To be filled out only in case of voting in accordance with instruction given by the buyers of shares acquired (transferred) after the list of people having the right to participate in the general meeting was made.*** *If more than one voting choice is left blank in the ballot, please specify the number of votes given for each corresponding choice and make a corresponding mark.*

☐ • **voting is held in accordance with instruction given by the buyers of shares acquired (transferred) after the list of people having the right to participate in the general meeting was made.**

Shareholder's (representative's) signature ______________________________

____

____

Please, specify

- for individuals – surname and initials;
- for legal entities – full corporate name, position, surname and initials of the person who signs the ballot;

- for attorneys-in-fact – surname, initials (full name) and a mark showing the power of attorney on the basis of which the representative is acting.

Attention! Unsigned voting ballots will be considered void!

Voting ballot No. 10

For the voting at the annual general meeting of shareholders in OAO RBC Information Systems at 11 a.m. on June 8, 2004

the place of holding the meeting

Sheremetyevsky hall of Marriott Grand Hotel Moscow, 26, Tverskaya Street, Moscow

Registration begins at 10 a.m. on June 8, 2004

Form of holding the general meeting – joint presence without absentee voting

(Registration number)	(Shareholder's name / shareholder legal entity's name)	(Number of votes)

Вопрос № 7 Approval of related-party transactions.

Issue put to vote:

7.10 To approve the allocation of a loan of RUR42,000,000 (Forty two million rubles) by the Company to OOO Niken at an annual interest rate of 6 (six) percent. The beneficiary in the transaction is the lender, OAO RBC Information Systems.

Voting variants	FOR	AGAINST	ABSTAINED
Number of votes *			

7.11 To approve extension of a loan of RUR40,000,000 (Forty million rubles) by the Company to OOO RBC TV Production at an annual interest rate of 6 (six) percent. The beneficiary in the transaction is the lender, OAO RBC Information Systems.

Voting variants	FOR	AGAINST	ABSTAINED
Number of votes *			

7.12 To approve extension of a loan of RUR27,000,000 (Twenty seven million rubles) by the Company to OOO RBC TV Production at an annual interest rate of 6 (six) percent. The beneficiary in the transaction is the lender, OAO RBC Information Systems.

Voting variants	FOR	AGAINST	ABSTAINED
Number of votes *			

Please, leave your choice BLANK and cross the remaining two boxes.

Voters are allowed to place one vote only, excluding cases of voting by shares acquired (transferred) after the list of people having the right to participate in the general meeting was made.

**** - To be filled out only in case of voting in accordance with instruction given by the buyers of shares acquired (transferred) after the list of people having the right to participate in the general meeting was made.*** *If more than one voting choice is left blank in the ballot, please specify the number of votes given for each corresponding choice and make a corresponding mark.*

☐ • **voting is held in accordance with instruction given by the buyers of shares acquired (transferred) after the list of people having the right to participate in the general meeting was made.**

Shareholder's (representative's) signature ____________________________________

____

____

Please, specify

- for individuals – surname and initials;
- for legal entities – full corporate name, position, surname and initials of the person who signs the ballot;
- for attorneys-in-fact – surname, initials (full name) and a mark showing the power of attorney on the basis of which the representative is acting.

RBC Information Systems
Open Joint Stock Company
(Location: 75/9 Leninsky Prospekt, Moscow 119261)

Attention! Unsigned voting ballots will be considered void!

Voting ballot No. 10

For voting at the annual general meeting of shareholders in OAO RBC Information Systems at 11 a.m. on June 8, 2004

location:

Sheremetyevsky hall of Marriott Grand Hotel Moscow, 26, Tverskaya Street, Moscow

Registration begins at 10 a.m. on June 8, 2004

Form of the general meeting – joint presence without absentee voting

(Registration number)	(Shareholder's name / shareholder legal entity's name)	(Number of votes)

Issue No. 7 Approval of related-party transactions.

Issue put to vote:

7.13 To approve transactions that may be concluded in the future in the normal course of the Company's business between the Company and 1) RBC TV Closed Joint Stock Company to the amount of RUR300,000,000 (Three hundred million rubles); 2) RBC SOFT Closed Joint Stock Company to the amount of RUR300,000,000 (Three hundred million rubles); 3) RBC Holding Closed Joint Stock Company to the amount of RUR300,000,000 (Three hundred million rubles); 4)RosBusinessConsulting Closed Joint Stock Company to the amount of RUR300,000,000 (Three hundred million rubles); 5) RBC Center Limited Liability Company to the amount of RUR300,000,000 (Three hundred million rubles); 6) RBC Investments (Cyprus) Ltd. to the amount of RUR300,000,000 (Three hundred million rubles); 7) RBC Reklama (LLC) to the amount of RUR300,000,000 (Three hundred million rubles); 8) RBC TV Production (LLC) to the amount of RUR300,000,000 (Three hundred million rubles).

Choice	FOR	AGAINST	ABSTAINED
Number of votes *			

Please, leave your choice BLANK and cross the remaining two boxes.

Voters are allowed to place one vote only, excluding cases of voting by shares acquired (transferred) after the list of people having the right to participate in the general meeting was made.

**** - To be filled out only in case of voting in accordance with instruction given by the buyers of shares acquired (transferred) after the list of people having the right to participate in the general meeting was made.*** *If more than one voting choice is left blank in the ballot, please specify the number of votes given for each corresponding choice and make a corresponding mark.*

☐ • **voting is held in accordance with instruction given by the buyers of shares acquired (transferred) after the list of people having the right to participate in the general meeting was made.**

Shareholder's (representative's) signature ____________________

____

____

Please, specify

- for individuals – surname and initials;
- for legal entities – full corporate name, position, surname and initials of the person who signs the ballot;
- for attorneys-in-fact – surname, initials (full name) and a mark showing the power of attorney on the basis of which the representative is acting.

Attention! Unsigned voting ballots will be considered void!

EXHIBIT55

RBC RosBusinessConsulting

RBC wins World Bank tender

Moscow, September 9, 2004 – OAO "RBC Information Systems" **(RTS, MICEX: RBCI)** in association with Informal Sector (IRIS), a company at University of Maryland (USA), won a World Bank tender and signed a contract for "The Creation of a Modern Secured Financing System Involving Movable Property for the Russian Federation". The Russian Finance Ministry acts as a customer. The project is funded by the World Bank and managed by the Non-commercial Foundation for Enterprise Restructuring and Financial Institutions Development (FER).

Financing secured with movable property is among the main driving forces of business activities worldwide, but it has not become widespread in our country yet, due to imperfect legislation and the lack of proper IT infrastructure.

The main aim of the project is to work out recommendations regarding amendments to Russian law that would eliminate contradictions hampering the development of financing secured with movable property, as well as to develop an IT system that would keep track and control such transactions. RBC's role in the project is to conduct analysis of the Russian legislation as well as to create and implement the IT system. This task will be carried out by RBC's IT subsidiary RBC SOFT. IRIS will develop a general concept for the implementation of the project and recommendations regarding necessary amendments to law as well as provide training for customer employees.

"This is not the first international project that we have been involved in," RBC Chairman & CEO German Kaplun emphasized. "But it sure is one of the most significant for our country. Crediting is crucial for the normal functioning of an economy, and RBC is proud to be able to contribute to the establishment of a credit infrastructure."

Investor contact: Natalia Makeeva
Tel: + 7 095 363 1111, E-mail: ir@rbc.ru
Web: www.rbcinfosystems.com

EXHIBIT56

RBC RosBusinessConsulting

RBC reports 86% sales growth in the first half of 2004

Business highlights

- *First-half sales (including RBC TV revenue) surge 86% to $33.7 million, fueled by the TV project's excellent performance*
- *The core Media[1] and IT business grows 47%, primarily due to strong sales in online advertising and software programming*
- *RBC TV brings $7 million in revenue, which is almost half of its sales target for 2004*
- *RBC reiterates its positive year-end outlook for 2004. The total revenue is expected to reach at least $71 million (including RBC TV revenue)*

Revenue for the 1st half of 2004

$'000	*1H2004[2]*	*1H2003[2]*	*% Growth*
Media services	16 400	11 060	48
IT services	10 300	7 050	46
Core Media & IT business	**26 700**	**18 110**	**47**
TV project	7 000	-	-
Total revenue	**33 700**	**18 110**	**86**

Moscow, September 15, 2004 – Commenting on the preliminary first-half 2004 results of RBC Information Systems **(RTS, MICEX: RBCI)** reported today, RBC Chairman and CEO German Kaplun said: "In the first six months, we delivered a strong performance with a total sales growth of 86%. Almost 45 percentage points were contributed by the TV project, which is progressing on schedule and keeps driving our media revenue. A growth in the core media and IT business has surpassed our expectations as well. Our team is working on new projects and continues to turn in good results, driven by broad product portfolio, a well-known brand and the effective allocation of recourses. We are very confident that the company will meet its financial and operational full-year 2004 targets."

Revenue. In the first half of 2004, RBC continued to strengthen its operational excellence in the media and information technologies (IT) sectors, which are demonstrating spectacular growth in Russia. The total 1H2004 revenue of the company (including RBC TV) rose 86% to $33.7 million, primarily due to the significant

[1]All references to Media refer to RBC's Information and Advertising Services. The TV project is presented as a separate line of business for the convenience of valuation of the different elements of RBC's activities.
[2] Figures calculated on the basis of management accounts in accordance with IFRS (unaudited).

contribution of the TV project and considerable gains in the area of online advertising and software programming services. Revenue from the core media and IT business increased 47% to $26.7 million as compared to $18.1 million in the first six months of 2003. In the total 1H2004 revenue mix, the core media business and the TV project accounted for 69%, with 31% coming from IT services.

Media Services. The revenue from media services, consisting of information services, online advertising and marketing communications, surged 48% from $11.1 million in the first half of 2003 to $16.4 million in the same period of 2004. RBC's media division delivered an excellent double-digit growth ahead of the market, which, according to the Russian Association of Communication Agencies, increased 31% in the period from January to June 2004.

The cancellation of the advertising tax by Russian authorities effective January 1, 2005 came as a positive market development. This move is expected to contribute to further growth in advertising spending in Russia and to have a positive effect on RBC's media business. At the same time, recently imposed limitations on beer advertising are not anticipated to influence RBC's revenues, as this category of products does not belong to the company's key advertisers.

In the period under review, RBC launched several new media products to meet the needs of its business-oriented users (the Quote.ru portal and a new version of the QuoteTotal terminal) and to expand a wider mainstream audience (RBC Ratings).

RBC TV. In the first six months of 2004, the total revenue from RBC TV reached $7 million, which is almost half of the sales target for 2004. In this period, the channel considerably enhanced its distribution in Russia and CIS countries. It made an agreement with the largest cable operator of St. Petersburg that covers some 85% of the city. As a result of domestic expansion, presently RBC TV's penetration has exceeded 37 million people in Russia. In response to strong demand from the former Soviet republics, RBC TV began broadcasting in Ukraine, Kazakhstan, Belarus and the Baltic States.

Since the launch in September 2003, the channel has attracted a quality target audience. According to an independent media researcher Comcon Media, the weekly audience of RBC TV amounted to 1.563 million people. Almost one fourth of them are middle and top managers and 27.6% are qualified specialists. One third of the audience of RBC TV is employed in such spheres as the manufacturing industry, construction and the financial sector.

RBC TV significantly increased the number of advertisers, with the key client groups being investment and commercial banks, insurance companies, construction and real estate firms, telecommunication providers, automotive dealers and electronic goods

producers. RBC TV advertisers include Aeroflot, Aton Capital, Aquarius, Audi, Blackwood Realty, BMW, Caligula boutiques, Capital Group, Fujitsu Siemens, Genser, Hansgrohe, Kazkommertsbank, Konti, LUKoil, Industrial Group MAIR, IFC Metropol, MDM-Bank, Norilsk Nickel, Patrick Hellman Collection, Promsvyazbank, Russia Insurance Company, Tatneft and Troika Dialog.

Overall, the project is developing in line with the business plan and expected to reach an operational break-even point in April 2005.

IT Services. The total revenue from the IT business of the company, consisting of general and offshore programming and system integration, rose 46% from $7.05 million in the first half of 2003 to $10.3 million in the same period of 2004. Healthy revenue streams came from large and medium-sized domestic companies, driven by their desire to increase business efficiency on rising competition. RBC's IT business is also benefiting from an increased contract book with state organizations, which unlocked their IT budgets after the ending of the election period in the country.

Outlook for 2004. Based on the performance to date in 2004, RBC expects strong business expansion to continue and the company to deliver high double-digit growth. RBC management reiterates its year-end sales forecast of at least $71 million, excluding potential acquisitions. The revenue is expected to consist of approximately $34 million from the underlying media business, $16 million from RBC TV and $21 million from IT services. Given that the current favorable market condition remains in place, in late October the company may be in a position to upgrade its forecast for the full year 2004.

Cautionary note regarding forward-looking statements

Some of the information in this press release may contain statements of future expectations and other forward-looking statements. These expectations are based on management's current views and assumptions and involve known and unknown risks and uncertainties. It is possible that the company's actual results and financial condition may differ, possibly materially, from the anticipated results and financial condition indicated in these forward-looking statements. For a discussion of some of the risks and important factors that could affect the firm's future results, see "Risk Factors" in the company's IPO Circular on www.rbcinfosystems.com. RBC assumes no obligation to update any forward-looking information contained in this document.

Investor contact: Natalia Makeeva
Tel: + 7 095 363 1111, E-mail: ir@rbc.ru
Web: www.rbcinfosystems.com

EXHIBIT57

RosBusinessConsulting

RBC revenue nearly doubles in the first nine months of 2004

Business highlights

- *Nine-month sales rise 96% to $51.6m, driven by continuous growth in the underlying Media [1] and IT business and the TV project's expansion*
- *The core Media and IT operations grow 53%, with online advertising and software programming as the main contributors*
- *RBC TV continues to achieve strong results, reporting the sales volume of $11.3m. The channel's audience soars 98% over six months.*

Three quarter 2004 results

$'000	*1-3Q 2004[2]*	*1-3Q 2003[2]*	*% Growth*	*Forecast 2004*
Media services	24 000	15 016	60	34 000
IT services	16 260	11 269	44	21 000
Core Media & IT business	**40 260**	**26 285**	**53**	**55 000**
TV project	11 300	-	-	16 000
Total revenue	**51 560**	**26 285**	**96**	**71 000**

Moscow, November 23, 2004 – Today RBC Information Systems **(RTS, MICEX: RBCI)** announced its preliminary three-quarter 2004 financials, demonstrating a sharp sales increase. Commenting on the results publication, RBC Chairman and CEO German Kaplun said: "I am pleased to report that we are approaching the year end with extremely strong results, as the total RBC revenue nearly doubled in the first nine months of 2004. The rapid growth pace was driven by the excellent performance of the underlying Media and IT business and the dynamic development of the TV project."

Revenue. In the first nine months, RBC total revenue rose 96% from $26.3 million in 2003 to $51.6 million in 2004, due to strong organic business expansion, as the company continued to utilize its unique combination of experience in delivering business news, generating advertising and providing IT support. In the total 3Q2004 revenue mix of the company, 47% was contributed by the underlying media business, 22% came from RBC TV, and 31% from the IT business.

[1] All references to Media relate to RBC's information and advertising services. The TV project is presented as a separate line of business for the convenience of valuation of the different elements of RBC's activities.
[2] Figures calculated on the basis of management accounts in accordance with IFRS (unaudited).

Media Services. The revenue from media services, comprising RBC's activities in information subscription, online advertising and marketing communications, went up 60% from $15.0 million in the first three quarters of 2003 to $24.0 million in the same period of 2004. The sales increase was due to strong RBC brand awareness among the business community, extensive advertising selling experience, the launch of new projects and healthy performance from key media products.

In the third quarter, the company set up an online bulletin board service to connect buyers and sellers of different businesses, introduced new sections at www.rbc.ru and www.quote.ru, as well as presented new analytical products intended for financial market professionals. In August 2004, RBC acquired the 'Best Brand' national business contest, which annually recognizes the most notable achievements in the field of creation and promotion of brands on the Russian market. This year the number of 'Best Brand' participants and sponsors significantly enhanced owing to the synergetic effect with the RBC's marketing communication branch and massive promotion.

The media operations of the company expanded significantly ahead of the media market growth in Russia, which registered a 32% increase in the first nine months of 2004, according to the Russian Association of Communication Agencies. Over the past twelve months, the monthly audience and the average number of hits on RBC's web sites expanded about 35% to 5.7 million individual users and 160 million hits per month respectively. The company has already notified its clients of an anticipated 30% increase in advertising rates on RBC's resources effective April 2005.

RBC TV. In the first nine months of 2004, RBC TV brought $11.3 million in revenue, adding 45 percentage points to the top line growth of the company.

The channel almost doubled its viewership in the past six months of 2004. According to the independent media researcher COMCON-Media, the weekly audience of RBC TV soared from 1.563 million viewers in April 2004 to 3.094 million in October 2004. The number of people, who can watch the channel in Russia, reached 37.456 million. This means that the core audience of RBC TV rose from 5.4% of the total coverage to 8.3%.

The impressive audience increase was achieved on the back of expanded signal distribution in Russia and the growing need for domestic business news in the country. The current demand is fueled by the overall rapid development of Russian economy and capital markets as well as the expansion of the business class. Overall, the project is progressing on schedule and is exceptionally well placed to secure dynamic long-term revenue growth for the company.

IT Services. The revenue from IT services was up 44% from $11.3 million in the first nine months of 2003 to $16.3 million in the same period of 2004. The robust growth was

driven by an increased number of government contracts and offshore orders and underpinned by a general IT spending upsurge in Russia.

In the third quarter of 2004, RBC broadened its client base among state organizations and continued providing a growing scope of IT services to such state agencies as the Russian Federal Atomic Energy Agency, the Russian Federal Customs Service, the Federal State Statistics Service and the State Property Ministry. The company won a World Bank's tender for the creation of an IT platform for the Russian Finance Ministry to keep track of financing secured with movable property in Russia. State contracts ensured approximately 30% of IT-generated revenue by the end of the third quarter. At the same time, none of the customers accounts for more than 10% of the IT revenue.

RBC also strengthened its position as a provider of quality solutions for different types of companies, including financial organizations. For example, the implementation of a Siebel eFinance CRM-system at Kazkommertsbank by RBC was recognized as the best system integration project of the year at the Global CRM Forum in Moscow. The company successfully promotes its new solution for the leasing industry, which has been developed on the MBS Navision platform this year. RBC has created additional modules responding to the specific needs of Russian leasing companies and is working on the implementation of this solution for six large clients.

Cautionary note regarding forward-looking statements

Some of the information in this press release may contain statements of future expectations and other forward-looking statements. These expectations are based on management's current views and assumptions and involve known and unknown risks and uncertainties. It is possible that the company's actual results and financial condition may differ, possibly materially, from the anticipated results and financial condition indicated in these forward-looking statements. For a discussion of some of the risks and important factors that could affect the firm's future results, see "Risk Factors" in the company's latest Annual Report on www.rbcinfosystems.com. RBC assumes no obligation to update any forward-looking information contained in this document.

Investor contact: Natalia Makeeva
Tel: + 7 095 363 1111, E-mail: ir@rbc.ru
Web: www.rbcinfosystems.com

EXHIBIT58

RBC RosBusinessConsulting

RBC announces the acquisition of 'The Best Brand' annual award

Moscow, August 11, 2004 – RBC **(RTS, MICEX: RBCI)** has completed the acquisition of the Information Research Center PECOM (Politics, Economics, Marketing), which has the right to 'The Best Brand' trademark. The Best Brand is a national award program in marketing and advertising given to the most successful projects and campaigns in the field of creation and promotion of brands on the Russian market. In 2001, the project joined the EFFIE international system, which is the world's most significant award in the marketing communications industry.

RBC has been cooperating with 'The Best Brand' award for several years, providing it with information support. Today, this award has become an important investment project of the RBC group of companies.

"RBC has unique information and advertising capabilities that will contribute to the development of this project," RBC General Director Yury Rovensky commented. "In particular, the RBC TV business television channel will become one of the key instruments of promoting 'The Best Brand' award. I also would like to confirm that RBC would preserve the traditions of the award and follow obligations to partners and sponsors of the project. Maria Khokhlova will remain the General Manager of the project."

Marketing communications are one of the promising segments of RBC's media business. RBC is the organizer of the prestigious national 'Company of the Year' and 'Person of the Year' awards. Combining these three events together within the framework of one management system will help to considerably decrease their costs. In addition, RBC will have an opportunity to strengthen its standing in the sphere of marketing consulting and to increase its client base, in particular through cooperation with foreign companies that actively participate in 'The Best Brand' projects (the Brand Leaders' summit, and a series of the Master-Branding international forums).

"'The Best Brand' has noticeably enhanced its status and gained the popularity in the business community over the past years," project head Maria Khokhlova believes. "I am confident that at this stage of the award's development, RBC's financial, media and creative potential will help raise the level of 'The Best Brand'."

Investor contact: Natalia Makeeva
Tel: + 7 095 363 1111, E-mail: ir@rbc.ru
Web: www.rbcinfosystems.com

EXHIBIT59

RBC RosBusinessConsulting

RBC wins top marketing communications award

Moscow, November 29, 2004 – RBC **(RTS, MICEX: RBCI)** received an accolade at 14th Moscow International Advertising Festival held at the end of November 2004. Organizers of a major Russian advertising forum presented a special award to RBC "for contributing to the establishment of efficient marketing communications."

RBC was cited as provider of a wide range of media opportunities for business. The company specializes in developing hi-tech products giving it major media potential as a Russian information agency delivering economics news, online newspapers and operating a business television channel. RBC also provides advertising and promotion services drawing together its media and production resources.

"We help thousands of Russian and foreign companies achieve success," RBC General Director Yury Rovensky said in comments on the award. "Clients appreciate our complex approach in solving tasks associated with efficient communications strategies. We have the latest technical processes available so clients can address their audiences through our media resources. RBC is an unchallenged advertising platform. The fact that 85% of clients return for new advertising campaigns proves our exclusiveness."

Additional information
Moscow International Advertising Festival is the heavyweight global advertising event in Russia. The world's top advertising specialists are members of its panel of judges. Since 1992, the festival has been showcasing the best Russian advertising products, arranging conferences, seminars and master class meetings to discuss latest trends in the advertising world, prospects and methods to develop the Russian advertising sector and to exchange new ideas and experience.

Investor contact: Natalia Makeeva
Tel: + 7 095 363 1111, E-mail: ir@rbc.ru
Web: www.rbcinfosystems.com

EXHIBIT60

RBC RosBusinessConsulting

State Duma repeals advertising tax

Moscow, July 13, 2004 – On July 9, 2004, the Russian State Duma approved several amendments to the Russian Tax Code, including the cancellation of the 5-percent advertising tax. The approved amendments are expected to come into force on January 1, 2005.

"We are encouraged by the ongoing change," said RBC Chairman & CEO German Kaplun. - "The advertising tax was an important psychological factor that curbed the advertising spending in Russia. We expect the cancellation of this tax to contribute to further growth in the RBC's advertising business."

According to the Association of Russian Communications Agencies, the size of the Russian advertising market reached about $670m to $700m in the first quarter of 2004, having increased by 25% to 30% against the corresponding period of 2003. The highest growth rate was registered in the television segment of the advertising market and amounted to 35%; the average growth rate in other key segments was 20% to 25%.

About RBC

RBC Information Systems **(RTS, MICEX: RBCI)** is a leading Russian media and information technology group. The audited aggregate revenue of the group grew 54% and reached $48.5m in 2003. RBC's media business comprises the "RosBusinessConsulting" information agency, the RBC business television channel created in cooperation with CNN and CNBC, and Internet portals such as www.rbc.ru; www.cnews.ru; www.autonews.ru; www.rbcdaily.ru; www.utro.ru. Within the framework of rendering media services, RBC is also involved in advertising activities; it places advertising on its own resources as well as on other advertising platforms. RBC's IT business provides turnkey solutions created in-house and developed by leading global IT companies, carries our system integration, and develops software for a variety of local and international clients through general and offshore programming.

Investor contact: Natalia Makeeva
Tel: + 7 095 363 1111, E-mail: ir@rbc.ru
Web: www.rbcinfosystems.com

EXHIBIT61

RosBusinessConsulting

RBC Board sets the date of the Annual General Meeting

Moscow, April 2, 2004 – At a recently held meeting, the Board of Directors of OAO RBC Information Systems **(PTC, MMBБ: RBCI)** determined the date of the Annual General Meeting (AGM) of Shareholders. In accordance with the Board's decision the Annual General Meeting will be held on June 8, 2004.

The Board approved the following AGM agenda that will be comprised of the following items:

1. Approval of the annual report and the financial statements of the Company; appropriation of available earnings of the Company for 2003
2. Approval of a new edition of the Articles of Association of the Company
3. Approval of a new edition of the Regulations of the Board of Directors
4. Elections to the Board of Directors
5. Elections to the Audit Commission of the Company
6. Appointment of the auditors
7. Approval of related-party transactions

A list of those entitled to vote will be based on records in the Company's Register as of April 21, 2004. A notice of the Annual General Meeting of Shareholders will be published in the Rossiyskaya Gazeta newspaper not later than May 18, 2004.

Investor contact: Natalia Makeeva
Tel: + 7 095 363 1111, E-mail: ir@rbc.ru
Web: www.rbcinfosystems.com

EXHIBIT62

Application to acquire shares of OAO "RBC Information Systems" under the rights of pre-emption

Full name or official company name of the shareholder

Official address of the shareholder:

Identification number with the Russian Tax Ministry (if any) of the shareholder (for individuals):

Date and place of birth, passport number, date and place of issue of passport of the shareholder (for individuals):

Registration number at the unified state registry of legal entities (if any) of the shareholder (for legal entities):

Account number with the registrar:

Number of shares acquired:

Amount of funds transmitted to pay for the shares:

Bank information of the shareholder:

Reference to the enclosed original or a notarized copy of a document confirming that the shareholder has paid for the shares that are being acquired:

Signature of official and seal (for legal entities)

Signature (for individuals)

Date

EXHIBIT63

RBC RosBusinessConsulting

The Association of Russian Banks awards RBC TV

Russian bankers recognized the contribution of journalists and mass media in the coverage of banks and finances

Moscow, April 8, 2004 – Based on the achievements of 2003, Russia's first business television RBC TV, which is fully owned by OAO RBC Information Systems (**RTS, MICEX: RBCI**), received an award of the Association of Russian Banks in recognition of its contribution in the development of banking and financial journalism.

The Association of Russian Bank is a non-for-profit organization uniting commercial banks and organizations whose activities relate to the functioning of the Russian monetary system. The association comprises 70% of banking institutions that jointly control some 90% of assets of the Russian banking system. The main goal of the association is to develop banking business in Russia. Every year, it honors the best journalists and mass media sources for providing on-going objective coverage of the financial and banking sectors.

"In my opinion, RBC TV is very popular. And it is going to be even more popular, as people wish to understand what is happening on financial markets, in the banking sector and in the business community in general. Business television provides an excellent opportunity to receive compressed and interesting information at any time," Association President Garegin Tosunian said. "I definitively think it is a very promising sphere, and RBC TV is doing a very good job."

Investor contact: Natalia Makeeva
Tel.: 363 1111, E-mail: ir@rbc.ru, Web: www.rbcinfosystems.com

EXHIBIT64

RosBusinessConsulting

RBC TV starts broadcasting in Baltic States

Moscow, August 19, 2004 – In August 2004, the first Russian business television channel became available for citizens of the Baltic States. As a result, the coverage of RBC TV, which is wholly owned by OAO RBC Information Systems **(RTS, MICEX: RBCI)**, has expanded by more than 1.74 million viewer.

The First Baltic Channel and its subsidiary TEM TV, which will broadcast RBC TV's programs through its cable networks, have become the general distributors of channel in the Baltic States.

Russian business television RBC TV started its broadcasting in Latvia and Estonia on August 1, 2004. The channel will be on the air in Lithuania by the end of August 2004. According to preliminary data, more than 776,000 people will be able to watch RBC TV in Lithuania, some 540,000 people in Latvia and almost 440,000 people in Estonia.

"RBC TV's programs have been reaching their audience not only in Russia but also abroad and primarily in those states that have long-established economic relations with Russia," RBC TV General Director Artyom Inutin pointed out.

Additional information

As of August 2004, RBC TV's distribution amounted to about 37 million people. Programs of the Russian business television channel are available through cable and terrestrial broadcasting in 13 cities with a population of more than one million people, including Moscow, St. Petersburg, Novosibirsk, Nizhny Novgorod, Yekaterinburg, Samara, Omsk, Kazan, Chelyabinsk, Rostov-on-Don, Ufa, Volgograd and Perm. In addition, RBC TB broadcasts in more than 20 industrial and business centers of Russia as well as in the CIS (Kazakhstan, Ukraine, Belarus).

Investor contact: Natalia Makeeva
Tel: + 7 095 363 1111, E-mail: ir@rbc.ru
Web: www.rbcinfosystems.com

EXHIBIT65

RosBusinessConsulting
RBC

RECEIVED

RBC announces plans to organize a capital increase

Moscow, May 20, 2004 – OAO RBC Information Systems (**RTS, MICEX: RBCI**) announced today that it plans to organise a capital increase using its existing and newly issued ordinary shares. The offering structure, involving existing shares of RBC, will facilitate immediate trading of the shares being offered.

The offering, which is being managed jointly by Aton Capital, Deutsche UFG(*) and Troika Dialog, is expected to be completed in June 2004. Proceeds of the offering are expected to fund RBC's acquisition plans. Financial Advisor to the Company is ABD/ City Capital Corporation.

Earlier this week, RBC publicly disclosed in accordance with Russian securities legislation that an increase in its capital had been duly registered, authorising the intended issuance and placement of 15 million additional ordinary shares (representing 15% of RBC's share capital).

Investor contact: Natalia Makeeva
Tel: + 7 095 363 1111, E-mail: ir@rbc.ru
Web: www.rbcinfosystems.com

(*) Deutsche UFG - the brand name used by Deutsche Bank AG and United Financial Group when acting together.

EXHIBIT66

RBC RosBusinessConsulting

RBC CFO Dmitry Belik rated among 30 most professional Russian chief financial officers

Moscow, October 27, 2004 – Dmitry Belik, the Chief Financial Officer of RBC **(RTS, MICEX: RBCI)**, was named one of the most professional financial managers in Russia. He was listed in Group A of the top 200 professional CFOs, with a score putting him among the best 30. The rating is administered by the Russian Managers Association. The function of the rating is to provide objective, independent and representational evaluation of Russian managers' level of professionalism.

Russian Manager Association is a national non-commercial public organization, whose programs and initiatives are aimed at a well-balanced development of the Russian business environment. The association regularly conducts multipurpose research into issues related to activities of the business community and social elites. It also maintains various professional ratings, indices and registers of corporate information.

The number of companies that took part in the latest release of professional ratings set a new record, reaching almost 3,000. More than 400 experts, including representatives of government institutions, business associations and leading Russian corporations, participated in the jury.

The entrants were judged on the efficiency of their financial strategy, capital management, interaction with clients and partners, effectiveness of the company's tax and accounting policies, as well as on the participant's professional reputation.

The objectiveness of the rating has been verified and approved by the Deloitte & Touche international accounting firm.

Investor contact: Natalia Makeeva
Tel: + 7 095 363 1111, E-mail: ir@rbc.ru
Web: www.rbcinfosystems.com

EXHIBIT67

RBC TV launches broadcasting in Ukraine and Kazakhstan

Moscow, June 10, 2004 - Starting June 1, 2004, RBC TV programs are broadcast by the Ukrainian company Garant Media International. As a result, RBC TV's audience in Ukraine will increase by 5.25m viewers in Kiev and other Ukrainian cities.

RBC TV began broadcasting in Ukraine in mid-March 2004. By late May, Russian business television programs were available to about 700,000 subscribers of the SanaR company, broadcasting in Kiev, the Crimea, Dnepropetrovsk, Donetsk, Zaporozhye, Lvov, Lugansk, Odessa, Sumy, Kharkov, Chernovtsy and Volyn. According to the agreements reached, the company will make RBC TV programs available to 2.5m Ukrainians.

One of the first CIS countries where RBC TV distributed its signal was Kazakhstan. RBC TV programs can be watched in Almaty, Astan and Karaganda. The transmission is carried out by ZAO Alma TV, AOO Katelko, TOO Sekatel, TOO Kazakhstansky Tsentr TV and PK Fermata. RBC TV's audience in Kazakhstan is 272,500 people.

In June 2004, RBC TV begins broadcasting in Belarus. The programs of the Russian business television will be transmitted via four cable TV operators based in Minsk.

"Thanks to its unique information content, RBC TV is in demand not only in Russia. Our channel helps recreate a single information and economic space in the CIS," RBC TV General Director Artyom Inutin said.

Additional information

RBC TV's audience across Russia is more than 25m people. Through cable and terrestrial broadcasting, programs of the Russian business TV channel are available to people in 13 Russian cities with a population of at least 1m people (Moscow, St. Petersburg, Novosibirsk, Nizhny Novgorod, Yekaterinburg, Samara, Omsk, Kazan, Chelyabinsk, Rostov-on-Don, Ufa, Volgograd, Perm). RBC TV also is broadcast in more than 20 industrial and business centers throughout Russia.

EXHIBIT68

Comcon Media: RBC TV weekly audience exceeds 1.5m people

Moscow, June 3, 2004 - Commissioned by RBC TV, the independent research company Comcon Media conducted a survey of the RBC TV audience from March to April 2004. Experts have made up a social and demographic profile of the audience of the business channel and analyzed its consumer preferences.

According to the survey, the weekly audience of RBC TV is 1.563m people, including 383,000 in Moscow. This is the number of people who watch the television channel at least once a week.

The audience of RBC TV includes people with pretty high incomes. Almost half of them (45.4%) have one or several cars in the family. They are fond of traveling (there are two times more people who go abroad regularly among them than in Russia on average). They spend 1.5 times more on recreation and rest, home construction, going to restaurants and buying and maintaining automobiles than the average Russian citizen who watches traditional television channels.

Almost one fourth of them (22.9 percent) are middle and top managers and over one fourth of them (27.6 percent) are qualified specialists. One third of the audience of RBC TV is employed in such spheres as the manufacturing industry, construction and the financial sector.

The share of men in the structure of the television channel's audience is 50.6 percent. Almost half of the audience of RBC TV (39.1 percent) are middle-aged people (from 31 to 50 years old). The average viewer age is 41.

Having drawn a social and demographic profile of an RBC TV viewer sociologists point out that mainly married people watch the business channel; almost two thirds (62.7 percent) of the audience of RBC TV are married. Over half of the audience has a good education (52 percent have either a university degree or completed three years at a university). About two thirds of the respondents spend a lot of time at work (some 62.1 percent of RBC TV's audience work more than 30 hours a week).

RBC TV attracts its largest audience on workdays. About two thirds of the respondents (67.6 percent) watch the channel on weekends while 88.7 percent on business days. A respondent spends over 2.5 hours a week on average watching RBC TV programs.

In March 2004 RBC TV was broadcasted in more than 30 cities in the Russian Federation (note: currently RBC TV covers more than 40 cities) with a total population of 29.12m people. The survey covered 13 Russian cities (Moscow, St. Petersburg, Nizhny Novgorod, Yekaterinburg, Perm, Rostov-on-Don, Voronezh, Saratov, Krasnodar, Yaroslavl, Arkhangelsk, Vladimir and Belgorod). The cities were selected at random; the population and the location of the cities were taken into account. The total

number of people polled was 3,019; the sampling error does not exceed 1.8 percent.

The first stage of the survey included the Computer-Assisted Telephone Interviewing (CATI) in Moscow and St. Petersburg as well as face-to-face interviews in the street in other cities. Quality control was implemented in compliance with ESOMAR standards: checking 15 percent of the interviewees over the phone or revisiting a respondent; monitoring mistakes of every interviewer; monitoring mistakes of every operator; a 100 percent checking of a questionnaire by supervisors. Consumer preferences of the audience of RBC TV were analyzed at the second stage of the survey on the basis of a regular assessment of the Russian Target Group Index (R-TGI).

EXHIBIT69

RBC RosBusinessConsulting

RBC receives Corporate Governance Rating at 'B++'

Moscow, June 2, 2004 – OAO RBC Information Systems (**RTS, MICEX: RBCI**) has been assigned the national corporate governance rating of B++ for the first six months of 2004. The rating is administered by the Russian Institute of Directors and the Expert rating agency. In the opinion of the authors of the rating, investments in companies from this category offer the optimal risk/reward ratio for investors. According to the rating list, in terms of corporate governance standards, RBC is ahead of such companies as RAO UES of Russia, Aeroflot-Russian Airlines and Wimm-Bill-Dann.

"We are convinced that this event will enhance RBC's investment attractiveness," said German Kaplun, the Chairman of OAO RBC Information Systems.

The rating is an integral rank, taking into account the following criteria: rights of shareholders, activities of governing bodies, disclosure of information, protection of the interests of other interested parties, and corporate social responsibility. During the preparation of the rating list, corporate governance practices of a company are compared to the respective provisions of Russian law, recommendations of the Corporate Governance Code and advanced corporate governance standards formulated by portfolio investors and organizations that represent their interests.

This project is implemented under the aegis of the National Council for Corporate Governance.

Investor contact: Natalia Makeeva
Tel: + 7 095 363 1111, E-mail: ir@rbc.ru
Web: www.rbcinfosystems.com

EXHIBIT70

RBC RosBusinessConsulting

RBC Board approves the launch of depository receipts

Moscow, December 28, 2004 – The Board of Directors of OAO RBC Information Systems **(RTS, MICEX: RBCI)** unanimously approved the launch of depository receipts.

On December 24, 2004, the Board decided to establish a depository receipts programme. The company is not planning to issue additional stock for this purpose. In the opinion of the company, depository receipts represent a conservative and effective instrument of accessing the international capital markets. The main goal of the issuance is to enable international retail and institutional investors to participate in the share capital of RBC. The company expects the depository receipts programme to increase the liquidity of its ordinary shares and enhance visibility, as well as create stronger name recognition and understanding of RBC, its products, services and financial instruments in the international marketplace.

Based on the results of the depository receipts issuance and subsequent performance, the Board of Directors will consider the possibility of listing the company's stock on European exchanges.

The share capital of RBC consists of 115 million ordinary shares with a par value of 0.001 rubles each. Approximately 64% of them are held by the founders and top managers of the company, with a free float being approximately at a level of 36%.

About RBC

RBC is a leading Russian media and IT group. The media business of the company is comprised of the RosBusinessConsulting information agency, a financial and economic news portal at www.rbc.ru, the analytical electronic newspaper RBC Daily and a number of other specialized Internet resources. At the end of 2003, RBC created Russia's first and only business television RBC TV in a technical cooperation arrangement with CNN and CNBC. At present, RBC TV is available to viewers in 13 Russian cities with a population of over 1 million people, it also broadcasts in more than 20 urban centers of Russia as well as in Kazakhstan, Ukriane, Belarus and the Baltic States.

RBC has the largest business audience among Russian business media: the monthly number of unique users of the company's business sites has reached about 3,500,000, and the core audience of RBC TV has amounted to 3,094,000 people by the end of 2004.

The IT business of the company consists of IT development, conducted through the RBC Soft division, which provides turnkey solutions created in-house and developed by leading global IT companies, carries out system integration and develops software for a variety of local and international clients

through general and offshore programming. In 2004, the total number of RBC's IT clients exceeded 250 large and medium-size companies.

RBC conducted the first Russian successful IPO in 2002 and remains the only listed media and IT company on the Russian stock market.

Investor contact: Natalia Makeeva
Tel: + 7 095 363 1111, E-mail: ir@rbc.ru
Web: www.rbcinfosystems.com

EXHIBIT71

RosBusinessConsulting

RBC wins tender of Federal Education Agency

Moscow, January 11, 2005. – RBC SOFT, an IT subsidiary of OAO RBC Information Systems **(RTS, MICEX: RBCI)** announced it won a tender of the Russian Federal Education Agency to supply Distance Education Centers of the Commonwealth of Independent States (CIS) with all necessary computer and communications systems.

The company will supply distance education centers in Yerevan (Armenia), Bishkek (Kyrgyzstan), Mogilev (Belarus) and Dushanbe (Tadjikistan). RBC will provide the equipment alongside special software for use both during normal classes and distance courses handled via the Internet.

The project is carried out within a Russian federal program of supporting CIS integration processes in the field of education, approved by the Russian Government. Establishment of common educational standards in the CIS is an essential prerequisite for the further development of integration processes in the CIS countries. Based upon generally recognized principles of international law, the Russian Federation secures the right of its citizens to speak their native language and receive education in it.

Moreover, the appearance of distance education centers will help both Russians and Russian-speaking people in CIS countries maintain their cultural roots and receive education in their native language.

"We already possess expertise in the sphere of implementing distance education projects," General Director of RBC SOFT Alexey Kuzovkin said. "But it is for the first time that we will be dealing with such a large-scale project in four different countries at the same time. It is a great pleasure for us that our company will have a chance to support our countrymen living in the CIS states."

Investor contact: Natalia Makeeva
Tel: + 7 095 363 1111, E-mail: ir@rbc.ru
Web: www.rbcinfosystems.com

EXHIBIT72

RBC 51st on Deloitte Technology Fast 500 EMEA

Moscow, December 8, 2004 - OAO RBC Information Systems **(RTS, MICEX: RBCI)** has been named 51st among the 500 fastest-growing technology companies in Europe, the Middle East, and Africa as a Deloitte Technology Fast 500 EMEA firm for 2004. Results of the rating were announced at an award ceremony in London.

RBC has applied for ratings three years in a row, scoring listings among the top 100. The company remains the only Russian firm named on Deloitte's list. RBC showed average five-year revenue growth of 1,569 percent.

This year, total five-year revenue for 500-ranked companies as a whole grew an average 1,243 percent, compared to last year's 1,175 percent. Deloitte's rating was created to recognize the fastest-growing companies operating in various aspects of technology, from Internet to biotechnology, from medical and scientific to computers and hardware.

Investor contact: **Natalia Makeeva**
Tel: +7 (095) 363-1111 (ext. 1369), e-mail: ir@rbc.ru, Web: www.rbcinfosystems.com.

EXHIBIT73

RBC RosBusinessConsulting

Federation Council awards RBC reporters

Moscow, February 10, 2004 – On February 6, Chairman of the Federation Council Sergey Mironov presented awards to the winners of a journalist contest. The Federation Council, the upper chamber of Russian parliament, timed this event to its 10th anniversary. Among the award winners were reporters from RBC **(RTS, MICEX: RBCI)**.

Head of the politics department of Russian Information Agency RosBusinessConsulting Natalya Kapyshina received an award in the nomination 'For the Best and Systematic Coverage of the Federation Council's Activities'.

The contest was organized by the Federation Council, the Moscow Journalist Union and MediaSoyuz.

This is not the first award granted by Russian parliament to RBC. In January 2004, the State Duma awarded the best parliamentary journalists, including RBC special reporter Olga Bondareva (in the category for information agencies) and RBC TV reporter Irina Melnikova (in the category for television stations).

"RBC's editorial policies are based on using first-hand information, and that's what attracts our readers," RBC General Director Yury Rovensky said. "RBC's cooperation with government agencies is extremely important not only from the viewpoint of our media activities. It also helps develop the information environment of Russia, as RBC sees its mission in promoting Russia's political, economic, and humanitarian integration with Europe."

Investor contact: Natalia Makeeva
Tel: + 7 095 363 1111, E-mail: ir@rbc.ru, Web: www.rbcinfosystems.com

EXHIBIT74

RBC RosBusinessConsulting

Largest Tatarstan leasing company chooses RBC's solution

Moscow, December 1, 2004 – RBC Soft, an IT subsidiary of OAO RBC Information Systems **(RTS, MICEX: RBCI)**, commences the implementation of RBC Leasing, an integrated enterprise management system, at Tatkommunpromkomplekt (TKPK), the largest leasing company of the Republic of Tatarstan. This solution was developed on the basis of the Microsoft Business Solution Navision system and provides standard functionality, capabilities and advantages of this platform as well as modules developed by RBC Soft specialists specifically for the automation of business processes at leasing companies.

The variety and complexity of tasks that TKPK solves while carrying out large projects in the republic call for the implementation of a modern management system. TKPK chose the enterprise management system on the MBS Navision platform with the intent to create a single information network at the company, optimize its financial flows and build a unified database of resources of Tatarstan companies operating in the housing and public utilities sphere. The project envisages the integration of all administrative, financial and documentary information of the company as well as the unification and standardization of document flow coming from government agencies.

"The implementation of the RBC Leasing information system will enable us to integrate business processes, cut lead time for preparing leasing transactions and set up efficient control and monitoring. We believe it will enhance our competitiveness and expand the number of transactions," TKPK General Director Andrey Simakov said.

Additional information

Tatkommunpromkomplekt was established in 1990 as a state enterprise under the Tatarstan Ministry for Construction, Architecture, Housing and Public Utilities with the mission to ensure a regular supply of material resources to all Tatarstan enterprises working in the spheres of construction, housing and public utilities. Today, the company continues to carry out large state-launched leasing programs for communal services and road building, such as a program for replacing boiler units at Tatarstan boiler plants, a program for reconstruction of natural gas metering stations located in communal facilities of the Tatarstan republic, a pilot program for reforming housing and public utilities in the city of Chistopol, and others.

Investor contact: Natalia Makeeva
Tel: + 7 095 363 1111, E-mail: ir@rbc.ru
Web: www.rbcinfosystems.com

EXHIBIT75

RosBusinessConsulting

RBC implements an ERP solution at LK-Leasing

LK-Leasing, which is part of the LUKoil Industrial Group, deploys RBC's ERP solution based on the MBS Navision platform to automate its business.

Moscow, April 6, 2004 – RBC SOFT, the IT subsidiary of OAO RBC Information Systems **(RTS, MICEX: RBCI)**, has successfully implemented an ERP-system powered by Microsoft Business Solution Navision at LK-Leasing, one of the Russia's largest provider of leasing services to extractive industries. LK-Leasing deployed the ERP-system in order to integrate its operational and financial data and streamline the document circulation with the help of a comprehensive IT solution.

RBC SOFT specialists installed the "Finance Management/Budgeting, Reporting" and "Project Management – Marketing and Sales" modules at LK-Leasing. This solution was built on the basis of an off-the-shelf ERP-system of MBS Navision and provides the standard functionality, possibilities and advantages of this platform. RBC SOFT developed a number of additional functions for the automation of specific business processes of leasing companies.

"The launch of the information system at our company enabled us to introduce a centralized management of our projects. We have managed to enhance the efficiency of management of leasing projects as well as optimize our general business processes," LK-Leasing General Director Oleg Belyakov said.

Investor contact: Natalia Makeeva
Tel: + 7 095 363 1111, E-mail: ir@rbc.ru
Web: www.rbcinfosystems.com

EXHIBIT76

RBC RosBusinessConsulting

RBC launches Price Forecasts project

Moscow, July 28, 2004 – Today OAO "RBC Information Systems" **(RTS, MICEX: RBCI)** launched a new product on stock price forecasts. The new resource contains information about forecasts and recommendations made by major professional participants of the Russian stock market on equities ranging from blue chips to second- and third-tier shares. At present, 11 leading investment companies and banks, including UFG, Brunswick UBS, Aton Capital, Alfa-bank and Troika Dialog, present up-to-date information about securities of some 200 companies.

The Price Forecasts product compares favorably with similar projects as it provides reliable information, which is promptly updated. The product has user-friendly interface and the possibility of saving user settings. Price Forecasts' well thought-out system of pop-up help windows and detailed user manual will considerably simplify getting started working with the product.

In addition, it is worth mentioning that several technical features of the Price Forecasts project are unique to the Russian Internet and the product's standard of performance is at the same level as similar western products. Only RBC's Price Forecasts offers recommendations of various investment companies and banks regarding a company, a chart showing changes in prices for its shares and immediate access to a corresponding section of a database on issuers and stock exchange information.

The product will be useful for those investing in Russian shares, analysts as well as everyone who needs forecasts and recommendations on the Russian stock market.
Access to the resource is free.

The product is available at: www.quote.ru/stocks/targets and targets.quote.ru

Investor contact: Natalia Makeeva
Tel: + 7 095 363 1111, E-mail: ir@rbc.ru
Web: www.rbcinfosystems.com

EXHIBIT77

RBC RosBusinessConsulting

RBC TV introduced new program schedule

Moscow, December 6, 2004 – RBC TV came up with a new program schedule, launching new topical and industry specific programs and adding more analysis. Six new programs appeared on the television channel in December, namely 'Corporate News', 'Companies', 'Automotive Expert', 'Commercial Break', 'The Weekly World Wrap', and 'Star Dust'. The format of existing programs underwent substantial changes.

The new program schedule strengthened a block of programs about the stock and financial markets. The 'Markets' program gave birth to two new programs 'Corporate News' and 'Companies'. They are devoted to the latest corporate news, and their guests are the owners of major companies, top managers and experts.

In addition, the channel keeps introducing new programs about various markets and businesses. 'Automotive Expert' will make the viewers feel as if they are test-driving the latest Russian and foreign car makes, tell them about trendy car tuning tendencies and keep them informed about all further events on the automotive market. 'Commercial Break' expands on the latest events in advertising and marketing, uncovers professional secrets of advertising people in Russia and abroad, tells about advertising festivals and PR campaigns, and also unveils the history of world brands.

News programs are further developed on the channel too. 'The Weekly World Wrap' tells its viewers about all global processes, the most important and interesting events, and world's main political figures. The new entertainment program 'Star Dust' is devoted to the recent events from the life of Russian and foreign celebrities and goes about show business mechanisms as well.

"RBC TV is a young channel, but we are growing very rapidly and become more interesting and professional," RBC TV General Director Artyom Inutin said. "We modify the channel's content in accordance with the preferences of our target audience. The new program schedule reinforces our news programs and financial analysis. We also introduced an entertainment program 'Star Dust'. As far as other programs are concerned, we changed their format, refreshed graphics and design. Our main objective remains unchanged – to provide the viewers with information that would help them make business decisions."

Investor contact: Natalia Makeeva
Tel: + 7 095 363 1111, E-mail: ir@rbc.ru
Web: www.rbcinfosystems.com

EXHIBIT78

Notice of Execution of Preemptive Right

June 29, 2004

On January 12, 2004 the Board of Directors of OAO RBC Information Systems (hereinafter referred to as ***the Issuer***) made a decision to increase the authorized capital of the issuer by means of offering additional common nominal shares (hereinafter referred to as ***Additional Shares***) by means of open subscription. In accordance with Articles 40 and 41 of the Federal Law on Joint-Stock Companies, shareholders in the Issuer have a preemptive right to acquire an amount of shares to be offered proportional to the amount of common shares in the Issuer that belong to them. The list of persons that have a preemptive right to acquire shares shall be made on the basis of data from the register of shareholders of the Issuer as of the date of making the decision on increasing the authorized capital by means of offering additional common shares (***January 12, 2004***).

This is to notify the shareholders of the Issuer of the possibility and the procedure for the execution of the above-mentioned preemptive right.

Number of Additional Shares: 15,000,000 (fifteen million).

Name of the state registration agency that registered the issue of Additional Shares, state registration number of the issue and state registration date: The Regional Department of the Federal Securities Market Commission of Russia in the Central Federal District, No. 1-03-05214-A-002-D, May 18, 2004.

Offer date: July 2, 2004

Offer price of Additional Shares (one Additional Share): 55 (fifty-five) rubles and 14 kopecks per share. The offer price of Additional Shares for shareholders executing their preemptive right: 53 (fifty-three) rubles and 49 kopecks per share.

Payments for Additional shares shall be made in full in Russian currency or in foreign currency (in US dollars at the exchange rate set by the Central Bank of the Russian Federation as of the date of making the payment for the shares to be acquired) at the moment of the acquisition of shares, in accordance with the Resolution on Additional Issue of Securities and the Prospectus of Securities. Additional Shares of this issue shall be paid for before a shareholder submits an application for acquiring Additional Shares.

Bank account details for payments for Additional Shares during the offering for persons having a preemptive right to acquire shares:

For payments in Russian rubles:
Account owner: ***RBC Information Systems Open Joint-Stock Company***
Account No. ***40702810000000000403***
Credit organization:
Full company name: ***Commercial Bank MacPromBank Limited Liability Company***
Short company name: ***MacPromBank Ltd.***
Address: ***75/9 Leninsky Prospekt, Moscow 119261***
Bank ID: ***044552522***
Taxpayer ID: ***7736022535***
Correspondent account No. ***30101810400000000522***

For payments in US dollars:
Account owner: ***RBC Information Systems Open Joint-Stock Company***
Account No. ***40702840900009100403***
Credit organization:
Full company name: ***Commercial Bank MacPromBank Limited Liability Company***
Short company name: ***MacPromBank Ltd.***
Address: ***75/9 Leninsky Prospekt, Moscow 119261***
Bank ID: ***044552522***
Taxpayer ID: ***7736022535***

Correspondent account No. ***30101810400000000522***

The method of determining the number of Additional Shares that each shareholder is entitled to acquire: The maximum number of Additional Shares that a shareholder in the Issuer can acquire within the bounds of the preemptive right shall be calculated in accordance with the following formula:

$$A = \frac{K*15,000,000}{100,000,000}$$

where

A is the maximum number of Additional Shares that a shareholder can acquire within the bounds of the preemptive right; and

K is the number of common shares in the Issuer that belonged to the respective shareholder as of January 12, 2004.

Within the bounds of the preemptive right, a Shareholder is entitled to buy any number of Additional Shares not exceeding the maximum number.

Validity period of the preemptive right: 45 (forty-five) days after the publication of this Notice in the Rossiyskaya Gazeta newspaper.

Preemptive right execution terms

A Shareholder is entitled to execute the preemptive right to acquire Additional Shares in OAO RBC Information Systems in full or in part by means of submitting a written application to the Issuer (hereinafter referred to as Application). The original or a notarized copy of a document confirming payment for shares to be acquired shall be attached to the Application.

An Application can be submitted to the issuer from the date of publication of the Notice until the end of the validity period of the preemptive right.

An Application shall contain the following:

- Headline: "Application for Preemptive Acquisition of shares in RBC Information Systems Open Joint-Stock Company;"
- Name (full company name) of the shareholder;
- Taxpayer ID (for individuals a taxpayer ID shall be provided if available);
- Residential address (location) of the shareholder;
- For individuals: passport details (day, month, year and place of birth, passport type and number, and date and place of issuance);
  For legal entities: number, date and place of issue of the certificate of state registration of the legal entity and the certificate of recording of the legal entity on the Unified State Register of Legal Entities;
- Personal account number on the register for transferring shares that are acquired;
- Number of shares to be acquired;
- Amount of money paid for shares to be acquired;
- Bank account details of the shareholder (bank account or bank card details) or declaration that in the event some amount of funds has to be returned, the shareholder prefers to receive money from the Company in cash;
- Reference to the document attached to the Application, certifying payment for shares that the Shareholder plans to acquire.

An Application shall be signed by the shareholder or a representative who has a power of attorney (signature of an officer and a stamp are required for legal entities and a signature is required for individuals). In the event an Application is signed by a representative who has a power of attorney, the original or a notarized copy of the duly issued power of attorney shall be attached to the Application.

An Application and documents about payment for Additional Shares attached to it shall be delivered to the following address by the shareholder or an authorized representative, who has a duly certified power of attorney for representing the interests of the shareholder:

Building 1, 78 Profsoyuznaya St., Moscow 117393 on any day of the week Monday through Friday from 9 a.m. until 6 p.m., from the date of publication of the Notice until the expiration of the validity term of the preemptive right to acquire shares.

A person having a preemptive right to acquire shares shall submit an Application within 45 calendar days after the date of publication of the Notice in the Rossiyskaya Gazeta newspaper (hereinafter referred to as the Preemptive Right Validity Period).

The Issuer will sort accepted Applications in the order of their arrival (beginning with the earliest) on a daily basis (on weekdays) and prepare a register of applications for buying securities.

The register of applications for buying securities, to be prepared by the Issuer, shall contain the conditions of each application: the purchasing price, the number of securities to be acquired, the date of receiving the application, as well as the company name or the full name of the applicant.

Additional Shares will be offered on the basis of the Applications after the approval of the register of Applications for buying securities by the Issuer's financial consultant, beginning on the date when the offering of securities begins.

The Issuer shall issue a reassignment order on recording shares of the additional issue on a shareholder's personal account. The number of shares shall correspond with that specified in the application, and in total, it shall not exceed the maximum number of shares that a shareholder is entitled to acquire within the bounds of the preemptive right. Issuance of the reassignment order by the Issuer shall mean acceptance of the offering of a person executing the preemptive right to acquire shares. A sales contract for shares shall be considered executed at the moment of the delivery of the respective reassignment order from the Issuer to the registrar.

Within 3 (three) days after receiving an Application, if any of the following conditions exist:

- An Application does not allow the identification of a person on behalf of whom the Application is submitted, or a person who submits an Application has no preemptive right to acquire shares of the additional issue; the number of shares a shareholder wishes to acquire, specified in an Application, exceeds the number of shares this shareholder is entitled to acquire within the bounds of the preemptive right;
- A shareholder fails to provide a document confirming payment for shares in accordance with the terms specified in this resolution on the issue;
- A shareholder fails to pay for the shares in full;
- The number of shares to be acquired is not specified in the Application,

then the Issuer shall notify the shareholder(s) that the execution of the preemptive right on conditions specified by the shareholder(s) is impossible, stating respective reasons. Money paid by such shareholder(s) shall be returned in accordance with the procedure specified in the Application within 5 days after the date of receiving the Application, unless the shareholder submits a new Application, following the correction of flaws that have prevented the fulfillment of the Application, during this period. In the event information about the procedure for returning the money is not provided in the Application, the money shall be returned at the shareholder's request.

A shareholder is entitled to resubmit an Application, following the elimination of the problems that have made the execution of the preemptive right impossible, before the expiration of the validity period of the preemptive right.

Information about the place for shareholders to review the Resolution on Additional Issue of Securities and the Prospectus of Securities:

Any interested person can review the Resolution on Additional Issue of Securities and the Prospectus of Securities in the following place:

RBC Information Systems Open Joint-Stock Company
Address: 75/9 Leninsky Prospekt, Moscow 119261
Postal address: 75/9 Leninsky Prospekt, Moscow 119261
Tel: 363 1111 Fax: 363 1125
Internet: www.rbcinfosystems.ru

Yours sincerely,

Yury Rovensky

General Director of OAO RBC Information Systems

EXHIBIT79

THIS PRESS RELEASE IS NOT BEING ISSUED IN THE UNITED STATES OF AMERICA AND IS NOT FOR PUBLICATION OR DISTRIBUTION IN THE UNITED STATES. THIS PRESS RELEASE DOES NOT CONTAIN OR CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO BUY SECURITIES IN THE UNITED STATES. IN ADDITION, THE SECURITIES OF OAO RBC INFORMATION SYSTEMS HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES ABSENT REGISTRATION UNDER THAT ACT OR AN AVAILABLE EXEMPTION FROM REGISTRATION REQUIREMENTS UNDER THAT ACT.

THIS PRESS RELEASE IS DIRECTED IN THE UNITED KINGDOM ONLY AT PERSONS WHO EITHER HAVE PROFESSIONAL EXPERIENCE IN MATTERS RELATING TO INVESTMENTS OR ARE PERSONS FALLING WITHIN ARTICLE 49(2)(a) TO (d) ("HIGH NET WORTH COMPANIES, UNINCORPORATED ASSOCIATIONS ETC.") OF THE FINANCIAL SERVICES AND MARKETS ACT 2000 (FINANCIAL PROMOTION) ORDER 2001 (AS AMENDED) (ALL SUCH PERSONS TOGETHER BEING REFERRED TO AS "RELEVANT PERSONS"). THIS PRESS RELEASE MUST NOT BE ACTED ON OR RELIED ON BY PERSONS WHO ARE NOT RELEVANT PERSONS. ANY INVESTMENT OR INVESTMENT ACTIVITY TO WHICH THIS PRESS RELEASE RELATES IS AVAILABLE ONLY TO RELEVANT PERSONS AND WILL BE ENGAGED IN ONLY WITH RELEVANT PERSONS.

THIS PRESS RELEASE IS NOT A PUBLIC OFFER OR ADVERTISEMENT OF SECURITIES IN THE RUSSIAN FEDERATION, AND IS NOT AN OFFER TO AN UNLIMITED GROUP OF PERSONS, OR A PUBLIC INVITATION TO MAKE OFFERS, TO PURCHASE ANY SECURITIES IN THE RUSSIAN FEDERATION. THIS PRESS RELEASE IS NOT AN OFFER OR INVITATION TO AGREE WITH OAO RBC INFORMATION SYSTEMS TO ORGANISE THE CIRCULATION OF ITS SECURITIES OUTSIDE THE RUSSIAN FEDERATION.

НАСТОЯЩЕЕ ЗАЯВЛЕНИЕ ДЛЯ ПРЕССЫ НЕ ОСУЩЕСТВЛЯЕТСЯ В СОЕДИНЕННЫХ ШТАТАХ АМЕРИКИ И НЕ ПОДЛЕЖИТ ОПУБЛИКОВАНИЮ ИЛИ РАСПРОСТРАНЕНИЮ В СОЕДИНЕННЫХ ШТАТАХ АМЕРИКИ. НАСТОЯЩЕЕ ЗАЯВЛЕНИЕ ДЛЯ ПРЕССЫ НЕ СОДЕРЖИТ В СЕБЕ И НЕ ЯВЛЯЕТСЯ ПРЕДЛОЖЕНИЕМ ПРОДАТЬ ИЛИ ПРИГЛАШЕНИЕМ ДЕЛАТЬ ПРЕДЛОЖЕНИЯ О ПОКУПКЕ ЦЕННЫХ БУМАГ НА ТЕРРИТОРИИ СОЕДИНЕННЫХ ШТАТОВ АМЕРИКИ. КРОМЕ ТОГО, ЦЕННЫЕ БУМАГИ ОАО «РБК ИНФОРМАЦИОННЫЕ СИСТЕМЫ» НЕ БЫЛИ И НЕ БУДУТ ЗАРЕГИСТРИРОВАНЫ В СООТВЕТСТВИИ С ЗАКОНОМ США 1933 Г. «О ЦЕННЫХ БУМАГАХ», СО ВСЕМИ ИЗМЕНЕНИЯМИ, И НЕ МОГУТ БЫТЬ ПРЕДЛОЖЕНЫ К ПРОДАЖЕ ИЛИ ПРОДАНЫ В СОЕДИНЕННЫХ ШТАТАХ АМЕРИКИ ПРИ ОТСУТСТВИИ РЕГИСТРАЦИИ В СООТВЕТСТВИИ С УКАЗАННЫМ ЗАКОНОМ ИЛИ ДЕЙСТВУЮЩЕГО ИСКЛЮЧЕНИЯ ИЗ ТРЕБОВАНИЙ О РЕГИСТРАЦИИ В СООТВЕТСТВИИ С УКАЗАННЫМ ЗАКОНОМ.

НАСТОЯЩЕЕ ЗАЯВЛЕНИЕ ДЛЯ ПРЕССЫ ОТНОСИТСЯ ИСКЛЮЧИТЕЛЬНО К ЛИЦАМ, НАХОДЯЩИМСЯ НА ТЕРРИТОРИИ ВЕЛИКОБРИТАНИИ, КОТОРЫЕ ЛИБО ОБЛАДАЮТ ПРОФЕССИОНАЛЬНЫМ ОПЫТОМ В ВОПРОСАХ ИНВЕСТИЦИОННОЙ ДЕЯТЕЛЬНОСТИ, ЛИБО ЯВЛЯЮТСЯ ЛИЦАМИ, ПОДПАДАЮЩИМИ ПОД ДЕЙСТВИЕ ПУНКТОВ (a) – (d) СТАТЬИ 49 (2) («КОМПАНИИ С ВЫСОКОЙ РЫНОЧНОЙ СТОИМОСТЬЮ, АССОЦИАЦИИ, НЕ ИМЕЮЩИЕ СТАТУСА КОРПОРАЦИИ И Т.Д.») ЗАКОНА 2000 Г. «О ФИНАНСОВЫХ УСЛУГАХ И РЫНКАХ» (ФИНАНСОВОЕ СОДЕЙСТВИЕ) ПРИКАЗ 2001 (СО ВСЕМИ ИЗМЕНЕНИЯМИ) (ВСЕ ТАКИЕ ЛИЦА ВМЕСТЕ ИМЕНУЕМЫЕ «СООТВЕТСТВУЮЩИЕ ЛИЦА»). ЛИЦА, НЕ ЯВЛЯЮЩИЕСЯ СООТВЕТСТВУЮЩИМИ ЛИЦАМИ, НЕ ДОЛЖНЫ ДЕЙСТВОВАТЬ НА ОСНОВАНИИ ИЛИ ПОЛАГАТЬСЯ НА НАСТОЯЩЕЕ ЗАЯВЛЕНИЕ ДЛЯ ПРЕССЫ. ЛЮБЫЕ ИНВЕСТИЦИИ ИЛИ ИНВЕСТИЦИОННАЯ ДЕЯТЕЛЬНОСТЬ, СВЯЗАННЫЕ С НАСТОЯЩИМ ЗАЯВЛЕНИЕМ ДЛЯ ПРЕССЫ, МОГУТ ОСУЩЕСТВЛЯТЬСЯ ТОЛЬКО СООТВЕТСТВУЮЩИМИ ЛИЦАМИ.

НАСТОЯЩЕЕ ЗАЯВЛЕНИЕ ДЛЯ ПРЕССЫ НЕ ЯВЛЯЕТСЯ ПУБЛИЧНЫМ ПРЕДЛОЖЕНИЕМ ИЛИ РЕКЛАМОЙ ЦЕННЫХ БУМАГ НА ТЕРРИТОРИИ РОССИЙСКОЙ ФЕДЕРАЦИИ И НЕ ЯВЛЯЕТСЯ АДРЕСОВАННЫМ НЕОГРАНИЧЕННОМУ КРУГУ ЛИЦ ПРЕДЛОЖЕНИЕМ ПРИОБРЕСТИ ИЛИ ПУБЛИЧНЫМ ПРИГЛАШЕНИЕМ ДЕЛАТЬ ПРЕДЛОЖЕНИЯ О ПОКУПКЕ ЛЮБЫХ ЦЕННЫХ БУМАГ НА ТЕРРИТОРИИ РОССИЙСКОЙ ФЕДЕРАЦИИ. НАСТОЯЩЕЕ ЗАЯВЛЕНИЕ ДЛЯ ПРЕССЫ НЕ ЯВЛЯЕТСЯ ПРЕДЛОЖЕНИЕМ ИЛИ ПРИГЛАШЕНИЕМ ЗАКЛЮЧИТЬ СОГЛАШЕНИЕ С ОАО «РБК ИНФОРМАЦИОННЫЕ СИСТЕМЫ» ОБ ОРГАНИЗАЦИИ ОБРАЩЕНИЯ ЦЕННЫХ БУМАГ ОАО «РБК ИНФОРМАЦИОННЫЕ СИСТЕМЫ» ЗА ПРЕДЕЛАМИ РОССИЙСКОЙ ФЕДЕРАЦИИ.

RBC

RBC INFORMATION SYSTEMS PRICES OFFERING

Announced offering for leading Russian media and IT services provider priced despite difficult market conditions.

MOSCOW (June 17, 2004) – OAO RBC Information Systems announced that the offering of its shares to a select group of Russian and international investors was priced and allocated on June 16.

The offering, which was oversubscribed, is for 11,160,000 ordinary shares at a price of US$1.90, or its Rouble equivalent, per share, expected to raise gross proceeds of US$21,204,000. The shares are being sold in the offering by certain of the company's principal shareholders, who will transfer to the company the net proceeds from the offering, expected to be approximately US$20 million, and receive 11,160,000 of the company's newly issued ordinary shares in return. This transfer of proceeds and issuance of new shares is to occur within 20 days of the pricing date of the offering, i.e. by July 6, 2004.

The 11,160,000 newly issued shares to be transferred to the selling shareholders are to form part of a capital increase by the company comprised of 15,000,000 shares (representing 15% of the company's outstanding share capital). The remaining 3,840,000 newly issued shares are to be simultaneously placed in accordance with applicable Russian law to all of the company's other shareholders of record as of January 12, 2004 pursuant to their rights of pre-emption. The selling shareholders are not selling any shares in the offering for their own accounts.

It is anticipated that upon completion of the offering and the related capital increase, the company's free float will increase from about 26% to over 36%.

The company's shares are traded on both the Moscow Interbank Currency Exchange (MICEX) and the Russian Trading System (RTS) under the symbol "RBCI".

Aton Capital Group, Deutsche UFG (*) and Troika Dialog are acting as joint lead managers and joint book-runners for the offering. ABD Capital /City Capital Corporation is acting as financial advisor to the Company.

German Kaplun, the Chairman of the company's board, said: "We are pleased to announce this financing and are particularly gratified by the strong positive response it has received despite current difficult financial market conditions. We believe that this offering is a vote of confidence in the future of RBC and will position us well to execute exceptional acquisitive and organic growth opportunities. We are especially grateful to Aton Capital and Deutsche UFG for their quality performance".

(*) Deutsche UFG - the brand name used by Deutsche Bank AG and United Financial Group when acting together.

- ends -

For further enquiries contact:

Natalia Makeeva
Investor Relations Department
OAO RBC Information Systems

Tel: + 7 095 363 1111
E-mail: ir@rbc.ru

Not for release, publication or distribution in, or into the United States, Canada, Australia, the Republic of South Africa, the Republic of Ireland or Japan.

Notes to Editors:

OAO RBC Information Systems is a leading Russian media and information technology group. Audited aggregate revenues of the group in 2003 were US$48.5 million.

The company's core business includes media services, comprised of the "RosBusinessConsulting" information agency, the RBC business television channel and several Internet portals, and IT development, conducted through the "RBC Soft" division, whose business includes development of software and turnkey solutions.

OAO RBC Information Systems and its subsidiaries employ over 1,200 people.

EXHIBIT80

RBC RosBusinessConsulting

Winners of RBC-organized Person of the Year-2003 award announced

Moscow, February 26, 2004 - The grand ceremony of awarding the laureates of the Person of the Year -2002 national award was held in the Kremlin on February 25, 2004. The winners were chosen by an Expert Council, consisting of well-known public figures, government officials, top executives of Russian companies and representatives of the media. The winners of the Grand-Prix were decorated with the Glory of Russia order, which is included in the State Register of Public Awards of the Russian Federation.

The organizer of the Person of the Year award is the Russian Information Agency RosBusinessConsulting **(RTS: RBCI; MICEX: RU14RBCI4001)**. The aim of this project is to assist Russia's integration into the global informational and economic community, promote consolidation between Russia's civil society, business community and the government, as well as to attract public attention to persons who determine the nation's development.

The winners are:

GRAND-PRIX for personal contribution in the development of the Russian democracy – Alexander Veshnyakov, Chairman of the Russian Central Election Commission
GRAND-PRIX for professionalism and innovations in development of oil-product transportation in Russia – Sergey Maslov, President of AK Transnefteprodukt OJSC
GRAND-PRIX for personal contribution in the development of the Russian political system – Alexander Tkachyov, Governor of the Krasnodar region

In politics and social life:

Person in politics	Alexey Kudrin Russian Deputy Prime Minister, Russian Finance Minister	For efficient work in reducing Russia's foreign debt and policy of increasing gold and currency reserves
Person in state governance	Sergey Yastrzhembsky Russian Presidential Aide	For contribution in improving the image of Russia and peacekeeping activities
Regional leader	Yury Luzhkov Moscow Mayor	For high efficiency in governing a region and success in implementing the economic potential of the capital of Russia
Person in culture	Anatoly Iksanov General Director of the Bolshoi Theater	For innovative approaches to management in culture
Person in science	Vitaly Ginzburg member of the Russian Academy of Sciences, winner of the Nobel Prize	For fundamental contributions to world science
Career of the year	Vladimir Yakovlev Russian Deputy Prime Minister	For professional achievements and management potential

Head of a public organization	Alexander Borisov General Director of the Moscow International Business Association	For contribution to enhancing a positive image of the Russian business community
Person in the mass media	Nikita Kirichenko journalist	For contribution in the development of business journalism in Russia (posthumously)

In business:

Businessman of the year	Alexey Miller Gazprom CEO	For contribution to the development of the energy industry
	Lev Khasis Chairman of the Board of Directors of Perekriostok Trading House	For implementation of up-to-date principles of corporate governance, enhancing transparency and investment attractiveness of a company
Entrepreneur	Alexey Dobashin General Director of the Krost concern	For creating a unique system of industrial, construction and servicing enterprises, implementation of up-to-date human-oriented project
Top manager	Marat Ainetdinov General Director of the Rossiya insurance company	For efficient corporate governance, creation of a popular brand and improvement of insurance culture of the public
	Valery Okulov General Director of Aeroflot – Russian Airlines	For outstanding achievements in providing competitiveness of the company on the world market
Financier of the year	Alexander Popov ROSBANK CEO	For the implementation of large-scale projects and development of long-term financial policies of a bank for exploring regional and international markets
Investment banker	Ruben Vardanyan President of Troika Dialog	For outstanding contribution in the development of the Russian stock market and investment and banking business in Russia
Enterprise head	Oleg Tinkov Chairman of the Board of Directors of the Tinkoff company	For creating a unique product – Russia's first beer of the ultrapremium class
Head of small or medium business	Grigory Gurevich President of the Nobel Oil oil company	For highly professional organization of production processes and strengthening positions of medium businesses in Russia
Head of retail business	Yevgheny Chichvarkin Manager of Euroset	For establishment and efficient management of a retail chain
Head of socially important enterprise	Vladimir Busygin General Director of Nizhnekamskneftekhim JSC	For successful implementation of social programs
Head of the most dynamically developing business	Alexey Golubkov CEO of Sudostroitelniy bank	For efficient management and introduction of hi-tech in the sphere of banking services

Special awards:

Business reputation	Ivan Sergeyev Chief of the Main Production and Commercial Department for Servicing Diplomatic Corps of the Russian Foreign Ministry	For outstanding achievements in production, diplomatic, public and charity activities
Opening of the year	Alexander Kandel General Director of the ATON investment group	For high efficiency in corporate management and reinforcing a group's position on financial markets of Russia and worldwide
Introduction of social responsibility in business	Konstantin Zolotukhin General Director of SpetsVysotStroy	For playing an active role in social, economic and city planning development of Russia
Development of legislative base in intergovernmental relations	Viktor Balala Justice Minister of Transnistria	For efficient legislative activities in the process of settling relations between Russia, Moldova and Transnistria
Adherence to journalistic traditions	Veronika Borovik-Khilchevskaya President and Owner of the Sovershenno Sekretno group	For supporting independent journalism in Russia
Contribution to the revival of the best traditions in raising a young generation of Russia	Dmitry Bakatin General Director of Sputnik Group, Vice President of a Charity Foundation for Russian Cadet Corps	For providing financial support to Russian Cadet Corps and reviving the best military and patriotic traditions in raising a young generation of Russians
Contribution to the development of the industry Fuel and energy	Farkhad Akhmedov President of Northgas	For the successful attraction of private investments and high professionalism in managing a company
Contribution to the development of the industry Construction	Timur Timerbulatov President of the KONTI group	For the implementation of large-scale construction projects in Russian regions and promotion of new mortgage crediting programs
Contribution to the development of the industry Telecommunications	Gennady Sklyar General Director of the Russian Television and Radio Broadcasting Network enterprise	For the establishment of a common information area in the country and the usage of innovative technologies
Contribution to the development of the industry Healthcare	Vladimir Kovalsky President of the Masterdent dental office chain	For the establishment of a major private dental office chain
Contribution to the development of the industry Agroindustrial complex	Alexey Kobtsev General Director of the Rusagrocapital agroindustrial holding	For high professionalism in managing the number one agroindustrial holding of Russia

Investor contact: Natalia Makeeva
Tel.: + 7 095 363 1111 (ext. 1369), E-mail: ir@rbc.ru, Web: www.rbcinfosystems.com

EXHIBIT81

RosBusinessConsulting
RBC

RBC TV will cover 85% of St. Peterburg

Moscow, May 31, 2004 – Beginning from July 2004 RBC TV's programs will be broadcast by the Television Company St. Petersburg Cable Networks, the largest cable platform in St. Petersburg. This will enhance RBC TV's coverage in St. Petersburg by 3 million viewers. RBC TV programs will become available to 1.5 million of them already in July.

At present RBC TV's signal is beamed to St. Petersburg through 14 cable operators. The client base of these operators consists of 800,000 inhabitants of several St. Petersburg districts (the city center, Vasilievsky Ostrov, the Vyborgskiy, Kalininskiy, Moskovskiy, Frunzenskiy, Krasnogvardeiskiy, Kirovskiy and Primorskiy districts). In addition, the channel is available to about 36,500 St. Petersburg inhabitants via the satellite operator NTV Plus.

The Television Company St. Petersburg Cable Networks controls about 70% of the cable television market of St. Petersburg. The addition of the clients of this cable network will increase RBC TV's penetration in St. Petersburg by 3 million and reach 3.8 million. This translates into 85% coverage of the population of St. Petersburg (according to the latest census, the population of the city is 4.5 million people).

"We are delighted to work with the largest cable operator in the St. Petersburg. RBC TV is open for cooperation with any signal provider that is interested in receiving our unique programming and that covers our target audience," said RBC TV General Director Artyom Inutin.

Additional information

RBC TV currently covers over 25 million viewers in Russia through cable, satellite RBC TV's programs are available to inhabitants of 13 cities with the population of over one million people (Moscow, St. Petersburg, Notosibirsk, Nizhny Novgorod, Ekaterinburg, Samara, Omsk, Kazan, Chelyabinsk, Rostov-on-Don, Ufa, Volgograd and Perm). Additionally, RBC TV distributes its signal to over other 20 urban centers of Russia.

Investor contact: Natalia Makeeva
Tel.: 363 1111, E-mail: ir@rbc.ru,
Web: www.rbcinfosystems.com

EXHIBIT82

RBC RosBusinessConsulting

RBC presents QuoteTotal 1.2, a new version of its information terminal

Moscow, March 16, 2004 – RIA RosBusinessConsulting, an information agency owned by OAO RBC Information Systems (**RTS, MICEX: RBCI**), presented a new version of QuoteTotal.

QuoteTotal 1.2. is an information and analytical system designed for stock market professionals working for large banks and investment companies. The terminal brings together all the necessary information resources and has them structured in accordance with the latest market requirements.

The updated version of the information terminal QuoteTotal provides its users with:

1. over 30 new feeds from Western exchanges;
2. an improved search engine and data presentation format (a full-text search through the whole news archive);
3. an improved mechanism of working with graphs (more than 20 features for technical analysis).

"RBC always upgrades its hi-tech products intended for the financial market. We never stop, and, therefore, we are always there to offer systems that are as good as their Western analogues in terms of their functionality, and are more attractive in terms of price. QuoteTotal is constantly developing. We keep monitoring market demands and further improve the system," said RBC Media Director Artyom Inutin.

Users of the QuoteTotal information terminal receive access to:

- news and mass media digests, as well as related archives;
- online, stock market and over-the-counter quotes and historical data;
- over-the-counter trading floors (bonds, interbank credits, stocks and promissory notes);
- coefficients and indices, including a fundamental analysis of companies' performance;
- market reviews by experts and price forecasts;
- the main macroeconomic indicators;
- an information database with companies (more than 4,000 issuers, balance sheets, news);
- detailed information about securities issues (stocks and bonds);
- quick analysis tools (bond yield calculator, trade structure analysis instrument – a market map, as well as options for exporting current and historical data to other applications).

QuoteTotal contact:
Tel.: + 7 095 363 0327, Web: http://www.quotetotal.ru/

Investor contact: Natalia Makeeva
Tel: + 7 095 363 1111, E-mail: ir@rbc.ru, Web: www.rbcinfosystems.com

EXHIBIT83

RosBusinessConsulting

RBC introduces new online financial resource Quote.ru

Moscow, April 22, 2004 – Today RIA RosBusinessConsulting, a wholly owned information agency business of OAO RBC Information Systems (**RTS, MICEX: RBCI**), launched Quote.ru, a new financial Internet product, which is intended for a broad range of representatives of the investment community.

Quote.ru aggregates RBC's extensive experience in providing information on stock, financial and commodity markets. The new resource includes news lines, commentaries, exchange data feeds, market share statistics, databases, archives with analytical reviews from leading investment banks; over-the-counter markets, tools for technical analysis and exchange terminals. Additionally, RBC presents a number of new value-added services based on advanced world business technologies on Quote.ru.

For the convenience of users, Quote.ru is divided into several topic sections: 'Equities', 'Bonds', 'Commodities', 'Analysis', 'Exchanges', 'News' and 'Ratings'. The first three will be dedicated to developments in all segments of equity, debt (bonds, promissory notes and state securities) and commodity markets. The sections 'Analysis', 'Exchanges' and 'News' generalize and add to the previous sections by contributing macroeconomic information and data from currency exchanges. At the same time, all the sections of Quote.ru are connected with each other with the help of a convenient search engine and a forum that enables its users to discuss all topics they are interested in.

This resource accumulates a huge amount of information about stock, financial and commodity markets, which has never been done on the Russian Internet before. Most of this online information will be distributed free-of-chare.

"While creating Quote.ru, we were first of all aiming to maximally facilitate activities of professionals as well as inexperienced participants on stock and commodity markets," RBC Media Director Artyom Inutin said. "The main emphasis was made on analytical materials, surveys and forecasts from leading investment companies," he added.

Investor contact: Natalia Makeeva
Tel: + 7 095 363 1111, E-mail: ir@rbc.ru
Web: www.rbcinfosystems.com

EXHIBIT 84

RosBusinessConsulting

RBC announces strong preliminary results, with total sales approaching $50m in 2003

Business highlights

- *Full-year sales (including RBC TV revenue) up 68% to $49.1m*
- *Core Media[1] and IT businesses grow 50% boosted by the successful launch of RBC TV*
- *Net income, excluding the impact of the TV project, increases 31%*
- *RBC TV brings $5.5m in revenues, up 57% from $3.5m set as a target for four months of operation in 2003*
- *RBC moved up twenty-nine places to Number 43 on the Deloitte Touche Tohmatsu Fast 500 as one of the fastest growing technology companies in Europe*
- *RBC is named Number 15 in the S&P Transparency and Disclosure Survey 2003 of 45 largest Russian companies*
- *Total revenue in 2004 is projected to reach $70m, including $16m from RBC TV*

Key figures for the full year 2003

	Core Media & IT business		*TV project*		*Consolidated results*	
$'000	2003[2]	2002	2003[2]	2002	2003[2]	2002
Revenue	43 600	29 151	5 500	-	49 100	29 151
Net	12 100	9 207	- 7 900	-	4 200	9 207

Moscow, March 23, 2004 – Reviewing the preliminary full-year 2003 results of RBC Information Systems **(RTS, MICEX: RBCI)** published today, RBC Chairman and CEO German Kaplun said: "I am delighted to report that RBC finished year 2003 on a strong note as our sales continued to grow dynamically based on increasingly strong brand recognition, enhanced product range, aggressive marketing and overall media and IT market growth. The launch of RBC TV, which did extremely well in the first four months of operation, significantly expanded RBC's long-term growth potential. Our core media business achieved an exceptionally strong growth of 75%. This combination of activities uniquely positions RBC at the forefront of bringing quality business news content and innovative information products to our target business audience in Russia. Our IT division also notably expanded its project pipeline and contract book, promising rapid future growth."

[1]All references to Media refer to RBC's Information and Advertising Services. The TV project is presented as a separate line of business for the convenience of valuation of the different elements of RBC's activities.
[2] Figures calculated on the basis of management accounts in accordance with IAS (unaudited).

Media and IT revenue delivers exceptionally strong growth

RBC is exposed to two dynamic sectors of the Russian economy – media and information technology (IT). Full-year Media and IT sales rose 50% from $29.2 million in 2002 to $43.6 million in 2003, primarily due to record volume gains in Advertising and successful implementation of IT contracts with major private and state organizations. In the total Media & IT revenue mix Media Services accounted for 62%, with the rest of the top line coming from IT Services. Including RBC TV's contribution, the total revenue surged 68% to $49.1 million last year.

In Media, the popularity of RBC's news sites was fuelled by the launch of the TV project, which gave an enormous lift to the RBC brand, expanded the editorial coverage and made RBC a clear leader in delivering business news to Russian-speaking audiences. On the IT side, attractive sales opportunities were spotted and developed in CIS countries, whereas the implementation of RBC-developed IT products provided healthy growth in Russia.

Media & IT net income adds 31%, excluding the impact of the TV project

As sales continued to expand strongly, Media & IT net income increased from $9.2 million in 2002 to $12.1 million in 2003, a 31% rise over the previous year. Consolidated net income, reflecting the impact of RBC TV, is expected to amount to $4.2 million. The EBITDA margin of the core Media & IT business is projected to reach around 40%.

Strategic achievements

In 2003 RBC achieved outstanding results in online advertising and made a strategic move to the TV advertising market, the largest and most dynamic segment of the Russian advertising market. Being on a strong track for broadening its target business audience, the company launched Russia's first and only business dedicated television channel on September 2, 2003.

At the end of 2003 RBC was named Number 43 on the Deloitte Touche Tohmatsu 2003 European Technology Fast 500, a ranking of the 500 fastest-growing technology companies in Europe. The company has achieved a 2,112% average growth over the past five years and moved up twenty-nine places on Fast 500 as compared to 2002.

In September 2003 RBC was named number fifteen in the S&P Transparency and Disclosure Survey 2003 of forty-five largest Russian companies. The company entered the list for the first time since going public in April 2002. The result of this survey reflects RBC's ongoing commitment to high corporate governance standards and corporate transparency in particular.

At the end of 2003, RBC stock was included in the RTS index, which testifies to the fact that RBC shares are seen as a reliable market instrument with a stable trading volume.

Full year business revenue breakdown

$'000	2003[3]	2002	% Change
Advertising	24 023	12 870	87
Information Services	2 957	2 542	16
MEDIA SERVICES	26 980	15 412	75
General Programming[4]	9 722	8 492	14
Offshore Programming[4]	4 698	3 206	47
System Integration[4]	2 200	2 041	8
IT SERVICES	16 620	13 739	21
Revenue (Media & IT)	**43 600**	**29 151**	**50**
RBC TV	5 500	-	-
Total revenue	**49 100**	**29 151**	**68**

Media Services

The company's media division is represented by *Advertising* and *Information Services*. In 2003 RBC established itself as a differentiated firm in media services and an undisputable leader in providing practical, user-friendly and comprehensive business information for key audiences. The media revenue soared 75% from $15.4 million in 2002 to $27.0 million in 2003 full-year sales primarily on the back of enormous synergies with RBC TV, which provided the parent company with continuous promotion to its core customer base, key business leaders and decision makers.

On the advertising side, RBC is engaged in online advertising and marketing communications. Overall, the company achieved above-market growth[5] in advertising to post an 87% rise from $12.9 million in 2002 to $24.0 million last year.

Online Advertising demonstrated an impressive 75% increase from $8.1 million in 2002 to $14.2 million in 2003[6], driven by the growing popularity of RBC's web sites and promotional impetus given by RBC TV. By the end of 2003 the monthly audience of RBC's business sites reached 2.3 million people, and the audience of all RBC's online resources amounted to 4 million users. Last year RBC's readers increasingly visited a

[3] Figures calculated on the basis of management accounts in accordance with IAS (unaudited).

[4] Unaudited breakdown of revenue from IT services for 2002 and 2003.

[5] Based on data published by the Russian Association of Communication Agencies (AKAR) in January 2004, the Russian media market grew approximately 31% in 2003 compared with RBC advertising services 87%.

[6] Unaudited breakdown of revenue from advertising services for 2002 and 2003.

greater number of online pages and the share of daily repeat users among RBC's business audience rose significantly. This enabled the company to increase its advertising inventory by 20% and improve advertising capacity utilization. Access to the affluent Russian demographic continued attracting premium advertisers. As a result, the company's advertising customer base increased by more than 25% and reached about 1,520. New clients included Aeroflot, Aquarius, Avtodom, Don-Stroy, Honda, IFD CapitalЪ Group, Interros, Konti Group, Megafon, PIO Global, Promsvyazbank, Russia Insurance Company, Samsung, SkyLink, Sovintel, Tatneft, Tinkoff and Troika Dialog. According to the management's estimations, the company maintained its 50% share of the Russian online advertising market in 2003.

With the RBC brand continuing to be the main driver throughout the year, *Marketing Communications* revenue more than doubled from $4.8 million in 2002 to $9.8 million in 2003[7]. Last year the company's customers increasingly used RBC not only as an advertising site, but also as an advertising agency, which spurred growth in *Marketing Communications*. In addition to providing promotional campaigns and special marketing events for clients, RBC acts as the organizer of two prestigious business award programs and international investment conferences. In November 2003, RBC acquired all rights for the "Company of the Year" business contest. This attractive investment is expected to trigger further cost and revenue synergies with the company's media business.

In the area of *Information Services* the company continued to deepen its market specialization in providing business data to key customer groups. As a result, revenue from Information Services climbed 16% to $2.9 million in line with expectations. In response to a rapid expansion of the Russian financial market, RBC introduced QuoteTotal in June 2003. This terminal is RBC's first product in a range of expensive information systems intended for financial market professionals.

Over the past year RBC's marketing research project grew into the most comprehensive selection of research reports in Russia and the CIS, with over 1,000 items sold to clients. RBC centralizes a wide range of market intelligence publications from its own analytical department and 42 leading research firms. In September 2003 RBC presented a new project aimed to aggregate information on business seminars, corporate trainings and conferences available in Russia. The company launched these products to establish itself as a leading data source in these lucrative segments with high potential growth rates in view of increasing demand for marketing and educational services in the country.

---

[7] Unaudited breakdown of revenue from advertising services for 2002 and 2003.

RBC expects the growth in *Information Services* to continue due to new product additions and the accelerating performance of recently launched products, which have already achieved positive market awareness and brought healthy revenues.

RBC TV

Launched on September 2, 2003, RBC TV is the only Russian business television station. The channel is dedicated solely to business news and analysis and provides 24-hour television coverage of the domestic and international financial markets seven days a week. RBC has news-sharing agreements with CNN and CNBC in place to complement the Russian content with general and business international news coverage.

The total revenue from RBC TV reached $5.5 million in four months of operation in 2003, up 57% from the earlier management's guidance of $3.5 million, reflecting the successful attempts of the television team in building attractive programming and due to aggressive marketing of advertising on the newly established channel to the current and new clients of RBC.

As expected, the principal advertising interest has come from automotive and telecommunications firms, hi-tech companies, financial organizations, including banks and insurance companies, as well as real estate and construction firms. Some of them prefer to make two-year contracts, protecting themselves from anticipated increases in RBC TV advertising rates. Although the business model of RBC TV implies that the channel will be financed solely from advertising revenue, a supplementary source of income came from program production.

By the end of 2003 RBC TV has successfully entered into agreements with various advertisers, which have committed approximately $9.5 million in advertising revenues and budgets allocated for the channel in 2004. RBC TV has done extremely well to achieve this level of commitment, which already makes 59% of the $16 million revenue target for 2004.

Overall, on the costs side, the TV project performed in line with the business plan. In the period from September to December 2003, the channel had a modest cost overrun, due to higher capital expenditures and promotional costs. However the cost increase was completely offset by a 57% increase in revenues.

In several months since the launch the channel has established a meaningful presence in the Russian media world and was recognized as "the main television event of 2003" by the VI Eurasian Television Forum and was awarded the viewers' prize of Kosmos-TV as the best information programs provider in 2003. In addition, the TV project received a "Faces-2003" award for innovation.

IT Services

The company's IT business is represented by *General Programming, Offshore Programming* and *System Integration*. The total IT revenue grew 21% from $13.7 million in 2002 to $16.6 million in 2003 due to an enhanced contract book, as RBC's strong brand recognition in the business community gave the company an edge over competitors in gaining IT orders. The company secured contracts with new clients such as the State Customs Committee, the Permanent Committee of the Russian Belarus Union, the Russian Economic Development and Trade Ministry, the Russian Education Ministry, LK Leasing, Kazkommertsbank, Bank Turan Alem, Mitsubishi Motors and Russia Insurance Company. The total IT customer base was considerably expanded and exceeded 200 clients, as RBC continued to benefit from an IT product portfolio that covers both specialty and universal business software. A balanced product range consisting of RBC-developed solutions and the offering of products developed by Microsoft, Oracle, Siebel, Thawte, VeriSign, Hewlett Packard, Dell and Documentum, ensured healthy revenue streams. RBC is also a partner in the Intel e-Business Solution Provider Program (eBSP) and participates in IBM's PartnerWorld for Software Program. The aim of this cooperation is to employ the experience of global industry leaders for implementation in Russia.

Last year RBC was recognized as one of the most efficient IT businesses and named Number 8 in the ranking of Russian IT companies administered by the Kommersant-Dengi economic weekly and iOne Information Technologies.

Revenue from *General Programming* increased from $8.5 million in 2002 to $9.7 million in 2003, 14% up from last year. The growth in this segment could have been higher unless the implementation of several already signed IT contracts had been postponed by state organizations to 2004 due to the ongoing election period in the country.

Offshore Programming delivered a substantial 47% increase from $3.2 million in 2002 to $4.7 million in 2003, as healthy demand for business automation software came from clients based in CIS countries, Australia and the USA. In response to increasing IT needs of Kazakhstan companies, RBC and one of major Kazakhstan banks Kazkommertsbank signed an agreement on strategic partnership in promoting information technologies and IT project expertise in the country.

Revenue from *System Integration* increased 8% to $2.2 million last year. The company considers it as a non-core business due to generally low margins of system integration contracts as compared to RBC's margin. This branch is mainly driven by clients' desire to use RBC as a provider of a complete cycle of services. The company's policy is to make system integration commitments in the event they bring additional IT opportunities in relations with a client.

Outlook for 2004

This year RBC expects to deliver strong top-line growth, driven by existing contracts, cross selling between its businesses, the increasingly strong RBC brand and the launch of new products. Full-year 2004 revenue is projected to reach at least $70 million, including $16 million from RBC TV. RBC management remains committed to maintaining a high growth rate with healthy margins through cost-conscious action, conservative financing policies, and by building further business audience specialization and IT market expertise.

Cautionary note regarding forward-looking statements

Some of the information in this press release may contain statements of future expectations and other forward-looking statements. These expectations are based on management's current views and assumptions and involve known and unknown risks and uncertainties. It is possible that the company's actual results and financial condition may differ, possibly materially, from the anticipated results and financial condition indicated in these forward-looking statements. For a discussion of some of the risks and important factors that could affect the firm's future results, see "Risk Factors" in the company's IPO Circular on www.rbcinfosystems.com. RBC assumes no obligation to update any forward-looking information contained in this document.

Investor contact: Natalia Makeeva
Tel: + 7 095 363 1111, E-mail: ir@rbc.ru, Web: www.rbcinfosystems.com

EXHIBIT 85

RBC RosBusinessConsulting

RBC is among Russia's top ten companies

The Russian news agency RosBusinessConsulting has been named among the most dynamically and consistently growing companies.

Moscow, May 25, 2004 – The Economic News Agency has published a list of Russia's most actively and consistently growing companies in 2003. RIA RosBusinessConsulting, a wholly owned information agency business of OAO RBC Information Systems (**RTS, MICEX: RBCI**), was named among the top ten media, news, advertising and consulting companies. It is the sixth time that RBC has been included in the list of companies delivering high growth rates over the 11 years of its existence.

The entrants were evaluated by the experts of the Economic News Agency, the Russian Chamber of Commerce and Industry, the Association of Russian Banks, the All-Russian Union of Insurers, the National Association of Stock Market Participants, the Professional Institute of Placing and Circulation of Stock Market Instruments, as well as top managers and professionals from the leading media sources, analytical think tanks, large commercial firms and public organizations.

About 300 companies have been surveyed. The key criteria were not the amount of banks' assets, authorized capital and sales of companies, but their growth dynamics, position on the Russian market and development outlooks. Both publicly available data and assessment by qualified experts were used for the evaluation.

Investor contact: Natalia Makeeva
Tel: + 7 095 363 1111, E-mail: ir@rbc.ru
Web: www.rbcinfosystems.com

RBC among Russia's most transparent companies

Moscow, September 9, 2004 - OAO "RBC Information Systems" **(RTS, MICEX: RBCI)** was ranked among Russia's 14 most transparent companies in 2004, according to a transparency and disclosure survey conducted by Standard & Poor's.

RBC Information Systems' total disclosure was put at 59 percent. Disclosure on ownership structure and investor relation was assessed at 64 percent, on financial and operational information - also at 64 percent, and disclosure on board and management structure and process – at 46 percent.

A comparison of listed companies included in the 2003 and 2004 studies, shows a meaningful increase in the overall level of disclosure. Thirty six companies have improved their results, with an average improvement of 10 percentage points. While most of the listed companies leapt from relatively low standards, seven companies (including RBC Information Systems), which scored higher than the intermediate level in 2003, further improved in 2004.

The study includes Russia's 60 leading public companies whose shares are listed on the Moscow Interbank Currency Exchange (first- and second-tier lists) and on other stock exchanges. The survey also includes 10 companies with illiquid or closely held stocks, which have their ruble-denominated bonds first-tier listed on the MICEX.

Additional information:

In April 2002, OAO RBC Information Systems held the initial public offering (IPO) on Russian stock exchanges (MICEX, RTS), raising $13.28m. In June 2004, the company conducted an SPO among limited number of investors in Russia, Europe and the United States. RBC Information Systems' free float is currently 36.1 percent of its capital.

Investor contact: **Natalia Makeeva**
Tel: +7 (095) 363-1111 (ext. 1369), e-mail: ir@rbc.ru, Web: www.rbcinfosystems.com.

EXHIBIT86

RosBusinessConsulting

RBC

RBC launches new analytical project RBC Ratings

Moscow, March 30, 2004 – RIA RosBusinessConsulting, a wholly owned information agency business of OAO RBC Information Systems (**RTS, MICEX: RBCI**), launched RBC Ratings, a new project giving a comprehensive evaluation of various industry players, whose market standing can be tracked in real time.

This project envisages a regular publication of rankings (lists of companies sorted out by a certain parameter, for example, by turnover) and ratings (analytical products based on a number of parameters, including subjective evaluations) that meet the demands of RBC's target audience to the greatest possible extent.

The aim of this project is to provide RBC users with accurate, consistent and well-structured information on various segments of the Russian market. RBC Ratings can be used as a tool for analyzing market changes as well as a source of analytical commentaries.

RBC Ratings will publish and regularly update both financial and consumer ratings in order to attract financial and stock market professionals and the middle class who are interested in objective evaluation of the broadest range of products and services.

All the ratings and rankings will be split into two groups: leaders and outsiders. In other words, the project will cover not only "the best of the best", but also "the worst of the worst". In particular, it is planned to issue the ratings of "The most unreliable banks", "The most under-performing unit trusts" and "The most untrustworthy insurance companies". RBC believes that the publication of such ratings will enable its users to have a clear picture of the situation on different markets in order to make sound, informed financial decisions.

"International rating agencies give an answer just to one question: what debt instrument or issuer is more reliable compared to others. We know by experience that businesspeople and middle class representatives have thousands of questions, to which RBC will try to find answers with the help of this new project," RBC Media Business Director Artyom Inutin said.

Investor contact: Natalia Makeeva
Tel: + 7 095 363 1111, E-mail: ir@rbc.ru
Web: www.rbcinfosystems.com

EXHIBIT87

RosBusinessConsulting

RBC

RBC Soft wins contest for the best IT solution in logistics

Moscow, February 16, 2004 – RBC Soft, the IT subsidiary of OAO RBC Information Systems **(RTS, MICEX: RBCI)**, won a contest for the best IT solution in the field of logistics. The company was named number one in the category for developers of client relationship management systems (CRM-systems).

RBC Soft received this award at the 6th Moscow International Logistical Forum held in Moscow on February 6-14, 2004. The forum gathered representatives of more than two hundred Russian, CIS and foreign companies operating in the sphere of transportation, warehousing, production, commerce, etc.

"At present no one questions the importance of the utilization of client-oriented technologies," RBC Soft General Director Alexey Kuzovkin said. "However, RBC Soft was almost all alone when it began its research and development activities in this field three years ago. We are glad that the years of work were not in vain and are proud to have this award."

Investor contact: Natalia Makeeva
Tel: + 7 095 363 1111, E-mail: ir@rbc.ru, Web: www.rbcinfosystems.com

EXHIBIT88

RBC RosBusinessConsulting

RBC TV's audience doubles over half a year

Moscow, November 9, 2004 - According to a survey released by COMCON-Media, RBC TV's weekly audience doubled and reached 3.094 million people over the past six months, against 1.563 million in April. The number of viewers, who are able to receive the channel in Russia now, is 37.456 million. Therefore, the actual audience of RBC TV accounts for 8.3% of the total potential audience, against 5.4% in April, 2004.

It became possible to increase the channel's audience due to both a greater number of cities included in the broadcasting territory, and the fact that the channel gained more popularity.

This information is based on the research "The Audience of RBC TV" prepared by an independent research company COMCON-Media in October 2004. Sociologists made up a detailed social and demographic portrait of RBC TV's audience, as well as analyzed its consumer preferences and material well-being.

In addition, for the first time COMCON did research of the affluent TV audience of Moscow at RBC TV's request. It showed that the channel's affluent audience accounts for 17.5% of the total Moscow audience.

In terms of the average time that people spend watching the channel, RBC TV got close to the federal channels, as it is watched for 236 minutes a week on average. Among the top five programs of the first Russian business television are Automotive News, Dialog, News, Markets, and VIP Person. The World Business and Capital programs became very popular among the well-off audience too.

According to the survey, the average age of RBC TV's viewers is 39, of which 38% are top managers and company owners, and 25% are middle-level managers.

Sociologists point to the high income level of RBC TV's audience. 84% of the channel's viewers have PCs, 65% have digital video cameras, 44% have satellite dishes, and 38% - lap tops. One third eat out at least once a week. They spend $1,223 per person on average for vacations. 85% of the families that watch RBC TV have one or several cars with an average price of the last purchased one equal to $14,500.

The survey was conducted in random cities that receive RBC TV, namely Moscow, Saint Petersburg, Rostov-on-Don, Nizhny Novgorod, Yekaterinburg, Krasnodar, Yaroslavl, Tula, Tyumen, Murmansk, Belgorod, Vladimir, and Vologda. The sampling size is 3,028 people, the error rate is +/-1.8%.

Methodology: telephone interviewing (CATI) in Moscow and Saint Petersburg, face-to-face interviews in other cities. COMCON surveys meet all ESOMAR quality standards.

The target group of the affluent Moscow audience includes Muscovites over 18 years old with high incomes (can afford a car, a country house and an apartment). Methodology used with this group: face-to-face interviews in the places most frequently used by these people (trade centers, car dealerships, fitness centers, business centers) and telephone interviews.

Investor contact: **Natalia Makeeva**
Tel: +7 (095) 363-1111 (ext. 1369),

E-mail: ir@rbc.ru,

Web: www.rbcinfosystems.com.

EXHIBIT89

RosBusinessConsulting

RBC

RBC TV launches video mobile live stream

Starting in June 2004, it will be possible to watch the first Russian business channel RBC TV on mobile phones. MegaFon subscribers will be the first to have access to this service. MegaFon expects about 10,000 people to subscribe to the new service.

Moscow, May 18, 2004 – Broadcasting of all content of RBC TV in real time will be carried out via special equipment, which encodes and retransmits the TV picture to the mobile network. In order to be able to watch RBC TV, it is necessary that a mobile phone be capable of playing back streaming video with Real One Player and supporting the GPRS protocol. At present, seven mobile phones of this kind are sold on the Russian market: Siemens SX1, one Sendo model and five Nokia models.

"We have carried out serious modernization of the GPRS equipment and our capabilities have increased considerably. Not a single subscriber will have problems with downloading the video stream," said Roman Prokolov, an advisor to the MegaFon Moscow General Director. According to MegaFon representatives, the pricing policy of the company will be quite democratic. One-month subscription will cost about $23 regardless of the amount of the transferred data.

"RBC has always been up-to-date, using the latest achievements of technological progress. Once, we were the first Russian information agency to have created an Internet server, to have established information mailing to pagers, and finally, to have launched a business channel. To create trends, according to which the market will be developing, is the principle of our work. Mobile telephony is being developed very fast and today, it renders new services to customers. In the near future, it will be difficult to imagine a businessman who would not be able to watch the RBC TV business channel at any time and place," RBC TV General Director Artyom Inyutin said.

Investor contact: Natalia Makeeva
Tel: + 7 095 363 1111, E-mail: ir@rbc.ru
Web: www.rbcinfosystems.com

EXHIBIT90

RBC TV Supervisory Board approves the channel's performance and main development trends

Moscow, February 24, 2004 – The RBC TV Supervisory Board approved the channel's performance and main development trends at a meeting.

The Board members were delighted with the dynamic expansion of RBC TV distribution. By the end of 2003, the total coverage of RBC TV exceeded 11.5 million individuals in Russia, which is 50% higher than the initial objective. By March 2004 total penetration is expected to reach 16 million individuals. RBC TV is accessible 24 hours a day to approximately 2 million viewers in Moscow, and 2 million more Muscovites can watch the channel during morning prime time when RBC TV broadcasts on the frequencies of other channels. RBC TV also provides coverage in St.-Petersburg and other major urban centers including Ekaterinburg, Nizhny Novgorod, Rostov-on-Don, Ufa, Novosibirsk, Tyumen, Surgut and Khanty-Mansiysk. The channel is available to public via satellite and cable distribution networks, regional broadcasters, and on the Internet.

The Supervisory Board was pleased with the positive attitude of the Russian business community and the political elite to the launch of RBC TV, and extremely satisfied with the quality of the channel's programming. Many Board members confirmed that the channel had become the main source of business information for them, and expressed their views on further improvement of the broadcasting. In particular, Igor Kostikov, the Chairman of the Russian Federal Securities Commission, spoke in favor of strengthening the educational aspect of RBC TV's information programs, and Yevgeny Yasin, the head of the Higher School of Economics, suggested that RBC TV's educational programming should be distributed to Russian institutes and schools.

The Board members gave their positive evaluation to the progress made in the cooperation with information partners and pointed out to RBC TV's contribution to the establishment of Russia's positive image abroad. In particular, in the fall of 2003 the channel began producing TV reports for CNN about Russia, its economy, business and people, on a weekly basis.

The RBC TV Supervisory Board plays a major role in determining the strategic goals of the channel, its editorial and broadcasting policies. The Board consists of General Director of the Russia Insurance Company M.Aynetdinov, Promsvyazbank Chairman D.Ananyev, CNBC Europe President R.Cotton, Russian Deputy Economic Development and Trade Minister A.Dvorkovich, CNN Senior Vice President M.Eales,

Russian Deputy Anti-Monopoly Minister A.Egorushkov, Editor-in-Chief of the Expert magazine V. Fadeyev, Metropol Deputy General Director A.Kichayev, Russian Federal Securities Commission Chairman I.Kostikov, Electronic Moscow Chairman V.Lazutkin, President of the MAIR industrial group V.Makushin, Chairman of the Information Policies Commission of the Russian Federation Council D.Mezentsev, President of Russian Financial Corporation A.Nechayev, First Deputy Chairman of the Russian Central Bank T.Paramonova, Russian Television Academy President V.Pozner, MICEX General Director A.Potemkin, Chairman of the Executive Committee of Barclays Capital H.-J. Rudloff, RTS President V.Streltsov, President of the Troika Dialog managing company P.Teplukhin, Wimm-Bill-Dann Chairman D.Yakobashvili, Scientific Supervisor of the Higher School of Economics Ye.Yasin, President of ATON Capital Y.Yuryev, and Russian Anti-Monopoly Minister I.Yuzhanov.

About RBC TV

RBC TV is the first and only dedicated Russian-language business television channel in Russia. During its daily broadcasting RBC-TV provides coverage of both the Russian and international financial markets, combining news and analysis. RBC-TV is a wholly owned subsidiary of OAO RBC Information Systems (**RTS, MICEX: RBCI**). The RBC Group also includes RIA RosBusinessConsulting (an information agency operating the www.rbc.ru business information portal), RBC SOFT (IT solutions) and RBC Center (advertising).

Investor contact: Natalia Makeeva
Tel: + 7 095 363 1111, E-mail: ir@rbc.ru, Web: www.rbcinfosystems.com

EXHIBIT91

RosBusinessConsulting
RBC

RBC's total revenue more than doubles in the 1st quarter of 2004

Business highlights

- *RBC revenue up 116% in the first quarter of 2004 as compared to the similar period of 2003 due to the successful implementation of the TV project and an overall growth on the media and IT markets.*
- *Total revenue in 2004 is projected to reach $71m, including $16m from RBC TV.*
- *Full-year 2004 net profit (excluding the TV project) is expected at a level of $15.8m. The consolidated net profit forecast is $10.8m in 2004.*

Key figures for the 1st quarter of 2004

$ mln	1st quarter 2004[1]	1st quarter 2003[1]	% Change
Media revenue	6.8	3.9	74
IT revenue	4.6	3.0	53
TV project revenue	3.5	0	-
Total revenue	14.9	6.9	116

Moscow, June 15, 2004 – Today RBC Information Systems **(RTS, MICEX: RBCI)** reported its preliminary financial results for the 1st quarter of 2003, demonstrating sustainable growth in the Media sector and increased revenue streams from IT services.

RBC Chairman and CEO German Kaplun said: "Given the fact that the first quarter usually contributes the smallest share of annual revenues, we are extremely satisfied with the achieved results and remain optimistic about the company's further growth. We are continuing to increase our product range both in media and IT, build up our sales force and enhance RBC brand recognition among its core audience, key business leaders and decision makers."

Revenues. Continuing strong growth on the Media and IT markets and RBC TV's success among its target business audience lifted RBC revenues 116% from $6.9 million in the 1st quarter of 2003 to $14.9 million in the period under review. In the total 1Q2004 revenue mix of the company, the core media business and the TV project accounted for 69%, with the rest coming from IT Services.

Media Services. Revenue from the core Media business, represented by online advertising, information services and marketing communications, continued to deliver an impressive growth. It reached $6.8 million in the 1st quarter of 2004, which is 74%

[1] Unaudited figures calculated on the basis of management accounts in accordance with IFRS.

more than in the same period of 2003. The main drivers were the strengthening of the RBC brand, the launch of new media products and the growing popularity of RBC's online resources.

RBC TV. The total revenue from RBC TV reached $3.5 million in the 1st quarter of 2004. The channel continued to enhance its signal distribution and reached an agreement with a major television operator in St. Petersburg to cover 85% of the city by the end of 2004.
As of the end of May RBC TV has successfully entered into agreements with various advertisers, who have committed about $12 million in advertising contracts of the planned $16 million revenue in 2004.

IT Services. Revenue from the IT business, consisting of general and offshore programming and system integration, was up 53% from $3 million in the 1st quarter of 2003 to $4.6 million in the same period of 2004. As forecasted earlier, the ending of the election period in the country has had a positive impact on IT decision-making by state organizations, which eventually resulted for RBC in healthy revenues from programming contracts.

Outlook for 2004

This year RBC expects to deliver strong top-line growth at a level of $71m, including $16m from RBC TV. This forecast is given exclusive of potential acquisitions. The full-year 2004 net profit from the core media and IT business (excluding the TV project) is projected to reach $15.8m. On a consolidated basis, the company's net profit is expected to reach $10.8m, with EBITDA being at a level of $20.1m

Cautionary note regarding forward-looking statements

Some of the information in this press release may contain statements of future expectations and other forward-looking statements. These expectations are based on management's current views and assumptions and involve known and unknown risks and uncertainties. It is possible that the company's actual results and financial condition may differ, possibly materially, from the anticipated results and financial condition indicated in these forward-looking statements. For a discussion of some of the risks and important factors that could affect the firm's future results, see "Risk Factors" in the company's IPO Circular on www.rbcinfosystems.com. RBC assumes no obligation to update any forward-looking information contained in this document.

Investor contact: Natalia Makeeva
Tel: + 7 095 363 1111, E-mail: ir@rbc.ru
Web: www.rbcinfosystems.com

EXHIBIT92

RosBusinessConsulting

RBC TV broadcasts Bloomberg data

Moscow, August 25, 2004 – RBC TV specialists have completed the integration of a Bloomberg feed with RBC TV's exchange feed broadcasting system. Now the channel's viewers can receive information about world stock indices, FOREX trade, Russian ADRs on world exchanges, as well as quotes from CBOT, COMEX, IPE, LME, LIFFE, and NYMEX.

This data and other information from foreign trading floors have been kindly provided by the US-based Bloomberg L.P. Bloomberg has forged a unique position within the financial services industry by providing an unparalleled range of features in a single package, the BLOOMBERG PROFESSIONAL™ service. By addressing the demand for investment performance and efficiency through an exceptional combination of information, analytic, electronic trading and Straight Through Processing tools, Bloomberg has built a worldwide customer base of corporations, issuers, financial intermediaries, and institutional investors. Clients include the world's central banks, investment institutions, commercial banks, government offices and agencies, corporations, and news organizations. Bloomberg information is used in crawlers, as well as presented in the form of graphs and tables in RBC TV programs.

RBC TV, a wholly owned television subsidiary of OAO RBC Information Systems **(RTS, MICEX: RBCI)**, has established cooperation with major world television channels and agencies, including CNN, CNBC, APTN, NTV (Germany), Deutsche Welle and many others. "The broadcasting of Bloomberg data is another step that RBC TV has made as part of the process of developing partnership with the leaders of the world information market," General Director of RBC TV Artyom Inutin stated.

Additional information

Bloomberg L.P., founded in 1981, is an information services, news, and media company servicing customers in 100 countries around the world. Headquartered in New York, the company employs more than 7,000 people in 9 sales offices, 2 data centers and 79 news bureaus worldwide.

In addition to providing the BLOOMBERG PROFESSIONAL service, the company has global news, television, radio, Internet, and magazine and book publishing operations. BLOOMBERG NEWS℠ began in 1990 as a financial news wire service and has grown to include 950 reporters in 79 bureaus worldwide. It provides stories and columns on business, general news, politics, and sports to leading newspapers and magazines throughout the world, from the *New York Times* to the *Asahi News*. BLOOMBERG TELEVISION®, a 24-hour business and financial news network is produced and distributed globally in nine different languages. It also provides syndicated market and technology reports to local news stations and produces two half-hour magazine format shows, BLOOMBERG SMALL BUSINESS℠ and BLOOMBERG PERSONAL®.

Investor contact: Natalia Makeeva
Tel: + 7 095 363 1111, E-mail: ir@rbc.ru
Web: www.rbcinfosystems.com

EXHIBIT93

RBC **RosBusinessConsulting**

infor-media Russia and RBC sign partnership agreement to launch series of business conferences in Moscow

Moscow, July 26, 2004 – **RBC**, a leading Russian media and information technology group, has reached an agreement with **infor-media** Russia, a partnership between Expomedia Group Plc and Informa Group Plc, to launch a series of top-level business conferences in Moscow from September 2004.

The initial program includes conferences in topic areas such as finance, tax and legislation, information technology, telecommunications and sales and marketing. The first conferences take place in September with, 'The Future of Retail Banking in Russia', 'Management of Financial Technologies: Strategies of Integration' and 'The Currency Policy in Russia', taking place on 16th – 17th September, 21st – 22nd September and 22nd - 23rd September 2004 respectively. Delegates at all the conferences are expected to be senior level managers of large Russian and international companies as well as government representatives and other senior business figures.

Yury Rovensky, RBC General Director, comments "We are delighted to join forces with infor-media Russia in bringing this series of important conferences to the market. There is a real need in Russia for high-level conferences that directly address the information needs of today's business leaders. With the combined expertise of our two organizations we are confident that we can deliver the right information to the right audience at the right events."

Paul Hannen, Director Informa Europe B.V., and Con Bridgeman, Managing Director CEV Moscow, add "As the leading information provider in Russia, RBC has an enviable network within the largest financial institutions, commercial organizations and government authorities in the country. By bringing this strength together with the conference organizing experience of the infor-media team we can provide an unrivalled calendar of business events addressing key issues and attracting top level speakers and delegates. Such a partnership has already worked very well between Informa Group and Handelsblatt in Germany where some 900 conferences per year are organized for the German market. We are very confident of the same success with infor-media Russia's new partnership with RBC. "

Notes to editors

infor-media Russia, a partnership between Expomedia Group Plc and Informa Group Plc is a conference organising operation based in Moscow. For more information go to: www.infor-media.ru

Expomedia Group Plc, based in London, develops and manages the chain of state-of-the-art exhibition and conference centres, EXPO XXI International Expocentres, across key growth markets. It also provides event organising services to international companies wishing to enter these markets, through its exhibition organising division, CEE Exhibitions. The Group currently offers venues and organising services in Warsaw, Moscow, New Delhi, Cologne, Amsterdam, Budapest and Katowice. Future plans include venues in Belgrade and also in Germany and Spain. Expomedia Group has publishing interests through its subsidiary Mash Media Group Ltd, publishers of Exhibition Bulletin, Exhibition News, Exhibition World and Conference News amongst others. Further information can be found at www.expomediagroup.com

Informa Group, the world's leading conference organiser, provides high value business information and content to clients worldwide, using a broad range o f media formats. Informa produces more than 1,500 publishing products and 3,500 conferences. The publishing products are sold to more than 80,000 subscribers and more than 150,000 delegates attend the conferences. Informa products and services are sold in 188 countries from a base of more than 50 offices in 18 countries covering the UK, Europe, North and South America, Middle East, Asia and Australia. For further information go to: www.informa.com

RBC Information Systems **(RTS, MICEX: RBCI)** is a leading Russian media and information technology group. RBC began its business operations in 1993, and since then it has established itself as a leading financial and business news provider in Russia and the CIS. RBC's media business comprises the "RosBusinessConsulting" information agency, the RBC business television channel created in cooperation with CNN and CNBC, and Internet portals such as www.rbc.ru; www.cnews.ru; www.autonews.ru; www.rbcdaily.ru. RBC delivers to its clients the most recent news on all segments of the financial market, such as currency exchange rates, information on credits, shares, promissory notes and futures rates, as well as on currency prices, stock and commodity exchanges, financial indices, and much more. RBC is also involved in advertising activities; it places advertising on its own resources as well as on other advertising platforms. RBC's IT business provides turnkey solutions created in-house and developed by leading global IT companies, carries our system integration, and develops software for a variety of local and international clients. For further information go to: www.rbc.ru.

infor-media Russia contact: Sonya Gillespie
E-mail: sonya.gillespie@expocentres.com

RBC Investor contact: Natalia Makeeva
Tel: + 7 095 363 1111, E-mail: ir@rbc.ru
Web: www.rbcinfosystems.com

EXHIBIT94

RBC RosBusinessConsulting

RBC best media source on the Russian Internet

The Runet Award ceremony marking the first ten-year anniversary of the Russian segment of the Internet took place on November 29. RBC was named award laureate.

Moscow, December 2, 2004 – RBC **(RTS, MICEX: RBCI)** has received a new top industry award "for contributing to the development of the Russian segment of the Internet." The best mass media source title was contested by five nominees - Gazeta.ru, Echo of Moscow radio station, ITAR TASS news agency, Lenta.ru and RBC.

The Runet title was awarded to 15 companies and projects that had made the most substantial contribution to the economic, social and cultural development of the Russian Internet over the past 10 years.

Russian Internet 10th anniversary events were held under the auspices of the Federal Agency for Press and Mass Communications. In future, the National Award of the Russian Internet (the Runet Award) will be presented every year.

"We have been growing along with the Internet since the server of our news agency appeared on the World Wide Web in 1995," RBC General Director Yury Rovensky said, welcoming the accolade. "Nowadays, it's impossible to surprise anyone at having a corporate web site but at that time, we saw ourselves as pioneers and were sure we were discovering a new epoch," he said.

"Today, RBC provides Internet users with some ten specialized news resources - an economics news agency, electronic newspapers and a business TV channel," Rovensky added. "The new communications environment offers unique opportunities to develop business. I think RBC is an example of a company that has taken 100% advantage."

Investor contact: Natalia Makeeva
Tel: + 7 095 363 1111, E-mail: ir@rbc.ru
Web: www.rbcinfosystems.com

EXHIBIT95

RBC Soft develops car imports control system for State Customs Committee

The company RBC Soft has completed development and put into test operation the first phase of a complex automated system Auto-Transport, which is designed for registration and control over the supply of motor vehicles to Russia.

Moscow, June 9, 2004 - The company RBC Soft, which is a subsidiary of OAO RBC Information Systems **(RTS, MICEX: RBCI)**, has reported it has completed development and put into test operation the first phase of a complex automated system Auto-Transport ordered by the Russian State Customs Committee. The project is aimed at improving the quality of analyzing and managing processes of customs control and registration of motor vehicles that are subject to state registration in the Russian Federation.

Among the functions of the automated system Auto-Transport is the tracking of the implementation of preliminary operations, basic customs procedures and customs control over motor vehicles, data analysis and support for the management decision-making process. The system Auto-Transport can provide information about a particular motor vehicle and its status in Russian customs. Later the system will include new functions such as the registration of data on issued automotive liability insurance policies, information about the distribution and use of special forms (motor vehicle customs registration certificate/car frame customs registration certificate) filled out by customs agencies. The State Customs Committee is also planning to integrate this automated system with software used by the State Traffic Police in the future. The automated system Auto-Transport is a national system that will encompass about 600 customs checkpoints in 89 Russian regions.

A considerable number of customs violations are made while importing motor vehicles. The launch of the automated system Auto-Transport will enable the committee to decrease illegal imports of automobiles and contribute tens of millions of dollars to the budget annually. Citizens will also benefit from the introduction of this system since it will simplify and

speed up customs processes and help protect the rights of honest buyers of motor vehicles.

The automated system Auto-Transport is developed on the basis of a technological platform of Oracle Corp. RBC Soft is a certified partner of Oracle Corp.

EXHIBIT96

RBC RosBusinessConsulting

RBC journalists received State Duma awards

Moscow, January 16, 2004 - On January 14, the State Duma of the Russian Federation drew results of a creativity contest held among parliamentary journalists from the Russian mass media. Awards were given in nine categories. Two journalists from RBC **(RTS, MICEX:RBCI)** were named among the awardees.

RBC special correspondent Olga Bondareva received an award in the category "Information Agencies," and Irina Melnikova, a correspondent from RBC business television, was granted an award in the category "Television Stations". The awards were presented by State Duma Chairman Boris Gryzlov.

The contest, which is aimed to determine the best parliamentary journalist, was established by Russian lawmakers in 2003. According to its founders, the main function of this event is to improve the coverage of State Duma's activities by the mass media.

"Our correspondents promptly report on the most pressing issues of today. And I am extremely proud that their professionalism and day-to-day activities have been recognized as very important for Russian society," RBC General Director Yury Rovensky said.

Investor contact: Natalia Makeeva
Tel: 363 1111, E-mail: ir@rbc.ru, Web: www.rbcinfosystems.ru

EXHIBIT97

Open Joint-Stock Company RBC Information Systems
Taxpayer ID 7736206959

Approved on April 23, 2004
by the Board of Directors of the Open Joint-Stock Company RBC Information Systems
April 26, 2004 Minutes No. 29

Registered on ____________ __, 2004
State registration No.
____
____
(specify the registering authority name)

____
(authorized signature)

(seal of the registering authority)

SECURITIES PROSPECTUS

Open Joint-Stock Company RBC Information Systems

Common registered non-documentary shares with par value of 0.001 (zero point one thousandth) roubles each totaling 15 000 000 (fifteen million) shares distributed upon public offering

The information contained in the present securities prospectus shall be subject to disclosure in accordance with the legislation of the Russian Federation on securities.

THE REGISTERING AUTHORITY MAY NOT BE HELD LIABLE FOR THE AUTHENTICITY OF INFORMATION CONTAINED IN THIS SECURITIES PROSPECTUS AND THE FACT OF ITS REGISTRATION MAY NOT BE REGARDED AS EVIDENCE OF ITS ATTITUDE TOWARDS THE DISTRIBUTED SECURITIES.

We hereby certify the authenticity of the financial (accounting) reports of the issuer for 2001-2003 and he correspondence of the process used by the issuer to perform accounting to the legislation of the Russian Federation. Other information related to the financial situation of the issuer contained in Sections III, IV, V and VIII of this prospectus, was verified for compliance in all substantial aspects to the information of the financial (accounting) reports for 2001-2003 which was verified during the audit.

Closed Joint-Stock Company
Auditing Company "Auditor-Service-K"

________________/T.I. Rychkova/
General Director
of the Closed Joint-Stock Company
Auditing Company "Auditor-Service-K"

Date ________________ ____, 2004.

L.S.

We hereby certify the authenticity and completeness of all the information contained in this securities prospectus except for the part confirmed by the auditor. In case of his fault the financial advisor on the securities market shall be jointly and severally liable with persons which are signatories to this securities prospectus and shall be secondarily liable for the damages incurred by the securities owner due to unauthentic, incomplete and (or) misleading information contained herein.

____________/V.Y. Korovkin/

Open Joint-Stock Company RBC Information Systems
Taxpayer ID 7736206959

Open Joint-Stock Company Federal Stock Corporation License of the professional securities market participant for the performance of dealership activities	President Open Joint-Stock Company Federal Stock Corporation L.S.

License No.: 077-06178-010000
Date of issuance: August 29, 2003.
Expiry date: perpetual

License of the professional securities market participant for the performance of brokerage activities

License No.: 077-06174-100000
Date of issuance: August 29, 2003.
Expiry date: perpetual

Date ________________ ____, 2004.

General Director of the Open Joint-Stock Company RBC Information Systems ________/Y.A. Rovensky/

Date ________________ ____, 2004. L.S.

Chief Accountant of the Open Joint-Stock Company RBC Information Systems ________/O.V. Chernova/

Date ________________ ____, 2004. L.S.

CONTENTS

Introduction

a) full and brief company name of the issuer
Full company name: ***Open Joint-Stock Company RBC Information Systems***
Brief company name: ***OJSC RBC Information Systems***
(hereinafter referred to as the "issuer" or the "Company").

b) location of the issuer;
75/9 Leninsky Ave., Moscow, 119261

c) contact phones of the issuer, e-mail (if any);
Tel.: ***363-11-11*** Fax: ***363-11-25***
E-mail: ***ir@rbc.ru***

d) Internet web-site(s) containing the text of the registered securities prospectus of the issuer: ***www.rbcinfosystems.ru***;

e) general information on the securities distributed by the issuer:
class, category (type): ***Common registered non-documentary shares***
Number of distributed securities: ***15 000 000 (fifteen million) pieces***
par value (in case if presence of par value is stipulated by the legislation of the Russian Federation): ***0.001 (zero point one thousandth) roubles***
procedure and terms of distribution (start date, finish date of distribution or the method for their determination):
Start date for the distribution of securities of this additional issue shall be determined by the Board of Directors of the OJSC RBC Information Systems. The distribution may not be started prior to the expiry of two weeks since the date of disclosure of information on the state registration of the additional securities issue and the provision of a possibility to all the potential buyers to access the information on the state registration of issue which shall be disclosed in accordance with the Federal Act of the Russian Federation "On securities market" and normative acts of the Russian Federal Commission for Securities.
Finish date of distribution:
The distribution shall be finished not later than 1 year after the state registration of the additional securities issue
The price of distribution or the procedure for its determination, the conditions of provision (for secured bonds):
The price for distribution of additional issue shares including the price for distribution of shares to persons included into the list of persons having the preemptive right for share purchase shall be determined by the Board of Directors of the issuer since the date of state registration of the additional issue of shares up to the date when the distribution of shares begins. The information on the price of shares distribution shall be disclosed by the issuer in the news bulletin of the AKM and Interfax informational agencies and on the issuer's web-site www.rbcinfosystems.ru not later than on the ***starting date of the securities distribution (provided that the disclosure of information on the issuer's web-site shall be performed after the disclosure of information in the news bulletins).***

f) other information which the issuer shall consider necessary to be mentioned in the introduction.

This securities prospectus contains the evaluations and forecasts of the issuer's authorized governing bodies related to the future events and/or actions, the perspectives of development of the economy sector where the issuer performs his major activities and the results of the issuer's activity including the issuer's plans, probability of certain events and performance of certain actions. The investors shall not totally rely on the evaluations and forecasts of the issuer's governing bodies as the actual results of the issuer's activity in future may vary from forecasted results for many reasons. The purchase of issuer's securities is linked to risks described in this securities prospectus.

I. Brief information on the persons which are members of the issuer's governing bodies, information on bank accounts, on the issuer's auditor, evaluator and financial advisor, and on the other persons who signed this prospectus

1.1. Persons which are members of the issuer's governing bodies

The governing bodies of the Open Joint-Stock Company RBC Informational Systems (hereinafter referred to as the "issuer" or the "Company") are as follows:

- ***general shareholders meeting;***
- ***Board of Directors;***
- ***sole executive body - General Director.***

Members of the Board of Directors:

German Vladimirovich Kaplun – Chairman of the Board of Directors
Born in ***1968***

Alexander Moiseevich Morgulchik
Born in ***1970***

Dmitry Gelievich Belik
Born in ***1968***

Sergey Yurievich Lukin
Born in ***1967***

Oleg Alexandrovich Dyatlov
Born in ***1967***

Givi Mikhailovich Topchishvili
Born in ***1963***

Ekaterina Alexandrovna Lebedeva
Born in ***1971***

Leonid Albertovich Khazan
Born in ***1970***

Yury Petrovich Mostovoy
Born in ***1944***

Hans-Jörg Rudloff

Born in ***1940***

Osbourne Neil
Born in ***1949***

Michael Hammond
Born in ***1959***

The sole executive body as well as the members of the collegial executive body of the issuer:
Yury Alexandrovich Rovensky
Born in ***1969***

The collegial executive body is not stipulated by the issuer's charter.

1.2. Information on bank accounts of the issuer

Full company name of the credit organization	***Commercial Bank Makprombank Limited Liability Company***
Brief company name of the credit organization	***CB Makprombank LLC***
Location	***75/9 Leninsky Ave., Moscow, 119261***
Taxpayer ID	***7736022535***
BIC	***044552522***
Correspondent account No.	***30101810400000000522***
Account No.	***40702810000000000403***
Account type	***Settlement***
Account No.	***40702810600002000403***
Account type	***settlement***
Account No.	***40702840600009100240***
Account type	***currency***
Account No.	***40702840700009300403***
Account type	***Special transit***
Account No.	***40702840800009200403***
Account type	***transit***
Account No.	***40702840900009100403***
Account type	***currency***

1.3. Information on the auditor(s) of the issuer

Full company name: ***Closed Joint-Stock Company Auditing Company Auditor-Service-K***
Brief company name: ***CJSC Auditing Company Auditor-Service-K***
Location: ***3 Poselkovaya St., Kaluga, 248600***
Tel.: ***(0842) 55-21-98*** Fax: ***(0842) 55-21-98***
E-mail: ***none***
Auditor's license data:
License No.: ***000690***
Date of issuance: ***June 25, 2002***
Expiry date: ***until June 25, 2007***
The issuing authority: ***Ministry of Finance of the Russian Federation***

financial year(s) verified by the auditor's through independent verification of the accounting records and financial (accounting) reports of the issuer: ***the verification of the accounting reports of 2001, 2002 and 2003 for compliance with the Russian Accounting Standards was performed.***

Full company name: ***KPMG limited***
Brief company name: ***KPMG limited***
Location: ***2 Grunge Place, Grunge***
Saint Peter Port, Guernsey, Channel Islands
Moscow Representative Office: 11 Gogolevsky blvd, Moscow, 119019, Russia
Tel.: ***(095) 937-44-77*** Fax: ***(095) 937-44-99***
E-mail: ***kpmgmoscow@kpmg.ru***
Auditor's license data:
The KPMG Limited activity is not subject to licensing
financial year(s) verified by the auditor's through independent verification of the accounting records and financial (accounting) reports of the issuer: ***the verification of the consolidated accounting reports of 2001, 2002 and 2003 for compliance with IAS was performed.***

Factors capable of affecting the independence of the auditors from the issuer: ***absent***
Measures taken by the issuer and the auditors for reduction of the said factors: ***The auditors are not the part of the issuer's shareholders; The issuer is not the part of the auditors' members; The issuer's Chief Accountant is not the auditors' employee; No loan or credit agreements were signed between the auditors and the issuer.***
The procedure for the election of the issuer's auditors:
Presence of a tender procedure related to the election of auditors and its basic conditions: the election of auditors shall be performed based on the analysis of offers of the leading auditing companies. The issuer shall also adhere to the principle of permanency of the auditors.
The candidature of the auditor shall be approved by the Board of Directors and then passed for confirmation of the shareholders. The Auditing Committee of the Board of Directors shall hold meetings with the representatives of the auditors for discussion of the audit results and specific sections of the auditing report, and also verifies the fulfillment of the auditors recommendations by the issuer's leadership.
The works performed by the auditors in the framework of special auditing tasks: ***no special auditing tasks were posed.***
Substantial interests binding the auditors (auditors' officials) with the issuer (issuer's officials):
no share stake of the auditors in the issuer's capital stock present;
borrowed funds were not granted to the auditors;
no affinities discovered;
tight business relationship absent;
no officials of the issuer being simultaneously auditor's officials (auditors) present.
Procedure for determination of the auditor's fee: ***The amount of the auditor's fee shall be determined based on the market rates the work scopes evaluated at the stage of planning.***
Deferred and overdue payments for the services rendered by the auditors: ***absent.***

1.4. Information on the issuer's evaluator.

no evaluator was engaged by the issuer.

1.5. *Information on the issuer's advisors.*

Full name: ***Open Joint-Stock Company Federal Stock Corporation***
Brief name: ***OJSC FFC***

Location: ***25 Ostozhenka St., Moscow, 119034***
Telephone: ***(095) 737-86-30***
Fax: ***(095) 737-86-32***
Taxpayer ID: ***7706024711***
Web-site used by the financial advisor for the disclosure of information: ***www.fscorp.ru***
Number, date of issuance and expiry date of the license for the performance of professional activity on the securities market, the issuing body (for advisors being professional participants of the securities market):
License of the professional participant of the securities market for performance of brokerage activity No. 077-06174-100000 dd. August 29, 2003 without limitation of validity term issued by the Russian Federal Commission on Securities Market.
License of the professional participant of the securities market for performance of the dealership activity No. 077-06178-010000 dd. August 29, 2003 without limitation of validity term issued by the Russian Federal Commission on Securities Market.
Services rendered (which were rendered) by the advisor.
Advisor's functions:

- ***assistance to the issuer in the preparation of the securities prospectus;***
- ***verification of authenticity and completeness of all information contained in the securities prospectus except for the part confirmed by the auditor and/or evaluator;***
- ***certification of the securities prospectus as well as the documentation which may be required by the issuer for organizing the negotiation and, if applicable, the distribution of shares at the trade organizers;***
- ***advising on issues related to preparation of the resolution on the issue, the prospectus, the report on results of the shares issue, other documentation related to the issue, the distribution, the organization of shares negotiation as well as the current issues in the course of shares emission.***

1.6. Information on other persons who signed the securities prospectus

No such persons present

II. Brief information on the scope, terms, process and conditions of distribution for each type and category of the distributed emission securities

2.1. Class, category (type) and form of distributed securities

Designated:
Shares
Category
common
Form
registered non-documentary

2.2. Par value of each class, category (type) and series of distributed emission securities

0.001 (zero point one thousandth) rouble

2.3. The presumed issue scope in the money terms and the number of emission securities which are presumed to be distributed

Total scope of the issue in money terms: ***15 000 (fifteen thousand) roubles***
Number of additional issue securities: ***15 000 000 (fifteen million) pieces***

2.4. Price (procedure for price determination) of the distribution of emission securities

Price for distribution of additional issue shares including the price for distribution of shares to persons included into the list of persons having preemptive right for share purchase shall be determined by the Board of Directors of the issuer since the date of state registration of the additional issue of shares up to the date when the distribution of shares begins. The information on the price of shares distribution shall be disclosed by the issuer in the news bulletin of the AKM and Interfax informational agencies and on the issuer's web-site www.rbcinfosystems.ru not later than on the ***starting date of the securities distribution (provided that the disclosure of information on the issuer's web-site shall be performed after the disclosure of information in the news bulletins).***

2.5. Procedure and terms of distribution of the emission securities

Starting date of securities distribution or procedure for its determination:
Starting date of securities distribution of this additional issue shall be determined by the Board of Directors of OJSC RBC Information Systems. The distribution may not be started prior to the expiry of two weeks since the date of disclosure of information on the state registration of the additional securities issue and the provision of a possibility to all the potential buyers to access the information on the state registration of issue which shall be disclosed in accordance with the Federal Act of the Russian Federation "On securities market" and normative acts of the Russian Federal Commission for Securities.
The information on state registration of the additional issue of shares shall be published by the issuer within the following deadlines:

- ***In the news bulletins of the Interfax and AKM information agencies - not later than 3 (three) days since the date of state registration of additional issue of shares;***

- ***on the web-site of the issuer at: www.rbcinfosystems.ru - not later than 3 (three) days since the date of state registration of additional issue of shares (but after publication of the information in the news bulletin);***
- ***in the Kommersant newspaper - not later than 5 (five) days since the date of state registration of additional issue of shares.***

The ***issuer shall also publish the information on state registration of the additional issue of shares in the Appendix to the Bulletin of the Russian Federal Commission on Securities Market.***

Finish date for the distribution of securities or procedure for its determination:

The distribution shall be finished not later than in 1 year since the date of state registration of additional issue of securities.

Securities distribution method:

Public offering.

Applicability of the preemptive right to purchase the distributed securities and the date of drawing a list of persons having such preemptive right:

In accordance with art. 40, 41 of the Federal Act "On Joint-Stock Companies" the shareholders of the issuer shall have a preemptive right of purchase of the additional shares distributed by public offering in the quantity pro rata to the number of common shares of the issuer belonging to them. Procedure of performance of the preemptive right of purchase of the distributed shares is stipulated by p. 8.5. of the Resolution on additional securities issue and p. 9.3 of the Securities Prospectus.

The date of composition of a list of persons having preemptive right of purchase additional shares: the date of adoption of the issuer's resolution on the increase of stock capital by means of distribution of additional common shares (January 12, 2004)

other substantial conditions of securities distribution in the issuer's opinion.

Other conditions of distribution of additional shares are stipulated by Section IX of this securities prospectus.

Distribution of additional shares is not planned to be performed through the engagement of persons rendering services related to securities distribution.

2.6. Procedure and conditions for payment of distributed emission securities

Payment of stock shall be performed by money in the currency of the Russian Federation or in foreign currency (in US Dollars at the rate stipulated by the Central Bank of the Russian Federation as of the date of payment of the purchased shares) in case of their full purchase in accordance with the Resolution on the additional securities issue and the Securities Prospectus.

Conditions and procedure of granting the possibility of down payment in case of payment of emission stock:

No possibility of down payment in case of payment of emission stock is stipulated.

The details of bank accounts where the money for payment of shares shall be transferred in the process of shares distribution upon the preemption right:

In case of payment for securities by means of money in roubles of the Russian Federation:
Beneficiary: ***Open Joint-Stock Company RBC Information Systems***
Account No.: ***40702810000000000403***
Credit organization:
Full company name: ***Commercial Bank MakPromBank Limited Liability Company***
Brief company name: ***CB MakPromBank LLC***

Location: ***75/9 Leninsky Ave., Moscow, 119261***
BIC: ***044552522***
Taxpayer ID: ***7736022535***
Correspondent account: ***30101810400000000522***

In case of payment for securities by means of money in US Dollars:
Beneficiary: ***Open Joint-Stock Company RBC Information Systems***
Account No.: ***40702840900009100403***
Credit organization:
Full company name: ***Commercial Bank MakPromBank Limited Liability Company***
Brief company name: ***CB MakPromBank LLC***
Location: ***75/9 Leninsky Ave., 119261, Moscow***
BIC: ***044552522***
Taxpayer ID: ***7736022535***
Correspondent account: ***30101810400000000522***

Other conditions and procedure for payment of emission securities:
In case of share purchase the payment of shares is stipulated by means of money in the currency of the Russian Federation as well as in foreign currency (US Dollars) at the rate set by the Central Bank of the Russian Federation as of the date payment for the purchased shares.
Shares of this issue shall be paid before filing the application/statement or the share purchase by the purchaser/shareholder.

2.7. Procedure and conditions for the conclusion of contracts in the course of distribution of emission securities

Distribution of shares to persons having preemptive right for the purchase of shares shall be performed based on their written applications for the purchase of distributed shares and documents related to their payment in accordance with the procedure stipulated by p. 8.5 of the Resolution on the additional securities issue and p. 9.3 of the Securities Prospectus.
Distribution of the additional issue shares to the other purchasers shall start on the following working day since the disclosure of information on the results of performance of the preemptive right of purchase of the additional issue shares in accordance with the procedure stipulated by p. 8.5 of the Resolution on the additional securities issue and p. 9.3 Securities Prospectus. Distribution of shares shall be performed based on filed written applications for the purchase of distributed shares by means of signing the share purchase contracts.
Potential purchasers shall file applications for the purchase of distributed shares in writing together with the document related to payment (original or notarized copy) of the total number of shares specified in the share application in accordance with the price of distribution of the shares to persons without preemptive right for the purchase of additional issue shares determined in accordance with p. 8.4 of the Resolution on the additional securities issue and p. 2.4. of the Securities Prospectus.
The application for the purchase of distributed shares shall contain the following information:

- ***Title: "Application for the purchase of shares of Open Joint-Stock Company RBC Information Systems";***
- ***name (full company name) of the purchaser;***
- ***taxpayer identification No. (for individuals please indicate if any);***
- ***domicile (location) of the purchaser;***
- ***for individuals - please specify passport data (date, year and place of birth, series, no., date and place of issuance of the passport);***

for legal persons - please specify All-Russian state registration number, as well as the number, date and place of issuance of the certificate of state registration of the legal person and/or certificate of inclusion of the legal person into the Unified state register of legal persons;

- ***Personal account number in the register for the transfer of the purchased shares thereto;***
- ***indication of the number of purchased shares;***
- ***indication of the number of money transferred as payment for the purchased shares;***
- ***bank details of the purchaser (information on the bank account or the bank card) or the information stating that in case of necessity to return money, the purchaser prefers to receive money through the issuer's cahier desk);***
- ***indication to the document attached to the application evidencing payment for the shares which the purchaser intends to purchase.***

The application shall be signed by the purchaser or his representative acting based on the Power-of-Attorney (signature of the official and seal – for legal person and seal – for individual). In case if the application is signed by the Attorney-in-Fact the original or the notarized copy of the duly executed Power-of-Attorney shall be attached to the application.

The application and the documents attached hereto shall be delivered to the following address by the purchaser or his authorized Attorney-in-Fact having the duly certified Power-of-Attorney granting him the right to represent the purchaser's interests:

Bldg. 1, 78 Profsoyuznaya St., Moscow, 117393

The applications are accepted any day from Monday till Friday since 9.00 am until 6.00 pm, starting on the day following the disclosure of information on the results of performance of the preemptive right of share purchase until the expiry of the term for the distribution of shares.

Every day (in the working days) the issuer ranges the accepted applications for share purchase in accordance with the time of their entry (starting with the earliest) and forms a register of applications for the purchase of securities.

The register of accepted applications for the purchase of securities composed by the issuer shall contain the conditions of each application: purchase price, number of the securities purchased, date of application entry as well as the company name or the name, surname and patronymic of the applicant.

Conclusion of the sale transactions for the distributed shares shall be performed after approval of the Register of acceptance of the applications for the purchase of securities, by the financial advisor of the issuer.

The priority of satisfaction of the applications shall be determined considering the priority of time and date of filing the application: the applications which were files earlier shall be satisfied in the first instance. The scope of application shall not influence the priority of its satisfaction.

The filed applications shall be satisfied by the issuer in full in case if the number of shares stipulated in the application shall not exceed the number of non-distributed shares after the satisfaction of the applications which entered earlier (hereinafter referred to as the "Non-distributed Shares"). In case if the scope of application exceeds the number of Non-distributed Shares such application shall be satisfied in the number of the Non-distributed Shares.

The applications contrary to the conditions stipulated by the Resolution on the additional securities issue and Securities Prospectus and applications without the document related to payment may be declined by the issuer.

The issuer shall notify the purchaser in case of impossibility of satisfaction of the application on the terms stipulated in the application with indication of appropriate reasons. The money received by the issuer in the scope of the number of shares, the applications for purchase of which were not satisfied (in full or in part), the issuer shall return to the purchaser in the order

for the repayment of money stipulated in the application, within 5 days since the reception of the application.
In case of absence of the procedure and/or details for transfer (in case of cashless payment) of money, the issuer shall perform the repayment of money upon the purchaser's request.
Not later than upon the termination of the distribution term the purchaser shall have the right to file the repeated application provided hat he eliminates the reasons which caused satisfaction to be impossible.
The issuer shall direct the transfer order related to the transfer of the additional issue in the number stipulated in the application to the personal account of the first share purchaser. In case of non-sufficient balance of Non-distributed Shares for the satisfaction of all the application scope, such applications shall be satisfied in the number of Non-distributed Shares.
Filing of the transfer order by the issuer shall be the acceptance of the offer by the person which filed the application for the share purchase. The share sale contract shall be deemed to be signed since the moment of transfer of the corresponding transfer order by the issuer to the registrar.

Alteration and/or termination of the contracts related to the distribution of shares shall be performed based on and in accordance with the procedure stipulated by Chapter 29 of the Civil Code of the Russian Federation.

The person to which the issuer issues (sends) the transfer order which lays down the ground for introducing of the entry upon the personal account of the first purchaser (registrar, first purchaser), and other conditions of issuance of the transfer order;
After state registration of this additional securities issue, the shares shall be transferred to the emission account of the issuer opened in the register of the issuer's shareholders which will be held by:
Full company name: ***Closed Joint-Stock Company IRKOL***
Brief company name: ***CJSC IRKOL***
Location: ***Bldg. 1, 3/4 Boyarsky Lane, Moscow, 107078***
Address for reception of postings: ***Bldg.*** 1, ***3/4 Boyarsky Lane, Moscow, 107078***
Tel.: ***(095) 208-15-15, 207-15-15*** Fax: ***(095) 208-34-34***
E-mail address: ***corp@ircol.ru***
Transfer order which lays down the grounds for making an receipt entry upon the personal account of the purchaser, shall be passed by the issuer to the Closed Joint-Stock Company IRKOL. Transfer order shall be given for the number of shares, applications for purchase of which is subject to satisfaction in accordance with the procedure stipulated by the Resolution on the additional securities issue and Securities Prospectus after payment for the shares in full in the number stipulated in the transfer order.

2.8. Range of potential purchasers of the distributed emission securities

The shares shall be distributed upon public offering, the range of potential purchasers is not limited.

2.9. Procedure of disclosure of information on the distribution and results of distribution of the emission securities

The share issuer shall perform the disclosure of information at each stage of shares emission within the procedure stipulated by the Federal Act "On securities market", the Federal Act "On Joint-Stock Companies", as well as the Regulation on the Disclosure of Information by the Issuers of Emission Securities approved by the Russian Federal Commission for Securities

Market dd. July 2, 2003 No. 03-32/nc (hereinafter referred to as the "Regulation"), other normative legal acts of the federal body for the securities market in accordance with the procedure and within the terms stipulated by the Resolution on securities issue and the Securities Prospectus. In case if at the moment of coming of the event upon which the issuer shall disclose the information in accordance with the effective federal laws, as well as the normative legal acts of the federal executive body for the securities market, other procedure and terms are set for the disclosure of information on such an event, compared to those terms and procedure as set out in the Resolution on securities issue and Securities Prospectus, the information on such event shall be disclosed in accordance with the procedure and within the terms stipulated by the federal acts as well as normative legal acts of the federal executive body for securities market effective at the moment of coming of such events.

1) Information on passing a resolution by the Board of Directors on the increase of the capital stock by means of distribution of additional shares shall be published by the issuer within the following terms since the date of composing minutes of the meeting of the Board of Directors, where the resolution on the distribution of shares was passed:

- ***in the news bulletins of the informational agencies Interfax and AKM – not later than in 1 day;***
- ***on the issuer's web-site at: www.rbcinfosystems.ru – not later than in 3 (three) days (but after publishing of the information in the news bulletins);***
- ***in the Kommersant newspaper – not later than in 5 (five) days (but after publishing of the information in the news bulletins).***

The issuer shall also publish the information in the Appendix to the Bulletin of the Russian Federal Commission on Securities Market.

2) Information on the approval of the Resolution on additional securities issue by the Board of Directors of the issuer shall by published by the issuer within the following terms since the date of composing minutes of the meeting of the Board of Directors, where the resolution on the approval of the additional securities issue was passed:

- ***in the news bulletins of the informational agencies Interfax and AKM – not later than in 1 day;***
- ***on the issuer's web-site at: www.rbcinfosystems.ru – not later than in 3 (three) days (but after publishing of the information in the news bulletins);***
- ***in the Kommersant newspaper – not later than in 5 (five) days (but after publishing of the information in the news bulletins).***

The issuer shall also publish the information in the Appendix to the Bulletin of the Russian Federal Commission on Securities Market.

3) Information on state registration of additional securities issue and the procedure of access to information contained in the Prospectus Securities shall be published by the issuer within the following terms since the date of state registration of the additional securities issue:

- ***in the news bulletins of the informational agencies Interfax and AKM – not later than in 3 days;***
- ***on the issuer's web-site at: www.rbcinfosystems.ru – not later than in 3 (three) days (but after publishing of the information in the news bulletins);***
- ***in the Kommersant newspaper – not later than in 5 (five) days (but after publishing of the information in the news bulletins).***

The issuer shall also publish the information in the Appendix to the Bulletin of the Russian Federal Commission on Securities Market.

Within the term not exceeding 3 (three) days since the date of state registration of additional shares issue the issuer shall publish the text of the registered securities prospectus at his web-site at: www.rbcinfosystems.ru.

The text of the registered securities prospectus shall be available in the Internet at: www.rbcinfosystems.ru since the date of its publication in the Internet up to the expiry of 6

months sine the date publishing the registered report on results of the additional shares issue in the Internet.

Starting with the 3 (third) day since the date of state registration of the shares issue all the interested persons shall have the opportunity to review the Resolution on the additional securities issue and the Securities Prospectus at the following address:

Open Joint-Stock Company RBC Information Systems
Location: 75/9 Leninsky Ave., Moscow, 119261
Postal address: 75/9 Leninsky Ave., Moscow, 119261
Tel.: **363-11-11** *Fax:* **363-11-25**
Web-site: www.rbcinfosystems.ru

Starting form the date of publication of the information on state registration of the additional securities issue any interested persons shall have the right to receive a copy of the Resolution on additional securities issue and the Securities Prospectus certified by the issuer or notarized at the abovementioned address for payment not exceeding the expenses for copying the document.

4) At the stage of share distribution the issuer shall disclose the information in the form of:

- ***information related to introducing changes into the date of starting the distribution of securities;***
- ***information related to price (procedure of price determination) distribution securities;***
- ***information on suspension of securities distribution;***
- ***information on resumption of securities distribution;***
- ***information on termination of securities distribution;***

(a) In case the issuer passes a resolution on changing the starting date for the distribution of shares stipulated by this resolution on additional securities issue, the issuer shall publish his information on introducing changes into the starting date of securities distribution in the news bulletins of the informational agencies Interfax and AKM and at the issuer's web-page at www.rbcinfosystems.ru not later than 1 (one) day prior to the coming if such date.

(b) The issuer shall publish the information on the price of shares distribution upon the preemptive right and the price of shares distribution to persons without the preemptive right for share purchase in the news of the informational agencies Interfax and AKM and at the issuer's web-page at www.rbcinfosystems.ru within the term not later than the starting date of share distribution.

(c) In case if the issuer passes a resolution on introducing alterations and/or addenda into the Resolution on the additional securities issue and/or Securities Prospectus and/or in case of reception by the issuer of a written request (prescription, ruling) of the state body authorized in accordance with the legislation of the Russian Federation for passing resolutions on suspension of securities distribution (hereinafter referred to as the "authorized state body"), the issuer shall suspend the securities distribution and publish the information on suspension securities distribution within the following terms since the date of composing the minutes of the meeting (session) of the issuer's authorized body where a Resolution on introducing alterations and/or addenda to the Resolution on additional securities issue and/or Securities Prospectus or since the date of reception of a written request of the state body on suspension of securities distribution (prescription, ruling) by the issuer:

- ***in the news bulletins of the informational agencies Interfax and AKM – not later than in 1 (one) day;***
- ***on the issuer's web-site at www.rbcinfosystems.ru – not later than in 3 (three) days (but after publishing of the information in the news bulletins);***
- ***in the Kommersant newspaper – not later than in 5 (five) days (but after publishing of the information in the news bulletins).***

The issuer shall also publish the information in the Appendix to the Bulletin of the Russian Federal Commission on Securities Market.

(d) Information on resumption of securities distribution shall be published by the issuer within the following terms since the date of registration of alterations and/or addenda to the Resolution on additional securities issue and/or Securities Prospectus or since the date of passing a resolution on refusal to register such alterations and/or addenda or since the date of reception by the issuer of a written notification (prescription, ruling) of the authorized state body on permission for the resumption of the securities distribution (termination of validity of the reasons for suspension of the securities distribution):

- *in the news bulletins of the informational agencies Interfax and AKM – not later than in 3 (one) day;*
- *on the issuer's web-site at www.rbcinfosystems.ru – not later than in 3 (three) days (but after publishing of the information in the news bulletins);*
- *in the Kommersant newspaper – not later than in 5 (five) days (but after publishing of the information in the news bulletins).*

The issuer shall also publish the information in the Appendix to the Bulletin of the Russian Federal Commission on Securities Market.

(e) Information on termination of securities distribution shall be published within the following terms since the last day of the term for distribution set out by the resolution on the issue (additional issue) of securities, and in case if all the securities of the issue (additional issue) are placed prior to the expiry of such term, then since the date of distribution of the last security of such issue (additional issue):

- *in the news bulletins of the informational agencies Interfax and AKM – not later than in 1 (one) day;*
- *on the issuer's web-site at www.rbcinfosystems.ru – not later than in 3 (three) days (but after publishing of the information in the news bulletins);*
- *in the Kommersant newspaper – not later than in 5 (five) days (but after publishing of the information in the news bulletins).*

The issuer shall also publish the information in the Appendix to the Bulletin of the Russian Federal Commission on Securities Market.

5) Information upon the results of performance of the preemptive right of share purchase by the shareholders shall be published by the issuer in the news bulletins of the informational agencies Interfax and AKM not later than in 5 days after the date of composition of the minutes of the meeting of the Board of Directors of the issuer where a resolution was passed on results of performance of the preemptive right of share purchase and on the issuer's web-page at www.rbcinfosystems.ru after publishing the information in the news bulletins;

6) Information on state registration of the report on the results of the additional share issue shall be published by the issuer within the following terms since the date of state registration of the report on the results of the additional share issue:

- *in the news bulletins of the informational agencies Interfax and AKM – prior to the publication of the information at the issuer's web-page;*
- *on the issuer's web-site at www.rbcinfosystems.ru – not later than in 3 (three) days;*
- *in the Kommersant newspaper – not later than in 5 (five) days (but after publishing of the information in the news bulletins).*

The issuer shall also publish the information in the Appendix to the Bulletin of the Russian Federal Commission on Securities Market.

Within the term not exceeding 3 (three) days since the date of state registration of the report upon results of the additional share issue the issuer shall publish the text of the registered report upon results of the additional share issue on its web-page.

The text of the registered report upon results of the additional share issue shall be available in the Internet since the date of its publication in the Internet prior to the expiry of 6 (six) months

since the date of publication of the registered report upon results of the additional share issue in the Internet.

7) Starting from the 3 (third) day since the date of state registration of the report upon the results oa the additional share issue all the interested persons shall have a possibility to review the report upon results of the additional share at the following address:

Open Joint-Stock Company RBC Information Systems
Location: 75/9 Leninsky Ave., Moscow, 119261
Postal address: 75/9 Leninsky Ave., Moscow, 119261
Tel.: 363-11-11 *Fax:* 363-11-25
Web-page: www.rbcinfosystems.ru

Starting form the date of publication of the information on state registration of the report upon the results of the additional share issue any interested person shall have the right to receive at the abovementioned address a copy of the report upon the results of the additional share issue certified by the issuer or notarized for payment not exceeding the expenses for copying of the said document.

8) The issuer shall perform the disclosure of information in the form of a message of a substantial fact in cases stipulated by the Regulation.

A message of a substantial fact shall be published by the issuer within the following terms since the moment of substantial fact unless otherwise stipulated by the Regulation:

- *in the news bulletins of the informational agencies Interfax and AKM – not later than in 1 (one) day;*
- *on the issuer's web-site at www.rbcinfosystems.ru – not later than in 3 (three) days(but after publishing of the information in the news bulletins).*
- *in the organ available for the majority of the issuer's shareholders – not later than in 5 (five) days (but after publishing of the information in the news bulletins), provided that in case of publication in two or more newspapers the term shall be counted from the date of the earlier publication.*

The issuer shall also publish the information in the Appendix to the Bulletin of the Russian Federal Commission on Securities Market.

The issuer shall send the message on a substantial fact to the registering body not later than 5 (five) days since the date of the substantial fact.

The text of the message a substantial fact shall be available at the web-page within not less than 6 (six) months since the date of its publication.

9) The issuer shall perform the disclosure of information n the form of quarterly report within the procedure stipulated by the Regulation.

Quarterly report shall be composed upon the results of each quarter. The quarterly report shall be presented to the registering body not later 45 days since the date of termination of the reporting quarter.

Within the term not exceeding 45 (forty-five) days since the day of termination of the appropriate quarter the issuer shall publish the text of the quarterly report at its web-page at www.rbcinfosystems.ru.

The text of the quarterly report shall be available at the issuer's web-page within not less than 6 (six) months since the date of its publication or prior to such publication on the web-page of the quarterly report of the issuer for the previous quarter.

10) The issuer shall also disclose the information which may have a substantial influence upon the securities issuer, including:

(a) information on the resolutions passed by the Board of Directors (supervisory board) of the issuer related to:

summoning of the annual or extracommon general shareholders meetings of the issuer including the approval of agenda of the general shareholders meeting of the issuer;

formation of the sole and/or collegial executive bodies oa the issuer;

pre-term termination of powers of the sole and/or collegial executive bodies of the issuer;

suspension of powers of the sole executive body of the issuer, including the management organization or the manager;

recommendations as to the extent of dividend payable upon the issuer's shares and the procedure for their payment;

putting the issue of reorganization of the issuer and the procedure of such reorganization to the general shareholders meeting;

approval of a large transaction of the issuer;

approval of a transaction which is of interest to the issuer if the price of such transaction is equal to 5 and more per cent of the book value of the issuer's assets determined upon the data of his accounting report as of the last reporting date prior to the approval of such transaction;

approval of the registrar which performs the holding of the register of holders of registered securities of the issuer and the terms and conditions of the contract therewith;

dissolution of the contract with the registrar which performs the holding of register of holders of the registered securities of the issuer;

purchase of the distributed shares, bonds and other securities by the issuer;

establishment of branch offices and/or opening representative offices of issuer.

(b) on alteration of the stake of participants being members of the Board of Directors (supervisory board) of the issuer, members of the collegial executive body of the issuer, as well as persons occupying the office (performing functions) of the sole executive body of the issuer, including management organization or manager, in the capital stock of the issuer, as well as in the capital stock of branch offices and dependent companies of the issuer, and/or on alteration of the stake of common shares of the issuer and his branch and dependent companies belonging to such persons.

(c) on changes in the shareholder group having not less than 5 percent of common share of the issuer.

(d) on the issuer's performance of a transaction of interest the approval of which by the authorized body of the issuer is stipulated by the legislation of the Russian Federation if the price for such transaction is 5 and more percent of the book value of the issuer's assets determined upon the data of his accounting reports as of the last reporting date prior to any approval of such transaction by the authorized body of the issuer.

(e) on initiation of a bankruptcy proceeding or the institution of one of the bankruptcy procedures against the issuer and/or his branch offices and dependent companies by the arbitration court.

(f) on the conclusion of a contract with the stock exchange by the issuer which will lay down the grounds for listing of the securities issuer (contract with the organizer of trade on the inclusion of the issuer's securities into the list of securities having access to trading session by the organizer of trade on the market securities).

(g) on the inclusion of the issuer's securities into the list of securities having access to trading session by the organizer of trade on the market securities and the exclusion of the issuer's securities from the aforementioned list.

(h) on the reception by the issuer of a permission of the Federal Commission for negotiation and/or distribution of securities outside the territory of the Russian Federation.

(i) on discovered substantial mistakes in the previously published and/or otherwise disclosed financial (accounting) reports of the issuer.

(j) on passing of a resolution on application of the International Accounting Standards

(IAS) or the United States Generally Accepted Accounting Principles (US GAAP) by the issuer for the purposes of preparation of the financial (accounting) reports of the issuer, as well as on scheduled terms for disclosure of such reports.

(k) on liquidation of a branch office and/or dependent company of the issuer.

(l) on reception by the issuer (suspension of validity or revocation from the issuer) of a permission (license) for the use of limited negotiation objects, natural resources, a license granting the right to perform bank operations, insurance activity, activity of the professional participant of the securities market as well as other license, the reception, suspension of validity or revocation of which may have a substantial influence on the issuer's activity.

(m) on filing a suit against the issuer, his branch offices and/or dependent companies, the satisfaction of which may have a substantial influence on the financial situation or the economic activity of the issuer, his branch offices and dependent companies.

(n) on changes of the web-page used by the issuer for the disclosure of information.

(o) on the purchase by the issuer of a stake (share fund) in the capital stock of the other commercial organization equal to not less than 5 percent or the stake of the common shares of another joint-stock company equal to not less than 5 percent as well as on changes in such stake in the extent divisible by 5 percent.

The following information shall be published with in the following terms since the moment of coming of the appropriate event:

- ***in the news bulletins of the informational agencies Interfax and AKM – not later than in 1 (one) day;***
- ***on the issuer's web-site at www.rbcinfosystems.ru – not later than in 3 (three) days (but after publishing of the information in the news bulletins);***

The disclosed information shall be accessible on the web-page within not less than 6 months since the date of its publishing in the Internet.

Besides this the information stipulated in pp. 1-15 shall be sent by the issuer to the registering authority in writing within the term not later than 5 days since the moment of coming of the appropriate event.

11) The issuer shall disclose the information on the contents of his constituent documents and bylaws governing the activity of the issuer's bodies by means of publishing the said documents on the web-page at www.rbcinfosystems.ru. In case of introducing changes into the said documents (adoption of a new version), the charter and bylaws shall be published on the web-page not later than 3 days since the moment of publication of the information on the appropriate resolution of the general shareholders meeting in the Internet.

In cases not stipulated in the present resolution on the additional securities issue when disclosing the information the issuer shall be guided by the procedure stipulated by the Federal Act "On Securities Market", the Regulations and other normative acts of the federal executive body for the securities market.

III. General information on the issuer's financial and economic status

3.1. Indices of the issuer's financial and economic activity

Index	2000	2001	2002	2003
Cost of the issuer's net assets, thousand roubles	41	85	414,067	414,636

Attracted assets / capital and reserves ratio, %	-	159,567.06	35.44	35.39
Current liabilities / capital and reserves ratio, %	-	2.35	0.90	0.61
Debt payments, thousand roubles	-	-	-	0.57
Past-due indebtedness, %	-	-	-	-
Net assets turnover, times	-	0.04	0.01	0.07
Accounts payable turnover, times	-	-	1.65	10.94
Accounts receivable turnover, times	-	0.75	0.38	42.39
Income tax percentage in the income before taxation, %	-	33	29	29

Issuer's net assets, in thousand roubles - in accordance with the procedure established by the Ministry of Finance of the Russian Federation and the Russian Federal Commission on the Securities Market for joint-stock companies. ***The evaluation of the issuer's net assets has been conducted in accordance with the procedure for evaluating net assets of joint-stock companies established by the order of the Ministry of Finance of the Russian Federation and the Russian Federal Commission on the Securities Market No. 10н, No. 03-6/пз dated January 29, 2003.***

Attracted assets / capital and reserves ratio, % - (Long-term liabilities at the end of the reporting period + Current liabilities at the end of the reporting period) / Capital and reserves at the end of the reporting period * 100
Current liabilities / capital and reserves ratio, % - Current liabilities at the end of the reporting period/ Capital and reserves at the end of the reporting period * 100
Debt payments, thousand roubles - (Net income for the reporting period, depreciation charges for the reporting period - Dividends) / (Liabilities payable during the reporting period + Interest payable during the reporting period)
Past-due indebtedness, % - Past-due indebtedness at the end of the reporting period (Long-term liabilities at the end of the reporting period + Current liabilities at the end of the reporting period) * 100
Net assets turnover, times - Revenue from the sale of goods, products, works and services less the value added tax, excises and similar taxes as well as compulsory payments / Net assets value
Accounts payable turnover, times - Prime cost of the sold goods, products, works and services without commercial and managerial costs / Accounts payable at the end of the reporting period

Accounts receivable turnover, times - Revenue from the sale of goods, products, works and services less the value added tax, excises and similar taxes as well as compulsory payments / (accounts receivable at the end of the reporting period - indebtedness of the shareholders (founders) in relation to capital stock contributions at the end of the reporting period)
Income tax stake in the income before taxation, % - Income tax /income before taxation.

The issuer is the head company of the following entities: Closed JSC RBC Engineering, Closed JSC RBC SOFT, Closed JSC RBC-TV, Closed JSC RBC HOLDING, Closed JSC ROSBUSINESSCONSULTING, Closed JSC SK GARANT, RBC-Reklama LLC, RBC Publishing LLC, RBC-Tsentr LLC, RBC Information Systems (Europe) N.V., as well as RBC-TV Production LLC, RBC-Pro LLC, RBC Programmny Product LLC, Art Systems LLC, Dom dlya PC LLC, Merkot LLC, Niken LLC, ROVERST LLC, Telli LLC, and RBC Investments (Cyprus) Ltd., which are part of RosBusinessConsulting holding (hereinafter referred to as "RBC Holding", "RBC Holding Companies", "RBC Group" or "RBC"). The issuer is responsible for the day-to-day and strategic management of RBC Group, the regulation of cash flows and the coordination of the companies' financial activities (obtaining credits and otherwise attracting funds, providing RBC Holding Companies with funds, determining the strategy of RBC Group, etc.)
At the end of 2001, a reorganisation of RBC Group took place, as a result of which Closed JSC RBC Information Systems joined the Group and RBC Holding was created.
As RBC Holding's joint (consolidated) statements are based on the International Accounting Standards (IAS) the issuer's paying capacity and credit risk will be analysed together with the joint statements to obtain results that would demonstrate the actual financial status of the Company as well as the financial status of RBC Holding in general.
The average attracted assets/capital and reserves ratio of the Group as of December 31, 2002 was 13%. This is 2.7 times less that the attracted assets / capital ratio of the issuer (see table).
The current liabilities/capital and reserves ratio as of December 31, 2002 was 20%, while in 2001 it was 25% (for the whole Group). The net income of the company in 2002 was almost 2 times higher than its lending obligations, while in 2001 it was only 1.5 times higher.
One of the main principles of the Group's activity is the equality of accounts payable and accounts receivable. In 2002, accounts receivable were almost equal to accounts payable, which made accounts receivable turnover significantly higher than accounts payable turnover (2.1 - Accounts payable turnover, 4.5 – Accounts receivable turnover), which is undoubtedly a positive fact. This is confirmed by the fact that the debtors of the Group return money faster than the creditors do. As a result, the RBC Group gets a certain time to pay their suppliers and contractors.

The rapid growth of RBC Holding has slowed down the turnover of net assets, which reduced from 1.9 times in 2001 to 0.9 times in 2002. However, the fast growth did not affect the financial status of RBC Group. This can be confirmed by the fact that the attracted assets amount to about 1/10th of capital and reserves, which shows that the Group's own assets are the main financing source of RBC activities.

3.2. Issuer's market capitalization

The issuer's shares are traded at the following locations:
RTS Stock Exchange Non-Commercial Partnership and Closed JSC Moscow Interbank Currency Exchange.
RTS Stock Exchange Non-Commercial Partnership: The issuer's shares have been traded within Classical Market system since May 7, 2002 and included into A2 listing since May 30, 2002.

Accounting month	*Price of 10 top transactions (USD)*	*Accoun-ting period*	*Transac-tions per month*	*Transac-tions per 3 months*	*Number of shares*	*Capitalization (USD)*
December 2002	*0.60950*	*3 months*	*0*	*>=10*	*100,000,000*	*60,950,000*
December 2003	*1.90124*	*3 months*	*3*	*>=10*	*100,000,000*	*190,124,000*
March 2004	*2.18335*	*3 months*	*9*	*>=10*	*100,000,000*	*218,335,000*

Notes:
The above calculations are based on two-way transactions made during the trading session. The data for the accounting period started at the beginning of 2003 were prepared using only addressless transactions in accordance with the Regulation on Procedure of Information Disclosure effective since July 1, 2003.

"Accounting month" is the month the transactions of which were used to calculate the weighted average price.
"Price of 10 top transactions" means the weighted average price calculated based of the data from the accounting month provided that 10 transactions or more were made during such month. If there were less than 10 transactions during the accounting month the data from three last months including the accounting month were used.
"Accounting period" means that the data from 1 or 3 (if there were less than 10 transactions in the accounting month) months were used to calculate the price
"Transactions per month", "Transactions per 3 months" means the number of transactions in the respective period in the form of a hyperlink.
"Number of shares" means the number of shares issued by the Company at the end of the accounting period. The number of shares is provided here for reference only and may be different from the actual number.
"Capitalization" means market capitalization calculated based on the price of 10 top transactions using the data on the number of shares issued available at the RTS Stock Exchange.

Closed JCS Moscow Interbank Currency Exchange:
The issuer's shares have been traded within A2 listing since October 15, 2003.

Date	*Market capitalization, roubles*
December 30, 2003	*5,819,000,000*
March 31, 2004	*6,525,000,000*

3.3. Issuer's liabilities

3.3.1. Accounts payable

Accounts payable	Deadline						
	Total	up to 30 days	from 30 to 60 days	from 60 to 90 days	from 90 to 180 days	from 180 days to 1 year	over 1 year

Current and long-term liabilities in total, thousand roubles							
2000	0	0	0	0	0	0	0
2001	135,632	2	0	0	0	0	135,630
2002	146,766	1,347	0	0	0	2,389	143,030
2003	146,744	1,028	0	560	0	1,487	143,669
Accounts payable in total, thousand roubles							
2000	0	0	0	0	0	0	0
2001	2	2	0	0	0	0	0
2002	3,736	1,347	0	0	0	2,389	0
2003	2,515	1,028	0	0	0	1,487	0
Including:							
Towards suppliers and contractors, thousand roubles							
2000	0	0	0	0	0	0	0
2001	0	0	0	0	0	0	0
2002	27	27	0	0	0	0	0
2003	290	290	0	0	0	0	0
Promissory notes payable, thousand roubles							
2000	0	0	0	0	0	0	0
2001	0	0	0	0	0	0	0
2002	0	0	0	0	0	0	0
2003	0	0	0	0	0	0	0
Towards the issuer's affiliateв persons, thousand roubles							
2000	0	0	0	0	0	0	0
2001	0	0	0	0	0	0	0
2002	1,080	1,080	0	0	0	0	0
2003	0	0	0	0	0	0	0
Remuneration of labour,							

thousand roubles							
2000	0	0	0	0	0	0	0
2001	0	0	0	0	0	0	0
2002	175	175	0	0	0	0	0
2003	188	188	0	0	0	0	0
Indebtedness towards the budget and of-budget funds, thousand roubles							
2000	0	0	0	0	0	0	0
2001	2	2	0	0	0	0	0
2002	65	65	0	0	0	0	0
2003	550	550	0	0	0	0	0
Other accounts payable, thousand roubles							
2000	0	0	0	0	0	0	0
2001	0	0	0	0	0	0	0
2002	2,389	0	0	0	0	2,389	0
2003	1,487	0	0	560	0	1,487	0
Credits, in total, thousand roubles							
2000							
2001	135,630						135,630
2002	143,030						143,030
2003	143,669						143,669
Debt totals, thousand roubles							
2000	0	0	0	0	0	0	0
2001	0	0	0	0	0	0	0
2002	0	0	0	0	0	0	0
2003	0	0	0	0	0	0	0
Including:							
Bonded debt, thousand roubles							
2000	0	0	0	0	0	0	0
2001	0	0	0	0	0	0	0
2002	0	0	0	0	0	0	0
2003	0	0	0	0	0	0	0
Other liabilities, thousand							

roubles							
2000	0	0	0	0	0	0	0
2001	0	0	0	0	0	0	0
2002	0	0	0	0	0	0	0
2003	0	0	0	0	0	0	0

The issuer has had no past-due indebtedness since its foundation.

Creditors with at least 10 percent of the total indebtedness amount as of December 31, 2003:
Full company name: ***RBC Investments (Cyprus) Limited***
Short company name: ***RBC Investments (Cyprus) Ltd***
Address: ***10 Mnasiadou Street, Elma House, 1065 Nicosia, Cyprus***
Accounts payable: ***144,958 thousand roubles***
Indebtedness related to RBC Investment Cyprus appeared in 2001.
Past-due accounts payable: ***none***
Open JSC RBC Information Systems indirectly controls 100% of the total votes of the shares in the capital stock of RBC Investments (Cyprus) Ltd. RBC Information Systems (Europe) N.V. controls the votes directly. RBC Information Systems (Europe) N.V. is the issuer's 100% subsidiary.
Ownership interest of the issuer in the capital stock of the affiliated person: ***0***
Common shares of the affiliated person held by the issuer: ***0***
Ownership interest of the affiliated person in the capital stock of the issuer: ***0***
Common shares on the issuer held by the affiliated person: ***0***

Full company name: ***Commandite Partnership Social Initiative and Company***
Short company name: ***Social Initiative and Company CP***
Address: ***bldg. 3, 17/6 Maroseyka st., Moscow, the Russian Federation***
Accounts payable: ***2,389,372 thousand roubles***
Past-due accounts payable: ***none***
The creditor is not an affiliated person of the issuer

Other liabilities not paid up by the issuer by the end of the completed accounting period before the date the equity prospectus is approved are indicated separately provided that their total value amounts to 5 percent or more of the balance value of the issuer's assets as of the date of the latest completed reporting quarter precedent to the approval of the securities prospectus.
There are no such liabilities

3.3.2. Issuer's credit story

The performance of the issuer's liabilities under previous credit and/or loan agreements or agreements that were valid at the end of the latest completed reporting period and before the date the equity prospectus was approved if the main debt amount under such agreements makes up 10 percent or more of the issuer's net assets as of the date of the latest completed reporting quarter precedent to the conclusion of the respective agreement.
The information is given for the last 5 completed financial years or for each completed financial year if the issuer has been performing his activities for less than 5 years as well as for the last completed reporting period until the date the equity prospectus was approved.

Obligation	Creditor	Main debt	Payment date	Interest	Payment date

	(lender)	amount	planned	actual	rate	planned	actual
Loan	RBC Investments (Cyprus) Limited	144,958 thousand roubles	December 2004	-	5.25%	Every 6 months since December 2001	Every 6 months since December 2001

3.3.3. Issuer's obligations resulting from guarantee provided to third party

None

3.3.4. Other issuer's obligations

None

3.4. Aims of the emission and the use of the funds obtained from the offering of issued shares

Aims of the issue are the following: development of IT business and media business, including through acquisition of the existing companies.
- IT business development - approximately 70%
- Media business development - approximately 30%

3.5. Risk associated with the acquisition of shares issued

The issuer is the head company of RBC Holding. As the issuer is responsible for day-to-day and strategic management of the Group, the regulation of cash flow and the coordination of the financial activity of the Holding Companies, the risk provided here relates to RBC Holding in general.
The commercial activity of RBC Holding depends on various internal and external factors and may be negatively affected by these factors.

The results of the Holding's activities, both quarterly and annual, may significantly change in future due to many factors, which are, as a rule, beyond its or its management's control. These factors include:

- ***development of the political situation in Russia;***
- ***changes of macroeconomic conditions for the Holding's activities;***
- ***changes of the business conditions in the field of advertising, information technologies, Internet and television;***
- ***season trends in the use of services by subscribers;***
- ***changes of advertising demand and season trends in advertising expenses;***
- ***Holding's ability to protect its systems from communication failures, power supply failures and failures associated with software;***
- ***competition growth on IT, advertising and web-services markets.***

Other factors materially influencing the production results of RBC Holding partially controlled by the Holding:

- ***speed of new customers and subscribers attraction;***
- ***timeliness and effectiveness of marketing programs conducted by RBC Holding to attract subscribers and promote its services;***
- ***modernization of RBC Holding's computer systems and of the corresponding infrastructure; and***
- ***timeliness and effectiveness of RBC Holding's investments into the development of new software products.***

Following a pessimistic scenario there is a risk that RBC Holding will not be able to sufficiently reduce its expenses in order to compensate for a sudden income decrease, which may affect the Holding's activities and its financial status in a very negative way. In this respect there is a possibility that the results of the Holding's activities may be lower in future than the results expected by the investors and forecasted by the analysts. The said factors may also negatively affect the price of the issuer's shares and cause its reduction.

3.5.1. Industry risks

In this section, the effects of possible decrease in the issuer's industry on the issuer's activities and the performance of its equity obligations are described. The most significant possible changes in the industry, in the issuer's opinion, are mentioned here (on the domestic market and on the external market separately), as well as the prospective actions to be taken in such cases.
The main industry risks related to RBC Holding's activities include:

Advertising industry

Industry risks related to advertising activity

If the advertisers think that the Internet in general or the websites (Internet nodes) of RBC Holding in particular are a limited and ineffective means of advertising they may refrain from allocating their advertising in the net or on the Holding's websites. Unlike the traditional means of advertising, there are no common standards to evaluate the effectiveness of Internet advertising. If no common standards are introduced the advertisers may stop allocating their advertising in the Internet or reduce the amounts of such advertising. If such standards are introduced but RBC Holding is not able to provide the advertisers with effective advertising possibilities in accordance with such standards the advertisers may stop allocating their advertising on RBC Holding's websites.

As RBC-TV channel specializes in financial and business information its aim is to attract educated and well-off city dwellers of Russia capable to make shopping decisions. The Company positions itself towards its customers and advertisers as an information provider, who is capable to provide an audience of the corresponding quality and who builds its strategy on this principle. Inability to attract the planned target audience may negatively affect the Company's income.

The advertising activity of RBC Holding is substantially dependant on season factors, as contracts with advertisers are usually short-term.

The demand volume of advertising services significantly varies from month to month, that's why the Holding's income is unevenly distributed through the year. Besides, the RBC Holding Companies usually sign short-term contracts with their customers, so there is no guarantee

that the customers will continue to allocate the same volume of advertising on the Holding's websites in future. This irregularity of cash return may cause insufficient liquidity to the Holding, which may negatively affect its activity and its financial status. If RBC Holding loses a significant part of the customers it has short-term contracts with and is not able to attract other customers under the same terms and conditions this may negatively affect the Holding's financial status.

IT, telecommunications and Internet

RBC Holding is dependant on the continuous growth of Internet use and effective operation.

The Russian information market based on the Internet is new and developing very fast. If the development of Internet use slows down or stops this may also negatively affect the Holding's activities. There are several reasons for the growth of Internet use to slow down, including:

non-suitable network infrastructure;
safety reasons;
insufficient servicing quality;
absence of a rentable rapid access to the Internet;
decrease in the citizens' income growth;
absence of the necessary regulations in relation to the commercial use of Internet.

RBC Holding's audience is dependant on the suppliers (providers) of Internet services, online maintenance and other website operators that provide the access to the Holding's websites. A great number of such operators experienced material failures, delays and other difficulties related to system errors not connected with the Holding's systems. Such cases could and can cause the situation when the guests of the Holding's websites will think that both Internet in general and the Holding's websites in particular are unreliable, which may make them use other sources of business information. RBC Holding's business is also dependant on timely supply of information from third parties and on timely receipt of this information. Failures and operation interruptions of RBC Holding's websites may be caused by delays in the supply or receipt of the information, which may negatively affect the Holding's activities and financial status.

The company's success in this field significantly depends on the attraction of customers who are willing to subscribe to its products, which include: development of websites, software and the provision of information via Internet channels. This means that if the Holding loses a significant number of its customers it may negatively affect its activities.

Besides, the companies' activities in the field of information technologies are directly dependant on the work of programmers and engineers. There is strong competition in relation to such staff on the labour market, so if RBC Holding fails to keep a significant part of its staff or to attract additional specialists if needed, this may negatively affect RBC Holding's activities.

The RBC Holding companies may also face interruptions of normal servicing caused by illegal website attacks by third parties, system cracking and other similar events.

If RBC Holding fails to keep up with the rapidly changing technologies and customers' requirements it will not manage to expand the range of its services or introduce new IT products and services.

The market where the Holding is active is characterized by rapid changes in the field of technology, industrial standards, frequent introduction of new services, innovations, increase in quality and growing consumer demand. These characteristics are redoubled by the continuous and fast development of Internet and electronic means of information exchange. Thus, the future success of RBC Holding depends on its ability to adapt itself to the developing technologies and industrial standards as well as on its ability to improve the operation characteristics, the technical possibilities and the reliability of its products and services in accordance with the growing consumer demand and with the range of products and services offered by competitors. If RBC Holding fails to timely adapt its activity to these changes this may negatively affect the Holding's activity and financial status. If for technological or other reasons RBC Holding is not able to timely improve its products and services, introduce new products and services or increase the quality of the existing services, or if such services have defects or are of no demand on the market, this may also negatively affect the Holding's activity and financial status.

As the Holding's activity is connected with information and Internet technologies, the rates and the sales volume of the issuer's shares may excessively fluctuate, which may increase the possibility that the Holding will be involved into judicial disputes on securities.
Stock exchanges face marginal fluctuations of security rates and sales volumes. During the year 2003, the market price of shares issued by many companies engaged in Internet technologies and software industry experienced sudden changes several times, which in the most cases was not related to day-to-day activities of the companies. The wide amplitude of such fluctuations may negatively affect the market price of the issuer's shares. There are some recent examples from other countries of claims raised against some companies, which faced a significant change in their shares' price. If claims are raised against the Holding based on the fact that the prospectus registered in relation to the issue of the issuer's shares contained incorrect, incomplete or misleading information this share issue may be found invalid and the issuer will have to return all money received from the offering of additional shares. This may cause a re-distribution of the Holding's resources which may negatively affect the Holding's activity and financial status.
Television and radio broadcasting and mass media

Risks associated with television and radio broadcasting

In 2003, RBC TV business information channel started the broadcasting. Unlike the Internet news market, the TV market is divided among major competitors whose shareholders and participants are powerful organisations and governmental authorities. These competitors may have political support and access to financial sources beyond the reach of RBC Holding. This leads to the assumption that the potential difficulties for television broadcasting business may be much greater than the difficulties RBC Holding may face while performing its activities on the other markets.

There is a risk in Russia that state bodies will interfere into the activities of independent mass media.

There's been much discussion in the press recently over some cases when the state bodies started legal proceedings against TV channels in order to terminate their activity at the shareholders' request. Certain social groups interpreted that as an attempt of the state to strengthen the control over the independent mass media. If this interpretation is true, then there is a risk that other independent information sources, some of which are RBC Holding

Companies, may face similar problems, which may cause liquidation, loss of control by the shareholders or revocation of licenses necessary for the Holding's commercial activity: this may negatively affect RBC Holding's activity and the issuer's share price.

A separate description is given for the risks associated with possible changes of prices for raw materials and services used by the issuer while performing its activity (on the domestic and on the internal market separately) and the consequences of such risks for the issuer's activity and for the performance of its obligations on securities.
While providing information through its own web-portal and the other RBC websites the Company uses the services of telecommunication companies. At present, the telecommunications market is competitive and the issuer does not expect any significant price changes for these services. The RBC Group Companies use the telecommunication services of several organisations. The Company sings no exclusive agreements with suppliers of telecommunication services. As there are a lot of players on the telecommunications market the Company believes that it may change the supplier if the latter significantly raises its prices.

Separates description is given for the risks associated with possible changes of prices for products and/or services of the issuer (on the domestic and on the internal market separately) and the consequences of such risks for the issuer's activity and for the performance of its obligations on securities.
If the prime cost of the Holding Companies' products increases (e.g. because of an increase in tax rates, introduction of a new currency legislation, new licensing requirements for RBC Holding's activities, or an increase in expenses in relation to a TV projects), and the Holding Companies are not able to adequately increase the prices for their products in order to cover such costs (e.g. because of competition growth or a decrease in the prices for such services), this may negatively affect the results of the Holding's economic activity.

3.5.2. Country and regional risks

The main RBC Group Companies perform their activity in Moscow, the Russian Federation.

Global economy changes may negatively affect the Russian economy. As a result of such changes, RBC Holding may have limited access to capital, or the purchasing capacity of the Holding's customers may decrease, which will affect the Holding's commercial activity.

Russian economy is very sensitive to economic and political crises in other countries. As it already happened in the past, financial problems or an extension of visible risks related to investments in countries with emerging economies may cause the reduction of foreign investments to Russia and negatively affect the Russian economy. Besides, since significant volumes of oil are produced and exported in Russia the Russian economy is particularly sensitive towards oil prices on the global market and a decrease in oil prices may weaken the Russian economy or even lead to an economic crisis. Such events may negatively affect the purchasing capacity of the Holding's customers, lead to a decrease in the economic activity on the Russian financial markets, and thus negatively affect the Holding's activity.

The recent international terrorist attacks had a material effect on international financial and goods markets. Any major terrorist attacks may have a significant negative influence on international financial and goods markets and on the global economy.

Financial market crises in other countries may negatively affect the issuer's share prices.

The financial crises that Russia faced in 1997 and in 1998 as well as some crises in other countries negatively affected the market prices of the shares of the companies in countries with emerging economies. The economic recession in these countries may cause a decrease in the issuer's prices even if the Russian economy remains relatively stable.

Besides that, many indices on financial markets both of emerging and developed countries have significantly decreased as compared to the beginning of 2002 and remain relatively low at the date of this prospectus. The influence of such factors on the issuer's activity is hard to predict but potentially it may negatively affect the price of its shares in future.

The political instability may negatively affect RBC Holding's activity.

Since 1991, Russia has been reorganised from one-party system with centralised and planned economy to pluralistic democracy with market economy. Due to the large scale of these reforms as well as to the failure of some of them the political system in Russia is subject to various forms of civil discontent, unrest and disorders among certain social and ethnic groups. A material political instability may have a significant negative effect on the cost of investments in Russia, including the price of the issuer's shares.

Any disputes between federal and regional bodies as well as any other disputes may worsen the economic situation, which may negatively affect the Holding's activity and financial status.

In some cases, the power distribution between federal and regional bodies as well as between different federal bodies remains unclear. In this respect, the Russian political system is subject to certain internal discrepancies and conflicts between federal and regional bodies on various issues, such as taxation, land titles, authorities to administrate certain industry branches and regional self-governance. Conflicts between different bodies may have a significant negative effect on the issuer's share price.

Besides, the existent division into various ethnic, religious and other groups arouses tension in the society from time to time and sometimes causes conflicts, including with the use of military forces. Thus, from 1994 to 1996, and since 1999 the Russian military forces have been involved into military actions in Chechnya. This blocked the normal economic activity in Chechnya and negatively affected the economic and political situation in the adjacent regions as well as in Russia in general. The continuous terrorist activity and its recent aggravation, particularly the capture of Nord-Ost musical in 2002 and the explosions in Kislovodsk and in Moscow in December 2003 may cause the introduction of force measures aimed at the elimination of violence, e.g. to the introduction of state of emergency in some regions of the Russian Federation. Such measures may negatively affect the business in Russia in general and RBC Holding's activity in particular.

The economic instability in Russia may lead to the decrease in demand for the Holding's products and services.

A significant part of services provided by RBC Holding Companies is related to the provision of information services to financial market players. Any of the following issues the Russian Federation has faced in the recent years may be painful to financial markets and thus affect the demand for the services and the consumers' capacity to use such services and pay for them:

- *significant reductions of gross domestic product;*

- ***hyperinflation;***
- ***instability of national currency;***
- ***large national debts as compared with the gross domestic product;***
- ***weak banking system limiting the liquidity of Russian companies;***
- ***large number of unprofitable companies that continue their activities due to ineffective bankruptcy procedures;***
- ***wide use of barter transactions and non-liquid promissory notes in commercial transactions;***
- ***total tax evasion;***
- ***black and grey economy growth;***
- ***continuous capital outflow;***
- ***high level of corruption and penetration of organized crime into economy;***
- ***significant unemployment or underemployment growth;***
- ***impoverishment of a significant part of population.***

There is no guarantee that the recent positive trends of the Russian economy, such as the growth of the gross domestic product, the relatively stable rouble and the inflation rate decrease will continue and not change to the opposite. Moreover, the fluctuations of international oil and gas prices, the strengthening of rouble as converted into US dollar and the consequences of monetary policy softening as well as many other factor may negatively affect the Russian economy.

The defects of the Russian legal system and the Russian legislation may in some cases create a non-favourable environment for investment and commercial activity and thus negatively affect the Holding's activity and financial status as well as the issuer's share price.

Russia is a fast growing economy with a fast changing legal system. Among the risks associated with Russian legal system, the following are worth mentioning:

- ***Legal regulations sometimes do not comply with and contradict to each other. Besides, a number of important acts and amendments to the current legislation are expected to be introduced soon;***
- ***Insufficient judicial and administrative documents to guarantee a definite interpretation of the Russian legislation, the lack in comments on court resolutions and law regulations;***
- ***Lack in experience of certain judges and courts in relation to the construction of certain sections of the legislation;***
- ***High level of independence and discretion of state bodies and their interference into the affairs of individuals and organisations; and***
- ***Imperfection of bankruptcy procedure, cases of abuse in the course of bankruptcy procedures.***

Besides, some important Russian acts have been introduced only recently. As the most Russian laws are entirely new for Russia and there is no consensus as to purposes, extent, contents and subject of economic and political reforms, as the Russian legal system is developing very fast without taking into account the civil and commercial turnover, the possibility of law enforcement and the very constitutionality of the acts are put in doubt and there is much vagueness, discrepancy and abnormality. Moreover, the Russian legislation often contains regulations, the procedure of which is to be explained by the subordinate legislation. If there are no such subordinate regulations at the time the act comes into force significant gaps emerge in the legal regulation. All of the mentioned defects of Russian legal system may

negatively affect the Holding's ability to perform under certain agreements or to protect itself from other persons' claims.

Arbitrary actions of state bodies or any actions contradictory to the legislation or the international law may negatively affect the Holding's activity and the issuer's share price.

Russian state bodies may act at their own discretion to a large extent, and the actions of some state authorities are sometimes close to arbitrariness without being controlled by superior bodies or the society; such actions may be performed without holding a meeting or without prior notice, and sometimes even in illegal ways. Moreover, the state bodies may under certain circumstances interfere in the performance of the agreements, terminate and cancel them by introducing new regulations. The actions of the state bodies that may negatively affect the activities of Russian companies include revocation of licences, unexpected tax inspections (including those using force), criminal prosecution and civil claims, as well as interference into the private affairs of individuals and organisations. According to Russian and international press, the federal and local state bodies sometimes used the imperfection of the Russian legislation in relation to the issue of shares and the registration as the basis for legal actions and other claims aimed at declaring such issue or registration illegal and the corresponding transactions void for political reasons. Any actions of state bodies directed against the Holdings may negatively affect the Holding's commercial activity and the issuer's share value.

Criminality and corruption may negatively affect RBC Holding's activity and financial status.

Political and economic changes that Russia has experiences since the beginning of the 90s resulted in the decreased controllability of the society, the growth of lawlessness and criminality, the appearance of organised criminal groups, especially in the major cities. The Russian business often faces a high level of corruption among officers. Besides, according to some publications, a significant number of Russian mass media regularly publish articles ordered for money. The Holding's activity may be negatively affected by illegal actions, corruption or illegal activity claims against the Holding, which may negatively affect the Holding's activity and the issuer's share price.

The production infrastructure in Russia is in a bad state, which may affect the commercial activity of RBC Holding.

A significant part of the Russian production infrastructure was created in soviet times and has not had adequate financing or servicing for the last fourteen years. This is particularly true for transport, power supply and communication. The government actively develops plans for the reorganisation of railway, power supply and telephone communication systems. Any reorganisation of this kind may cause the increase in charges and tariffs; in this case, the volume of capital investment necessary for repairs, maintenance and improvement of these systems may appear insufficient. The wear of the production infrastructure in Russia harms the national economy, affects the access to communication means, leads to the increase in the expenses for business activity in Russia and to failures in the course of its performing the business activity, which may negatively affect the commercial activity of RBC Holding and the issuer's share price.

Accidents at ecologically dangerous enterprises of the Russian Federation as well as environment pollution may negatively affect the Holding's activity.

As to all the four components of environment (air, water resources, ground, flora and fauna), the situation in major industrial cities of Russia is unfavourable for living. According to some estimations, up to 15 % of the territory of Russia are ecological disaster zones. The said factors negatively affect people's health. Moreover, there are nuclear and other dangerous objects on the territory of Russia. The control over these objects, however, is not effective enough. The occurrence of emergency conditions at such objects as well as the unfavourable ecological situation in major industrial cities of Russia may negatively affect the Holding's activity.

The presumed actions of the issuer in case the changes in the country negatively affect its activity are to be described.
The issuer shall take all reasonable measure to minimize the negative consequences for its business caused by the said risk factors.

3.5.3. Financial risks

The susceptibility of the issuer to risks related to changes in the percentage rates, foreign currency exchange rates related to the issuer's activity or to hedging performed by the issuer for the purposes of reducing unfavourable consequences of the aforementioned risks.
The last years the abrupt fluctuations of the rouble towards the US dollar were observed which depend on a number of political and economic factors including the ability of the state to finance the budget deficits not using monetary emission, the ability to control the inflation and to maintain sufficient currency reserves for maintenance of the rouble.
Previous experience shows that the US dollar or euro rate dynamics may differ from the inflation dynamics, and in such case the group loses not only due to devaluation of the rouble assets for the reason of changes in the US dollar or euro rate towards the rouble, but also by reason of inflation. Devaluation of the rouble also leads to the reduction of cost of the roube monetary risks, including rouble deposits and accounts receivable.
Dominating part of the proceeds and expenses of the group companies of the issuer are not linked to foreign currency. The only exclusion is the purchased equipment and financing of the group.
The decline of the rouble to US dollar or euro rate may have a negative effect on the issuer and the companies of the RBC Holding by increasing the rouble equivalent of indebtedness of the issuer and the companies of the RBC Holding under the received credits and loans, and accordingly their expenses upon the percentage. At present the group is not planning to substantially increase the level of capital investments.
The issuer's policy in attracting borrowed funds is linked to long-term projects of the Company, there is no substantial dependence on the change of the interest rates. So, for example, the issuer attracted the funds just before the primary distribution in 2002 and before the launching of television in 2003.

The presumable actions of the issuer in case of negative influence of the changes in the currency rate and interest rates of the issuer's activity are described.
The RBC Holding companies are planning to enlarge their presence in foreign countries which will enable to increase the inflow of the currency proceeds
On the other hand, strengthening of the rouble leads to relative decrease of the price for imported production as well as the strengthening of the rouble in real expression (even in case of decline of the rate in nominal expression). Strengthening of the real rouble rate, decline of the inflation shall positively affect the financial position and business profitability.

The ways the inflation can have a negative impact on the payments upon securities are indicated; the critical inflation indices in the issuer's opinion are shown as well as the presumed actions of the issuer for decreasing the said risk.
The inflation in Russia continues to fall from more than 80% in 1998 down to 15.1% in and about 12.0% in 2003. The financial report before 2003 was composed in current prices, and the report for 2003 does not take into account the inflation impact. The Russian government has several times declared its efforts to keep the inflation controlled and to gradually lower down its tempo, and the issuer does not see any reasons for changes in this course in the middle-term perspective. At the same time some of the expenses of the issuer and the RBC Holding companies, for example the salaries to employees are sensible towards the upraise of the general price level in Russia. In such a situation due to strong competition the RBC Holding companies will probably not be able to increase the prices for their products sufficiently so as to preserve the profit rate. Accordingly, the high inflation tempo may increase the expenses of the issuer and the RBC Holding companies and to lower the profit rate, decreasing the cost of the issuer's shares. As the issuer does not plan to pay dividends upon shares in the nearest years, the inflation will not be able to have a negative effect on payments upon securities. The issuer considers the inflation increase up to the level of the beginning of 1990s (more than 100% per year) as a critical value. The RBC Holding companies are aimed at reducing the said risk by means of signing the long-term contracts with advertisers. So, for example the advertising contracts are sold for the next year right now.

It is stated which of the indices of the financial reports of the issuer are more susceptible to changes as a result of influence of the said financial risks. Also the risks, their probability and the character of changes in the reports are described.
The most susceptible to influence of the abovementioned risks are the proceeds, prime cost and net profit indices of the issuer.

Risks	*Influence level*	*Probability of the risk*
Financial risks		
Inflation	*Average*	*Low*
Currency risks	*Low*	*Low*

3.5.4. Legal risks

Risks related to changes in the currency regulations:
Probabale changes in the currency legislation may lead to the increase of expenses of the Holding companies or hinder the payment of the Holding companies' debts. Within the last several years there was a substantial fluctuation of the rouble towards the US dollar. The Central Bank of the Russian Federation posed different limitations on trade operations with currency trying to maintain the rouble rate. The ability of the Government and the Central Bank of the Russian Federation to maintain the stable rouble rate will depend upon many political and economic factors. These factors include the ability to finance the budget deficit without addressing the emission of banknotes, controlling the inflation level and keeping sufficient reserves of the foreign currency for the maintenance of the rouble rate.
Risks related to changes of the tax legislation:
Changes of the Russian tax system may have a negative effect on the Holding companies activity. The number of payable taxes include: income and profit taxes, value-added tax, unified social tax and other levies. The tax legislation changes rapidly. The laws related to these taxes are relatively new, which explains why the order of their fulfillment on practice is

not always clear and unambiguous. There is no large court practice upon these issues. Often there are different opinions towards the construction of new tax legislation and different practice of separate tax inspections brings uncertainty. Tax returns and other documents related to economic activity, including the issues of customs and currency regulations, are examined and verified by a number of bodies which in accordance with the law have the right to impose severe penalties, forfeits and interest payments. These conditions complicate tax planning and the making of commercial decisions by the Holding companies and createy the risk that the umo Holding companies may be imposed considerable fines and forfeits or that it can be subject to compulsory measures notwithstanding all the efforts to maximally observe such requirements. Until present time the levy collecting system was relatively ineffective, which led to permanent introduction of new taxes trying to increase the state profit. These factors increase the risk of arbitrary or encumbering taxes. Also if various ways that were by the Holding companies for minimizing of the tax burden will be disputed by the Russian tax bodies, the Holding companies may face serious losses related to detection of amounts of non-paid taxes and interest and fines accrued thereupon, which may have a negative impact on the activity and financial condition of the Holding companies.

Tax laws and rules related to the presenting of products and services via Internet are only undergoing elaboration. If the Russian Federation imposes special taxes on the products and services presented via Internet the prime cost of the Holding companies' products may increase and the Holding companies will not be able to increase the price for their products for covering such expenses. Any new laws and rules or the new construction of the existing laws and rules related to Internet may have a negative impact on the commercial activity of the Holding companies. As the access to the services of the Holding companies is available via Internet in any point of the globe, the legislation of different countries may prescribe that the activity of the Holding companies is performed on their territory and thus it shall be subject to legal regulations of such states. In such cases the state bodies of foreign countries may try to perform the regulation of activity of the Holding companies, and require payment of taxes or to prohibit the distribution of any information, which may have a negative impact on the activity of the Holding companies.

Risks associated with the changes in the customs clearance procedure and customs duties:

As the Holding Companies do not carry out international activities there are no risks associated with changes of customs clearance procedure or customs duties.

Risks associated with the changes in licensing requirements of the main business activity of the issuer or the licensing of the rules to use objects of limited turnover (including natural resources):

Any mass media in Russia (for example, any newspaper, radio or television channel, news agency in the Internet) must comply with registration requirements. The main requirement is to register at the Federal Agency of Press and Mass Communication or its regional subdivision. The Holding Companies have registered seven types of mass media. The renewal of registration is required only if the company changes its activity or the composition of the participating entities, which would result in the necessity to alter the registration documents. The registration may be cancelled by the court under certain circumstances, among which is the indication of incorrect information during the registration, the non-compliance with the license within a year as well as the absence of a special Articles of Association of the ass media approved by the operator within three months of the beginning of the publishing business. The registration process and the ownership of mass media are closely connected with the politics and are influenced by various political parties and therefore are unpredictable.

Moreover, the following activities in the filed of information services and software development are subject to licensing at present:

- ***Development and production of cryptographic and other means of information and telecommunication system protection;***

- ***the issue of servicing certificates related to the use of electronic signature and its certification;*** and
- ***the exploitation of electric networks.***

In accordance with the Federal Act "On communication" of the Russian Federation, certain types of activities by individuals and legal entities related to the rendering of communication services (including those related to data transfer and electronic mass media) are also subject to licensing. The Holding Companies do not have any licences at present and believe that their activities are not subject to licensing.

in accordance with the Federal Act "On Information, Informatisation and Data Protection", information systems and data banks designated to render information services to individuals and legal entities must be certified in accordance with the procedure set forth by state bodies in accordance with the Act "On Certification of Products and Services" of the Russian Federation. Since no such procedure has been established by the corresponding state bodies yet the respective Companies of the Holding have not undergone such certification yet.

Risks associated with the change in legal practice related to issues connected with the issuer's activity (including the licensing issue), which may negatively affect the results of its activity as well as the result of current legal proceedings in which the issuer participates.

The independency of the legal system in Russia and its immunity against economic, political and nationalist influence have not been fully proven yet. The legal system faces the lack in employees and funds. The judges and the court in general no not have en extensive experience in trade and corporate law. Court precedents usually do not have mandatory legal force for subsequent resolutions. There are many acts in the Russian legislation and many court resolutions that are too difficult for the public to understand and are not explained well enough. Court resolutions may be very difficult to implement in Russia. All these factors make it difficult to forecast court resolutions in Russia and the obtaining of legal compensation remains a vague question. Besides, court claims are often used for political purposes. The Holding Companies may be subject to such claims well, and it's quite possible that they do not get a fair legal proceeding in this case. Besides, the court resolutions are not always executed or are not controlled by superior authorities to the necessary extent. This vagueness also extends to the ownership rights and may negatively affect its activity and financial status.

3.5.5. Risks associated with the issuer's activity

Risks associated with current legal processes with the issuer's participation:

At present, the Company does not participate in any legal proceedings, which, in case of a negative resolution, could significantly affect its activity or financial status. However, there is a risk that the Holding Companies may be subject to legal claims in relation to the contents of the materials they publish or distribute. Protection against such risks may require significant expenses in terms of time and money which may cause a re-distribution of the management's attention and time.

The risk of impossibility to renew the issuer's license for a certain type of activity of limited turnover (including natural resources):

Any mass media company in Russia must comply with registration requirements. The main requirement is to register at the Federal Agency of Press and Mass Communication or its regional subdivision. All mass media companies within the Holding have complied with this requirement.

State bodies in Russian may interfere in the performance of agreement, cancel or terminate them by introducing a new normative act. Besides, there is a risk that the state bodies may interfere in the activities of independent mass media.

Risks related to the issuer's obligations in respect of third party debts, including subsidiaries.
Over the whole period of its activity, the issuer has not participated in the relations with third party, including subsidiaries, as lender, warrantor and (or) guarantor. In accordance with the current legislation of the Russian Federation and the Articles of Association of OJSC RBC Information Systems, the issuer is not responsible for the obligations of its subsidiaries, unless the insolvency of the subsidiary is caused by a member. None of the issuer's subsidiaries is currently under liquidation or bankruptcy.
The issuer has no risks related to the obligations of third party debts, including its subsidiaries.

IV. Issuer's details

4.1. The issuer's history of creation and development

4.1.1. Information about the issuer's company name (name)

Full company name: ***Open Joint-Stock Company RBC Information Systems***
Short company name: ***OJSC RBC Information Systems***
Name in English: ***RBC Information Systems***
Information on changes in the name and legal form of the issuer.
Full company name: ***Open Joint-Stock Company NETRUS HOLDING***
Short company name: ***OJSC NETRUS HOLDING***
Introduced: ***August 18, 2000***

The current name was introduced on ***September 24, 2001 due to the change of the Company's name***

4.1.2. Information on the state registration of the issuer

Date of the state registration of the issuer: ***August 18, 2000***
Number of certificate of the state registration (or another document confirming the state registration of the issuer): ***002.010.991***
State registration authority: ***Moscow registration Chamber***

The main state registration number of the legal entity, the date of registration and the name of the registration authority in accordance with the details specified in the certificate confirming the introduction of a respective entry into the Uniform State Register of Legal Entities in respect of the legal entity registered before July 1, 2002.

The main state registration number of the legal entity: ***1027700381851***
Registration date: ***October 31, 2002***
The name of the registration body in accordance with the details specified in the certificate confirming the introduction of a respective entry into the Uniform State Register of Legal Entities in respect of the legal entity registered before July 1, 2002: ***Inter-district Inspectorate of the Ministry of Taxes and Duties of the Russian Federation No. 39 for the city of Moscow***

4.1.3. Information on the creation and development of the issuer

Duration of the issuer since the date of its state registration: ***3 years and 8 months***
Issuer's duration term: ***Perpetual.***

The issuer is the parent company of RBC Holding, which is comprised of about 20 different companies. OJSC RBC Information Systems is the only shareholder of the main RBC Holding companies, such as Closed Joint-Stock Company RBC SOFT, Closed Joint-Stock Company RBC-TV, Closed Joint-Stock Company RBC HOLDING, Closed Joint-Stock Company ROSBUSINESSCONSULTING, RBC-Reklama LLC and RC-Centre LLC, and directly or indirectly owns controlling interest in the charter capitals of the other Companies within RBC Holding. The issuer exercises business control and coordination of all RBC Holding Companies. RBC Holding has its head office in Moscow, it has entered into representation agreements with companies in St Petersburg and New York.
RBC Holding's first company Closed JSC ROSBUSINESSCONSULTING was founded in 1993. Late in 2001 the RossBusinessConsulting Group underwent re-organization, as a result of which OJSC RBC Information Systems became the parent company of RBC Holding.
At present, the RBC Group is one of the largest holdings in Russia, which specialises in information and software systems development as well as the distribution of financial, economic and political information, advertising and Internet-marketing.
At present, RBC Holding employs about 1,300 people, including financial and business analysts, software programmers, designers, correspondents, journalists, and engineers. The total number of RBC Holding's clients is estimated at over 25,000, among which are banks and investment companies, media and IT companies, state structures and information agencies both of the Russian federation and overseas.
Types of business activity of RBC Group
Media business
IT business
Socio-political news
Programming
Finance news and business information
Business TV
System integration and IT consulting
Advertising and promotion
Ready-made IT solutions
Analytics
Mass services

RosBusinessConsulting was the first of the Russian information agencies to create its own internet-server (www.rbc.ru), which today is among the top three resources of Russia's Internet. It also launched the first and so far the only business information TV channel - RBC TV.

4.1.4. Contact information

Location: ***75/9 Leninsky Avenue, 119261 Moscow***
Tel.: (095) ***363-11-11*** Fax: (095) ***363-11-25***
The web-site (sites) providing information on the issuer and its securities issued and/or to be issued: www.rbcinfosystems.ru
E-mail: **ir@rbc.ru**
The Company has Investor Relations Department headed by the leading IR expert Natalia Borisovna Makeeva.

4.1.5. Taxpayer ID

7736206959

4.1.6. Issuer's branches and representative offices

No branches or representative offices

4.2. The main business activity of the issuer

4.2.1. Issuer's industries

Codes of the main issuer's industries in accordance with the All-Russian Classifier of Industries:
72.20, 72.10, 72.30, 72.40, 72.50, 72.60, 51.43.22, 52.45.4, 74.14, 74.13.1, 74.40, 67.12.1, 22.15, 22.22, 22.23, 51.19, 51.47, 51.70, 52.48.39, 52.63.

4.2.2. The main business of the issuer

OJSC RBC Information Systems does not directly carry out transactions on the sale of services and products to its customers. These functions are exercised by the issuer's affiliates and are reflected in their financial statements.

The Holding's share in the profit obtained from the main businesses in 2000—2003.

	2000	2001	2002	2003
Profit from media	68%	58%	53%	67%
Profit from IT	32%	42%	47%	33%

The reason for the increase in the IT profit by 10% in 2001 against 2000 is first and foremost the rise in popularity of corporate and Internet solutions developed by the Company. Relying on its programming and e-commerce experience the Company offers a wide range of services in the field of web-nodes development, programming and consulting. Under hosting agreements RBC also offers constant hosting of the web-nodes after their launch.

Secondly, in 2001 the company's management focused on IT-services development, since Russia's IT market is characterised by rapid growth and has an enormous potential. Thus, fresh programmers have been employed and the management has been consolidated, an aggressive RBC IT services marketing campaign was launched with the use of combination sales, which together with general measures resulted in a considerable increase in IT profits and had an impact on the profit structure.

RBC Holding specialises in the sphere of media services and information technologies (IT) development. Among its media businesses is Advertising and Information agency RosBusinessConsulting, RBC TV business television and information web-portals (www.rbc.ru; www.cnews.ru; www.autonews.ru; www.rbcdaily.ru; www.utro.ru, etc.). As part of its media services the issuer carries out advertising activity, both using its own resources and other advertising sites. RBC's IT subdivision, represented by Closed JSC RBK Soft, performs general programming (implementation of its own projects and promotion of IT solutions of the world leading producers), off-shore programming (software development for overseas clients), and provision of services in the field of system integration.

The RBC Group started its business in 1993, when Closed JSC RosBusinessConsulting, an international agency providing financial news of the Russian market, was founded. Shortly after building a highly qualified team of journalists, analysts and editors RBC became one of the leading providers of business information for the Russian business community. In 1995 the agency launched its website www.rbc.ru and started using the Internet as the main channel to distribute financial and economic information.

Today, RBC provides a full range of information services. The clients of the company receive updated information on all segments of the financial market including broadcastings from Russia's leading stock exchanges. Furthermore, for 24 hours a day the agency broadcasts in live-mode political, economic and financial news, analytical materials, comments and forecasts, topic articles, and has a wide correspondent network in Russia and the CIS countries. The basis of the RBC news strategy is the recognition of the original source as the authoritative source of information. This fact ensures an absolute objectivity and reliability of the provided information. RBC has established long-term partnership with the leading Russian and foreign economic institutions.

The Company has a unique business audience which basically consists of highly educated people with an over-average income who have an opportunity to make decisions about major purchases. By the end of 2003 the monthly RBC business sites audience made up 2.3 m users and the audience of all web-sites of the company – 4 m. The access to this solvent audience attracts a lot of advertisers, among which are investment and insurance companies, banks, real estate agencies, construction companies, airline companies, automobile dealers, telecommunication companies and companies providing business services. In 2003 RBC's advertising client base increased by over 25% and made up 1,520 clients. The unique effectiveness of advertising on RBC's web-resources allows the company to sell its services at prices, which exceed those of the closest competitors by at least 10 times. According to the Company's estimations, it owns 50% of Russia's web-advertising and 90% in the business segment of online advertising.

RBC actively develops its business in the field of marketing communications considering this direction one of the most promising in media business. The Company organises the prestigious national awards Person of the Year and Company of the Year. In 2003 RBC acquired rights for the Company of the Year trade mark from PR agency Republic.

Using the popularity of RBC brand and its unique 10 years' experience in the field of advertising RBC assists some of its clients to carry out extensive advertising campaigns and attract different media resources.

Despite its success on the information market before and after the 1998 default the management of the Company set itself a goal to diversify the business and to enter new fast-growing and profitable markets. Using the success of the brand and synergies with media-business RBC entered the IT market. Starting with sales of Internet solutions, such as e-commerce and web-design, RBC has broadened the range of the offered products with software development, system integration and IT consulting. The new business soon stopped being a secondary one and three years later, the revenues from IT products saes was practically equal to those obtained from sales of media services. The Company's success in the field of IT services stimulated its growth through the introduction of new businesses.

RBC SOFT solutions have been implemented at state enterprises, major banks, industrial companies and other organizations. Among RBC SOFT's clients are the Ministry of Railways, the Crisis Centre of the Russian Ministry of Atomic Energy, the Russian Ministry of Communication and Informatization, the State Customs Committee, Gazprom, Lukoil, Kazan Commercial Bank, Turan-Alem Bank, BIPEK-Auto, Tetra Pak, PHILIPS, Finnair, Metro Cash & Carry, GUM and the Bolshoi Theatre. The Company employs over 350 people, many of which have academic degrees. The high quality of RBC SOFT services is ensured by the

quality management system of the company certified in accordance with the international standard ISO 9001:2000.

RBC SOFT is a system integrator and provider of solutions from the world leading producers of hi-tech services and products, such as Microsoft, Oracle, Siebel, Thawte, Verisign, Hewlett Packard, Intel, IBM, Dell, Documentum, Altavista and others.

The goal of this co-operation is to gain advanced experience in the IT field and to implement it in Russia.

Within its partnership with Microsoft, RBC has developed a solution for leasing companies, which Microsoft includes in its products focused on the Russian market. RBC has also developed a Russian version of Siebel products and a Russian modification for AltaVista. RBC is one of the 15 partners of Intel e-Business Solution Provider Program (eBSP)in Europe and a participant of the IBM programme for e-business development in Russia (IBM's Partnerworld for Software Program).

In 2003 the company took the 43rd place in the chart of the fastest growing European companies in the hi-tech sector - Deloitte Touche Tohmatsu 2003 European Technology Fast 500. In comparison with the previous chart, where RBC had the 72nd place, the company has moved 29 positions up.

Furthermore, RBC SOFT took the 8th place last year in the first chart of companies working on the Russian IT market, according to the economy weekly Kommersant-Dengi and the iOne Information technologies project.

On September 2, 2003 Russia saw the first and the only TV channel for businessmen - RBC TV. The channel specialises in business information and broadcasts for business audience. Every day, RBC TV covers the situation on the Russian and foreign financial markets. The channel issues economic, finance and political news in Russia and abroad; analytical reviews, forecasts and comments from experts; interviews with the leading politicians and businessmen; business press reviews; special programmes devoted to current problems of the Russian business.

The channel's programmes are focused on the business audience which primarily consists of managers and bank clerks, investment companies, funds, stock exchanges, auditing and consulting companies, business mass media, and other specialists who need current financial information, top and medium managers, state clerks as well as students of business schools, private investors and other population categories interested in business information.

RBC TV co-operates with the major foreign agencies and TV companies, such as CNN, CNBC, Reuters, APTN, NTV (Germany), Deutsche Welle, as well Russia's leading information agencies.

RBC TV is made by a team of professionals who previously worked at federal channels and in business mass media. The company employs over 40 analysts, who previously worked in banks and financial companies. RBC TV is equipped with advanced studios with unique equipment.

The broadcasting is performed via satellite channels (NTV+, Cosmos-TV), cable networks (Komkor-TV, Divo-TV), cable/on-air broadcasting, regional broadcasters and the Internet. RBC TV broadcasts 24 hours a day.

The channel widely uses constantly up-dated graphic and text materials (roll titles, split-screen), which vividly and promptly reflect the dynamics of the day's events without distorting the general structure of the viewing grid. The channel broadcasts in the morning (a series of breakfast programmes), in the afternoon (analytical programmes are in priority) and in the evening (news, day's review)

The RBC TV advertisers are investment and insurance companies, banks, development companies, real estate agencies, construction companies, airline companies, electronic and technical equipment producers, telecommunication companies, companies providing business services as well as listed companies.

RBC Holding carries out its business only on the territory of the Russian Federation.

Seasonal fluctuations affect advertising profit. Increase/decrease of the profit volume depends on the seasonal burst/recession in business activity. Thus, business recession is characteristic of July and August, the traditional season for summer holidays. January and February witness decrease in the advertising profit, because the clients refrain from extensive advertising since they find the New Year holidays time ineffective for conducting advertising campaigns. A considerable increase in advertising profit takes place in the second half of November and in December, a time of the peak purchasing activity before the New Year holidays, and in September and October, when potential buyers return from their holidays.

Business activities in the field of information and IT services are not subject to seasonal fluctuations.

4.2.3. Main types of products (work, services)

During the 2002 financial year the main profit of the issuer was obtained from transactions with other companies of the group, in 2003 the bulk of the issuer's profit resulted from the activities of the companies within the RBC Group.

Index	2000	2001	2002	2003
Production volume, items	-	-	-	-
Average annual price of the product, thousand roubles	-	-	-	-
Profit from product sales (work, services), thousand roubles	*0*	*3*	*4,941*	*27,508*
Stake in the total profit,%	-	*100%*		*100%*
Corresponding consumer price index, %	*120.2*	*118.6*	*115.1*	*112.0*

Sales system is described for the last 5 completed financial years or for each completed financial year if the issuer has carried out its business for less than 5 years, and for the last completed financial period until the date of approval of the securities prospectus on each of the mentioned main types of product (works, services) of the issuer in % of the product (work, services) sales volume.

Product name (work, services)	Product (work, services) sales scheme	2000	2001	2002	2003
All types	***Direct sales, %***	-	***100%***	***100%***	***100%***
	Own trade network, %		***0***	***0***	***0***
	Controlled trade network, %		***0***	***0***	***0***
	Other (specify), %		***0***	***0***	***0***

The structure of expenses of the issuer is described related to the production and sales of each type of the products (works, services), which is responsible for not less than 10 percent of the total profit from the products (works, services) sales for the last completed financial period until

the date of approval of the securities prospectus according to the items provided in percentage of the total prime cost.

Cost item	2000	2001	2002	2003
Raw and other materials, %	***0***	***0***	***0.8%***	***0***
Acquired components, semi-products, %	***0***	***0***	***0***	***66.5%***
Production works and services by external organizations, %	***0***	***0***	***53.5%***	***4.1%***
Fuel, %	***0***	***0***	***0***	***1.6%***
Energy, %	***0***	***0***	***0***	***0***
Remuneration of labour, %	***0***	***0***	***35.6%***	***9.4%***
Credit interest, %	***0***	***0***	***0***	***0***
Rent, %	***0***	***0***	***0***	***0***
Fringe benefit expenses, %	***0***	***0***	***3.5 %***	***2.9%***
Fixed assets depreciation, %	***0***	***0***	***0.2 %***	***3.1%***
Taxes included in product prime cost, %	***0***	***100%***	***0.8%***	***0.2%***
Other expenses, %	***0***	***0***	***5.6 %***	***12.2%***
Intangible assets depreciation, %	***0***	***0***	***0***	***0***
Fee for technical improvement proposals, %	***0***	***0***	***0***	***0***
Obligatory insurance payments, %	***0***	***0***	***0***	***0***
Representation expenses, %	***0***	***0***	***0***	***0***
Other, %	***0***	***0***	***0***	***12.2%***
Total expenses related to the products (works, services) production and sales (prime cost), %	***0***	***100%***	***100%***	***100%***
Revenue from the products (works, services) sales , %	***0***	-	***80%***	***100%***

The calculations are made based on the accounting report prepared in accordance with Russian Accounting Standards.

OJSC RBC Information Systems does not directly carry out transactions on the sale of services and products to its customers. These functions are exercised by the issuer's affiliates and are reflected in their financial statements.

The main types of products (works, services) of the main affiliated companies of the issuer, which is responsible for 10 and more percent of the profit for each company for 2000—2003.

Closed JSC RBC TV

Type of products/services	*2000*	*2001*	*2002*	*2003*
TV advertising	-	-	-	*100%*

Closed Joint-Stock Company RosBusinessConsulting

Type of products/services	*2000*	*2001*	*2002*	*2003*
Information	*99%*	*96%*	*98%*	*90%*

services				
Intermediary subscription and programming services	-	-	*2%*	*10%*

Closed Joint-Stock Company RBC SOFT

Type of products/ services	*2000*	*2001*	*2002*	*2003*
Programming	*99%*	*96%*	*83%*	*86%*
Intermediary programming services	-	-	*17%*	*14%*

RBC Advertising LLC

Type of products/services	*2000*	*2001*	*2002*	*2003*
Intermediary advertising services	-	-	-	*100%*

RBC Centre LLC

Type of products/ services	*2000г.*	*2001г.*	*2002г.*	*2003г.*
Intermediary advertising and programming services	*97%*	*25%*	*28%*	*46%*
Wholesale	-	*48%*	*27%*	*5%*
Domain name rent and programming services	-	*27%*	*45%*	*49%*

1) In 2003 the group focused on research and development of "box" solutions, which are adapted for a certain client when implemented. The year 2003 once again proved the great potential of such approach both in terms of cost saving and satisfaction of the clients' needs.

Among the Holding's products are the Mass Media Monitoring System, the document management system, the content management system, etc. The content management system, for example, was used in all Internet-solution projects of the group. In 2002, there were 11 projects of this kind.

2) Besides IT research and development the company launches new businesses; for example, in 2003 a television project was launched. Closed JSC RBC TV, which belongs to the Group, is responsible for the realisation of this project. Despite the fact that the project was only launched on September 1, 2003, it had a considerable influence on the main advertising business of the company: there was a considerable increase in the advertising profit of the Group.

Advertisers continue to consider RosBusinessConsulting as not only an interesting advertising Internet resource but also an advertising agency. In this case RosBusinessConsulting acts as a universal company, which provides a whole range of services to promote a product or a company, to start with marketing research and to and with a large-scale information company.

3) Furthermore, it is worthy to note that in 2003 the Group became the sole organiser of the Company of the Year award. It should expand PR-opportunities for the RBC Group in future. In 2003 the Company of the Year prize was awarded for the fifth time. The goals of the project remain the same: to stimulate business in Russia, to draw the global community's attention to the best domestic companies, to help these companies attract foreign investors and establish relations with foreign partners.

The victory ceremony took place on October 29, 2003 in Moscow. The award winners were Russian Joint-Stock Company United Energy Systems of Russia, Omutninsky Metallurgic Plant, Mechel Steel Group, Wimm-Bill-Dann, Arkhangelsk Pulp and Paper Plant, Razguliay - UKRROS Group, Bank of Moscow, Russia Insurance Iompany, PIOGLOBAL Asset Management, Ernst & Young, Perekriostok Trade House, Tekhmarket, TransTelecom, Dixis, Sbarro, Ramstore, Novorossiysk Sea Trade Port, Nataly Tours, 1C, First Investment Real Estate Fund, Yarpivo, Prodimex, FosterGroup, ZENIT Bank, Capital City Insurance Company, Mining and Metallurgic Company Norilsky Nickel, MAIR Industrial Group, Brunswick UBS, Ekvant, ROSBANK, Komus, TsSKA, RightON Group, S.P.I. Group, System-Gals, EAST LINE Group.

4.2.4. The issuer's suppliers who are responsible for 10 percent and more of the overall supply of goods and materials, with the indication of their share in the overall supply volume

Full company names of the issuer's suppliers are indicated, who are responsible for not less than 10 percent of the overall supply of goods and materials, and their shares in the overall supply volume for the last 5 completed financial years or for each completed financial year if the issuer has been carrying out its business for less than 5 years as well as for the last completed financial period until the date of approval of the securities prospectus.
The share of import supplies of the issuer is indicated separately. Forecasts of the issuer are given in respect of availability of these resources in the future and of possible alternative resources.
The issuer has no such suppliers.
The issuer has no import supplies.

RBC's partners and suppliers are:
VeriSign, Network Solutions, Thawte: RBC is the only distributor of Thawte in Russia.

- ***Intel: RBC is a participant in Intel e-Business Solution Provider Program (eBSP).***
- ***IBM: RBC is the company's partner in e-business development program in Russia.***
- ***AltaVista: RBC is the only agent of AltaVista in Russia.***
- ***World Bank: RBC is the finalist of the tender of the Global Development Gateway infoDev program of Global Bank, which was founded to be an international data bank available via the Internet.***
- ***Dell, Compaq: RBC acts as solutions supplier.***
- ***Navision/Siebel: RBC is the company's agent in Russia.***
- ***Openshop Holding AG: RBC is the holding's agent in Russia.***

4.2.5. Sales market for the issuer's products (works, services)

No.	Consumers	Share in the total sales volume (%)			
		2000	**2001**	**2002**	**2003**
1	RBC Centre LLC, Moscow	-	-	**38%**	**5%**
2	Closed Joint-Stock Company Publishing House RosBusinessConsulting, Moscow	-	**100%**	**14%**	-
3	Closed Joint-Stock Company RosBusinessConsulting, Moscow	-	-	**48%**	**7%**
4	Closed Joint-Stock Company RBC-TV, Moscow	-	-	-	**82%**

Advertising Market
According to TNS Gallup AdFact and the Association of Communication Agencies of Russia (ACAR or the former RAAA – Russian Association of Advertising Agencies) the growth of the Russian media market slowed down from 51% to 31% in 2003. In 2003, the market volume was 2.63 bln dollars.
Diagram 1. Russian advertising market structure in 2003.


Russian advertising market in 2003
0.5%
0.7%
20.2%
46.0%
28.3%
4.4%
Television
Radio
Press
Outdoor advertising
Internet
Cinema advertising

Source: ACAR

However, the deceleration of the market in general had no impact on the growth rate of the web-advertising market. According to ACAR estimation, the web-advertising market grew by 64% in 2003, which was twice as much as the market growth of other types of advertising. According to the general director of Ad Watch, this trend will hold true in 2004.

According to TNS Gallup AdFact, the high growth rate of the domestic advertising market can remain for a while since advertising expenses in Russia have not yet reached the average global level. As a consequence of this, the overall volume of the advertising market shall be grown up to 9 bln dollars by 2007 with the annual surplus of 21%.

Information Technologies Market

The Russian market continues to be one of the few markets in the world with a dynamic development. Whereas in 2003 the Russian It-market grew by about 20.3% (up to 213 bln roubles)(according to the Ministry of the Russian federation for Communication and Informatization), the growth of the global market was around 0.5%. Such a disproportion makes the Russian market most attractive, which means that new products and solutions from

the world IT leaders will appear on our market and the high growth rate (against the global market) will also remain. According to the IDC forecast, the IT-market volume in Russia will reach $10.31 bln by 2007, which will make about 15% of the annual growth.

According to IDC, the highest growth was characteristic of such segments as service (system integration) (23.4%) and software (47.2%). At the same time, the market retained its "technical orientation" since the share of service and software expenses in the overall expenses for information technologies in 2003 only made 41%.
Diagram 2. Russia's IT-market structure in 2003.



Source: Company's data

The service and software segments will be showing outstripping growth rates against the overall IT-market. Service and software are expected to make up to 50% of IT market by 2007. The highest growth of the market is expected in the software service segment, which the Group focuses on.

According to the information from Forrester Research, the leading technology research company, in 2001—2003 there was an increase in the amount of cash allocated for outsorting by companies all over the world, from 12% of the IT budget up to 28%. According to Forrester's estimations, the growth of off-shore programming is expected to be 30—40% in the near future.

The following factors may have a negative impact on the services provided by the issuer and its affiliates:
- ***political and economic instability in Russia;***
- ***competition growth;***

The Holding Companies pursue an active advertising policy in order to increase the demand for its services and constantly develop new products.

4.2.6. Corporate practice in respect of the working capital and reserves

A brief description of the issuer's policy in respect of its working capital and reserves is given, including the inventory turnover ratio and methods of its calculation.
Since OJSC RBC Information Systems is a holding company, it has no accounts receivables or accounts payable in respect of sales and the inventory balance is minimal.
As a rule, the working capital of the Company is made up of future expenses, which are related to software necessary for the issuer to carry out its main business as well as for financial investments and funds.

- ***Funds.*** ***When managing the funds, not only the needs of Open JSC RBC Information Systems should be taken into account but also those of the Holding Companies. The company's management has established the minimum balance of funds on the company's bank accounts, which shall ensure the coverage of the unexpected needs of the Group.***
- ***Financial investments.*** ***The issuer carries out transactions with short-term financial investments only within the established policy, which includes the determination of the volume of transactions with one bank, the assessment of the bank's reliability and the previous co-operation experience with this bank.***

Taking the above into consideration, there is no point in calculating the inventory turnover ratio.

4.2.7. Raw materials

None

4.2.8. Main competitors

No.	Name	Country of registration	Volume of sold products (works, services) (2003)	Share on the market, %			
				2000	2001	2002	2003
	For comparison - RBC Holding	Russia	$14,200,000 (web-advertising)[1]	51	50	50	50
			$16,620,000 (IT services)[1]	1	3	5	5
1.	It advertising competitors						
	Rambler	Russia	$5,000,000	10	9	13	17
	Яndex	Russia	$4,000,000	9	9	13	14
	Mail.ru	Russia	$3,000,000	6	7	9	10
2.	Business-information competitors						
	Reuther Russia	Russia	No data				
	Interfax	Russia	No data				
3.	Software development competitors						
	1C	Russia	$66,500,000	21	23	22	23
	Parus	Russia	$29,300,000	11	12	9	9
	Microsoft Russia	Russia	$25,000,000	5	7	8	8
	Diasoft	Russia	$18,700,000	5	7	6	6
	Galaktika	Russia	$16,300,000	6	7	6	6
4.	System integration competitors						
	IBS	Russia	$180,000,000	4	6	10	9
	Voskhod Scientific and Research Institute	Russia	$ 87,200,000	3	4	6	6

[1] The revenue for the whole 2003 is indicated in accordance with the managerial reports pursuant to IAS.

The information in the table is based on the issuer's management estimation since the above companies do not submit their financial reports (Microsoft submits consolidated and segmented reports but does not give financial data for Russia)

Media competitors

The Company's media rivals can be divided into the following categories: news agencies, web-portals, advertising web-agencies and traditional advertising agencies in Russia.

<u>News agencies</u>

RBC is one of the leading information agencies in Russia providing financial information according to the quantity of the daily news issues. The main competitors of the Company are ITAR-TASS and Interfax. Other major competitors are Reuther and AKM.

RBC has a number of co-operation agreements with some major news agencies. The Company also has a wide regional network in Russia, which is a big advantage towards Reuther and Interfax. On the business-news market the Company's main competitors are Reuther and Interfax.

<u>Web-portals and advertising web-agencies</u>

Today, Rambler, Yandex and Mail.ru are the main rivals of the issuer among web-portals and on the web-advertising market. These are the three biggest Russian web-portals estimated by the quantity of unique visitors according to the regular statistics rating systems, Rambler Top 100, SpyLog and Mail.ru.

Unlike the issuer's portals, these competitors support classical portals aimed at the mass market. They primarily provide universal services such as free e-mail, hosting, search web-engines, catalogues and ratings, dictionaries and encyclopaedias, shops, entertainment and general information. Since they do not provide any specialised information, their audience is diverse and hard to segment or use as a target consumer audience.

The target audience of the issuer expects to receive online information and extra services, which meet their individual interests and needs in respect of the Russian market and different from the services offered by English-language sites or by sites containing one-sided information of interregional orientation. In this light, the Company positions itself in a more expensive segment of the media-market and has no direct competition from news portals aimed at the mass market.

<u>Traditional Russian advertising agencies</u>

The number of companies providing advertising services is growing fast and today it includes over two thousand advertising agencies. At the same time, only ten of these companies get about half of all funds spent on advertising.

The majority of the participants of the Russian advertising market do not distribute their advertisements on the Internet; that is why RBC does not consider them to be direct competitors.

<u>IT competitors</u>

The overall volume of the Russian IT market is estimated at $5 bln; there was a 20% growth as compared with, 2002. The market is characterised by rather high growth rates, its structure is still forming, and therefore there is no reliable statistics data on it. The major players are reluctant about disclosing data on their profits, whereas small companies' performance data is absolutely unavailable. About half of the orders in the field of information technologies in Russia are placed in small companies or given to private persons who do not provide information on their profits from their activities in the field of information technologies.

According to Cnews, the specific share of the first "twenty" in the overall turnover of the 100 leading IT companies in 2002 made 68.9%. This practically corresponds to the common rule

"80:20", when 20% of the companies gain 80% of the profits on the market, which indicates to high market concentration. The share of the biggest 20 companies is expected to keep growing.
The company's IT competitors nominally fall into two categories: system integrators and application software programmers. Using its competitive advantages and synergy with media-business, the company has become one of the leaders in the corresponding segments of the market and continues to improve its positions, which is proved by the outstripping profit growth in the corresponding activities of RBC in comparison with the market growth.

The Company does not compete with companies dealing in hardware support and telecommunication solutions since this market is not a priority for RBC, because despite the high turnover it is characterised by low profitability. The reason for the Company's participation in hardware supply is usually the clients' wish to use RBC as their only provider of the whole range of IT services.

System integrators
The companies dealing in this segment implement new IT solutions, integrate applications and complex IT projects. Among the major players are TekhnoServ A/C, IBS, Voskhod Scientific and Research Institute. They are not public companies and provide no reliable financial data of their activities. A considerable share of their turnover results from contracts with state structures. These players successfully use well-established contacts with big companies and state organizations in order to get new orders, which very often is as important as the quality of the product itself.

IT development programs both on the federal (Electronic Russia) and regional levels (Electronic Moscow) and increase in IT budgets by major companies due to high oil prices and a benevolent macroeconomic environment contribute to the further growth of the segment. Gradually it becomes more competitive and open, which leads to the weakening of positions of the above companies whereas the transparency and the opennes of RBC as well as its expertise in the field become competitive advantages in tender conditions.

Software programmers
The firms dealing in this segment develop and implement application software. Today, the main rivals of RBC among software programmers are 1C, Parus, Galaktika, Diasoft, Microsof Russia. All these companies are leaders in selling specialised products (1C, Parus, Galaktika sell Russian ERP systems, Diasoft — software for banks), whereas Microsoft does not implement its systems being simply a supplier of licences and giving all rights to implement its solutions to external companies. Unlike them RBC has built a large solutions packet - from ERP up to financial systems. Thus, the solutions developed by RBC are better in terms of meeting the customer's needs. A wide range of the offered products gives the company a greater potential for growth and stability in profit volume, whereas the Company's rivals come under a greater pressure from western leaders in the field, such as SAP and Oracle. As a result, their share decreases while the overall market volume increases, whereas RBC IT-business is characterized by high growth rates.

RBC also exports custom software for foreign clients (off-shore programming.) Despite the fact that the biggest turnover in this segment belongs to India ($6 bln in 2003), the company does not yet consider Indian firms as competitors. As a rule, they provide simple services and allow the customers to save on low hourly wages to their programmers, whereas RBC develops conceptual projects, carrying out orders which require an integrated and non-standard approach. In this field the Company considers consulting subdivisions of the major western

developers as competitors, such as IBM Hewelett-Packard, Oracle, and SAP. RBC offers services similar in content and quality, at the same time the RBC prime cost structure allows a great flexibility in terms of the price policy retaining a high level of profits. Besides, RBC's extensive marketing opportunities in Russia contribute to more effective sales by the company.

TV competitors
Today, Russia has no other Russian-language business channels besides RBC TV which would have anything slightly in common with the popular western analogues. At the same time, the western TV channels CNBC and Bloomberg, which the Russian audience can watch translated, do not provide such comprehensive information about the Russian market as RBC TV, where 80% of the stories cover domestic economic events. Therefore, RBC does not think it has rivals in this segment..

4.2.9. Information on the issuer's license

No licenses

4.2.10. Joint activity of the issuer

In the third quarter of 2003, OJSC RBC Information Systems founded RBC TV Production LLC using Closed JSC RBC TV funds.
Contribution amount: 100 (one hundred) roubles, 1% of the capital stock.
Purpose of investments: gaining profit
Financial result: none

OJSC RBC Information Systems may not indirectly manage more than 50% of the overall number of voices attached to the shares of the capital stock of the following companies:
Purpose of investment: to build the vertical structure of the Holding, to found enterprises for implementation of certain projects.
Financial result from indirect ownership: 0

Closed Joint-Stock Company RBC Engineering
Entities directly controlling the company:
Closed Joint-Stock Company RBC HOLDING
Contribution amount: 9,900 (nine thousand nine hundred) roubles, 99% of the capital stock
RBC Centre LLC
Contribution amount: 100 (one hundred) roubles, 1% of the capital stock

ART Systems LLC
Entities directly controlling the company:
RBC Centre LLC
Contribution amount: 9,900 (nine thousand nine hundred) roubles, 99% of the capital stock
RBC Advertising LLC
Contribution amount: 100 (one hundred) roubles, 1% of the capital stock

Dom dlya PC LLC
Entities directly controlling the company:
Closed Joint-Stock Company RBC HOLDING
Contribution amount: 4,200 (four thousand two hundred) roubles, 50% of the capital stock

Merkot LLC
Entities directly controlling the company:
Closed Joint-Stock Company RBC HOLDING
Contribution amount: 5,040 (five thousnd fourty) roubles, 60% of the capital stock

Niken LLC
Entities directly controlling the company:
Closed Joint-Stock Company RBC HOLDING
Contribution amount: 5,040 (five thousand and forty) roubles, 60% of the capital stock

RBC-Pro LLC
Entities directly controlling the company:
Closed Joint-Stock Company RBC HOLDING
Contribution amount: 196,401 (one hundred ninety-six thousand four hundred and one) roubles, 51% of the capital stock

RBC Programmny Product LLC
Entities directly controlling the company:
Closed Joint-Stock Company RBC HOLDING
Contribution amount: 100 (one hundred) roubles, 1% of the capital stock
Closed Joint-Stock Company RBC SOFT
Contribution amount: 9,900 (nine thousand nine hundred) roubles, 99% of the capital stock

RBC-TV Production LLC
Entities directly controlling the company:
Closed Joint-Stock Company RBC-TV
Contribution amount: 9,900 (nine thousand nine hundred) roubles, 99% of the capital stock
Issuer
Contribution amount: 100 (one hundred) roubles, 1% of the capital stock

ROVERST LLC
Entities directly controlling the company:
RBC Center LLC
Contribution amount: 5,000 (five thousand) roubles, 50% of the capital stock

TELLI LLC
Entities directly controlling the company:
Closed Joint-Stock Company RBC HOLDING
Contribution amount: 5,800 (five thousand) roubles, 50% of the capital stock

RBC Investments (Cyprus) Ltd
Entities directly controlling the company:
RBC Information Systems (Europe) N.V.
Contribution amount: the capital stock of RBC Investments (Cyprus) Ltd company amount to 1000 Cyprus pounds, the cost of the purchase agreement for the 100% share was 2 dollars.

4.3. Issuer's future plans

The issuer plans to expand its presence in the field of its main business, i.e. on media and IT markets. Thus, the main source of the future profits will continue to be media services and IT

development. The basis for the further RBC development is the popularity of RBC brand and the synergy of media and IT activities, which creates advantages in terms of cost sharing, allows developing more products at lower prime costs and offering them to more clients at lower sale prices as compared with the rivals.

The IT strategy is based on further extension of the services and products range as well as a continuous build-up of the customer base under the growing demand for high-quality software. The Company increases the range of the existing software solutions for enterprises dealing in various businesses, on the basis of its own developments and co-operation with the leading western suppliers of software products. The increase in IT profits is also considered as a result of some acquirements scheduled for the year 2004.

In mass media and advertising the Company focuses on the expansion of products and services offer to its traditional audience. As part of its plan to create more channels for media services the Company will continue to develop the television project, RBC TV, which was launched in September 2003.

The company does not plan to reduce its production volume, because all its businesses are lucrative and have a significant potential for growth. Modernisation and reconstruction of the basic facilities will be done to the extent necessary to ensure a good functioning of the main business and realisation of new projects.

4.4. The issuer's participation in industrial, bank and financial froups, holdings, concerns and associations.

The issuer is the parent company of RBC Holding. The issuer owns the controlling stakes in the capital stocks of the major companies of RBC Holding and exercises management and co-ordination of activities of all RBC Holding Companies.

4.5. Affiliated and associated companies of the issuer

Full company name: ***RBC Centre Limited Liability Comapny***
Short company name: ***RBC Centre LLC***
Location: ***Bldg. 1, 36 Sadovaya-Chernogriazskaya st.. 107078 Moscow***
The grounds to recognise the company as the issuer's affiliated or associated company:
The issuer is the only founder of this affiliated company
The issuer's stake in the capital stock of the legal entity: ***100 %***
The company's stake in the capital stock of the issuer: ***none***
The issuer's common shares belonging to the company: ***none***
The company's main business: ***information services (mass media), online products and services promotion, agency business.***
The company's significance for the issuer's business: ***for the purpose of isolation of certain businesses in order to improve their effectiveness, transparency of profit from certain businesses for tis iwn management and external audit, business stability improvement, risk managemen;, RBC Centre LLC is in charge of certain major projects of various state structures as well as for won tenders..***

Full company name: ***Closed Joint-Stock Company SK GARANT***
Short company name: ***Closed JSCompany SK GARANT***
Location: ***management office, 18-20 Sadovaya-Triumphalnaya st., 103006 Moscow***

The grounds to recognise the company as the issuer's affiliated or associated company:
The issuer is the only founder of this affiliated company.
The issuer's stake in the capital stock of the legal entity: ***100 %***
The company's stake in the capital stock of the issuer: ***none***
The issuer's common shares belonging to the company: ***none***
The company's main business: ***the development and sales of information products, the development and servicing of data bases and computer programmes, software marketing services.***
The company's significance for the issuer's business: ***the company has no business.***

Full company name: ***Closed Joint-Stock Company RBC-TV***
Shor company name: ***Closed JSC RBC-TV***
Location: ***75/9 Leninsky Avenue, 119261 Moscow***
The grounds to recognise the company as the issuer's affiliated or associated companies
The issuer is the only founder of this affiliated company
The issuer's stake in the capital stock of the legal entity: ***100 %***
The company's stake in the capital stock of the issuer: ***0.49%***
The issuer's common shares belonging to the company: ***0.49%***
The company's main business: ***production and circulation of video, film and TV-products, television (aerial, cable, satellite) broadcasting, web-broadcasting in Russian and in English.***
The company's significance for the issuer's business: ***for the purpose of isolation of certain businesses in order to improve their effectiveness, transparency of profit from certain businesses for its own management and external audit, business stability improvement, risk management; Closed JSC RBC TV is in charge of the RBC TV project.***

Full company name: ***RBC Information Systems (Europe) N.V.***
Shor company name: ***RBC Information Systems (Europe) N.V.***
Location: ***Schelmseweg 1, 6861WP Oosterbeek, Netherlands,***
The grounds to recognise the company as the issuer's affiliated or associated company:
The issuer is the only founder of this affiliated company
The issuer's stake in the capital stock of the legal entity: ***100 %***
The company's stake in the capital stock of the issuer: ***none***
The issuer's common shares belonging to the company: ***none***
The company's main business: ***development and sales of computer, telecommunications and software products.***
The company's significance for the issuer's business: ***RBC Information Systems (Europe) N.V.*** was ***founded for development and sales of computer, telecommunications and software products in the Netherlands.***

Full company name: ***Closed Joint-Stock Company RBC SOFT***
Short company name: ***Closed JSC RBC SOFT***
Location: ***75/9, Leninsky Avenue, 119261 Moscow***
The grounds to recognise the company as the issuer's affiliated or associated company:
The issuer is the only founder of this affiliated company
The issuer's stake in the capital stock of the legal entity: ***100 %***
The company's stake in the capital stock of the issuer: ***none***
The issuer's common shares belonging to the company: ***none***
The company's main business: ***the development, implementation and sales of software and the development of Internet-solutions for medium and large businesses.***
The company's significance for the issuer's business: ***for the purpose of isolation of certain businesses in order to improve their effectiveness, transparency of profit from certain***

businesses for own management and external audit, business stability improvement, risk management; Closed JSC RBC SOFT specialises in the development, implementation and sales of software and the development of internet-solutions for medium and large businesses.

Full company name: ***Closed Joint-Stock Company RBC HOLDING***
Short company name: ***Closed JSC RBC HOLDING***
Location: ***75/9 Leninsky Avenue, 119261 Moscow.***
The grounds to recognise the company as the issuer's affiliated or associated company:
The issuer is the only founder of this affiliated company
The issuer's stake in the capital stock of the legal entity: ***100 %***
The company's stake in the capital stock of the issuer: ***none***
The issuer's common shares belonging to the company: ***none***
The company's main business: ***the company does not carry out individual business, it is the owner of certain web-projects..***
The company's significance for the issuer's business: ***for the purpose of isolation of certain businesses in order to improve their effectiveness, transparency of profit from certain businesses for own management and external audit, business stability improvement, risk management; Closed JSC RBC HOLDING is in charge of the following projects:***
Telli LLC owns a domain and the chat krovatka.ru, one of the best known chats in Russia.
Merkot LLC owns webforum.ru domain and forum system and lbn.ru. banner network.
Niken LLC owns hotbox.ru. free email system,
RBC-Pro LLC owns tour.rbc.ru tourist portal
Dom dlya PC LLC owns a computer and office equipment e-shop.

Full company name: ***Closed Joint-Stock Company ROSBUSINESSCONSULTING***
Short company name: ***Closed JSC ROSBIUSINESSCONSULTING***
Location: ***Bldg. 1, 78 Profsoyuznaya st., 117393 Moscow***
The ground to recognise the company as the issuer's affiliated or associated company:
The issuer is the only founder of this affiliated company
The issuer's stake in the capital stock of the legal entity: ***100 %***
The company's stake in the capital stock of the issuer: ***none***
The issuer's common shares belonging to the company: ***none***
The company's main business: ***information services (mass media), financial and economic information distribution, publishing, production and sales of advertising products, advertising services.***
The company's significance for the issuer's business: for the purpose of isolation of certain businesses in order to improve their effectiveness, transparency of profit from certain businesses for own management and external audit, business stability improvement, risk management; Closed JSC RosBusinessConsulting is an information and advertisement distributor.

Full company name: ***RBC-Advertising Limited Liability Company***
Short company name: ***RBC-Advertising LLC***
Location: ***27/9 Leninsky Avenue, 119261 Moscow***
The grounds to recognise the company as the issuer's affiliated or associated company:
The issuer is the only founder of this affiliated company
The issuer's stake in the capital stock of the legal entity: ***100 %***
The company's stake in the capital stock of the issuer: ***none***
The issuer's common shares belonging to the company: ***none***
The company's main business: ***production and sales of advertising products, advertising services.***

The company's significance for the issuer's business: ***for the purpose of isolation of certain businesses in order to improve their effectiveness, transparency of profit from certain businesses for own management and external audit, business stability improvement, risk management; RBC-Advertising LLC is an advertising distributor.***

Full company name: ***RBC Publishing Limited liability Company***
Short company name: ***RBC Publishing LLC***
Location: ***29 Choros-Gurkina st., 649000 Gorno-Altaisk, Russia***
The grounds to recognise the company as the issuer's affiliated and associated company:
The issuer is the only founder of this affiliated company
The issuer's stake in the capital stock of the legal entity: ***100 %***
The company's stake in the capital stock of the issuer: ***none***
The issuer's common shares belonging to the company: ***none***
The company's main business: ***publishing, software development and production, advertising services***
The company's significance for the issuer: ***RBC Publishing LLC is part of RBC structure primarily responsible for legal tax reduction due to tax exemption regulations of the Altai Republic, where the company is incorporated.***

4.6. Composition, structure and value of the issuer's fixed assets, information on acquisition plans, replacement and retirement of main assets and all facts of encumbrance of the issuer's fixed assets.

4.6.1. Fixed assets

Information on the initial (replacement) cost of the fixed assets and the amount of accumulated depreciation is disclosed.

No.	Fixed assets group	Full cost before re-evaluation	Depreciation	Residual value (less depreciation) before re-evaluation	Re-evaluation date	Total cost after re-evaluation	Residual value (less depreciation) after re-evaluation
	Vehicles	9,572,193	872,903	8,699,290	-	9,572,193	8,699,290

There was no re-evaluation of fixed assets
Fixed assets acquisition is only required to compensate for depreciation. No fixed assets encumbrance.

4.6.2. The cost of the issuer's real estate

OJSC RBC Information Systems does not own or have long-term leasing rights to real estate.

V. Information on the issuer's financial and economic activities

5.1. Results of the issuer's financial and economic activities

5.1.1. Profit and loss

Index	2000	2001	2002	2003
Proceeds, thousand roubles	-	3.00	4,941.00	27,508.00
Gross profit, thousand roubles	-	3.00	- 1,237.00	500
Net profit (non-allocated profit (uncovered loss)), thousand roubles	-	2.00	221.00	565.00
labour productivity, roubles/person	-	0.07	49.41	267.00
Yield on capital investment, %	-	-	119.41	316.22
Return on assets, %	-	0.0015	0.04	0.10
Return on equity, %	-	2.35	0.05	0.14
Return on products (sales),%	-	100.00	-25.04	0.02
Uncovered loss on the reporting date, roubles	-1.00	-1.00	0	0

Uncovered loss on the reporting date/balance-sheet total ratio	0.01	0.000007	-	-

Labour productivity, roubles/person - proceeds (sales proceeds)/staff on the payroll
Yield on capital investment, % - proceeds (sales proceeds)/fixed assets
Return on assets, % - net profit before deduction of interest, taxes, depreciation, balance value of assets
Return on equity, % - net profit/(capital and reserves - directed financing and receipts + deferred revenues - own shares purchased from shareholders)
Return on products (sales), % - sales profit/net proceeds (sales proceeds)
Uncovered loss on the reporting date, roubles - Uncovered loss of past years + uncovered loss of the reporting year
Uncovered loss on the reporting date/balance-sheet total ratio - Uncovered loss on the reporting date/balance value of the assets (balance sheet total)

As was mentioned above, the issuer is the parent company of RBC Holding. It ensures day-to-day and strategic management of the Group, regulates cash flows and co-ordinates the financial activity of the Group.
As RBC Holding's joint (consolidated) statements are based on the International Accounting Standards (IAS) the issuer's paying capacity and credit risk will be analysed together with the joint statements to obtain results that would demonstrate the actual financial status of the Company as well as the financial status of RBC Holding in general.
Despite the Group's expansion, return on sales and on assets was kept on the same level in 2002 as in 2001. The return on sales in 2001 was 55% and 54% in 2001. Operating profit return did not change either and made 39%

In 2002, return on assets decreased to 30% against 49% in 2001. This was primarily due to the company's growth and a sharp increase in the amount of assets after the IPO held in 2002.

Thus, one can claim that while developing the group is eager to keep its previous returns on the previously achieved level.

5.1.2. Factors responsible for the changes in the amount of sales profit gained by the issuer from selling goods, products, works, services and profit (loss) of the issuer from its main business.

The following factors had an impact on the changes in the amount of profit from the main business, from selling goods, products, works, and services by the OJSC RBC Information Systems in 2001—2003 (2000 saw no profit):

- ***Timeliness and effectiveness of the measures taken by the Holding's management in order to develop business and promote services and RosBusinessConsulting brand in the Russian and foreign markets. Impact level – 40%.***

- ***Timeliness and effectiveness of the Holding's investments in the development of new information and analytical software products. Impact level – 35%.***

- ***Russian media market growth (including web-advertising market); increase in demand for research and information products and services. Impact level – 10%.***

- ***Russian IT market growth. Impact level – 10%.***

- ***General economic growth. Changes in the macroeconomic conditions of the Holding's activity. Impact level – 5%.***

The following factors had the main impact on the changes in the amount of profit (loss) of OJSC RBC Infromation Systems from its main businesses in 2001—2003 (2000 saw no profit):

- ***Changes in the amount of profit gained by OJSC RBC Information Systems from selling goods, products, works, and services (factors responsible for changes in the amount of profit are given above.) Impact level – 50%.***

- ***The increase in salary fund due to the increase in the number of employees and the salary level. Impact level – 30%.***

- ***Changes in depreciation as a result of implementation of the investment programs of OJSC RBC Information Systems. Impact level – 10%.***

- ***Changed of the macroeconomic conditions of the Holding's activity, including the impact of inflation and currency exchange rate changes. Impact level – 10%.***

5.2. Issuer's liquidity

Index	2000	2001	2002	2003
Own working assets, thousand roubles	41.00	20.00	394,763.00	79,026.00
Leverage ratio	-	1,595.67	0.35	0.35
Own assets autonomy ratio	0.5	0.0006	0.74	0.74
Supply of reserves with own working assets	-	-	65.74	6.87
Fixed assets index	-	0.76	0.05	0.81
Current liquidity ratio	-	67,826.00	144.99	89.77
Fast liquidity ratio	-	67,826.00	143.24	85.20

Own working assets, roubles- capital and reserves (less own shares purchased from shareholders) - directed financing and receipts + deferred profit – fixed assets – long-term receivables
Leverage ratio- long-term liability + short-term liability (excluding deferred profit)/capital and reserves (less own shares purchased from shareholders) - directed financing and receipts + deferred profit
Own assets autonomy ratio - Capital and reserves (less own shares purchased from shareholders) - directed financing and receipts + deferred profit/retained assets+ current assets
Supply of reserves with own working assets - Own circulation assets/stocks
Fixed assets index - Retained assets+ long-term receivables/capital and reserves (net of own shares purchased from shareholders) – directed financing and receipts+ deferred profit
Current liquidity ratio - Current assets long-term receivables/long-term liabilities (excluding deferred profit)
Fast liquidity ratio - (Current assets – reserves - VAT for purchased valuables - long-term receivables)/short-term liabilities (excluding deferred profit)

As was mentioned above, the issuer is the parent company of RBC Holding. It ensures day-to-day and strategic management of the Group, regulates cash flows and co-ordinates the financial activity of the Gourp.
As RBC Holding's joint (consolidated) statements are based on the International Accounting Standards (IAS) the issuer's paying capacity and credit risk will be analysed together with the joint statements to obtain results that would demonstrate the actual financial status of the Company as well as the financial status of RBC Holding in general.
In 2003 the issuer invested 320,003 thousand roubles in Closed JSC RBC-TV, which resulted in a considerable decrease of the issuer's own assets and change in the fixed asset index. On the whole, this transaction had no impact on the Group's own assets. The other indicators characterizing the issuer's liquidity remained on the 2002 level except the current and fast liquidity ratio. Their decline in 2003 against 2002 also results from investments in the television project.
Speaking about the consolidated reporting of the holding in accordance with IAS, the financial independence index rose from 77% in 2001 to 33% in 2002. This fact was due to an increase in own equity and assets. Similarly, the autonomy index rose from 54% in 2001 up to 71% in 2002. In 2001 and 2002 about half of equity funds was spent to finance fixed assets (46-48%). The current and fast liquidity ratios in 2002 fell as compared with 2001. The current liquidity ratio decreased in 2002 down to 4.6 from 5.3 in 2001. The fast liquidity ratio decreased from 5.02 in 2001 down to 3.9 in 2002. Despite a relative decrease in the liquidity ratios of the Group, the liquidity characteristics remain high.

5.3. Amount, structure and sufficiency of the issuer's capital and working assets.

5.3.1. Amount and structure of the issuer's capital and working assets

	2000	2001	2002	2003
The amount of the capital stock of the issuer	84	84	100	100
The total value of the issuer's shares purchased by the issuer with a following resale (transfer) in view, with the indication of the interest of such shares from outstanding shares (capital stock) of the	-	-	-	-

issuer				
The amount of the issuer's capital reserves built from the issuer's profit	-	-	-	5
The amount of the issuer's added capital reflecting the increase in assets value, detected after re-evaluation, and the difference between sales price (offering price) and the nominal value of the company's shares due to sales of shares at a price exceeding the nominal value, thousand roubles	-	-	413,744	413,744
Undistributed net profit of the issuer, thousand roubles	-	1	222	787
Issuer's directed financing funds, including funds for purpose activities, funds from other organisations and persons, budgetary funds and others	-	-	-	-
Total amount of the issuer's capital, thousand roubles	84	85	414,066	414,636

The only change in the given indices of the amount and structure of the issuer's capital results from an increase in the capital stock due to the distribution of additional shares in the amount of 16 m roubles.

Year	*Working assets structure*	*Working assets amount (thousand roubles)*	*Interest*	*Sources of finance*
2000	***Participants' (founders') debts according to contributions to capital stock***	***42***	***51%***	***Own assets***
	Bank account	***41***	***49%***	
2001	***Accounts receivable, including buyers and customers***	***4***	-	Own equity, loans
	Settlement account	***18***	***0.01%***	
	Currency account	***135,630***	***99.99%***	
2002	***Raw and other materials and similar values***	***2***	-	Own equity, loans
	Ready-made products and goods for resale	***393***	***0.07%***	
	Deferred expenses	***5,610***	***1%***	
	VAT for purchased valuables	***495***	***0.09%***	
	Bills receivable, including:	***13,004***	***2.35%***	
	Buyers and customers	***1,263***	***0.2%***	

	Debts of affiliated and associated companies	*514*	*1%*	
	Distributed advances	*10,705*	*1.1%*	
	Other accounts receivable	*522*	*0.09%*	
	Loans granted to organistions for less than 12 months	*144,497*	*26%*	
	other short-term financial investments	*42,726*	*7.7%*	
	Cash	*25*	-	
	Settlement account	*334,773*	*60.4%*	
	Currency account	*5*	-	
2003	*Raw and other materials and similar values*	*88*	*0.04%*	*Own assets, loans*
	Deferred expenses	*11,412*	*5.1%*	
	Debts of affiliated and associated companies	*624*	*0.3%*	
	Distributed advances		-	
	Other accounts receivable	*25*	-	
	Loans granted to organistions for less than 12 months	*212,237*	*94%*	
	Cash	*10*	-	
	Settlement account	*953*	*0.4%*	
	Currency account	*421*	*0.16%*	

Since OJSC RBC Information Systems is a holding company, it has no accounts receivables or accounts payable in respect of sales and the inventory balance is minimal.

As a rule, the working capital of the Company is made up of future expenses, which are related to software necessary for the issuer to carry out its main business as well as for financial investments and funds.

- *Funds. When managing the funds, not only the needs of Open JSC RBC Information Systems should be taken into account but also those of the Holding Companies. The company's management has established the minimum balance of funds on the company's bank accounts, which shall ensure the coverage of the unexpected needs of the Group.*

- *Financial investments. The issuer carries out transactions with short-term financial investments only within the established policy, which includes the determination of the volume of transactions with one bank, the assessment of the bank's reliability and the previous co-operation experience with this bank.*

As the issuer will continue to be a holding company only, one can say that the policy of working assets financing will not undergo any considerable changes.

5.3.2. Sufficiency of the issuer's capital and current assets

The issuer is the parent company of RBC Holding and co-ordinates the financial activity of the Group. Therefore the issuer has no need in replenishing its current assets to cover its current operative expenses and short-term liabilities.
The amount of the daily average operative expenses of the issuer for the last complete quarter before the date of approval of the issuer's securities prospectus: 3,100 roubles.

5.3.3. Funds

The issuer's financial situation allows to receive bank credits/There is no need in applying for credits for the current activity. Funds are needed only for strategic development. The issuer's need in funds can be influenced by macroeconomic factors and market conditions. The issuer's need in funds for the short-term and medium-term perspective is around 30 m USD. Resources: attraction of long-term investment credits; capital financing. The funds from additional emission the issuer plans to use for IT-business and media-business development, including by means of acquiring the existing companies.

5.3.4. The issuer's financial investments

A list of the issuer's financial investments is given, which make 10 percent and more of its overall financial investments for the end of the last reporting year until the date of approval of the securities prospectus. The given list is represented separately on emission securities, non-emission securities and other financial investments of the issuer (contributions to the capital stocks of limited liability companies, etc.)
The purchase of the shares of Closed JSC RBC-TV in the amount of 9,000 at the selling price of 35,555.56 roubles for each with the total cost of 320,000,040.00 roubles.
Types of securities: common registered non-documentary shares.
Full and short company name of the issuer (person liable for non-emission securities), location:
Closed Joint-Stock Company RBC-TV
Closed JSC RBC-TV
75/9 Leninsky Avenue, 119261 Moscow
State registration numbers of emission securities issues and dates of the state registration, registering bodies which performed a state registration of the emission securities issues:
1-02-37231-H dd. April 1, 2003, registered with the Regional Department of the Federal Commission on the Securities Market of Russia in the Central Federal District.
The number of securities owned by the issuer: 10,000 (ten thousand)
The total par value of the securities owned by the issuer, for bonds and other debt emission securities as well as for the issuer's options - redemption date: 100,000 (one hundred thousand) roubles
The overall book value of the securities owned by the issuer (the book value of the securities owned by the affiliated and associated companies is represented separately) the principle debt and accumulated (paid) interests for promissory notes, depository contributions, certificates or other non-emission debt securities, the redemption date: 100,000 (one hundred thousand) roubles.
The amount of fixed interest or other profit from bonds and other debt emission securities or the procedure of its determining, the redemption date: is not indicated for this type of securities.
The amount of dividends for preferential shares or the procedure of its determining in case when it is defined in the Articles of Association of the public company, the issuer, the redemption dates not indicated for this type of securities.

The amount of the stated dividend for common shares (if there is no data on the amount of the stated dividend in the current year, the amount of the dividend stated in the previous year is given), the redemption date dividends were not stated.
The issuer did not create a provision for depreciation of securities.
The amount of potential loss of the issuer resulting from bankruptcy of Closed JSC RBC equals to the amount of contribution into the capital stock.
The calculation of the issuer's contribution is carried out in accordance with the current accounting regulations established on the territory of the Russian Federation.

5.3.5. Intangible assets of the issuer

The issuer has no intangible assets

5.4. Information on the policy and expenses of the issuer in the field of scientific and technological development, in respect of licenses and patents, new developments and research.

The issuer had no expenses in the field of scientific and technological development, or in respect of licenses and patents, new developments and research.
Open JSC RBC Information Systems received no patents for inventions, useful models or industrial designs, no state registration of trade marks and service marks, or names of the place of the product's origin.

5.5. The analysis of the trends in the main business sphere of the issuer

The analysis of the trends in the sphere of the main business of the RBC Holding's companies is given.
IT market
According to the IDC estimations, in 2003 Russia remained one of the few dynamically developing markets in the world. In 2002 the overall volume of the IT market in Russia was 4.92 bln dollars (as compared with 2001, the market grew by 20%). In 2003, according to initial estimations, the growth was 22.7%, and the market reached the volume of 6.04 bln dollars. According to IDC forecasts, it will reach 10.31 bln by 2007.
According to IDC, the fastest growth was characteristic of such segments as service (system integration) (23.4%) and software (47.2%). At the same time, the market retained its "technical orientation" since the share of service and software expenses in the overall expenses for information technologies in 2003 only made 37.6%. Service and software segments will be growing at overstripping rate in comparison with the whole market. Service and software are expected to occupy up to 50% of the IT-market. The customer programming in 2003 was about $300m (according to CNews.) The segment growth was 30% against 2002. The forecast for 2007 is about $800m with the annual growth rate of 25—30%. Source: CNews.
During the reporting period the issuer made considerable progress in the IT service sphere basically due to a successful sale of IT projects to large companies and state organizations. The main reason for the growth was a successful promotion of existing IT solutions among the customers from the CIS countries, while the implementation of its own software products ensured a stable profit growth in Russia.
One of the competitive advantages and factors of the increase in IT-contracts number was the RBC brand recognition in the business-community. According to the results of 2003, the IT client base of RBC has considerably grown due to a diversified portfolio of solutions consisting of both universal software and custom IT-products. The offer of its own developments and

solutions of the recognized world suppliers, such as Microsoft, Oracle, Siebel, Thawte, VeriSign, Hewlett Packard, Dell and Documentum allowed to ensure a considerable profit inflow. RBC is a participant of the Intel e-Business Solution Provider Program, and it also takes an active part in the IBM Partnerworld for Software Program. The aim of this partnership is to gain advanced experience in the IT sphere and to implement it in Russia.
A continuous growth of the IT-service market and possible IT acquisitions by the issuer may have a positive effect on the RBC Holding's activity in this field.

Media market
According to the estimations of the Association of the Communication Agencies of Russia (ACAR, former RAAA) the growth of the Russian media advertising market in 2003 was 31% as compared with 2002. The advertising expenses were distributed in the following way:

Market segment	*Volume (million dollars.)*	*Share, %*
Television	*1210*	*46*
Radio	*115*	*4*
Press: *Newspapers** *Magazines*	*745* *445* *300*	*28* *(17)* *(11)*
Outdoor advertising	*530*	*21*
Internet	*18*	*0,6*
Advertising in cinemas	*12*	*0,4*
Total:	*2630*	

****including specialized publications***

According to the British investment and analytical company, Zenith Optimedia, in 2004 the Russian advertising market will continue to be a unique phenomenon not only in the European but also for the world practice none of the developed countries has growth rates of advertisement investments close to 30%. As compared with the previous years, this growth is slowing down but is till high. According to ACAR forecasts, next year it will be 25—35%, and the overall market volume (including BTL-advertising and advertising production) will be close to $5 bln. At the same time, according to Zenith Optimedia, the volume of the world market only grew by 3.4% as compared with 2002.

According to TNS Gallup AdFact, the high growth rates of the Russian advertising market can remain on the same level in the medium-term perspective, since the advertising expenses in Russia have not yet reached the average world level. According to these forecasts, in 2007 the Russian advertising market will reach $9 bln with the average annual growth rate of 15—30%, i.e. will grow by almost 3.5% in comparison with 2003.
When comparing Russia and western countries in terms of income per capita, it amounts to about $18 per capita in Russia, whereas in Europe it is $170, and $507 in the US.
According to the ACAR, the slowdown of growth rates against the unprecedented high rates in the previous three years will be accompanied by the increase of television stake. Already in 2004 television channels will have about 52% of the advertisers' costs, and in 2005 - 54%. The fastest growing segment in 2003 was web-advertising, during the year the web-advertising costs grew by 64%. According to the analysts' forecasts, in 2003 the Russian web-advertising market volume was about $30 m and by 2005 it will be equal to the radio advertising market ($55 m). Today, there is a clear tendency towards an increase in the electronic mass media audience due to a decline of the number of print publications readership. The web-advertising market is expected to make $160 m by 2007 with the average annual growth rates of 70—90%.

During the reporting period the issuer's media business continued to grow steadily and dynamically due to the increased recognition of the RBC brand, the constantly expanding range of products and services, active marketing and the general growth of the media market. A successful broadcasting of the RBC TV channel has considerably increased the long-term growth potential of the company. A unique composition of various media-lines within one company made RBC the leader in the sphere of quality business information and innovative products provision for the target business audience in Russia.

The increase of the RBC advertising services market volume primarily due to a further growth of popularity of the RBC web-resources and the use of RBC TV as a site for additional promotion of the advertising opportunities of the company on the Internet. Thus, during the period in view the monthly audience of all web-sites of the company reached almost 4 m people. The users started visiting more sites within the site and turning to RBC sites during the day more often. This trend allowed the company to increase its volume of advertising space on average by 20% and to increase the index of advertising space usage. Access to the target audience with high income level attracted a lot of new advertisers, which resulted in the increase in the client base by more than 25%.

The activity in the business services segment was primarily characterised by extension of the market specialisation in the sphere of business-information provision to the key groups of clients.

The issuer's management expects the media-line to continue to grow due to the realization of new projects as well as increase in revenues from the products recently launched on the market.

A possible abolishment of the 5% advertising tax in 2005 and the continuous general growth of the media market may have a positive influence on the company's activity.

VI. Details on the participants of the issuer's management, the issuer's bodies controlling its financial and economic activity and the profiles of the issuer's employees.

6.1. Information on the structure and competence of the issuer's management

The management bodies of the issuer are the following:
-General Shareholders Meeting (Meeting)
-Board of Directors
-General Director (sole executive body)

The competence of the General Shareholders (Members) Meeting of the issuer in accordance with his Articles of Association (constitutional documents):

The following issues are within the competence of the Meeting:

1) introduction alterations and amendments to the Articles of Association of the Company or approval of a new version of the Articles of Association of the Company (except cases provided in clauses 2—5 Chapter 12 of the Act "On Joint-Stock Companies");

2) re-organization of the Company;

3) liquidation of the Company, appointment of a Liquidation Committee and approval of interim and final liquidation balance-sheets;

4) determination of the number of members on the Board of Directors, voting procedure and appointment of members of the Board of Directors of the Company as well as early termination of their powers;

5) election of members of the Revision Commission of the Company and early termination of their powers;

6) approval of the Auditor of the Company;

7) determination of the number, nominal value, category (type) of the authorized shares and rights granted by these shares;

8) increase in the capital stock of the Company by means of increase in the nominal value of the shares;

9) increase in the capital stock of the Company by means of private offering of shares;

10) offering of emission securities of the Company convertable into shares by means of private offering;

11) increase of the capital stock of the Company by means of public offering of common shares which make more than 25 percent of the previously offered common shares;

12) public offering of emission securities convertable into common shares, which make more than 25 percent of the previously offered common shares;

13) increase in the capital stock of the Company by means of public offering of common shares in the amount of 25 and less percent of the previously offered common shares if the Board of Directors failed to reach an agreement on the issue.

14) increase in the capital stock of the Company by means of offering additional shares limited by the number and categories (types) of the authorized shares at the expense of the Company's property, when the offering of additional shares is done by means of distribution of same among shareholders, if the Board of Directors failed to reach agreement on the issue.

15) increase in the capital stock of the Company by means of offering additional preference shares limited to the number of publicly offered shares of this category (type), if the Board of Directors failed to reach an agreement on this issue;

16) decrease in the capital stock of the Company by means of decrease of the nominal value of the shares, by means of acquisition by the Company of a part of the shares for the purpose of reduction of their overall quantity as well as by means of redemption of the shares acquired and purchased by the Company (the shares owned by the Company);

17) payment (declaration) of dividends according to the results of the first quarter, six months, nine months of the financial year;

18) approval of the annual reports, annual accounting reports as well as profit and loss reports (profit and loss accounts) of the Company, and profit distribution (including payment (declaration) of the dividends, except the profit distributed as dividends according to the results of the first quarter, six months, nine months of the financial year) and the Company's losses according to the results of the financial year;

19) determination of the procedure for the General Shareholders Meeting ;

20) share split and reverse split;

21) adopting resolutions on approval of transactions in cases provided in Chapter 83 of the Federal Act "On Joint-Stock Companies";

22) adopting resolutions on approval of large transactions in cases provided in point 2 Chapter 79 of the Federal Act "On Joint-Stock Companies";

23) adopting resolutions on approval of large transactions in cases provided in point 3 Chapter 79 of the federal Act "On Joint-Stock Companies";

24) adopting resolutions on participation in holding companies, financial and industrial groups, associations and other business organisations;

25) approval of internal documents regulating the activity of the Company's bodies;

26) adopting resolutions on remuneration and (or) compensation of the expenses to the members of the Revision Commission of the Company connected with performance of their

duties during the period of their performing these duties; determination of the amounts of such remuneration;

27) adoption of resolutions on remuneration or (and) compensation of the expenses to the members of the Board of Directors of the Company connected with the performance of their duties during the period of their performing these duties; determination of the amounts of such remuneration;

28) adoption of a resolution on remuneration of expenses from the Company's funds, connected with preparation and holding of an extraordinary meeting to the persons and bodies who initiated this meeting;

29) determination of the list of additional documents mandatory for the Company; and

30) considering other issues provided by the Federal Act of the Russian federation "On joint-Stockc Companies"

The competence of the Board of Directors (Supervisory Board) of the issuer in accordance with its Articles of Association (constitutional documents)

The Board of Directors has the following issues within its competence:

1 election of the sole executive body of the Company;

2) preliminary termination of the powers of the sole executive body of the Company;

3) determination of the business priorities of the Company, including approval of the annual and quarterly budgets of the Company;

4) convening of the annual or extraordinary General Shareholders Meetings, except cases provided in point 8 Chapter 55 of the Federal Act "On Joint-Stock Companies"

5) approval of the agenda fro the General Shareholders Meeting;

6) determination of the date of the execution of the list of persons entitled to participate in the General Shareholders Meeting as well as other issues relating to the competence of the Board of Directors of the Company in accordance with the provisions of Chapter VII of the Federal Act "On Joint-Stock Companies" and related to the preparation and holding of the General Shareholders Meeting

7) preliminary approval of the annual reports of the Company;

8) increase of the capital stock of the Company by means of offering additional shares limited to the number and category (type) of the shares offered at the expense of the Company's property, when the offering of additional shares is done be means of distribution of same among shareholders ;

9) increase in the capital stock of the Company by means of offering additional common shares limited to the number of the publicly offered shares of this category (type) in the amount of 25 and less percent of the previously offered common shares of the Company;

10) increase of the capital stock of the Company by means of offering additional preferential shares limited to the number of publicly offered shares of this category (type);

11) public offering of emission securities convertable to common shares in the amount of 25 and less percent of the previously offered common shares;

12) public offering of bonds convertable to preference securities, and other emission securities convertable to preference shares ;

13) offering of bonds non-convertable to shares and other emission securities non-convertable to shares;

14) approval of a resolution on the issue of securities, emission securities prospectus, report on the results of the securities issue, making alterations and amendments to them ;

15) determination of the price (money value) of the property, the price of offering and redemption of emission securities in cases provided by the Federal Act "On Joint-Stock Companies";

16) acquisition of shares offered by the Company in accordance with point 2 chapter 72 of the federal Act "On Joint-Stock Companies"

17) acquisition of the offered by the Company bonds and other securities in cases provided by the Federal Act "On Joint-Stock Companies"
18) approval of the report on the results of the shares acquisition in accordance with point 1 Chapter 72 of the Federal Act "On Joint-Stock Companies"
19) advise to the General Shareholders Meeting in respect of the amount of the paid remunerations and compensations to the members of the Revision Commission of the Company;
20) determination of the amount of the Auditor's fee ;
21) advice to the General Shareholders Meeting on the amount of dividends for the shares according to the results of the first quarter, six months, nine months of the financial year and (or) according to the results of the financial year and the procedure of its payment;
22) advice to the General Shareholders Meeting on the procedure of profit and loss distribution of the Company in accordance with the results of the financial year;
23) use of the reserves and other funds of the Company;
24) approval of internal documents of the Company, except the internal documents regulating the activity of the Company's bodies approved by a resolution of the General Meeting as well as internal documents of the Company the approval of which is related by the Articles of Association to the competence of the sole executive body of the Company, making alterations and amendments to these documents;
25) creation and liquidation of affiliates, opening and liquidation of the Company's representative offices, approval of the provisions on the affiliates and representative offices, making alterations and amendments;
26) making amendments to the Articles of Association of the Company related to the creation of affiliates, opening of the Company's representative offices and their liquidation;
27) approval of major transactions in cases provided in Chapter x of the Federal Act "On Joint-Stock Companies"
28) approval of transactions provided in Chapter XI of the Federal Act "On Joint-Stock Companies"
29) approval of the Company's registrar and terms of the agreement with him, and annulment of the agreement with him;
30) approval of the procedures of the internal control of the financial and economic activity of the Company, adopting at any time of a resolution on the verification of the financial and economic activity of the Company;
31) appointment of the person authorised to sign the agreement on behalf of the Company with the sole executive body;
32) determination of the list of the additional documents mandatory for the Company;
33) approval of the agreement with the person exercising the powers of the sole executive body of the Company;
34) adopting of the resolution on the appointment of the acting general director for the period while the general director elected at a general meeting is unable to perform his duties (due to temporary disablement, leave of absence, business trip, etc.)
35) other issues provided in the Federal Act "On Joint-Stock Companies" and the Articles of Association.

Competence of the sole and collegial executive bodies of the issuer in accordance with his charter (constituent documents):
The sole executive body of the company (General Director) performs management of the current activity of the company.
The competence of the executive body of the company includes the issues of management of the current activity of the company except for the issues which fall under the competence of the general shareholders meeting and the Board of Directors of the company.

The sole executive body organizes the fulfilment of resolutions of the general shareholders meeting and the Board of Directors of the company.
The sole executive body acts without Power-of-Attorney on behalf of the company including represents his interests, concludes transactions on behalf of the company within the limits stipulated by the Federal Act "On Joint-Stock Companies" and the charter, approves the staff and issues orders binding for all the company employees.

The company has its own Code of Corporate Rules (see application).

6.2. Information on persons being part of the issuer's management bodies

Members of the Board of Directors (Supervisory Board) of the issuer.
Board of Directors
Chairman: ***German Vladimirovich Kaplun***

Members of the Board of Directors:
German Vladimirovich Kaplun
Born in ***1968***
Education: ***Russian Economic Academy***

Positions during the last 5 years:
Period: ***1991 - present time***
Organisation: ***Production Cooperative ORGTEKHNIKA***
Scope of activity: ***technical servicing and repairs of the household electronic appliances and personal computers***
Position: ***Deputy Chairman of the Board***

Period: ***1993 - 2000***
Organisation: ***Closed Joint-Stock Company SIBAT***
Scope of activity: ***retail trade***
Position: ***General Director***

Period: ***1998 - 2000***
Organisation: ***Closed Joint-Stock Company RosBusnessConsulting***
Scope of activity: information services
Position: ***Deputy General Director***

Period: ***2000 - 2001***
Organisation: ***Closed Joint-Stock Company RBC Holding***
Scope of activity: ***development of the informational products***
Position: ***General Director***

Period: ***2002 - 2002***
Organisation: ***Open Joint-Stock Company RBC Information Systems***
Scope of activity: ***elaboration and sale of information products***
Position: ***member of the Board***

Period: ***2001 – present time***
Organisation: ***Open Joint-Stock Company RBC Information Systems***
Scope of activity: ***elaboration and sale of information*** products

Position: ***Chairman of the Board of Directors***

Stake in the charter capital of the issuer: ***22.57%***
Stake of the common shares of the issuer: ***22.57%***
Number of issuer's shares of each category (type), which may be purchased by such person as a result of performing rights upon the issuer's options belonging to him: ***none***
Stake in the branch/dependent companies of the issuer: ***none***
Stake of common shares of branch/dependent companies of the issuer: ***none***
Number of shares of the branch/dependent companies of the issuer of each category (type), which may be purchased by this person as a result of performance of the right upon the options of the branch/dependent companies of the issuer belonging to him: ***none***
Type of any affinity with the other persons being members of the management bodies of the issuer and/or bodies supervising over the financial and economic activity of the issuer: ***no affinities present***

Alexander Moiseevich Morgulchik
Born in ***1970***
Education: ***Russian Economic Academy***

Positions during the last 5 years:
Period: ***1996 - p**resent time*
Organisation: ***Closed Joint-Stock Company RosBusinessConsulting***
Scope of activity: ***information services***
Position: ***Vice-President***

Period: ***1998 - present time***
Organisation: ***MEGAKOR Limited Liability Company***
Scope of activity: ***consulting services***
Position: ***General Director***

Period: ***2000 - present time***
Organisation: ***Telli Limited Liability Company***
Scope of activity: ***information and advertising service**s*
Position: ***General Director***

Period: ***2001 - present time***
Organisation: ***Open Joint-Stock Company RBC Information Systems***
Scope of activity: ***elaboration and sale of information products***
Position: ***Member of the Board of Directors***

Stake in the charter capital of the issuer: ***19.17%***
Stake of the common shares of the issuer: ***19.17%***
Number of issuer's shares of each category (type), which may be purchased by such person as a result of performing rights upon the issuer's options belonging to him: ***none***
Stake in the branch/dependent companies of the issuer: ***none***
Stake of common shares of branch/dependent companies of the issuer: ***none***
Number of shares of the branch/dependent companies of the issuer of each category (type), which may be purchased by this person as a result of performance of the right upon the options of the branch/dependent companies of the issuer belonging to him: ***none***

Type of any affinity with the other persons being members of the management bodies of the issuer and/or bodies supervising over the financial and economic activity of the issuer: ***no affinities present***

Dmitry Gelievich Belik
Born in ***1968***
Education: ***Russian Economic Academy***

Position during the last 5 years:
Period: ***1996 - 2000***
Organisation: ***Closed Joint-Stock Company Akkord-Center***
Scope of activity: ***information services***
Position: ***General Director***

Period: ***2000 - present time***
Organisation: ***Closed Joint-Stock Company Publishing House RosBusinessConsulting***
Scope of activity: ***advertising services, elaboration of software***
Position: ***General Director***

Period: ***2000 - 2000***
Organisation: ***Closed Joint-Stock Company RosBusinessConsulting***
Scope of activity: ***information services***
Position: ***Deputy General Director***

Period: ***2002 - 2002***
Organisation: ***Open Joint-Stock Company RBC Information Services***
Scope of activity: ***elaboration and sale of information products***
Position: ***Member of the Board***

Period: ***2003 – present time***
Organisation: ***RBC-Reklama Limited Liability Company***
Scope of activity: ***advertising services***
Position: ***General Director***

Period: ***2001 - present time***
Organisation: ***Open Joint-Stock Company RBC Information Services***
Scope of activity: ***elaboration and sale of information products***
Position: ***Member of the Board of Directors***

Stake in the charter capital of the issuer: ***22.57%***
Stake of the common shares of the issuer: ***22.57%***
Number of issuer's shares of each category (type), which may be purchased by such person as a result of performing rights upon the issuer's options belonging to him: ***none***
Stake in the branch/dependent companies of the issuer: ***none***
Stake of common shares of branch/dependent companies of the issuer: ***none***
Number of shares of the branch/dependent companies of the issuer of each category (type), which may be purchased by this person as a result of performance of the right upon the options of the branch/dependent companies of the issuer belonging to him: ***none***
Type of any affinity with the other persons being members of the management bodies of the issuer and/or bodies supervising over the financial and economic activity of the issuer: ***no affinities present***

Sergey Yurievich Lukin
Born in ***1967***
Education: ***All-Russian Extra-mural Institute of Finance and Economics***

Positions during the last 5 years:
Period: ***1995 - 2002***
Organisation: ***Closed Joint-Stock Company Russian House Corporation***
Scope of activity: ***construction***
Position: ***General Director***

Period: ***2001 - 2001***
Organisation: ***RBC-Center Limited Liability Company***
Scope of activity: ***elaboration and sale of software***
Position: ***Deputy General Director***

Period: ***2001 - present time***
Organisation: ***Open Joint-Stock Company RBC Information Systems***
Scope of activity: ***elaboration and sale of information product***s
Position: ***Deputy General Director***

Period: ***2001 - present time***
Organisation: ***Open Joint-Stock Company RBC Information Systems***
Scope of activity: ***elaboration and sale of information product***s
Position: ***Member of the Board of Directors***

Stake in the charter capital of the issuer: ***1.02%***
Stake of common shares of the issuer: ***1.02%***
Number of issuer's shares of each category (type), which may be purchased by such person as a result of performing rights upon the issuer's options belonging to him: ***none***
Stake in the branch/dependent companies of the issuer: ***none***
Stake of common shares of branch/dependent companies of the issuer: ***none***
Number of shares of the branch/dependent companies of the issuer of each category (type), which may be purchased by this person as a result of performance of the right upon the options of the branch/dependent companies of the issuer belonging to him: ***none***
Type of any affinity with the other persons being members of the management bodies of the issuer and/or bodies supervising over the financial and economic activity of the issuer: ***no affinities present***

Oleg Alexandrovich Dyatlov
Born in ***1967***
Education: ***All-Russian Extra-mural Institute of Finance and Economics***

Position during the last 5 years:
Period: ***1995 - 2002***
Organisation: ***Closed Joint-Stock Company Russian House Corporation***
Scope of activity: construction
Position: ***Chief of Business Development Section***

Period: ***2001 - 2001***
Organisation: ***Open Joint-Stock Company RBC Information Systems***

Scope of activity: ***elaboration and sale of information product**s*
Position: ***Member of the Board of Directors***

Period: ***2002 - present time***
Organisation: ***Open Joint-Stock Company RBC Information Systems***
Scope of activity: ***elaboration and sale of information products***
Position: ***Member of the Board of Directors***

Stake in the charter capital of the issuer: ***1.02%***
Stake of common shares of the issuer: ***1.02%***
Number of issuer's shares of each category (type), which may be purchased by such person as a result of performing rights upon the issuer's options belonging to him: ***none***
Stake in the branch/dependent companies of the issuer: ***none***
Stake of common shares of branch/dependent companies of the issuer: ***none***
Number of shares of the branch/dependent companies of the issuer of each category (type), which may be purchased by this person as a result of performance of the right upon the options of the branch/dependent companies of the issuer belonging to him: ***none***
Type of any affinity with the other persons being members of the management bodies of the issuer and/or bodies supervising over the financial and economic activity of the issuer: ***no affinities present***

Givi Mikhailovich Topchishvili
Born in ***1963***
Education: ***Moscow University of Chemistry and Technology***

Position during the last 5 years:
Period: ***1997 - 1998***
Organisation: ***STIK Ltd***
scope activity: ***advertising services***
position: ***Chief Executive Officer***

Period: ***1999 - present time***
Organisation: ***Media Press Corp.***
Scope of activity: ***advertising services***
Position: ***President***

Period: ***1999 - present time***
Organisation: ***Global Advertisement Strategies***
Scope of activity: ***advertising services***
Position: ***Chief Executive Officer***

Period: ***2002 - present time***
Organisation: ***Open Joint-Stock Company RBC Information Systems***
Scope of activity: ***elaboration and sale of information products***
Position: ***Member of the Board of Directors***

Stake in the charter capital of the issuer: *2.57%*
Stake of common shares of the issuer: *2.57%*
Number of issuer's shares of each category (type), which may be purchased by such person as a result of performing rights upon the issuer's options belonging to him: ***none***
Stake in the branch/dependent companies of the issuer: ***none***

Stake of common shares of branch/dependent companies of the issuer: ***none***
Number of shares of the branch/dependent companies of the issuer of each category (type), which may be purchased by this person as a result of performance of the right upon the options of the branch/dependent companies of the issuer belonging to him: ***none***
Type of any affinity with the other persons being members of the management bodies of the issuer and/or bodies supervising over the financial and economic activity of the issuer: ***no affinities present***

Ekaterina Alexandrovna Lebedeva
Born in ***1971***
Education: ***Moscow Technological Institute of Light Industry***

Position during the last 5 years:
Period: ***1994 - 1999***
Organisation: ***Moscow Bank for Development of Science and Engineering***
Scope of activity: ***banking services***
Position: ***Deputy Head of Department of Accounting and Completing Transactions***

Period: ***1999 - 2000***
Organisation: ***Sterkh-Expert Limited Liability Company***
Scope of activity: ***realty evaluation***
Position: ***Deputy Director***

Period: ***2000 - 2000***
Organisation: ***Closed Joint-Stock Company RosBusinessConsulting***
Scope of activity: ***information services***
Position: ***Head of Department of Project Coordination***

Period: ***2001 - present time***
Organisation: ***Closed Joint-Stock Company RBC Holding***
Scope of activity: ***elaboration of information products***
Position: ***General Director***

Period: ***2002 - 2003***
Organisation: ***Closed Joint-Stock Company RBC-TV***
Scope of activity: ***television broadcasting***
Position: ***General Director***

Period: ***2002 - present time***
Organisation: ***Open Joint-Stock Company RBC Informational Systems***
Scope of activity: ***elaboration and sale of information products***
Position: ***Member of the Board of Directors***

Stake in the charter capital of the issuer: ***1 share***
Stake of common shares of the issuer: ***1 share***
Number of issuer's shares of each category (type), which may be purchased by such person as a result of performing rights upon the issuer's options belonging to him: ***none***
Stake in the branch/dependent companies of the issuer: ***none***
Stake of common shares of branch/dependent companies of the issuer: ***none***

Number of shares of the branch/dependent companies of the issuer of each category (type), which may be purchased by this person as a result of performance of the right upon the options of the branch/dependent companies of the issuer belonging to him: ***none***
Type of any affinity with the other persons being members of the management bodies of the issuer and/or bodies supervising over the financial and economic activity of the issuer: ***no affinities present***

Leonid Albertovich Khazan
Born in ***1970***
Education: *M*oscow External Human Sciences University

Position during the last 5 years:
Period: ***1994 - 1998***
Organisation: ***Moscow Bank for Development of Science and Engineering***
Scope of activity: ***banking services***
Position: ***Deputy Head of Information Processing Section***

Period: ***1998 - present time***
Organisation: ***Closed Joint-Stock Company RosBusinessConsulting***
Scope of activity: ***information services***
Position: ***Deputy General Director for Marketing and Communications***

Period: ***2002 - present time***
Organisation: ***Open Joint-Stock Company RBC Information Systems***
Scope of activity: ***elaboration and sale of information product***s
Position: ***Member of the Board of Directors***

Stake in the charter capital of the issuer: ***1 share***
Stake of common shares of the issuer: ***1 share***
Number of issuer's shares of each category (type), which may be purchased by such person as a result of performing rights upon the issuer's options belonging to him: ***none***
Stake in the branch/dependent companies of the issuer: ***none***
Stake of common shares of branch/dependent companies of the issuer: ***none***
Number of shares of the branch/dependent companies of the issuer of each category (type), which may be purchased by this person as a result of performance of the right upon the options of the branch/dependent companies of the issuer belonging to him: ***none***
Type of any affinity with the other persons being members of the management bodies of the issuer and/or bodies supervising over the financial and economic activity of the issuer: ***no affinities present***

Yury Petrovich Mostovoy
Born in ***1944***
Education: ***Moscow Aviation Institute***

Positions during the last 5 years:
Period: ***1996 - 1998***
Organisation: ***Beechtree***
Scope of activity: ***investments activity***
Position: ***President***

Period: ***1998 - 2002***

Organisation: ***Interval LLC***
Scope of activity: ***management of investment portfolios, analysis of corporate loans***
Position: ***President***

Period: ***2002 - present time***
Organisation: ***Barclays Capital***
Scope of activity: ***investment bank***
Position: ***Head of Department***

Period: ***2002 - present time***
Organisation: ***Open Joint-Stock Company RBC Information Systems***
Scope of activity: ***elaboration and sale of information product***s
Position: ***Member of the Board of Directors***

Stake in the charter capital of the issuer: ***none***
Stake of common shares of the issuer: ***none***
Number of issuer's shares of each category (type), which may be purchased by such person as a result of performing rights upon the issuer's options belonging to him: ***none***
Stake in the branch/dependent companies of the issuer: ***none***
Stake of common shares of branch/dependent companies of the issuer: ***none***
Number of shares of the branch/dependent companies of the issuer of each category (type), which may be purchased by this person as a result of performance of the right upon the options of the branch/dependent companies of the issuer belonging to him: ***none***
Type of any affinity with the other persons being members of the management bodies of the issuer and/or bodies supervising over the financial and economic activity of the issuer: ***no affinities present***

Hans-Jörg Rudloff
Born in ***1940***
Education: ***Bern University***

Position during the last 5 years:
Period: ***1994 - 1998***
Organisation: ***MC BBl***
Scope of activity: ***investment bank***
Position: ***Chairman/Partner***

Period: ***1998 - present time***
Organisation: ***Barclays Capital***
Scope of activity: ***investment bank***
Position: ***Chairman***

Period: ***2002 – present time***
Organisation: ***Open Joint-Stock Company RBC Information Systems***
Scope of activity: ***elaboration and sale of information products***

Position: ***Member of the Board of Directors***

Stake in the charter capital of the issuer: ***none***
Stake of common shares of the issuer: ***none***

Number of issuer's shares of each category (type), which may be purchased by such person as a result of performing rights upon the issuer's options belonging to him: ***none***
Stake in the branch/dependent companies of the issuer: ***none***
Stake of common shares of branch/dependent companies of the issuer: ***none***
Number of shares of the branch/dependent companies of the issuer of each category (type), which may be purchased by this person as a result of performance of the right upon the options of the branch/dependent companies of the issuer belonging to him: ***none***
Type of any affinity with the other persons being members of the management bodies of the issuer and/or bodies supervising over the financial and economic activity of the issuer: ***no affinities present***

Neil Osbourne
Born in ***1949***
Education: ***Worcester College, Oxford, MA Modern History***

Positions during the last 5 years:
Period: ***1983 - present time***
Organisation: ***Euromoney Publications, plc***
Scope of activity: ***publishing activity***
Scope of activity: publishing activity
Position: ***Director***

Period: ***2002 - present time***
Organisation: ***Open Joint-Stock Company RBC Information Systems***
Scope of activity: ***elaboration and sale of information products***
Position: ***Member of the Board of Directors***

Stake in the charter capital of the issuer: ***none***
Stake of common shares of the issuer: ***none***
Number of issuer's shares of each category (type), which may be purchased by such person as a result of performing rights upon the issuer's options belonging to him: ***none***
Stake in the branch/dependent companies of the issuer: ***none***
Stake of common shares of branch/dependent companies of the issuer: ***none***
Number of shares of the branch/dependent companies of the issuer of each category (type), which may be purchased by this person as a result of performance of the right upon the options of the branch/dependent companies of the issuer belonging to him: ***none***
Type of any affinity with the other persons being members of the management bodies of the issuer and/or bodies supervising over the financial and economic activity of the issuer: ***no affinities present***

Michael Hammond
Born in ***1959***
Education: ***University of Rochester, USA***

Positions during the last 5 years:
Period: ***1996 - 1999***
Organisation: ***Robert Flemming and Co./Jardin Flemming and Co.***
Scope of activity: ***investments bank***
Position: ***Director***

Period: ***2002 - present time***

Organisation: ***Open Joint-Stock Company RBC Information Services***
Scope of activity: ***elaboration and sale of information products***
Position: ***Member of the Board of Directors***

Stake in the charter capital of the issuer: ***none***
Stake of common shares of the issuer: ***none***
Number of issuer's shares of each category (type), which may be purchased by such person as a result of performing rights upon the issuer's options belonging to him: ***none***
Stake in the branch/dependent companies of the issuer: ***none***
Stake of common shares of branch/dependent companies of the issuer: ***none***
Number of shares of the branch/dependent companies of the issuer of each category (type), which may be purchased by this person as a result of performance of the right upon the options of the branch/dependent companies of the issuer belonging to him: ***none***
Type of any affinity with the other persons being members of the management bodies of the issuer and/or bodies supervising over the financial and economic activity of the issuer: ***no affinities present***

Sole and collegial management bodies of the issuer:

Yury Alexandrovich Rovensky
Born in ***1969***
Education: ***Moscow Labour Red Banner Institute of National Economy named after G.V. Plekhanov.***

Positions during the last 5 years:
Period: ***1997 - 2000***
Organisation: ***Russian Economic Academy***
Scope of activity: ***education***
Position: ***Deputy Rector***

Period: ***2000 - 2003***
Organisation: ***RBC-Center Limited Liability Company***
Scope of activity: ***elaboration and sale of software***
Position: ***General Director***

Period: ***2001 - 2002***
Organisation: ***Open Joint-Stock Company RBC Information Systems***
Scope of activity: ***elaboration and sale of information products***
Position: ***Member of the Board of Directors***

Period: ***2001 - 2002***
Organisation: ***Open Joint-Stock Company RBC Information Systems***
Scope of activity: ***elaboration and sale of information products***
Position: ***Chairman Board***

Period: ***2002 – present time***
Organisation: ***Open Joint-Stock Company RBC Information Systems***
Scope of activity: ***elaboration and sale of information products***
Position: ***General Director***

Stake in the charter capital of the issuer: ***none***

Stake of common shares of the issuer: ***none***
Number of issuer's shares of each category (type), which may be purchased by such person as a result of performing rights upon the issuer's options belonging to him: ***none***
Stake in the branch/dependent companies of the issuer: ***none***
Stake of common shares of branch/dependent companies of the issuer: ***none***
Number of shares of the branch/dependent companies of the issuer of each category (type), which may be purchased by this person as a result of performance of the right upon the options of the branch/dependent companies of the issuer belonging to him: ***none***
Type of any affinity with the other persons being members of the management bodies of the issuer and/or bodies supervising over the financial and economic activity of the issuer: ***no affinities present***

The collegial executive body was not formed.

6.3. Information on the amount of fees, privileges and/or compensation of expenses for each management body of the issuer

Fees payable to Members of the Board of Directors for 2003:

Fees paid for the last completed financial year:
Bonuses (in roubles): ***0***
Commissions (in roubles): ***0***
Privileges and/or compensations of expenses: ***0***
Other proprietary grants, which were paid by the issuer for he last completed financial year (in roubles): ***0***
Total amount (in roubles): ***0***

Fees of the General Director for 2003:
Fees paid for the last completed financial year:
Bonuses (in roubles): ***0***
Commissions (in roubles): ***0***
Privileges and/or compensations of expenses: ***0***
Other proprietary grants, which were paid by the issuer for he last completed financial year (in roubles) ***128 000***
Total amount (in roubles): ***128 000***

Information on existing agreements related to proprietary grants within the current financial year: ***no such agreements signed.***

6.4. Information on the structure and competence of bodies controlling the issuer's financial and economic activities

The body exercising control over the financial and economic activities of the Company is the revision commission.

The revision commission is responsible for:

- ***verification of the Company's financial documentation, accounting reports, reports by the inventory commission, the comparison of the said documents with the information from the initial accounting report;***

- ***analysis of the correctness and completeness of accounting, tax, managerial and statistic reports;***
- ***analysis of the financial status of the Company, its solvency, the liquidity of its assets, the ratio of own and borrowed assets, the net assets and the charter capital, the identification of reserves for the improvement of the Company's economic status, elaboration of recommendation for the Company' management;***
- ***verification of the timeliness and correctness of payments to the supplier of goods and services, payments into budget and non-budgetary funds, dividend and bond interest calculation and payment, and the settlement of other liabilities;***
- ***confirmation of the correctness of the data included into the Company's annual reports, the annual accounting report, P&L reports (profit and loss account), the allocation of profits, the reports for tax and statistics bodies as well as the state bodies;***
- ***verification of the competence of the sole executive body to sign agreements on behalf of the Company;***
- ***verification of the competence of the Board of Directors, the sole executive body, the liquidation commission to pass resolutions and the compliance of these resolutions with the Company's Articles of Association and with the resolutions made by the general shareholders meeting;***
- ***analysis of the general meeting's resolutions and their compliance with the legislation and the Company's Articles of Association.***

Information on the internal control over the financial and economic activity of the issuer

Information on internal audit service	The Company has its own internal audit department
Term of service	The department was created on August 11, 2003
Key officers	Zoya Mikhaylovna Shilova *Born in **1953*** Education: ***Moscow Institute of Economics and Statistics*** Irina Alexandrovna Solntseva *Born in **1957*** *Education:* All-Russian Distance Institute of Finance and Economics
Main responsibilities of internal audit service	Conduction of internal audit; Control over the assets; Analysis of economic and financial activity, evaluation of economic safety of accounting systems and internal control of the companies; Introduction of measures to prevent cases of abuse and conduction of special investigations; Support of the management while organising the internal control system; Consultations and methodical work; Participation in special projects; Recommendations on the computerisation of accounting and tax reports.

Subordination of internal audit service	The internal control department is subordinate to the financial director of the Company.
Cooperation between internal audit service and the issuer's executive body	The internal audit department submits protocols on the results of the conducted verifications and a report based on such protocols to the financial director.
Cooperation between internal audit service and the issuer's Board of Directors (supervisory board)	The internal audit department conducts the internal audit of the Company's activities in accordance with the established verifications timetable as well as on the initiative of the executive bodies of the Company and the Company's Board of Directors. The Financial Director submits the reports made by the internal audit department to the Audit and Compliance Commission of the Board of Directors as well as a report on the work performed by the internal audit department.
Cooperation of internal audit department and the issuer's external auditor	Prior to the auditor's verification the internal control department verifies the readiness of the accounting department, as well as the completeness and integrity of the accounting data. The issuer's external auditor may send requests to the Company's internal audit department in relation to the financial and economic activity of the Company.

Information on the availability of the issuer's internal document establishing the rule for the prevention of corporate (inside) information use: ***RBC Employee's Manual (chapter IV), confidentiality agreement signed by the employees.***

6.5. Information on the participants of the body controlling the issuer's financial and economic activity

Commission Chairman:
Alexandra Sergeyevna Savchenko
*Born in **1969***

Education: ***Moscow Institute of Electronics and Mathematics***

Positions for the last 5 years:
Period: ***1998 - 2000***
Organisation: ***Megakor LLC***
Scope of activity: ***consulting services***
Position: ***Chief Accountant***

Period: ***2000 - 2001***
Organisation: ***RBC-Centre LLC***
Scope of activity: ***software development and distribution***
Position: ***Chief Accountant***

Period: ***2001 - 2002***
Organisation: ***OJSC RBC Information Systems***
Scope of activity: ***elaboration and sale of information products***
Position: ***Chief Accountant***

Period: ***2002 – present time***
Organisation: ***OJSC RBC Information Systems***
Scope of activity: ***elaboration and sale of information products***
Position: ***Deputy Financial Director***

Period: ***2002 – present time***
Organisation: ***OJSC RBC Information Systems***
Scope of activity: ***elaboration and sale of information products***
Position: ***Deputy Financial Director***

Period: ***2002 – present time***
Organisation: ***OJSC RBC Information Systems***
Scope of activity: ***elaboration and sale of information products***
Position: ***Chairman of the Revision Commission***

Stake in the charter capital of the issuer: ***1 share***
Stake of the common shares of the issuer: ***1 share***
Number of issuer's shares of each category (type), which may be purchased by such person as a result of performing rights upon the issuer's options belonging to him: ***none***
Stake in the branch/dependent companies of the issuer: ***none***
Stake of common shares of branch/dependent companies of the issuer: ***none***
Number of shares of the branch/dependent companies of the issuer of each category (type), which may be purchased by this person as a result of performance of the right upon the options of the branch/dependent companies of the issuer belonging to him: ***none***
Type of any affinity with the other persons being members of the management bodies of the issuer and/or bodies supervising over the financial and economic activity of the issuer: ***no affinities present***

Commission Members:

Tatyana Andreyevna Knyazeva
Born in ***1954***
Education: ***S. Ordzhonikidze Moscow Aviation Institute***

Positions for the last 5 years:
Period: ***1998 - 2001***
Organisation: ***Megakor LLC***
Scope of activity: ***consulting services***
Position: ***Deputy Chief Accountant***

Period: ***2001 - 2002***
Organisation: ***RBC-Centre LLC***
Scope of activity: ***elaboration and sale of software***
Position: ***Deputy Chief Accountant***

Period: ***2002 – present time***
Organisation: ***Closed Joint-Stock Company RosBusinessConsulting***
Scope of activity: ***information services***
Position: ***Chief Accountant***

Period: ***2002 – present time***

Organisation: ***Open Joint-Stock Company RBC Information Systems***
Scope of activity: ***elaboration and sale of information products***
Position: ***Member of the Revision Commission***

Stake in the charter capital of the issuer: ***1 share***
Stake of the common shares of the issuer: ***1 share***
Number of issuer's shares of each category (type), which may be purchased by such person as a result of performing rights upon the issuer's options belonging to him: ***none***
Stake in the branch/dependent companies of the issuer: ***none***
Stake of common shares of branch/dependent companies of the issuer: ***none***
Number of shares of the branch/dependent companies of the issuer of each category (type), which may be purchased by this person as a result of performance of the right upon the options of the branch/dependent companies of the issuer belonging to him: ***none***
Type of any affinity with the other persons being members of the management bodies of the issuer and/or bodies supervising over the financial and economic activity of the issuer: ***no affinities present***

Irina Alexandrovna Solntseva
Born in ***1957***
Education: ***All-Russian Distance Institute of Finance and Economics***

Positions for the last 5 years:
Period: ***1995 - 2002***
Organisation: ***CJSC Auditing Company Auditor-Service-K***
Scope of activity: ***Audit***
Position: ***Lead Auditor***

Period: ***2002 – present time***
Organisation: ***OJSC RBC Information Systems***
Scope of activity: ***elaboration and sale of information products***
Position: ***Internal Auditor***

Period: ***2002 – present***
Organisation: ***Open Joint-Stock Company RBC Information Systems***
Scope of activity: ***elaboration and sale of information products***
Position: ***Member of the Revision Commission***

Stake in the charter capital of the issuer: ***1 share***
Stake of the common shares of the issuer: ***1 share***
Number of issuer's shares of each category (type), which may be purchased by such person as a result of performing rights upon the issuer's options belonging to him: ***none***
Stake in the branch/dependent companies of the issuer: ***none***
Stake of common shares of branch/dependent companies of the issuer: ***none***
Number of shares of the branch/dependent companies of the issuer of each category (type), which may be purchased by this person as a result of performance of the right upon the options of the branch/dependent companies of the issuer belonging to him: ***none***
Type of any affinity with the other persons being members of the management bodies of the issuer and/or bodies supervising over the financial and economic activity of the issuer: ***no affinities discovered;***

6.6. Information on the amount of the remuneration, exemptions and/or refund of charges by the body controlling the issuer's financial and economic activity

Revision Commission member remuneration for 2003:

Remuneration paid for the last completed financial year:
Bonus (roub): ***0***
Commission (roub.): ***0***
Exemptions and/or refund of charges: ***0***
Other material concessions
that were paid to the issuer over the last
completed financial year (roub.): ***0***
Sum total (roub.): ***0***

Information on existing agreements concerning material concessions this financial year: ***none.***

6.7. Data on the number and pooled data on the education and composition of the issuer's employees (workers) and also on changes in the number of the issuer's employees (workers)

Index	2000	2001	2002	2003
Average number of workers, including those combining jobs and on contracts.	-	*43*	***100***	***110***
Volume of monetary funds used to pay for work, thousand roubles.	-	-	***1,865***	***2,589***
Volume of monetary funds used to pay for social security, thousand roubles.	-	-	***666***	***888***
Total volume of monetary funds spent, thousand roubles.	-	-	***2,531***	***3,477***

The change in the number of employees over the period examined was insignificant.

Information is given about the issuer's employees (workers) according to their age and education for the last 5 completed financial years or for every completed financial year if the issuer has been carrying out his activity for less than 5 years.

Index	2000	2001	2002	2003
Employees (workers) aged under 25 %	***0***	*25%*	*33.3%*	*29 %*
Employees (workers), aged between 25 and 35, %	***0***	*58.4%*	*43.7%*	*45%*
Employees (workers) aged between 35 and 55 %	***0***	*16.6%*	*20.7%*	*22%*
Employees (workers) aged over 55, %	***0***	*0*	*2.3%*	*4%*
Total:	***100***	***100***	***100***	***100***
Of which:				
have secondary and/or full general educations, %	***0***	*22.3%*	*27%*	*30.5%*
have elementary and/or intermediate professional education, %	***0***	*2.7%*	*3%*	*3.8%*

have higher professional education, %	***0***	*75%*	*70%*	*65.7%*
have post-graduate professional education, %	***0***	***0***	*4%*	*4%*

Employees, who have a considerable influence on the financial and economic activity of the issuer (key employees): ***not available.***
A trade union has not been founded at the issuer's organisation.

6.8. Information on any committments of the issuer to employees (workers), concerning the possibility of them participating in the nominal (share) capital (co-op share fund) of the issuer

The issuer does not have any such agreements and committments. The issuer does not plan to offer stock option plans to his employees.

VII. Information on the issuer's members (shareholders)
and on deals completed by the issuer in whose completion it had an interest

7.1. Information concerning the issuer's overall number of shareholders (members)

The number of persons registered in the issuer's shareholder register on the date of the prospectus' approval is 517, of these 7 are nominees.

7.2. Information concerning the issuer's members (shareholders), who own at least 5 percent of the nominal (share) capital (share fund) or at least 5 percent of common shares and also information concerning participants (shareholders) of such persons, who own at least 20 percent of nominal (share) capital (share fund) or at least 20 percent of their common shares

Dmitry Gelievich Belik
Taxpayer ID: *773412103406*
Stake of the issuer's capital stock: ***22.57***
Stake of common shares: ***22.57 %***

Alexander Moiseevich Morgulchik
Taxpayer ID: *772815710909*
Stake of the issuer's capital stock: ***19.17 %***
Stake of common shares: ***19.17 %***

German Vladimirovich Kaplun
Taxpayer ID: *772815961902*
Stake of the issuer's capital stock: ***22.57 %***
Stake of common shares: ***22.57 %***

Name: ***Closed Joint-Stock Company DEPOSITARY ABD CLEARING COMPANY***
Location: ***13 Tverskaya-Yamskaya st., 125047, Moscow, Russia***
Stake of the issuer's capital stock: ***8.04 % (nominee shareholder)***
Stake of common shares: ***8.04 % (nominee shareholder)***

Name: ***CB J. Morgan Bank International (Limited Liability Company)***
Location: ***bldg. 1, 2 Paveletskaya sq., 115054 Moscow, Russia***
Stake of the issuer's capital stock: ***6.26 % (nominee shareholder)***
Stake of common shares: ***6.26 % (nominee shareholder)***

Name: ***Closed Joint-Stock Company ING Bank (Eurasia)" (Closed Joint-Stock Company)***
Location: ***31 Krasnaya Presnya st., 123022 Moscow, Russia***
Stake of the issuer's capital stock: ***5.53 % (nominee shareholder)***
Stake of common shares: ***5.53 % (nominee shareholder)***

Name: ***National Depositary Centre Non-profit Partnership***
Location: ***1/13 Sredny Kislovsky lane, 125009 Moscow, Russia***
Stake of the issuer's capital stock: ***7.05 % (nominee shareholder)***
Stake of common shares: ***7.05 % (nominee shareholder)***
Shareholders (members) that own at least 25 percent of the nominal capital of a shareholder (member) of the issuer:
There are no such persons

7.3. Information on the stake participation of state or municipality in the issuer's capital stock and the presence of special rights ('golden share')

The share parcel belonging to state (federal, subjects of the Russian Federation) and municipal property: ***there is not such share parcel***

The presence of special rights for the participation of the Russian Federation, subjects of the Russian Federation and municipalities in the issuer ('golden share'): ***not envisaged***

7.4. Information on limitations on participation in the issuer's capital stock (unit fund)

No limitations are foreseen by the issuer's Articles of Association.

7.5. Information on changes in the composition and participation of the issuer's shareholders (participants), which own at least 5 percent of the capital stock or at least 5 percent of the common shares

The ***issuer has not issued preference shares therefore the share in capital stock is equal to the number of common shares***

Compilation date of the list of persons having the right to participate in every General Shareholders Meeting in 2000—2003.	Lia Sergeevna Khmelnistkaya	Natalia Nikolaevna Rudenko	German Vladimirovich Kaplun	Alexander Moiseevich Morgulchik	Dmitry Gelievich Belik	NAM HOLDINGS LIMITED
18.08.2000	50%	50%				
23.12.2000	50%	50%				
12.01.2001			32.74%	32.74%	32.86%	
12.03.2001			32.74%	32.74%	32.86%	
14.08.2001			32.74%	32.74%	32.86%	

03.09.2001			32.74%	32.74%	32.86%	
06.09.2001			32.74%	32.74%	32.86%	
06.09.2001			32.74%	32.74%	32.86%	
06.09.2001			32.74%	32.74%	32.86%	
06.09.2001			32.74%	32.74%	32.86%	
21.09.2001			32.74%	32.74%	32.86%	
01.11.2001			32.74%	32.74%	32.86%	
11.11.2001			32.74%	32.74%	32.86%	
08.01.2002			31.23%	31.23%	31.23%	
05.02.2002			31.23%	31.23%	31.23%	
05.02.2002			31.23%	31.23%	31.23%	
20.05.2002			26.23%	26.23%	26.23%	5.92%
17.04.2003			25.04%	25.04%	25.04%	7.15%
27.10.2003			24.06%	24.16%	24.16%	

7.6. Information on deals concluded by the issuer in the conclusion of which it had an interest

	2000	2001	2002	2003
Value of the deal in the conclusion of which it had an interest	-	349,690 roubles	76,008,316 roubles	434,000,040 roubles
Of which:				
Approved by the Board of Directors	-	600 roubles	8,316 roubles	-
Approved by the General Shareholders Meeting	-	349,090 roubles	76,000,000	434,000,040 roubles

Deals, the value of which amounts to 5 percent or more of the balance value of the issuer's assets according to the data from his accounting report on the last reporting date before the completion of the deal:

Deal completion date: September 27, 2001.
Subject and other important conditions of the deal: purchase of 100% of share in Closed Joint-Stock Company Publishing House RosBusinessconsulting
Parties to the deal: Buyer - OJSC RBC Information Systems; Seller – Closed Joint-Stock Company Sk GARANT
The full and abbreviated commercial names of the entity or the surname, first name and patronymic of the individual recognised in accordance with the legislation of the Russian Federation interested in the completion of the deal: German Vladimirovich Kaplun
The grounds upon which this person is recognised to be interested in the completion of the given deal: G.V. Kaplun owned 32.74% of the issuer's shares and 34% of the shares in Closed Joint-Stock Company SK GARANT.
The full and abbreviated commercial names of the entity or the surname, first name and patronymic of the individual recognised in accordance with the legislation of the Russian Federation interested in the completion of the deal: Alexander Moiseevich Morgulchik

The grounds upon which this person is recognised to be interested in the completion of the given deal: A.M. Morgulchik owned 32.74% of the issuer's shares and 32% of the shares in Closed Joint-Stock Company SK GARANT.
The full and abbreviated commercial names of the juridical entity or the surname, first name and patronymic of the individual recognised in accordance with the legislation of the Russian Federation interested in the completion of the deal: Dmitry Gelievich Belik
The grounds upon which this person is recognised to be interested in the completion of the given deal: D.G. Belik owned 32.86% of the issuer's shares and 32% of the shares in Closed Joint-Stock Company SK GARANT.
The size of the deal (is shown in monetary form and as a stake of the book value of the issuer's assets on the end date of the last completed reporting period prior to the completion date of the deal and if the deal (group of interrelated deals) is for the offering by subscription or sale of common shares as a stake of common shares offered up to the date of the deal's completion and of common shares into which securities offered by the deal's completion date can be converted, converted into shares: 8,400 (Eight thousand four hundred) roubles 00 kopecks, which is 10.12% of the book value of the issuer's assets on 01.07.2001.

Deadline for executing the commitments of the deal and also information concerning the execution of the given commitments: deal commitments have been executed
Administrative body of the issuer, which took the resolution concerning the deal's approval and the date of corresponding resolution's approval (compilation date and No. of minutes): general shareholders' meeting, Minutes No. 1 of September 26, 2001.
Other information concerning the deal provided by the issuer at his own discretion: no other information.

Deal completion date: September 28, 2001.
Subject and other important conditions of the deal: purchase of 100% of the share of RBC Centre LLC
Parties to the deal: Buyer — OJSC RBC Information Systems; Seller — Closed Joint-Stock Company «СК ГАРАНТ»
The full and abbreviated commercial names of the entity or the surname, first name and patronymic of the individual recognised in accordance with the legislation of the Russian Federation interested in the completion of the deal: German Vladimirovich Kaplun
The grounds upon which this person is recognised to be interested in the completion of the given deal: G.V. Kaplun owned 32.74% of the issuer's shares and 34% of shares in Closed Joint-Stock Company SK GARANT.
The full and abbreviated commercial names of the juridical entity or the surname, first name and patronymic of the individual recognised in accordance with the legislation of the Russian Federation interested in the completion of the deal: Alexander Moiseevich Morgulchik
The grounds upon which this person is recognised to be interested in the completion of the given deal: A.M. Morgulchik owned 32.74% of the issuer's shares and 32% of shares in Closed Joint-Stock Company SK GARANT.
The full and abbreviated commercial names of the juridical entity or the surname, first name and patronymic of the individual recognised in accordance with the legislation of the Russian Federation interested in the completion of the deal: Dmitry Gelievich Belik
The grounds upon which this person is recognised to be interested in the completion of the given deal: D.G. Belik owned 32.86% of the issuer's shares and 32% of the shares in Closed Joint-Stock Company SK GARANT.

The size of the deal (is shown in monetary form and as a stake of the balance value of the issuer's assets on the end date of the last completed reporting period prior to the completion

date of the deal and if the deal (group of interrelated deals) is for the offering by subscription or sale of common shares as a stake of common shares offered up to the date of the deal's completion and of common shares into which securities offered by the deal's completion date can be converted, converted into shares: 8,400 (Eight thousand four hundred) roubles 00 kopecks, which is 10.12% of the balance value of the issuer's assets on July 1, 2001.
The deadline for executing the commitments of the deal and also information concerning the execution of the given commitments: deal commitments have been executed
Administrative body of the issuer, which took the resolution concerning the deal's approval and the date of corresponding resolution's approval (compilation date and No. of minutes): General Shareholders Meeting, Minutes No. 2 of 27 September 2001.
Other information concerning the deal provided by the issuer at his own discretion: no other information.

Deal completion date: September 28, 2001
Subject and other important conditions of the deal: the purchase of a parcel of common registered non-documentary shares in Closed Joint-Stock Company RosBusinessConsulting of 108 (one hundred and eight) units of nominal value of 100 (one hundred) roubles each.
Parties to the deal: Buyer — OJSC RBC Information Systems; Seller — German Vladimirovich Kaplun
The full and short commercial names of the entity or the surname, first name and patronymic of the individual recognised in accordance with the legislation of the Russian Federation interested in the completion of the deal: German Vladimirovich Kaplun
The grounds upon which this person is recognised to be interested in the completion of the given deal: G.V. Kaplun owned 32.74% of the issuer's shares and was Chairman of the issuer's Board of Directors.
The size of the deal (is shown in monetary form and as a stake of the book value of the issuer's assets on the end date of the last completed reporting period prior to the completion date of the deal and if the deal (group of interrelated deals) is for the offering by subscription or sale of common shares as a stake of common shares offered up to the date of the deal's completion and of common shares into which securities offered by the deal's completion date can be converted, converted into shares: 10,800 (Ten thousand eight hundred) roubles 00 kopecks, which is 13.01% of the book value of the issuer's assets on 01.07.2001.
The deadline for executing the commitments of the deal and also information concerning the execution of the given commitments: deal commitments have been executed
Administrative body of the issuer, which took the resolution concerning the deal's approval and the date of corresponding resolution's approval (compilation date and No. of minutes): General Shareholders Meeting, Minutes No. 3 of 28 September 2001.
Other information concerning the deal provided by the issuer at his own discretion: no other information.

Deal completion date: September 28, 2001.
Subject and other important conditions of the deal: the purchase of a parcel of common registered non-documentary shares in Closed Joint-Stock Company RosBusinessConsulting of 107 (one hundred and seven) units of par value of 100 (one hundred) roubles each.
Parties to the deal: Buyer — OJSC RBC Information Systems; Seller — Alexander Moiseevich Morgulchik
The full and short commercial names of the entity or the surname, first name and patronymic of the individual recognised in accordance with the legislation of the Russian Federation interested in the completion of the deal: Alexander Moiseevich Morgulchik

The grounds upon which this person is recognised to be interested in the completion of the given deal: A.M. Morgulchik owned 32.74% of the issuer's shares and is a member of the Board of Directors of the issuer.
The size of the deal (is shown in monetary form and as a stake of the book value of the issuer's assets on the end date of the last completed reporting period prior to the completion date of the deal and if the deal (group of interrelated deals) is for the offering by subscription or sale of common shares as a stake of common shares offered up to the date of the deal's completion and of common shares into which securities offered by the deal's completion date can be converted, converted into shares: 10,700 (Ten thousand seven hundred) roubles 00 kopecks, which is 12.89% of the book value of the issuer's assets on July 1, 2001.
The deadline for executing the commitments of the deal and also information concerning the execution of the given commitments: deal commitments have been executed
Administrative body of the issuer, which took the resolution concerning the deal's approval and the date of corresponding resolution's approval (compilation date and No. of minutes): General Shareholders Meeting, Minutes No. 3 of 28 September 2001)
Other information concerning the deal provided by the issuer at his own discretion: no other information.

Deal completion date: 28 September 2001.
Subject and other important conditions of the deal: purchase of a parcel of common registered non-documentary shares in Closed Joint-Stock Company RosBusinessConsultingof 107 (one hundred and seven) units of nominal value of 100 (one hundred) roubles each.
Parties to the deal: Buyer — OJSC RBC Information Systems; Seller — Dmitry Gelievich Belik
The full and short commercial names of the entity or the surname, first name and patronymic of the individual recognised in accordance with the legislation of the Russian Federation interested in the completion of the deal: Dmitry Gelievich Belik
The grounds upon which this person is recognised to be interested in the completion of the given deal: D.G. Belik owned 32.86% of the issuer's shares and is a member of the Board of Directors of the issuer.
The size of the deal (is shown in monetary form and as a stake of the book value of the issuer's assets on the end date of the last completed reporting period prior to the completion date of the deal and if the deal (group of interrelated deals) is for the offering by subscription or sale of common shares as a stake of common shares offered up to the date of the deal's completion and of common shares into which securities offered by the deal's completion date can be converted, converted into shares: 10,700 (Ten thousand seven hundred) roubles 00 kopecks, which is 12.89% of the balance value of the issuer's assets on July 1, 2001.
The deadline for executing the commitments of the deal and also information concerning the execution of the given commitments: deal commitments have been executed
Administrative body of the issuer, which took the resolution concerning the deal's approval and the date of corresponding resolution's approval (compilation date and No. of minutes): General Shareholders Meeting, Minutes No. 3 of 28 September 2001).
Other information concerning the deal provided by the issuer at his own discretion: no other information.

Deal completion date: September 28, 2001
Subject and other important conditions of the deal: the purchase of a parcel of common registered non-documentary shares in Closed Joint-Stock Company RBC HOLDING of 9,834 (nine thousand eight hundred and thirty four) units of nominal value of 10 (ten) roubles each
Parties to the deal: Buyer — OJSC RBC Information Systems; Seller — German Vladimirovich Kaplun

The full and short commercial names of the entity or the surname, first name and patronymic of the individual recognised in accordance with the legislation of the Russian Federation interested in the completion of the deal: German Vladimirovich Kaplun
The grounds upon which this person is recognised to be interested in the completion of the given deal: G.V. Kaplun owned 32.74% of the issuer's shares and is the Chairman Board of Directors of the issuer.
The size of the deal (is shown in monetary form and as a stake of the book value of the issuer's assets on the end date of the last completed reporting period prior to the completion date of the deal and if the deal (group of interrelated deals) is for the offering by subscription or sale of common shares as a stake of common shares offered up to the date of the deal's completion and of common shares into which securities offered by the deal's completion date can be converted, converted into shares: 98,340 (Ninety eight thousand three hundred and forty) roubles 00 kopecks, which is 118% of the balance value of the issuer's assets on July 7, 2001.
The deadline for executing the commitments of the deal and also information concerning the execution of the given commitments: deal commitments have been executed.
Administrative body of the issuer, which took the resolution concerning the deal's approval and the date of corresponding resolution's approval (compilation date and No. of minutes): General Shareholders Meeting, Minutes No. 4 of September 28, 2001.
Other information concerning the deal provided by the issuer at his own discretion: no other information.

Deal completion date: 28 September 2001.
Subject and other important conditions of the deal: the purchase of a parcel of common registered non-documentary shares in Closed Joint-Stock Company RBC HOLDING of 9,834 (nine thousand eight hundred and thirty four) units of nominal value of 10 (ten) roubles each.
Parties to the deal: Buyer — OJSC RBC Information Systems; Seller — Alexander Moiseevich Morgulchik
The full and short commercial names of the entity or the surname, first name and patronymic of the individual recognised in accordance with the legislation of the Russian Federation interested in the completion of the deal: Alexander Moiseevich Morgulchik
The grounds upon which this person is recognised to be interested in the completion of the given deal: A.M. Morgulchik owned 32.74% of the issuer's shares and is a member of the Board of Directors of the issuer.
The size of the deal (is shown in monetary form and as a stake of the book value of the issuer's assets on the end date of the last completed reporting period prior to the completion date of the deal and if the deal (group of interrelated deals) is for the offering by subscription or sale of common shares as a stake of common shares offered up to the date of the deal's completion and of common shares into which securities offered by the deal's completion date can be converted, converted into shares: 98,340 (Ninety eight thousand three hundred and forty) roubles 00 kopecks, which is 118% of the balance value of issuer's assets on July 1, 2001.
The deadline for executing the commitments of the deal and also information concerning the execution of the given commitments: deal commitments have been executed.
Administrative body of the issuer, which took the resolution concerning the deal's approval and the date of corresponding resolution's approval (compilation date and No. of minutes): General Shareholders Meeting, Minutes No. 4 of 28 September 2001.

Other information concerning the deal provided by the issuer at his own discretion: no other information

Deal completion date: 28 September 2001.

Object and other important conditions of the deal: the purchase of a parcel of common registered uncertificated shares in Closed Joint-Stock Company RBC HOLDING of 9,834 (nine thousand eight hundred and thirty four) units of nominal value of 10 (ten) roubles each
Parties to the deal: Buyer — OJSC RBC Information Systems; Seller — Dmitry Gelievich Belik
The full and short commercial names of the juridical entity or the surname, first name and patronymic of the individual recognised in accordance with the legislation of the Russian Federation interested in the completion of the deal: Dmitry Gelievich Belik
The grounds upon which this person is recognised to be interested in the completion of the given deal: D.G. Belik owned 32.86% of the issuer's shares and is a member of the Board of Directors of the issuer.
The size of the deal (is shown in monetary form and as a stake of the book value of the issuer's assets on the end date of the last completed reporting period prior to the completion date of the deal and if the deal (group of interrelated deals) is for the offering by subscription or sale of common shares as a stake of common shares offered up to the date of the deal's completion and of common shares into which securities offered by the deal's completion date can be converted, converted into shares: 98,340 (Ninety eight thousand three hundred and forty) roubles 00 kopecks, which is 118% of the balance value of issuer's assets on July 1, 2001.
The deadline for executing the commitments of the deal and also information concerning the execution of the given commitments: deal commitments have been executed
Administrative body of the issuer, which took the resolution concerning the deal's approval and the date of corresponding resolution's approval (compilation date and No. of minutes): General Shareholders Meeting, Minutes No. 4 of 28 September 2001.
Other information concerning the deal provided by the issuer at his own discretion: no other information.

Deal completion date: February 3, 2003.
Subject and other important conditions of the deal: the purchase of the parcel of common registered non-documentary shares in Closed Joint-Stock Company RBc-TV of 9,000 (nine thousand) units of par value of 10 (ten) roubles each at the offer price of 35,555.56 (thirty five thousand five hundred and fifty five and 56/100) roubles each.
Parties to the deal: Buyer — OJSC RBC Information Systems; Seller — Closed Joint-Stock Company RBc-TV
The full and short commercial names of the entity or the surname, first name and patronymic of the individual recognised in accordance with the legislation of the Russian Federation interested in the completion of the deal: German Vladimirovich Kaplun, Alexander Moiseevich Morgulchik, Dmitry Gelievich Belik, Oleg Alexandrovich Dyatlov, Sergey Yurievich Lukin, Ekaterina Alexandrovna Lebedeva, Leonid Albertovich Khazan, Givi Mikhailovich Topchishvili, Yury Petrovich Mostovoy, Michael Hammon, Hans-Jörg Rudloff, Osbourne Neil.
The grounds upon which this person is recognised to be interested in the completion of the given deal: The persons shown are recognised to be interested as they were members of the Board of Directors of the issuer and their affiliated persons are the parties to the deal.
The full and short commercial names of the entity or the surname, first name and patronymic of the individual recognised in accordance with the legislation of the Russian Federation interested in the completion of the deal: Yury Alexandrovich Rovensky
The grounds upon which this person is recognised to be interested in the completion of the given deal: The person shown is recognised to be interested as he is a members of the Board of Directors of the issuers and his affiliated person is a party to the deal.
The size of the deal (is shown in monetary form and as a stake of the book value of the issuer's assets on the end date of the last completed reporting period prior to the completion date of the deal and if the deal (group of interrelated deals) is for the offering by subscription or sale of

common shares as a stake of common shares offered up to the date of the deal's completion and of common shares into which securities offered by the deal's completion date can be converted, converted into shares: 320,000,040 (Three hundred and twenty thousand million and forty) roubles 00 копеек, which is 57,06% of the balance value of the issuer's assets on December 31, 2002.
The deadline for executing the commitments of the deal and also information concerning the execution of the given commitments: deal commitments have been executed
Administrative body of the issuer, which took the resolution concerning the deal's approval and the date of corresponding resolution's approval (compilation date and No. of minutes): General Shareholders Meeting, Minutes No. 13 of 03 June 2003. The deal was provisionally approved by the Board of Directors on 13 November 2002. (Minutes No. 18).
Other information concerning the deal provided by the issuer at his own discretion: no other information.

Deal completion date: December 30, 2002
Subject and other important conditions of the deal: the granting of a loan by the issuer to Closed Joint-Stock Company Publishing House RosBusinessConsulting
Parties to the deal: Lender - OJSC RBC Information Systems; Borrower – Closed Joint-Stock Company Publishing House RosBusinessConsulting
The full and short commercial names of the entity or the surname, first name and patronymic of the individual recognised in accordance with the legislation of the Russian Federation interested in the completion of the deal: German Vladimirovich Kaplun, Alexander Moiseevich Morgulchik, Dmitry Gelievich Belik, Oleg Alexandrovich Dyatlov, Sergey Yurievich Lukin, Ekaterina Alexandrovna Lebedeva, Leonid Albertovich Khazan, Givi Mikhailovich Topchishvili, Yury Petrovich Mostovoy, Michael Hammon, Hans-Jörg Rudloff, Osbourne Neil.
The grounds upon which this person is recognised to be interested in the completion of the given deal: The persons shown are recognised to be interested as they were members of the Board of Directors of the issuers and their affiliated persons are the parties to the deal.
The full and abbreviated commercial names of the juridical entity or the surname, first name and patronymic of the individual recognised in accordance with the legislation of the Russian Federation interested in the completion of the deal: Yury Alexandrovich Rovensky
The grounds upon which this person is recognised to be interested in the completion of the given deal: The person shown is recognised to be interested as he is a member of the Board of Directors of the issuers and his affiliated person is a party to the deal.
The size of the deal (is shown in monetary form and as a stake of the book value of the issuer's assets on the end date of the last completed reporting period prior to the completion date of the deal and if the deal (group of interrelated deals) is for the offering by subscription or sale of common shares as a stake of common shares offered up to the date of the deal's completion and of common shares into which securities offered by the deal's completion date can be converted, converted into shares: 76,000,000 (Seventy six million) roubles 00 kopecks, which is 13.96% of the balance value of the issuer's assets on October 1, 2002.
The deadline for executing the commitments of the deal and also information concerning the execution of the given commitments: deal commitments have been executed
Administrative body of the issuer, which took the resolution concerning the deal's approval and the date of corresponding resolution's approval (compilation date and No. of minutes): General Shareholders Meeting, Minutes No. 13 of 03 June 2003.
Other information concerning the deal provider by the issuer at his own discretion: the size of the stake on the value of the loan was calculated based on a basic rate of 6% per annum.

Deal completion date: February 3, 2003.

Object and other important conditions of the deal: the granting of a loan by the issuer to Closed Joint-Stock Company Publishing House RosBusinessConsulting
Parties to the deal: Lender— OJSC RBC Information Systems; Borrower — Closed Joint-Stock Company Publishing House RosBusinessConsulting
The full and abbreviated commercial names of the juridical entity or the surname, first name and patronymic of the individual recognised in accordance with the legislation of the Russian Federation interested in the completion of the deal: German Vladimirovich Kaplun, Alexander Moiseevich Morgulchik, Dmitry Gelievich Belik, Oleg Alexandrovich Dyatlov, Sergey Yurievich Lukin, Ekaterina Alexandrovna Lebedeva, Leonid Albertovich Khazan, Givi Mikhailovich Topchishvili, Yury Petrovich Mostovoy, Michael Hammon, Hans-Jörg Rudloff, Osbourne Neil.
The grounds upon which this person is recognised to be interested in the completion of the given deal: The persons shown are recognised to be interested as they were members of the Board of Directors of the issuer and their affiliated persons are parties to the deal.
The full and abbreviated commercial names of the juridical entity or the surname, first name and patronymic of the individual recognised in accordance with the legislation of the Russian Federation interested in the completion of the deal: Yury Alexandrovich Rovensky
The grounds upon which this person is recognised to be interested in the completion of the given deal: The person shown is recognised to be interested as he was the general director of the issuer and his affiliated person is party to the deal.
The size of the deal (is shown in monetary form and as a stake of the book value of the issuer's assets on the end date of the last completed reporting period prior to the completion date of the deal and if the deal (group of interrelated deals) is for the offering by subscription or sale of common shares as a stake of common shares offered up to the date of the deal's completion and of common shares into which securities offered by the deal's completion date can be converted, converted into shares: 114,000,000 (One hundred and fourteen million) roubles 00 kopecks, which is 20.33% of the balance value of the issuer's assets on December 31, 2002.
The deadline for executing the commitments of the deal and also information concerning the execution of the given commitments: deal commitments have been executed
Administrative body of the issuer, which took the resolution concerning the deal's approval and the date of corresponding resolution's approval (compilation date and No. of minutes): General Shareholders Meeting, Minutes No. 13 of 03 June 2003.
Other information concerning the deal provider by the issuer at his own discretion: the size of the stake on the value of the loan was calculated based on a basic rate of 6% per annum.

Deal completion date: November 26, 2003.
Object and other important conditions of the deal: the granting of a loan by the issuer to RBC Investments (Cyprus) Ltd.
Parties to the deal: Lender - OJSC RBC Information Systems; Borrower – RBC Investments (Cyprus) Ltd.;
The full and short commercial names of the juridical entity or the surname, first name and patronymic of the individual recognised in accordance with the legislation of the Russian Federation interested in the completion of the deal: German Vladimirovich Kaplun, Alexander Moiseevich Morgulchik, Dmitry Gelievich Belik, Oleg Alexandrovich Dyatlov, Sergey Yurievich Lukin, Ekaterina Alexandrovna Lebedeva, Leonid Albertovich Khazan, Givi Mikhailovich Topchishvili, Yury Petrovich Mostovoy, Michael Hammon, Hans-Jörg Rudloff, Osbourne Neil.

The grounds upon which this person is recognised to be interested in the completion of the given deal: The persons shown are recognised to be interested as they were members of the Board of Directors of the issuer and their affiliated persons are parties to the deal.

The full and abbreviated commercial names of the juridical entity or the surname, first name and patronymic of the individual recognised in accordance with the legislation of the Russian Federation interested in the completion of the deal: Ровенский Юрий Александрович
The grounds upon which this person is recognised to be interested in the completion of the given deal: The person shown is recognised to be interested as he was the general director of the issuer and his affiliated person is party to the deal.
The size of the deal (is shown in monetary form and as a stake of the book value of the issuer's assets on the end date of the last completed reporting period prior to the completion date of the deal and if the deal (group of interrelated deals) is for the offering by subscription or sale of common shares as a stake of common shares offered up to the date of the deal's completion and of common shares into which securities offered by the deal's completion date can be converted, converted into shares: 117,500,000 (One hundred and seventeen million five hundred thousand) roubles 00 kopecks, which is 20.89% of the balance value of the issuer's assets on September 30, 2003.
The deadline for executing the commitments of the deal and also information concerning the execution of the given commitments: 180 days.
Administrative body of the issuer, which took the resolution concerning the deal's approval and the date of corresponding resolution's approval (compilation date and No. of minutes): The Board of Directors provisionally approved the deal and gave approval of the deal at the General Shareholders Meeting, Minutes No. 27 of 18 March 2004.
Other information concerning the deal provider by the issuer at his own discretion: the size of the stake on the value of the loan was calculated based on a basic rate of 1% per annum.

7.7. Information concerning the size of accounts receivable

Name of accounts receivable	Payment maturity						
	Total	up to 30 days	from 30 to 60 days	from 60 to 90 days	from 90 to 180 days	from 180 days to 1 year	over 1 year
Accounts receivable, total, roub.							
2000	42	42	0	0	0	0	0
2001	4	4	0	0	0	0	0
2002	13,004	0	0	0	13,004	0	0
2003	649	0	649	0	0	0	0
including: Overdue, roub.							
2000	0	0	0	0	0	0	0
2001	0	0	0	0	0	0	0
2002	0	0	0	0	0	0	0
2003	0	0	0	0	0	0	0
From buyers and customers, roub.							
2000	0	0	0	0	0	0	0
2001	0	0	0	0	0	0	0
2002	0	0	0	0	0	0	0
2003	23	0	23	0	0	0	0

Accounts receivable, roub.							
2000	0	0	0	0	0	0	0
2001	4	4	0	0	0	0	0
2002	1,260	1,260	0	0	0	0	0
2003	0	0	0	0	0	0	0
Indebtedness of subsidiaries and dependent companies, roub.							
2000	0	0	0	0	0	0	0
2001	0	0	0	0	0	0	0
2002	514	514	0	0	0	0	0
2003	626	0	626	0	0	0	0
Indebtedness of members (founders) by payment to capital stock, roub.							
2000	42	42	0	0	0	0	0
2001	0	0	0	0	0	0	0
2002	0	0	0	0	0	0	0
2003	0	0	0	0	0	0	0
Advances given, roub.							
2000	0	0	0	0	0	0	0
2001	0	0	0	0	0	0	0
2002	10,705	0	0	0	10,705	0	0
2003	0	0	0	0	0	0	0
Other debtors, roub.							
2000	0	0	0	0	0	0	0
2001	0	0	0	0	0	0	0
2002	522	0	0	0	522	0	0
2003	0	0	0	0	0	0	0

Debtor, the share of which accounts for more than 10 percent of the total accounts receivable statement at the end of 2003:
Full company name: ***Closed Joint-Stock Company RBC-TV***
Abbreviated company name: ***Closed Joint-Stock Company RBC-TV***
Location: ***75/9 Leninsky Avenue, 119261Moscow***
Sum accounts receivable: ***360,000 roub.***
Overdue creditor indebtedness: ***none***
Closed Joint-Stock Company RBC-TV is an affiliated person of OJSC RBC Information Systems
The issuer's share in the capital stock of the affiliated person - commercial organisation: ***100%;***
Stake of the affiliated person's common shares belonging to the issuer: ***100%***
Stake participation of the affiliated person in the capital stock of the issuer: ***none***
Stake of the issuer's common shares belonging to the affiliated person: ***none***

VIII. Issuer's Financial Statements and Other Financial Information

8.1. Issuer's annual financial statements

The composition of the issuer's annual financial statements appended to the securities prospectus is shown:

a) ***The issuer's financial statements for 2001-2003 are contained in the appendix to the share prospectus (forms nos. 1-5, explanatory note and audit report)***

b) ***The appendix of the current share prospectus contains consolidated financial statements for 2001-2002 compiled according to the International Accounting Standards. The issuer's consolidated financial statements for 2003 compiled according to the International Accounting Standards were still not completed on the date of the approval of the securities prospectus.***

8.2. Issuer's quarterly financial statements for the last completed reporting quarter

Coincides with the financial statements for 2003

8.3. Consolidated financial statements for the last three completed financial years or for each completed financial year

The composition of the issuer's consolidated financial statements appended to the securities prospectus is shown:

a) not available

6) Consolidated report for 2001-2002 (see appendix) compiled to the International Accounting Standards and comprising of: independent auditor's report, consolidated profit and loss statement, consolidated balance sheet, consolidated cash flow statement, consolidated capital transfer statement and comments on the consolidated financial statements.

8.4. Information concerning the overall export value and the stake of overall sales volume represented by export

The issuer does not export products.

8.5. Information concerning significant changes to the issuer's property composition after the end of the last completed financial year

There were no significant changes to the issuer's property composition after the end of 2003 to the date of the approval of the securities prospectus.

8.6. Information concerning the issuer's participation in legal proceedings if this participation might significantly affect the financial and economic activity of the issuer

The issuer has not been involved in significant legal proceedings.

IX. Details on the procedure and offering conditions of issue securities

9.1. Information on offered securities

9.1.1. General Information

It is shown:
Type of offered securities (shares, loan securities, issuer stock option plans):
Shares
Category
Common
Nominal value of each offered security
0.001 (Zero whole and one thousandth) roubles
The number of offered securities and their volume by nominal value (in the event that the presence of the offered securities' nominal value is foreseen by the legislation of the Russian Federation): ***15,000,000 (Fifteen million) units, overall volume by par value 15,000 (fifteen thousand) roubles.***
Form of offered securities: ***registered non-documentary***
Information concerning the person, who enters the holders of the issuer's registered securities in the register: Full company name: ***Closed Joint-Stock Company IRKOL***
Short company name: ***Closed JSC IRKOL***
Location: ***Bldg. 1, 3/4 Boyarsky Lane, 107078 Moscow***
Postal address: ***Bldg. 1, 3/4 Boyarsky Lane, 107078 Moscow,***
Tel.: ***(095) 208-15-15, 207-15-15*** Fax: ***(095) 208-34-34***
Email address: ***corp@ircol.ru***
Security offering method: ***Public offering***
The rights granted to each security of the issue:
Point 8.7 of the issuer's Articles of Association:
"General rights of holders of shares of all categories (types):
to dispose of the shares belonging to him without the permission of other shareholders and the Company;
the Company's shareholders have the preemptive right to purchase additional shares and issue securities converted into shares offered by public subscription in a quantity proportional to the quantity of shares of this category (type) belonging to them;
the Company's shareholders who have voted against or did not participate in voting on the issue of distributing issue securities converted into shares by private offering, have the preemptive right to purchase additional shares and issue securities converted into shares,

offered by private offering in a quantity proportional to the quantity of shares of this category (type) belonging to them. This right does not cover the offering of shares and other issue securities converted into shares, effected by private offering exclusively among shareholders, if at the same time shareholders have the possibility of purchasing the full number of offered shares and other issue securities converted into shares in a quantity proportional to the quantity of shares of this category (type) belonging to them;

receive a share of the net profit (dividends) designated for offering among shareholders as is set out by the law and statue in accordance with the category (type) of shares held;

receive a part of the Company's property (liquidated quota) that remains after the liquidation of the Company in proportion to the number of shares held of the corresponding category (type);

have access to the Company's documents as is set out by the law and the Articles of Association and to receive a copy of these on payment;

execute other rights set out by legislation, the Articles of Association and resolutions of the General Shareholders Meeting made in accordance with his compensation".

Point 8.8 of the issuer's Articles of Association:

"Each of the Company's common shares has an equal par value and gives the shareholder (its holder) an equal number of rights".

Point 8.9 of the issuer's Articles of Association:

"Shareholders holding common shares of the Company can, in accordance with the Federal Act "On Joint-Stock Companies", participate in the General Shareholders Meeting with voting rights on all issues of its competence, they also have the right to receive dividends and, in the event of the liquidation of the Company, the right to receive a part of its property (liquidation quota)".

Point 8.13 of the issuer's Articles of Association:

"A share is a voting share giving its holder the right to vote on all issues that are the competence of the General Meeting or on separate issues specified in federal law. Voting on all issues that are the competence of the General Meeting are:

fully paid up common shares, except for shares, which are under the control of the Company".

Point 8.15 of the issuer's Articles of Association:

"Shares with voting rights on all issues that are the competence of the general meeting give their holder the right to:

take part in voting (including postal) at the General Shareholders Meeting on all issues of its competence;

nominate candidates to the Company's bodies as set out in and according to the conditions of the law and the Articles of Association;

make suggestions for the agenda of the annual General Shareholders Meeting as set out in and according to the conditions of the law and the Articles of Association;

request a list of the people that have the right to participate in the General Shareholders Meeting for inspection as set out in and according to the conditions of the law and the Articles of Association;

access to financial statement documents as set out in and according to the conditions of the law and the Articles of Association;

request the convening of an extraordinary General Shareholders Meeting, Revision Commission verification of the Company's financial and economic activity as set out in and according to the conditions of the law and the Articles of Association;

request that the Company buys up all or a part of the shares belonging to him in the events set out by the law."

Point 13.14 of the issuer's Articles of Association:

"Shareholders (a shareholder), who, in total, hold(s) at least 2 percent of the Company's voting shares have the right to add issues to the agenda of the annual general shareholders' meeting

and nominate candidates to the Board of Directors and the Revision Commission of the Company the number of which cannot exceed the numeric composition of the corresponding body defined in the Company's Articles of Association."
Point 13.23 of the issuer's Articles of Association:
"An extraordinary General Shareholders Meeting is held on the resolution of the Board of Directors of the Company on the basis of its own initiative, the request of the Revision Commission of the Company, the Auditor of the Company and also of the shareholders (shareholder) holding at least 10 percent of the voting shares of the Company on the date of placing the request".
Point 16.3 of the issuer's Articles of Association:
"The Company or a shareholder (shareholders) holding a total of at least 1 percent of the Company's common shares has the right to take legal action against a member of the Board of Directors of the Company, the sole executive body of the Company (the General Director) concerning the compensation of losses caused by the Company, in the event set out in point 2, article 71 of the Federal Act "On Joint-Stock Companies"".
Point 17.6 of the issuer's Articles of Association:
"The verification (auditing) of the Company's financial-economic activity is executed on the results of the Company's activity over one year and also at any time on the initiative of the Company's Revision Commission, the resolution of the General Shareholders Meeting, the Board of Directors of the Company or on the request of the Company's shareholder (shareholders) holding at least 10 percent of the Company's voting shares in total."
Point 19.1 of the issuer's Articles of Association:
"The Company must guarantee the shareholders access to the documents set out in point 1, article 89 of the Federal Act "On Joint-Stock Companies." Shareholders (a shareholder) holding a total of at least 25 percent of the Company's voting shares have the right to access to financial statements and collegial executive body meeting minutes."
The body of the issuer, which has approved the resolution of an issue (additional issue) of securities and their prospectus and also the date (dates) of approval: ***Board of Directors, 23.04.2004***
In the even that the resolution of an issue (additional issue) of securities establishes the share of securities, the non distribution of which would cause the issue of securities to be abortive, the size of such a share is shown as a stake of the total number of securities of the issue: ***no share established.***

9.2. Price (price determination procedure) of issue securities offering

The price ***of distributing an additional share issue including the price of distributing shares to persons, who figure on the list of persons having the preemptive right to purchase shares, is determined by the Board of Directors of the issuer during the period from the date of the state registration of the additional share issue to the date share offering begins. The communication of the price of the offering shares is disclosed by the issuer in the news bulletins of the information agencies AKM and Interfax and on the issuer's website: www.rbcinfosystems.ru not later than the start date of the securities offering (the disclosure of information on the issuer's website is effected after the disclosure of information in the news bulletins).***

9.3. Presence of preemptive rights to purchase issue securities being offered

In accordance with articles 40 and 41 of the Federal Act "On Joint-Stock Companies," the issuer's shareholders have the preemptive right to purchase additional shares being offered by

public subscription in a quantity that is proportional to the number of common shares of the issue, which they hold.
Date of compilation of the list of persons having the preemptive right to purchase additional shares: the date approval by the issuer of the resolution to increase capital stock through an additional common share offering (12 January 2004)
The number of people having the preemptive right to purchase additional shares exceeds 500.

Procedure for notifying of the possibility of exercising the preemptive right to purchase securities being offered:

In accordance with article 41 of the Federal Act "On Joint-Stock Companies" and issuer's Articles of Association, following the date of the state registration of the additional share issuer, the issuer informs the shareholders of the possibility of exercising the preemptive right to purchase shares through the publication of a Notification of the Possibility of Exercising the Preemptive Right to Purchase Shares (hereafter Notification) in the news bulletins of the information agencies AKM» and Interfax and **in the newspaper Rossiyskaya Gazeta (after the publication of the Notification in the news bulletins of the information agencies** ***AKM and Interfax.)***

The Notification should contain:

- ***the number of shares being offered;***
- ***the price of the shares being offered or the procedure for determining this;***
- ***the procedure for determining the number of securities, which each shareholder has the right to purchase, calculated in the following way:***

$$A = \frac{K \bullet 15\,000\,000}{100\,000\,000}$$

where

A is the maximum number of additional shares, which a shareholder has the right to purchase;
K is the number of shares held by the shareholder;
15 000 000 – the number of shares being offered;
100 000 000 - the number of shares in the capital stock.
In the event that when calculating the maximum number of shares, which a shareholder has the right to purchase, according to the procedure for exercising preemptive rights using the abovementioned formula, a fractional number is obtained, such a maximum number can be shown on the application as a vulgar fraction.

- ***start date of the offering;***
- ***expiry date of the preemptive right, which is 45 days from the moment of publication of the Notification in the newspaper Rossiyskaya Gazeta;***
- ***information concerning the place, where shareholders can familiarise themselves with the content of the resolution on the additional issue of securities and the securities' prospectus.***

Procedure for exercising the preemptive right to purchase securities being offered:
In accordance with articles 40 and 41 of the Federal Act "On Joint-Stock Companies," the issuer's shareholders have the preemptive right to purchase additional shares being offered by public subscription in a quantity that is proportional to the number of common shares of the issue, which they hold. A list of the persons having the preemptive right to purchase shares is compiled on the basis of the data contained the register of shareholders of the issuer on the

date of the approval of the resolution on the increase in capital stock through the offering of additional common shares (12 January 2004). A shareholder has the right to either fully or partially exercise his preemptive right to purchase additional shares in OJSC RBC Information Systems by sending the issuer a written application to purchase shares with the original or a notarised copy of the document testifying that payment has been received for the shares purchased (hereafter the Application).

The Application can be submitted to the issuer from the date of publication of the Notification to the date expiry date of the preemptive right.

The Application should contain:

- ***the heading: Application for the preemptive purchase of shares in Open Joint-Stock Company RBC Information Systems;***
- ***name (full company name) of the shareholder;***
- ***tax identification no. (given when exists for individuals);***
- ***indication of the place of residence (location) of the shareholder;***
- ***for individuals the indication of passport information (date, year and place of birth, series, no. date and place of issue of passport);***
  for legal entities the indication of the no., date and place of issue of the certificate of state registration of the legal entity and also proof of the inclusion of the legal entity in the Singe State Register of Legal Entities;
- ***no. of the personal account in the register for the entry of the shares purchased into it;***
- ***indication of the number of shares purchased;***
- ***indication of the value of monetary funds transferred as payment for the shares purchased;***
- ***The shareholder's banking instructions (information concerning the bank account or bank card) or information on how, should the need to return monetary funds arise, the shareholder would prefer to receive monetary funds through the Company's cash department);***
- ***indication in an attachment to the Application document, proving that the shares, which the shareholder intends to purchase have been paid for.***

The Application should be signed by the shareholder or his Attorney-in-Fact acting on the basis of Power-of-Attorney (signature of the executive officer and stamp for legal entities and signature for individuals). In the event that the Application is signed by the Attorney-in-Fact by Power-of-Attorney, the original or notarised copy of the completed Power-of-Attorney should duly be attached.

The Application and documents appended to it should be provided to the address below by the shareholder or by his agent with duly certified Power-of-Attorney for the right to represent the interests of the shareholder:

Bldg. 1, 78 Profsouznaya Street, 117393 Moscow on any day from Monday to Friday from 9am to 6pm starting from the date of the publication of the Notification to the expiry date of the preemptive right to purchase shares.

The submission of an application by a person having the preemptive right to purchase shares is executed during the period of 45 calendar days from the date of publication of the Notification in the newspaper Rossiyskaya Gazeta (hereafter the expiry date of the preemptive right).

The issuer ranks the Applications received on a daily basis (working days) by the time of their arrival (starting from the earliest) and creates an application to purchase securities reception register.

The application to purchase securities reception Register compiled by the issuer should contain the conditions of each application: the purchase price, number of securities purchased, the date of the application's submission and also the name or surname and patronymic of the applicant.

The offering of shares on the basis of Applications takes place after the approval of the application to purchase securities reception Register by the issuer's financial consultant beginning on the date of the start of the securities offering.
The issuer sends a transfer order concerning the entry of the additional issue shares in the personal account of the shareholder, for the number shown in the Application, but in general, not exceeding the maximum number of shares, which the shareholder has the right to purchase when exercising his preemptive right. The submission by the issuer of the transfer order is an acceptance of the offer of person exercising the preemptive right to purchase shares. The sales purchase contract is considered to be complete from the moment the issuer passes the corresponding transfer order to the registrar.
In the event that:

- ***the Application does not permit the identification of the person, in the name of which the Application is submitted or the person submitting the Application does not have the preemptive right to purchase additional issue shares;***
- ***the number of shares, which the shareholder wishes to purchase shown in the Application, exceeds the number of shares, which the given shareholder has the right to purchase whilst exercising the preemptive right to purchase shares;***
- ***the shareholder has not presented the document confirming payment of shares purchased in accordance with what has been established in the current issue resolution;***
- ***the shareholder has not paid the full sum for the shares;***
- ***the Application does not show the number of shares to be bought.***

The issuer informs the shareholder within 3 (three) days from the moment of receiving the Application, of the impossibility of effecting the preemptive right on the conditions shown in the Application indicating the corresponding reasons. The monetary funds transferred by such a shareholder should be returned in accordance with procedure shown in the Application within 5 days of the date of receiving the Application if the shareholder does not send a new Application with amendments to the insufficiencies impeding the execution of the Application before this period expires. In the event that information on the procedure for returning monetary funds was not contained in the Application, the return of paid monetary funds shall be on the request of the shareholder.
The shareholder has the right to submit the Application again having amended the reasons for which the sale by preemptive right was not possible no later than the expiry date of the preemptive right.

Procedure for summing up the exercising of the preemptive right to purchase offered securities:
No later than 5 days from the expiry date of the preemptive right to purchase shares, the Board of Directors of the issuer confirms the results of the share offer executed by preemptive right.

Procedure for disclosure of information on the results of performance of the preemptive right of purchase of distributed securities:
The disclosure of information on the results of performance of the preemptive right of purchase of the shares shall be published by the issuer in the news bulletins of the Interfax and AKM information agencies not later than 5 (five) days since the date of composition of Minutes of the issuer's Board of Directors meeting where it was resolved to summarize performance of the preemptive right of purchase of the shares and on the web-page of the issuer at www.rbcinfosystems.ru after publication of the report in the news bulletins.

9.4 Limitations on purchase and trade of distributed emissive securities.

No limitations.
In accordance with the Federal Act "On Securities Market" and the Federal Act "On Protection of Rights and Legal Interests of Investors" the following is prohibited:
securities trade until payment in full of the securities and the state registration of the report upon results of the shares issue ;
advertise and/or offer to general public the securities of issuers not disclosing the information in the scope and in accordance with the procedure stipulated by the legislation of the Russian Federation on securities and normative acts of the Russian Federal Commission for Securities Market.

9.5 Information on price dynamics for the issuer's emission securities

OJSC RBC Information Systems common registered non-documentary shares ***are traded on the following exchanges:***
Stock Exchange RTS Non-Commercial Partnership (hereinafter RTS) and Closed Joint-Stock Company Moscow Interbank Currency Exchange.
RTS share trade data are cited.
Stock Exchange RTS NP: the issuer's shares are traded in the RTS Classic Market system since May 7, 2002, since May 30, 2002 they are included into Quotation list "A" of Tier 2.

Year	Quarter	Minimum price, US dollar	Maximum price, US dollar	Number of transactions	Weighted average price US dollar
2002	***II***	***0.85***	***1***	***35***	***0.94778***
2002	***III***	***0.5***	***0.81***	***23***	***0.75313***
2002	***IV***	***0.55***	***0.65***	***11***	***0.6095***
2003	***I***	***0.615***	***0.86***	***10***	***0.77286***
2003	***II***	***0.84***	***1.25***	***12***	***1.03097***
2003	***III***	***1.2***	***1.61***	***54***	***1.38751***
2003	***IV***	***1.46***	***2.12***	***28***	***1.90124***
2004	***I***	***2.05***	***2.3***	***13***	***2.18335***

full company name: ***Stock Exchange RTS Non-Commercial Partnership***
location: ***5/15 Chayanova St., Moscow, 125267***

9.6 Information on persons rendering services related to emission securities distribution and/or distribution management.

Such persons haven't been engaged.

9.7 Information on potential purchasers of emission securities.

Shares of additional issue are distributed by public offering; the circle of potential buyers isn't restricted.

9.8 Information on trade organizers at the securities market, including stock

exchanges where offered emission securities are supposed to be offered and/or traded.

Shares of this issue are not planned to be offered through exchange stock or market maker. The offered shares are an additional issue of common registered shares of OJSC RBC Information Systems 1-03-05214-A which are traded through Stock Exchange RTS NP and CJSC Moscow Interbank Currency Exchange.

The following information shall be disclosed on each stock exchange or other trade organizer mentioned in this clause:

Full and brief company names (name for non-commercial organization): ***Stock Exchange RTS NP***

Location: ***5/15 Chayanova St., Moscow, 125267***

Number, date of issuance and expiry date of the license of trade organizer for the performance of trade organizing activity on the securities market, the issuing body:

- ***License of stock exchange for performance of trading-related managerial activities on the securities market No. № 077-06380-000001 dd. January 14, 2003 without limitation of validity term issued by the Russian Federal Commission on Securities Market.***
- ***License of the professional participant of the securities market for performance of trading-related managerial activities No. № 077-05881-000001 dd. March 12, 2002 without limitation of validity term issued by the Russian Federal Commission on Securities Market.***
- ***License for organizing exchange trade on the Russian Federation territory at standard contracts desk No. № 116 dd. December 15, 2000 without limitation of validity term issued by the Russian Federation Ministry for Antimonopoly Policy and Support of Enterpreneurship.***

Full and brief company names: ***Closed Joint-Stock Company Moscow Interbank Currency Exchange, CJSC MICEX***

Location: ***13 Bolshoy Kislovskiy Lane, Moscow, 125009***

Number, date of issuance and expiry date of the license of trade organizer for the performance of trade organizing activity on the securities market, the issuing body:

- License of the professional participant of the securities market for performance of organizing trade activity on the securities market No. 077-05870-000001 dd. February 26, 2002 without limitation of validity term. Licensing body: the FCSM of Russia.

- License of the professional participant of the securities market for performance of clearing activity No. 077-05869-000010 dd. February 26, 2002 without limitation of validity term. Licensing body: the FCSM of Russia.

9.9 Information on possible change of stockholders' stake in the issuer's capital stock as a result of emission securities offering.

The extent of change of shareholder's stake is stated percentage wise and is calculated with respect to authorized capital amount of OJSC RBC Information Systems on the date of certification of the securities prospectus.

Shareholder's stake can decrease by 15% with respect to stock capital amount of the Company on the date of approval of this Prospectus in case such a shareholder doesn't use his preemptive right of purchase of the shares.

The extent of change of market share of a shareholder is stated percentage wise and is calculated with respect to the quantity of offered shares of OJSC RBC Information Systems of appropriate type on the date of approval of the Securities Prospectus.

Shareholder's stake can decrease by 15% with respect to the extent of the issuer's offered securities on the date of approval of this Prospectus in case such a shareholder doesn't use his preemptive right of purchase of the offered shares.

9.10. Information on expenses related with the securities emission.

The following is indicated:

General extent of the issuer's expenses related to the securities emission:

The amount of expenses shall not exceed 40 000 US dollars or 0.13% of the amount of obtained funds and in general will consist of the expenses on publication of information related to the present additional issue of shares and commission payable to the financial advisor on the securities market.

The amount of paid tax and/or amount of levies collected in the accordance with the legislation of the Russian Federation on emission-related taxes and levies during securities emission: ***30 (thirty) rubles.***

9.11 Information on means and procedure of return of the money invested into distributed emission securities in case of the issue of emission securities (additional issue) being declared ineffective or void as well in other cases stipulated in Legislation of the Russian Federation.

Return of the money invested into distributed bonds in case of the bonds issue being declared void as well as in other cases stipulated by the legislation of the Russian Federation is performed in accordance with Regulation "On the Procedure for the Repayment to Securities Holders of Monetary Funds (or other Property) Received by the Issuer in Payment for Securities Whose Issue Has Been Found Ineffective or Void", approved by the Resolution of the FCSM of Russia No. 36 dd. September 8, 1998.

The procedure of securities retirement and return of the invested assets to the securities holders shall be performed in the following order:

- establishment by the issuer of a commission on organization of security retirement and return of the invested assets to the holders of securities (hereinafter Commission);

- determination of the total quantity of securities subject to retirement and the extent of the investment means that should be returned to holders of securities;

- determination of the total quantity of securities subject to retirement of each holder of the securities and the extent of the investment means that should be returned to holders of securities;

- disclosure of information on the procedure of the securities retirement and return of the invested assets to the holders of securities;

- retirement of securities including collection of securities certificates in case of documentary form of securities.

- refund of invested funds to the holders of securities.

The Commission shall perform notification of holders of securities as well as nominal holders of securities not later then 2(two) months since the date of receiving of notice about cancellation of state registration (hereinafter referred to as Notification). Such Notification should contain the following information:

- ***full company name of the issuer of securities;***
- ***name of registration authority which passed a resolution to declare the issue of securities to be ineffective;***
- ***name of the court, date of drawing up judicial act that declares securities issue to be invalid, date of judicial act about securities issue invalidity coming into effect;***
- ***full depositary name, location of depository for mail delivery;***
- ***type, category(class), series and form of securities, state registration number of securities issue and date of state registration, name of registration authority which performed the state registration of the securities issue that was declared ineffective and void;***
- ***date of cancellation of state registration of securities issue;***
- ***surname, first name, patronymic (full company name) of securities holder;***
- ***domicile (address for mail delivery) of securities holder;***
- ***holder category (first and(or) other purchaser);***
- ***quantity of holder's securities subject to retirement with indication of type, category (class), series;***
- ***extent of investment funds subject to refund to securities holder;***
- ***procedure and terms of securities retirement and return of the invested funds;***
- ***signification that it is not allowed to effect securities transactions with state registration of the securities issue being void;***
- ***signification that return of the invested funds will be performed only after depositary performing mandatory deposit provides bonds certificate;***
- ***address where the application for return of the invested assets shall be send and contact phones of the issuer.***

The form of application of securities holder for investment means refund shall be attached to the Notification.

Commission is also obliged to publish the information on procedure of securities retirement and investment means refund. The information should be published in periodical which is available to the majority of holders of the securities subject to retirement and also in the Appendix to the Bulletin of the Federal Commission on Securities Market.

The received form of application for return of the invested assets shall be filled in by the holder of the retired securities and shall be send to the issuer no later then 10 (ten) days since the date of receiving of the Notification by securities holder.

The application shall be signed by the holder of retired securities or his Attorney-in-Fact. In case the application being signed by the Attorney-in-Fact the documents confirming his authorities shall be attached.

In case of disagreement with the extent of return of the invested funds the holder of securities can send to the issuer an appropriate application no later than 10 (ten) days since the date of receiving the Notification. The application shall contain the reasons of securities holder's disagreement and also the documents confirming his arguments.

Securities holder has a right to file a claim in court for the return of the invested funds from the issuer without sending in advance an application of disagreement with extent and conditions of return of the invested funds.

Return of the invested funds is performed by means of placing to securities holder's account or by other means stipulated by the legislation of the Russian Federation or agreement between the issuer and securities holder.

Retirement of securities (including return of bonds certificate) shall be performed not later than 4 (four) months since the date of receiving of written notice about cancellation of state registration of securities issue. Though the term of return of invested funds cannot exceed 1(one) month.

In case of non-performance or improper performance of return of funds received as a payment of distributed shares issuer shall pay to the person who purchased the shares a fine in the extent of 0.01% of unreturned or untimely returned amount for each day of the return delay though in total no more than 10% of the amount to be returned.

The issuer proposes to perform the return of assets using the following accounts in the lending agencies stated below:

CB Makprombank LLC
Taxpayer ID 7736022535
BIC 044552522
correspondent acct 30101810400000000522
settlement acct 40702810000000000403

X. Additional information on the issuer and securities offered by the issuer.

10.1 Additional information on issuer

10.1.1. Information on extent, structure of capital stock (unit fund) of the issuer.

The extent of capital stock of OJSC RBC Information Systems on the date of securities prospectus confirmation is 100 000 (a hundred of thousand) roubles.

The authorized capital consists of 100 000 000 (a hundred of million) of common registered shares,

par value of 0.001 (zero point one thousandth) roubles.

No senior stock present.

The shares of OJSC RBC Information Systems are not traded outside the Russian Federation.

10.1.2. Information on change of extent of capital stock (unit fund) of the issuer.

	2000	2001	2002	2003
Authorized capital extent	***84 000***	***84 000***	***100 000***	***100 000***
Number of shares in circulation,	***840***	***84 000 000***	***100 000 000***	***100 000 000***
- common	***840***	***84 000 000***	***100 000 000***	***100 000 000***
- senior	***0***	***0***	***0***	***0***

At general shareholders meeting ( ) it was decided to increase authorized capital from 84 000(eighty-four thousand roubles up to 100 000 (a hundred of thousand) roubles by means of issue of 16 000 000 (sixteen million) additional shares, par value of 0.001 (zero point one thousandth) rubles for each share.

10.1.3. Information on formation and utilizing of surplus fund and other funds of the issuer.

Fund name: Surplus fund

Extent of the fund is prescribed by constituent documents: 5 percent of authorized capital of the Company.

Extent of the fund in money terms on the date of end of each financial year and in terms of percentage of authorized capital (surplus fund):

2000 – 0;

2001 – 0;

2002 – 0;

2003 – 5 000 (five thousand) roubles that is 5% of authorized capital of the Company.

Extent of deductions into the fund in the course of each accomplished financial year:

2000 – 0;

2001 – 0;

2002 – 0;

2003 – 5 000 (five thousand) rouble

Extent of fund assets used in the course of each accomplished financial year and destination of draft on fund: there have been no draft on surplus fund.

The issuer doesn't have other funds.

10.1.4. Information on the order of calling and holding a conference (meeting) of the issuer's supreme governing body

Name of the issuer's supreme governing body: general shareholders meeting
Order of informing shareholders (participants) of holding a conference (meeting) of the issuer's supreme governing body:

Announcement on holding general shareholders meeting must be made not later than 20 days, and announcement on holding general shareholders meeting agenda of which contains the issue of Company's reorganisation – not later than 30 days before the date of its holding.

Within the mentioned terms announcement about holding general shareholders meeting must be published in the newspaper Rossiyskaya gazeta.

In case of suspension of activity by the newspaper Rossiyskaya gazeta, announcement about holding general shareholders meeting must be published in the newspaper Vedomosti.

Company has right to send announcement about holding general shareholders meeting to every person, mentioned in the list of persons who have the right to participate in the general shareholders meeting, by registered letter or by handing to each of above-mentioned persons who must verify this fact by their signatures.

Persons (bodies) who have the right to call (demand for holding) extraordinary meeting (session) of the issuer's supreme governing body, as well as order of sending (making) such demands:

Extraordinary general shareholders meeting is held upon Resolution of the Company's Board of Directors based on its own initiative, upon demand of the Company's Revision Commission, the Company's auditor, as well as shareholders (shareholder) who own not less than 10 percent of Company's voting shares on the date of filing the demand.

Demand for holding an extraordinary general meeting can be sent by regular letter or any kind of regular postal item, by registered letter or any kind of registered postal item, as well as handed to Company which must verify this fact by signature.

Order of defining the date of holding conference (meeting) of issuer's supreme governing body:

Extraordinary general shareholders meeting called upon demand of the Company's Revision Commission, the Company's auditor or shareholders (shareholder) who own not less than 10 percent of the Company's voting shares must be held in 40 days from the date of submitting the demand for holding an extraordinary general shareholders meeting.

If the proposed agenda of extraordinary general shareholders meeting contains an issue of electing members of the Company's Board of Directors (supervisory board) who are to be

elected by cumulative voting, such general shareholders meeting must be held in 70 days from the date of submitting the demand for holding extraordinary general shareholders meeting..

The Company is obliged to hold general shareholders meeting annually not earlier than 2 months and not later than 6 months after the end of financial year.

Persons who have the right to make proposals for agenda of the conference (meeting) of issuer's supreme governing body, as well as order of making such proposals:

Shareholders (shareholder) who as a whole own not less than 2 percent of the Company's voting shares have right to make proposals for agenda of annual general shareholders meeting and to nominate candidates for the Company's Board of Directors and audit commission, number of which cannot exceed number of members of the corresponding body, as defined in the Company statute.
Such proposals have to be received by the Company not later than in 30 days after the end of financial year.

Proposals on inserting issues into agenda of the annual general shareholders meeting and on candidates' nomination are made in writing with indication of names (titles) of shareholders (shareholder) who has submitted them, number and category (type) of shares belonging to them and must be signed by shareholders (shareholder).

Irrespectively of who initiated an extraordinary general shareholders meeting, if the proposed agenda of extraordinary meeting contains an issue of electing members of the Company's Board of Directors who are to be elected by cumulative voting, shareholders (shareholder) who as a whole own not less than 2 percent of the Company's voting shares have right to nominate candidates for company's Board of Directors, number of which cannot exceed number of members of the Company's Board of Directors. Such shareholders' proposals have to be received by the Company not less than 30 days before the date when extraordinary meeting is held.
Persons who have the right to familiarise themselves with information (materials), presented for preparation and holding of conference (meeting) of issuer's supreme governing body, as well as order of familiarising with such information (materials):

The information (materials) subject to be granted to persons who have the right to participate in general shareholders meeting while the Company's general shareholders meeting is prepared, includes the following: annual accounting reports, including auditor's statement, statement of the Company's Reserve Commission on the results of verification of annual accounting reports, data on candidate (candidates) for the Company's executive bodies, Board of Directors, the Company's Reserve Commission and the Company's auditors, draft of alterations and addenda introduced into the Company's Articles of Association, or draft the Company's Articles of Association in new edition, the Company's draft domestic documents approved by general shareholders meeting, draft statements of general shareholders meeting, and the Company's losses in the end of financial year, as well as other documents approved by resolution of the Company's Board of Directors.

Information (materials) subject to be granted to persons who have right to participate in general shareholders meeting while Company's general shareholders meeting is prepared, 20 days, and in case when agenda of general shareholders meeting contains the issue of Company's reorganisation – 30 days before holding general shareholders meeting is granted to persons who have the right to participate in general shareholders meeting for getting familiarised in the premises of company's executive body and in other places, addresses of

which are mentioned in the announcement about holding general shareholders meeting, as well as at the Company's web-page www.rbcinfosystems.ru.

Above-mentioned information (materials) is available to persons who participate in general shareholders meeting while it is held.

Upon request of a person who has the right to participate in general shareholders meeting, the Company grants him/her copies of the abovementioned documents and (or) grants him/her the abovementioned documents via e-mail. Pay collected by the Company for granting these copies cannot exceed expenses for their making.

10.1.5. Information on commercial organisations in which the issuer owns not less than 5 percent of capital stock (share fund) or not less than 5 percent of common shares

Full company name: ***"RBC Information Systems (Europe)" N.V.***
Brief company name: ***"RBC Information Systems (Europe)" N.V.***
Location: ***Netherlands, Schelmseweg 1, 6861WP Oosterbeek***
Postal address: ***Netherlands, Postbus 30, 6930AA Westervoort***
Issuer's share in authorised capital of body corporate: ***100 %***
Share of this person in issuer's authorised capital: ***does not have a share***
Share of the issuer's common shares: ***does not have***
Board of Directors: ***was not formed due to absence of resolution passed by the appropriate body.***
Collegial executive body: ***not stipulated***
Sole executive body: ***General Director***

Jacob van der Molen
Born: ***1948***
Stake of this person in the issuer's capital stock: ***none***
Stake of issuer's common shares: ***none***

Full company name: ***Closed Joint-stock Company RBC SOFT***
Brief company name: ***CJSC RBC SOFT***
Location: ***75/9 Leninsky Ave., Moscow 119261***
Postal address: ***75/9 Leninsky Ave., Moscow 119261***
Issuer's stake in the capital stock of the legal entity: ***100 %***
Common shares of the legal entity belonging to the issuer: ***100 %***
Stake of this person in the issuer's capital stock: ***none***
Stake of the issuer's common shares: ***none***
Board of Directors: ***Board of Directors' functions are performed by the general shareholders meeting.***
Collegial executive body: ***not stipulated***
Sole executive body: ***General Director***
Alexey Viktorovich Kuzovkin
Born: ***1975***
Stake of this person in the issuer's capital stock: ***none***
Stake of the issuer's common shares: ***does not have***

Full company name: ***Closed Joint-stock Company RBC HOLDING***
Brief company name: ***CJSC RBC HOLDING***
Location: ***75/9 Leninsky Ave., Moscow 119261***
Postal address: ***75/9 Leninsky Ave., Moscow 119261***

Issuer's stake in the capital stock of the legal entity: ***100 %***
Common shares of the legal entity belonging to the issuer: ***100 %***
Stake of this person in the issuer's capital stock: ***none***
Stake of the issuer's common shares: ***does not have***
Board of Directors: ***Board of Directors' functions are performed by General shareholders meeting.***
Collegial executive body: ***not stipulated***
Sole executive body: ***General Director***
Ekaterina Alexandrovna_Lebedeva
Born: ***1971***
Stake of this person in the issuer's capital stock: ***does not have***
Stake of issuer's common shares: ***does not have***

Full company name: ***Closed Joint-stock Company ROSBUSINESSCONSULTING***
Brief company name: ***CJSC ROSBUSINESSCONSULTING***
Location: ***Suite 603t, 84/32 Profsoyuznaya St., Moscow 117810***
Postal address: ***Suite 603t, 84/32 Profsoyuznaya St., Moscow 117810***
Issuer's stake in the capital stock of the legal entity: ***100 %***
Common shares of the legal entity belonging to the issuer: ***100 %***
Stake of this person in the issuer's capital stock: ***none***
Stake of the issuer's common shares: ***none***
Board of Directors: ***Board of Directors' functions are performed by the general shareholders meeting.***
Collegial executive body: ***not stipulated***
Sole executive body: ***General Director***
Artemy Vyacheslavovich_Inyutin
Born: ***1967***
Stake of this person in the issuer's capital stock: ***does not have***
Stake of issuer's common shares: ***does not have***

Full company name: ***RBC-Centre Limited Liability Company***
Brief company name: ***RBC-Centre LLC***
Location: ***Bldg. 1, 3b Sadovaya-Chernogryazskaya St., Moscow, 107078***
Postal address: ***Bldg. 1, 78 Profsoyuznaya St., Moscow 117420***
Issuer's stake in the capital stock of the legal entity: ***100 %***
Stake of this person in the issuer's capital stock: ***none***
Stake of the issuer's common shares: ***none***
Board of Directors: ***not stipulated.***
Collegial executive body: ***not stipulated***
Sole executive body: ***General Director***
Arkady Lvovich Gordon
Born: ***1946***
Stake of this person in the issuer's capital stock: ***none***
Stake of issuer's common shares: ***none***

Full company name: ***Closed Joint-stock Company SK GARANT***
Brief company name: ***CJSC SK GARANT***
Location: ***Suite of the Board, 18-20 Sadovaya-Triumfalnaya St., Moscow 103006***
Postal address: ***75/9 Leninsky Ave., Moscow 119261***
Issuer's stake in the capital stock of the legal entity: ***100 %***
Common shares of the legal entity belonging to the issuer: ***100 %***

Stake of this person in the issuer's capital stock: ***none***
Stake of the issuer's common shares: ***none***
Board of Directors: ***Board of Directors' functions are performed by General shareholders meeting.***
Collegial executive body: ***not stipulated***
Sole executive body: ***General Director***
Alexander Moiseevich Morgulchik
Born: ***1976***
Stake of this person in the issuer's capital stock: ***none***
Stake of issuer's common shares: ***none***

Full company name: ***Closed Joint-stock Company RBC-TV***
Brief company name: ***CJSC RBC-TV***
Location: ***75/9 Leninsky Ave., Moscow 119261***
Postal address: ***75/9 Leninsky Ave., Moscow 119261***
Issuer's stake in the capital stock of the legal entity: ***100 %***
Common shares of the legal entity belonging to the issuer: ***100 %***
Stake of this person in the issuer's capital stock: ***0.49%***
Stake of the issuer's common shares: ***0.49%***
Board of Directors: ***Board of Directors' functions are performed by General shareholders meeting.***
Collegial executive body: ***not stipulated***
Sole executive body: ***General Director***
Artemy Vyacheslavovich_Inyutin
Born: ***1967***
Stake of this person in the issuer's capital stock: ***none***
Stake of issuer's common shares: ***none***

Full company name: ***RBC-Reklama Limited Liability Company***
Brief company name: ***RBC-Reklama LLC***
Location: ***75/9 Leninsky Ave., Moscow 119261***
Postal address: ***75/9 Leninsky Ave., Moscow 119261***
Issuer's stake in the capital stock of the legal entity: ***100 %***
Stake of this person in the issuer's capital stock: ***none***
Stake of the issuer's common shares: ***none***
Board of Directors: ***not stipulated.***
Collegial executive body: ***not stipulated***
Sole executive body: ***General Director***
Dmitry Gelyevich Belik
Born: ***1968***
Stake of this person in the issuer's capital stock: ***23.78 %***
Stake of the issuer's common shares: ***23.78 %***

Full company name: ***RBC Publishing Limited Liability Company***
Brief company name: ***RBC Publishing LLC***
Location: ***29 Choros-Gurkina St., Gorno-Altaysk 649000 Russia***
Address: ***29 Choros-Gurkina St., Gorno-Altaysk 649000 Russia***
Issuer's stake in the capital stock of the legal entity: ***100 %***
Stake of this person in the issuer's capital stock: ***none***
Stake of the issuer's common shares: ***none***
Board of Directors: ***not stipulated.***

Collegial executive body: ***not stipulated***
Sole executive body: ***General Director***
Andrey Anatolyevich Smirnov
Born: ***1962***
Stake of this person in the issuer's capital stock: ***none***
Stake of the issuer's common shares: ***none***

10.1.6. Information on substantial transactions completed by the issuer

Date of transaction: September 27, 2001.
Subject of transaction and other substantial terms of transaction: purchase of 100% shares of Closed Joint-Stock Company Publishing House RosBusinessConsulting from Closed Joint-stock Company SK GARANT
Information on compliance with requirements of state registration and/or notarization of transaction in cases stipulated by the legislation of the Russian Federation: not stipulated
Price of the transaction in money terms and in percentage of book value of the issuer's assets on the date of the end of the last finished accounting period, previous to the date of approval of securities prospectus: 8,400 (eight thousand and four hundred) roubles 00 kopecks, which amounts to 10.12% of book value of the issuer's assets on 1 July, 2001.
Term for the fulfillment of obligations under the transaction and the information thereon: obligations under the transaction fulfilled
In case of delay in the fulfillment of obligations under the abovementioned transactions on the part of the contractor or the issuer – reasons for such delay (if they are known to issuer) and consequences for the contractor or the issuer with indication of penalty provisions stipulated by terms of the transaction: fulfillment of obligations was not delayed
Information on attribution of the completed transaction to large transactions, as well as on approval of transaction by the issuer's governing body: transaction is not large, transaction was approved as transaction with interest by General shareholders meeting, Minutes No. 1, September 26, 2001.
Other information on the completed transaction, mentioned by the issuer at his discretion: not mentioned

Date of the transaction: September 28, 2001.
Subject of the transaction and other substantial terms of transaction: purchase of 100% shares of Limited Liability Company RBC-Centre from Closed Joint-stock Company SK GARANT
Information on compliance with requirements of state registration and/or notarization of transaction in cases stipulated by the legislation of the Russian Federation: not stipulated
Price of the transaction in money terms and in percentage of book value of the issuer's assets on the date of the end of the last finished accounting period, previous to the date of approval of securities prospectus: 8,400 (Eight thousand and four hundred) roubles 00 kopecks, which amounts to 10.12% of book value of the issuer's assets on 1 July, 2001.
Term for the fulfillment of obligations under the transaction and the information thereon: obligations under the transaction fulfilled
In case of delay in the fulfillment of obligations under the abovementioned transactions on the part of the contractor or the issuer – reasons for such delay (if they are known to issuer) and consequences for the contractor or the issuer with indication of penalty provisions stipulated by terms of the transaction: fulfillment of obligations was not delayed
Information on attribution of the completed transaction to large transactions, as well as on approval of transaction by issuer's governing body: transaction is not large, transaction was approved as transaction with interest by General shareholders meeting, Minutes No. 2, September 27, 2001.

Other information on the completed transaction, mentioned by issuer at his discretion: not mentioned

Date of transaction: September 28, 2001.
Subject of the transaction and other substantial terms of transaction: purchase of shareholding of common registered non-documentary shares of Closed Joint-stock Company RosBusinessConsulting in the amount of 108 (one hundred and eight) items with par value of 100 (one hundred) roubles each from German Vladimirovich Kaplun.
Information on compliance with requirements of state registration and/or notarization of transaction in cases stipulated by the legislation of the Russian Federation: not stipulated
Price of the transaction in money terms and in percentage of book value of the issuer's assets on the date of the end of the last finished accounting period, previous to the date of approval of securities prospectus: 10,800 (ten thousand and eight hundred) roubles 00 kopecks, which amounts to 13.01% of book value of the issuer's assets on 1 July, 2001.
Term for the fulfillment of obligations under the transaction and the information thereon: obligations under the transaction fulfilled
In case of delay in the fulfillment of obligations under the abovementioned transactions on the part of the contractor or the issuer – reasons for such delay (if they are known to issuer) and consequences for the contractor or the issuer with indication of penalty provisions stipulated by terms of the transaction: fulfillment of obligations was not delayed
Information on attribution of the completed transaction to large transactions, as well as on approval of transaction by issuer's governing body: transaction is not large, transaction was approved as transaction with interest by General shareholders meeting, Minutes No. 3, September 28, 2001.
Other information on the completed transaction, mentioned by issuer at his discretion: not mentioned

Date of transaction: September 28, 2001.
Subject of the transaction and other substantial terms of transaction: purchase of shareholding of common registered non-documentary shares of Closed Joint-stock Company RosBusinessConsulting in the amount of 107 (one hundred and seven) items with par value of 100 (one hundred) roubles each from Alexander Moiseevich Morgulchik.
Information on compliance with requirements of state registration and/or notarization of transaction in cases stipulated by the legislation of the Russian Federation: not stipulated
Price of the transaction in money terms and in percentage of book value of the issuer's assets on the date of the end of the last finished accounting period, previous to the date of approval of securities prospectus: 10,700 (ten thousand and seven hundred) roubles 00 kopecks, which amounts to 12.89% of book value of the issuer's assets on 1 July, 2001.
Term for the fulfillment of obligations under the transaction and the information thereon: obligations under the transaction fulfilled
In case of delay in the fulfillment of obligations under the abovementioned transactions on the part of the contractor or the issuer – reasons for such delay (if they are known to issuer) and consequences for the contractor or the issuer with indication of penalty provisions stipulated by terms of the transaction: fulfillment of obligations was not delayed
Information on attribution of the completed transaction to large transactions, as well as on approval of transaction by issuer's governing body: transaction is not large, transaction was approved as transaction with interest by General shareholders meeting, Minutes No. 3, September 28, 2001.
Other information on the completed transaction, mentioned by issuer at his discretion: not mentioned

Date of transaction: September 28, 2001.
Subject of the transaction and other substantial terms of transaction: purchase of shareholding of common registered non-documentary shares of Closed Joint-stock Company RosBusinessConsulting in the amount of 107 (one hundred and seven) items with par value of 100 (one hundred) roubles each from Dmitry Gelyevich Belik.
Information on compliance with requirements of state registration and/or notarization of transaction in cases stipulated by legislation of the Russian Federation: not stipulated
Price of transaction in money terms and in percentage of book value of the issuer's assets on the date of the end of the last finished accounting period, previous to the date of approval of securities prospectus: 10,700 (ten thousand and seven hundred) roubles 00 kopecks, which amounts to 12.89% of book value of the issuer's assets on 1 July, 2001.
Term for the fulfillment of obligations under the transaction and the information thereon: obligations under the transaction fulfilled
In case of delay in the fulfillment of obligations under the abovementioned transactions on the part of the contractor or the issuer – reasons for such delay (if they are known to issuer) and consequences for the contractor or the issuer with indication of penalty provisions stipulated by terms of the transaction: fulfillment of obligations was not delayed
Information on attribution of the completed transaction to large transactions, as well as on approval of transaction by issuer's governing body: transaction is not large, transaction was approved as transaction with interest by General shareholders meeting, Minutes No. 3, September 28, 2001.
Other information on the completed transaction, mentioned by issuer at his discretion: not mentioned

Date of transaction: September 28, 2001.
Subject of the transaction and other substantial terms of transaction: purchase of shareholding of common registered non-documentary shares of Closed Joint-Stock Company RBC HOLDING in amount of 9,834 (nine thousand eight hundred and thirty four) items with par value of 10 (ten) roubles each from German Vladimirovich Kaplun.
Information on compliance with requirements of state registration and/or notarization of transaction in cases stipulated by the legislation of the Russian Federation: not stipulated
Price of transaction in money terms and in percentage of book value of the issuer's assets on the date of the end of the last finished accounting period, previous to the date of approval of securities prospectus: 98,340 (ninety-eight thousand three hundred and forty) roubles 00 kopecks, which amounts to 118.48% of book value of the issuer's assets on 1 July, 2001.
Term for the fulfillment of obligations under the transaction and the information thereon: obligations under the transaction fulfilled
In case of delay in the fulfillment of obligations under the abovementioned transactions on the part of the contractor or the issuer – reasons for such delay (if they are known to issuer) and consequences for the contractor or the issuer with indication of penalty provisions stipulated by terms of the transaction: fulfillment of obligations was not delayed
Information on attribution of the completed transaction to large transactions, as well as on approval of transaction by issuer's governing body: transaction is large, approved by General shareholders meeting, Minutes No. 4, September 28, 2001.
Other information on the completed transaction mentioned by issuer at his discretion: not mentioned

Date of transaction: September 28, 2001.
Subject of transaction and other substantial terms of transaction: purchase of shareholding of common registered non-documentary shares of Closed Joint-stock Company RBC HOLDING

in the amount of 9,834 (nine thousand eight hundred and thirty four) items with par value of 10 (ten) roubles each from Alexander Moiseevich Morgulchik.

Information on compliance with requirements of state registration and/or notarization of transaction in cases stipulated by the legislation of the Russian Federation: not stipulated
Price of transaction in money terms and in percentage of book value of the issuer's assets on the date of the end of the last finished accounting period, previous to the date of approval of securities prospectus: 98,340 (ninety-eight thousand three hundred and forty) roubles 00 kopecks, which amounts to 118.48% of book value of the issuer's assets on 1 July, 2001.
Term for the fulfillment of obligations under the transaction and the information thereon: obligations under the transaction fulfilled.
In case of delay in the fulfillment of obligations under the abovementioned transactions on the part of the contractor or the issuer – reasons for such delay (if they are known to issuer) and consequences for the contractor or the issuer with indication of penalty provisions stipulated by terms of the transaction: fulfillment of obligations was not delayed
Information on attribution of the completed transaction to large transactions, as well as on approval of transaction by issuer's governing body: transaction is large, approved by General shareholders meeting, Minutes No. 4, September 28, 2001.
Other information on the completed transaction mentioned by issuer at his discretion: not mentioned.

Date of transaction: 28 September 2001.
Subject of transaction and other substantial terms of transaction: purchase of shareholding of common registered non-documentary shares of Closed Joint-stock Company RBC HOLDING in the amount of 9,834 (nine thousand eight hundred and thirty four) items with par value of 10 (ten) roubles each from Dmitry Gelievich Belik.
Information on compliance with requirements of state registration and/or notarization of transaction in cases stipulated by the legislation of the Russian Federation: not stipulated
Price of transaction in money terms and in percentage of book value of the issuer's assets on the date of the end of the last finished accounting period, previous to the date of approval of securities prospectus: 98,340 (ninety-eight thousand three hundred and forty) roubles 00 kopecks, which amounts to 100% of book value of the issuer's assets on July 1, 2001.
Term for the fulfillment of obligations under the transaction and the information thereon: obligations under the transaction fulfilled
In case of delay in the fulfillment of obligations under the abovementioned transactions on the part of the contractor or the issuer – reasons for such delay (if they are known to issuer) and consequences for the contractor or the issuer with indication of penalty provisions stipulated by terms of the transaction: fulfillment of obligations was not delayed
Information on attribution of the completed transaction to large transactions, as well as on approval of transaction by issuer's governing body: transaction is large, approved by General shareholders meeting, Minutes No. 4, September 28, 2001.
Other information on the completed transaction, mentioned by issuer at his discretion: not mentioned

Date of transaction: February 3, 2001.
Subject of transaction and other substantial terms of transaction: purchase of shareholding of common registered non-documentary shares of Closed Joint-Stock Company RBC-TV in the amount of 9,000 (nine thousand) items with the par value of 10 (ten) roubles each for the offering price of 35,555.56 (thirty five thousands five hundred fifty five 56/100) roubles each.

Information on compliance with requirements of state registration and/or notarization of transaction in cases stipulated by the legislation of the Russian Federation: not stipulated
Price of transaction in money terms and in percentage of book value of the issuer's assets on the date of the end of the last finished accounting period, previous to the date of approval of securities prospectus: 320,000,040 (three hundred twenty million forty) roubles 00 kopecks, which amounts to 57.06% of book value of the issuer's assets on December 31, 2002.
Term for the fulfillment of obligations under the transaction and the information thereon: obligations under the transaction fulfilled.
In case of delay in the fulfillment of obligations under the abovementioned transactions on the part of the contractor or the issuer – reasons for such delay (if they are known to issuer) and consequences for the contractor or the issuer with indication of penalty provisions stipulated by terms of the transaction: fulfillment of obligations was not delayed
Information on attribution of the completed transaction to large transactions, as well as on approval of transaction by issuer's governing body: transaction is large, approved by General shareholders meeting, Minutes No. 13, June 3, 2003.
Other information on the completed transaction, mentioned by issuer at his discretion: not mentioned

Date of transaction: December 30, 2002.
Subject of transaction and other substantial terms of transaction: granting of the loan by the issuer to the CJSC Publishing House RosBusinessConsulting
Information on compliance with requirements of state registration and/or notarization of transaction in cases stipulated by the legislation of the Russian Federation: not stipulated.
Price of transaction in money terms and in percentage of book value of the issuer's assets on the date of the end of the last finished accounting period, previous to the date of approval of securities prospectus: 76,000,000 (seventy-six millions) roubles 00 kopecks, which amounts to 13.96% of book value of the issuer's assets on October 1, 2002.
Term for the fulfillment of obligations under the transaction and the information thereon: obligations under the transaction fulfilled.
In case of delay in the fulfillment of obligations under the abovementioned transactions on the part of the contractor or the issuer – reasons for such delay (if they are known to issuer) and consequences for the contractor or the issuer with indication of penalty provisions stipulated by terms of the transaction: fulfillment of obligations was not delayed.
Information on attribution of the completed transaction to large transactions, as well as on approval of transaction by issuer's governing body: the transaction is not large and is approved by the General shareholder meeting, Minutes No. 13, June 3, 2003.
Other information on the completed transaction, mentioned by issuer at his discretion: not mentioned.

Date of transaction: February 3, 2003.
Subject of transaction and other substantial terms of transaction: granting of the loan by the issuer to the CJSC Publishing House RosBusinessConsulting.
Information on compliance with requirements of state registration and/or notarization of transaction in cases stipulated by the legislation of the Russian Federation: not stipulated.
Price of transaction in money terms and in percentage of book value of the issuer's assets on the date of the end of the last finished accounting period, previous to the date of approval of securities prospectus: 114,000,000 roubles, which amounts to 20.33% of book value of the issuer's assets on October 1, 2002.
Term for the fulfillment of obligations under the transaction and the information thereon: obligations under the transaction fulfilled.

In case of delay in the fulfillment of obligations under the abovementioned transactions on the part of the contractor or the issuer – reasons for such delay (if they are known to issuer) and consequences for the contractor or the issuer with indication of penalty provisions stipulated by terms of the transaction: fulfillment of obligations was not delayed.
Information on attribution of the completed transaction to large transactions, as well as on approval of transaction by issuer's governing body: the transaction is approved by the General shareholder meeting, Minutes No. 13, June 3, 2003.
Other information on the completed transaction, mentioned by issuer at his discretion: not mentioned.

Date of transaction: February 27, 2004.
Subject of transaction and other substantial terms of transaction: the agreement with the Commercial Bank MosCommerceBank LLC on opening of the credit line.
Information on compliance with requirements of state registration and/or notarization of transaction in cases stipulated by the legislation of the Russian Federation: not stipulated.
Price of transaction in money terms and in percentage of book value of the issuer's assets on the date of the end of the last finished accounting period, previous to the date of approval of securities prospectus: the limit of the credit line is 4,500,000 US dollars, interests on credit – 13.25% per annum, the commission for opening and conducting the loan account – 96,450 US dollars, depending on the credit amount the maximum sum of the transaction makes approx. 32% of the assets of the issuer.
Term for the fulfillment of obligations under the transaction and the information thereon: the loan is granted for the period of 5 years.
In case of delay in the fulfillment of obligations under the abovementioned transactions on the part of the contractor or the issuer – reasons for such delay (if they are known to issuer) and consequences for the contractor or the issuer with indication of penalty provisions stipulated by terms of the transaction: fulfillment of obligations was not delayed.
Information on attribution of the completed transaction to large transactions, as well as on approval of transaction by issuer's governing body: the transaction is large, the transaction is approved by the General shareholder meeting, Minutes No. 26, February 12, 2004.
Other information on the completed transaction, mentioned by issuer at his discretion: not mentioned.

Date of transaction: November 26, 2003.
Subject of transaction and other substantial terms of transaction: granting of the loan by the issuer to the company RBC Investments (Cyprus) Ltd.
Parties of the contract: Lender – OJSC RBC Information Systems; Borrower – RBC Investments (Cyprus) Ltd.;
Full and brief company name of legal entity or the surname, the name, surname and patronymic of an individual, recognized in accordance to the legislation of the Russian Federation as a person, interested in a contract conclusion: German Vladimirovich Kaplun, Alexander Moiseevich Morgulchik, Dmitry Gelievich Belik, Oleg Alexandrovich Dyatlov, Sergey Yurievich Lukin, Ekaterina Alexandrovna Lebedeva, Leonid Albertovich Hazan, Givi Topchishvilli, Yuri Mostovoi, Michael Hammond, Hans-Jörg Rudloff, Neil Osbourne.
The grounds for recognition of a person as interested in the mentioned contract: stated persons are recognized as interested, as they were the members of the Board of the Directors of the issuer and their affiliatee persons were the party of the contract.
Full and brief company name of legal entity or the name, surname and patronymic of an individual, recognized in accordance with the legislation of the Russian Federation as a person, interested in a contract conclusion: Yury Alexandrovich Rovensky.

The grounds for recognition of a person as interested in the mentioned contract: stated person is recognized as interested, as he was the General Director of the issuer and his affiliated persons were the party of the contract.
The transaction price (stated in terms of money and the percentage of book value of assets of the issuer on a date closed of last completed accounting period, previous to date of transaction conclusion, and if the transaction (a group of interconnected transactions) is an offering by a subscription or sale of common shares – then in terms of percentage of common shares, offered before the transaction conclusion and common shares, to which transferable securities, offered before the transaction conclusion) 117 500 000 (One hundred seventeen millions five hundred thousands) roubles 00 kopecks, which amounts to makes 20.89% of book value of assets of the issuer on September 30, 2003.
Term for the fulfillment of obligations under the transaction and the information thereon: 180 days.
Governing body of the issuer which passed a resolution on the approval of the contract, date of passing the appropriate resolution (Date and No. of the Minutes): Board of the Directors performed preliminary approval of the transaction and passed it for approval to the General meeting of the shareholders, Minutes No 27, March 18, 2004.
Other information on the completed transaction, mentioned by issuer at his discretion: interests on the amount of the loan are determined in accordance with the rate of 1% per annum.

10.1.7 Information on the issuer's credit ratings.

Credit ratings have not been conferred either to the issuer or to the securities.

10.2 Information on every category (type) of the issuer's shares

Share category: common, registered, non-documentary.
Par value of each share: 0.001 (zero point one thousandth) roubles
Number of shares circulated: 100 000 000 pieces
Number of additional shares, being offered: 0
Number of declared shares: 30 000 000 pieces
Number of balance shares of the issuer: 0
Number of additional shares which may be offered as a result conversion of offered securities into shares or as a result of fulfillment of obligations on issuer's options: 0.
State registration number and date of state registration of all issuer's shares issues:
1-01-05214-A dated on November 10, 2000
1-02-05214-A dated on September 17, 2001
1-03-05214-A dated on December 21, 2001
1-04-05214-A dated on March 27, 2002
The rights given by shares to their holders:
In accordance with the Articles of Association of the Open Joint-Stock Company RBC Information Systems (hereinafter referred to as the Company) every shareholder has the right:

- ***to alienate shares belonging to them without the consent of other shareholders and the Company;***
- ***the shareholders of the Company have the preemptive right for the purchase of additional shares and issued securities, convertible to shares, being offered by the public offering in a quantity, proportional to the quantity of shares of this type (category) belonging to them;***

- ***the shareholders of the Company, who voted against or have not participated in voting on the offering the shares and the issued securities, convertible to shares, by closed subscription, have the preemptive right for the purchase of the shares and the issued securities, convertible to shares, being offered by non-public offering in a quantity proportional to the quantity of shares of this type (category) belonging to them. The mentioned right does not refer to the offering of the shares and other issued securities, convertible to shares, performed by non-public offering only among shareholders, if the shareholders thus have an opportunity to purchase a whole number of the offered shares and other issued securities, convertible to shares, proportionally to the quantity of the shares of the appropriate type (category) belonging to them;***
- ***to receive share of net profit (dividends), that is a subject of allocation among the shareholders in accordance to the category (type) of the shares belonging to them, in the order, stipulated by the law and the Articles of Association;***
- ***to receive a part of the Company property (a liquidating quota), left after liquidation of the Company, proportionally to the quantity of share) of the appropriate category (type) belonging to him;***
- ***to have access to the Company's documents, in the order stipulated by the law and the Articles of Association and to receive their copies for a payment;***
- ***to fulfill other rights, stipulated by the legislation, the Articles of Association and the general shareholders meeting resolutions, adopted in accordance with its competence.***

Each common share of the Company has identical par value and gives its holder identical volume of rights.

In accordance with the Federal Act "On Joint-Stock Companies" the shareholders, which are the owners of common shares of the Company, may participate in general shareholders meeting with a right to vote on all the questions in its competence, and also have a right to receive dividends, and in case of the Company liquidation – a right to receive a part of its property (liquidation quota).

Shares, voting on all the questions of the general meeting competence, give their owner a right:
- ***to participate in voting (including correspondence voting) in the general shareholders meeting on all the questions of its competence;***
- ***to nominate candidates to Company bodies in the order and under conditions, stipulated by law and the Articles of Association;***
- ***to make offers to the agenda of the annual general shareholders meeting in the order and under conditions, stipulated by law and the Articles of Association;***
- ***to require of acquaintance the list of people, who have a right to participate in the general shareholders meeting, in the order and under conditions, stipulated by law and the Articles of Association;***
- ***the access to the accounting documents in the order and under conditions, stipulated by law and the Articles of Association;***
- ***to require of convocation of extraordinary general shareholders meeting, checking of the Company financial-economic activity by a Revision Commission in the order and under conditions stipulated by law and the Articles of Association;***
- ***to require repayment by the Company of all or the part of the shares belonging to it in cases statutory;***

other information about the shares, the issuer shall consider necessary to be mentioned: no information is mentioned.

10.3 Information on the previous issues of issuer's emission securities excluding issuer's shares

no issues were made

10.4 Information on the person (persons), who has given maintenance under bonds of issue.

No information is given for this issue.

10.5 Conditions of maintenance of obligation fulfillment under bonds of issue.

No conditions are given for this issue.

10.6 Information about the organizations, which perform the account of right on the issuer's issued securities.

Full company name: Closed Joint-Stock Company "Brief company name: CJSC IRKOL
Location: Bldg. 1, 3/4 Boyarsky Lane, Moscow, 107078
Address for reception of postings: Bldg. 1, 3/4 Boyarsky Lane, Moscow, 107078
Tel.: (095) 208-15-15, 207-15-15 Fax: (095) 208-34-34
E-mail address: corp@ircol.ru
License:
No of license: 10-000-1-00250
Date of issuance: 09.08.2002
Expiry date: perpetual
Issuing body: the Russian Federal Commission on Securities Market.
The date, when mentioned registrar started conducting the register of issuer's registered security: 12.03.2002

10.7 Information about the Federal Acts, regulating the problems of capital import and export that may affect dividends, interests and other payments to non-residents.

Federal Act of the Russian Federation dated on 9 October 192 No 3615-1 "On currency regulating and currency control" (in edition of Federal acts dated on 05.07.1999 No 128-FZ, dated on 31.05. 2001 No 72-FZ, dated on 08.08.2001 No 130-FZ, dated on 30.12.2002 No 187-FZ, No 192-FZ, dated 27.02.2003, dated 07.07.2003 No 116-FZ, dated 10.12.2003 No 173-FZ, with changes, brought by Definition of the Constitutional Court of the Russian Federation dated on 04.03.1999 No 50-O)
Federal Act "On foreign investments in the Russian Federation" dated on 09.07.1999 No 160-FZ (in edition of Federal acts dated on 21.03.2002 No 31-FZ, dated on 25.07.2002 No 117-FZ, dated on 08.12.2003 No 169-FZ)
Feaderal Act "On investment activity in the Russian Federation which performed in the form of capital foreign investments"
International Agreements of the Russian Federation on the problems of dual taxation avoidance.

The Decree of President of the Russian Federation dated on 10 June 1994 No 1184 "On banking system performance improvement in the Russian Federation" (with changes and adding dated on 27 April 1995)

The Decree of President of the Russian Federation dated on 17 November 1993 No 1924 "On performance of foreign banks and banks with the participate of non-resident's finance in the Russian Federation"

Regulations of Central Bank of Russia dated on 29 January 2003 No 214-P "On the order of realization of payments among legal entities – residents with non-residents in foreign trade contracts, stipulating goods purchase and further sale abroad without import to customs territory of the Russian Federation".

Regulations of Central Bank of Russia dated on 24 October 2001 No 157-P "On the order of realization of payments among residents and non-residents according to the contracts on fulfillment of works, rendering of services or transfer of results of intellectual activity "

Regulations of Central Bank of Russia dated on 20 February 2001 No 134-P "On the order of realization of payments in foreign currency, based on offset of mutual requirements among the residents, realizing fishing, and non-residents, realizing agents service to them"

Instruction of Central Bank of Russia dated on 28 December 2000 No 96-I "On specials accounts for non-residents of the "C" type (with changes and additions, dated on 25 February, 13 August 2003).

The Order of sums of money transfer from the special non-residents' accounts of "C" type (investments) to the special non-residents' accounts of "C" type (conversion) (Appendix 3 to the Instruction of the Central Bank of Russia dated on 28 December 2000 No 96-I, in edition Instruction of Central Bank of Russia dated 25 February 2003 No 1253-U)

Instruction of Central Bank of Russia dated on 12 October 2000 No 93-I "On the order of opening of non-residents' banking accounts in currency of the Russian Federation and realization of operations on them by the representative banks"

Regulation of Central Bank of Russia and State Customs Committee dated on 12 January 2000 No 105-P, 01-100/01 "On the order of export of cash foreign currency from the Russian Federation by individuals"

Regulation of Central Bank of Russia dated on 14 October 1999 No 93-P "On the order of some transactions in foreign currency realization"

Regulation of Central Bank of Russia dated on 15 August 1999 No 503 "On discontinuance of payments in foreign currency for goods (works, services) sold by individuals in territory of the Russian Federation (with changes and additions dated on 12 October 2000, 20 July 2001).

Decree of Central Bank of Russia dated on 24 April 1996 No 02-94 "On confirmation of the Regulation on the order of realization of some kinds of foreign currency operations in territory of the Russian Federation and on the accounting and representation of accounts on some kinds of foreign currency operations" (with changes and additions dated 3 February, 27 August, 24 October 1997, 12 October 2000, 17 Sep ember 2001, 20 August 2002)

Indication of Central Bank of Russia dated on 2 July 2001 No 991-U "On the list of securities, which may be a subject of operations realized by non-residents with use of special non-residents' accounts of "C"type"

Indication of Central Bank of Russia dated on 28 February 2001 No 924-U "On the representation of the documents by the banks-non-residents to the representative bank while opening accounts in currency of the Russian Federation"

Indication of Central Bank of Russia dated on 8 October 1999 No 660-U "On the order of operations in foreign currency transactions, connected to attraction and return of foreign investments"

Indication of Central Bank of Russia dated on 15 September 1999 No 638-U "On payments of the representative banks on the non-residents operations ОРЦБ"(with changes and additions dated on 12 January 2000, 27 June 2001).

Indication of Central Bank of Russia dated on 21 July 1999 No 611-U "On foreign currency operations realizations, connected on donation and debt forgiveness"

Regulation of Central Bank of Russia dated on 23 March 1999 No 68-P "On features of realization of non-residents' contracts with securities of Russian issuers in currency of the Russian Federation and conversion contracts realization" (with changes and additions dated on 18 May 1999, 27 June 2001)

Indication of Central Bank of Russia dated on 4 September 1998 No 344-U "On suspension of residents' payments for the benefit of non-residents on the fixed-date contracts in the foreign currency"

Information letter of CBR dated of 27 June 2003No 24 "Generalization of the practical use of Regulation of CBR dated on 29 January 2003 No 214-P "On the order of payments realization of legal entities – residents with non-residents on foreign trade contracts, stipulating purchase and further sale of goods abroad without import into the customs territory of the Russian Federation"

Information letter of CBR dated on 16 May 2003 No 23 "Generalization of the practical use of Bank of Russia statutory acts on the problems of foreign currency regulation and control"

Information letter of CBR dated on 27 December 2002 No 21 "Generalization of the practical use of Bank of Russia statutory acts on the problems of foreign currency regulation and control"

Letter of State Customs Committee dated 29 June 2001 No 01/03-25671 "On the customs registration of foreign currency imported by individuals"

Generalization of the practical use of Bank of Russia statutory acts on the problems of foreign currency regulation "Questions of use of Bank of Russia Instructions dated on 16.07.93 No 16 "On the order of opening and conducting of the non-residents' accounts in the currency of the Russian Federation by the representative banks" (Further – Instruction of Bank of Russia 16)

Generalization of the practical use of Bank of Russia statutory acts on the problems of foreign currency regulation "Questions of use of Bank of Russia Indication of 08.10.99 No 660-U "On the order of operations in the foreign currency realization, connected to attraction and return of foreign investments"(Further – Indication of Bank of Russia 660-U)

Generalization of the practical use of Bank of Russia statutory acts on the problems of foreign currency regulation. Question of use of Bank of Russia Instructions dated on 16.07.93 No 16 "On the order of opening and conducting of non-residents' accounts in the currency of the Russian Federation by the representative banks. Point 2.

Generalization of the practical use of Bank of Russia statutory acts on the problems of foreign currency regulation. Questions on use of Regulation of Bank of Russia dated on 24.04.96 No 39 "On changes of the order of some kinds of operations in the foreign currency realization in the Russian Federation.

Resolution of Bank of Russia Board of Directors dated on 17 August 1998 On suspension of operations, connected on payments for the benefit of non-residents realized by residents.

Letter of CBR dated on 13 August 1996 No 12-562 Explanations concerning the problems of foreign currency regulation.

Letter of CBR dated on 13 April 1994 No 88 "On the order of realization of operations with gold certificates issued by the Ministry of Finance of the Russian Federation in 1993 in territory of the Russian Federation" (with changes and additions dated on 29 November 2000).

Resolution of the Supreme Court of judicature dated on 29 January 2001 No GKPI 00-1386 "The Application on recognition as not corresponding to the Law of "The order of realization foreign currency transfers from and to the Russian Federation without opening current currency accounts" dated on 27 August 1997 No 02-371 not to be satisfied"

10.8 Description of the order of taxation of incomes under offered and offering securities of the issuer.

Open Joint-Stock Company RBC Information Systems
Taxpayer ID 7736206959

Taxation of legal entities' incomes under offered and offering securities as dividends in accordance to the legislation, valid since 01.01.2002.

No	Categories of securities owners	
	Legal entities – tax residents of the Russian Federation	Foreign legal entities - (non-residents), drawing income from the sources in territory of the Russian Federation
1. Name of the income under offered and offering securities.	Dividends	
2.Name of the tax on income under securities	Tax on profit	
3. Tax rate	6%	15%
4. The order and the date of tax payment	Taxes on income as dividends are deducted from the source of the income paid and transferred to the federal budget by the fiscal agent in 10 days from the date of income payment	The amount of the tax, deducted from the income of the foreign organizations is transferred to the federal budget by the fiscal agent simultaneously with the income payment either in the currency of the payment or in the currency of the Russian Federation according to the official Central Bank of the Russian Federation exchange rate on the date of the tax transfer.
5. Features of the taxation order for the category of the securities owners	The whole amount of the tax on the sum of dividends is determined as the difference between the sum of the dividends that must be offered between the shareholders-residents and the sum of the dividends, received by the fiscal agent during the accounting period	Dual taxation elimination. To avoid the taxation or to get a tax privilege a taxpayer (foreign company) must present to the fiscal agent, paying the income, before the date of income payment, a confirmation that it is a resident of a state that has concluded a international agreement with the Russian Federation that regulates the problems of taxation This confirmation must be certified by the representative body of the appropriate foreign state. In case this confirmation is not presented before the date of income payment the fiscal agent is obliged to deduct the tax on the income of the foreign company. In accordance to a Tax Code art. 312 p.2 a foreign income receiver has a right on a refund of the tax deducted from the income, he was paid before, in three years starting from the end of the tax period if foreign income receiver presents appropriate documents (the list of them is given in art. 312 of Tax Code of the Russian Federation) to the taxation body in accordance to the fiscal agent location of statement on the account. The refund of the retained and paid tax should be done in a month starting from the date of apply and mentioned documents representation
6. Legislative and statutory acts, regulating the order of mentioned incomes taxation	Tax Code of the Russian Federation, Chapter 25 "Tax on the profit of the companies"	

Taxation of individual's incomes under offered and offering securities as dividends in accordance to the legislation, valid since 01.01.2002.

No	Categories of securities owners	
	Individuals – tax residents of the Russian Federation	Individuals, who draw income from the sources, situated in the Russian Federation, not being tax residents of the Russian

		Federation.
1. Name of the income under offered and offering securities.	*Dividends*	
2.Name of the tax on income under securities	*Tax on individuals' income*	
3. Tax rate	*6%*	*30%*
4. The order and the date of tax payment	*Obligation to deduct the sum of the tax from the taxpayer's income and to transfer it to the appropriate budget is imposed on Russian company, being a source of the taxpayer's income, paid as dividends (fiscal agent). The charged sums of the taxes deducted directly from the taxpayer's income simultaneously with its actual payment. Fiscal agents are obliged to transfer sums of the charged and deducted tax not later a day of actual receiving of money for the income payment and also a day of income transfer from the fiscal agents 'banking account to the taxpayer's account or to the banking accounts of the third parties.*	
5. Features of the taxation order for the category of the securities owners	*The whole amount of the tax on the sum of dividends is determined as the difference between the sum of the dividends that must be offered between the shareholders-residents and the sum of the dividends, received by the fiscal agent during the accounting period. If the difference is negative, no obligations to pay tax arise and no refund is made. The sum of the tax, to be deducted from the income of the taxpayer – dividend drawer, is charged proceeding from the whole sum of the tax and stake of each taxpayer in the whole dividend sum.*	*Dual taxation elimination. To avoid the taxation or to receive a tax deduction or other tax privileges a taxpayer must present to the bodies of the Ministries of the Russian Federation under taxes and tax collections an official confirmation of the fact that he is a resident of the state, that has concluded with the Russian Federation an agreement (a contract) on the avoidance of dual taxation valid during the appropriate tax period (or its part). Such confirmation may be presented both before the tax payment and during a year after the end of the tax period by results of which a taxpayer pretends on the exemption from taxation, tax deductions or privileges.*

6. Legislative and statutory acts, regulating the order of mentioned incomes taxation	*Tax Code of the Russian Federation, Part 2, Chapter 23 "Tax on the profit of individuals" (with changes and additions), art. 275.*

Taxation of legal entities' incomes on sale of offering and offered securities, and also interests on issuer's bonds in accordance to the legislation, valid since 01.01.2002.

No	*Categories of securities owners*	
	Individuals – tax residents of the Russian Federation	*Foreign legal entities - (non-residents), drawing income from the sources in territory of the Russian Federation*
1. Name of the income under offered and offering securities.	*Income on operations of securities sale, and also interests on issuer's bonds*	*Income on sale of shares of Russian companies, that have more than 50% of assets in the real estate, situated in the territory of the Russian Federation, and also the interests on issuer's bonds*
2.Name of the tax on income under securities	*Tax on profit*	
Tax rate	*24%, 6% of which is transferred to the federal budge; 16% - to the budgets of subjects of the Russian Federation; 2% - to the local budgets. Legislative assemblies of subjects of the Russian Federation have the right to decrease the tax rate on the part of the sum of the tax rate, transferred to the budget of the subjects of the Russian Federation for some categories of taxpayers.*	*20%*
4. The order and the date of tax payment	*The tax that is to be paid after the expiration of the tax period is paid not later*	*The tax is charged and deducted by the Russian company, paying the income to*

	than on 28 March of a year next to the expired tax period. Quarter advance payments are paid not later than in 28 days from the day when the appropriate accounting period ends. Monthly advance payments are paid not later than on the 28th of each month of this accounting period. Taxpayers, charging monthly advance payments at actual profit drawn, pay advance payments not later than on the 28th of the month next to the accounting period. On results of the accounting (tax) period the sums of the monthly advance payments, paid during the accounting (tax) period, are counted to the advance payments on results of the accounting period. Advance payments on results of the accounting period are counted to the tax payments on results of the tax period.	*the foreign company, while each payment of the income and transferred by the fiscal agent to the federal budget simultaneously with the income payment in the currency of the payment or in the currency of the Russian Federation according to the official Central Bank of the Russian Federation exchange rate on the date of the tax transfer.*
5. Features of the taxation order for the category of the securities owners		*At representation by the foreign company to the fiscal agent before the date of income payment of the confirmation of the fact that the company has a constant location in the state that has concluded with the Russian Federation an international agreement, regulating the problems of taxation, in the attitude to the income that has a privilege in taxation in the Russian Federation, the income is exempt of the tax deduction or decreased taxes are deducted.*
6. Legislative and statutory acts, regulating the order of mentioned incomes taxation	*Tax Code of the Russian Federation, Chapter 25 "Tax on the profit of the companies"*	

Taxation of individuals' incomes on sale of offering and offered securities, and also on interests on issuer's bonds in accordance to the legislation, valid in 2002.

No	***Categories of securities owners***	
	Individuals – tax residents of the Russian Federation	***Foreign legal entities - drawing income from the sources in territory of the Russian Federation, not being tax residents of the Russian Federation.***
1. Name of the income under offered and offering securities.	*To incomes of sources in the Russian Federation concern:* *Interests, drawn at Russian company, and also interests drawn at Russian individual businessmen and (or) the foreign company in the attitude to its constant representation in Russia.* *Incomes on sale in the Russian Federation of the shares or other securities and also stakes of participation in the authorized capital of the companies.* *Income (loss) on sale of the securities, determined as the difference between the sums of the incomes, drawn on sale of securities, and confirmed documentary charges on purchase, sale and storage of securities, actually made by the taxpayer, or the property deductions, accepted to decrease the income on sale and purchase bargain.*	
2.Name of the tax on income under securities	*Tax on individuals' income*	
3. Tax rate	*13%*	*30%*
4. The order and the date of tax payment	*Calculation and payment of the sum of the tax is made by the fiscal agent after the expiration of the tax period (calendar year) or while fulfilling payments of taxpayer's money resources before the expiration of the current tax period. If money resources are paid before the expiration of the current tax period the tax is paid from the stake of the income, corresponding to the actual sum of the money resources paid.*	
5. Features of the	*If the losses confirmed*	*Dual taxation elimination. To avoid the taxation*

taxation order for the category of the securities owners	*documentary are absent since 01.01.2002 the individual has a right to apply for a property tax deduction in amount, drawn on the sale of the securities, but not more than 125 000 roubles. If the taxpayer sells the securities owned by him for three years and more, the property tax deduction is given in amount, drawn by a taxpayer on the sale of the securities.*	*or to receive a tax deduction or other tax privileges a taxpayer must present to the bodies of the Ministries of the Russian Federation under taxes and tax collections an official confirmation of the fact that he is a resident of the state, that has concluded with the Russian Federation an agreement (a contract) on the avoidance of dual taxation valid during the appropriate tax period (or its part). Such confirmation may be presented both before the tax payment and during a year after the end of the tax period by results of which a taxpayer pretends on the exemption from taxation, tax deductions or privileges**.*
6. Legislative and statutory acts, regulating the order of mentioned incomes taxation	*Tax Code of the Russian Federation, Chapter 23 "Tax on the profit of individuals" (with changes and additions),*	

In case of introductions into a validity of statutory acts of the taxation legislation, other governmental decrees and orders of state bodies, substantially changing the valid legislation on the taxation of the incomes on offered securities, that are unknown and not published at the present moment, the issuer is not responsible for the consequences, which cannot be foreseen by virtue of mentioned circumstances.
*****Article 232 of Tax Code of the Russian Federation apart from the confirmation obliges the taxpayer to represent a document on the income drawn, and on the tax paid outside the Russian Federation, confirmed by the taxation body of the appropriate foreign state. However for the individuals, not being tax residents of the Russian Federation, the income drawn on the sources in the Russian Federation is recognized as taxation object.***

10.9 Information about the declared (charged) and paid dividends on the issuer's shares, and also about the income on the issuer's bonds.

The decision on the payment (declaration) was not made by the issuer.
The issuer has not fulfilled the emission of the bonds.

10.10 Other information

No other information presents